Form 10-K405, Exhibit 13
period 1995-12-31
FIRST FRANKLIN CORP
filed 1996-03-26
CIK 742161

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("Company") is a savings and loan holding company which was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company applied for and received regulatory approval to acquire all the common stock of Franklin to be outstanding upon its conversion from the mutual to stock form of ownership. This conversion was completed on January 25,1988.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies; (i) emphasizing lending in the one- to four-family residential mortgage market, (ii) managing deposit pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses (v) controlling asset growth, and (vi) maintaining asset quality.

As a Delaware corporation, First Franklin is authorized to engage in any activity permitted by Delaware General Corporate Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, investment securities, and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans for retention in its portfolio and sale in the secondary market. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines and a voice response telephone inquiry system. To generate additional fee income and enhance the products and services available to its customers, during the second quarter 1995 Franklin began offering annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party. Franklin receives a portion of the sales commissions earned on these products.

Franklin has one subsidiary, Madison Service Corporation ("Madison"). Madison was formed on February 22,1972 by Franklin which owns 100% of its outstanding stock. At the present time, Madison's only activity is the servicing of a $2.7 million multi-family mortgage loan.

DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. First Franklin owns 51% of DirectTeller's outstanding common stock. In 1993, DirectTeller completed the installation of the inquiry system at Intrieve, a computer service bureau specializing in savings and loans. At the present time, 31 of Intrieve's clients, with a combined 650,000 accounts, have contracted to offer the service. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the inquiry system.

Since the results of operations of DirectTeller have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk/return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the asset and liability management policy is to maximize long-term profitability and return to investors.

The Company's asset/liability management activities are structured to stabilize or improve earnings in future periods by managing the amount of asset and liability growth, determining the type and mix of such assets and liabilities, managing interest rate risk, offering the products and services which meet the needs of its customers, and analyzing operating costs and efficiencies in order to institute changes when necessary to increase profitability. Another objective of asset/liability management is structuring the balance sheet to assist the Company in maintaining compliance with its regulatory capital requirements and maintaining investments in certain asset categories within regulatory limits.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired interest rate sensitivity position and to limit their exposure to interest rate risk. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis from its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates such as was experienced during late 1994 and early 1995. Franklin actively pursues investment strategies to reduce the sensitivity of its earnings to interest rate fluctuations. These strategies take into consideration both the variability of rates and the maturities of various investments and deposits. Franklin constantly seeks to reduce its interest rate risk by increasing the percentage of interest sensitive assets held in its portfolio. The principal strategies employed by Franklin to decrease the interest rate risk of its assets and liabilities have been the origination of adjustable-rate mortgage loans ("ARMs") for its own portfolio, the purchase of adjustable-rate mortgage-backed securities when market conditions are not favorable for originating ARMs, the sale of thirty year fixed-rate mortgage loans originated, the maintenance of short term liquid assets at or above required levels and, as market conditions permit, the lengthening of certificate maturities. Franklin's ARMs have increased from 18.6% of the loan portfolio at December 31, 1984 to 60.9% as of December 31, 1995.

Although ARMs and adjustable-rate mortgage-backed securities are more interest rate sensitive than fixed-rate loans, they are subject to certain limits on the periodic interest rate adjustments. In a period of rising interest rates, an ARM could reach a periodic adjustment cap while still at a rate below existing market rates. Likewise, this cap could limit the downward rate adjustment during a decline in rates.

The sale of fixed-rate loans originated allows Franklin to either increase or maintain at current levels the percentage of adjustable-rate loans in its portfolio during times when market conditions are not favorable for originating adjustable-rate loans, as was the case during 1993. In 1994 and 1995 interest rates on fixed-rate mortgages increased substantially above those experienced during 1993, so consumer demand increased for adjustable-rate mortgages because their intial interest rate is normally lower than interest rates offerred on fixed-rate loans. For this reason, Franklin originated and sold only $910,000 of fixed-rate one-to four-family mortgage loans during 1995 and $3.9 million during 1994. Loans being serviced for others, mainly the Federal Home Loan Mortgage Corporation, were $58.5 million at December 31,1995 compared to $65.1 million at December 31, 1994.

The Board and management have established an interest rate risk policy, and procedures for monitoring compliance with this policy. The policy requires an estimate of the change in the market value of portfolio equity (net value of interest sensitive assets and liabilities) and net interest income under different interest rate scenarios. Specifically, a projection is made of the market value of portfolio equity ("MVPE") and net interest income that would result from an instantaneous shift in the Treasury yield curve of plus or minus 100, 200, 300 and 400 basis points.

The changes in MVPE and net interest income shown in the table below were calculated using data submitted by Franklin on its regulatory reports and a simulation program. Consequently, the simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk. They are only indicators of rate risk designed to show a magnified sensitivity to changes in rates. The table indicates the effect of various interest rate changes on Franklin's MVPE and net interest income.

                                    NET INTEREST INCOME                         MARKET VALUE OF PORTFOLIO EQUITY
                                    -------------------                         --------------------------------
        CHANGE IN
     INTEREST RATES       ESTIMATED       $ CHANGE          % CHANGE      ESTIMATED       $ CHANGE          % CHANGE
     (BASIS POINTS)        $ VALUE      FROM CONSTANT     FROM CONSTANT    $ VALUE      FROM CONSTANT     FROM CONSTANT
-----------------------------------------------------------------------------------------------------------------------
                                     (DOLLARS IN THOUSANDS)
          +400             $5,238         $   (421)           (7.4)%       $ 8,502         $(6,325)          (42.7)%
          +300              5,510             (149)           (2.6)         11,447          (3,380)          (22.8)
          +200              5,717               58             1.0          13,463          (1,364)           (9.2)
          +100              5,780              121             2.1          14,749             (78)           (0.5)
             0              5,659                                           14,827
          -100              5,336             (323)           (5.7)         13,731          (1,096)           (7.4)
          -200              4,908             (751)          (13.3)         11,810          (3,017)          (20.3)
          -300              4,484           (1,175)          (20.8)         10,093          (4,734)          (31.9)
          -400              3,939           (1,720)          (30.4)          8,868          (5,959)          (40.2)

The sensitivity of earnings to interest rate changes is often measured by the difference, or "gap", between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive are the Company's earnings to interest rate changes. A positive gap indicates an excess of assets over liabilities repricing during the same period. However, this method of measuring interest rate sensitivity does not take into account the differing repricing characteristics of the various types of assets and liabilities. Certain assets and liabilities that have similar maturities or periods to repricing may react differently to changes in market interest rates. The table below sets forth Franklin's interest rate sensitivity as of December 31,1995. As shown below, the one year cumulative gap is $18.0 million. This positive gap indicates that more assets are repricing during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise, but as the table above indicates, due to the adjustment caps on ARM's the opposite is true.

                                                                                                                GREATER
                                                                                                                 THAN
                                       3 MONTHS   3 TO 6   6 MONTHS    1 TO 3    3 TO 5    5 TO 10   10 TO 20     20
                                        OR LESS    MONTHS  TO 1 YEAR    YEARS     YEARS     YEARS      YEARS     YEARS     TOTAL
                                        -------    ------  ---------    -----     -----     -----      -----     -----     -----
ASSETS:                                                                    (DOLLARS IN THOUSANDS)
Real Estate Loans;
      One-To-Four Family
        Adjustable-Rate                 $25,328   $21,494   $16,058   $11,065                                            $ 73,945
        Fixed-Rate                        1,813     1,725     3,203    10,052   $ 6,756   $  8,742   $ 3,919   $   689     36,899
      Construction Loans                  2,302       536     1,588                             11        20                4,457
      Multi-family and Non-residential
        Adjustable-Rate                   2,715     2,614     4,955     6,466                                              16,750
       Fixed-Rate                           107       104       201       709       580      1,021       193                2,915
Consumer Loans                            2,381       145       282     1,049       671                                     4,528
Mortgage-backed Securities                7,220     6,988     8,447     5,745     3,835      5,315     3,410               40,960
Investments                               9,210        96       715    13,803       550        299                 146     24,819
                                        -------   -------   -------   -------   -------   --------   -------   -------   --------
      Total Rate Sensitive Assets       $51,076   $33,702   $35,449   $48,889   $12,392   $ 15,388   $ 7,542   $   835   $205,273

LIABILITIES:
Fixed Maturity Deposits                 $29,469   $17,768   $38,891   $44,332   $ 4,933                                  $135,393
Transaction Accounts                      1,389     1,257     2,166     5,385     2,417   $  1,703   $   262   $     5     14,584
Money Market Deposit Accounts               931       842     1,451     3,608     1,620      1,141       176         3      9,772
Passbook Accounts                         2,315     2,095     3,610     8,974     4,028      2,838       436         8     24,304
FHLB Advances                                                                                          7,393                7,393
                                        -------   -------   -------   -------   -------   --------   -------   -------   --------
      Total Rate Sensitive Liabilities  $34,104   $21,962   $46,118   $62,299   $12,998   $  5,682   $ 8,267   $    16   $191,446

GAP INFORMATION:
Cumulative Gap                          $16,972   $28,712   $18,043   $ 4,633   $ 4,027   $ 13,733   $13,008   $13,827
Cumulative Gap as a Percentage
      of Total Assets                      8.07%    13.65%     8.58%     2.20%     1.91%      6.53%     6.18%     6.57%

In preparing the above table, it has been assumed that (i) adjustable-rate one-to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 20% (ii) adjustable-rate one-to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 26% (iii) fixed-rate one-to four-family residential mortgage loans will prepay at annual rates of 9% to 21% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

During 1995, Franklin's liquid assets increased to $27.5 million (12.8% of assets) compared to $18.7 million (9.7% of assets) at December 31,1994. Management believes that the current liquidity level is sufficient to allow it to react to changes in interest rates and meet the funding needs of our borrowers and savers.

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" during 1994. This statement addresses accounting and reporting for (1) investments in equity securities that have readily determinable fair values and (2) all investments in debt securities, including mortgage-backed securities. It requires that those investments be classified in one of three categories and accounted for based on their classification. Those investments classified as held-to-maturity are reported at amortized cost, those classified as trading are accounted for at fair value with any gain or loss recognized in the income statement and those classified as available-for-sale are reported at fair value, with unrealized gains or losses reported as a separate component of stockholders' equity. Upon the adoption of SFAS No. 115, the Company classified all adjustable-rate mortgage-backed securities and U.S. Government and agency securities as available-for-sale and municipal bonds, certificates of deposit and fixed-rate mortgage-backed securities as held-to-maturity. In 1995, the Financial Accounting Standard Board ("FASB") released a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided for a one-time opportunity from November 15 to December 31, 1995, to reclassify securities between held-to-maturity and available-for-sale. After evaluating its current strategy for classifying securities, the Company redesignated municipal bonds with a carrying value of $955,000 and market value of $1.05 million from held-to-maturity to available-for-sale. All new investments purchased are evaluated at the time of purchase to determine how they should be classified. At December 31,1995 the Company had a $185,000 unrealized gain on investments and mortgage-backed securities classified as available-for-sale.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to the decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program is focused towards relatively low risk single-family first mortgage loans which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. As part of an on-going independent Quality Control program the underwriting standards used on a sample of the loans originated are reviewed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem. The Asset Classification Committee meets on a regular basis, at least quarterly, to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $250,000, consumer loans in excess of $50,000, and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed on a quarterly basis. Other assets are reviewed at the discretion of the committee members.

Loans are placed on a non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one-to four-family residential mortgage loans, are placed on a non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                              AT DECEMBER 31,
                                                             1995          1994
                                                           ------         ------
                                                          (DOLLARS IN THOUSANDS)
Non-accruing loans                                         $  572         $  875
Accruing loans delinquent more
than ninety days                                              445            253
Renegotiated loans                                            355          1,047
                                                           ------         ------
Total non-performing assets                                $1,372         $2,175
                                                           ======         ======

As indicated by the table above, significant improvement in the level of non-performing assets was experienced during 1995. The Company will continue to strive to reduce the level of these assets during 1996. Renegotiated loans consist of loans whose terms have been modified due to the borrowers inability to perform under the original agreement.

Repossessed assets, at the end of 1995, consisted of a vacant lot in Dayton, Ohio which is being carried at its estimated fair value of $1.00.

The Asset Classification Committee is responsible for maintaining the reserve for loan losses at a level sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. Reserves are based on the Committee's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Company has no recource to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the fair market value of the loan collateral is significantly below the current loan balance, and there is no near-term prospect for improvement.

General reserves are determined by evaluating past loss experience on similar types of assets. The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                          1995            1994
                                                          ----            ----
                                                         (DOLLARS IN THOUSANDS)
Beginning balance                                        $1,256          $1,279
Charge-offs
  One-to four-family                                        161              67
  Multi-family
  Non-residential                                                            19
  Consumer                                                  178
                                                         ------          ------
                                                            339              86
                                                         ------          ------

Recoveries
  One-to four-family                                                          1
                                                         ------          ------
                                                                              1
                                                         ------          ------
Net Charge-offs                                             339              85
Additions Charged to Operations                              30              62
                                                         ------          ------
Ending Balance                                           $  947          $1,256
                                                         ======          ======
Ratio of Net Charge-offs to
  Average Loans Outstanding                                0.25%           0.06%
                                                         ======          ======
Ratio of Net Charge-offs to
  Average Non-performing Assets                           19.11%           2.94%
                                                         ======          ======


Included in the above charge-offs are $75,000 in one-to four-family mortgage loans and $178,000 in consumer loans, which previously had specific reserves established against them, that were determined to be uncollectible and charged off.

RESULTS OF OPERATIONS

Franklin's net income for the year ended December 31,1995 was $1.3 million, which represents a return on average assets of 0.64% and a return on average stockholders' equity of 6.70%. Book value per share at December 31, 1995 was $17.23 and dividends of $0.28 per share were declared during the year. Net income for the years ended December 31,1994 and 1993 was $1.4 and $1.8 million, respectively. This represents returns on average assets and average equity of 0.70% and 7.43%, and 0.90% and 10.58% for 1994 and 1993, respectively. The increased return on average assets and return on average stockholders' equity in 1993 is principally the result of the cumulative effect of the adoption of SFAS No. 109.

During the first quarter of 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes", as required. The effect of the accounting change was a cumulative effect adjustment which increased the Company's net income by $441,000 ($0.36 per share), resulting primarily from the recognition of a deferred tax asset relating to provisions for losses on loans and real estate owned. Note 10 of the Notes to Consolidated Financial Statements contains an analysis of the deferred tax assets and liabilities at December 31,1995 and 1994.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category and non-accruing loans have been included as loans carrying a zero yield. Also, the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income declined to $5.6 million in 1995 from $5.8 million in 1994. This decrease in net interest income is mostly due to a decline in the interest rate spread, the difference between the yield earned on the assets and the cost of the liabilities, to 2.50% from 2.76%. The following table also shows an increase in net earning assets from $11.0 million in 1993 to $14.0 million for 1995.

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                 1995                               1994                            1993
                                  -------------------------------------------------------------------------------------------------
                                    AVERAGE    INTEREST                AVERAGE    INTEREST             AVERAGE    INTEREST
                                  OUTSTANDING   EARNED/    YIELD/    OUTSTANDING  EARNED/    YIELD/  OUTSTANDING   EARNED/   YIELD/
                                    BALANCE      PAID       RATE       BALANCE     PAID       RATE     BALANCE      PAID      RATE
                                  -----------  --------    ------    -----------  --------   ------  -----------  --------   ------
                                                                                    (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Loans receivable (1)            $134,910     $10,886      8.07%    $130,839    $10,223     7.81%    $137,181   $11,310     8.24%
   Mortgage-backed securities(2)     36,664       2,270      6.19       37,947      2,065     5.44       39,039     1,942     4.97
   Investments (2)                   22,019       1,282      5.82       17,403        912     5.24       18,880       839     4.44
   FHLB stock                         1,608         109      6.78        1,643         94     5.72        1,701        76     4.47
                                   --------     -------      ----     --------    -------     ----     --------   -------     ----
      Total interest-earning
         assets                    $195,201     $14,547      7.45     $187,832    $13,294     7.08     $196,801   $14,167     7.20
                                   ========     =======      ====     ========    =======     ====     ========   =======     ====


INTEREST-BEARING LIABILITIES:
   Demand and NOW deposits         $ 23,950     $   586      2.45     $ 28,446    $   707     2.49     $ 28,702   $   543     1.89
   Savings deposits                  25,758         716      2.78       34,155        953     2.79       40,446     1,251     3.09
   Certificate accounts             128,988       7,510      5.82      110,426      5,783     5.24      115,238     6,971     6.05
   FHLB Advances                      2,483         153      6.16          830         72     8.67        1,294       108     8.35
   Other borrowings (3)                                                     17                              100
                                   --------     -------      ----     --------    -------     ----     --------   -------     ----
      Total interest-bearing
         liabilities               $181,179     $ 8,965      4.95     $173,874    $ 7,515     4.32     $185,780   $ 8,873     4.78
                                   ========     =======      ====     ========    =======     ====     ========   =======     ====
Net interest income                             $ 5,582                           $ 5,779                         $ 5,294
                                                =======                           =======                         =======
Net interest rate spread                                     2.50%                            2.76%                           2.42%
                                                             ====                             ====                            ====
Net earning assets                 $ 14,022                            $13,958                         $ 11,021
                                   ========                            =======                         ========
Net yield on average
   interest-earning assets                                   2.86%                            3.08%                           2.69%
                                                             ====                             ====                            ====
Average interest-earning
   assets to average
   interest-bearing liabilities                    1.08%                             1.08%                           1.06%
                                                   ====                              ====                            ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost not fair value.
(3) ESOP loan (borrowing costs paid by ESOP)

RATE/VOLUME ANALYSIS. The most significant impact on the Company's net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate. During 1995, net interest income decreased $197,000 compared to a $485,000 increase during 1994. The income earned on assets increased $1.25 million, due to an increase in the average amount of interest-earning assets of $7.4 million and an increase in the rates earned on total interest-earning assets from 7.08% to 7.45%. During the same period, interest expense increased $1.45 million, due to an increase in the average cost of funds from 4.32% to 4.95% and an increase in average interest-bearing liabilities of $7.3 million. During 1995, consumers increased their investment in certificates of deposit because of the higher rates available from most financial institutions. Franklin's certificates increased $18.9 during the current year with the average cost going from 5.24% to 5.82%. This is the major cause of the increase in the cost of funds.

                                             1995 VS 1994                  1994 VS 1993                   1993 VS 1992
                                             ------------                  ------------                   ------------
                                        INCREASE                      INCREASE                       INCREASE
                                       (DECREASE)        TOTAL       (DECREASE)       TOTAL         (DECREASE)         TOTAL
                                         DUE TO        INCREASE        DUE TO       INCREASE          DUE TO         INCREASE
                                    VOLUME    RATE    (DECREASE)  VOLUME    RATE   (DECREASE)   VOLUME      RATE    (DECREASE)
                                   -------    -----   ----------  ------   -----   ----------  --------   --------  ----------
                                                                        (DOLLARS IN THOUSANDS)
INTEREST INCOME ATTRIBUTABLE TO:
   Loans Receivable (1)            $   323    $ 340    $   663    $(510)   $(577)   $(1,087)   $(1,352)   $(1,095)   $(2,447)
   Mortgage-backed Securities          (67)     272        205      (52)     175        123        709         12        721
    Investments                        261      109        370      (57)     130         73        (35)      (308)      (343)
   FHLB Stock                           (2)      17         15       (2)      20         18          6                     6
                                   -------    -----    -------    -----    -----    -------    -------    -------    -------
   Total Interest-earning
   Assets                          $   515    $ 738    $ 1,253    $(621)   $(252)   $  (873)   $  (672)   $(1,391)   $(2,063)
                                   =======    =====    =======    =====    =====    =======    =======    =======    =======

INTEREST EXPENSE ATTRIBUTABLE TO:
   Demand and NOW Accounts         $  (110)   $ (11)   $  (121)   $  (5)   $ 171    $   166    $    42    $  (344)   $  (302)
   Savings Accounts                   (233)      (4)      (237)    (184)    (115)      (299)        35       (253)      (218)
   Certificate Accounts              1,037      690      1,727     (282)    (907)    (1,189)      (324)      (792)    (1,116)
   FHLB Advances                        95      (14)        81      (40)       4        (36)       (38)         2        (36)
   Other Borrowings (2)
                                   -------    -----    -------    -----    -----    -------    -------    -------    -------
   Total Interest-bearing
   Liabilities                     $   789    $ 661    $ 1,450    $(511)   $(847)   $(1,358)   $  (285)   $(1,387)   $(1,672)
                                   =======    =====    =======    =====    =====    =======    =======    =======    =======
Increase (Decrease) in
   Net Interest Income             $  (274)   $  77    $  (197)   $(110)   $ 595    $   485    $  (387)   $    (4)   $  (391)
                                   =======    =====    =======    =====    =====    =======    =======    =======    =======

(1) Includes non-accruing Loans of $572,000
(2) ESOP loan (borrowing costs paid by ESOP)

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the average interest rate spread at the end of each of the past three years.

                                                        AT DECEMBER 31,
                                                     ---------------------
                                                     1995     1994    1993
                                                     ----     ----    ----
Weighted Average Yield on:
      Loans Receivable (1)                           7.78%    7.45%   7.25%
      Mortgage-backed Securities                     6.68     5.86    5.50
      Investments (2)                                5.37     5.34    4.81
      FHLB Stock                                     7.00     6.38    4.50
                                                     ----     ----    ----
      Combined Weighted Average Yield on
            Interest-earning Assets                  7.27     6.95    6.63
                                                     ----     ----    ----
Weighted Average Rate Paid on:
      Demand and NOW Deposits                        2.51     2.58    2.50
      Savings Deposits                               2.75     2.75    2.75
      Certificates                                   5.80     5.42    5.32
      Borrowings                                     6.45     8.15    7.95
                                                     ----     ----    ----
      Combined Weighted Average Rate Paid
            on Interest-bearing Liabilities          5.02     4.53    4.32
                                                     ----     ----    ----
Average Interest Rate Spread                         2.25%    2.42%   2.31%
                                                     ====     ====    ====

  (1) Includes inpact of non-accruing loans.
  (2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations during 1995, 1994 and 1993 for loan loss reserves were $29,600, $61,800 and $324,921, respectively. During 1995 assets classified as substandard and loss were reduced by 50.0% to $1.2 million and non-performing assets were reduced by 36.9% to $1.4 million. Accordingly, because of the quality of the loan portfolio and management's belief that the level of general reserves is adequate to protect Franklin against reasonally foreseeable losses, the charges against current operations during 1995 were reduced as compared to previous years.

NONINTEREST INCOME. Noninterest income was $362,000 for 1995, compared to $439,000 for 1994 and $1.19 million for 1993. 1994 income included $58,000 in profits on the sale of real estate owned. Due to a continuing decline in sales volume, 1995 profits on the sale of fixed-rate mortgage loans decreased to $10,000 from $23,000 in 1994 and $564,000 in 1993. 1993 income also included
$219,000 in profits realized on the sale of mortgage-backed securities. No mortgage-backed securities were sold during 1994 or 1995.

NONINTEREST EXPENSE. Noninterest expense was $3.98 million, $4.15 million and $4.05 million for the years ended December 31, 1995, 1994, and 1993, respectively. As a percentage of average assets, noninterest expenses were 1.97%, 2.14%, and 1.98% for the three years. The following table shows the major noninterest expense items and their percent of change during 1995 and 1994.

                                          PERCENT                PERCENT
                                          INCREASE               INCREASE
                               1995      (DECREASE)    1994     (DECREASE)   1993
                             -------     ----------  -------    ----------  ------
                                              (DOLLARS IN THOUSANDS)
Compensation                 $ 1,333       (6.3)%    $ 1,422       12.9%    $1,259
Employee Benefits                296       (1.3)         300       28.2        234
Office Occupancy                 574        0.3          572      (11.5)       646
FDIC Insurance                   403       (0.7)         406        1.8        399
Data Processing                  263        4.0          253        4.5        242
Marketing                        104      (14.0)         121       63.5         74
Professional Fees                177       13.5          156       (4.9)       164
Supervisory Expense               90      (10.9)         101        9.8         92
Taxes, other than income         157      (20.3)         197       (3.4)       204
Other                            584       (5.7)         619      (15.9)       736
                              ------      -----      -------      -----     ------
TOTAL                         $3,981       (4.0)%    $ 4,147        2.4%    $4,050
                              ======      =====      =======      =====     ======

Under SFAS No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $150,000, $156,000 and $314,000 during 1995, 1994 and 1993, respectively. The decline in these capitalized costs between 1993 and 1994 is the principal cause of the 1994 increase in compensation. The decline in 1995 compensation reflects a reduction in staff. Professional fees increased during 1995 due to increased legal fees. The decline in 1995 taxes, other than income, reflects refunds of state franchise taxes paid in previous years.

During 1995 the Board of Directors decided to terminate the Company's defined benefit pension plan effective February 15, 1996. The settlement of the vested benefit obligation, by lump sum payments to all covered employees, is expected to be completed during 1996. The Company expects to recognize a settlement loss of approximately $571,000 when the plan's obligation is settled. The Company anticipates that it will replace the terminated plan with a new plan during 1996. At this time no decision has been made on the type of plan that will be created.

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $632,035, $654,575, and $703,000 in fiscal 1995, 1994 and 1993, respectively.
The effective federal income tax rates for the years ended December 31, 1995, 1994, and 1993 were 32.7%, 32.6% and 33.4%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 10 of the Notes to Consolidated Financial Statements.


LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, as well as having contingency plans to meet unanticipated funding needs or the loss of a funding source. Franklin's liquid assets consist of cash, cash equivalents and investment securities. Liquid assets increased $8.7 million to $27.5 million at December 31,1995. The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31,1995 and 1994.

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                              1995        1994
                                                              ----        ----
                                                           (DOLLARS IN THOUSANDS)
Operating Activities:
Net Income                                                  $  1,300    $ 1,355
Adjustments to reconcile net income
to net cash provided by operating activities                    (160)     1,554
                                                            --------    -------
Net cash provided by operating activities                      1,140      2,909
Net cash used in investing activities                        (14,077)      (379)
Net cash provided by (used in) financing activities           18,707     (7,005)
                                                            --------    -------
Net increase (decrease) in cash and cash equivalents           5,770     (4,475)
Cash and cash equivalents at beginning of year                 2,883      7,358
                                                            --------    -------
Cash and cash equivalents at end of year                    $  8,653    $ 2,883
                                                            ========    =======

Operating activities include the sale of fixed-rate single family mortgage loans of $910,000 during 1995 and $3.9 million during 1994. The Company's policy is to sell, in the secondary market, eligible fixed-rate single family mortgage loans originated and any adjustable rate loans exercising their conversion privilege. Loan receipts and disbursements are a major component of the investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31,1995 totaled $30.8 million compared to $33.0 million during fiscal 1994. Loan disbursements during 1995 were $32.0 million compared to $33.3 million during 1994. The Company also purchased $10.1 million of mortgage-backed securities during 1995 and $2.6 million during 1994.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $12.1 million to $184.6 million at December 31,1995 from $172.5 million at December 31, 1994. Net of interest credited, deposits increased by $4.2 million during 1995 as compared to a $12.6 million decrease during 1994. The table below sets forth the deposit flows by type of account, including interest credited, during 1995 and 1994.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                         1995            1994
                                                         ----            ----
                                                         (DOLLARS IN THOUSANDS)
Passbook Savings                                       $ (5,049)       $ (8,969)
NOW / Super NOW Accounts                                    390          (1,085)
MMDA Accounts                                            (2,204)         (2,418)
                                                       --------        --------
Total                                                    (6,863)        (12,472)
                                                       --------        --------
Certificates:
7-31 Day                                                   (224)           (101)
91 Day                                                     (168)           (187)
Six month                                                18,111          (5,042)
One year                                                 (1,040)         12,061
Eighteen month                                           11,800          (1,212)
Two year                                                   (409)          6,727
Thirty-two month                                         (9,336)             38
Three year                                                6,564          (1,578)
Five year                                                (5,973)         (3,363)
Jumbo certificates                                         (175)           (810)
Other                                                      (215)           (108)
                                                       --------        --------
Total                                                    18,935           6,425
                                                       --------        --------
Total deposit increase (decrease)                      $ 12,072        $ (6,047)
                                                       ========        ========

At December 31,1995 Franklin had outstanding Federal Home Loan Bank ("FHLB") advances of $7.4 million. The following table lists those advances by maturity date:

     MATURITY                                  INTEREST       OUTSTANDING
     DATE                                        RATE           BALANCE
     --------                                  --------       -----------
                                                             (IN THOUSANDS)
     05/01/06                                    8.15%          $  450
     10/01/10                                    6.35            4,950
     12/01/10                                    6.30            1,993
                                                                ------
                                                                $7,393
                                                                ======

During 1995 Franklin obtained $7.0 million of fifteen year fixed-rate advances to purchase $7.0 million of thirty year fixed-rate mortgage-backed securities at a spread of approximately 1.0%. Subject to certain limitations, based on its current investment in FHLB stock, Franklin is eligible to borrow an additional $25.6 million from the FHLB.

The OTS requires minimum levels of liquid assets ranging between four and ten percent. Current OTS regulations require Franklin to maintain an average daily balance of liquid assets (U.S. Treasury, federal agency, and other investments having a maturity of five years or less) equal to at least 5% of the sum of its average daily balance of net deposit accounts and borrowing payable in one year or less. At December 31,1995, Franklin's regulatory liquidity was 13.61%.

At December 31, 1995 Franklin had outstanding commitments to originate or purchase $1.6 million of mortgage loans or mortgage-backed securities, as compared to $1.4 million at December 31, 1994. During the next twelve months approximately $86.1 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

CAPITAL

The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $2.4 million during 1995 from $17.9 million at December 31,1994 to $20.3 million at the end of 1995. Book value per share increased to $17.23 at December 31,1995 from $15.34 at the end of 1994. This increase in stockholders' equity and book value is primarily the result of net income for the year of $1.3 million and an increase in unrealized gains on available-for-sale securities of $1.4 million. As a percentage of total assets, the Company's stockholders' equity equaled 9.5% and 9.3% at December 31,1995 and 1994, respectively.

Dividends per share of $0.28 and $0.31 were declared in 1995 and 1994, respectively, resulting in payments of $329,000 in 1995 and $364,000 in 1994. See Note 7 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin Savings to the Company. For regulatory purposes, Franklin is subject to a tangible capital, a leverage ratio (core capital) and a risk-based capital requirement. The following table summarizes Franklin's current regulatory capital position:

CAPITAL STANDARD         ACTUAL   REQUIRED    EXCESS    ACTUAL   REQUIRED    EXCESS
                        -------   --------   -------    ------   --------    ------
                                           (DOLLARS IN THOUSANDS)
Tangible                $13,881    $3,149    $10,732      6.61%    1.50%      5.11%
Core                     13,881     6,299      7,582      6.61     3.00       3.61
Risk-based               14,486     7,660      6,826     15.13     8.00       7.13

The deposit accounts of Franklin Savings and other savings institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF are below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceed those paid by healthy commercial banks by approximately $0.23 per $100 in deposits. This premium disparity could have a negative competitive impact on Franklin Savings and other institutions in the SAIF.

Congress is considering legislation to recapitalize the SAIF and eliminate the significant premium disparity. Currently, that recapitalization plan provides for a special assessment of approximately $.85 to $.90 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. In addition, the cost of prior thrift failures would be shared by both the SAIF and the BIF. This would likely increase BIF assessments by $0.02 to $0.025 per $100 in deposits. SAIF assessments would initially be set at the same level as BIF assessments and could never be reduced below that level. These projected assessment levels are subject to change.

The last part of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1998. However, the proposed SAIF recapitalization legislation currently provides for the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. In such event, Franklin Savings would have to convert to a bank charter or be regulated as a bank. As a result, it would become subject to the more restrictive activity limits imposed on national banks, but it would have a specified period of time to divest any non-comforming assets. If Franklin Savings is required to convert to a commercial bank charter, it would have to recapture approximately $3.1 million of its bad debt reserve, unless Congress amends those recapture provisions. Such a proposal is currently under consideration. That proposal would eliminate the special thrift method of tax accounting for bad debt reserves, which Franklin Savings has relied on. In addition, with any such conversion by Franklin Savings, First Franklin would become a bank holding company, which would subject it to more restrictive activity limits and to capital requirements similar to those imposed on Franklin Savings.

Franklin Savings had $174 million in deposits at March 31, 1995. If the special assessment is $.85 to $.90 per $100 in deposits, Franklin Savings will pay an additional assessment of $1.48 to $1.57 million during 1996. This assessment should be tax-deductible, but it will reduce earnings and capital. It is expected that quarterly SAIF assessments would be reduced to approximately $.06 to $.065 per $100 in deposits after this assessment is paid. Based on December 31,1995 deposits a reduction to $.065 would reduce the annual cost of FDIC insurance by approximately $314,000.

No assurances can be given that the SAIF recapitalization plan will be enacted into law or in what form it may be enacted. In addition, First Franklin can give no assurances that the disparity between BIF and SAIF assessments will be eliminated and cannot be certain of the impact of its being regulated as a bank holding company, Franklin Savings being converted to a bank or the change in tax accounting for bad debt reserves until the legislation requiring such changes is enacted.

IMPACT OF INFLATION ON CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1995, the FASB isssued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed", which is effective for financial statements for years beginning after December 15, 1995. This statement addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used. It also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of. It establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Management does not expect this statement to have a significant impact on the Company's financial statements.

The FASB also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights", which requires capitalizing as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. The statement is effective for financial statements for years beginning after December 15, 1995. This statement will affect gains and losses on the sale of mortgage loans, if any.

Finally, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation", which establishes a preferable fair-value-based method of accounting for stock-based compensation. The statement is applicable to financial statements for fiscal years beginning after December 15, 1995. Management does not believe that the adoption of this statement will have a significant impact on the Company's financial statements.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted through the National Association of Securities Dealers Automated Quotations ("Nasdaq") National Market System under the trading symbol "FFHS". As of February 29,1996 there were approximately 472 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market System during the quarters indicated. At February 29,1996 First Franklin's closing sale price as reported on the Nasdaq National Market System was $15.00

                                                        STOCK PRICES
      QUARTER ENDED:                               LOW               HIGH
                                                   ---               ----
      March 31,1994                            $   13.25          $   14.25
      June 30,1994                                 13.00              14.50
      September 30,1994                            13.25              15.00
      December 31,1994                             13.50              15.13
      March 31,1995                                12.00              14.50
      June 30,1995                                 12.00              14.50
      September 30,1995                            14.75              17.00
      December 31,1995                             15.75              17.50

DIVIDENDS

Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the long-term interests of the Company. The factors affecting this determination include Franklin's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.28 per share during 1995 and $0.31 per share during 1994.

Franklin may not declare or pay a cash dividend to the Company or repurchase shares of its stock from the Company if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established by Franklin in connection with the Conversion or to meet applicable regulatory capital requirements. Federal regulations limit Franklin's capital distributions during a calendar year to one hundred percent of its net income plus one-half of its capital surplus ratio at the beginning of the calendar year. In addition, Franklin must give the OTS thirty days notice prior to the declaration of a dividend to the Company. In both 1995 and 1994 Franklin paid a dividend to the Company of approximately one hundred percent of its net income for those years. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital; or if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:

Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:

Vorys, Sater, Seymour and Pease, Cincinnati, Ohio

ANNUAL MEETING:

The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 401 East Court Street, Cincinnati, Ohio, on April 22,1996 at 3:00 P.M.

FORM 10-KSB:

The Company's 1995 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
401 East Court Street
Cincinnati, Ohio 45202

                         [COOPERS & LYBRAND LETTERHEAD]


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
First Franklin Corporation and Subsidiary
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Franklin Corporation and Subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 2 and 10 to the financial statements, the Company changed its method of accounting for certain investment securities and income taxes in 1994 and 1993, respectively.


COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
February 2, 1996,
except for Note 9, for which
the date is February 20, 1996

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                    DECEMBER 31,
                                                                       -------------------------------------
                                                                            1995                    1994
                                                                            ----                    ----
Cash, including certificates of deposit and other
      interest-earning deposits of $5,895,185 and $827,225
      at December 31, 1995 and 1994, respectively                      $   8,652,503           $   2,882,989
Investment securities:
  Securities available-for-sale, at market value (amortized
      cost of $18,839,227 and $14,899,185 at December 31, 1995
      and 1994 respectively)                                              18,761,867              13,747,326
  Securities held-to-maturity, at amortized cost (market value of
      $932,862 at December 31, 1994)                                                                 880,975
Mortgage-backed securities:
  Securities available-for-sale, at market value (amortized
      cost of $18,701,025 and $21,543,461 at December 31, 1995
      and 1994 respectively)                                              18,963,734              20,742,338
  Securities held-to-maturity, at amortized cost (market value of $22,051,386 and $13,099,759 at December 31, 1995
      and 1994, respectively)                                             22,257,816              14,582,995
Loans receivable, net                                                    139,419,304             134,170,347
Real estate owned, net                                                             1                       1
Investment in Federal Home Loan Bank
      of Cincinnati stock, at cost                                         1,649,700               1,649,200
Accrued interest receivable:
Investment securities                                                        229,388                 168,944
      Mortgage-backed securities                                             249,850                 189,300
      Loans receivable                                                       772,366                 662,387
Property and equipment, net                                                  908,662                 984,834
Other assets                                                               1,729,447               1,728,732
                                                                       -------------           -------------
                                                                       $ 213,594,638           $ 192,390,368
                                                                       =============           =============
                                   LIABILITIES
Savings accounts                                                       $ 184,574,316           $ 172,501,894
Federal Home Loan Bank advances                                            7,393,172                 596,016
Advances by borrowers for taxes and insurance                              1,206,649               1,113,538
Other liabilities                                                            112,875                 326,691
                                                                       -------------           -------------
      Total liabilities                                                  193,287,012             174,538,139
                                                                       -------------           -------------
Commitments (Notes 12 and 14)

                              STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
      authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares
      authorized, 1,270,164 and 1,255,464 shares
      issued in 1995 and 1994, respectively                                   12,702                  12,554
Additional paid-in capital                                                 5,838,118               5,764,766
Treasury stock, at cost - 91,878 shares
      in 1995 and 1994                                                      (442,045)               (442,045)
Retained earnings, substantially restricted                               14,776,527              13,806,036
Unrealized gain (loss) on available-for-sale securities,
      net of taxes of $63,025 and $663,900 at
      December  31, 1995 and 1994, respectively                              122,324              (1,289,082)
                                                                       -------------           -------------
        Total stockholders' equity                                        20,307,626              17,852,229
                                                                       -------------           -------------
                                                                       $ 213,594,638           $ 192,390,368
                                                                       =============           =============

                   The accompanying notes are an integral part of the consolidated financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------
                                                           1995                1994                1993
                                                           ----                ----                ----
Interest income:
      Loans receivable                                  $10,885,905         $10,222,323         $11,198,085
      Investment securities                               1,007,724             899,092             839,327
      Mortgage-backed securities                          2,269,746           2,065,108           1,942,094
      Other interest income                                 383,198             107,294             187,225
                                                        -----------         -----------         -----------
                                                         14,546,573          13,293,817          14,166,731
                                                        -----------         -----------         -----------
Interest expense:
      Savings accounts                                    8,812,389           7,442,314           8,764,636
      Borrowed funds                                        152,988              73,013             107,896
                                                        -----------         -----------         -----------
                                                          8,965,377           7,515,327           8,872,532
                                                        -----------         -----------         -----------

      Net interest income                                 5,581,196           5,778,490           5,294,199
Provision for loan losses                                    29,600              61,800             324,921
      Net interest income after
        provision for loan losses                         5,551,596           5,716,690           4,969,278
                                                        -----------         -----------         -----------
Noninterest income:
      Service fees on NOW accounts                          206,546             204,770             221,665
      Gain on loans sold                                     10,142              22,526             563,818
      Gain on sale of investments                                                    22             218,646
      Other income                                          145,088             211,736             182,833
                                                        -----------         -----------         -----------
                                                            361,776             439,054           1,186,962
                                                        -----------         -----------         -----------
Noninterest expense:
      Salaries and employee benefits                      1,628,664           1,722,326           1,493,122
      Occupancy                                             573,663             572,238             645,676
      Federal insurance premiums                            402,815             406,047             398,708
      Service bureau                                        263,109             253,349             241,886
      Taxes other than income taxes                         158,572             196,799             204,112
      Other                                                 954,628             995,939           1,066,450
                                                        -----------         -----------         -----------
                                                          3,981,451           4,146,698           4,049,954
                                                        -----------         -----------         -----------
      Income before federal income taxes
        and change in accounting principle                1,931,921           2,009,046           2,106,286
Provision for federal income taxes                          632,035             654,575             703,000
                                                        -----------         -----------         -----------
      Income before cumulative effect of
        change in accounting principle                    1,299,886           1,354,471           1,403,286
      Cumulative effect of change in
        accounting principle                                                                        440,712
                                                        -----------         -----------         -----------
      NET INCOME                                        $ 1,299,886         $ 1,354,471         $ 1,843,998
                                                        ===========         ===========         ===========
Earnings per common share:
      Income before cumulative effect of
        change in accounting principle                  $      1.05         $      1.11         $      1.16
      Cumulative effect of change in
        accounting principle                                                                            .36
                                                        -----------         -----------         -----------
      NET INCOME PER COMMON SHARE                       $      1.05         $      1.11         $      1.52
                                                        ===========         ===========         ===========
      Weighted Average Number of Shares Outstanding       1,175,994           1,160,920           1,159,182
                                                        ===========         ===========         ===========

                  The accompanying notes are an integral part
                    of the consolidated financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                        NET UNREALIZED
                                                                                            EMPLOYEE    GAIN(LOSS) ON
                                                              ADDITIONAL                     STOCK        AVAILABLE-
                                                COMMON         PAID-IN      TREASURY        OWNERSHIP      FOR-SALE       RETAINED
                                                 STOCK         CAPITAL        STOCK         PLAN DEBT     SECURITIES      EARNINGS
                                              -----------     ----------    ----------    ------------  --------------  -----------
BALANCE,
JANUARY 1, 1993                               $    12,482     $5,728,678    $(442,045)    $  (125,000)                  $11,262,086
Repayment of employee
      stock ownership plan
      debt                                                                                     25,000
Issuance of 3,232 shares
      of common stock                                  32         16,128
Dividends declared ($.25
      per common share)                                                                                                    (290,022)
Net income for
      the year ended
      December 31, 1993                                                                                                   1,843,998
                                              -----------     ----------    ---------     -----------     -----------   -----------
BALANCE,
DECEMBER 31, 1993                                  12,514      5,744,806     (442,045)       (100,000)                   12,816,062
Repayment of employee
      stock ownership plan debt                                                               100,000
Issuance of  4,000 shares
      of common stock                                  40         19,960
Dividends declared ($.31
      per common share)                                                                                                    (364,497)
Cumulative effect as of
      January 1, 1994 of
      change in accounting for net
      unrealized gains on
      securities available for
      sale, net of deferred tax
      of $211,499                                                                                         $   410,678
Change in net unrealized
      losses on securities avai-
      lable forsale, net of
      deferred tax of $875,399                                                                             (1,699,760)
Net income for the year
      ended December 31, 1994                                                                                             1,354,471
                                              -----------     ----------    ---------     -----------     -----------   -----------
BALANCE,
DECEMBER 31, 1994                             $    12,554     $5,764,766    $(442,045)                    $(1,289,082)  $13,806,036
Issuance of 14,700 shares
      of common stock                                 148         73,352
Dividends declared ($0.28)
      per common share                                                                                                     (329,395)
Change in net unrealized
      gains on securities
      available for sale, net of
      deferred tax of $695,209                                                                              1,349,841
Redesignation of held-to-
      maturity securities to
      available-for-sale, net of
      deferred tax of $31,716                                                                                  61,565
Net income for the year
      ended December 31, 1995                                                                                             1,299,886
                                              -----------     ----------    ---------     -----------     -----------   -----------
BALANCE,
DECEMBER 31, 1995                             $    12,702     $5,838,118    $(442,045)                    $   122,324   $14,776,527
                                              ===========     ==========    =========     ===========     ===========   ===========

                  The accompanying notes are an integral part
                    of the consolidated financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------------
                                                                           1995               1994               1993
                                                                           ----               ----               ----
Cash flows from operating activities:
Net income                                                            $  1,299,886       $  1,354,471       $  1,843,998
      Adjustments to reconcile net income to
            net cash provided by operating activities:
      Provision for loan losses                                             29,600             61,800            324,921
      Cumulative effect of change in
            accounting for income taxes                                                                         (440,712)
      Depreciation and amortization                                        206,721            231,904            275,693
      Deferred income taxes                                                173,000            163,292             99,000
      Gain on sale of investments and mortgage-backed securities                                  (22)          (218,646)
      FHLB stock dividends                                                (109,000)           (93,800)           (75,600)
      (Increase) decrease in
            accrued interest receivable                                   (230,973)          (127,897)           151,454
      (Increase) decrease in other assets                                  (42,534)          (476,543)           196,658
      (Decrease) increase in other liabilities                            (213,816)            36,377           (223,762)
      Other, net                                                            26,987           (179,164)            (9,532)
      Loans sold                                                           910,340          3,892,766         39,849,482
      Disbursements on loans originated for sale                          (910,340)        (1,954,576)       (28,781,219)
                                                                      ------------       ------------       ------------
            NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                         1,139,871          2,908,608         12,991,735
                                                                      ------------       ------------       ------------

Cash flows from investing activities:
      Principal reductions on loans
        and mortgage-backed securities                                  30,793,729         33,037,862         45,966,000
      Disbursements on mortgage and
        other loans originated for investment                          (31,099,611)       (31,385,312)       (37,474,314)
      Purchase of investment securities:
        Available-for-sale                                              (5,585,113)        (1,497,500)
        Held-to-maturity                                                                                     (13,914,351)
      Proceeds from maturities of investment securities:
        Available-for-sale                                               2,525,000          1,000,000
        Held-to-maturity                                                                      125,000          9,070,000
      Purchase of mortgage-backed securities:
        Available-for-sale                                              (1,050,313)        (2,634,750)
        Held-to-maturity                                                (9,092,938)                          (22,245,710)
      Proceeds from sale of mortgage-backed securities                                                        13,936,090
      Sale (purchase) of FHLB stock                                        108,500            187,100            (57,800)
      Proceeds from sale of real estate owned                              218,816            855,976            195,447
      Capital expenditures                                                (907,722)           (83,117)          (123,114)
      Proceeds from sale of fixed asset                                     12,500             16,000
                                                                      ------------       ------------       ------------
      NET CASH USED IN
            INVESTING ACTIVITIES                                       (14,077,152)          (378,741)        (4,647,752)
                                                                      ------------       ------------       ------------

                                   Continued


                  The accompanying notes are an integral part
                    of the consolidated financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                 YEARS ENDED DECEMBER 31,
                                                                   --------------------------------------------------
                                                                        1995               1994               1993
                                                                        ----               ----               ----
Cash flows from  financing activities:
      Net decrease in passbook accounts
        and demand deposits                                          (6,863,091)       (12,471,822)        (4,165,712)
      Proceeds from certificates of deposit                          74,551,719         38,021,004         40,466,600
      Payments for maturing certificates of deposit                 (55,616,205)       (31,596,862)       (47,647,687)
      Proceeds from sale of common stock                                 73,500             20,000             16,160
      Payment of dividends                                             (329,395)          (364,497)          (290,022)
      Proceeds from (repayment of)  Federal Home
        Loan Bank advances, net                                       6,797,156           (601,266)          (484,000)
      Increase (decrease) in advances by borrowers
        for taxes and insurance                                          93,111            (11,407)            54,118
                                                                   ------------       ------------       ------------
            NET CASH  PROVIDED BY (USED IN)
              FINANCING ACTIVITIES                                   18,706,795         (7,004,850)       (12,050,543)
                                                                   ------------       ------------       ------------
            NET INCREASE (DECREASE) IN CASH                           5,769,514         (4,474,983)        (3,706,560)


Cash at beginning of year                                             2,882,989          7,357,972         11,064,532
                                                                   ------------       ------------       ------------
CASH AT END OF YEAR                                                $  8,652,503       $  2,882,989       $  7,357,972
                                                                   ============       ============       ============
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
        Interest, including interest  credited
          to savings accounts                                      $  8,976,346       $  7,510,509       $  8,873,313
                                                                   ============       ============       ============

      Income taxes                                                 $    480,000       $    537,627       $    575,000
                                                                   ============       ============       ============
Supplemental disclosure of noncash activities:

      Real estate acquired in settlement of loans                  $    275,735       $    359,271       $    268,605
                                                                   ============       ============       ============

      Unrealized gain (loss) on available-for-sale securities      $    185,349       $ (1,952,982)
                                                                   ============       ============

      Redesignation of securities to available-for-sale            $    955,376
                                                                   ============


                  The accompanying notes are an integral part
                    of the consolidated financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.      ORGANIZATION AND ACCOUNTING POLICIES:

         The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

         ORGANIZATION

         First Franklin Corporation (the Company) is a holding company formed in 1988 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

         Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of Treasury. As a member of this system, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

         Savings accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such savings accounts.

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.

         INVESTMENT AND MORTGAGE-BACKED SECURITIES

         Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, investment securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

         Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 1995 and 1994, the Company did not hold any trading securities.

         Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

         LOANS RECEIVABLE

         Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net deferred loan origination fees and discounts.

         The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 had no impact on the Company's allowance for loan losses determined at January 1, 1995.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

         LOANS RECEIVABLE, CONTINUED

         Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

         Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

         The Company's policy is to sell in the secondary market eligible fixed rate, single family loans originated. Loan sales totaled $910,340 during 1995. The amount of loans held for sale at December 31, 1995 and 1994 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

         The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

         REAL ESTATE OWNED

         Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the acquisition date. Costs relating to the holding of such properties are expensed as incurred.

         PROPERTY AND EQUIPMENT

         Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

         INCOME TAXES

         Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         EARNINGS PER COMMON SHARE

         Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding.

         USE OF ESTIMATES IN FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly effect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

         RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to reflect current year reporting.

2.   INVESTMENT AND MORTGAGE-BACKED SECURITIES:

     The amortized cost and estimated market values of investment securities are as follows:

                                                       DECEMBER 31, 1995
                                       --------------------------------------------------
                                                       GROSS       GROSS       ESTIMATED
                                        AMORTIZED   UNREALIZED   UNREALIZED      MARKET
                                           COST        GAINS       LOSSES         VALUE
                                       -----------  ----------  -----------   -----------
Available-for-sale:
  U.S. Treasury securities and
      obligations of U.S. Government
      corporation and agencies         $17,883,851   $ 26,680   $   197,321   $17,713,210

  Obligations of states and
      municipalities                       955,376     93,281                   1,048,657
                                       -----------   --------   -----------   -----------
                                       $18,839,227   $119,961   $   197,321   $18,761,867
                                       ===========   ========   ===========   ===========

                                                         DECEMBER 31, 1994
                                       ----------------------------------------------------
                                                        GROSS        GROSS       ESTIMATED
                                        AMORTIZED    UNREALIZED   UNREALIZED       MARKET
                                           COST         GAINS       LOSSES         VALUE
                                       -----------   ----------   -----------  ------------
Available-for-sale:
U.S. Treasury securities and
      obligations of U.S. Government
      corporation and agencies         $14,899,185                $ 1,151,859   $13,747,326
                                       ===========                ===========   ===========
Held-to-maturity:
      Obligations of states and
      municipalities                   $   880,975   $   57,033   $     5,146   $   932,862
                                       ===========   ==========   ===========   ===========


     The amortized cost and estimated market value of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                                                      ESTIMATED
                                                                            AMORTIZED                   MARKET
                                                                              COST                      VALUE
                                                                           -----------                -----------
         Available-for-sale:
               Due in one year or less                                     $ 1,184,916                $ 1,195,950
               Due after one year through five years                        17,210,091                 17,075,033
               Due after five years through ten years                          298,563                    335,712
               Due after ten years                                             145,657                    155,172
                                                                           -----------                -----------
                                                                           $18,839,227                $18,761,867
                                                                           ===========                ===========


     The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                                     YEARS ENDED  DECEMBER 31,
                                                         ------------------------------------------
                                                            1995           1994              1993
                                                            ----           ----              ----
               Taxable interest income                   $  835,895      $738,431          $694,931
               Nontaxable interest income                    62,648        66,600            68,708
               Dividends                                    109,181        94,061            75,688
                                                         ----------      --------          --------
                                                         $1,007,724      $899,092          $839,327
                                                         ==========      ========          ========

     The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                            DECEMBER 31, 1995
                                     ------------------------------------------------------------------
                                                          GROSS            GROSS            ESTIMATED
                                      AMORTIZED         UNREALIZED       UNREALIZED          MARKET
                                        COST              GAINS            LOSSES             VALUE
                                     -----------       -----------       -----------       ------------
     Available-for-sale:
       FHLMC certificates            $ 2,176,452       $    47,640                         $ 2,224,092
       FNMA certificates               7,539,750           103,574       $     4,544         7,638,780
       GNMA certificates               8,984,823           116,039                           9,100,862
                                     -----------       -----------       -----------       ------------
                                     $18,701,025       $   267,253       $     4,544       $18,963,734
                                     ===========       ===========       ===========       ============
     Held-to-maturity:
       FHLMC certificates            $12,182,593       $    79,307       $    67,465       $12,194,435
       FNMA certificates               9,044,667                             207,966         8,836,701
       Collateralized mortgage
         obligations                   1,030,556                              10,306         1,020,250
                                     -----------       -----------       -----------       ------------
                                     $22,257,816       $    79,307       $   285,737       $22,051,386
                                     ===========       ===========       ===========       ============
                                                            DECEMBER 31, 1994
                                     ------------------------------------------------------------------
                                                          GROSS            GROSS            ESTIMATED
                                      AMORTIZED         UNREALIZED       UNREALIZED          MARKET
                                        COST              GAINS            LOSSES             VALUE
                                     -----------       -----------       -----------       ------------
     Available-for-sale:
       FHLMC certificates            $ 2,924,233       $     1,616       $    50,432       $ 2,875,417
       FNMA certificates               8,574,573             1,895           147,879         8,428,589
       GNMA certificates              10,044,655                             606,323         9,438,332
                                     -----------       -----------       -----------       ------------
                                     $21,543,461       $     3,511       $   804,634       $20,742,338
                                     ===========       ===========       ===========       ============
     Held-to-maturity:
       FHLMC certificates            $ 3,542,829                         $   319,189       $ 3,223,640
       FNMA certificates               9,995,980                           1,122,280         8,873,700
       Collateralized mortgage
         obligations                   1,044,186                              41,767         1,002,419
                                     -----------                         -----------       ------------
                                     $14,582,995                         $ 1,483,236       $13,099,759
                                     ===========                         ===========       ============

     As discussed in Note 1, the Company adopted SFAS No. 115 as of January 1, 1994, and investment securities were classified based on the Company's then current intent. The impact of adopting the new standard resulted in an increase in the carrying value of investments by $622,177 to reflect the unrealized holding gain at January 1, 1994 for securities classified as available for sale. Additionally, stockholders' equity was increased by $410,678 to reflect the unrealized holding gain as a separate component of stockholders' equity, net of taxes of $211,499. SFAS No. 115 had no impact on earnings for the year ended December 31, 1994.

     In 1995, the Financial Accounting Standards Board ("FASB") released a special report entitled, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided for a one-time opportunity from November 15 to December 31, 1995, to reclassify securities between held-to-maturity and available-for-sale. As a result, the Company redesignated held-to-maturity investment securities with a carrying value of $955,376 and market value of $1,048,657 as available-for-sale.

3.   LOANS RECEIVABLE, NET:

     The Company originates primarily single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

     Loans receivable, net consists of the following:

                                                                 DECEMBER 31,
                                                      ----------------------------------
                                                           1995                 1994
                                                           ----                 ----
First mortgage loans:
  Principal balances:
      Collateralized by one-to-four
        family residences                             $ 112,038,326        $ 107,601,352
      Collateralized by multi-family properties           7,883,071            8,840,515
      Collateralized by other properties                 12,453,311           11,372,111
      Construction loans                                  8,041,840            6,595,649
                                                      -------------        -------------
                                                        140,416,548          134,409,627
Less:
      Undisbursed portion of construction loans          (4,170,902)          (2,933,437)
      Net deferred loan origination fees                   (447,177)            (737,069)
      Unearned discounts                                   (169,981)            (174,858)
                                                      -------------        -------------
        TOTAL FIRST MORTGAGE LOANS                      135,628,488          130,564,263
                                                      =============        =============
Consumer and other loans:
  Principal balances:
      Consumer loans                                      2,877,456            3,043,058
      Loans on savings accounts                             650,224              637,360
      Student loans                                       1,210,320            1,181,664
                                                      -------------        -------------
        TOTAL CONSUMER AND OTHER LOANS                    4,738,000            4,862,082
                                                      -------------        -------------
Less allowance for loan losses                             (947,184)          (1,255,998)
                                                      -------------        -------------
                                                      $ 139,419,304        $ 134,170,347
                                                      =============        =============

     Activity in the allowance for loan losses is summarized as follows:

                                                 YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------
                                          1995              1994                1993
                                          ----              ----                ----
Balance, beginning of year            $ 1,255,998        $ 1,248,383        $ 1,345,450
Provision for loan losses                  29,600             61,800            324,921
Charge-offs and recoveries, net          (338,414)            (1,875)          (391,288)
Other changes                                  --            (52,310)           (30,700)
                                      -----------        -----------        -----------
BALANCE, END OF YEAR                  $   947,184        $ 1,255,998        $ 1,248,383
                                      ===========        ===========        ===========


     It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 1995 the recorded investment in loan for which impairment has been recogized was immaterial to the Company's financial statements.

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $58,477,000, $65,095,000 and $73,513,000 at December 31,
     1995, 1994 and 1993, respectively.

     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires financial institutions to capitalize the costs of rights to service mortgage loans for others. This statement also requires that a financial institution assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. This statement is required to be adopted as of January 1, 1996 and will affect gains and losses on sales of mortgage loans, if any.

             .NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.   PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net consists of the following:

                                                            DECEMBER 31,
                                                ------------------------------
                                                    1995               1994
                                                    ----               ----
Buildings and improvements                      $   665,457        $   635,299
Leasehold improvements                              963,063            948,647
Furniture, fixtures and equipment                 1,443,238          1,432,141
                                                -----------        -----------
                                                  3,071,758          3,016,087
Accumulated depreciation and amortization        (2,317,027)        (2,185,184)
                                                -----------        -----------
                                                    754,731            830,903
Land                                                153,931            153,931
                                                -----------        -----------
                                                $   908,662        $   984,834
                                                ===========        ===========



     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed" which requires that long-lived assets be evaluated for impairment and establishes guidance for recognizing and measuring impairment losses. This statement applies to financial statements for fiscal years beginning after December 15, 1995. Management does not believe that the adoption of this statement will have a significant impact on the Company's financial statements.

5.   SAVINGS ACCOUNTS:

     Savings accounts consist of the following:

                                     DECEMBER 31, 1995                               DECEMBER 31, 1994
                         --------------------------------------            -----------------------------------
                         WEIGHTED                      PERCENT             WEIGHTED                   PERCENT
                         AVERAGE                         OF                AVERAGE                       OF
                           RATE           AMOUNT       DEPOSITS              RATE        AMOUNT       DEPOSITS
                         --------      ------------    --------            --------   ------------    --------
Passbooks                  2.75%       $ 24,304,471      13.2%              2.75%     $ 29,352,870      17.0%
NOW accounts
  and variable rate
  money market
  savings and
  checking accounts        2.52          24,876,768      13.4                2.58       26,691,461      15.5
                                       ------------     -----                         ------------     -----
                                         49,181,239      26.6                           56,044,331      32.5
                                       ------------     -----                         ------------     -----
Certificates:
  1-6 month                5.35          29,160,961      15.8                4.10       11,441,000       6.6
  1 year                   5.63          22,906,323      12.4                4.79       23,944,998      13.9
  18 month                 6.00          15,640,081       8.5                4.05        3,839,792       2.2
  18 month - 5 years       5.97          36,087,067      19.6                5.35       39,313,172      22.8
  5-8 years                6.34          28,719,553      15.5                6.55       34,864,615      20.2
  Jumbos                   3.18           2,879,092       1.6                4.82        3,053,986       1.8
                                       ------------     -----                         ------------     -----
                                        135,393,077      73.4                          116,457,563      67.5
                                       ------------     -----                         ------------     -----
TOTAL SAVINGS
  ACCOUNTS                             $184,574,316     100.0%                        $172,501,894     100.0%
                                       ============     =====                         ============     =====

     At December 31, 1995, scheduled maturities of certificate accounts are as follows:

    1996                                                    $ 86,127,559
    1997                                                      28,931,122
    1998                                                      15,400,403
    1999                                                       2,102,226
    2000                                                       2,655,470
    Thereafter                                                   176,297
                                                            ------------
                                                            $135,393,077
                                                            ============

     Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                              Years Ended  December 31,
                                    --------------------------------------------
                                        1995             1994             1993
                                        ----             ----             ----
Passbooks                           $  716,039       $  952,438       $1,251,076
NOW and money market accounts          586,222          707,922          542,674
Certificates                         7,510,128        5,781,954        6,970,886
                                    ----------       ----------       ----------
                                    $8,812,389       $7,442,314       $8,764,636
                                    ==========       ==========       ==========



6.   FEDERAL HOME LOAN BANK ADVANCES:

     FHLB advances at December 31, 1995 consist of the following:

                                                    INTEREST         OUTSTANDING
                     MATURITY DATE                    RATE             BALANCE
                     --------------                ----------        -----------
                     05/01/06                            8.15%       $  450,198
                     10/01/10                            6.35         4,949,677
                     12/01/10                            6.30         1,993,297
                                                                     ----------
                                                                     $7,393,172
                                                                     ==========

               The advances require principal payments as follows:

                     1996                                            $  986,687
                     1997                                               882,490
                     1998                                               789,615
                     1999                                               706,948
                     2000                                               633,493
                     Thereafter                                       3,393,939
                                                                     ----------
                                                                     $7,393,172
                                                                     ==========

     As collateral for the advances, the Company has pledged mortgage-backed securities equal to or greater than 110% of the outstanding balance.

7.   STOCKHOLDERS' EQUITY:

     Retained earnings are restricted by regulatory requirements and federal income tax requirements.

     In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 8). At December 31, 1995, the most restrictive required level of capital to satisfy regulatory requirements was approximately $7,660,000.

     Federal income tax included in the consolidated statements of operations has been computed giving effect to the special bad debt deduction available to savings and loan organizations under the Internal Revenue Code if certain conditions are met. In general, the deduction represents eight percent of otherwise taxable income. Each year the excess of the percentage of income bad debt deduction over the deduction which would have been allowable had the Company maintained its reserve on the basis of actual loss experience is a tax preference item, subject to the alternative minimum tax. If, in the future, these accumulated deductions are used for any purpose other than to absorb losses on loans and real estate owned, a tax liability will be imposed upon the Company at the then current federal income tax rates. At December 31, 1995, the accumulated deduction, which is a component of the Company's retained earnings and for which no provision for federal income tax has been made, amounted to approximately $3,124,000. Congress is currently considering proposed legislation, as part of the recapitalization plan discussed in Note 15, which would eliminate the thrift method of tax accounting for bad debt reserves, resulting in a tax liability in the amount of the tax on this accumulated deduction. No certainty exists that the pending legislation will be enacted into law.

     Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. Under regulations of the OTS, Franklin Savings is not permitted to pay dividends on its common stock if its regulatory capital is reduced below the amount required to meet applicable regulatory capital requirements. OTS regulations utilize a tiered approach which permits various levels of distributions based primarily upon an institution's capital level and net income. Based upon current OTS regulations and its capital structure at December 31, 1995, the Company may make capital distributions during a year up to the greater of
     (i) 100% of its net earnings to date during the calendar year or (ii) 75% of its net income during the most recent four quarter period. The amount computed under these OTS regulations cannot reduce the Company's capital below the liquidation account discussed below.

     In accordance with regulatory requirements upon completion of its conversion to a stock savings and loan association, Franklin Savings established a special "Liquidation Account" for the benefit of certain savings account holders of record at the conversion date (Eligible Account Holders), in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each Eligible Account Holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having savings accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of savings account withdrawals by Eligible Account Holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of Eligible Account Holders would be distributed to the holders of common stock in proportion to their stock holdings.

     The Company has a stock option plan (the 1987 Stock Option and Incentive
     Plan) for officers, key employees, and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options may be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to 124,400 common shares under the plan. Transactions involving the Plan are summarized as follows:

                                                 1995           1994           1993
                                                 ----           ----           ----
Options outstanding at beginning of year        86,736         90,736         93,968
Exercised                                      (14,700)        (4,000)        (3,232)
                                               -------         ------         ------
  OPTIONS OUTSTANDING AT END OF YEAR            72,036         86,736         90,736
                                               =======         ======         ======

     All options outstanding and exercised have an option price of $5.00.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS No. 123 also allows an entity to continue to account for these plans according to Accounting Principles Board Opinion No. 25 (APB 25), provided pro forma disclosures of net income and earnings per share are made as if the fair value based method of accounting defined by SFAS No. 123 had been applied. The Company expects to continue to measure compensation cost related to employee stock purchase options using APB 25 and will provide pro forma disclosures as required. This statement is effective for the year ending December 31, 1996.

8.   REGULATORY CAPITAL REQUIREMENTS:

     The OTS has promulgated regulations implementing uniform capital standards for federally insured savings associations. In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At December 31, 1995, the capital standards include a 1.5% tangible capital requirement, a 3.0% leverage ratio (core capital requirement), and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 1995, Franklin Savings meets each of the capital requirements as follows:

                                                                 FRANKLIN'S COMPUTED
                                                                     CAPITAL AS A
                         COMPUTED            FRANKLIN'S               PERCENT OF
                        REGULATORY            COMPUTED             TOTAL ASSETS OR
                       REQUIREMENTS           CAPITAL           RISK-ADJUSTED ASSETS
                       ------------           -------           --------------------
Tangible capital        $3,149,000          $13,881,000                  6.61%
Core capital            $6,299,000          $13,881,000                  6.61%
Risk-based capital      $7,660,000          $14,486,000                 15.13%

9.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

     CASH AND CASH EQUIVALENTS AND INVESTMENT IN FHLB STOCK

     The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

     INVESTMENT AND MORTGAGE-BACKED SECURITIES

     For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

     LOANS RECEIVABLE

     The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

     The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgementally determined by using available market information.

     SAVINGS ACCOUNTS

     The fair values of passbook accounts, NOW accounts, and money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

     LONG-TERM BORROWINGS

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

     COMMITMENTS TO EXTEND CREDIT

     The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

     The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows:

                                         DECEMBER 31, 1995                      DECEMBER 31, 1994
                                   -------------------------------       -------------------------------
                                     CARRYING              FAIR            CARRYING            FAIR
                                      AMOUNT              VALUE             AMOUNT             VALUE
                                   ------------       ------------       ------------       ------------
Financial assets:
  Cash and cash equivalents        $  8,652,503       $  8,652,503       $  2,882,989       $  2,882,989
  Investment securities            $ 18,761.867       $ 18,761,867       $ 14,628,301       $ 14,680,188
  Mortgage-backed securities       $ 41,221,550       $ 41,015,120       $ 35,325,333       $ 33,842,097
  Loans receivable                 $140,983,647       $142,140,000       $136,338,272       $131,936,000
  Investment in FHLB stock         $  1,649,700       $  1,649,700       $  1,649,200       $  1,649,200

Financial liabilities:
  Savings accounts                 $184,574,316       $185,225,000       $172,501,894       $171,337,318
  FHLB advances                    $  7,393,172       $  7,393,172       $    596,016       $    591,000

                                   CONTRACTUAL            FAIR            CONTRACTUAL            FAIR
                                      AMOUNT             VALUE               AMOUNT             VALUE
                                   ------------       ------------       ------------       ------------
Unrecognized financial
    instruments:
  Commitments to extend credit     $  1,565,000       $  1,565,000       $  1,370,200       $  1,370,200
  Unfunded construction loans      $  4,170,902       $  4,170,902       $  2,933,437       $  2,933,437

10.  FEDERAL INCOME TAXES:

     The Company adopted SFAS No. 109 as of the beginning of 1993 which requires a change from the deferred method to the asset and liability method of accounting for income taxes. The cumulative effect on prior years of adopting this change in accounting principle increased net income by $440,712 ($.36 per share) and is reported separately in the consolidated statement of operations for the year ended December 31, 1993.

     The components of income tax expense are as follows:

                                                  YEARS ENDED DECEMBER 31,
                                           --------------------------------------
                                             1995           1994           1993
                                             ----           ----           ----
Federal:
  Current                                  $459,035       $491,283       $604,000
  Deferred                                  173,000        163,292         99,000
                                           --------       --------       --------
  Total                                    $632,035       $654,575       $703,000
                                           ========       ========       ========

     Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pretax income as follows:

                                               YEARS ENDED DECEMBER 31,
                                     -------------------------------------------
                                        1995             1994             1993
                                        ----             ----             ----
Tax at statutory rates               $ 656,853        $ 683,667        $ 716,137
Benefit of tax exempt interest         (14,978)         (18,034)         (23,360)
Other                                   (9,840)         (11,058)          10,223
                                     ---------        ---------        ---------
                                     $ 632,035        $ 654,575        $ 703,000
                                     =========        =========        =========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                      1995               1994
                                                      ----               ----
Deferred tax asset arising from:
  Loan loss reserve                                $ 322,042        $   377,482
  Deferred loan fees and costs                       144,542            250,603
  Depreciation                                        38,527             25,761
  Unrealized loss on securities                           --            663,900
  Other, net                                           6,276              8,769
                                                   ---------        -----------
          TOTAL DEFERRED TAX ASSETS                  511,387          1,326,515
                                                   ---------        -----------
Deferred tax liability arising from:
  FHLB stock                                        (283,733)          (264,045)
  Prepaid pension expense                           (194,049)          (180,379)
  Unrealized gain on securities                      (63,025)                --
                                                   ---------        -----------
          TOTAL DEFERRED TAX LIABILITIES            (540,807)          (444,424)
                                                   ---------        -----------
          NET DEFERRED TAX (LIABILITY) ASSET       $ (29,420)       $   882,091
                                                   =========        ===========

     Net deferred tax (liabilities) assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

11.  BENEFIT PLANS:

     The Company has a defined benefit pension plan covering substantially all its full-time employees, with benefits based on years of service and an employee's five-year average salary. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes and that meets minimum funding standards, using a different actuarial cost method and different assumptions from those used for financial reporting.

     The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at the plan's October 15, 1995 and 1994 measurement dates, as applied to the Company's year end of December 31, 1995 and 1994:

     Actuarial present value of benefit obligations:

                                                                            1995               1994
                                                                            ----               ----
Accumulated benefit obligation,
  including vested benefits of $1,802,,987 and $1,672,339               $ 1,819,853        $ 1,694,584
                                                                        ===========        ===========
Projected benefit obligation for service rendered to date               $ 2,051,806        $ 1,841,888
Plan assets at fair value, primarily certificates of deposit
  and net cash surrender values of life insurance policies                2,050,320          2,055,438
                                                                        -----------        -----------
Plan assets (less than) in excess of projected benefit obligation            (1,486)           213,550
Unrecognized net loss from past experience
  different from that assumed                                               734,874            499,763
Unrecognized net asset being recognized over fifteen years                 (162,656)          (182,988)
                                                                        -----------        -----------
Prepaid pension cost included in other assets                           $   570,732        $   530,325
                                                                        ===========        ===========

     Net pension cost for the years ending December 31, 1995, 1994 and 1993 included the following components:

                                       1995             1994             1993
                                       ----             ----             ----
Service cost                        $  80,921        $ 127,744        $  81,921
Interest cost                         119,237          112,320           89,500
Actual return on plan assets         (122,298)         (95,070)        (116,061)
Net amortization and deferral           9,589          (59,428)         (36,838)
                                    ---------        ---------        ---------

NET PENSION COST                    $  87,449        $  85,566        $  18,522
                                    =========        =========        =========

     At October 15, 1995 and 1994, the discount rate used in determining the actuarial present value of the projected benefit obligation was 6.5 and 8.0 percent, respectively, and the rate of increase in future compensation levels was 4.5 percent. The expected long-term rate of return on assets used in determining net pension cost was 6.5 percent in 1995 and 8.0 percent in 1994 and 1993 .

     In November of 1995, the Board of Directors made a decision to terminate the defined benefit pension plan, effective February 15, 1996. All participants will become fully vested as of the termination date. The settlement of the vested benefit obligation, by lump-sum payments to each covered employee, or the purchasing of individual annuities, is expected to be completed in 1996. The Company expects to recognize a settlement loss of approximately $571,000 when the plan's obligation is settled. This event had no effect on the 1995 financial statements.

     The Company also has an employee stock ownership plan (ESOP). All full-time employees of the Company are eligible to participate in the ESOP after attaining age twenty-one and completing one year of service. Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of the employer. The Company contributed $100,000 to the ESOP in 1995, 1994 and 1993. At December 31, 1995, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 1995, 1994 and 1993. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 1995, the ESOP held 86,074 allocated shares and 13,500 shares committed to be allocated.

     At the date of the formation of the holding company in 1988, the ESOP purchased 50,000 shares of the Company, financed by a commercial borrowing collateralized by the shares purchased. The outstanding balance due on this loan was repaid in full during 1994.

12.  LEASE COMMITMENTS:

     The Company leases certain facilities under operating leases which expire over the next fifteen years, with renewal options.

     The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

        Year ending December 31:
              1996                                       $168,936
              1997                                        162,198
              1998                                        124,346
              1999                                         72,208
        `     2000                                         15,488
              Thereafter                                  149,072
                                                         --------
                                                         $692,248
                                                         ========

     Rent expenses were $207,796, $205,379 and $207,777 in 1995, 1994 and 1993, respectively.

13.  LOANS TO RELATED PARTIES:

     Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1995. The following is an analysis of the activity of such loans for the years indicated:

                                                  YEARS ENDED DECEMBER 31,
                                      --------------------------------------------
                                          1995              1994            1993
                                          ----              ----            ----
Balance, beginning of year            $   557,121         $577,438       $ 564,523
Loans originated                        1,425,000           14,000         152,400
Repayments                               (118,307)         (34,317)       (139,485)
Commitment to lend                     (1,146,735)
                                      -----------         --------       ---------
BALANCE, END OF YEAR                  $   717,079         $557,121       $ 577,438
                                      ===========         ========       =========


14.  LOAN COMMITMENTS:

     In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

     The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments, which generally consists of the right to receive first mortgages on improved or unimproved real estate when performance under the contract occurs.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk.

     At December 31, 1995, the Company's total commitment to extend credit was approximately $1,565,000, and the Company had commitments to disburse construction loans of approximately $4,171,000.

15.  SAIF ASSESSMENT:

     In September 1995, Congress began consideration of a recapitalization plan for SAIF. Congress' plan, as proposed, provides for a special assessment of as much as .85% to .90% of deposits to be imposed on all SAIF-insured institutions to enable the SAIF to achieve its required reserve level. Such assessment would amount to approximately $1.48 miilion to $1.57 million before taxes, based on deposits at March 31, 1995 and would be recorded as a charge to expense at the time of enactment of the legislation. Future deposit insurance premiums are expected to decrease to .04% from the .23% of deposits currently paid by the Company.

16.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

     The following condensed balance sheets as of December 31, 1995 and 1994 and condensed statements of operations and cash flows for each of the three years in the period ended December 31, 1995 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                              DECEMBER 31,
                                                                   --------------------------------
                                                                       1995                1994
                                                                   ------------        ------------
Cash                                                               $  1,573,065        $    430,874
Investment securities:
  Available-for-sale                                                  3,561,560           3,383,494
Investment in Franklin Savings                                       14,059,173          12,763,082
Dividend receivable                                                     324,000             319,000
Other assets                                                            884,206           1,114,753
                                                                   ------------        ------------
                                                                   $ 20,402,004        $ 18,011,203
                                                                   ============        ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities                                                        $     94,378        $    158,974

Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares authorized,
  1,270,164 and 1,255,464 shares issued in 1995 and 1994,
  respectively                                                           12,702              12,554
Additional paid-in capital                                            5,838,118           5,764,766
Treasury stock, at cost - 91,878 shares
  in 1995 and 1994                                                     (442,045)           (442,045)
Net unrealized gain (loss) on available-for-sale
  securities of parent and subsidiary                                   122,324          (1,289,082)
Retained earnings                                                    14,776,527          13,806,036
                                                                   ------------        ------------
                                                                   $ 20,402,004        $ 18,011,203
                                                                   ============        ============

16.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
     CONTINUED:

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------
                                                        1995               1994               1993
                                                        ----               ----               ----
Equity in earnings of Franklin Savings              $ 1,137,999        $ 1,249,495        $ 1,808,396
Interest income                                         287,968            204,050             83,770
Operating expenses                                      (55,813)           (42,361)           (30,324)
Other Income (loss)                                       8,632             (1,738)               256
Federal income tax expense                              (78,900)           (54,975)           (18,100)
                                                    -----------        -----------        -----------
                                                    $ 1,299,886        $ 1,354,471        $ 1,843,998
                                                    ===========        ===========        ===========

                       CONDENSED STATEMENTS OF CASH FLOWS
                                                                 YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------
                                                        1995               1994               1993
                                                        ----               ----               ----
Cash flows from operating activities:
  Net income                                        $ 1,299,886        $ 1,354,471        $ 1,843,998
  Equity in earnings of Franklin Savings             (1,137,999)        (1,249,495)        (1,808,396)
  Dividends received from Franklin Savings            1,137,000          2,735,000          1,650,000
  Change in other assets and liabilities                (90,801)            58,056             31,488
                                                    -----------        -----------        -----------
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES                        1,208,086          2,898,032          1,717,090
                                                    -----------        -----------        -----------
Cash flows from investing activities:
  Loan to Franklin Savings                            1,000,000         (1,000,000)                --
  Purchase of investment securities                          --         (2,147,065)        (1,497,955)
  Capital expenditures and other                       (810,000)                --                 --
                                                    -----------        -----------        -----------
        NET CASH PROVIDED BY (USED IN)
          INVESTING ACTIVITIES                          190,000         (3,147,065)        (1,497,955)
                                                    -----------        -----------        -----------
Cash flows from financing activities:
  Payment of dividends                                 (329,395)          (364,497)          (290,022)
  Proceeds from sale of common stock                     73,500             20,000             16,160
                                                    -----------        -----------        -----------
        NET CASH USED IN FINANCING ACTIVITIES          (255,895)          (344,497)          (273,862)
                                                    -----------        -----------        -----------
        NET INCREASE (DECREASE) IN CASH               1,142,191           (593,530)           (54,727)

Cash at beginning of year                               430,874          1,024,404          1,079,131
                                                    -----------        -----------        -----------
CASH AT END OF YEAR                                 $ 1,573,065        $   430,874        $ 1,024,404
                                                    ===========        ===========        ===========

17.  MADISON SERVICE CORPORATION:

     In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 1995, is presented:

                                  BALANCE SHEET

                                     ASSETS

          Cash                                                        $ 188,068
          Other assets                                                   15,000

                                                                      ---------
                                                                      $ 203,068
                                                                      =========
                      LIABILITIES AND SHAREHOLDER'S EQUITY

          Accrued expenses                                            $     121
          Equity                                                        202,947
                                                                      ---------
                                                                      $ 203,068
                                                                      =========
                            STATEMENT OF OPERATIONS

          Revenues:
            Interest income                                           $   5,427
            Service fees and other                                        7,141
          Operating expenses                                             (4,812)
                                                                      ---------
          Income before federal income tax                                7,756
          Federal income tax                                              2,635
                                                                      ---------
          NET INCOME                                                  $   5,121
                                                                      =========

     a.   Summary of significant accounting policies:

          The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

     b.   Intercompany transactions:

          Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

     c. Franklin Savings' investment in Madison Service Corporation consists of:

          Common stock, 220 shares issued and outstanding             $ 110,000
          Retained earnings                                              92,947
                                                                      ---------
                                                                      $ 202,947
                                                                      =========

18.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     All adjustments necessary for a fair statement of operations for each period have been included.

                                                       1995
                                                       ----
                                               (DOLLARS IN THOUSANDS)
                                    ----------------------------------------------
                                     FIRST       SECOND       THIRD        FOURTH
                                    QUARTER     QUARTER      QUARTER       QUARTER
                                    -------     -------      -------       -------
Interest income                     $3,456       $3,557       $3,668       $3,865
Interest expense                     2,030        2,168        2,318        2,449
                                    ------      -------      -------       ------
  Net interest income                1,426        1,389        1,350        1,416
Provision for loan losses               15           --            5           10
                                    ------      -------      -------       ------
  Net interest income after
    provision for loan losses        1,411        1,389        1,345        1,406

Noninterest income                      88           82           98           94
Noninterest expense                  1,044        1,004          980          953
                                    ------      -------      -------       ------
Income before federal
  income taxes                         455          467          463          547

Federal income taxes                   151          152          155          174
                                    ------      -------      -------       ------
NET INCOME                          $  304       $  315       $  308       $  373
                                    ======      =======      =======       ======
EARNINGS PER COMMON SHARE           $ 0.25       $ 0.25       $ 0.25       $ 0.30
                                    ======      =======      =======       ======

                                                       1994
                                                       ----
                                               (DOLLARS IN THOUSANDS)
                                   -----------------------------------------------
                                    FIRST        SECOND        THIRD       FOURTH
                                   QUARTER       QUARTER      QUARTER      QUARTER
                                   -------       -------      -------      -------
Interest income                     $3,379       $3,239       $3,247       $3,428
Interest expense                     1,858        1,799        1,872        1,986
                                    ------       ------       ------       ------
  Net interest income                1,521        1,440        1,375        1,442
Provision for loan losses               31           31
                                    ------       ------       ------       ------
  Net interest income after
    provision for loan losses        1,490        1,409        1,375        1,442
Noninterest income                     139          149          101           51
Noninterest expense                  1,082        1,065         1014          986
                                    ------       ------       ------       ------
Income before federal income
  taxes                                547          493          462          507
Federal income taxes                   185          163          152          155
                                    ------       ------       ------       ------
  NET INCOME                        $  362       $  330       $  310       $  352
                                    ======       ======       ======       ======
EARNINGS PER COMMON SHARE           $ 0.30       $ 0.27       $ 0.25       $ 0.29
                                    ======       ======       ======       ======