Form 10KSB40, Exhibit 13
period 1996-12-31
FIRST FRANKLIN CORP
filed 1997-03-31
CIK 742161

FIRST FRANKLIN CORPORATION

                                TABLE OF CONTENTS
President's Letter to
Stockholders .................................       1

Selected Financial Data ......................       3

Management's Discussion and Analysis of
Financial Condition and Results of Operations:

   General ...................................       4
   Asset/Liability Management ................       4
   Asset Quality/Credit Risk .................       6
   Results of Operations .....................       8
      Net Interest Income ....................       8
      Rate/Volume Analysis ...................       9
      Average Yields and Rates Paid ..........      10
      Provision For Loan Losses ..............      10
      Noninterest Income .....................      10
      Noninterest Expense ....................      10
      Provision for Federal Income Taxes .....      11

   Liquidity .................................      11

   Capital ...................................      12

   Impact of Inflation on
      Changing Prices ........................      13

   Change in Independent Accountants .........      13

   Recent Accounting Pronouncements ..........      14

Corporate Information:
   Market Information ........................      14
   Dividends .................................      14
   Transfer Agent ............................      14
   Special Counsel ...........................      14
   Annual Meeting ............................      14
   Form 10-KSB ...............................      14

Report of Independent Accountants ............      15

Consolidated Financial
   Statements ................................      16


                             STOCKHOLDER INFORMATION
1996 Earnings per share
before SAIF assessment and
pension plan termination ........      $    1.18

1996 Earnings per share
after SAIF assessment and
pension plan termination ........      $    0.22

1996 Dividends declared per
share ...........................      $    0.31

Book value per share (1) ........      $   17.06

Market value per share (2) ......      $   16.50

Common shares outstanding (1) ...      1,156,434

(1) At December 31, 1996

(2) Nasdaq Closing Sale Price on
    December 31, 1996


FRANKLIN SAVINGS
LOCATIONS


CORPORATE OFFICE

4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-8000

BRANCH OFFICES

DELHI
5015 Delhi Pike, 451-5252

DOWNTOWN
45 East Fourth Street, 721-0809

FOREST PARK
Promenade Shopping Center, 851-0400

O'BRYONVILLE
2000 Madison Road, 321-0235

ROSELAWN
Valley Shopping Center, 761-1101

SHARONVILLE
11186 Reading Road, 563-6060

WESTERN HILLS
5119 Glenway Avenue, 471-7300

DIRECTTELLER(R), (800) 436-5100

[Equal Housing Lender Logo]
[Federal Home Loan Logo]
[FDIC Insured Logo]

DirectTeller (R) is the Trademark
of DirectTeller Systems, Inc.

                                              SELECTED FINANCIAL DATA
                                                           AT DECEMBER 31,
                                  -----------------------------------------------------------------
                                     1996         1995           1994           1993         1992
                                     ----         ----           ----           ----         ----
                                                         (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION DATA:
   Total assets .............      $222,302      $213,595      $192,390      $199,293      $209,724
   Cash .....................        10,009         8,653         2,883         7,358        11,065
   Loans receivable, net ....       150,135       139,419       134,170       132,008       146,367
   Mortgage-backed
      Securities ............
      Available-for-sale ....        19,503        18,964        20,742
      Held-to-maturity ......        19,622        22,258        14,583        39,085        36,374
   Investments
      Available-for-sale ....        17,358        18,762        13,747
      Held-to-maturity ......                                       881        15,413        10,603
   Savings accounts .........       194,648       184,574       172,502       178,550       189,896
   Total borrowings .........         6,423         7,393           596         1,297         1,806
   Stockholders' equity .....        19,730        20,308        17,852        18,031        16,436

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------
                                                 1996           1995          1994          1993          1992
                                                 ----           ----          ----          ----          ----
                                                                     (DOLLARS IN THOUSANDS)
OPERATIONS DATA:
   Total interest income ...............      $ 15,782        $14,547       $13,294       $14,167       $16,230
   Total interest expense ..............         9,785          8,965         7,515         8,873        10,545
                                              --------        -------       -------       -------       -------

   Net interest income .................         5,997          5,582         5,779         5,294         5,685
   Provision for loan losses ...........            92             30            62           325           410
                                              --------        -------       -------       -------       -------
   Net interest income after
      provision for loan losses ........         5,905          5,552         5,717         4,969         5,275
   Noninterest income ..................           544            362           439         1,187         1,060
   Noninterest expense .................         4,327          3,982         4,147         4,050         3,772
                                              --------        -------       -------       -------       -------
   Income before SAIF assessment,
      pension plan termination, and
      change in accounting principle ...         2,122          1,932         2,009         2,106         2,563
   SAIF assessment .....................         1,144
   Termination of pension plan .........           571
                                              --------        -------       -------       -------       -------
   Income before taxes and change
      in accounting principle ..........           407          1,932         2,009         2,106         2,563
   Provision for federal income tax ....           133            632           655           703           923
                                              --------        -------       -------       -------       -------
   Income before cumulative
      effect of change in
      accounting principle .............           274          1,300         1,354         1,403         1,640
   Cumulative effect of change
      in accounting principle ..........                                                      441
                                              --------        -------       -------       -------       -------
   Net income ..........................      $    274        $ 1,300       $ 1,354       $ 1,844       $ 1,640
                                              ========        =======       =======       =======       =======

OTHER DATA:
   Interest rate spread during period ..          2.48%          2.50%         2.76%         2.42%         2.59%
   Interest rate spread at end of
      period ...........................          2.35           2.25          2.42          2.31          2.19
   Return on average assets ............          0.13           0.64          0.70          0.90          0.79
   Return on average equity ............          1.35           6.70          7.43         10.58         10.34
   Dividend payout ratio ...............        132.03          25.34         26.91         15.73         17.61
   Equity to assets ....................          8.88           9.51          9.28          9.05          7.84
   Ratio of average interest-
      earning assets to average
      interest-bearing liabilities .....        107.95         107.74        108.03        105.93        105.16
   Non-performing assets as
      a percent of total assets
      at end of period .................          0.54           0.64          1.13          1.81          2.07
   Full service offices ................             7              7             7             7             7
PER SHARE DATA:
   Earnings per common share:
      Income before SAIF assessment,
         pension plan termination and
         cumulative effect of change in
         accounting principle ..........      $   1.18        $  1.05       $  1.11       $  1.16       $  1.42
      SAIF assessment ..................         (0.64)
      Pension plan termination .........         (0.32)
      Cumulative effect of change
         in accounting principle .......                                                     0.36
                                              --------        -------       -------       -------       -------
   Net income per common share .........      $   0.22        $  1.05       $  1.11       $  1.52       $  1.42
                                              ========        =======       =======       =======       =======

   Book value per common share .........      $  17.06        $ 17.23       $ 15.34       $ 15.55       $ 14.22
                                              ========        =======       =======       =======       =======

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("Company") is a savings and loan holding company which was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company applied for and received regulatory approval to acquire all the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership. This conversion was completed on January 25,1988.

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

As a Delaware corporation, First Franklin is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, investment securities, and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans for retention in its portfolio and sale in the secondary market. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines and a voice response telephone inquiry system. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party. Franklin receives a portion of the sales commissions earned on these products.

Legislation has been introduced to restructure the federal banking system. Such legislation might require Franklin Savings to convert to a state savings bank or national bank charter. As a result, it could become subject to the more restrictive activity limits imposed on national banks, but it would have a specified period of time to divest any non-conforming assets. In addition, First Franklin might to required to become a bank holding company, which would subject it to more restrictive activity limits and to capital requirements similar to those imposed on Franklin Savings. The Company cannot evaluate how this legislation may impact it until it has been enacted.

Franklin has one wholly-owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business which, by regulation, savings and loans were unable to enter. At the present time, Madison's only activity is its contract with a third party registered broker dealer which offers brokerage services at offices of Franklin. Madison's assets consist solely of cash and interest-earning deposits. Its only sources of income are the interest earned on these deposits and the fees received as a result of the agreement with the third party broker dealer.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients.

Since the results of operations of Madison and DirectTeller have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.


ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk/return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

The Company's asset/liability management activities are intended to stabilize or improve earnings in future periods by managing the amount of asset and liability growth, determining the type and mix of such assets and liabilities, managing interest rate risk, offering the product and services which meet the needs of its customers, and analyzing operating costs and efficiencies in order to institute changes when necessary to increase profitability. Another objective of asset/liability management is structuring the balance sheet to assist the Company in maintaining compliance with its regulatory capital requirements and maintaining investments in certain asset categories within regulatory limits.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired interest rate sensitivity position and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis from its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates. Franklin actively pursues investment strategies to reduce the sensitivity of its earnings to interest rate fluctuations. These strategies take into consideration both the variability of rates and the maturities of various types of investments and deposits. The principal strategies employed by Franklin to decrease the interest rate risk of its assets and liabilities have been the origination of adjustable-rate mortgage loans ("ARMs") for its own portfolio, the purchase of adjustable rate mortgage-backed securities when market conditions are not favorable for originating ARMs, the sale of thirty year fixed-rate mortgage loans originated, the maintenance of short term liquid assets at or above required levels and, as market conditions permit, the lengthening of certificate maturities. ARMs constituted 58.2% of Franklin's loan portfolio at December 31, 1996.

Although ARMs and adjustable rate mortgage-backed securities are more interest rate sensitive than fixed-rate loans, they are subject to certain limits on the periodic interest rate adjustments. In a period of rising interest rates, an ARM could reach a periodic adjustment cap while still at a rate below existing market rates. Likewise, this cap could limit the downward rate adjustment during a decline in rates.

The sale of fixed-rate loans originated allows Franklin to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 1996 interest rates on fixed-rate mortgages decreased slightly from those experienced during 1995, so consumer demand for fixed-rate mortgages increased. Franklin originated and sold $4.1 million of fixed-rate one-to four-family mortgage loans during 1996 compared to $910,000 during 1995. Loans being serviced for others, mainly the Federal Home Loan Mortgage Corporation, were $54.3 million at December 31, 1996 compared to $58.5 million at December 31, 1995.

During the current year, the Company signed an agreement with Student Loan Funding Corporation to sell all student loans which enter repayment. Sales of $842,000 at a profit of $11,000 occurred during 1996.

Franklin's interest rate risk policy, established by the Board of Directors, requires an estimate of the change in the market value of portfolio equity (net value of interest sensitive assets and liabilities) and net interest income under different interest rate scenarios. Specifically, a projection is made of the market value of portfolio equity ("MVPE") and net interest income that would result from an instantaneous shift in the Treasury yield curve of plus or minus 100, 200, 300 and 400 basis points.

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

                                NET INTEREST INCOME                           MARKET VALUE OF PORTFOLIO EQUITY
  CHANGE IN
INTEREST RATES      ESTIMATED        $ CHANGE          % CHANGE          ESTIMATED        $ CHANGE          % CHANGE
(BASIS POINTS)       $ VALUE       FROM CONSTANT     FROM CONSTANT        $ VALUE       FROM CONSTANT     FROM CONSTANT
--------------      ---------      -------------     -------------       ---------      -------------     -------------
                                                 (DOLLARS IN THOUSANDS)
     +400            $5,122            $(964)           (15.8)%           $ 3,935          $(9,826)          (71.4)%
     +300             5,475             (611)           (10.0)              7,424           (6,337)          (46.1)
     +200             5,816             (270)            (4.4)             10,490           (3,271)          (23.8)
     +100             6,053              (33)            (0.5)             12,824             (937)           (6.8)
        0             6,086                0              0.0              13,761                0             0.0
     -100             5,965             (121)            (2.0)             13,705              (56)           (0.4)
     -200             5,679             (407)            (6.7)             12,531           (1,230)           (8.9)
     -300             5,514             (572)            (9.4)             11,707           (2,054)          (14.9)
     -400             5,393             (693)           (11.4)             11,548           (2,213)          (16.1)

The sensitivity of earnings to interest rate changes is often measured by the difference, or "gap", between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive are the Company's earnings to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period. However, this method of measuring interest rate sensitivity does not take into account the differing repricing characteristics of the various types of assets and liabilities. Certain assets and liabilities that have similar maturities or periods to repricing may react differently to changes in market interest rates. The table below sets forth Franklin's interest rate sensitivity as of December 31, 1996. As shown below, the one year cumulative gap is $4.2 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise, but as the table above indicates, due to the adjustment caps on ARM's the opposite is true.

                                   3 MONTHS    4 TO 6    7 TO 12     1 TO 3      3 TO 5    5 TO 10    10 TO 20   >20
                                    OR LESS    MONTHS     MONTHS     YEARS       YEARS      YEARS      YEARS     YEARS     TOTAL
                                    -------    ------     ------     -----       -----      -----      -----     -----     -----
ASSETS:                                                     (DOLLARS IN THOUSANDS)
Real Estate Loans;
   One-To-Four Family
      Adjustable-Rate .............  $21,166   $19,060   $16,492   $ 15,807                                              $ 72,525
      Fixed-Rate ..................    2,487     2,145     3,995     12,659    $  8,624    $11,269   $ 4,520   $   659     46,358
   Construction Loans .............    3,630       360       687         92         470         37                          5,276
   Multi-family and Non-residential
      Adjustable-Rate .............    2,439     2,398     4,682      8,986                                                18,505
      Fixed-Rate ..................      149       144       274        925         698      1,065       307                3,562
Consumer Loans ....................    1,941       189       349      1,075         353                                     3,907
Mortgage-backed Securities ........    6,323     6,088     7,158      4,253       3,508      6,314     5,084               38,728
Investments .......................   10,093       500     1,225     10,022       1,050        274       100       146     23,410
                                     -------   -------   -------   --------    --------    -------   -------   -------   --------
   Total Rate Sensitive Assets ....  $48,228   $30,884   $34,862   $ 53,819    $ 14,703    $18,959   $10,011   $   805   $212,271

LIABILITIES:
Fixed Maturity Deposits ...........  $27,577   $31,123   $35,273   $ 45,173    $  6,430                                  $145,576
Transaction Accounts ..............    1,340     1,212     2,088      5,191       2,330    $ 1,642   $   252   $     5     14,060
Money Market Deposit Accounts .....      917       830     1,430      3,554       1,595      1,124       172         3      9,625
Passbook Accounts .................    2,298     2,080     3,584      8,908       3,999      2,818       432         8     24,127
FHLB Advances .....................                                                            421     6,002                6,423
                                     -------   -------   -------   --------    --------    -------   -------   -------   --------
   Total Rate Sensitive Liabilities  $32,132   $35,245   $42,375   $ 62,826    $ 14,354    $ 6,005   $ 6,858   $    16   $199,811

GAP INFORMATION:
Cumulative Gap ....................  $16,096   $11,735   $ 4,222   ($ 4,785)   ($ 4,436)   $ 8,518   $11,671   $12,460
Cumulative Gap as a Percentage
   of Total Assets ................     7.42%     5.41%     1.95%     (2.21%)     (2.05%)     3.93%     5.38%     5.74%


In preparing the above table, it has been assumed that (i) adjustable-rate one-to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 24% (ii) adjustable-rate one-to four-family residential mortgage loans and mortgage-backed securities with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 17% (iii) fixed-rate one-to four-family residential mortgage loans and mortgage-backed securities will prepay at annual rates of 9% to 20% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 33% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to the decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program is focused towards relatively low risk single-family first mortgage loans which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. As part of an on-going independent Quality Control program the underwriting standards used on a sample of the loans originated are reviewed, on a monthly basis. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

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

Non-performing assets include loans which have been placed on non-accrual status, accruing loans which are ninety days or more past due, repossessed assets and renegotiated loans. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one-to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected. Renegotiated loans consist of loans whose terms have been modified due to the borrowers inability to perform under the original agreement.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                     AT DECEMBER 31,
                                                1996                1995
                                              -----------------------------
                                                   (DOLLARS IN THOUSANDS)
      Non-accruing loans                       $  368             $  572
      Accruing loans delinquent more
         than ninety days                         325                445
      Repossessed assets                          233
      Renegotiated loans                          321                355
                                                -----             ------

      Total non-performing assets              $1,247             $1,372
                                               ======             ======



As indicated by the table above, a 9.1 % reduction in the level of non-performing assets was achieved during 1996. The Company will continue to strive to reduce the level of these assets during 1997.

Repossessed assets, at the end of 1996, consisted of the following four properties, all of which are located in southwestern Ohio: A single family home with a estimated fair value of $54,000, a four family property with an estimated fair value of $42,000, a multi-family property being carried at an estimated fair value of $85,000 and a vacant lot with an estimated fair value of $1.00.

Franklin maintains an allowance for possible losses on loans and repossessed assets. The Asset Classification Committee is responsible for maintaining this allowance at a level sufficient to provide for estimated losses based on known and inherent risks in the loan portfolio. General reserves are based on the Committee's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the fair market value of the loan collateral is significantly below the current loan balance, and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                                FOR THE YEAR ENDED DECEMBER 31,
                                                     1996         1995
-----------------------------------------------------------------------------
                                                     (DOLLARS IN THOUSANDS)

Beginning balance                                    $947       $1,256
Charge-offs
   One-to four-family                                  31          161
   Multi-family                                        16
   Non-residential
   Consumer                                            11          178
                                                     ----       ------

                                                       58          339
                                                     ----       ------

Recoveries
   One-to four-family                                   0            0
   Multi-family                                         0            0
   Non-residential                                      0            0
   Consumer                                             0            0
                                                     ----       ------

                                                        0            0
                                                     ----       ------

Net Charge-offs                                        58          339
Additions Charged to Operations                        92           30
                                                     ----       ------

Ending Balance                                       $981       $  947
                                                     ====       ======

Ratio of Net Charge-offs to
   Average Loans Outstanding                         0.04%        0.25%
                                                     ====       ======

Ratio of Net Charge-offs to
   Average Non-performing Assets                     4.52%       19.11%
                                                     ====       ======



Included in the 1995 charge-offs are $75,000 in one-to four-family mortgage loans and $178,000 in consumer loans which previously had specific reserves established against them, that were determined to be uncollectible and charged off.

RESULTS OF OPERATIONS

During 1996 Franklin experienced two extraordinary non-recurring charges against operations; a $1.14 million assessment to recapitalize the Savings and Loan Insurance Fund ("SAIF") and $571,000 charge related to the termination of the Company's defined benefit pension plan. Excluding these charges, net income for the year ended December 31, 1996 was $1.43 million, which represents a return on average assets of 0.66% and a return on average stockholders' equity of 7.04%. Net income, after the non-recurring charges, for the year ended December 31,1996 was $274,000, which represents a return on average assets of 0.13% and a return on average stockholders' equity of 1.35%. Book value per share at December 31, 1996 was $17.06 and dividends of $0.31 per share were declared and paid during the year. Net income for the years ended December 31,1995 and 1994 was $1.30 million and $1.35 million, respectively. The returns on average assets and average equity were 0.64% and 6.70%, and 0.70% and 7.43% for 1995 and 1994, respectively.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that the increase in net interest income to $6.0 million in 1996 from $5.6 million in 1995 was due to an increase in net earning assets from $14.0 million for 1995 to $15.5 million for 1996.

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                 1996                           1995                          1994
                                  --------------------------------------------------------------------------------------------
                                    AVERAGE    INTEREST           AVERAGE     INTEREST           AVERAGE    INTEREST
                                  OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/ OUTSTANDING   EARNED/   YIELD/
                                    BALANCE      PAID     RATE    BALANCE       PAID     RATE    BALANCE      PAID      RATE
                                    --------   -------    ----   --------     -------    ----   --------    -------     ----
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans receivable (1)              $146,122  $11,747     8.04%  $134,910      $10,886   8.07%  $130,839    $10,223     7.81%
  Mortgage-backed securities(2)       39,976    2,648     6.62     36,664        2,270   6.19     37,947      2,065     5.44
  Investments (2)                     23,060    1,269     5.50     22,019        1,282   5.82     17,403        912     5.24
  FHLB stock                           1,689      118     6.99      1,608          109   6.78      1,643         94     5.72
                                    --------  -------            --------      -------          --------    -------

   Total interest-earning
     assets                         $210,847  $15,782     7.49   $195,201      $14,547   7.45   $187,832    $13,294     7.08
                                    ========  =======            ========      =======          ========    =======

INTEREST-BEARING LIABILITIES:
  Demand and NOW deposits           $ 23,709  $   528     2.23   $ 23,950      $   586   2.45   $ 28,446    $   707     2.49
  Savings deposits                    24,721      683     2.76     25,758          716   2.78     34,155        953     2.79
  Certificate accounts               139,800    8,115     5.80    128,988        7,510   5.82    110,426      5,783     5.24
  FHLB Advances                        7,090      459     6.47      2,483          153   6.16        830         72     8.67
  Other borrowings (3)                                                                                17
                                    --------  -------            --------      -------          --------    -------

   Total interest-bearing
     liabilities                    $195,320  $ 9,785     5.01   $181,179      $ 8,965   4.95   $173,874    $ 7,515     4.32
                                    ========  =======            ========      =======          ========    =======


Net interest income                           $ 5,997                          $ 5,582                      $ 5,779
                                              =======                          =======                      =======

Net interest rate spread                                  2.84%                          2.50%                          2.76%
                                                          ====                           ====                           ====

Net earning assets                  $ 15,527                     $ 14,022                       $ 13,958
                                    ========                     ========                       ========

Net yield on average
  interest-earning assets                                 2.84%                          2.86%                          3.08%
                                                          ====                           ====                           ====

Average interest-earning
  assets to average
  interest-bearing liabilities                   1.08%                            1.08%                        1.08%
                                              =======                          =======                      =======


(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(2) Investments classified as available-for-sale included at amortized cost not fair value.

(3) ESOP loan (borrowing costs paid by ESOP)

RATE/VOLUME ANALYSIS. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 1996, net interest income increased $415,000 compared to a $197,000 decrease during 1995. The income earned on assets increased $1.24 million, due to an increase in the average amount of interest-earning assets of $15.7 million and an increase in the rates earned on total interest-earning assets from 7.45% to 7.49%. During the same period, interest expense increased $820,000 due to an slight increase in the average cost of funds from 4.95% to 5.01% and an increase in average interest-bearing liabilities of $14.1 million. During 1996, consumers continued to increase their investment in certificates of deposit because of the higher rates available from most financial institutions. Franklin's certificates increased $10.2 million during the current year with the average cost declining from 5.82% to 5.80%.

                                                  1996 VS 1995                   1995 VS 1994               1994 VS 1993
                                                 --------------                 -------------               ------------
                                            INCREASE                       INCREASE                    INCREASE
                                           (DECREASE)        TOTAL        (DECREASE)        TOTAL      (DECREASE)       TOTAL
                                              DUE TO         INCREASE        DUE TO        INCREASE      DUE TO        INCREASE
                                       VOLUME       RATE    (DECREASE)   VOLUME    RATE   (DECREASE)  VOLUME   RATE   (DECREASE)
                                       ------       ----    ----------   ------    ----   ----------  ------   ----   ----------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST INCOME ATTRIBUTABLE TO:
  Loans Receivable (1)                 $   901    $ (40)   $   861    $   323    $ 340    $   663    $(510)   $(577)   $(1,087)
  Mortgage-backed Securities               213      165        378        (67)     272        205      (52)     175        123
  Investments                               81      (94)       (13)       261      109        370      (57)     130         73
  FHLB Stock                                 6        3          9         (2)      17         15       (2)      20         18
                                       -------    -----    -------    -------    -----    -------    -----    -----    -------

  Total Interest-earning Assets        $ 1,201    $  34    $ 1,235    $   515    $ 738    $ 1,253    $(621)   $(252)   $  (873)
                                       =======    =====    =======    =======    =====    =======    =====    =====    =======
INTEREST EXPENSE ATTRIBUTABLE TO:
  Demand and NOW Accounts              $    (6)   $ (52)   $   (58)   $  (110)   $ (11)   $  (121)   $  (5)   $ 171    $   166
  Savings Accounts                         (29)      (4)       (33)      (233)      (4)      (237)    (184)    (115)      (299)
  Certificate Accounts                     627      (22)       605      1,037      690      1,727     (282)    (907)    (1,189)
  FHLB Advances                            298        8        306         95      (14)        81      (40)       4        (36)
  Other Borrowings
                                       -------    -----    -------    -------    -----    -------    -----    -----    -------

  Total Interest-bearing Liabilities   $   890    $ (70)   $   820    $   789    $ 661    $ 1,450    $(511)   $(847)   $(1,358)
                                       =======    =====    =======    =======    =====    =======    =====    =====    =======


Increase (Decrease) in
  Net Interest Income                  $   311    $ 104    $   415    $  (274)   $  77    $  (197)   $(110)   $ 595    $   485
                                       =======    =====    =======    =======    =====    =======    =====    =====    =======


(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                     AT DECEMBER 31,
                                              ----------------------------
Weighted Average Yield on:                     1996       1995       1994
                                               ----       ----       ----

   Loans Receivable (1)                        7.72%      7.78%      7.45%
   Mortgage-backed Securities                  6.72       6.68       5.86
   Investments (2)                             5.55       5.37       5.34
   FHLB Stock                                  7.00       7.00       6.38
                                               ----       ----       ----
      Combined Weighted Average Yield on
         Interest-earning Assets               7.28       7.27       6.95
                                               ----       ----       ----
Weighted Average Rate Paid on:
   Demand and NOW Deposits                     2.25       2.51       2.58
   Savings Deposits                            2.75       2.75       2.75
   Certificates                                5.68       5.80       5.42
   Borrowings                                  6.46       6.45       8.15
                                               ----       ----       ----
      Combined Weighted Average Rate Paid
         on Interest-bearing Liabilities       4.93       5.02       4.53
                                               ----       ----       ----

Interest Rate Spread                           2.35%      2.25%      2.42%
                                               ====       ====       ====

(1) Includes impact of non-accruing loans.

(2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations during 1996, 1995 and 1994 for loan loss reserves were $91,900, $29,600 and $61,800, respectively. During 1996 assets classified as substandard and loss increased 41.7% to $1.7 million and non-performing assets were reduced by 9.1% to $1.2 million. Since this increase in classified assets could be an indication of a possible increase in future losses, the charges against current operations during 1996 were increased as compared to previous years. Management believes that the level of reserves at December 31, 1996 is adequate to protect Franklin against reasonably foreseeable losses.

NONINTEREST INCOME. Noninterest income was $544,000 for 1996, compared to $362,000 for 1995 and $439,000 for 1994. Current year income included profits of $73,000 on the sale of fixed-rate mortgage loans, a $51,000 profit realized on an investment in an insurance company which was part of a leveraged buyout during 1996, service fees earned on checking and money market accounts of $209,000, $12,000 income from Madison and $15,000 income from DirectTeller. Profits on the sale of fixed-rate loans were $10,000 in 1995 and $23,000 in 1994. Noninterest income during 1995 and 1994 included service fees on checking and money market accounts of $207,000 and $205,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $6.04 million, $3.98 million and $4.15 million for the years ended December 31, 1996, 1995, and 1994, respectively. As previously discussed, 1996 expenses included one-time extraordinary charges of $1.14 million to recapitalize the SAIF insurance fund and $571,000 related to the termination of the Company's defined benefit pension plan. As a percentage of average assets, total noninterest expenses were 2.78%, 1.97%, and 2.14% for the three years. Noninterest expense, excluding the two extraordinary charges, as a percentage of average assets for 1996 was 1.99%. The following table shows the major noninterest expense items and their percent of change during 1996 and 1995.

                                                          PERCENT                      PERCENT
                                                          INCREASE                     INCREASE
                                              1996       (DECREASE)       1995        (DECREASE)       1994
                                            -------       --------       -------       --------      --------
                                                                 (DOLLARS IN THOUSANDS)
   Compensation                             $ 1,423         6.8%        $ 1,333         (6.3)%      $  1,422
   Employee Benefits                            322         8.8             296         (1.3)            300
   Termination of Pension Plan                  571
   Office Occupancy                             611         6.4             574          0.3             572
   FDIC Insurance                               430         6.7             403         (0.7)            406
   SAIF Assessment                            1,144
   Data Processing                              255        (3.0)            263          4.0             253
   Marketing                                     99        (4.8)            104        (14.0)            121
   Professional Fees                            228        28.8             177         13.5             156
   Supervisory Expense                           97         7.8              90        (10.9)            101
   Taxes, other than income                     212        35.0             157        (20.3)            197
   Other                                        650        11.3             584         (5.7)            619
                                            -------        ----         -------         ----        --------

      TOTAL                                 $ 6,042        51.8%        $ 3,981         (4.0)%      $  4,147
                                            =======        ====         =======         ====        ========

Under SFAS No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $152,000, $150,000 and $156,000 during 1996, 1995 and 1994, respectively. Costs associated with acquiring and moving to the new corporate office resulted in an increase in occupancy expense. It is anticipated that rental of the unoccupied space at the corporate office will substantially reduce occupancy expense in the future. As a result of the recapitalization of the SAIF insurance fund, 1997 FDIC insurance premiums will be reduced to approximately $125,000. During 1996 Franklin entered into a new five year data processing contract which will decrease future expense. The increase in professional fees during 1996 reflects an increase in legal, audit and consulting fees. In an effort to reduce audit fees, during 1996 the Company engaged a new audit firm. The increase in 1996 taxes, other than income, reflects refunds of state franchise taxes paid in previous years received during 1995.

In 1995 the Board of Directors decided to terminate the Company's defined benefit pension plan effective February 15, 1996. During the fourth quarter of 1996, the Internal Revenue Service approved the termination of the plan so that the settlement of the vested benefit obligation, by lump sum payments to all covered employees, should be completed during early 1997. The Company recognized a settlement loss of approximately $571,000 during 1996. The terminated plan has been replaced with a defined contribution plan requiring the Company to annually contribute ten percent of compensation for all covered participants. It is anticipated that the Company's annual contribution to the new defined contribution plan will be approximately equal to the annual contribution which was made to the terminated defined benefit plan.

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $133,342, $632,035, and $654,575 in fiscal 1996, 1995 and 1994, respectively.
The effective federal income tax rates for the years ended December 31, 1996, 1995, and 1994 were 32.8%, 32.7% and 32.6%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source. Franklin's liquid assets consist of cash, cash equivalents and investment securities available for sale.

Upon adoption of Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994, the Company classified all adjustable-rate mortgage-backed securities and U.S. Government and agency securities as available-for-sale and municipal bonds, certificates of deposit and fixed-rate mortgage-backed securities as held-to-maturity. In 1995, the FASB released a special report entitled, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided for a one-time opportunity from November 15 to December 31, 1995, to reclassify securities between held-to-maturity and available-for-sale. After evaluating its current strategy for classifying securities, the Company redesignated municipal bonds with a carrying value of $955,000 and market value of $1.1 million from held-to-maturity to available-to-sale. All new investments purchased are evaluated at the time of purchase to determine how they should be classified. At December 31,1996 the Company had a $ 330,000 unrealized gain on investments and mortgage-backed securities classified as available-for-sale.

Liquid assets declined $100,000 to $27.4 million at December 31,1996. The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31,1996 and 1995.

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                             1996            1995
                                                             ----            ----
                                                           (DOLLARS IN THOUSANDS)
      Operating Activities:
         Net Income                                        $    274       $  1,300
         Adjustments to reconcile net income
         to net cash provided by operating activities            15           (160)
                                                           --------       --------

      Net cash provided by operating activities                 289          1,140
      Net cash used in investing activities                  (6,763)       (14,077)
      Net cash provided by financing activities               7,830         18,707
                                                           --------       --------

      Net increase in cash and cash equivalents               1,356          5,770
      Cash and cash equivalents at beginning of year          8,653          2,883
                                                           --------       --------

      Cash and cash equivalents at end of year             $ 10,009       $  8,653
                                                           ========       ========


Operating activities include the sale of fixed-rate single family mortgage loans of $4.1 million during 1996 and $910,000 during 1995. The Company's policy is to sell, in the secondary market, eligible fixed-rate single family mortgage loans originated and any adjustable rate loans exercising their conversion privilege.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31,1996 totaled $29.6 million compared to $30.8 million during fiscal 1995. Loan disbursements during 1996 were $39.1 million compared to $32.0 million during 1995. The Company also purchased $4.0 million of mortgage-backed securities during 1996 and $10.1 million during 1995.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $10.1 million to $194.6 million at December 31,1996 from $184.6 million at December 31, 1995. During the current year Franklin assumed $5.3 million in deposits from the downtown location of Suburban Federal Savings Bank in exchange for $5.1 million in cash. These deposits were moved to Franklin's downtown location. Net of interest credited and the deposits assumed from Suburban Federal, deposits decreased by $3.6 million during 1996 as compared to a $4.2 million increase during 1995. The table below sets forth the deposit flows by type of account, including interest credited, during 1996 and 1995.

                                              FOR THE YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                                   1996             1995
                                                   ----             ----
                                                   (DOLLARS IN THOUSANDS)
Passbook Savings                                 $   (177)       $ (5,049)
NOW / Super NOW Accounts                             (228)            390
MMDA Accounts                                         296          (2,204)
                                                 --------        --------
Total                                                (109)         (6,863)
                                                 --------        --------
Certificates:
   7-31 Day                                            37            (224)
   91 Day                                              34            (168)
   Six month                                        4,927          18,111
   One year                                         3,309          (1,040)
   Eighteen month                                   7,767          11,800
   Two year                                         3,029            (409)
   Thirty-two month                                (4,289)         (9,336)
   Three year                                        (573)          6,564
   Five year                                       (4,632)         (5,973)
   Jumbo certificates                                 309            (175)
   Other                                              265            (215)
                                                 --------        --------

Total                                              10,183          18,935
                                                 --------        --------

Total deposit increase                           $ 10,074        $ 12,072
                                                 ========        ========


At December 31,1996 Franklin had outstanding Federal Home Loan Bank ("FHLB") advances of $6.4 million. The following table lists those advances by maturity date:

              MATURITY                      INTEREST              OUTSTANDING
              DATE                            RATE                  BALANCE
             ----------                    ----------             -----------
                                                                (IN THOUSANDS)
              05/01/06                       8.15%                  $   421
              10/01/10                       6.35                     4,283
              12/01/10                       6.30                     1,719
                                                                    -------
                                                                    $ 6,423
                                                                    =======


Subject to certain limitations, based on its current investment in FHLB stock, Franklin is eligible to borrow an additional $28.6 million from the FHLB.

The OTS requires minimum levels of liquid assets ranging between four and ten percent. Current OTS regulations require Franklin to maintain an average daily balance of liquid assets (U.S. Treasury, federal agency, and other investments having a maturity of five years or less) equal to at least 5% of the sum of its average daily balance of net deposit accounts and borrowings payable in one year or less. At December 31,1996, Franklin's regulatory liquidity was 12.93%.

At December 31, 1996 Franklin had outstanding commitments to originate or purchase $2.9 million of mortgage loans or mortgage-backed securities, as compared to $1.6 million at December 31, 1995. During the next twelve months approximately $94.1 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

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

The Company's stockholders' equity declined approximately $600,000 during 1996 from $20.3 million at December 31,1995 to $19.7 million at the end of 1996. Book value per share decreased to $17.06 at December 31,1996 from $17.23 at the end of 1995. This decrease in stockholders' equity and book value is primarily the result of an increase in treasury stock of $699,000, resulting from stock repurchases, and dividends declared of $361,000 which exceeded the net income for the year of $274,000 and an the increase in unrealized gains on available-for-sale securities of $95,000. As a percentage of total assets, the Company's stockholders' equity equaled 8.9% and 9.5% at December 31,1996 and 1995, respectively.

Dividends per share of $0.31 and $0.28 were declared in 1996 and 1995, respectively, resulting in payments of $361,000 in 1996 and $329,000 in 1995. See Note 8 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin Savings to the Company.

For regulatory purposes, Franklin is subject to a tangible capital, a leverage ratio (core capital) and a risk-based capital requirement. The following table summarizes Franklin's current regulatory capital position:

CAPITAL STANDARD            ACTUAL        REQUIRED        EXCESS      ACTUAL        REQUIRED        EXCESS
----------------            ------        --------        ------      ------        --------        ------
                                (DOLLARS IN THOUSANDS)
Tangible                   $13,734        $ 3,248        $10,486       6.34%          1.50%          4.84%
Core                        13,734          6,495          7,239       6.34           3.00           3.34
Risk-based                  14,371          7,830          6,541      14.68           8.00           6.68

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

CHANGE IN INDEPENDENT ACCOUNTANTS

The Board of Directors approved the selection of Clark, Schaefer, Hackett & Co. ("Clark Schaefer") to replace Coopers & Lybrand L.L.P. ("Coopers") as the Company's independent accountants effective September 30, 1996. Coopers served as the Company's independent accountants for all fiscal years since its inception in 1987. This change in accountants has resulted in a significant decrease in the amount of annual fees paid by the Company.

Coopers' reports on the consolidated financial statements of the Company for the two fiscal years ended December 31, 1995, did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Coopers on any matter of accounting principles or practices, consolidated financial statement disclosure or audit scope or procedure during the two most recent fiscal years and any subsequent interim period through September 27, 1996.

The Board of Directors' decision to engage Clark Schaefer as its independent accountant is based on that firm's experience with community-based financial institutions. Prior to selecting and engaging Clark Schaefer as its independent accountant, the Company did not request or obtain any advice from Clark Schaefer concerning any material accounting, auditing or financial reporting issue regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Clark Schaefer conducted the independent audit of the Company for the fiscal year ended December 31, 1996 and the Board of Directors has selected Clark Schaefer as the auditors of the Company for the fiscal year ended December 31, 1997.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on a consistant application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supercedes SFAS No. 122 and is effective for transactions occurring after December 31, 1996. Management is currently assessing the impact of this standard.

On March 3, 1997, the FASB issued SFAS No. 128, "Earnings per Share" which will replace the current presentation of "primary" and "fully diluted" earnings per share with newly defined "basic" and "diluted" earnings per share. "Basic" earnings per share will not include dilutive effect on earnings. Diluted earnings per share will reflect the potential dilution of securities that could share in an enterprises earnings. The statement will require dual presentation of basic and diluted earnings per share on the income statement for all entities having complex capital structures and will be effective for financial statements issued for periods ending after December 15, 1997. Management is currently assessing the impact of this statement on the Company's financial statements.


                              CORPORATE INFORMATION
MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotations ("Nasdaq") National Market System under the trading symbol "FFHS". As of February 28,1997 there were approximately 456 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28,1997 First Franklin's closing sale price as reported on the Nasdaq National Market was $16.75.

                                                       STOCK PRICES
      QUARTER ENDED:                             LOW                 HIGH
                                                 ---                 ----
      March 31,1995                            $12.00               $14.50
      June 30,1995                              12.00                14.50
      September 30,1995                         14.75                17.00
      December 31,1995                          15.75                17.50
      March 31,1996                             13.50                17.25
      June 30,1996                              13.50                15.50
      September 30,1996                         14.25                15.50
      December 31,1996                          14.25                17.25

DIVIDENDS

Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company paid dividends of $0.31 per share during 1996 and $0.28 per share during 1995.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. Franklin may not declare or pay a cash dividend to the Company or repurchase shares of its stock from the Company if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established by Franklin in connection with the Conversion or to meet applicable regulatory capital requirements. Federal regulations limit Franklin's capital distributions during a calendar year to one hundred percent of its net income plus one-half of its capital surplus ratio at the beginning of the calendar year. In addition, Franklin must give the OTS thirty days notice prior to the declaration of a dividend to the Company. In both 1996 and 1995 Franklin paid a dividend to the Company of approximately one hundred percent of its net income for those years. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital; or if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT: Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL: Vorys, Sater, Seymour and Pease, Cincinnati, Ohio

ANNUAL MEETING: The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 28, 1997 at 3:00 P.M.

FORM 10-KSB: The Company's 1996 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241.

                  [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]


To the Board of Directors
of First Franklin Corporation and Subsidiary


We have audited the consolidated balance sheet of First Franklin Corporation and Subsidiary as of December 31, 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Franklin Corporation and Subsidiary as of December 31, 1995 and 1994, were audited by other auditors whose report dated February 2, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ CLARK, SCHAEFER, HACKETT & CO.


Cincinnati, Ohio
February 14, 1997

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                            1996                   1995
                                                                            ----                   ----
Cash, including certificates of deposit and other
   interest-earning deposits of $7,624,649 and $5,895,185
   at December 31, 1996 and 1995, respectively                         $  10,009,454         $   8,652,503
Investment securities:
Securities available-for-sale, at market value (amortized
      cost of $17,424,351 and $18,839,227 at December 31, 1996
      and 1995 respectively)                                              17,357,925            18,761,867
Mortgage-backed securities:
   Securities available-for-sale, at market value (amortized
      cost of $19,107,254 and $18,701,025 at December 31, 1996
      and 1995 respectively)                                              19,503,306            18,963,734
   Securities held-to-maturity, at amortized cost (market value of $19,248,796 and $22,051,386 at December 31, 1996
      and 1995, respectively)                                             19,621,590            22,257,816
Loans receivable, net                                                    150,135,346           139,419,304
Real estate owned, net                                                       180,877                     1
Investment in Federal Home Loan Bank
   of Cincinnati stock, at cost                                            1,750,100             1,649,700
Accrued interest receivable:
   Investment securities                                                     206,005               229,388
   Mortgage-backed securities                                                227,200               249,850
   Loans receivable                                                          807,237               772,366
Property and equipment, net                                                1,899,686               908,662
Other assets                                                                 603,066             1,729,447
                                                                       -------------         -------------
                                                                       $ 222,301,792         $ 213,594,638
                                                                       =============         =============


                                   LIABILITIES
Savings accounts                                                       $ 194,647,772         $ 184,574,316
Federal Home Loan Bank advances                                            6,422,653             7,393,172
Advances by borrowers for taxes and insurance                              1,066,314             1,206,649
Other liabilities                                                            434,847               112,875
                                                                       -------------         -------------
      Total liabilities                                                  202,571,586           193,287,012
                                                                       -------------         -------------

Commitments (Notes 13 and 15)

                              STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
   authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares
   authorized, 1,293,012 and 1,270,164 shares
   issued in 1996 and 1995, respectively                                      12,930                12,702
Additional paid-in capital                                                 5,952,130             5,838,118
Treasury stock, at cost - 136,578 and 91,878 shares
   in 1996 and 1995, respectively                                         (1,141,195)             (442,045)
Retained earnings, substantially restricted                               14,688,826            14,776,527
Unrealized gain on available-for-sale securities,
   net of taxes of $112,100 and $63,025 at
   December 31,1996 and 1995, respectively                                   217,515               122,324
                                                                       -------------         -------------
   Total stockholders' equity                                             19,730,206            20,307,626
                                                                       -------------         -------------
                                                                       $ 222,301,792         $ 213,594,638
                                                                       =============         =============


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------
                                                            1996              1995                1994
                                                            ----              ----                ----
Interest income:
   Loans receivable                                     $11,746,620        $10,885,905        $10,222,323
   Investment securities                                  1,167,095          1,007,724            899,092
   Mortgage-backed securities                             2,648,299          2,269,746          2,065,108
   Other interest income                                    219,458            383,198            107,294
                                                        -----------        -----------        -----------
                                                         15,781,472         14,546,573         13,293,817
                                                        -----------        -----------        -----------
Interest expense:
   Savings accounts                                       9,325,910          8,812,389          7,442,314
   Borrowed funds                                           458,867            152,988             73,013
                                                        -----------        -----------        -----------
                                                          9,784,777          8,965,377          7,515,327
                                                        -----------        -----------        -----------

   NET INTEREST INCOME                                    5,996,695          5,581,196          5,778,490

Provision for loan losses                                    91,900             29,600             61,800
                                                        -----------        -----------        -----------
   NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES                           5,904,795          5,551,596          5,716,690
                                                        -----------        -----------        -----------

Noninterest income:
   Service fees on NOW accounts                             208,912            206,546            204,770
   Gain on loans sold                                        73,446             10,142             22,526
   Gain on sale of investments                               51,376                                    22
   Other income                                             210,408            145,088            211,736
                                                        -----------        -----------        -----------

                                                            544,142            361,776            439,054
                                                        -----------        -----------        -----------

Noninterest expense:
   Salaries and employee benefits                         1,744,725          1,628,664          1,722,326
   Occupancy                                                611,303            573,663            572,238
   Federal insurance premiums                             1,574,041            402,815            406,047
   Service bureau                                           255,613            263,109            253,349
   Taxes other than income taxes                            212,012            158,572            196,799
   Other                                                  1,073,399            954,628            995,939
   Termination of pension plan                              570,732
                                                        -----------        -----------        -----------

                                                          6,041,825          3,981,451          4,146,698
                                                        -----------        -----------        -----------
   INCOME BEFORE FEDERAL INCOME TAXES                       407,112          1,931,921          2,009,046

Provision for federal income taxes                          133,342            632,035            654,575
                                                        -----------        -----------        -----------

   NET INCOME                                           $   273,770        $ 1,299,886        $ 1,354,471
                                                        ===========        ===========        ===========


   NET INCOME PER COMMON SHARE                          $      0.22        $      1.05        $      1.11
                                                        ===========        ===========        ===========


   Weighted Average Number of Shares Outstanding          1,169,680          1,175,994          1,160,920
                                                        ===========        ===========        ===========



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY

                                                                                   EMPLOYEE     NET UNREALIZED
                                                   ADDITIONAL                        STOCK      GAIN(LOSS) ON
                                   COMMON           PAID-IN        TREASURY        OWNERSHIP  AVAILABLE-FOR-SALE   RETAINED
                                    STOCK           CAPITAL          STOCK         PLAN DEBT      SECURITIES       EARNINGS
                                   --------       -----------     ----------       ---------  ------------------   --------
BALANCE,
JANUARY 1, 1994                     $12,514       $5,744,806      $(442,045)      $(100,000)                      $12,816,062

Repayment of employee
   stock ownership plan debt                                                        100,000

Issuance of 4,000 shares
   of common stock                       40           19,960

Dividends declared ($.31)
   per common share                                                                                                  (364,497)

Cumulative effect as of
   January 1, 1995 of change
   in accounting for net
   unrealized gains on securities
   available-for-sale, net of
   deferred tax of $211,499                                                                    $   410,678

Change in net unrealized
   losses on securities
   available-for-sale, net of
   deferred tax of $875,399                                                                     (1,699,760)

Net income for the year
   ended December 31, 1994                                                                                          1,354,471
                                    -------       ----------      ---------       ---------    -----------        -----------
BALANCE,
DECEMBER 31, 1994                   $12,554       $5,764,766      $(442,045)                   $(1,289,082)       $13,806,036

Issuance of 14,700 shares
   of common stock                      148           73,352

Dividends declared ($0.28)
   per common share                                                                                                  (329,395)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $695,209                                                                      1,349,841

Redesignation of held-to-
   maturity securities to
   available-for-sale, net of
   deferred tax of $31,716                                                                          61,565

Net income for the year
   ended December 31, 1995                                                                                          1,299,886
                                    -------       ----------      ---------       ---------    -----------        -----------
BALANCE,
DECEMBER 31, 1995                   $12,702       $5,838,118      $(442,045)                   $   122,324        $14,776,527

Issuance of 22,848 shares
   of common stock                      228          114,012

Dividends declared ($0.31)
   per common share                                                                                                  (361,471)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $49,076                                                                          95,191
Purchase of treasury stock                                         (699,150)
Net Income for the year
   ended December 31, 1996                                                                                            273,770
                                    -------       ----------      ---------       ---------    -----------        -----------
BALANCE,
DECEMBER 31, 1996                   $12,930       $5,952,130    $(1,141,195)                   $   217,515        $14,688,826
                                    =======       ==========    ===========       =========    ===========        ===========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                   1996                1995                 1994
                                                                   ----                ----                 ----
Cash flows from operating activities:

Net income                                                   $    273,770         $  1,299,886         $  1,354,471
   Adjustments to reconcile net income to
         net cash provided by operating activities:
      Provision for loan losses                                    91,900               29,600               61,800
      Depreciation and amortization                               200,645              206,721              231,904
      Deferred income taxes                                      (120,970)             173,000              163,292
      Gain on sale of assets                                     (135,932)                                      (22)
      FHLB stock dividends                                       (117,400)            (109,000)             (93,800)
      (Increase) decrease in
         accrued interest receivable                               11,162             (230,973)            (127,897)
      (Increase) decrease in other assets                         547,603              (42,534)            (476,543)
      (Decrease) increase in other liabilities                    321,972             (213,816)              36,377
      Other, net                                                 (371,748)              26,987             (179,164)
      Proceeds from sale of loans originated for sale           3,461,645              910,340            3,892,766
      Disbursements on loans originated for sale               (3,873,604)            (910,340)          (1,954,576)
                                                             ------------         ------------         ------------
         NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                  289,043            1,139,871            2,908,608
                                                             ------------         ------------         ------------


Cash flows from investing activities:

   Principal reductions on loans
      and mortgage-backed securities                           29,642,973           30,793,729           33,037,862
   Disbursements on mortgage and
      other loans originated for investment                   (34,171,188)         (31,099,611)         (31,385,312)
   Proceeds from sale of student loans                            853,274
   Proceeds from sale of loan participations                      608,000
   Purchase of loans                                           (1,057,779)
   Purchase of investment securities:
      Available-for-sale                                       (4,198,996)          (5,585,113)          (1,497,500)
   Proceeds from maturities of investment
      securities:
      Available-for-sale                                        5,625,000            2,525,000            1,000,000
      Held-to-maturity                                                                                      125,000
   Purchase of mortgage-backed
      securities:
      Available-for-sale                                       (4,004,727)          (1,050,313)          (2,634,750)
      Held-to-maturity                                                              (9,092,938)
   Proceeds from sale of other assets                             101,376
   Sale of FHLB stock                                              17,000              108,500              187,100
   Proceeds from sale of real estate owned                        149,127              218,816              855,976
   Capital expenditures                                          (327,434)            (907,722)             (83,117)
   Proceeds from sale of fixed asset                                                    12,500               16,000
                                                             ------------         ------------         ------------
      NET CASH USED IN
         INVESTING ACTIVITIES                                  (6,763,374)         (14,077,152)            (378,741)
                                                             ------------         ------------         ------------


                                    Continued


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                 YEARS ENDED DECEMBER 31,
                                                                    --------------------------------------------------
                                                                         1996                1995                1994
                                                                         ----                ----                ----
Cash flows from  financing activities:
   Net decrease in passbook accounts
      and demand deposits                                           (1,598,413)          (6,863,091)         (12,471,822)
   Proceeds from certificates of deposit                            71,441,483           74,551,719           38,021,004
   Purchase of deposits                                              5,087,993
   Payments for maturing certificates of deposit                   (65,042,542)         (55,616,205)         (31,596,862)
   Proceeds from sale of common stock                                  114,240               73,500               20,000
   Purchase of treasury stock                                         (699,150)
   Payment of dividends                                               (361,475)            (329,395)            (364,497)
   Proceeds from (repayment of) Federal
      Home Loan Bank advances, net                                    (970,519)           6,797,156             (601,266)
   Increase (decrease) in advances by borrowers
      for taxes and insurance                                         (140,335)              93,111              (11,407)
                                                                  ------------         ------------         ------------
         NET CASH  PROVIDED BY (USED IN)
            FINANCING ACTIVITIES                                     7,831,282           18,706,795           (7,004,850)
                                                                  ------------         ------------         ------------

         NET INCREASE (DECREASE) IN CASH                             1,356,951            5,769,514           (4,474,983)




Cash at beginning of year                                            8,652,503            2,882,989            7,357,972
                                                                  ------------         ------------         ------------

CASH AT END OF YEAR                                               $ 10,009,454         $  8,652,503         $  2,882,989
                                                                  ============         ============         ============


Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest, including interest  credited
         to savings accounts                                      $  9,798,837         $  8,976,346         $  7,510,509
                                                                  ============         ============         ============


      Income taxes                                                $    253,000         $    480,000         $    537,627
                                                                  ============         ============         ============


Supplemental disclosure of noncash activities:

   Real estate acquired in settlement of loans                    $    406,042         $    275,735         $    359,271
                                                                  ============         ============         ============


   Unrealized gain (loss) on available-for-sale securities        $    144,267         $    185,349         $ (1,952,982)
                                                                  ============         ============         ============


   Redesignation of securities to available-for-sale                                   $    955,376
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


     ORGANIZATION

     First Franklin Corporation (the "Company") is a holding company formed in 1988 in conjunction with the conversion of Franklin Savings and Loan Company ("Franklin Savings") from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

     Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank ("FHLB") System, subject to regulation by the Office of Thrift Supervision ("OTS"), a division of the U.S. Government Department of Treasury. As a member of this system, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

     Savings accounts are insured within certain limitations by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). An annual premium is required by the SAIF for the insurance of such savings accounts.


     CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.


     INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

     Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 1996 and 1995, the Company did not hold any trading securities.

     Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.


     LOANS RECEIVABLE

     Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net deferred loan origination fees and discounts.

     The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 had no impact on the Company's allowance for loan losses determined at January 1, 1995.

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

     Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

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

     The Company's policy is to sell in the secondary market eligible fixed rate, single family loans originated. Loan sales totaled $3,443,704 during 1996. The amount of loans held for sale at December 31, 1996 and 1995 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

     EARNINGS PER COMMON SHARE

     Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive. Weighted average common shares and common stock equivalents deemed outstanding totaled 1,218,067, 1,233,110 and 1,219,117 shares for 1996, 1995 and 1994 respectively.

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

 2.  INVESTMENT AND MORTGAGE-BACKED SECURITIES:

     The amortized cost and estimated market values of investment securities are as follows:

                                                                        DECEMBER 31, 1996
                                          ------------------------------------------------------------------------------
                                                                     GROSS               GROSS          ESTIMATED
                                              AMORTIZED           UNREALIZED          UNREALIZED          MARKET
                                                COST                 GAINS              LOSSES            VALUE
                                              -----------        -----------        ------------       -----------
Available-for-sale:
   U.S. Treasury securities and
      obligations of U.S. Government
      Corporations and agencies               $16,394,096        $    18,998        $   128,616        $16,284,478

   Obligations of states and
      municipalities                            1,030,255             51,642              8,450          1,073,447
                                              -----------        -----------        -----------        -----------

                                              $17,424,351        $    70,640        $   137,066        $17,357,925
                                              ===========        ===========        ===========        ===========


                                                                        DECEMBER 31, 1995
                                          ------------------------------------------------------------------------------
                                                                     GROSS               GROSS          ESTIMATED
                                              AMORTIZED           UNREALIZED          UNREALIZED          MARKET
                                                COST                 GAINS              LOSSES            VALUE
                                              -----------        -----------        -----------        -----------
Available-for-sale:
   U.S. Treasury securities and
      obligations of U.S. Government
      Corporations and agencies               $17,883,851        $    26,680        $   197,321        $17,713,210

   Obligations of states and
      municipalities                              955,376             93,281                             1,048,657
                                              -----------        -----------        -----------        -----------

                                              $18,839,227        $   119,961        $   197,321        $18,761,867
                                              ===========        ===========        ===========        ===========



The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                               ESTIMATED
                                                            AMORTIZED           MARKET
                                                              COST              VALUE
                                                           -----------        -----------
Available-for-sale:
   Due in one year or less                                 $ 4,185,211        $ 4,184,973
   Due after one year through five years                    12,719,805         12,633,020
   Due after five years through ten years                      273,610            290,218
   Due after ten years                                         245,725            249,714
                                                           -----------        -----------
                                                           $17,424,351        $17,357,925
                                                           ===========        ===========


The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                         -------------------------------------------------
                                             1996               1995               1994
                                         -----------        -----------        -----------
Taxable interest income                  $   982,075        $   835,895        $   738,431
Nontaxable interest income                    67,453             62,648             66,600
Dividends                                    117,567            109,181             94,061
                                         -----------        -----------        -----------

                                         $ 1,167,095        $ 1,007,724        $   899,092
                                         ===========        ===========        ===========

     The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                               DECEMBER 31, 1996
                              ------------------------------------------------------
                                               GROSS         GROSS        ESTIMATED
                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                  COST         GAINS         LOSSES         VALUE
                              -----------    --------    -----------    -----------
Available-for-sale:
   FHLMC certificates         $ 3,627,920    $ 91,580                   $ 3,719,500
   FNMA certificates            5,908,866     113,338    $     8,065      6,014,139
   GNMA certificates            9,570,478     199,189                     9,769,667
                              -----------    --------    -----------    -----------
                              $19,107,264    $404,107    $     8,065    $19,503,306
                              ===========    ========    ===========    ===========


Held-to-maturity:
   FHLMC certificates         $11,197,698                $   112,594    $11,085,104
   FNMA certificates            7,946,192                    260,200      7,685,992
   Collateralized mortgage
      obligations                 477,700                                   477,700
                              -----------                -----------    -----------
                              $19,621,590                $   372,794    $19,248,796
                              ===========                ===========    ===========



                                               DECEMBER 31, 1995
                              ------------------------------------------------------
                                               GROSS         GROSS        ESTIMATED
                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                  COST         GAINS         LOSSES         VALUE
                              -----------    --------    -----------    -----------
Available-for-sale:
   FHLMC certificates         $ 2,176,452    $ 47,640                   $ 2,224,092
   FNMA certificates            7,539,750     103,574    $     4,544      7,638,780
   GNMA certificates            8,984,823     116,039                     9,100,862
                              -----------    --------    -----------    -----------
                              $18,701,025    $267,253    $     4,544    $18,963,734
                              ===========    ========    ===========    ===========


Held-to-maturity:
   FHLMC certificates         $12,182,593    $ 79,307    $    67,465    $12,194,435
   FNMA certificates            9,044,667                    207,966      8,836,701
   Collateralized mortgage
      obligations               1,030,556                     10,306      1,020,250
                              -----------    --------    -----------    -----------
                              $22,257,816    $ 79,307    $   285,737    $22,051,386
                              ===========    ========    ===========    ===========


The Company adopted SFAS No. 115 as of January 1, 1994 and investment securities were classified based on the Company's then current intent. The impact of adopting the new standard resulted in an increase in the carrying value of investments by $622,177 to reflect the unrealized holding gain at January 1, 1994 for securities classified as available-for-sale. Additionally, stockholders' equity was increased by $410,678 to reflect the unrealized holding gain as a separate component of stockholders' equity, net of taxes of $211,499. SFAS No. 115 had no impact on earnings for the year ended December 31, 1994.

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

 3.  LOANS RECEIVABLE:

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

     Loans receivable, net consists of the following:

                                                            DECEMBER 31,
                                                  ----------------------------------
                                                       1996                 1995
                                                       ----                 ----
First mortgage loans:
   Principal balances:
      Collateralized by one-to-four
         family residences                         $ 118,742,863     $ 112,038,326
      Collateralized by multi-family properties        8,302,806         7,883,071
      Collateralized by other properties              15,126,444        12,453,311
      Construction loans                               7,718,552         8,041,840
                                                   -------------     -------------
                                                     149,890,665       140,416,548
Less:
      Undisbursed portion of construction loans       (2,708,474)       (4,170,902)
      Net deferred loan origination fees                (241,303)         (447,177)
      Unearned premiums (discounts)                        3,026          (169,981)
                                                   -------------     -------------
         TOTAL FIRST MORTGAGE LOANS                  146,943,914       135,628,488
                                                   -------------     -------------


Consumer and other loans:
   Principal balances:
      Consumer loans                                   2,730,108         2,877,456
      Loans on savings accounts                          857,695           650,224
      Student loans                                      532,525         1,210,320
                                                   -------------     -------------
         TOTAL CONSUMER AND OTHER LOANS                4,120,328         4,738,000
                                                   -------------     -------------
Less allowance for loan losses                          (928,896)         (947,184)
                                                   -------------     -------------
                                                   $ 150,135,346     $ 139,419,304
                                                   =============     =============


Activity in the allowance for loan losses is summarized as follows:

                                           YEARS ENDED  DECEMBER 31,
                                  --------------------------------------------
                                      1996            1995            1994
                                      ----            ----            ----
Balance, beginning of year         $ 947,184     $ 1,255,998     $ 1,248,383
Provision for loan losses             91,900          29,600          61,800
Charge-offs and recoveries, net      (56,797)       (338,414)         (1,875)
Other changes                        (53,391)           --           (52,310)
                                   ---------     -----------     -----------
BALANCE, END OF YEAR               $ 928,896     $   947,184     $ 1,255,998
                                   =========     ===========     ===========


It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 1996 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $54,269,000, $58,477,000 and $65,095,000 at December 31, 1996,
1995 and 1994, respectively.

In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires financial institutions to capitalize the costs of rights to service mortgage loans for others. This statement also requires that a financial institution assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. This statement was adopted as of January 1, 1996.

Mortgage servicing rights of $55,505 were capitalized in 1996. The fair value of mortgage servicing rights equals the current book value as of December 31, 1996. Amortization of mortgage-servicing rights was $1,741 for the year 1996.

4.   REAL ESTATE OWNED:

     Real estate owned consists of the following:

                                    DECEMBER 31,
                             -------------------------
                                1996            1995
Real estate owned            $ 233,252          $    1
Less allowance for losses      (52,375)             --
                             ---------          ------
                             $ 180,877          $    1
                             =========          ======



Activity in the allowance for losses on real estate owned is summarized as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                   1996     1995      1994
                                                   ----     ----      ----
Balance, beginning of year                       $   --       -    $ 30,700
Reserve utilized in sale of real estate owned     (13,900)    -     (83,010)
Other changes                                      66,275     -      52,310
                                                 --------   ---    --------
Balance, end of year                             $ 52,375     -        --
                                                 ========   ===    ========



 5.  PROPERTY AND EQUIPMENT:

     Property and equipment, net consists of the following:


                                                      DECEMBER 31,
                                             -----------------------------
                                                 1996             1995
                                                 ----             ----
Buildings and improvements                   $ 1,388,585     $   665,457
Leasehold improvements                           968,578         963,063
Furniture, fixtures and equipment              1,532,251       1,443,238
                                             -----------     -----------
                                               3,889,414       3,071,758

Accumulated depreciation and amortization     (2,419,159)     (2,317,027)
                                             -----------     -----------
                                               1,470,255         754,731
Land                                             429,431         153,931
                                             -----------     -----------
                                             $ 1,899,686     $   908,662
                                             ===========     ===========


     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed" which requires that long-lived assets be evaluated for impairment and establishes guidance for recognizing and measuring impairment losses. This statement applies to financial statements for fiscal years beginning after December 15, 1995. The adoption of this statement did not have an impact on the Company's financial statements.

 6.  SAVINGS ACCOUNTS:

     Savings accounts consist of the following:

                                                   DECEMBER 31, 1996                         DECEMBER 31, 1995
                               -------------------------------------------------  -----------------------------------------
                                    WEIGHTED                            PERCENT     WEIGHTED                       PERCENT
                                     AVERAGE                               OF       AVERAGE                          OF
                                      RATE               AMOUNT         DEPOSITS     RATE           AMOUNT        DEPOSITS
                                ---------------       ------------      --------    --------    -------------     --------
     Passbooks                             2.75%      $ 24,126,764        12.4%      2.75%      $ 24,304,471        13.2%
     NOW accounts
       and variable rate
       money market
       savings and
       checking accounts
                                           2.25         24,945,483        12.8       2.52         24,876,768        13.4
                                                      ------------       -----                  ------------       -----
                                                        49,072,247        25.2                    49,181,239        26.6
                                                      ------------       -----                  ------------       -----

Certificates:
        1-6 month                          5.40         34,392,048        17.7       5.35         29,160,961        15.8
        1 year                             5.26         26,216,946        13.5       5.63         22,906,323        12.4
        18 month                           5.89         23,407,105        12.0       6.00         15,640,081         8.5
        18 month - 5 years                 6.13         34,301,079        17.6       5.97         36,087,067        19.6
        5-8 years                          5.77         24,070,636        12.4       6.34         28,719,553        15.5
        Jumbos                             5.17          3,187,711         1.6       3.18          2,879,092         1.6
                                                      ------------       -----                  ------------       -----
                                                       145,575,525        74.8                   135,393,077        73.4
                                                      ------------       -----                  ------------       -----
     TOTAL SAVINGS
        ACCOUNTS                                      $194,647,772       100.0%                 $184,574,316       100.0%
                                                      ============       =====                  ============       =====



     At December 31, 1996, scheduled maturities of certificate accounts are as follows:

     1997                                   $   94,127,113
     1998                                       41,855,041
     1999                                        3,273,958
     2000                                        2,335,733
     2001                                        3,929,950
     Thereafter                                     53,730
                                            --------------
                                            $  145,575,525
                                            ==============


     Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                             YEARS ENDED  DECEMBER 31,
                                   -------------------------------------------
                                       1996            1995            1994
                                       ----            ----            ----
Passbooks                          $  683,238      $  716,039      $  952,438
NOW and money market accounts         528,380         586,222         707,922
Certificates                        8,114,292       7,510,128       5,781,954
                                   ----------      ----------      ----------
                                   $9,325,910      $8,812,389      $7,442,314
                                   ==========      ==========      ==========

7.   FEDERAL HOME LOAN BANK ADVANCES:

     FHLB advances at December 31, 1996 consist of the following:

                                             INTEREST      OUTSTANDING
                         MATURITY DATE         RATE          BALANCE
                         -------------       --------      -----------
                           05/01/06            8.15%      $  421,225
                           10/01/10            6.35        4,282,372
                           12/01/10            6.30        1,719,056
                                                          ----------
                                                          $6,422,653
                                                          ==========

    The advances require principal payments as follows:

                           1997                           $  883,590
                           1998                              791,835
                           1999                              708,918
                           2000                              635,237
                           2001                              569,900
                           Thereafter                      2,833,173
                                                          ----------
                                                          $6,422,653
                                                          ==========


     As collateral for the advances, the Company has pledged mortgage-backed securities equal to or greater than 110% of the outstanding balance.

8.   STOCKHOLDERS' EQUITY:

     Retained earnings are restricted by regulatory requirements and federal income tax requirements.

     In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 9). At December 31, 1996, the most restrictive required level of capital to satisfy regulatory requirements was approximately $7,830,000.

     Franklin Savings and Loan Company was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1996, include approximately $3,180,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately 1,081,000 at December 31, 1996.

     A bill repealing the thrift bad debt reserve has been signed into law and is effective for taxable years beginning after December 31, 1995. All savings banks and thrifts will be required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average experience based reserve and no longer will be able to calculate a deduction based on a percentage of taxable income.

     Tax reserves accumulated after 1987 will automatically be subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated.

     The tax law change will have no effect as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

     Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. Under regulations of the OTS, Franklin Savings is not permitted to pay dividends on its common stock if its regulatory capital is reduced below the amount required to meet applicable regulatory capital requirements. OTS regulations utilize a tiered approach which permits various levels of distributions based primarily upon an institution's capital level and net income. Based upon current OTS regulations and its capital structure at December 31, 1996, the Company may make capital distributions during a year up to the greater of 100% of its net earnings current year to date, plus 50% of the amount by which the lesser of the Company's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year. The amount computed under these OTS regulations cannot reduce the Company's capital below the liquidation account discussed below.

     In accordance with regulatory requirements upon completion of its conversion to a stock savings and loan association, Franklin Savings established a special "Liquidation Account" for the benefit of certain savings account holders of record at the conversion date (Eligible Account Holders), in the amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each Eligible Account Holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having savings accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of savings account withdrawals by Eligible Account Holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of Eligible Account Holders would be distributed to the holders of common stock in proportion to their stock holdings.

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

                                               1996          1995          1994
                                              -------       -------       -------
Options outstanding at beginning of year       72,036        86,736        90,736
Cancelled                                      (1,616)         --            --
Exercised                                     (22,848)      (14,700)       (4,000)
                                              -------       -------        ------

OPTIONS OUTSTANDING AT END OF YEAR             47,572        72,036        86,736
                                              =======       =======        ======


     All options outstanding and exercised have an option price of $5.00.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS No. 123 also allows an entity to continue to account for these plans according to Accounting Principles Board Opinion No. 25 ("APB 25"), provided pro forma disclosures of net income and earnings per share are made as if the fair value based method of accounting defined by SFAS No. 123 had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 31, 1995, for employee stock options granted in fiscal years beginning after December 31, 1994. All of the Company's employee stock options were granted in 1987 and therefore the adoption of this standard has no effect on the Company's financial statements. The Company will continue to measure compensation cost related to employee stock options using APB 25 and will provide pro forma disclosures as required.


9.   REGULATORY CAPITAL REQUIREMENTS:

     The OTS has promulgated regulations implementing uniform capital standards for federally insured savings associations. In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At December 31, 1996, the capital standards include a 1.5% tangible capital requirement, a 3.0% leverage ratio (core capital requirement), and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 1996, Franklin Savings meets each of the capital requirements as follows:

                                                                       FRANKLIN'S COMPUTED
                                                                          CAPITAL AS A
                                      COMPUTED       FRANKLIN'S            PERCENT OF
                                     REGULATORY       COMPUTED           TOTAL ASSETS OR
                                    REQUIREMENTS       CAPITAL        RISK-ADJUSTED ASSETS
                                    ------------       -------        --------------------
Tangible capital                    $3,248,000      $13,734,000               6.34%
Core capital                         6,495,000       13,734,000               6.34
Risk-based capital                   7,830,000       14,371,000              14.68

10.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

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

     The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

     SAVINGS ACCOUNTS

     The fair values of passbook accounts, NOW accounts, and the money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

     FHLB ADVANCES

     Rates currently available to the Company for advances with similar terms and remaining maturities are used to estimate the fair value of existing advances.

     COMMITMENTS TO EXTEND CREDIT

     The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

     The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

                                                DECEMBER 31, 1996                 DECEMBER 31, 1995
                                         ------------------------------     --------------------------------
                                            CARRYING           FAIR            CARRYING            FAIR
                                             AMOUNT            VALUE            AMOUNT             VALUE
                                         ------------      ------------      ------------      ------------
Financial assets:
   Cash and cash equivalents             $ 10,009,454      $ 10,009,454      $  8,652,503      $  8,652,503
   Investment securities                   17,357,925        17,357,925        18,761.867        18,761,867
   Mortgage-backed securities              39,124,896        38,752,102        41,221,550        41,015,120
   Loans receivable                       150,135,346       151,558,000       140,983,647       142,140,000
   Investment in FHLB stock                 1,750,100         1,750,100         1,649,700         1,649,700

Financial liabilities:
   Savings accounts                       194,647,772       194,414,000       184,574,316       185,225,000
   FHLB advances                            6,422,653         6,422,653         7,393,172         7,393,172

                                          CONTRACTUAL           FAIR           CONTRACTUAL          FAIR
                                             AMOUNT             VALUE            AMOUNT             VALUE
                                         ------------      ------------      ------------      ------------
Unrecognized financial instruments:
   Commitments to extend credit          $  2,865,000      $  2,865,000      $  1,565,000      $  1,565,000
   Unfunded construction loans              2,708,000         2,708,000         4,170,902         4,170,902

11.  FEDERAL INCOME TAXES:

     The components of income tax expense are as follows:

                                             YEARS ENDED DECEMBER 31,
                                     --------------------------------------
                                        1996           1995          1994
                                     ---------       --------      --------
Federal:
   Current                           $ 254,312       $459,035      $491,283
   Deferred                           (120,970)       173,000       163,292
                                     ---------       --------      --------
   TOTAL                             $ 133,342       $632,035      $654,575
                                     =========       ========      ========


     Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pretax income as follows:

                                             YEARS ENDED DECEMBER 31,
                                   --------------------------------------------
                                       1996            1995            1994
                                       ----            ----            ----
Tax at statutory rates              $ 138,419       $ 656,853       $ 683,667
Benefit of tax exempt interest        (16,364)        (14,978)        (18,034)
Other                                  11,287          (9,840)        (11,058)
                                    ---------       ---------       ---------
                                    $ 133,342       $ 632,035       $ 654,575
                                    =========       =========       =========


     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                       1996            1995
Deferred tax asset arising from:
   Loan loss reserve                                $ 333,632       $ 322,042
   Deferred loan fees and costs                        98,346         144,542
   Depreciation                                        39,336          38,527
   Other, net                                           4,677           6,276
                                                    ---------       ---------
            TOTAL DEFERRED TAX ASSETS                 475,991         511,387
                                                    ---------       ---------
Deferred tax liability arising from:
   FHLB stock                                        (320,725)       (283,733)
   Prepaid pension expense                                           (194,049)
   Unrealized gain on securities                     (112,066)        (63,025)


            TOTAL DEFERRED TAX LIABILITIES           (432,791)       (540,807)
                                                    ---------       ---------
            NET DEFERRED TAX ASSET (LIABILITY)      $  43,200       $ (29,420)
                                                    =========       =========

     Net deferred tax assets (liabilities) and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

12.  BENEFIT PLANS

     The Company has a noncontributory defined contribution, employee stock ownership, and a defined benefit pension plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

     In November of 1995, the Board of Directors made a decision to terminate the defined benefit pension plan, effective February 15, 1996. All participants became fully vested as of the termination date. The settlement of the vested benefit obligation, by lump-sum payments to each covered employee, or the purchasing of individual annuities, is expected to be completed in 1997. The Company incurred a settlement loss in the 1996 financial statements of $570,732. The Company has no obligation for additional funding of the terminated plan.

     The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheet at the plan's October 15, 1995 measurement date, as applied to the Company's year end of December 31, 1995:

     Actuarial present value of benefit obligations:

                                                                            1995
                                                                            ----
     Accumulated benefit obligation,
   including vested benefits of $1,802,987                             $ 1,819,853
                                                                       ===========


Projected benefit obligation for service rendered to date              $ 2,051,806
                                                                       -----------
Plan assets at fair value, primarily certificates of
deposit and net cash surrender values of life insurance policies         2,050,320


Plan assets (less than) in excess of projected benefit obligation           (1,486)

Unrecognized net loss from past experience
   different from that assumed                                             734,874

Unrecognized net asset being recognized over  fifteen years               (162,656)
                                                                       -----------
Prepaid pension cost included in other assets                          $   570,732
                                                                       ===========


     Net pension cost for the years ending December 31, 1995 and 1994 included the following components:

                                      1995            1994
                                   ---------       ---------
Service cost                       $  80,921       $ 127,744
Interest cost                        119,237         112,320
Actual return on plan assets        (122,298)        (95,070)
Net amortization and deferral          9,589         (59,428)
                                   ---------       ---------

NET PENSION COST                   $  87,449       $  85,566
                                   =========       =========


     At October 15, 1995 and 1994, the discount rate used in determining the actuarial present value of the projected benefit obligation was 6.5 and 8.0 percent, respectively, and the rate of increase in future compensation levels was 4.5 percent. The expected long-term rate of return on assets used in determining net pension cost was 6.5 percent in 1995 and 8.0 percent in 1994.

     The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $115,000 for the year ended December 31, 1996. The plan was not in effect in 1995.

     The Company also has an employee stock ownership plan ("ESOP"). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of the employer. The Company contributed $100,000 to the ESOP in 1996, 1995 and 1994. At December 31, 1996, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 1996, 1995, and 1994. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 1996, the ESOP held 97,515 allocated shares and 11,616 shares committed to be allocated.

     At the date of the formation of the holding company in 1988, the ESOP purchased 50,000 shares of the Company, financed by a commercial borrowing collateralized by the shares purchased. The outstanding balance due on this loan was repaid in full during 1994.

13.  LEASE COMMITMENTS:

     The Company leases certain facilities under operating leases which expire over the next fifteen years, with renewal options.

     The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

           Year ending December 31:
              1997                                 $145,868
              1998                                  131,956
              1999                                   85,660
              2000                                   15,488
              2001                                   15,972
              Thereafter                            133,100

     Rent expense was $194,632, $207,796 and $205,379 in 1996, 1995 and 1994,
     respectively.

14.  LOANS TO RELATED PARTIES:

     Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1996. The following is an analysis of the activity of such loans for the years indicated:

                                           YEARS ENDED DECEMBER 31,
                                -----------------------------------------------
                                     1996             1995              1994
                                     ----             ----              ----
Balance, beginning of year      $   717,079       $   557,121       $ 577,438
Loans originated                    456,113         1,425,000          14,000
Retirement of Director             (205,000)
Repayments                         (137,405)         (118,307)        (34,317)
Commitment to lend                                 (1,146,735)
                                -----------       -----------       ---------

BALANCE, END OF YEAR            $   830,787       $   717,079       $ 557,121
                                ===========       ===========       =========


15.  LOAN COMMITMENTS:

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

     At December 31, 1996, the Company's total commitment to extend credit was approximately $2,865,000, and the Company had commitments to disburse construction loans of approximately $2,708,000.

16.  SUBURBAN FEDERAL DEPOSIT ACQUISITION:

     On June 1, 1996, the Company purchased approximately $5.3 million of deposits from Suburban Federal Savings Bank. After paying a deposit premium of approximately $212,000 the Company received in cash from Suburban approximately $5.1 million as consideration for the deposits assumed.

17.  SAIF SPECIAL ASSESSMENT:

     The deposits of the Company are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of 0 to 31 cents per $100 of deposits (as compared to the current range of 23 to 31 cents per $100 of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

     On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the SAIF. All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Company's special assessment was $1,144,780. The assessment was charged against earnings during 1996. Beginning January 1, 1997, SAIF members will be assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium. At the present time the regular insurance premium which applies to the Company is the lowest risk category of $2,000 per year. Other provisions of the appropriations package require the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and Bank Insurance Fund ("BIF") by January 1, 1999, provided that the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

18.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

     The following condensed balance sheets as of December 31, 1996 and 1995 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 1996 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                       --------------------------------
                                                           1996                1995
                                                           ----                ----
Cash                                                   $  1,544,349       $  1,573,065
Investment securities:
   Available-for-sale                                     3,117,183          3,561,560
Investment in Franklin Savings                           14,126,524         14,059,173
Dividend receivable                                                            324,000
Other assets                                              1,050,640            884,206
                                                       ------------       ------------
                                                       $ 19,838,696       $ 20,402,004
                                                       ============       ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY


     Liabilities                                       $    108,490       $     94,378

     Preferred stock - $.01 par value,
       500,000 shares authorized,
        none issued and outstanding
     Common stock - $.01 par value, 2,500,000
        shares authorized, 1,293,012 and
        1,270,164 shares issued in 1996 and
        1995, respectively                                   12,930             12,702
     Additional paid-in capital                           5,952,130          5,838,118
     Treasury stock, at cost - 136,578 and 91,878
        shares in 1996 and 1995, respectively            (1,141,195)          (442,045)
     Retained earnings                                   14,688,826         14,776,527
     Net unrealized  gain on available-for-sale
        securities of parent and subsidiary                 217,515            122,324
                                                       ------------       ------------

                                                       $ 19,838,696       $ 20,402,004
                                                       ============       ============

18.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
     CONTINUED:

                         CONDENSED STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           1996              1995              1994
                                                       -----------       -----------       -----------



Equity in earnings of Franklin Savings                 $   146,741       $ 1,137,999       $ 1,249,495
Interest income                                            272,045           287,968           204,050
Operating expenses                                        (113,337)          (55,813)          (42,361)
Other Income (loss)                                         26,296             8,632            (1,738)
Federal income tax expense                                 (57,975)          (78,900)          (54,975)
                                                       -----------       -----------       -----------
                                                       $   273,770       $ 1,299,886       $ 1,354,471
                                                       ===========       ===========       ===========


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           1996              1995              1994
                                                       -----------       -----------       -----------
Cash flows from operating activities:
   Net income                                          $   273,770       $ 1,299,886       $ 1,354,471
   Equity in earnings of Franklin Savings                 (146,741)       (1,137,999)       (1,249,495)
   Dividends received from Franklin Savings                464,000         1,137,000         2,735,000
   Change in other assets and liabilities                    4,730           (90,801)           58,056
                                                       -----------       -----------       -----------

            NET CASH PROVIDED BY
               OPERATING ACTIVITIES                        595,759         1,208,086         2,898,032
                                                       -----------       -----------       -----------

Cash flows from investing activities:
   Loan to Franklin Savings                                                1,000,000        (1,000,000)
   Maturity (Purchase) of investment securities            500,000                          (2,147,065)
   Capital expenditures                                   (188,129)         (810,000)
                                                       -----------       -----------       -----------

            NET CASH PROVIDED BY (USED IN)
               INVESTING ACTIVITIES                        311,871           190,000        (3,147,065)
                                                       -----------       -----------       -----------

Cash flows from financing activities:
   Payment of dividends                                   (351,436)         (329,395)         (364,497)
   Proceeds from sale of common stock                      114,240            73,500            20,000
   Purchase of treasury stock                             (699,150)
                                                       -----------       -----------       -----------

            NET CASH USED IN FINANCING ACTIVITIES         (936,346)         (255,895)         (344,497)
                                                       -----------       -----------       -----------

            NET INCREASE (DECREASE) IN CASH                (28,716)        1,142,191          (593,530)

Cash at beginning of year                                1,573,065           430,874         1,024,404
                                                       -----------       -----------       -----------
CASH AT END OF YEAR                                    $ 1,544,349       $ 1,573,065       $   430,874
                                                       ===========       ===========       ===========

19.  MADISON SERVICE CORPORATION:

     In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 1996, is presented:

            BALANCE SHEET

               ASSETS
   Cash                                   $ 200,394
   Other assets                              15,054
                                          ---------
                                          $ 215,448
                                          =========

LIABILITIES AND STOCKHOLDER'S EQUITY

   Accrued expenses
   Equity                                 $ 215,448
                                          ---------
                                          $ 215,448
                                          =========
         STATEMENT OF INCOME

   Revenues:
      Interest income                     $   5,687
      Service fees and other                 17,168
   Operating expenses                        (3,904)
                                          ---------

   INCOME BEFORE FEDERAL INCOME TAX          18,951
   Federal income tax                         6,450
                                          ---------

   NET INCOME                             $  12,501
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

c. Franklin Savings' investment in Madison Service Corporation consists of:


   Common stock, 220 shares issued and outstanding   $  110,000
   Retained earnings                                    105,448
                                                     ----------

                                                     $  215,448
                                                     ==========

20.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     All adjustments necessary for a fair statement of operations for each period have been included.

                                                         1996
                                                (DOLLARS IN THOUSANDS)
                                    -------------------------------------------------
                                       FIRST       SECOND       THIRD       FOURTH
                                      QUARTER      QUARTER     QUARTER      QUARTER
                                       ------      ------      -------       ------
     Interest income                   $3,839      $3,865      $ 3,960       $4,118
     Interest expense                   2,428       2,403        2,465        2,489
                                       ------      ------      -------       ------

        NET INTEREST INCOME             1,411       1,462        1,495        1,629
     Provision for loan losses             21          20           31           20
                                       ------      ------      -------       ------

        NET INTEREST INCOME AFTER
        PROVISION FOR LOAN LOSSES       1,390       1,442        1,464        1,609

     Noninterest income                   126          98          132          188
     Noninterest expense                1,060       1,047        2,221        1,714
                                       ------      ------      -------       ------

     INCOME (LOSS) BEFORE FEDERAL
        INCOME TAXES                      456         493         (625)          83

     Federal income taxes                 151         163         (215)          34
                                       ------      ------      -------       ------

        NET INCOME (LOSS)              $  305      $  330      $  (410)      $   49
                                       ======      ======      =======       ======


     EARNINGS (LOSS)
        PER COMMON SHARE               $ 0.25      $ 0.27      $ (0.34)      $ 0.04
                                       ======      ======      =======       ======

     All adjustments necessary for a fair statement of operations for each period have been included.

                                                             1995
                                                   (DOLLARS IN THOUSANDS)
                                         --------------------------------------------
                                          FIRST       SECOND       THIRD       FOURTH
                                         QUARTER      QUARTER     QUARTER     QUARTER
                                         -------      -------     -------     -------
     Interest income                      $3,456      $3,557      $3,668      $3,865
     Interest expense                      2,030       2,168       2,318       2,449
                                          ------      ------      ------      ------

        NET INTEREST INCOME                1,426       1,389       1,350       1,416
     Provision for loan losses                15                       5          10
                                          ------      ------      ------      ------

        NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES       1,411       1,389       1,345       1,406

     Noninterest income                       88          82          98          94
     Noninterest expense                   1,044       1,004         980         953
                                          ------      ------      ------      ------

     INCOME BEFORE FEDERAL
        INCOME TAXES                         455         467         463         547

     Federal income taxes                    151         152         155         174
                                          ------      ------      ------      ------

        NET INCOME                        $  304      $  315      $  308      $  373
                                          ======      ======      ======      ======


     EARNINGS PER COMMON SHARE            $ 0.25      $ 0.25      $ 0.25      $ 0.30
                                          ======      ======      ======      ======