Form 10KSB40, Exhibit 13
period 1997-12-31
FIRST FRANKLIN CORP
filed 1998-03-31
CIK 742161

                                                                   Exhibit 13


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("Company") is a savings and loan holding company which was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25,1988.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing lending in the one- to four-family residential mortgage market, (ii) managing deposit pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses (v) controlling asset growth, and (vi) maintaining asset quality.

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

Legislation has been proposed which would restructure the federal banking system. First Franklin might be required to become a bank holding company, which would subject it to more restrictive activity limits and to capital requirements similar to those imposed on Franklin Savings. The Company cannot evaluate how this legislation may impact it until it has been enacted.

Franklin has one wholly-owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business which, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only sources of income are the interest earned on these deposits and the fees received as a result of the agreement with the third party broker dealer that provides the discount brokerage services at Franklin's offices.

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

In September 1997 management and the Board of Directors reviewed the Company's strategic plan and established the strategic objectives for the next few years. These objectives include greater emphasis on training, technology, new lending programs and noninterest income. Management is currently developing the plans to implement these objectives.

Since the results of operations of Madison and DirectTeller have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk/return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset/liability management policy is to maximize long-term profitability and return to its investors.

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

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired interest rate sensitivity position and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis, than from its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates. Franklin actively pursues investment strategies to reduce the sensitivity of its earnings to interest rate fluctuations. These strategies take into consideration both the variability of rates and the maturities of various types of investments and deposits. The principal strategies employed by Franklin to decrease the interest rate risk of its assets and liabilities have been the origination of adjustable-rate mortgage loans ("ARMs") for its own portfolio, the purchase of adjustable rate mortgage-backed securities when market conditions are not favorable for originating ARMs, the sale of fixed-rate mortgage loans originated, the maintenance of short term liquid assets at or above required levels and, as market conditions permit, the lengthening of certificate maturities. At December 31, 1997, ARMs constituted 54.69% of Franklin's loan and mortgage-backed securities portfolio.

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

The sale of fixed-rate loans originated allows Franklin to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 1997, interest rates on fixed-rate mortgages decreased from the levels experienced during 1996, so consumer demand for fixed-rate mortgages increased. Franklin originated and sold $11.71 million of fixed-rate one-to four-family mortgage loans during 1997 compared to $3.46 million during 1996. Loans being serviced for others, mainly the Federal Home Loan Mortgage Corporation, were $57.84 million at December 31,1997 compared to $54.27 million at December 31, 1996.

The Company has an agreement with Student Loan Funding Corporation to sell all student loans which enter repayment. Sales of $354,000 at a profit of $7,300 occurred during 1997.

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

The changes in MVPE and net interest income shown in the table below were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk. They are only indicators of rate risk designed to show a magnified sensitivity to changes in rates.

                                NET INTEREST INCOME                           MARKET VALUE OF PORTFOLIO EQUITY
                                -------------------                           --------------------------------
  CHANGE IN
INTEREST RATES      ESTIMATED        $ CHANGE          % CHANGE          ESTIMATED        $ CHANGE          % CHANGE
(BASIS POINTS)       $ VALUE       FROM CONSTANT     FROM CONSTANT        $ VALUE       FROM CONSTANT     FROM CONSTANT
--------------       -------       -------------     -------------        -------       -------------     -------------
                                                      (DOLLARS IN THOUSANDS)
     +400            $5,171            $(996)         (16.2)%             $ 4,414          $(13,318)        (75.1)%
     +300             5,588             (579)          (9.4)                8,788            (8,944)        (50.4)
     +200             5,962             (205)          (3.3)               12,815            (4,917)        (27.7)
     +100             6,157              (10)          (0.2)               15,776            (1,956)        (11.0)
        0             6,167                0            0.0                17,732                 0           0.0
     -100             5,956             (211)          (3.4)               18,101               369           2.1
     -200             5,700             (467)          (7.6)               18,102               370           2.1
     -300             5,417             (750)         (12.2)               18,169               437           2.5
     -400             5,218             (949)         (15.4)               19,220             1,488           8.4

The sensitivity of earnings to interest rate changes is often measured by the difference, or "gap", between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive are the Company's earnings to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period. However, this method of measuring interest rate sensitivity does not take into account the differing repricing characteristics of the various types of assets and liabilities. Certain assets and liabilities that have similar maturities or periods to repricing may react differently to changes in market interest rates. The table below sets forth Franklin's interest rate sensitivity gap as of December 31,1997. As shown below, the one year cumulative gap is $(19.11) million. This negative gap indicates that more liabilities are scheduled to reprice during the next year than assets. Generally, this would indicate that net interest income would decrease as rates rise.

                                     3 MONTHS       4 TO 6        7 TO 12          1 TO 3          3 TO 5
                                      OR LESS       MONTHS         MONTHS           YEARS           YEARS
                                      -------       ------         ------           -----           -----
ASSETS:                                                     (DOLLARS IN THOUSANDS)
Real Estate Loans;
   One-To-Four Family
      Adjustable-Rate                 $20,485       $18,445       $ 16,130        $ 11,119
      Fixed-Rate                        3,255         3,056          5,567          16,532        $ 10,226
Construction Loans                      2,624           357            913
Multi-family and Non-residential
      Adjustable-Rate                   3,593         3,423          6,394           7,103
      Fixed-Rate                          159           154            292             990             753
Consumer Loans                          1,928           176            323             970             231
Mortgage-backed Securities              5,904         5,489          5,041           4,341           3,542
Investments                             4,341         1,749          1,751           3,543           2,796
                                      -------       -------       --------        --------        --------
   Total Rate Sensitive Assets        $42,289       $32,849       $ 36,411        $ 44,598        $ 17,548

LIABILITIES:
Fixed Maturity Deposits               $23,330       $36,220       $ 56,436        $ 39,904        $    964
Transaction Accounts                    1,349         1,220          2,103           5,227           2,347
Money Market Deposit Accounts             737           667          1,150           2,858           1,283
Passbook Accounts                       2,149         1,944          3,350           8,328           3,738
FHLB Advances
                                      -------       -------       --------        --------        --------
   Total Rate Sensitive Liabilities   $27,565       $40,051       $ 63,039        $ 56,317        $  8,332

GAP INFORMATION:
Cumulative Gap                        $14,724        $7,522       ($19,106)       $(30,825)       ($21,609)
Cumulative Gap as a Percentage
of Total Assets                          6.54%         3.34%         (8.49%)        (13.69%)         (9.60%)


                                                     5 TO 10      10 TO 20         >20
                                                      YEARS         YEARS         YEARS          TOTAL
                                                      -----         -----         -----          -----
ASSETS:
Real Estate Loans;
   One-To-Four Family
      Adjustable-Rate                                                                          $ 66,179
      Fixed-Rate                                     $ 11,791      $ 3,283       $   440         54,150
Construction Loans                                                                                3,894
Multi-family and Non-residential
      Adjustable-Rate                                                                            20,513
      Fixed-Rate                                        1,168          595                        4,111
Consumer Loans                                                                                    3,628
Mortgage-backed Securities                              6,232        4,818                       35,367
Investments                                            17,445          146                       31,771
                                                     --------      -------       -------       --------
   Total Rate Sensitive Assets                       $ 36,636      $ 8,842       $   440       $219,613

LIABILITIES:
Fixed Maturity Deposits                                                                        $156,854
Transaction Accounts                                 $  1,653      $   253       $     5         14,157
Money Market Deposit Accounts                             904          139             3          7,741
Passbook Accounts                                       2,634          404             7         22,554
FHLB Advances                                             328        5,134                        5,462
                                                     --------      -------       -------       --------
   Total Rate Sensitive Liabilities                  $  5,519      $ 5,930       $    15       $206,768

GAP INFORMATION:
Cumulative Gap                                       $  9,508      $12,420       $12,845
Cumulative Gap as a Percentage
of Total Assets                                          4.22%        5.52%         5.71%



In preparing the above table, it has been assumed that (i) adjustable-rate one-to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 34% (ii) adjustable-rate one-to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 9% (iii) fixed-rate one-to four-family residential mortgage loans will prepay at annual rates of 10% to 33% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to the decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program is focused towards relatively low risk single-family first mortgage loans which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. As part of an on-going independent Quality Control program a sample of the loans originated are reviewed, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

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

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                       AT DECEMBER 31,
                                                    1997            1996
                                                    ----            ----
                                                     (DOLLARS IN THOUSANDS)

      Non-accruing loans                           $  449          $  368

      Accruing loans ninety days or
         more past due                                599             325

      Repossessed assets                                              233
      Renegotiated loans                              281             321

                                                   ------          ------
      Total non-performing assets                  $1,329          $1,247
                                                   ======          ======

As indicated by the table above, non-performing assets increased $82,000 during 1997 due to an increase in the amount of non-accruing loans and loans accruing but delinquent more than ninety days. Management does not consider an increase of this level to be an indication of future problems. During 1998, the Company will continue to monitor the level of these assets and strive to reduce it.

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

                                     FOR THE YEAR ENDED DECEMBER 31,
                                          1997           1996
                                          ----           ----
                                         (DOLLARS IN THOUSANDS)

Beginning balance                        $  981           $947
Charge-offs
 One-to four-family                          24             31
 Multi-family                                37             16
 Non-residential
 Consumer                                     2             11
                                         ------           ----
                                             63             58
                                         ------           ----

Recoveries
 One-to four-family                           0              0
 Multi-family                                 0              0
 Non-residential                              0              0
 Consumer                                    13              0
                                         ------           ----
                                             13              0
                                         ------           ----
Net Charge-offs                              50             58
Additions Charged to Operations              84             92
                                         ------           ----
Ending Balance                           $1,015           $981
                                         ======           ====
Ratio of Net Charge-offs to
 Average Loans Outstanding                 0.03%          0.04%
                                         ======           ====
Ratio of Net Charge-offs to
 Average Non-performing Assets             3.84%          4.52%
                                         ======           ====


RESULTS OF OPERATIONS

Net income for 1997 was $1.69 million. This represents a 0.74% return on average assets and a 8.24% return on average stockholders' equity. Book value per share at December 31, 1997 was $17.81. During 1996 Franklin experienced two extraordinary non-recurring charges against operations; a $1.14 million assessment to recapitalize the Savings and Loan Insurance Fund ("SAIF") and a $571,000 charge related to the termination of the Company's defined benefit pension plan. Excluding these charges, net income for the year ended December 31, 1996 was $1.43 million, which represents a return on average assets of 0.66% and a return on average stockholders' equity of 7.04%. Net income, after the non-recurring charges, for the year ended December 31,1996 was $274,000, which represents a return on average assets of 0.13% and a return on average stockholders' equity of 1.35%. Net income for the year ended December 31, 1995 was $1.30 million. The returns on average assets and average equity for 1995 were 0.64% and 6.70%, respectively.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income declined slightly during 1997 to $5.97 million from $6.00 million in 1996 due to a decrease in net earning assets from $15.53 million for 1996 to $14.99 million for 1997.

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                  1997                             1996                            1995
                                  --------------------------------------------------------------------------------------------------

                                    AVERAGE     INTEREST              AVERAGE    INTEREST             AVERAGE    INTEREST
                                  OUTSTANDING    EARNED/   YIELD/   OUTSTANDING   EARNED/   YIELD/  OUTSTANDING   EARNED/    YIELD/
                                    BALANCE       PAID      RATE      BALANCE      PAID      RATE     BALANCE      PAID      RATE
                                    -------       ----      ----      -------      ----      ----     -------      ----      ----
                                                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans receivable (1)               $153,130    $12,157    7.94%   $146,122      $11,747    8.04%   $134,910     $10,886     8.07%
  Mortgage-backed securities (2)       36,906      2,489    6.74      39,976        2,648    6.62      36,664       2,270     6.19
  Investments (2)                      28,974      1,701    5.87      23,060        1,269    5.50      22,019       1,282     5.82
  FHLB stock                            1,757        126    7.17       1,689          118    6.99       1,608         109     6.78
                                     --------    -------            --------      -------            --------     -------
   Total interest-earning
     assets                          $220,767    $16,473    7.46    $210,847      $15,782    7.49    $195,201     $14,547     7.45
                                     ========    =======            ========      =======            ========     =======

INTEREST-BEARING LIABILITIES:
  Demand and NOW accounts            $ 23,202    $   494    2.13    $ 23,709      $   528    2.23    $ 23,950     $   586     2.45
  Savings deposits                     22,799        631    2.77      24,721          683    2.76      25,758         716     2.78
  Certificate accounts                153,662      8,982    5.85     139,800        8,115    5.80     128,988       7,510     5.82
  FHLB Advances                         6,119        395    6.46       7,090          459    6.47       2,483         153     6.16
                                     --------    -------            --------      -------            --------     -------
   Total interest-bearing
     liabilities                     $205,782    $10,502    5.10    $195,320      $ 9,785    5.01    $181,179     $ 8,965     4.95
                                     ========    =======            ========      =======            ========     =======
Net interest income                              $ 5,971                          $ 5,997                         $ 5,582
                                                 =======                          =======                         =======
Net interest rate spread                                    2.36%                            2.48%                            2.50%
                                                            ====                             ====                             ====
Net earning assets                   $ 14,985                       $ 15,527                         $ 14,022
                                     ========                       ========                         ========

Net yield on average
  interest-earning assets                                   2.70%                            2.84%                            2.86%
                                                            ====                             ====                             ====

Average interest-earning
  assets to average
  interest-bearing liabilities                      1.07%                            1.08%                           1.08%
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

During 1997, net interest income decreased $26,000 compared to a $415,000 increase during 1996. The income earned on assets increased $691,000, due to an increase in the average amount of interest-earning assets of $9.92 million and a decline in the rates earned on total interest-earning assets from 7.49% to 7.46%. During the same period, however, interest expense increased $717,000 due to an increase in the average cost of funds from 5.01% to 5.10% and an increase in average interest-bearing liabilities of $10.46 million. During 1997, consumers continued to increase their investment in certificates of deposit because of the higher rates available from most financial institutions. Franklin's certificates increased $11.28 million during the current year with the average cost increasing from 5.80% to 5.85%.

                                               1997 VS 1996                         1996 VS 1995
                                               ------------                         ------------
                                           INCREASE                             INCREASE
                                          (DECREASE)           TOTAL           (DECREASE)         TOTAL
                                            DUE TO            INCREASE           DUE TO          INCREASE
                                      VOLUME       RATE      (DECREASE)    VOLUME       RATE    (DECREASE)
                                      ------       ----      ----------    ------       ----    ----------
                                                                            (DOLLARS IN THOUSANDS)
INTEREST INCOME ATTRIBUTABLE TO:
  Loans Receivable (1)                 $ 554       $(144)      $ 410       $  901       $(40)      $  861
  Mortgage-backed Securities            (208)         49        (159)         213        165          378
  Investments                            343          89         432           81        (94)         (13)
  FHLB Stock                               5           3           8            6          3            9
                                       -----       -----       -----       ------       ----       ------

  Total Interest-earning Assets        $ 694       $  (3)      $ 691       $1,201       $ 34       $1,235
                                       =====       =====       =====       ======       ====       ======

INTEREST EXPENSE ATTRIBUTABLE TO:
  Demand and NOW Accounts              $ (11)      $ (23)      $ (34)      $   (6)      $(52)      $  (58)
  Savings Accounts                       (54)          1         (53)         (29)        (4)         (33)
  Certificate Accounts                   810          58         868          627        (22)         605
  FHLB Advances                          (63)         (1)        (64)         298          8          306
                                       -----       -----       -----       ------       ----       ------
  Total Interest-bearing
    Liabilities                        $ 682       $  35       $ 717       $  890       $(70)      $  820
                                       =====       =====       =====       ======       ====       ======
Increase (Decrease) in
  Net Interest Income                  $  12       $ (38)      $ (26)      $  311       $104       $  415
                                       =====       =====       =====       ======       ====       ======

                                                    1995 VS 1994
                                                    ------------
                                                INCREASE
                                               (DECREASE)            TOTAL
                                                 DUE TO             INCREASE
                                          VOLUME        RATE       (DECREASE)
                                          ------        ----       ----------

INTEREST INCOME ATTRIBUTABLE TO:
  Loans Receivable (1)                    $  323       $340       $  663
  Mortgage-backed Securities                 (67)       272          205
  Investments                                261        109          370
  FHLB Stock                                  (2)        17           15
                                          ------       ----       ------

  Total Interest-earning Assets           $  515       $738       $1,253
                                          ======       ====       ======

INTEREST EXPENSE ATTRIBUTABLE TO:
  Demand and NOW Accounts                 $ (110)      $(11)      $ (121)
  Savings Accounts                          (233)        (4)        (237)
  Certificate Accounts                     1,037        690        1,727
  FHLB Advances                               95        (14)          81
                                          ------       ----       ------
  Total Interest-bearing
    Liabilities                           $  789       $661       $1,450
                                          ======       ====       ======
Increase (Decrease) in
  Net Interest Income                     $ (274)      $ 77       $ (197)
                                          ======       ====       ======


(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                          AT DECEMBER 31,
                                                  ------------------------------
                                                  1997        1996       1995
                                                  ----        ----       ----
Weighted Average Yield on:
   Loans Receivable (1)                           7.84%       7.72%      7.78%
   Mortgage-backed Securities                     6.84        6.72       6.68
   Investments (2)                                6.41        5.55       5.37
   FHLB Stock                                     7.25        7.00       7.00
                                                  ----        ----       ----

     Combined Weighted Average Yield on
      Interest-earning Assets                     7.46        7.28       7.27
                                                  ----        ----       ----

Weighted Average Rate Paid on:
   Demand and NOW Deposits                        2.22        2.25       2.51
   Savings Deposits                               2.75        2.75       2.75
   Certificates                                   5.74        5.68       5.80
   Borrowings                                     6.45        6.46       6.45
                                                  ----        ----       ----
     Combined Weighted Average Rate Paid
      on Interest-bearing Liabilities             5.05        4.93       5.02
                                                  ----        ----       ----

Interest Rate Spread                              2.41%       2.35%      2.25%
                                                  ====        ====       ====

    (1) Includes impact of non-accruing loans.
    (2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations during 1997, 1996 and 1995 for loan loss reserves were $84,000, $91,900 and $29,600, respectively. During 1997 assets classified as substandard and loss decreased 14.7% to $1.50 million and non-performing assets increased by 6.6% to $1.33 million. Since this increase in non-performing assets could be an indication of a possible increase in future losses, the charges against current operations during 1997 were decreased only slightly from 1996 levels despite the decrease in classified assets. Management believes that the level of reserves at December 31, 1997 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the provision for loan losses include, but are not limited to, the following:
(1) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumatances with respect to certain large borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (4) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgement of information available to them at the time of their examinations.

NONINTEREST INCOME. Noninterest income was $617,000 for 1997, compared to $544,000 for 1996 and $362,000 for 1995. Current year income included profits of $216,000 on the sale of mortgage and student loans, service fees of $198,000 earned on checking and money market accounts, $10,000 in income from Madison and $22,000 in income from DirectTeller. Profits on the sale of loans were $73,000 in 1996 and $10,000 in 1995. Noninterest income during 1996 and 1995 included service fees on checking and money market accounts of $209,000 and $207,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $4.02 million, $6.04 million and $3.98 million for the years ended December 31, 1997, 1996 and 1995, respectively. 1996 expenses included one-time extraordinary charges of $1.14 million to recapitalize the SAIF insurance fund and $571,000 related to the termination of the Company's defined benefit pension plan. As a percentage of average assets, total noninterest expenses were 1.76%, 2.78%, and 1.97% for the three years. Noninterest expense, excluding the two extraordinary charges, as a percentage of average assets for 1996 was 1.99%. The following table shows the major noninterest expense items and their percent of change during 1997 and 1996.

                                                      PERCENT                         PERCENT
                                                     INCREASE                        INCREASE
                                       1997         (DECREASE)         1996          (DECREASE)       1995
                                       ----         ----------         ----          ----------       ----
                                                                       (DOLLARS IN THOUSANDS)

Compensation                         $1,468             3.2%         $1,423             6.8%         $1,333
Employee Benefits                       336             4.3             322             8.8             296
Termination of Pension Plan                                             571
Office Occupancy                        595            (2.6)            611             6.4             574
FDIC Insurance                          101           (76.5)            430             6.7             403
SAIF Assessment                                                       1,144
Data Processing                         225           (11.8)            255            (3.0)            263
Marketing                                95            (4.0)             99            (4.8)            104
Professional Fees                       167           (26.8)            228            28.8             177
Supervisory Expense                     103             6.2              97             7.8              90
Taxes, other than income                197            (7.1)            212            35.0             157
Other                                   729            12.2             650            11.3             584
                                     ------           -----          ------            ----          ------
   TOTAL                             $4,016           (33.5)%        $6,042            51.8%         $3,981
                                     ======           =====          ======            ====          ======



Under Statement of Financial Accounting Standards (SFAS) No. 91 certain loan costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $157,000, $152,000 and $150,000 during 1997, 1996 and 1995, respectively. As a result of the recapitalization of the SAIF insurance fund, 1997 FDIC insurance premiums were reduced approximately $330,000. Due to the new five year data processing contract entered into in 1996, data processing expenses declined $30,000 during 1997. The reduction in professional fees during 1997 reflects reduced audit fees.

In 1995 the Board of Directors decided to terminate the Company's defined benefit pension plan effective February 15, 1996. During the fourth quarter of 1996, the Internal Revenue Service approved the termination of the plan and the settlement of the vested benefit obligation, by lump sum payments to all covered employees, was completed during early 1997. As a result of the termination of this plan, the Company recognized a settlement loss of approximately $571,000 during 1996. The terminated plan has been replaced with a defined contribution plan requiring the Company to annually contribute ten percent of compensation for all covered participants. It is anticipated that the Company's annual contribution to the new defined contribution plan will be approximately equal to the annual contribution which was made to the terminated defined benefit plan.

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $800,482, $133,342, and $632,035 in fiscal 1997, 1996 and 1995, respectively.
The effective federal income tax rates for the years ended December 31, 1997, 1996, and 1995 were 32.2%, 32.8% and 32.7%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source. Franklin's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased $8.45 million to $35.82 million at December 31, 1997.

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires the Company to classify certain investments in debt and equity securities as held-to-maturity, available-for-sale or held in a trading account. Currently, most adjustable-rate mortgage-backed securities, municipal bonds and U.S. Government and agency securities are classified as available-for-sale, and certificates of deposit and fixed-rate mortgage-backed securities are classified as held-to-maturity. No investments are classified as trading. All new investments are evaluated at the time of purchase to determine how they should be classified. At December 31,1997 the Company had a $636,000 unrealized gain on investments and mortgage-backed securities classified as available-for-sale.

During 1997, the Company sold $9.98 million of available-for sale agency securities having an average yield of 5.69%, at a net loss of $15,000. These were replaced with $10.0 million of agency securities maturing in ten years and having an average yield of 7.06%.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31,1997 and 1996.

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                            1997               1996
                                                            ----               ----
                                                              (DOLLARS IN THOUSANDS)
Operating Activities:
   Net Income                                            $  1,688             $   274
   Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities                                       110                  15
                                                         --------             -------
Net cash provided by operating activities                   1,798                 289
Net cash used in investing activities                     (12,023)             (6,763)
Net cash provided by financing activities                   6,206               7,830
                                                         --------             -------
Net increase (decrease) in cash and cash equivalents       (4,019)              1,356
Cash and cash equivalents at beginning of year             10,009               8,653
                                                         --------             -------
Cash and cash equivalents at end of year                 $  5,990             $10,009
                                                         ========             =======



Operating activities include the sale of fixed-rate single family mortgage loans of $11.71 million during 1997 and $3.46 million during 1996. The Company attempts to sell, in the secondary market, eligible fixed-rate single family mortgage loans originated and any adjustable rate loans exercising their conversion privilege.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31,1997 totaled $39.29 million compared to $29.64 million during fiscal 1996. Loan disbursements, including loans originated for sale, during 1997 were $48.02 million compared to $39.10 million during 1996. The increase in loan repayments and disbursements during 1997 reflects an increase in loan refinancings due to lower interest rates. The Company also purchased $2.55 million of mortgage-backed securities during 1997 and $4.00 million during 1996. Investment securities of $35.14 million were purchased during 1997. Maturities and sales of investment securities during the same period totaled $22.82 million. This compares to purchases of $4.20 million and maturities of $5.63 million during 1996.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $7.56 million to $202.21 million at December 31,1997 from $194.65 million at December 31,1996. Net of interest credited, deposits decreased by $1.50 million during 1997 as compared to a $3.60 million decrease during 1996. The table below sets forth the deposit flows by type of account, including interest credited, during 1997 and 1996.

                                       FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                           1997             1996
                                           ----             ----
                                           (DOLLARS IN THOUSANDS)

      Passbook Savings                    $(1,573)        $  (177)
      NOW/Super NOW Accounts                 (142)           (228)
      MMDA Accounts                        (2,005)            296
                                          -------         -------
      Total                                (3,720)           (109)
                                          -------         -------
      Certificates:
         7-31 Day                            (382)             37
         91 Day                               (39)             34
         Six month                          3,311           4,927
         One year                           8,124           3,309
         Eighteen month                    (1,862)          7,767
         Two year                           9,542           3,029
         Thirty-two month                     (14)         (4,289)
         Three year                        (6,261)           (573)
         Five year                         (1,424)         (4,632)
         Jumbo certificates                   499             309
         Other                               (216)            265
                                          -------         -------
      Total                                11,278          10,183
                                          -------         -------
      Total deposit increase              $ 7,558         $10,074
                                          =======         =======

At December 31,1997 Franklin had outstanding Federal Home Loan Bank ("FHLB") advances of $5.46 million. The following table lists those advances by maturity date:

              MATURITY                    INTEREST              OUTSTANDING
              DATE                          RATE                  BALANCE
              ----                          ----                  -------
                                                               (IN THOUSANDS)

              05/01/06                      8.15%                  $  328
              10/01/10                      6.35                    3,659
              12/01/10                      6.30                    1,475
                                                                   ------
                                                                   $5,462
                                                                   ======


Subject to certain limitations, based on its current investment in FHLB stock, Franklin is eligible to borrow an additional $30.72 million from the FHLB.

The OTS requires minimum levels of liquid assets ranging between four and ten percent. Current OTS regulations require Franklin to maintain liquid assets (U.S. Treasury and federal agency securities, mortgage-backed securities and other investments) equal to at least 4% of the sum of its net deposit accounts and borrowings payable in one year or less. At December 31,1997, Franklin's regulatory liquidity was 32.70%.

At December 31, 1997 Franklin had outstanding commitments to originate or purchase $1.95 million of mortgage loans or mortgage-backed securities, as compared to $2.87 million at December 31, 1996. During the next twelve months approximately $115.99 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.



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

The Company's stockholders' equity increased approximately $1.50 million during 1997 from $19.73 million at December 31,1996 to $21.23 million at the end of 1997. Book value per share increased to $17.81 at December 31,1997 from $17.06 at the end of 1996. The increases in stockholders' equity and book value are primarily the result of net income for the year of $1.69 million, an increase in unrealized gains on available-for-sale securities of $202,000 and proceeds from the exercise of stock options of $238,000 less dividends declared of $428,000 and purchases of treasury stock of $203,000. As a percentage of total assets, the Company's stockholders' equity equaled 9.21% and 8.88% at December 31,1997 and 1996, respectively.

Dividends per share of $0.36 and $0.31 were declared in 1997 and 1996, respectively, resulting in payments of $428,000 in 1997 and $361,000 in 1996. See Note 8 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin Savings to the Company.

For regulatory purposes, Franklin is subject to a tangible capital, a leverage ratio (core capital) and a risk-based capital requirement. The following table summarizes Franklin's current regulatory capital position:

CAPITAL STANDARD    ACTUAL          REQUIRED         EXCESS              ACTUAL        REQUIRED        EXCESS
----------------    ------          --------         ------              ------        --------        ------
                            (DOLLARS IN THOUSANDS)

Tangible            $15,159          $3,369          $11,790              6.75%          1.50%          5.25%
Core                 15,159           6,738            8,421              6.75           3.00           3.75
Risk-based           15,841           8,507            7,334             14.90           8.00           6.90

YEAR 2000 ISSUES

As with all financial institutions, Franklin's operations depend almost entirely on computer systems. Franklin is addressing the potential problems associated with the possibility that the computers which control or operate Franklin's operating systems, facilities and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Franklin is working with the companies that supply or service its computer-operated or-dependent systems to identify and remedy any year 2000 related problems.

At this time, Franklin has not identified any specific expenses which are reasonably likely to be incurred in connection with this issue and does not expect to incur significant expense to implement corrective measures. No assurance can be given, at this time, that significant expense will not be incurred in future periods. In the unlikely event that Franklin is ultimately required to purchase replacement computer systems, programs and equipment, or that substantial expense must be incurred to make Franklin's current systems, programs and equipment Year 2000 compliant, Franklin's net income and financial condition could be adversely affected.

In addition to possible expense related to its own systems, Franklin could incur losses if loan payments are delayed due to year 2000 problems affecting any of its significant borrowers or impairing the payroll systems of large employers in Franklin's primary market area. Because Franklin's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and itsprimary market area is not significantly dependent upon one employer or industry, Franklin does not expect any significant or prolonged difficulties that could affect net earnings or cash flow.

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

CHANGE IN INDEPENDENT ACCOUNTANTS

The Board of Directors approved the selection of Clark, Schaefer, Hackett & Co. ("Clark Schaefer") to replace Coopers and Lybrand L.L.P. ("Coopers") as the Company's independent accountants effective September 30,1996. Coopers served as the Company's independent accountants for all fiscal years since its inception in 1987. This change in accountants has resulted in a significant decrease in the amount of audit fees paid by the Company.

Coopers report on the consolidated financial statement of the Company for the fiscal year ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Coopers on any matter of accounting principles or practices, consolidated financial statement disclosure or audit scope or procedure during the fiscal year ended December 31, 1995 or the subsequent interim periods through September 27, 1996.

The Board of Directors' decision to engage Clark Schaefer as its independent accountant was based on that firm's experience with community-based financial institutions. Prior to selecting and engaging Clark Schaefer, the Company did not request or obtain any advise from Clark Schaefer concerning any material accounting, auditing or financial reporting issue regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Clark Schaefer conducted the independent audit of the Company for the two fiscal years ended December 31, 1997 and the Board of Directors has selected them as auditors of the Company for the fiscal year ended December 31, 1998.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on a consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122 and is effective for transactions occurring after December 31, 1996. The adoption of SFAS No. 125 had no impact on the Company's financial statements.

In March 1997, the FASB issued SFAS No. 128, "Earnings per Share" which replaced the former presentation of "primary" and "fully diluted" earnings per share with newly defined "basic " and "diluted" earnings per share. "Basic" earnings per share does not reflect a dilutive effect on earnings. "Diluted" earnings per share reflects the potential dilution of securities that could share in an enterprise's earnings. This statement requires dual presentation of basic and diluted earnings per share on the income statement for all entities having complex capital structures and was effective for financial statements issued for periods ending after December 15, 1997.

In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure", which continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number companies subject to portions of its requirements. Specifically, the standard requires all entities to provide the capital structure disclosures previously required by Opinion 15. Companies that were exempt from Opinion 15 may now need to make these disclosures.

In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to measure all changes in equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. The statement is effective for fiscal years beginning after December 15, 1997.

In July 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis and geographic data by country, as opposed to broader geographic regions as permitted under current standards. The statement is effective for fiscal years beginning after December 15, 1997.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the trading symbol "FFHS". As of February 28,1998 there were approximately 429 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low sales prices for the Company's common stock as reported on The Nasdaq National Market during the quarters indicated. At February 28,1998 First Franklin's closing sale price as reported on The Nasdaq National Market was $27.00

                                                      STOCK PRICES
      QUARTER ENDED:                            LOW                 HIGH
                                                ---                 ----
      March 31,1996                           $13.50               $17.25
      June 30,1996                             13.50                15.50
      September 30,1996                        14.25                15.50
      December 31,1996                         14.25                17.25
      March 31,1997                            16.00                18.75
      June 30,1997                             17.00                20.75
      September 30,1997                        19.75                24.00
      December 31,1997                         22.50                31.25

DIVIDENDS

Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.36 per share during 1997 and $0.31 per share during 1996.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. Franklin may not declare or pay a cash dividend to the Company or repurchase shares of its stock from the Company if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established by Franklin in connection with the Conversion or to meet applicable regulatory capital requirements. Federal regulations limit Franklin's capital distributions during a calendar year to one hundred percent of its net income plus one-half of its capital surplus ratio at the beginning of the calendar year. In addition, Franklin must give the OTS thirty days notice prior to the declaration of a dividend to the Company. During 1997, Franklin paid approximately $277,000 in dividends to the Company compared to $140,000 during 1996. These dividend payments represented approximately eight percent of Franklin's net income for 1997 and one hundred percent of 1996 net income. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital; or if there is no such excess, to its net profits for the current and immediately preceding fiscal year.



TRANSFER AGENT:

Fifth Third Bank, Cincinnati, Ohio



SPECIAL COUNSEL:

Vorys, Sater, Seymour and Pease L.L.P., Cincinnati, Ohio



ANNUAL MEETING:

The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 27,1998 at 3:00 P.M.



FORM 10-KSB:

The Company's 1997 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241

                  [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]



To the Board of Directors
of First Franklin Corporation and Subsidiary



We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of First Franklin Corporation and Subsidiary as of December 31, 1995, were audited by other auditors whose report dated February 2, 1996, expressed an unqualified opinion on those statements.

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

In our opinion, the 1997 and 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ CLARK, SCHAEFER, HACKETT & CO.

Cincinnati, Ohio
January 26, 1998

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                                       DECEMBER 31,
                                                                          --------------------------------------
                                                                               1997                    1996
                                                                               ----                    ----
Cash, including certificates of deposit and other
   interest-earning deposits of $3,380,000 and $7,624,649
   at December 31, 1997 and 1996, respectively                            $  5,990,285             $ 10,009,454
Investment securities:
   Securities available-for-sale, at market value (amortized
     cost of  $29,739,650 and $17,424,351 at December 31, 1997
     and 1996 respectively)                                                 29,828,885               17,357,925
Mortgage-backed securities:
   Securities available-for-sale, at market value (amortized
     cost of $18,208,117 and $19,107,254 at December 31, 1997
     and 1996 respectively)                                                 18,754,756               19,503,306
   Securities held-to-maturity, at amortized cost (market value of $17,165,299 and $19,248,796 at December 31, 1997
     and 1996, respectively)                                                17,158,164               19,621,590
Loans receivable, net                                                      152,752,985              150,135,346
Real estate owned, net                                                                                  180,877
Investment in Federal Home Loan Bank
   of Cincinnati stock, at cost                                              1,808,800                1,750,100
Accrued interest receivable:
   Investment securities                                                       394,783                  206,005
   Mortgage-backed securities                                                  210,000                  227,200
   Loans receivable                                                            828,398                  807,237
Property and equipment, net                                                  1,979,651                1,899,686
Other assets                                                                   797,049                  603,066
                                                                          ------------             -------------
                                                                          $230,503,756             $ 222,301,792
                                                                          ============             =============



                                   LIABILITIES
Savings accounts                                                          $202,206,185             $ 194,647,772
Federal Home Loan Bank advances                                              5,461,995                 6,422,653
Advances by borrowers for taxes and insurance                                1,067,270                 1,066,314
Other liabilities                                                              540,393                   434,847
                                                                          ------------             -------------
     Total liabilities                                                     209,275,843               202,571,586
                                                                          ------------             -------------
Commitments (Notes 13 and 15)

                              STOCKHOLDERS' EQUITY
Preferred stock - $.01 par value, 500,000 shares
   authorized, none issued and outstanding
     Common stock - $.01 par value, 2,500,000 shares
   authorized, 1,340,584 and 1,293,012 shares
   issued in 1997 and 1996, respectively                                        13,406                    12,930
Additional paid-in capital                                                   6,189,514                 5,952,130
Treasury stock, at cost - 148,555 and 136,578 shares
   in 1997 and 1996, respectively                                           (1,343,770)               (1,141,195)
Retained earnings, substantially restricted                                 15,949,064                14,688,826
Unrealized gain on available-for-sale securities,
   net of taxes of $216,200 and $112,100 at
   December  31, 1997 and 1996, respectively                                   419,699                   217,515
                                                                          ------------             -------------
   Total stockholders' equity                                               21,227,913                19,730,206
                                                                          ------------             -------------
                                                                          $230,503,756             $ 222,301,792
                                                                          ============             =============

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                      1997                 1996                 1995
                                                      ----                 ----                 ----
Interest income:
   Loans receivable                               $12,156,897          $11,746,620          $10,885,905
   Investment securities                            1,468,581            1,167,095            1,007,724
   Mortgage-backed securities                       2,489,398            2,648,299            2,269,746
   Other interest income                              358,002              219,458              383,198
                                                  -----------          -----------          -----------
                                                   16,472,878           15,781,472           14,546,573
                                                  -----------          -----------          -----------
Interest expense:
   Savings accounts                                10,106,866            9,325,910            8,812,389
   Borrowed funds                                     395,207              458,867              152,988
                                                  -----------          -----------          -----------
                                                   10,502,073            9,784,777            8,965,377
                                                  -----------          -----------          -----------

   NET INTEREST INCOME                              5,970,805            5,996,695            5,581,196

Provision for loan losses                              84,000               91,900               29,600
                                                  -----------          -----------          -----------
   NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES                      5,886,805            5,904,795            5,551,596
                                                  -----------          -----------          -----------
Noninterest income:
   Service fees on NOW accounts                       198,120              208,912              206,546
   Gain on loans sold                                 215,758               73,446               10,142
   Gain on sale of investments                         51,376
   Other income                                       204,240              210,408              145,088
                                                  -----------          -----------          -----------
                                                      618,118              544,142              361,776
                                                  -----------          -----------          -----------
Noninterest expense:
   Salaries and employee benefits                   1,804,314            1,744,725            1,628,664
   Occupancy                                          594,557              611,303              573,663
   Federal insurance premiums                         101,098            1,574,041              402,815
   Service bureau                                     225,237              255,613              263,109
   Taxes other than income taxes                      196,734              212,012              158,572
   Loss on sale of investment securities               13,465
   Other                                            1,080,762            1,073,399              954,628
   Termination of pension plan                                             570,732
                                                  -----------          -----------          -----------
                                                    4,016,167            6,041,825            3,981,451
                                                  -----------          -----------          -----------
   INCOME BEFORE FEDERAL INCOME TAXES               2,488,756              407,112            1,931,921

Provision for federal income taxes                    800,482              133,342              632,035
                                                  -----------          -----------          -----------
   NET INCOME                                     $ 1,688,274          $   273,770          $ 1,299,886
                                                  ===========          ===========          ===========
   NET INCOME PER COMMON SHARE
     Basic                                        $      1.42          $      0.23          $      1.11
                                                  ===========          ===========          ===========
     Diluted                                      $      1.38          $      0.22          $      1.05
                                                  ===========          ===========          ===========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                             NET UNREALIZED
                                                         ADDITIONAL                          GAIN(LOSS) ON
                                        COMMON            PAID-IN            TREASURY      AVAILABLE-FOR-SALE       RETAINED
                                        STOCK             CAPITAL              STOCK           SECURITIES           EARNINGS
                                        -----             -------              -----           ----------           --------

BALANCE
DECEMBER 31, 1994                      $12,554         $5,764,766        $  (442,045)        $(1,289,082)        $13,806,036

Issuance of 14,700 shares
   of common stock                         148             73,352

Dividends declared ($0.28)
   per common share                                                                                                 (329,395)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $695,209                                                                                        1,349,841

Redesignation of held-to-
   maturity securities to
   available-for-sale, net of
   deferred tax of $31,716                                                                                            61,565

Net income for the year
   ended December 31, 1995                                                                                         1,299,886
                                       -------         ----------        -----------         -----------         -----------
BALANCE,
DECEMBER 31, 1995                       12,702          5,838,118           (442,045)            122,324          14,776,527

Issuance of 22,848 shares
   of common stock                         228            114,012

Dividends declared ($0.31)
   per common share                                                                                                 (361,471)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $49,076                                                                        95,191
Purchase of treasury stock                                                  (699,150)
Net Income for the year
   ended December 31, 1996                                                                                           273,770
                                       -------         ----------        -----------         -----------         -----------
BALANCE,
DECEMBER 31, 1996                       12,930          5,952,130         (1,141,195)            217,515          14,688,826

Issuance of 47,572 shares
   of common stock                         476            237,384

Dividends declared ($0.36)
   per common share                                                                                                 (428,036)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $104,100                                                                      202,184
Purchase of treasury stock                                                  (202,575)
Net Income for the year
   ended December 31, 1997                                                                                         1,688,274
                                       -------         ----------        -----------         -----------         -----------
BALANCE
DECEMBER 31, 1997                      $13,406         $6,189,514        $(1,343,770)        $   419,699         $15,949,064
                                       =======         ==========        ===========         ===========         ===========





                   The accompanying notes are an integral part of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------------------------
                                                                    1997                  1996                    1995
                                                                    ----                  ----                    ----
Cash flows from operating activities:

Net income                                                     $  1,688,274           $    273,770           $  1,299,886
   Adjustments to reconcile net income to
         net cash provided by operating activities:
      Provision for loan losses                                      84,000                 91,900                 29,600
      Depreciation                                                  166,252                146,410                155,195
      Amortization                                                   65,925                 54,235                 51,526
      Deferred income taxes                                          12,125               (120,970)               173,000
      Gain on sale of assets                                        (56,656)              (135,932)
      FHLB stock dividends                                         (125,400)              (117,400)              (109,000)
      (Increase) decrease in
         accrued interest receivable                               (192,739)                11,162               (230,973)
      (Increase) decrease in other assets                          (516,983)               547,603                (42,534)
      (Decrease) increase in other liabilities                      105,546                321,972               (213,816)
      Other, net                                                     76,703               (371,748)                26,987
      Proceeds from sale of loans originated for sale            11,711,972              3,461,645                910,340
      Disbursements on loans originated for sale                (11,221,025)            (3,873,604)              (910,340)
                                                               ------------           ------------           ------------
         NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                  1,797,994                289,043              1,139,871
                                                               ------------           ------------           ------------
Cash flows from investing activities:

   Principal reductions on loans
      and mortgage-backed securities                             39,291,074             29,642,973             30,793,729
   Disbursements on mortgage and
      other loans originated for investment                     (36,797,346)           (34,171,188)           (31,099,611)
   Proceeds from sale of student loans                              361,650                853,274
   Proceeds from sale of loan participations                                               608,000
   Purchase of loans                                                                    (1,057,779)
   Purchase of investment securities:
      Available-for-sale                                        (35,142,886)            (4,198,996)            (5,585,113)
   Proceeds from sale of investment securities:
      Available-for-sale                                          9,976,883
   Proceeds from maturities of investment securities:
      Available-for-sale                                         12,845,000              5,625,000              2,525,000
   Purchase of mortgage-backed securities:
      Available-for-sale                                         (2,550,937)            (4,004,727)            (1,050,313)
      Held-to-maturity                                           (9,092,938)
   Proceeds from sale of other assets                                                      101,376
   Sale of FHLB stock                                                66,700                 17,000                108,500
   Proceeds from sale of real estate owned                          172,956                149,127                218,816
   Capital expenditures                                            (257,906)              (327,434)              (907,722)
   Proceeds from sale of fixed asset                                 11,689                 12,500
                                                               ------------           ------------           ------------
      NET CASH USED IN
         INVESTING ACTIVITIES                                   (12,023,123)            (6,763,374)           (14,077,152)
                                                               ------------           ------------           ------------


                                    Continued



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                       YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------------------------------
                                                                         1997                   1996                   1995
                                                                         ----                   ----                   ----
Cash flows from financing activities:
   Net decrease in passbook accounts
      and demand deposits                                             (3,719,898)            (1,598,413)            (6,863,091)
   Proceeds from certificates of deposit                              75,871,373             71,441,483             74,551,719
   Purchase of deposits                                                                       5,087,993
   Payments for maturing certificates of deposit                     (64,593,062)           (65,042,542)           (55,616,205)
   Proceeds from sale of common stock                                    237,860                114,240                 73,500
   Purchase of treasury stock                                           (202,575)              (699,150)
   Payment of dividends                                                 (428,036)              (361,475)              (329,395)
   Proceeds from (repayment of) Federal Home
      Loan Bank advances, net                                           (960,658)              (970,519)             6,797,156
   Increase (decrease) in advances by borrowers
      for taxes and insurance                                                956               (140,335)                93,111
                                                                    ------------           ------------           ------------
         NET CASH  PROVIDED BY
            FINANCING ACTIVITIES                                       6,205,960              7,831,282             18,706,795
                                                                    ------------           ------------           ------------

         NET INCREASE (DECREASE) IN CASH                              (4,019,169)             1,356,951              5,769,514




Cash at beginning of year                                             10,009,454              8,652,503              2,882,989
                                                                    ------------           ------------           ------------

CASH AT END OF YEAR                                                 $  5,990,285           $ 10,009,454           $  8,652,503
                                                                    ============           ============           ============

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest, including interest credited
         to savings accounts                                        $ 10,494,547           $  9,798,837           $  8,976,346
                                                                    ============           ============           ============

      Income taxes                                                  $    675,000           $    253,000           $    480,000
                                                                    ============           ============           ============

Supplemental disclosure of noncash activities:

   Real estate acquired in settlement of loans                                             $    406,042           $    275,735
                                                                                           ============           ============



   Unrealized gain (loss) on available-for-sale securities          $    306,258           $    144,267           $    185,349
                                                                    ============           ============           ============

   Redesignation of securities to available-for-sale                                                              $    955,376
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

     Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 1997 and 1996, the Company did not hold any trading securities.

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

     The Company's policy is to sell in the secondary market eligible fixed rate, single family loans originated. Loan sales totaled $11,650,925 during 1997. The amount of loans held for sale at December 31, 1997 and 1996 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

     EARNINGS PER COMMON SHARE

     Weighted average shares for 1996 and 1995 have been restated for the adoption of SFAS No. 128 "Earnings Per Share". Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

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

 2.  INVESTMENT AND MORTGAGE-BACKED SECURITIES:

     The amortized cost and estimated market values of investment securities are as follows:

                                                                            DECEMBER 31, 1997
                                                  -------------------------------------------------------------------
                                                                        GROSS               GROSS          ESTIMATED
                                                  AMORTIZED           UNREALIZED          UNREALIZED         MARKET
                                                    COST                 GAINS              LOSSES           VALUE
                                                  ---------           -----------         ----------       ---------
Available-for-sale:
   U.S. Treasury securities and
      obligations of U.S. Government
      Corporations and agencies                   $28,633,938          $ 51,681            $28,188       $28,657,431

   Obligations of states and
      municipalities                                1,105,712            65,742                            1,171,454
                                                  -----------          --------            -------       -----------

                                                  $29,739,650          $117,423            $28,188       $29,828,885
                                                  ===========          ========            =======       ===========


                                                                            DECEMBER 31, 1997
                                                  -------------------------------------------------------------------
                                                                        GROSS               GROSS          ESTIMATED
                                                  AMORTIZED           UNREALIZED          UNREALIZED         MARKET
                                                    COST                 GAINS              LOSSES           VALUE
                                                  ---------           -----------         ----------       ---------
Available-for-sale:
   U.S. Treasury securities and
      obligations of U.S. Government
      Corporations and agencies                   $16,394,096          $18,998             $128,616      $16,284,478

   Obligations of states and
      municipalities                                1,030,255           51,642                8,450        1,073,447
                                                  -----------          -------             --------      -----------


                                                  $17,424,351          $70,640          $   137,066      $17,357,925
                                                  ===========          =======          ===========      ===========


     The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                     ESTIMATED
                                                   AMORTIZED          MARKET
                                                     COST              VALUE
                                                   ---------         ---------
     Available-for-sale:
        Due in one year or less                    $ 5,809,671     $ 5,804,177
        Due after one year through five years        6,339,088       6,365,184
        Due after five years through ten years      17,445,065      17,501,600
        Due after ten years                            145,826         157,924
                                                   -----------     -----------
                                                   $29,739,650     $29,828,885
                                                   ===========     ===========



     The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------
                                       1997                1996                 1995
                                       ----                ----                 ----

Taxable interest income             $1,273,920          $  982,075          $  835,895
Nontaxable interest income              69,018              67,453              62,648
Dividends                              125,643             117,567             109,181
                                    ----------          ----------          ----------
                                    $1,468,581          $1,167,095          $1,007,724
                                    ==========          ==========          ==========

     The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                          DECEMBER 31, 1997
                                  ----------------------------------------------------------------
                                                      GROSS            GROSS             ESTIMATED
                                    AMORTIZED       UNREALIZED        UNREALIZED           MARKET
                                      COST            GAINS            LOSSES              VALUE
                                  -----------        --------        -----------        -----------
Available-for-sale:
   FHLMC certificates             $ 3,143,326        $111,126                           $ 3,254,452
   FNMA certificates                7,032,716         165,964         $  8,689            7,189,991
   GNMA certificates                8,032,075         278,238                             8,310,313
                                  -----------        --------         --------          -----------
                                  $18,208,117        $555,328         $  8,689          $18,754,756
                                  ===========        ========         ========          ===========



Held-to-maturity:
   FHLMC certificates             $ 9,795,317        $143,814         $ 30,199          $ 9,908,932
   FNMA certificates                6,893,525                          106,480            6,787,045
   Collateralized mortgage
      obligations                     469,322                                               469,322
                                  -----------        --------         --------          -----------
                                  $17,158,164        $143,814         $136,679          $17,165,299
                                  ===========        ========         ========          ===========


                                                           DECEMBER 31, 1996
                                  ----------------------------------------------------------------
                                                      GROSS             GROSS          ESTIMATED
                                   AMORTIZED        UNREALIZED        UNREALIZED         MARKET
                                      COST            GAINS             LOSSES            VALUE
                                  -----------       ----------        ----------       -----------
Available-for-sale:
   FHLMC certificates             $ 3,627,920        $ 91,580        $                 $ 3,719,500
   FNMA certificates                5,908,866         113,338             8,065          6,014,139
   GNMA certificates                9,570,478         199,189                            9,769,667
                                  -----------        --------        ----------        -----------
                                  $19,107,264        $404,107        $    8,065        $19,503,306
                                  ===========        ========        ==========        ===========
Held-to-maturity:
   FHLMC certificates             $11,197,698                        $  112,594        $11,085,104
   FNMA certificates                7,946,192                           260,200          7,685,992
   Collateralized mortgage
      obligations                     477,700                                              477,700
                                  -----------                        ----------        -----------
                                  $19,621,590                        $  372,794        $19,248,796
                                  ===========                        ==========        ===========

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

     Loans receivable, net consists of the following:

                                                                   DECEMBER 31,
                                                       -----------------------------------
                                                            1997                  1996
                                                            ----                  ----
First mortgage loans:
   Principal balances:
      Collateralized by one-to-four
         family residences                             $120,496,946         $118,742,863
      Collateralized by multi-family properties           7,654,962            8,302,806
      Collateralized by other properties                 18,071,235           15,126,444
      Construction loans                                  6,129,861            7,718,552
                                                       ------------         ------------
                                                        152,353,004          149,890,665
Less:
      Undisbursed portion of construction loans          (2,255,844)          (2,708,474)
      Net deferred loan origination fees                   (161,515)            (241,303)
      Unearned premiums (discounts)                           4,027                3,026
                                                       ------------         ------------
         TOTAL FIRST MORTGAGE LOANS                     149,939,672          146,943,914
                                                       ------------         ------------
Consumer and other loans:
   Principal balances:
      Consumer loans                                      2,561,104            2,730,108
      Loans on savings accounts                             852,561              857,695
      Student loans                                         414,671              532,525
                                                       ------------         ------------
         TOTAL CONSUMER AND OTHER LOANS                   3,828,336            4,120,328
                                                       ------------         ------------
Less allowance for loan losses                           (1,015,023)            (928,896)
                                                       ------------         ------------
                                                       $152,752,985         $150,135,346
                                                       ============         ============

     Activity in the allowance for loan losses is summarized as follows:

                                                  YEARS ENDED DECEMBER 31,
                                       --------------------------------------------
                                          1997              1996             1995
                                          ----              ----             ----
Balance, beginning of year             $  928,896        $947,184         $1,255,998
Provision for loan losses                  84,000          91,900             29,600
Charge-offs and recoveries, net             2,127         (56,797)          (338,414)
Other changes                                  --         (53,391)                --
                                       ----------        --------         ----------
BALANCE, END OF YEAR                   $1,015,023        $928,896         $  947,184
                                       ==========        ========         ==========

     It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 1997 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements.

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $57,842,000, $54,269,000 and $58,477,000 at December 31,
     1997, 1996 and 1995, respectively.

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

     Mortgage servicing rights of $145,638 and $55,505 were capitalized in 1997 and 1996, respectively. The fair value of mortgage servicing rights equals the current book value as of December 31, 1997 and 1996. Amortization of mortgage-servicing rights was $13,462 and $1,741 for the year 1997 and 1996, respectively.

4.   REAL ESTATE OWNED:

     Real estate owned consists of the following:

                                          DECEMBER 31,
                                    ------------------------
                                      1997           1996
                                      ----           ----
Real estate owned                                 $233,252
Less allowance for losses                          (52,375)
                                                  --------
                                                  $180,877
                                                  ========



     Activity in the allowance for losses on real estate owned is summarized as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1997            1996         1995
                                                          ----            ----         ----
Balance, beginning of year                             $ 52,375        $
Allowance utilized in sale of real estate owned         (52,375)        (13,900)
Other changes                                                            66,275
                                                       --------        --------
BALANCE, END OF YEAR                                                   $ 52,375
                                                       ========        ========

 5.  PROPERTY AND EQUIPMENT:

     Property and equipment, net consists of the following:


                                                           DECEMBER 31,
                                                 -------------------------------
                                                     1997                1996
                                                     ----                ----
Buildings and improvements                       $ 1,485,452         $ 1,388,585
Leasehold improvements                               968,578             968,578
Furniture, fixtures and equipment                  1,561,525           1,532,251
                                                 -----------         -----------
                                                   4,015,555           3,889,414


Accumulated depreciation and amortization         (2,575,335)         (2,419,159)
                                                 -----------         -----------
                                                   1,440,220           1,470,255

Land                                                 539,431             429,431
                                                 -----------         -----------
                                                 $ 1,979,651         $ 1,899,686
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

 6.  SAVINGS ACCOUNTS:

     Savings accounts consist of the following:

                                               DECEMBER 31, 1997                              DECEMBER 31, 1996
                                   --------------------------------------      --------------------------------------
                                   WEIGHTED                       PERCENT      WEIGHTED                      PERCENT
                                    AVERAGE                         OF          AVERAGE                         OF
                                     RATE         AMOUNT         DEPOSITS        RATE         AMOUNT         DEPOSITS
                                   --------       ------         --------      --------       ------         --------
     Passbooks                       2.75%     $ 22,553,861        11.1%         2.75%     $ 24,126,764        12.4%
     NOW
     accounts
        and variable rate
        money market
        savings and
        checking accounts            2.22        22,798,488        11.3          2.25        24,945,483        12.8
                                               ------------       -----                    ------------       -----
                                                 45,352,349        22.4                      49,072,247        25.2
                                               ------------       -----                    ------------       -----


     Certificates:
        1-6 month                    5.52        37,088,829        18.3          5.40        34,392,048        17.7
        1 year                       5.75        34,341,723        17.0          5.26        26,216,946        13.5
        18 month                     5.90        21,545,168        10.7          5.89        23,407,105        12.0
        18 month - 5 years           5.91        37,534,789        18.6          6.13        34,301,079        17.6
        5-8 years                    5.75        22,656,736        11.2          5.77        24,070,636        12.4
        Jumbos                       5.19         3,686,591         1.8          5.17         3,187,711         1.6
                                               ------------       -----                    ------------       -----
                                                156,853,836        77.6                     145,575,525        74.8
                                               ============       =====                    ============       =====
     TOTAL SAVINGS
        ACCOUNTS                               $202,206,185       100.0%                   $194,647,772       100.0%
                                               ============       =====                    ============       =====

     At December 31, 1997, scheduled maturities of certificate accounts are as follows:

                  1998              $115,985,822
                  1999                23,046,461
                  2000                13,027,624
                  2001                 3,829,805
                  2002                   931,173
                  Thereafter              32,951
                                    ------------
                                    $156,853,836
                                    ============


     Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                          -----------------------------------------------
                                              1997               1996              1995
                                              ----               ----              ----
     Passbooks                            $   631,146        $  683,238        $  716,039
     NOW and money market accounts            493,555           528,380           586,222
     Certificates                           8,982,165         8,114,292         7,510,128
                                          -----------        ----------        ----------
                                          $10,106,866        $9,325,910        $8,812,389
                                          ===========        ==========        ==========

7.   FEDERAL HOME LOAN BANK ADVANCES:

     FHLB advances at December 31, 1997 consist of the following:

                                       INTEREST           OUTSTANDING
        MATURITY DATE                    RATE               BALANCE
        -------------                  --------             -------
        05/01/06                         8.15%             $  327,801
        10/01/10                          6.35              3,658,836
        12/01/10                          6.30              1,475,358
                                                           ----------
                                                           $5,461,995
                                                           ==========
     The advances require principal payments as follows:

        1998                                               $  784,193
        1999                                                  701,068
        2000                                                  627,116
        2001                                                  561,440
        2002                                                  503,238
        Thereafter                                          2,284,940
                                                           ----------
                                                           $5,461,995
                                                           ==========



     As collateral for the advances, the Company has pledged mortgage-backed securities equal to or greater than 110% of the outstanding balance.

8.   STOCKHOLDERS' EQUITY:

     Retained earnings are restricted by regulatory requirements and federal income tax requirements.

     In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 9). At December 31, 1997, the most restrictive required level of capital to satisfy regulatory requirements was approximately $8,507,000.

     Franklin Savings and Loan Company was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1997, include approximately $3,180,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,081,000 at December 31, 1997.

     A bill repealing the thrift bad debt reserve has been signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average experience based reserve and no longer are able to calculate a reserve based on a percentage of taxable income.

     Tax reserves accumulated after 1987 are automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated. The Company will have no effect due to the tax law change, as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

     Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. Under regulations of the OTS, Franklin Savings is not permitted to pay dividends on its common stock if its regulatory capital is reduced below the amount required to meet applicable regulatory capital requirements. OTS regulations utilize a tiered approach which permits various levels of distributions based primarily upon an institution's capital level and net income. Based upon current OTS regulations and its capital structure at December 31, 1997, Franklin Savings may make capital distributions during a year up to the greater of (i) 100% of its net earnings current year to date, plus 50% of the amount by which the lesser of Franklin's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year or (ii) 75% of Franklin Savings' net income over the most recent four quarters. The amount computed under these OTS regulations cannot reduce Franklin Savings' capital below the liquidation account discussed below.

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

     The Company had a stock option plan (the 1987 Stock Option and Incentive
     Plan) for officers, key employees, and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they were granted. These options expired during 1997. The Company had authorized the issuance of up to 124,400 common shares under the plan. Transactions involving the Plan are summarized as follows:


                                                       1997            1996            1995
                                                       ----            ----            ----
     Options outstanding at beginning of year         47,572          72,036          86,736
     Cancelled                                                        (1,616)
     Exercised                                       (47,572)        (22,848)        (14,700)
                                                     -------         -------         -------


     OPTIONS OUTSTANDING AT END OF YEAR                               47,572          72,036
                                                     =======         =======         =======

     All options outstanding and exercised had an option price of $5.00.

     During 1997, the Company established a new stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common stock are granted at price no less than the fair market value of the shares at the date of the grant. Options may be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 117,323 common shares under the plan. Transactions involving the Plan are summarized as follows:

                                                                    1997
                                                                    ----
               Options outstanding at beginning of the year
               Granted - December 1997                             46,100
               Canceled
               Exercised
                                                                   ------
               OPTIONS OUTSTANDING AT END OF THE YEAR              46,100
                                                                   ======


     All options have an exercise price between $27.00 and $29.70. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

     The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                      1997
                                                      ----
               Net income: As reported             $1,688,274
               Additional compensation cost             7,049
                  Pro forma                         1,681,225
               Basic earnings per share
                  As reported                           $1.42
                  Pro forma                              1.42


     The estimated fair value of options granted was calculated by the Black-Scholes method. Assumption used in the calculations are as follows:

            Risk-free interest rate            U.S. Treasury Strips rate on date of grant which was 5.86%
            Expected life                      Life of options which is ten years
            Expected volatility                .27% based on the 36 month history of stock prices
            Expected dividends                 $.40 per share

9.   REGULATORY CAPITAL REQUIREMENTS:

     The OTS has promulgated regulations implementing uniform capital standards for federally insured savings associations. In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At December 31, 1997, the capital standards include a 1.5% tangible capital requirement, a 3.0% leverage ratio (core capital requirement), and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 1997, Franklin Savings meets each of the capital requirements as follows:

                                                                FRANKLIN'S COMPUTED
                                                                   CAPITAL AS A
                                COMPUTED         FRANKLIN'S           PERCENT OF
                               REGULATORY         COMPUTED          TOTAL ASSETS OR
                              REQUIREMENTS         CAPITAL       RISK-ADJUSTED ASSETS
                              ------------       ----------      --------------------
     Tangible capital          $3,369,000        $15,159,000               6.75%
     Core capital               6,738,000         15,159,000               6.75
     Risk-based capital         8,507,000         15,841,000              14.90


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

     The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

                                             DECEMBER 31, 1997                       DECEMBER 31, 1996
                                     --------------------------------        --------------------------------
                                        CARRYING             FAIR               CARRYING             FAIR
                                         AMOUNT              VALUE               AMOUNT              VALUE
                                     ------------        ------------        ------------        ------------
Financial assets:
   Cash and cash equivalents         $  5,990,285        $  5,990,285        $ 10,009,454        $ 10,009,454
   Investment securities               29,828,885          29,828,885          17,357,925          17,357,925
   Mortgage-backed securities          35,919,920          35,920,055          39,124,896          38,752,102
   Loans receivable                   152,752,985         155,572,000         150,135,346         151,558,000
   Investment in FHLB stock             1,808,800           1,808,800           1,750,100           1,750,100

Financial
liabilities:
   Savings accounts                   202,206,185         202,211,000         194,647,772         194,414,000
   FHLB advances                        5,461,995           5,461,995           6,422,653           6,422,653

                                          CONTRACTUAL         FAIR            CONTRACTUAL         FAIR
                                            AMOUNT            VALUE             AMOUNT            VALUE
                                          ------------      ----------        -----------       ----------
Unrecognized financial instruments:
   Commitments to extend credit           $1,952,000        $1,952,000        $2,865,000        $2,865,000
   Unfunded construction loans             2,256,000         2,256,000         2,708,000         2,708,000

11.  FEDERAL INCOME TAXES:

     The components of income tax expense are as follows:


                                 YEARS ENDED DECEMBER 31,
                        ------------------------------------------
                          1997            1996              1995
                          ----            ----              ----
     Federal:
        Current         $788,357        $ 254,312         $459,035
        Deferred          12,125         (120,970)         173,000
                        --------        ---------         --------
                        $800,482        $ 133,342         $632,035
                        ========        =========         ========


     Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pretax income as follows:


                                                  YEARS ENDED DECEMBER 31,
                                       ---------------------------------------------
                                         1997              1996             1995
                                         ----              ----             ----
     Tax at statutory rates            $846,177         $138,419         $656,853
     Benefit of tax exempt interest     (15,771)         (16,364)         (14,978)
     Other                              (29,924)          11,287           (9,840)
                                       --------         --------         --------
                                       $800,482         $133,342         $632,035
                                       ========         ========         ========


     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                         1997              1996
                                                         ----              ----
Deferred tax asset arising from:
   Loan loss reserve                                  $ 362,200         $ 333,632
   Deferred loan fees and costs                          74,000            98,346
   Depreciation                                          32,500            39,336
   Other, net                                            25,400             4,677
                                                      ---------         ---------
            TOTAL DEFERRED TAX ASSETS                   494,100           475,991
                                                      ---------         ---------

Deferred tax liability arising from:
   FHLB stock                                          (350,900)         (320,725)
   Unrealized gain on securities                       (216,200)         (112,066)
                                                      ---------         ---------
            TOTAL DEFERRED TAX LIABILITIES             (567,100)         (432,791)
                                                      ---------         ---------
            NET DEFERRED TAX (LIABILITY) ASSET        $ (73,000)        $  43,200
                                                      =========         =========


     Net deferred tax (liabilities) assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

12.  BENEFIT PLANS

     The Company has a noncontributory defined contribution and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

     In November of 1995, the Board of Directors made a decision to terminate a defined benefit pension plan, effective February 15, 1996. All participants became fully vested as of the termination date. The settlement of the vested benefit obligation, by lump-sum payments to each covered employee, or the purchasing of individual annuities, was completed in 1997. The Company incurred a settlement loss in the 1996 financial statements of $570,732. The Company has no obligation for additional funding of the terminated plan.

     Net pension cost for the year ending December 31, 1995 on the terminated defined benefit plan included the following components:


                                                  1995
                                                  ----
          Service cost                         $  80,921
          Interest cost                          119,237
          Actual return on plan assets          (122,298)
          Net amortization and deferral            9,589
                                               ---------
          NET PENSION COST                     $  87,449
                                               =========


     At October 15, 1995, the discount rate used in determining the actuarial present value of the projected benefit obligation was 6.5, and the rate of increase in future compensation levels was 4.5 percent. The expected long-term rate of return on assets used in determining net pension cost was
     6.5 percent in 1995.

     The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $130,341 and $115,000 for the years ended December 31, 1997 and 1996, respectively. The plan was not in effect in 1995.

     The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of the employer. The Company contributed $100,000 to the ESOP in 1997, 1996 and 1995. At December 31, 1997, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 1997, 1996, and 1995. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 1997, the ESOP held 109,131 allocated shares and 1,000 shares committed to be allocated.

     At the date of the formation of the holding company in 1988, the ESOP purchased 50,000 shares of the Company, financed by a commercial borrowing collateralized by the shares purchased. The outstanding balance due on this loan was repaid in full during 1994.

13.  LEASE COMMITMENTS:

     The Company, as leasee, leases certain facilities under operating leases which expire over the next thirteen years, with renewal options.

     The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

               Year ending December 31:
                         1998                                      $164,982
                         1999                                       120,310
                         2000                                        50,138
                         2001                                        18,860
                         2002                                        15,972
                      Thereafter                                    117,128


     Rent expense was $139,297, $194,632 and $207,796 in 1997, 1996 and 1995,
respectively.

     The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

     The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

               Year ending December 31:
                         1998                                    $ 98,702
                         1999                                      99,186
                         2000                                     101,605
                         2001                                     102,089
                         2002                                      87,090


14.  LOANS TO RELATED PARTIES:

     Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1997. The following is an analysis of the activity of such loans for the years indicated:

                                                    YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------
                                           1997               1996               1995
                                           ----               ----               ----
     Balance, beginning of year        $   830,787         $ 717,079         $   557,121
     Loans originated                      696,776           456,113           1,425,000
     Retirement of Director                                 (205,000)
     Repayments                            (43,510)         (137,405)           (118,307)
     Commitment to lend                                                       (1,146,735)
                                       -----------         ---------         -----------
     BALANCE, END OF YEAR              $ 1,484,053         $ 830,787         $   717,079
                                       ===========         =========         ===========



15.  LOAN COMMITMENTS:

     In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

     The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded on the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments, which generally consists of the right to receive first mortgages on improved or unimproved real estate when performance under the contract occurs.

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

     At December 31, 1997, the Company's total commitment to extend credit was approximately $1,952,000, and the Company had commitments to disburse construction loans of approximately $2,256,000.

16.  SUBURBAN FEDERAL DEPOSIT ACQUISITION:

     On June 1, 1996, the Company purchased approximately $5.3 million of deposits from Suburban Federal Savings Bank. After paying a deposit premium of approximately $212,000 the Company received in cash from Suburban approximately $5.1 million as consideration for the deposits assumed.

17.  SAIF SPECIAL ASSESSMENT:

     The deposits of the Company are presently insured by the SAIF, which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of 0 to 31 cents per $100 of deposits (as compared to the current range of 23 to 31 cents per $100 of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF would not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

     On September 30, 1996, the President signed on omnibus appropriations package which included the recapitalization of the SAIF. All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Company's special assessment was $1,144,780. The assessment was charged against earnings during 1996. Beginning January 1, 1997, SAIF members are assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium. At the present time the regular insurance premium which applies to the Company is the lowest risk category of $2,000 per year. Other provisions of the appropriations package require the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and BIF by January 1, 1999, provided that the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

18. FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

     The following condensed balance sheets as of December 31, 1997 and 1996 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 1997 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS
                            ------------------------
                                     ASSETS

                                                                                            DECEMBER 31,
                                                                                  -------------------------------
                                                                                      1997               1996
                                                                                      ----               ----
     Cash                                                                         $ 2,472,886        $ 1,544,349
     Investment
     securities:
        Available-for-sale                                                          2,143,904          3,117,183
     Investment in Franklin Savings                                                15,688,750         14,126,524
     Other assets                                                                   1,160,588          1,050,640
                                                                                  -----------        -----------
                                                                                  $21,466,128        $19,838,696
                                                                                  ===========        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities                                                                       $   238,215        $   108,490

Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares authorized, 1,340,584 and
   1,293,012 shares issued in 1997 and 1996, respectively                              13,406             12,930
Additional paid-in capital                                                          6,189,514          5,952,130
Treasury stock, at cost - 148,555 and 136,578 shares
   in 1997 and 1996, respectively                                                  (1,343,770)        (1,141,195)
Retained earnings                                                                  15,949,064         14,688,826
Net unrealized  gain on available-for-sale
   securities of parent and subsidiary                                                419,699            217,515
                                                                                  -----------        -----------
                                                                                  $21,466,128        $19,838,696
                                                                                  ===========        ===========

18.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
     CONTINUED:

                         CONDENSED STATEMENTS OF INCOME
                         ------------------------------

                                                          YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------
                                                1997               1996               1995
                                                ----               ----               ----
Equity in earnings of Franklin Savings        $1,654,817         $ 146,741         $1,137,999
Interest income                                  227,755           272,045            287,968
Operating expenses                              (296,012)         (113,337)           (55,813)
Other Income (loss)                              107,664            26,296              8,632
Federal income tax expense                        (5,950)          (57,975)           (78,900)
                                              ----------         ---------         ----------
                                              $1,688,274         $ 273,770         $1,299,886
                                              ==========         =========         ==========






                       CONDENSED STATEMENTS OF CASH FLOWS
                       ----------------------------------

                                                                      YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------------------
                                                             1997                1996                1995
                                                             ----                ----                ----
Cash flows from operating activities:
   Net income                                            $ 1,688,274         $   273,770         $ 1,299,886
   Equity in earnings of Franklin Savings                 (1,654,817)           (146,741)         (1,137,999)
   Dividends received from Franklin Savings                  277,000             464,000           1,137,000
   Change in other assets and liabilities                     81,008               4,730             (90,801)
                                                         -----------         -----------         -----------
            NET CASH PROVIDED BY
               OPERATING ACTIVITIES                          391,465             595,759           1,208,086
                                                         -----------         -----------         -----------
Cash flows from investing activities:
   Loan to Franklin Savings                                                                        1,000,000
   Maturity of investment securities                       1,000,000             500,000
   Capital expenditures                                      (96,866)           (188,129)           (810,000)
                                                         -----------         -----------         -----------
            NET CASH PROVIDED BY
               INVESTING ACTIVITIES                          903,134             311,871             190,000
                                                         -----------         -----------         -----------
Cash flows from financing activities:
   Payment of dividends                                     (401,347)           (351,436)           (329,395)
   Proceeds from sale of common stock                        237,860             114,240              73,500
   Purchase of treasury stock                               (202,575)           (699,150)
                                                         -----------         -----------         -----------
            NET CASH USED IN FINANCING ACTIVITIES           (366,062)           (936,346)           (255,895)
                                                         -----------         -----------         -----------
            NET INCREASE (DECREASE) IN CASH                  928,537             (28,716)          1,142,191
Cash at beginning of year                                  1,544,349           1,573,065             430,874
                                                         -----------         -----------         -----------
CASH AT END OF YEAR                                      $ 2,472,886         $ 1,544,349         $ 1,573,065
                                                         ===========         ===========         ===========

19.  MADISON SERVICE CORPORATION:

     In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 1997, is presented:


                           BALANCE SHEET
                           -------------
                              ASSETS
        Cash                                     $217,661
        Other assets                               15,000
                                                 --------
                                                 $232,661
                                                 ========




               LIABILITIES AND STOCKHOLDER'S EQUITY

        Accrued expenses                         $  7,259
        Equity                                    225,402
                                                 --------
                                                 $232,661
                                                 ========

                          STATEMENT OF INCOME
                          -------------------
        Revenues:
           Interest income                       $  6,044
           Service fees and other                  21,106
        Operating expenses                        (11,933)
                                                 --------
        INCOME BEFORE FEDERAL INCOME TAX           15,217
        Federal income tax                          5,263
                                                 --------
        NET INCOME                               $  9,954
                                                 ========




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

        c. Franklin Savings' investment in Madison Service Corporation consists of:


           Common stock, 220 shares issued and outstanding              $110,000
           Retained earnings                                             115,402
                                                                        --------
                                                                        $225,402
                                                                        ========

20.  EARNINGS PER SHARE:

     Earnings per share for the year ended December 31, 1997, 1996 and 1995 is calculated as follows:



                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                             --------------------------------------------
                                               INCOME             SHARES        PER-SHARE
                                             (NUMERATOR)       (DENOMINATOR)      AMOUNT
                                             -----------       -------------    ---------
Basic EPS
---------
Income available to common stockholders        $1,688,274        1,185,335        $1.42
                                                                                  =====


Effect of Dilutive Securities:
   Stock options
   1987 Plan                                                        36,256
   1997 Plan                                                         3,131
                                               ----------        ---------

Diluted ESP
-----------
Income available to common stockholders
   + assumed conversions                       $1,688,274        1,224,722        $1.38
                                               ==========        =========        =====


                                                  FOR THE YEAR ENDED DECEMBER 31, 1996
                                             -------------------------------------------
                                               INCOME          SHARES          PER-SHARE
                                             (NUMERATOR)    (DENOMINATOR)       AMOUNT
                                             -----------    -------------      ---------
Basic ESP
---------
Income available to common stockholders        $273,770        1,169,680        $0.23
                                                                                =====

Effect of Dilutive Securities:
   Stock options - 1987 Plan                                      48,387
                                               ---------       ---------


Diluted EPS
-----------
Income available to common stockholders
   + assumed conversions                       $273,770        1,218,067        $0.22
                                               ========        =========        =====


                                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                                             -------------------------------------------
                                               INCOME          SHARES          PER-SHARE
                                             (NUMERATOR)    (DENOMINATOR)       AMOUNT
                                             -----------    -------------      ---------
Basic ESP
---------
Income available to common stockholders        $1,299,886        1,175,994        $1.11
                                                                                  =====

Effect of Dilutive Securities:
   Stock options - 1987 Plan                                        57,113
                                               ----------        ---------

Diluted EPS
-----------
Income available to common stockholders
+ assumed conversions                          $1,299,886        1,233,107        $1.05
                                               ==========        =========        =====

21.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     All adjustments necessary for a fair statement of income for each period have been included.

                                                                  1997
                                                         (DOLLARS IN THOUSANDS)
                                           --------------------------------------------------
                                            FIRST          SECOND       THIRD         FOURTH
                                           QUARTER        QUARTER      QUARTER        QUARTER
                                           -------        -------      -------        -------
     Interest income                        $3,955        $4,088        $4,213        $4,217
     Interest expense                        2,515         2,576         2,743         2,668
                                            ------        ------        ------        ------
        NET INTEREST INCOME                  1,440         1,432         1,470         1,549
     Provision for loan losses                  21            21            21            21
                                            ------        ------        ------        ------
        NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES         1,419         1,411         1,449         1,528

     Noninterest income                        110           142           171           211
     Noninterest expense                     1,008           974         1,008         1,043
                                            ------        ------        ------        ------
     INCOME BEFORE FEDERAL
        INCOME TAXES                           521           579           612           696

     Federal income taxes                      173           217           203           207
                                            ------        ------        ------        ------
        NET INCOME                          $  348        $  362        $  409        $  489
                                            ======        ======        ======        ======

     EARNINGS PER COMMON SHARE
        BASIC                               $ 0.30        $ 0.37        $ 0.34        $ 0.41
                                            ======        ======        ======        ======
        DILUTED                             $ 0.29        $ 0.36        $ 0.33        $ 0.40
                                            ======        ======        ======        ======


                                                                  1996
                                                         (DOLLARS IN THOUSANDS)
                                           --------------------------------------------------
                                            FIRST          SECOND       THIRD         FOURTH
                                           QUARTER        QUARTER      QUARTER        QUARTER
                                           -------        -------      -------        -------
     Interest income                        $3,839        $3,865        $ 3,960        $4,118
     Interest expense                        2,428         2,403          2,465         2,489
                                            ------        ------        -------        ------
        NET INTEREST INCOME                  1,411         1,462          1,495         1,629
     Provision for loan losses                  21            20             31            20
                                            ------        ------        -------        ------
        NET INTEREST INCOME AFTER
        PROVISION FOR LOAN LOSSES            1,390         1,442          1,464         1,609

     Noninterest income                        126            98            132           188
     Noninterest expense                     1,060         1,047          2,221         1,714
                                            ------        ------        -------        ------
     INCOME (LOSS) BEFORE FEDERAL
        INCOME TAXES                           456           493           (625)           83

     Federal income taxes                      151           163           (215)           34
                                            ------        ------        -------        ------
        NET INCOME (LOSS)                   $  305        $  330        $  (410)       $   49
                                            ======        ======        =======        ======

     EARNINGS (LOSS) PER COMMON SHARE
        BASIC                               $ 0.26        $ 0.28        $ (0.35)       $ 0.04
                                            ======        ======        =======        ======
        DILUTED                             $ 0.25        $ 0.27        $ (0.34)       $ 0.04
                                            ======        ======        =======        ======