Form 10KSB40, Exhibit 13
period 1998-12-31
FIRST FRANKLIN CORP
filed 1999-03-31
CIK 742161

                                                                      Exhibit 13

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("Company") is a savings and loan holding company which was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25, 1988.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing lending in the one to four-family residential mortgage market, (ii) managing deposit pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses (v) controlling asset growth, and (vi) maintaining asset quality.

As a Delaware corporation, First Franklin is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest earning deposits, and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller").

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

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Service, Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients.

In September 1997 management and the Board of Directors reviewed the Company's strategic plan and established the strategic objectives for the next two years. These objectives include greater emphasis on training, technology, new lending programs and noninterest income. Many of these objectives were implemented during 1998.

Since the results of operations of Madison and DirectTeller have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

STOCK SPLIT

On April 21, 1998, the Board of Directors announced a three-for-two stock split payable May 10, 1998 to stockholders of record May 2, 1998. The stock split increased outstanding common shares from 1,192,029 to 1,788,034. All references in this Annual Report and the Consolidated Financial Statements and Notes thereto to number of shares, per share amounts, stock option data and market price of common shares have been restated giving retroactive recognition to the stock split.

ASSET/LIABILITY MANAGEMENT

Asset/liability management is the process of balancing the risk/return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset/liability management policy is to maximize long term profitability and return to its investors.

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

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired interest rate sensitivity position and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis, than from its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates. Franklin actively pursues investment strategies to reduce the sensitivity of its earnings to interest rate fluctuations. These strategies take into consideration both the variability of rates and the maturities of various types of investments and deposits. The principal strategies employed by Franklin to decrease the interest rate risk of its assets and liabilities have been the origination of adjustable-rate mortgage loans ("ARMs") for its own portfolio, the purchase of adjustable-rate mortgage-backed securities when market conditions are not favorable for originating ARMs, the sale of fixed-rate mortgage loans originated, the maintenance of short term liquid assets at or above required levels and, as market conditions permit, the lengthening of certificate maturities. At December 31, 1998, ARMs constituted 50.31% of Franklin's loan and mortgage-backed securities portfolio.

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

The sale of fixed-rate loans originated allows Franklin to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 1998, interest rates on fixed-rate mortgages remained at the relatively low levels experienced during 1997, so consumer demand for fixed-rate mortgages greatly exceeded the demand for adjustable-rate loans. Franklin originated and sold $17.36 million of fixed-rate one to four-family mortgage loans during 1998 compared to $11.71 million during 1997. Loans being serviced for others, mainly the Federal Home Loan Mortgage Corporation, were $55.89 million at December 31,1998 compared to $57.84 million at December 31, 1997.

The Company has an agreement with Student Loan Funding Corporation to sell all student loans which enter repayment. Sales of $225,900 at a profit of $6,200 occurred during 1998 compared to sales of $354,000 at a profit of $7,300 during 1997.

Franklin's interest rate risk policy, established by the Board of Directors, requires an estimate of the net portfolio value (the present value of the interest sensitive assets less the present value of the interest sensitive liabilities) and projected net interest income under different interest rate scenarios. Specifically, a projection is made of the net portfolio value ("NPV") and net interest income that would result from an instantaneous shift in the Treasury yield curve of plus or minus 100, 200, 300 and 400 basis points. The interest rate risk policy establishes goals of 3% to 6% for the NPV ratio (NPV divided by the present value of assets).


The changes in the NPV and net interest income shown in the table below were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk. They are only indicators of rate risk designed to show a magnified sensitivity to changes in rates.

                                                    NET INTEREST INCOME                                 NET PORTFOLIO VALUE
                                                    -------------------                                 -------------------
              CHANGE IN
            INTEREST RATES         ESTIMATED             $ CHANGE              % CHANGE             ESTIMATED              NPV
            (BASIS POINTS)          $ VALUE            FROM CONSTANT         FROM CONSTANT           $ VALUE              RATIO
            --------------          -------            -------------         -------------           -------              -----
                                                                 (DOLLARS IN THOUSANDS)

                +400               $5,192                $(1,554)              (23.0%)              $ 2,894              1.3%
                +300                5,698                 (1,048)               (15.5)                7,202               3.2
                +200                6,184                   (562)                (8.3)               11,361               4.9
                +100                6,560                   (186)                (2.8)               14,772               6.3
                   0                6,746                      0                  0.0                17,253               7.2
                -100                6,502                   (244)                (3.6)               16,725               6.8
                -200                6,078                   (668)                (9.9)               15,358               6.3
                -300                5,622                 (1,124)               (16.7)               14,669               5.9
                -400                5,339                 (1,407)               (20.9)               14,942               6.0

The sensitivity of earnings to interest rate changes is often measured by the difference, or "gap", between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive are the Company's earnings to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period. Certain shortcomings are inherent in the method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. The table reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time. Based on historical experience, it is assumed that while all customers in these account categories could withdraw their funds on any given day, they will not, even if market interest rates change substantially. The table below sets forth Franklin's interest rate sensitivity gap as of December 31,1998. As shown below, the one year cumulative gap is $(8.92) million, or (3.74%). This negative gap indicates that more liabilities are scheduled to reprice during the next year than assets. Generally, this would indicate that net interest income would decrease as rates rise.

                                       3 MONTHS    4 TO 6    7TO12    1 TO 3    3 TO 5    5TO10   10TO20       >20
                                        OR LESS    MONTHS   MONTHS     YEARS     YEARS    YEARS    YEARS     YEARS           TOTAL
                                        -------    ------   ------     -----     -----    -----    -----     -----           -----
                                                                         (DOLLARS IN THOUSANDS)

ASSETS:
Real estate loans;
  One to four-family
    Adjustable-rate                     $15,395   $12,752  $ 9,242    $4,137        $0       $0                           $ 41,526
    Fixed-rate                            4,213     3,986    7,338    22,433   $14,445  $17,566   $7,627    $1,222          78,830
  Construction loans                      4,061       301      349        43         0        0                              4,754
  Multi-family and non-residential
    Adjustable-rate                       2,002     1,977    3,881     8,156         0        0                             16,016
    Fixed-rate                              225       218      415     1,415     1,087    1,719      810                     5,889
Consumer loans                            1,637       118      217       655       209                                       2,836
Mortgage-backed securities               17,035    16,039   11,889     3,016     2,278    3,560    2,001                    55,818
Investments                               8,077                 25        50     4,773   12,693    1,346                    26,964
                                        -------   -------  -------   -------   -------  -------  -------    ------        --------
  Total rate sensitive assets           $52,645   $35,391  $33,356   $39,905   $22,792  $35,538  $11,784    $1,222        $232,633

LIABILITIES:
Fixed maturity deposits                 $43,444   $41,001  $23,333   $36,719   $ 9,764                                    $154,261
Transaction accounts                      1,574     1,424    2,454     6,099     2,738   $1,929    $ 296        $5          16,519
Money market deposit accounts               611       553      953     2,369     1,063      749      115         2           6,415
Passbook accounts                         2,212     2,001    3,449     8,574     3,849    2,712      416         8          23,221
Borrowings                                3,300     2,000    2,000     6,000     1,000      197    4,379         0          18,876
                                        -------   -------  -------   -------   -------  -------  -------    ------        --------

  Total rate sensitive liabilities      $51,141   $46,979  $32,189   $59,761   $18,414   $5,587   $5,206       $15        $219,292

GAP INFORMATION:
Cumulative gap                           $1,504 $(10,084) $(8,917) $(28,773) $(24,395)   $5,556  $12,134   $13,341
Cumulative gap as a percentage
 of total assets                          0.63%   (4.23%)  (3.74%)  (12.07%)  (10.24%)    2.33%    5.09%     5.60%

In preparing the above table, it has been assumed that (i) adjustable-rate one to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 25% to 75% (ii) adjustable-rate one to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 6% to 25% (iii) fixed-rate one to four-family residential mortgage loans will prepay at annual rates of 6% to 68% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 0% to 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

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

The Asset Classification Committee meets on a regular basis, at least quarterly, to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, consumer loans in excess of $50,000, and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed on a quarterly basis. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans which have been placed on non-accrual status, accruing loans which are ninety days or more past due, repossessed assets and renegotiated loans. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected. Renegotiated loans consist of loans whose terms have been modified due to the borrowers inability to perform under the original agreement.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                           AT DECEMBER 31,
                                                      ------------------------
                                                         1998          1997
                                                      -----------     --------
                                                       (DOLLARS IN THOUSANDS)
Non-accruing loans                                    $       585     $    449
Accruing loans ninety days or
  more past due                                               806          599
Repossessed assets                                              0            0
Renegotiated loans                                            244          281
                                                      -----------     --------
Total non-performing assets                           $     1,635     $  1,329
                                                      ===========     ========


As indicated by the table above, non-performing assets increased $306,000 during 1998 due to an increase in the amount of loans accruing but delinquent more than ninety days. Management does not consider an increase of this level to be an indication of future problems. During 1999, the Company will continue to monitor the level of these assets and strive to reduce it.

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

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt, and the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                                                  FOR THE YEAR  ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                          1998          1997
                                                                    --------------    -----------
                                                                     (DOLLARS IN THOUSANDS)

Beginning balance                                                   $        1,015    $       981
Charge-offs
  One to four-family                                                             0             24
  Multi-family                                                                   0             37
  Non-residential                                                                0              0
  Consumer                                                                       0              2
                                                                    --------------    -----------
                                                                                 0             63
                                                                    --------------    -----------
Recoveries
  One to four-family                                                             1              0
  Multi-family                                                                   0              0
  Non-residential                                                                0              0
  Consumer                                                                       2             13
                                                                    --------------    -----------
                                                                                 3             13
                                                                    --------------    -----------
Net charge-offs (recoveries)                                                    (3)            50
Additions charged to operations                                                 74             84
                                                                    --------------    -----------
Ending balance                                                      $        1,092    $     1,015
                                                                    ==============    ===========
Ratio of net charge-offs (recoveries) to
  average loans outstanding                                                (0.002%)         0.03%
                                                                    ==============    ===========
Ratio of net charge-offs (recoveries) to
  average non-performing assets                                             (0.20%)         3.84%
                                                                    ==============    ===========

RESULTS OF OPERATIONS

Net income for 1998 was $1.83 million. This represents a 0.78% return on average assets and a 8.62% return on average stockholders' equity. Book value per share at December 31, 1998 was $12.29. Net Income for the year ended December 31, 1997 was $1.69 million. The returns on average assets and average equity for 1997 were 0.74% and 8.24%, respectively. During 1996 Franklin experienced two extraordinary non-recurring charges against operations; a $1.14 million assessment to recapitalize the Savings Association Insurance Fund ("SAIF") and a $571,000 charge related to the termination of the Company's defined benefit pension plan. Excluding these charges, net income for the year ended December 31, 1996 was $1.43 million, which represents a return on average assets of 0.66% and a return on average stockholders' equity of 7.04%. Net income, after the non-recurring charges, for the year ended December 31,1996 was $274,000, which represents a return on average assets of 0.13% and a return on average stockholders' equity of 1.35%.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income declined slightly during 1998 to $5.90 million from $5.97 million in 1997 due to a decrease in the interest rate spread from 2.36% for 1997 to 2.23% for 1998.

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------------------------------------
                                                1998                            1997                             1996
                                   ---------------------------    ------------------------------   ---------------------------------
                                   AVERAGE     INTEREST             AVERAGE     INTEREST             AVERAGE     INTEREST
                                 OUTSTANDING   EARNED/   YIELD/   OUTSTANDING   EARNED/    YIELD/  OUTSTANDING   EARNED/      YIELD/
                                   BALANCE       PAID     RATE      BALANCE       PAID     RATE     BALANCE        PAID       RATE
                                   --------   -------     ----    --------    -------       ----   --------      -------      ----
                                                                   (dollars in thousands)
INTEREST-EARNING ASSETS:
Loans receivable (1)               $151,989   $11,895    7.83%    $153,130    $12,157       7.94%  $146,122      $11,747      8.04%
Mortgage-backed securities(2)        40,854     2,408     5.89      36,906      2,489       6.74     39,976        2,648      6.62
Investments (2)                      32,985     2,164     6.56      28,974      1,701       5.87     23,060        1,269      5.50
FHLB stock                            1,758       126     7.17       1,757        126       7.17      1,689          118      6.99
                                   --------   -------             --------    -------              --------      -------      ----
  Total interest-earning
    assets                         $227,586   $16,593     7.29    $220,767    $16,473       7.46   $210,847      $15,782      7.49
                                   ========   =======             ========    =======              ========      =======      ====
INTEREST-BEARING LIABILITIES:
Demand and NOW accounts            $ 22,256   $   473     2.13    $ 23,202     $  494       2.13   $ 23,709      $   528      2.23
Savings deposits                     22,485       620     2.76      22,799        631       2.77     24,721          683      2.76
Certificate accounts                157,401     9,085     5.77     153,662      8,982       5.85    139,800        8,115      5.80
FHLB advances                         9,050       512     5.66       6,119        395       6.46      7,090          459      6.47
                                   --------   -------             --------    -------              --------      -------      ----
  Total interest-bearing
    liabilities                    $211,192   $10,690     5.06    $205,782    $10,502       5.10   $195,320      $ 9,785      5.01
                                   ========   =======             ========    =======              ========      =======      ====

Net interest income                           $ 5,903                         $ 5,971                            $ 5,997
                                              =======                         =======                            =======
Net interest rate spread                                  2.23%                              2.36%                            2.48%
                                                          =====                              =====                            =====
Net earning assets                 $ 16,394                       $ 14,985                         $ 15,527
                                   ========                       ========                         ========
Net yield on average
  interest-earning assets                                2.59%                              2.70%                            2.84%
                                                         =====                              =====                            =====
Average interest-earning
  assets to average
  interest-bearing liabilities                  1.08%                          1.07%                                1.08%
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

During 1998, net interest income decreased $68,000 compared to a $26,000 decrease during 1997. Total interest income increased $120,000, due to an increase in the average amount of interest-earning assets of $6.82 million which offset a decline in the rates earned on total interest-earning assets from 7.46% to 7.29%. The decrease in the average yield reflects a decline in the yield on loans receivable and mortgage-backed securities. During the same period, however, interest expense increased $188,000 due to an increase in average interest-bearing liabilities of $5.41 million, which offset a decrease in the average cost of funds from 5.10% to 5.06%. The reduction in the average cost of funds reflects a decline in the cost of certificates from 5.85% to 5.77% and a decline in the cost of FHLB advances from 6.46% to 5.66%.

                                      1998 vs 1997                   1997 vs 1996                  1996 vs 1995
                                      ------------                   ------------                  ------------
                                        INCREASE                        INCREASE                         INCREASE
                                       (DECREASE)        TOTAL         (DECREASE)        TOTAL          (DECREASE)         TOTAL
                                        DUE TO          INCREASE        DUE TO          INCREASE          DUE TO          INCREASE
                                   VOLUME       RATE   (DECREASE)   VOLUME      RATE   (DECREASE)    VOLUME      RATE    (DECREASE)
                                 ---------   --------  -------    ---------  ---------  --------   ---------   --------  ----------

INTEREST INCOME ATTRIBUTABLE TO:                                    (Dollars in thousands)
  Loans receivable (1)           $    (90)   $   (172)  $ (262)  $    554    $    (144)   $ 410    $     901   $   (40)   $   861
  Mortgage-backed securities           455       (536)     (81)      (208)          49     (159)         213       165        378
  Investments                          250        213      463        343           89      432           81       (94)       (13)
  FHLB stock                                                            5            3        8            6         3          9
                                 ---------   --------    -----   --------    ---------    -----    ---------    ------    -------
  Total interest-earning assets  $     615   $   (495)   $ 120   $    694    $      (3)   $ 691    $   1,201   $    34    $ 1,235
                                 =========   ========    =====   ========    =========    =====    =========    ======    =======
INTEREST EXPENSE ATTRIBUTABLE
TO:
  Demand and NOW accounts        $     (20)  $     (1)   $ (21)  $    (11)   $     (23)   $ (34)   $      (6)   $  (52)   $   (58)
                                 ---------   --------    -----   --------    ---------    -----    ---------    ------    -------
Savings accounts                        (9)        (2)     (11)       (54)           1      (53)         (29)       (4)       (33)
  Certificate accounts                 213       (110)     103        810           58      868          627       (22)       605
  FHLB advances                        158        (41)     117        (63)          (1)     (64)         298         8        306
                                 ---------   --------    -----   --------    ---------    -----    ---------    ------    -------
  Total interest-bearing
    liabilities                  $     342   $   (154)   $ 188   $    682    $      35    $ 717    $     890    $  (70)    $  820
                                 =========   ========    =====   ========    =========    =====    =========    ======    =======
Increase (decrease) in
  net interest income            $     273   $   (341)   $ (68)  $     12    $     (38)   $ (26)   $     311    $  104     $  415
                                 =========   ========    =====   ========    =========    =====    =========    ======    =======
(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                                                         AT DECEMBER 31,
                                                                               ----------------------------------
                                                                                1998          1997         1996
                                                                               -----         -----        -----

Weighted average yield on:
  Loans receivable  (1)                                                        7.57%         7.84%         7.72%
  Mortgage-backed securities                                                   6.18          6.84          6.72
  Investments (2)                                                              5.82          6.41          5.55
  FHLB stock                                                                   7.00          7.25          7.00
                                                                               ----          ----          ----
    Combined weighted average yield on
      Interest-earning assets                                                  7.03          7.46          7.28
                                                                               ----          ----          ----
Weighted average rate paid on:
  Demand and NOW deposits                                                      2.09          2.22          2.25
  Savings deposits                                                             2.75          2.75          2.75
  Certificates                                                                 5.47          5.74          5.68
  Borrowings                                                                   5.30          6.45          6.46
                                                                               ----          ----          ----
    Combined weighted average rate paid
      on interest-bearing liabilities                                          4.79          5.05          4.93
                                                                               ----          ----          ----

Interest rate spread                                                           2.24%         2.41%         2.35%
                                                                               =====         =====         =====

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations during 1998, 1997 and 1996 for loan loss reserves were $73,500, $84,000 and $91,900, respectively. During 1998 assets classified as substandard and loss increased 14.0% to $1.71 million and non-performing assets increased by 23.02% to $1.64 million. Management does not believe that the increase in non-performing assets is an indication of a possible increase in losses in the near future, therefore, the charges against current operations during 1998 were decreased from 1997 levels. It is management opinion that the level of reserves at December 31, 1998 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the reserve for loan losses include, but are not limited to, the following: (1) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (4) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgement of information available to them at the time of their examinations.

NONINTEREST INCOME. Noninterest income was $1.12 million for 1998, compared to $618,000 for 1997 and $544,000 for 1996. Current year income included profits of $303,000 on the sale of mortgage and student loans, profits on the sale of investments of $247,000, service fees of $236,000 earned on checking and money market accounts, $8,000 in income from Madison and $35,000 in income from DirectTeller. Profits on the sale of loans and investments were $216,000 in 1997 and $125,000 in 1996. Noninterest income during 1997 and 1996 included service fees on checking and money market accounts of $198,000 and $209,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $4.21 million, $4.02 million and $6.04 million for the years ended December 31, 1998, 1997 and 1996, respectively. 1996 expenses included one-time extraordinary charges of $1.14 million to recapitalize the SAIF insurance fund and $571,000 related to the termination of the Company's defined benefit pension plan. As a percentage of average assets, total noninterest expenses were 1.80%, 1.76%, and 2.78% for the three years. Noninterest expense, excluding the two extraordinary charges, as a percentage of average assets for 1996 was 1.99%. The following table shows the major noninterest expense items and their percent of change during 1998 and 1997.

                                                                PERCENT                       PERCENT
                                                               INCREASE                       INCREASE
                                                1998          (DECREASE)       1997          (DECREASE)       1996
                                            ------------        ------     ---------------      -------     ----------
                                                                   (DOLLARS IN THOUSANDS)
Compensation                                $      1,594          8.6%     $         1,468       3.2%       $    1,423
Employee benefits                                    332         (1.2)                 336        4.3              322
Termination of pension plan                                                                                        571
Office occupancy                                     651           9.4                 595      (2.6)              611
FDIC insurance                                       124          22.8                 101     (76.5)              430
SAIF assessment                                                                                                  1,144
Data processing                                      239           6.2                 225     (11.8)              255
Marketing                                            111          16.8                  95      (4.0)               99
Professional fees                                    106        (36.5)                 167     (26.8)              228
Supervisory expense                                   98         (4.9)                 103        6.2               97
Taxes, other than income                             205           4.1                 197      (7.1)              212
Other                                                750           0.3                 729       12.2              650
                                            ------------        ------     ---------------      -------     ----------
TOTAL                                       S      4,210          4.8%     $         4,016      (33.5)%     $    6,042
                                            ============        ======     ===============      =======     ==========


Under Statement of Financial Accounting Standards (SFAS) No. 91 certain loan costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $243,000, $157,000 and $152,000 during 1998, 1997 and 1996, respectively. The increase in occupancy expense reflects increased maintenance costs at the corporate office resulting from the leasing of the second floor. The reduction in professional fees reflects a decline in legal and investment banking charges. Compensation increased due to an increase in personnel. The increase in marketing expense reflects the cost of developing and promoting new loan products.

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

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $909,148, $800,482, and $133,342 in fiscal 1998, 1997 and 1996, respectively.
The effective federal income tax rates for the years ended December 31, 1998, 1997, and 1996 were 33.2%, 32.2% and 32.8%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source. The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $8.32 million to $27.49 million at December 31, 1998.

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires the Company to classify certain investments in debt and equity securities as held-to-maturity, available-for-sale or held in a trading account. Currently, most adjustable-rate mortgage-backed securities, municipal bonds and U.S. Government and agency securities are classified as available-for-sale, and certificates of deposit and fixed-rate mortgage-backed securities are classified as held-to-maturity. No investments are classified as trading. All new investments are evaluated at the time of purchase to determine how they should be classified. At December 31,1998 the Company had a $ 144,000 unrealized gain on investments and mortgage-backed securities classified as available-for-sale.

During 1998 the Company sold $21.30 million of available-for-sale agency and mortgage-backed securities at profits of $247,000. Proceeds from the sales were reinvested in adjustable-rate mortgage-backed securities. The agency securities were sold because they had call provisions which most likely would be exercised in the near future. In 1997, the Company sold $9.98 million of available-for-sale agency securities having an average yield of 5.69%, at a net loss of $15,000. These were replaced with $10.0 million of agency securities maturing in ten years and having an average yield of 7.06%.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31,1998 and 1997.

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                             ------------------------------
                                                                                  1998             1997
                                                                             --------------    ------------
                                                                                 (DOLLARS IN THOUSANDS)
Operating activities:
  Net income                                                                 $        1,833    $      1,688
  Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities                                                                 (776)            110
                                                                             --------------    ------------
Net cash provided by operating activities                                             1,057           1,798
Net cash used in investing activities                                                (7,075)        (12,023)
Net cash provided by financing activities                                             8,397           6,206
                                                                             --------------    ------------
Net increase (decrease) in cash and cash equivalents                                  2,379          (4,019)
Cash and cash equivalents at beginning of year                                        5,990          10,009
                                                                             --------------    ------------
Cash and cash equivalents at end of year                                     $        8,369    $      5,990
                                                                             ==============    ============

Operating activities include the sale of fixed-rate single family mortgage loans of $17.36 million during 1998 and $11.71 million during 1997. The Company attempts to sell, in the secondary market, eligible fixed-rate single-family mortgage loans originated and any adjustable-rate loans exercising their conversion privilege.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31,1998 totaled $59.87 million compared to $39.29 million during 1997. Loan disbursements, including loans originated for sale, during 1998 were $60.74 million compared to $48.02 million during 1997. The increase in loan repayments and disbursements during 1998 reflects an increase in loan refinancings due to lower interest rates. The Company also purchased $40.91 million of mortgage-backed securities during 1998 and $2.55 million during 1997. Investment securities of $31.42 million were purchased during 1998. Maturities and sales of investment securities during the same period totaled $42.22 million. This compares to purchases of $35.14 million and maturities or sales of $22.82 million during 1997.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $55,000 to $202.26 million at December 31,1998 from $202.21 million at December 31,1997. Net of interest credited, deposits decreased by $8.96 million during 1998 as compared to a $1.50 million decrease during 1997. The table below sets forth the deposit flows by type of account, including interest credited, during 1998 and 1997.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                                1998                 1997
                                                         -----------------      ----------------
                                                                  (DOLLARS IN THOUSANDS)

Passbook savings                                         $             666      $         (1,573)
NOW / Super NOW accounts                                             3,245                  (142)
MMDA accounts                                                       (1,263)               (2,005)
                                                         -----------------      ----------------
Total                                                                2,648                (3,720)
                                                         -----------------      ----------------
Certificates:
  7-31 day                                                             101                  (382)
  91 day                                                               117                   (39)
  Six month                                                          3,149                 3,311
  One year                                                         (14,419)                8,124
  Eighteen month                                                     4,301                (1,862)
  Two year                                                           4,208                 9,542
  Thirty-two month                                                       0                   (14)
  Three year                                                         3,835                (6,261)
  Five year                                                         (4,684)               (1,424)
  Jumbo certificates                                                   965                   499
  Other                                                               (166)                 (216)
                                                         -----------------      ----------------
Total                                                               (2,593)                11,27
                                                         -----------------      ----------------

Total deposit increase                                   $              55      $          7,558
                                                         =================      ================

At December 31,1998 Franklin had outstanding Federal Home Loan Bank ("FHLB") advances of $15.58 million. The following table lists those advances by maturity date:

MATURITY                               INTEREST                     OUTSTANDING
 DATE                                   RATE                         BALANCE
--------                               --------                     -----------
                                                                   (IN THOUSANDS)
05/01/06                                 8.15%                        $   197
06/17/08                                 5.10                           2,000
06/18/08                                 5.38                           2,000
09/08/08                                 4.80                           2,000
10/02/08                                 4.82                           1,000
11/06/08                                 4.64                           2,000
11/10/08                                 4.25                           2,000
10/01/10                                 6.35                           3,120
12/01/10                                 6.30                           1,259
                                                                      -------
                                                                      $15,576
                                                                      =======

Subject to certain limitations, based on its current investment in FHLB stock, Franklin is eligible to borrow an additional $20.20 million from the FHLB.

The OTS requires minimum levels of liquid assets ranging between four and ten percent. Current OTS regulations require Franklin to maintain liquid assets (U.S. Treasury and federal agency securities, mortgage-backed securities and other investments) equal to at least 4% of the sum of its net deposit accounts and borrowing payable in one year or less. At December 31,1998, Franklin's regulatory liquidity was 38.27%.

At December 31, 1998 Franklin had outstanding commitments to originate or purchase $4.11 million of mortgage loans or mortgage-backed securities, as compared to $1.95 million at December 31, 1997. During the next twelve months approximately $107.78 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

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

The Company's stockholders' equity decreased approximately $290,000 during 1998 from $21.23 million at December 31,1997 to $20.94 million at the end of 1998. Book value per share increased to $12.29 at December 31, 1998 from $11.87 at the end of 1997. The decrease in stockholders' equity is primarily the result of net income for the year of $1.83 million offset by a decrease in unrealized gains on available-for -sale securities of $325,000, dividends declared of $509,000 and purchases of treasury stock of $1.29 million. As a percentage of total assets, the Company's stockholders' equity equaled 8.71% and 9.21% of total assets at December 31,1998 and 1997, respectively.

Dividends per share of $0.292 and $0.24 were declared in 1998 and 1997, respectively, resulting in payments of $509,000 in 1998 and $428,000 in 1997. See Note 8 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin Savings to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The following table summarizes Franklin's current regulatory capital position:

CAPITAL STANDARD                           ACTUAL           REQUIRED        EXCESS        ACTUAL        REQUIRED          EXCESS
                                           ------           --------        ------        ------        --------          ------
                                                                          (DOLLARS IN THOUSANDS)
Core                                       $15,361          $ 9,525        $ 5,836        6.45%           4.00%              2.45%
Risk-based                                  16,091            8,436          7,655       15.26            8.00               7.26

YEAR 2000 ISSUES

As with all financial institutions, Franklin's operations depend almost entirely on computer systems. Franklin has addressed the potential problems associated with the possibility that the computers which control or operate Franklin's operating systems, facilities and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

Franklin has developed a five stage action plan which assesses the magnitude of the Year 2000 problem, provides a strategy that minimizes the impact of these problems, develops contingency plans to be implemented if critical systems do not become Year 2000 compliant and develops testing procedures to insure that systems are Year 2000 compliant. The status of this effort is reported to the Board of Directors on a regular basis. The Company's technology committee meets on a quarterly basis to monitor the progress being made and address any concerns. The awareness, assessment and renovation phases of this plan are substantially complete and the validation phase is scheduled for completion by the end of the first quarter of 1999.

All third party providers of software have either certified their product as compliant or have indicated that they will be compliant by the end of the first quarter of 1999. The major provider of data processing services to Franklin has completed its migration to a Year 2000 ready platform operating system and data base. Customer transaction and communications testing were completed during the fourth quarter of 1998 with no significant problems. All computer equipment has been tested for Year 2000 compliance and any necessary replacements have been made.

Franklin has not identified any significant expenses which are reasonably likely to be incurred in future periods in connection with this issue and does not expect to incur significant expense to implement any necessary corrective actions. No assurance can be given, at this time, that significant expense will not be incurred in future periods. In the unlikely event that Franklin is ultimately required to purchase replacement computer systems, programs and equipment, or that substantial expense must be incurred to make Franklin's current systems, programs and equipment Year 2000 compliant, Franklin's net income and financial condition could be adversely affected.


In addition to possible expense related to its own systems, Franklin could incur losses if loan payments are delayed due to Year 2000 problems affecting any of its significant borrowers or impairing the payroll systems of large employers in Franklin's primary market area. Because Franklin's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and its primary market area is not significantly dependent upon one employer or industry, Franklin does not expect any significant or prolonged difficulties that could affect net earnings or cash flow.

FUTURE ACCOUNTING ISSUES

The following represent accounting pronouncements which were adopted by the Company during the current year or must be adopted by the Company in future years in order to be in compliance with Generally Accepted Accounting Principles.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and other Postretirement Standards". This statement is effective for fiscal years beginning after December 15, 1997. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. This statement standardizes the disclosure requirements of SFAS No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. Statement 132 does not change any of the measurement or recognition provisions provided for in SFAS No. 87, No. 88 or No. 106. The adoption of this standard did not have an effect on the company's consolidated financial condition or results of operations.


The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is currently assessing the impact that adoption of this standard will have on the Company's financial statements.

                              CORPORATE INFORMATION
MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the trading symbol "FFHS". As of February 26,1999 there were approximately 421 stockholders of record, not including those persons whose shares are held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low sales prices for the Company's common stock as reported on The Nasdaq National Market during the quarters indicated. At February 26,1999 First Franklin's closing sale price as reported on The Nasdaq National Market was $13.75

                                                           STOCK PRICES
QUARTER  ENDED:                                         LOW             HIGH
                                                      ------           ------
March 31,1997                                         $10.67           $12.50
June 30,1997                                           11.33            13.83
September 30,1997                                      13.17            16.00
December 31,1997                                       15.00            20.83
March 31,1998                                          17.17            20.00
June 30,1998                                           14.25            22.00
September 30,1998                                      12.50            16.63
December 31,1998                                       12.00            15.63

DIVIDENDS

Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.292 per share during 1998 and $0.24 per share during 1997.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. Franklin may not declare or pay a cash dividend to the Company or repurchase shares of its stock from the Company if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established by Franklin in connection with the Conversion or to meet applicable regulatory capital requirements. Federal regulations limit Franklin's capital distributions during a calendar year to one hundred percent of its net income plus one-half of its capital surplus ratio at the beginning of the calendar year. In addition, Franklin must give the OTS thirty days notice prior to the declaration of a dividend to the Company. During 1998, Franklin paid approximately $1.58 million in dividends to the Company compared to $277,000 during 1997. These dividend payments represented approximately ninety percent of Franklin's net income for 1998 and eight percent of 1997 net income. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Dela-ware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital; or if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:

Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:

Vorys, Sater, Seymour and Pease, Cincinnati, Ohio

ANNUAL MEETING:

The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 26,1999 at 3:00 P.M.

FORM 10-KSB:

The Company's 1998 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241

                          CLARK, SCHAEFER, HACKETT & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
First Franklin Corporation and Subsidiary

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/ss/  Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 29, 1999

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                              DECEMBER 31,
                                                                   -----------------------------
                                                                        1998            1997
                                                                   -------------   -------------

Cash, including certificates of deposit and other
  interest-earning deposits of $8,060,000 and $3,380,000
  at December 31, 1998 and 1997, respectively                       $  8,369,318    $  5,990,285
Investment securities:
  Securities available-for-sale, at market value (amortized
    cost of  $19,041,099 and $29,739,650 at December 31, 1998
    and 1997 respectively)                                            19,125,146      29,828,885
Mortgage-backed securities:
  Securities available-for-sale, at market value (amortized
    cost of $43,462,293 and $18,208,117 at December 31, 1998
    and 1997 respectively)                                            43,522,235      18,754,756
  Securities held-to-maturity, at amortized cost (market value of $12,468,794 and $17,165,299 at December 31, 1998
    and 1997, respectively)                                           12,355,168      17,158,164
Loans receivable, net                                                150,179,277     152,752,985
Real estate owned, net
Investment in Federal Home Loan Bank
  of Cincinnati stock, at cost                                         1,788,700       1,808,800
Accrued interest receivable:
  Investment securities                                                  267,059         394,783
  Mortgage-backed securities                                             315,750         210,000
  Loans receivable                                                       804.341         828,398
Property and equipment, net                                            2,038,783       1,979,651
Other assets                                                           1,549,036         797,049
                                                                   -------------   -------------
                                                                   $ 240,314,813   $ 230,503,756
                                                                   =============   =============
                                   LIABILITIES
Savings accounts                                                   $ 202,261,392   $ 202,206,185
Federal Home Loan Bank advances                                       15,575,801       5,461,995
Advances by borrowers for taxes and insurance                          1,091,360       1,067,270
Other liabilities                                                        445,150         540,393
                                                                   -------------   -------------
    Total liabilities                                              $ 219,373,703   $ 209,275,843
                                                                   -------------   -------------
Commitments (Notes 13 and 15)


                              STOCKHOLDERS' EQUITY
Preferred stock - $.01 par value, 500,000 shares
  authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares
  authorized, 2,010,867 shares Issued in 1998 and 1997.                   13,406          13,406
Additional paid-in capital                                             6,189,237       6,189,514
Treasury stock, at cost - 306,494 and 222,832 shares
  in 1998 and 1997, respectively                                     (2,630,422)     (1,343,770)
Retained earnings, substantially restricted                           17,273,849      15,949,064
Accumulated other comprehensive income:
  Unrealized gain on available-for-sale securities,
  net of taxes of $48,950 and $216,200 at
  December  31, 1998 and 1997, respectively                               95,040         419,699
                                                                   -------------   -------------
  Total stockholders' equity                                          20,941,110      21,227,913
                                                                   -------------   -------------
                                                                   $ 240,314,813     230,503,756
                                                                   =============   =============

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                            YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------
                                                                1998                1997                   1996
                                                      --------------------    ----------------    ---------------------

Interest income
  Loans receivable                                    $         11,894,693    $     12,156,897    $          11,746,620
  Investment securities                                          1,888,477           1,468,581                1,167,095
  Mortgage-backed securities                                     2,407,935           2,489,398                2,648,299
  Other interest income                                            401,906             358,002                  219,458
                                                      --------------------    ----------------    ---------------------
                                                                16,593,011          16,472,878               15,781,472
                                                      --------------------    ----------------    ---------------------
Interest expense:
  Savings accounts                                              10,178,360          10,106,866                9,325,910
  Borrowed funds                                                   511,986             395,207                  458,867
                                                      --------------------    ----------------    ---------------------
                                                                10,690,346          10,502,073                9,784,777
                                                      --------------------    ----------------    ---------------------
  NET INTEREST INCOME                                            5,902,665           5,970,805                5,996,695
Provision for loan losses                                           73,500              84,000                   91,900
                                                      --------------------    ----------------    ---------------------
  NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                                      5,829,165           5,886,805                5,904,795
                                                      --------------------    ----------------    ---------------------
Noninterest income:
  Service fees on NOW accounts                                     235,653             198,120                  208,912
  Gain on loans sold                                               302,727             215,758                   73,446
  Gain on sale of investments                                      247,289                                       51,376
  Other income                                                     338,021             204,240                  210,408
                                                      --------------------    ----------------    ---------------------
                                                                 1,123,690             618,118                  544,142
                                                      --------------------    ----------------    ---------------------
Noninterest expense:
  Salaries and employee benefits                                 1,925,512           1,804,314                1,744,725
  Occupancy                                                        650,906             594,557                  611,303
  Federal deposit insurance premiums                               124,398             101,098                1,574,041
  Service bureau                                                   238,584             225,237                  255,613
  Taxes other than income taxes                                    204,711             196,734                  212,012
  Loss on sale of investment securities                                                 13,465
  Other                                                          1,066,224           1,080,762                1,073,399
  Termination of pension plan                                                                                   570,732
                                                      --------------------    ----------------    ---------------------
                                                                 4,210,335           4,016,167                6,041,825
                                                      --------------------    ----------------    ---------------------
  INCOME BEFORE FEDERAL INCOME TAXES                             2,742,520           2,488,756                  407,112
Provision for federal income taxes                                 909,148             800,482                  133,342
                                                      --------------------    ----------------    ---------------------
  NET INCOME                                          $          1,833,372    $      1,688,274    $             273,770
                                                      ====================    ================    =====================
  NET INCOME PER COMMON SHARE
    Basic                                             $               1.05    $           0.95    $                0.16
                                                      ====================    ================    =====================
    Diluted                                           $               1.05    $           0.92    $                0.15
                                                      ====================    ================    =====================







                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                         YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------------------------
                                                                            1998              1997                  1996
                                                                      ---------------   ----------------   ------------------

Net Income                                                            $     1,833,372   $      1,688,274   $          273,770
Other comprehensive income, net of taxes
  Unrealized gains (losses) on available-for-sale securities
    Unrealized holding gains (losses) during the year                       (161,448)            193,297               95,191
    Less: Reclassification adjustment for (gains)
      losses included in net income                                         (163,211)              8,887
                                                                      ---------------   ----------------   ------------------
COMPREHENSIVE INCOME                                                  $     1,508,713   $      1,890,458   $          368,961
                                                                      ===============   ================   ==================



                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                NET UNREALIZED
                                                 ADDITIONAL                     GAIN(LOSS) ON
                                   COMMON          PAID-IN       TREASURY     AVAILABLE-FOR-SALE    RETAINED
                                    STOCK          CAPITAL         STOCK          SECURITIES        EARNINGS
                                -------------  --------------  -------------  ------------------  ------------

BALANCE,
DECEMBER 31, 1995               $      12,702  $    5,838,118  $    (442,045)  $       122,324    $ 14,776,527
Issuance of 34,272 shares
  of common stock                         228         114,012
Dividends declared ($0.21)
  per common share                                                                                   (361,471)
Change in net unrealized
  gains on securities
  available-for-sale, net of
  Deferred tax of $49,076                                                               95,191
Purchase of treasury stock                                          (699,150)
Net income for the year
  ended December 31, 1996                                                                              273,770
                                -------------  --------------  -------------   ---------------    ------------
BALANCE,
DECEMBER 31, 1996                      12,930       5,952,130     (1,141,195)          217,515      14,688,826
Issuance of 71,358 shares
  of common stock                         476         237,384
Dividends declared ($0.24)
  per common share                                                                                   (428,036)
Change in net unrealized
  gains on securities
  available-for-sale, net of
  deferred tax of $104,000                                                             202,184
Purchase of treasury stock                                          (202,575)
Net income for the year
  ended December 31, 1997                                                                            1,688,274
                                -------------  --------------  -------------   ---------------    ------------
BALANCE
DECEMBER 31, 1997                      13,406       6,189,514     (1,343,770)          419,699      15,949,064



Redemption of odd shares                                 (277)
  due to stock split

Dividends declared ($0.292)                                                                           (508,587)
  per common share
Change in net unrealized
  gains on securities
  available-for-sale, net of
  Deferred tax of $167,250                                                            (324,659)
Purchase of treasury stock                                        (1,288,652)

Net income for the year
  ended December 31,1998                                                                             1,833,372
                                -------------  --------------  -------------   ---------------    ------------

BALANCE
DECEMBER 31, 1998               $      13,406  $    6,189,237  $  (2,630,422)  $        95,040    $ 17,273,849
                                =============  ==============  =============   ===============    ============








                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------------------------------
                                                                                1998                 1997                1996
                                                                      --------------------    -----------------        ---------

Cash flows from operating activities:
Net income                                                            $          1,833,372    $       1,688,274        $ 273,770
  Adjustments to reconcile net income to
    net cash provided by operating activities:
  Provision for loan losses                                                         73,500               84,000           91,900
  Depreciation                                                                     175,256              166,252          146,410
  Amortization                                                                     198,792               65,925           54,235
  Deferred income taxes                                                            (17,800)              12,125         (120,970)
  Gain on sale of assets                                                          (334,206)             (56,656)        (135,932)
  FHLB stock dividends                                                            (125,800)            (125,400)        (117,400)
  (Increase) decrease in
    accrued interest receivable                                                     46,031             (192,739)          11,162
  (Increase) decrease in other assets                                             (617,520)            (516,983)         547,603
  (Decrease) increase in other liabilities                                         (95,243)             105,546          321,972
  Other, net                                                                      (160,491)              76,703         (371,748)
  Proceeds from sale of loans originated for sale                               17,364,729           11,711,972        3,461,645
  Disbursements on loans originated for sale                                   (17,284,023)         (11,221,025)      (3,873,604)
                                                                      --------------------    -----------------        ---------
  NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                                         1,056,597            1,797,994          289,043
                                                                      --------------------    -----------------        ---------


Cash flows from investing activities:
  Principal reductions on loans
    and mortgage-backed securities                                              59,867,475           39,291,074       29,642,973
  Disbursements on mortgage and
    other loans originated for investment                                      (43,458,689)         (36,797,346)     (34,171,188)
  Proceeds from sale of student loans                                              232,116              361,650          853,274
  Proceeds from sale of loan participations                                                                              608,000
  Purchase of loans                                                                                                   (1,057,779)
  Purchase of investment securities:
  Available-for-sale                                                           (31,417,422)         (35,142,886)      (4,198,996)
  Proceeds from sale of investment securities:
  Available-for-sale                                                            15,065,000            9,976,883
  Proceeds from maturities of investment securities:
  Available-for-sale                                                            27,155,000           12,845,000        5,625,000
  Purchase of mortgage-backed securities:
  Available-for-sale                                                           (40,909,711)          (2,550,937)      (4,004,727)
  Proceeds from sale of mortgage-backed securities:
  Available-for-sale                                                             6,479,291
  Proceeds from sale of other assets                                                                                     101,376
  Sale of FHLB stock                                                               145,900               66,700           17,000
  Proceeds from sale of real estate owned                                                               172,956          149,127
  Capital expenditures                                                            (240,820)            (257,906)        (327,434)
  Proceeds from sale of property and equipment                                       6,432               11,689
                                                                      --------------------    -----------------        ---------
  NET CASH USED BY
  INVESTING ACTIVITIES                                                          (7,075,428)         (12,023,123)      (6,763,374)
                                                                      --------------------    -----------------        ---------

                                   Continued



                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED


                                                                                     YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------------------
                                                                           1998               1997                1996
                                                                     ---------------   -----------------    ---------------

Cash flows from financing activities:
  Net increase in deposits                                           $        55,207   $       7,558,413    $     4,800,528
  Purchase of deposits                                                                                            5,087,993
  Proceeds from sale of common stock                                                             237,860            114,240
  Purchase of treasury stock                                              (1,286,652)           (202,575)          (699,150)
  Payment of dividends                                                      (508,587)           (428,036)          (361,471)
  Proceeds from (repayment of)  Federal Home
    Loan Bank advances, net                                               10,113,806            (960,658)          (970,519)
  Increase (decrease) in advances by borrowers
    for taxes and insurance                                                   24,090                 956           (140,339)
                                                                     ---------------   -----------------    ---------------
      NET CASH  PROVIDED BY
        FINANCING ACTIVITIES                                               8,397,864           6,205,960          7,831,282
                                                                     ---------------   -----------------    ---------------

        NET INCREASE (DECREASE) IN CASH                                    2,379,033          (4,019,169)         1,356,951



Cash at beginning of year                                                  5,990,285          10,009,454          8,652,503
                                                                     ---------------   -----------------    ---------------

CASH AT END OF YEAR                                                  $     8,369,318   $       5,990,285    $    10,009,454
                                                                     ===============   =================    ===============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest, including interest credited
      to savings accounts                                            $    10,686,018   $      10,494,547    $     9,798,837
                                                                     ===============   =================    ===============


    Income taxes                                                     $       890,000   $         675,000    $       253,000
                                                                     ===============   =================    ===============

Supplemental disclosure of noncash activities:

  Real estate acquired in settlement of loans                                                               $       406,042
                                                                                                            ===============
  Change in unrealized gain on available-for-sale securities         $      (491,859)  $         306,258    $       144,267
                                                                     ===============   =================    ===============










                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND ACCOUNTING POLICIES:

     The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

     ORGANIZATION

     First Franklin Corporation (the Company) is a holding company formed in 1988 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation. All significant inter-company transactions have been eliminated in consolidation.

     Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

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

     Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 1998 and 1997, the Company did not hold any trading securities.


     Gains and losses realized on the sale of investment securities are accounted for Fon the trade date using the specific identification method.

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

     The Company's policy is to sell in the secondary market eligible fixed rate, single-family loans originated. Loan sales totaled $17,364,729 and $11,711,972 during 1998 and 1997. The amount of loans held for sale at December 31, 1998 and 1997 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

     EARNINGS PER COMMON SHARE


     Weighted average shares for 1997 and 1996 have been restated for the adoption of Statement of Financial Accounting Standard (SFAS) No. 123 "Earnings Per Share". Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive. Earnings per share have been restated to account for a three for two stock split during 1998.

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

 2. INVESTMENT AND MORTGAGE-BACKED SECURITIES:

     The amortized cost and estimated market values of investment securities are as follows:

                                                                                DECEMBER 31, 1998
                                           ---------------------------------------------------------------------------------------
                                                                         GROSS               GROSS                ESTIMATED
                                                  AMORTIZED           UNREALIZED           UNREALIZED               MARKET
                                                     COST                GAINS               LOSSES                 VALUE
                                           --------------------   ------------------   -----------------   -----------------------
Available-for-sale:
  U.S. Treasury securities and
    obligations of U.S. Government
    Corporations and agencies              $         18,190,495   $           30,549   $           8,191   $            18,212,853
  Obligations of states and
    municipalities                                      850,604               61,689                                       912,293
                                           --------------------   ------------------   -----------------   -----------------------
                                           $         19,041,099   $           92,238   $           8,191   $            19,125,146
                                           ====================   ==================   =================   =======================

                                                                                DECEMBER 31, 1997
                                           ---------------------------------------------------------------------------------------
                                                                         GROSS               GROSS                ESTIMATED
                                                  AMORTIZED           UNREALIZED           UNREALIZED               MARKET
                                                     COST                GAINS               LOSSES                 VALUE
                                           --------------------   ------------------   -----------------   -----------------------
Available-for-sale:
  U.S. Treasury securities and
    obligations of U.S. Government
    corporations and agencies              $         28,633,938   $           51,681   $          28,188   $            28,657,431
  Obligations of states and
    municipalities                                    1,105,712               65,742                                     1,171,454
                                           --------------------   ------------------   -----------------   -----------------------
                                           $         29,739,650   $          117,423   $          28,188   $            29,828,885
                                           ====================   ==================   =================   =======================

The amortized cost and estimated market value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                                                ESTIMATED
                                                                            AMORTIZED            MARKET
                                                                              COST                VALUE
                                                                    ---------------------   ----------------
Available-for-sale:
  Due in one year or less                                           $             180,203   $        183,099
  Due after one year through five years                                         4,723,508          4,772,221
  Due after five years through ten years                                       12,791,447         12,811,237
  Due after ten years                                                           1,345,941          1,358,589
                                                                    ---------------------   ----------------
                                                                    $          19,041,099   $     19,125,146
                                                                    =====================   ================

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                                                      YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------------------------------
                                                                         1998                  1997                   1996
                                                               ---------------------     ---------------     ---------------------

Taxable interest income                                        $           1,696,177     $     1,273,920     $             982,075
Nontaxable interest income                                                    66,331              69,018                    67,453
Dividends                                                                    125,969             125,643                   117,567
                                                               ---------------------     ---------------     ---------------------
                                                               $           1,888,477     $     1,468,581     $           1,167,095
                                                               =====================     ===============     =====================

    The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                                               DECEMBER 31, 1998
                                   -----------------------------------------------------------------------------------------
                                                                 GROSS               GROSS                 ESTIMATED
                                         AMORTIZED            UNREALIZED           UNREALIZED               MARKET
                                           COST                  GAINS               LOSSES                  VALUE
                                   --------------------   ------------------   -----------------   ------------------------
Available-for-sale:
  FHLMC certificates               $          7,176,769   $           16,762   $          12,086   $              7,181,445
  FNMA certificates                          17,793,764               66,406              13,856                 17,846,314
  GNMA certificates                          18,491,760               49,552              46,836                 18,494,476
                                   --------------------   ------------------   -----------------   ------------------------
                                   $         43,462,293   $          132,720   $          72,778   $             43,522,235
                                   ====================   ==================   =================   ========================

Held-to-maturity:
  FHLMC certificates               $          6,501,266   $          116,253   $           3,175   $              6,614,344
  FNMA certificates                           5,393,722                1,855               1,307                  5,394,270
  Collateralized mortgage
    obligations                                 460,180                                                             460,180
                                   --------------------   ------------------   -----------------   ------------------------
                                   $         12,355,168   $          118,108   $           4,482   $             12,468,794
                                   ====================   ==================   =================   ========================

                                                                        DECEMBER 31, 1997
                                   -----------------------------------------------------------------------------------------
                                                                 GROSS               GROSS                 ESTIMATED
                                           AMORTIZED          UNREALIZED           UNREALIZED               MARKET
                                              COST               GAINS               LOSSES                  VALUE
                                   --------------------   ------------------   -----------------   ------------------------
Available-for-sale:
  FHLMC certificates                $         3,143,326   $          111,126                       $              3,254,452
  FNMA certificates                           7,032,716              165,964   $           8,689                  7,189,991
  GNMA certificates                           8,032,075              278,238                                      8,310,313
                                   --------------------   ------------------   -----------------   ------------------------
                                    $        18,208,117   $          555,328   $           8,689   $             18,754,756
                                   ====================   ==================   =================   ========================

Held-to-maturity:
  FHLMC certificates                $         9,795,317   $          143,814   $          30,199   $              9,908,932
  FNMA certificates                           6,893,525                                  106,480                  6,787,045
  Collateralized mortgage
    obligations                                 469,322                                                           469,322
                                   --------------------   ------------------   -----------------   ------------------------
                                    $        17,158,164   $          143,814   $         136,679   $             17,165,299
                                   ====================   ==================   =================   ========================

3.  LOANS RECEIVABLE:

    The Company originates primarily single-family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

    Loans receivable, net consists of the following:

                                                               DECEMBER 31,
                                                   ---------------------------------
                                                        1998                1997
                                                   -------------       -------------
First mortgage loans:
  Principal balances:
    Collateralized by one to four-
      family residences                            $ 120,767,680       $ 120,496,946
    Collateralized by multi-family properties          7,262,448           7,654,962
    Collateralized by other properties                15,571,636          18,071,235
    Construction loans                                 7,149,298           6,129,861
                                                   -------------       -------------
                                                     150,751,062         152,353,004
Less:
    Undisbursed portion of construction loans         (2,431,435)         (2,255,844)
    Net deferred loan origination fees                   (44,177)           (161,515)
    Unearned premiums                                      4,944               4,027
                                                   -------------       -------------
              TOTAL FIRST MORTGAGE LOANS             148,280,394         149,939,672
                                                   -------------       -------------

Consumer and other loans:
  Principal balances:
    Consumer loans                                     1,715,176           2,561,104
    Loans on savings accounts                            836,673             852,561
    Student loans                                        438,901             414,671
                                                   -------------       -------------
            TOTAL CONSUMER AND OTHER LOANS             2,990,750           3,828,336
                                                   -------------       -------------

Less allowance for loan losses                        (1,091,867)         (1,015,023)
                                                   -------------       -------------
                                                   $ 150,179,277)      $ 152,752,985
                                                   =============       =============

Activity in the allowance for loan losses is summarized as follows:

                                              YEARS ENDED DECEMBER 31,
                                     -------------------------------------------
                                        1998            1997            1996
                                     ----------      ----------      ----------
Balance, beginning of year           $1,015,023      $  928,896      $  947,184
Provision for loan losses                73,500          84,000          91,900
Charge-offs and recoveries, net           3,344           2,127         (56,797)
Other changes                              --              --           (53,391)
                                     ----------      ----------      ----------
BALANCE, END OF YEAR                 $1,091,867      $1,015,023      $  928,896
                                     ==========      ==========      ==========

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 1998 and 1997 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $55,888,000, $57,842,000 and $54,269,000 at December 31, 1998,
1997 and 1996, respectively.

Mortgage servicing rights of $215,810 and $145,638 were capitalized in 1998 and 1997, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 1998 and 1997. Amortization of mortgage-servicing rights was $61,595 and $13,462 for1998 and 1997, respectively.

4.   REAL ESTATE OWNED:

     Real estate owned consists of the following:

                                                 YEARS ENDED DECEMBER 31,
                                        ----------------------------------------
                                          1998            1997           1996
                                          ----            ----           ----
     Real estate owned                                                 $233,252
     Less allowance for losses                                          (52,375)
                                                                       --------
                                                                       $180,877
                                                                       ========

     Activity in the allowance for losses on real estate owned is summarized as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                       ----------------------------------
                                                         1998         1997         1996
                                                         ----         ----         ----
    Balance, beginning of year                                   $  52,375
    Allowance utilized in sale of real estate owned                (52,375)   $  (13,900)
    Other changes                                                                 66,275
                                                                   -------      --------
    BALANCE, END OF YEAR                                                      $   52,375
                                                                   =======    ==========


5.  PROPERTY AND EQUIPMENT:

    Property and equipment, net consists of the following:

                                                            DECEMBER 31,
                                                   -----------------------------
                                                       1998              1997
                                                       ----              ----

    Buildings and improvements                     $ 1,591,370       $ 1,485,452
    Leasehold improvements                           1,006,041           968,578
    Furniture, fixtures and equipment                1,640,684         1,561,525
                                                   -----------       -----------
                                                     4,238,095         4,015,555

    Accumulated depreciation and amortization       (2,738,743)       (2,575,335)
                                                   -----------       -----------
                                                     1,499,352         1,440,220

    Land                                               539,431           539,431
                                                   -----------       -----------
                                                   $ 2,038,783       $ 1,979,651
                                                   ===========       ===========

6.  SAVINGS ACCOUNTS:

    Savings accounts consist of the following:

                                                DECEMBER 31, 1998                          DECEMBER 31, 1997
                                 --------------------------------------------   -------------------------------------------
                                  WEIGHTED                          PERCENT     WEIGHTED                           PERCENT
                                  AVERAGE                              OF       AVERAGE                              OF
                                    RATE           AMOUNT           DEPOSITS      RATE           AMOUNT            DEPOSITS
                                  --------      ------------        --------    --------       ------------        --------

    Passbooks                      2.75%        $ 23,220,058           11.5%      2.75%       $ 22,553,861           11.1%
    NOW accounts and variable
      rate money market savings
      and checking accounts        2.09           24,780,386           12.2       2.22          22,798,488           11.3
                                                ------------          -----                   ------------          -----
                                                  48,000,444           23.7                     45,352,349           22.4
                                                ------------          -----                   ------------          -----
    Certificates:
      1-6 month                    5.13           40,457,251           20.0       5.52          37,088,829           18.3
      1 year                       5.26           19,924,763            9.9       5.75          34,341,723           17.0
      18 month                     5.59           25,845,935           12.8       5.90          21,545,168           10.7
      18 month - 5 years           5.80           45,569,318           22.5       5.91          37,534,789           18.6
      5-8 years                    5.74           17,811,867            8.8       5.75          22,656,736           11.2
      Jumbos                       4.48            4,651,814            2.3       5.19           3,686,591            1.8
                                                ------------          -----                   ------------          -----
                                                 154,260,948           76.3                    156,853,836           77.6
                                                ------------          -----                   ------------          -----
    TOTAL SAVINGS
      ACCOUNTS                                  $202,261,392          100.0%                  $202,206,185          100.0%
                                                ============          =====                   ============          =====

    At December 31, 1998, scheduled maturities of certificate accounts are as follows:

          1999                     $107,777,730
          2000                       29,940,081
          2001                        6,778,479
          2002                          917,508
          2003                        8,847,150
          Thereafter                         --
                                   ------------
                                   $154,260,948
                                   ============

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                                  YEARS ENDED DECEMBER 31,
                                       ---------------------------------------------
                                          1998             1997             1996
                                          ----             ----             ----

    Passbooks                          $   619,736      $   631,146      $   683,238
    NOW and money market accounts          473,835          493,555          528,380
    Certificates                         9,084,789        8,982,165        8,114,292
                                       -----------      -----------      -----------
                                       $10,178,360      $10,106,866      $ 9,325,910
                                       ===========      ===========      ===========

7.   FEDERAL HOME LOAN BANK ADVANCES:

     FHLB advances at December 31, 1998 consist of the following:

                                          INTEREST           OUTSTANDING
        MATURITY DATE                       RATE               BALANCE
        --------------                    --------           -----------
        05/01/06                            8.15%            $   197,139
        06/17/08                            5.10               2,000,000
        06/18/08                            5.38               2,000,000
        09/08/08                            4.80               2,000,000
        10/02/08                            4.82               1,000,000
        11/06/08                            4.64               2,000,000
        11,10,08                            4.25               2,000,000
        10/01/10                            6.35               3,119,643
        12/01/10                            6.30               1,259,019
                                                             -----------
                                                             $15,575,801
                                                             ===========

    The advances require principal payments as follows:

        1999                                                $    690,468
        2000                                                     615,619
        2001                                                     548,970
        2002                                                     489,713
        2003                                                     437,122
        Thereafter                                            12,793,909
                                                             -----------
                                                             $15,575,801
                                                             ===========

     As collateral for the advances, the Company has pledged mortgage loans equal to or greater than 150% of the outstanding balance.

8.   STOCKHOLDERS' EQUITY:

     Retained earnings are restricted by regulatory requirements and federal income tax requirements.

     In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 9). At December 31, 1998, the most restrictive required level of capital to satisfy regulatory requirements was approximately $9,525,000.

     Franklin Savings and Loan Company was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1998, include approximately $3.18 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1.14 million at December 31, 1998.

     A bill repealing the thrift bad debt reserve was signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

     Tax reserves accumulated after 1987 were automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated. The tax law change has no effect as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

     Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. Under regulations of the OTS, Franklin Savings is not permitted to pay dividends on its common stock if its regulatory capital is reduced below the amount required to meet applicable regulatory capital requirements. OTS regulations utilize a tiered approach which permits various levels of distributions based primarily upon an institution's capital level and net income. Based upon current OTS regulations and its capital structure at December 31, 1998, the Company may make capital distributions during a year up to 100% of its net earnings current year to date, plus 50% of the amount by which the lesser of the Company's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

    In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain savings account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having savings accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of savings account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

    The Company had a stock option plan (the 1987 Stock Option and Incentive
    Plan) for officers, key employees, and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they were granted. These options expired during 1997. The Company had authorized the issuance of up to 186,600 common shares under the plan. Transactions involving the 1987 Plan are summarized as follows:

                                                              1997                   1996
                                                              ----                   ----
    Options outstanding at beginning of year                 71,358                 108,054
    Cancelled                                                                        (2,424)
    Exercised                                               (71,358)                (34,272)
                                                             ------                 -------
    OPTIONS OUTSTANDING AT END OF YEAR                                               71,358
                                                             ======                 =======

     All options outstanding and exercised had an option price of $3.33.

     During 1997, the Company established a new stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common stock are granted at a price no less than the fair market value of the shares at the date of the grant. Options may be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan. Transactions involving the Plan are summarized as follows:

                                                              1998                    1997
                                                              ----                    ----
    Options outstanding at beginning of year                 68,100
    Granted -December 1998 and 1997                          69,825                  68,100
    Cancelled                                               (10,950)
    Exercised
                                                            -------                  ------
    OPTIONS OUTSTANDING AT END OF YEAR                      126,975                  68,100
                                                            =======                  ======

     All options have an exercise price between $13.56 and $19.80. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company met the performance goals for the year 1998 thereby making the 1997 options exercisable over the next three years.

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

                                                               1998
                                                               ----
     Net income: As reported                                $1,833,372
     Additional compensation cost                              121,532
       Pro forma net income                                  1,711,840
     Basic earnings per share
       As reported                                               $1.05
       Proforma                                                    .98

     The estimated fair value of options granted was calculated by the Black-Scholes method. Assumption used in the calculations are as follows:

     Risk-free interest rate U.S.       Treasury strips rate on date of grant which was 4.8%
     Expected life                      Life of options, which is ten years
     Expected volatility                .65% based on the 48 month history of stock prices
     Expected dividends                 $.30 per share

9.   REGULATORY CAPITAL REQUIREMENTS:

     The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. In general, the capital standards established for savings institutions must be no less stringent than capital adequacy standards applicable to national banks set by the Office of the Comptroller of the Currency. At December 31, 1998, the capital adequacy standards include a 4% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 1998, Franklin Savings meets each of the capital requirements as follows:

                                                                                    FRANKLIN'S COMPUTED
                                                                                       CAPITAL AS A
                                             COMPUTED            FRANKLIN'S             PERCENT OF
                                            REGULATORY            COMPUTED           TOTAL ASSETS OR
                                           REQUIREMENTS            CAPITAL          RISK-ADJUSTED ASSETS
                                           ------------          ----------       ----------------------

     Tier 1 capital                       $    9,525,000       $    15,361,000             6.45%
     Risk-based capital                        8,436,000            16,091,000            15.26%

10.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

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

     The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                               DECEMBER 31, 1998                       DECEMBER 31, 1997
                                        --------------------------------        --------------------------------
                                          CARRYING              FAIR              CARRYING              FAIR
                                           AMOUNT               VALUE              AMOUNT               VALUE
                                        ------------        ------------        ------------        ------------
    Financial assets:
      Cash and cash equivalents         $  8,369,318        $  8,369,318        $  5,990,285        $  5,990,285
      Investment securities               19,125,146          19,125,146          29,828,885          29,828,885
      Mortgage-backed securities          55,877,403          55,991,000          35,919,920          35,920,055
      Loans receivable                   150,179,277         151,517,000         152,752,985         155,572,000
      Investment in FHLB stock             1,788,700           1,788,700           1,808,800           1,808,800

    Financial  liabilities:
      Savings accounts                   202,261,392         203,480,000         202,206,185         202,211,000
      FHLB advances                       15,575,801          15,994,000           5,461,995           5,461,995

                                              CONTRACTUAL           FAIR          CONTRACTUAL          FAIR
                                                AMOUNT             VALUE            AMOUNT             VALUE
                                              -----------        ----------       -----------        ----------
    Unrecognized financial instruments:
      Commitments to extend credit             $4,110,000        $4,110,000        $1,952,000        $1,952,000
      Unfunded construction loans               2,431,000         2,431,000         2,256,000         2,256,000

11. FEDERAL INCOME TAXES:

     The components of income tax expense are as follows:

                                YEARS ENDED DECEMBER 31,
                      ---------------------------------------------
                         1998              1997            1996
                         ----              ----            ----
    Federal:
      Current         $ 924,170         $ 788,357        $ 254,312
      Deferred          (15,022)           12,125         (120,970)
                      ---------         ---------        ---------
                      $ 909,148         $ 800,482        $ 133,342
                      =========         =========        =========


   Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pretax income as follows:

                                                      YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------
                                            1998              1997              1996
                                            ----              ----              ----
    Tax at statutory rates                $ 932,457         $ 846,177         $ 138,419
    Benefit of tax exempt interest          (15,343)          (15,771)          (16,364)
    Other                                    (7,966)          (29,924)           11,287
                                          ---------         ---------         ---------
                                          $ 909,148         $ 800,482         $ 133,342
                                          =========         =========         =========

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:


                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                          1998             1997
                                                          ----             ----
    Deferred tax asset arising from:
      Loan loss reserve                                 $ 387,000         $ 362,200
      Deferred loan fees and costs                         64,000            74,000
      Depreciation                                         47,400            32,500
      Other, net                                           27,700            25,400
                                                        ---------         ---------
              TOTAL DEFERRED TAX ASSETS                   526,100           494,100
                                                        ---------         ---------
    Deferred tax liability arising from:
      FHLB stock                                         (365,100)         (350,900)
      Unrealized gain on securities                       (49,000)         (216,200)
                                                        ---------         ---------
              TOTAL DEFERRED TAX LIABILITIES             (414,100)         (567,100)
                                                        ---------         ---------
              NET DEFERRED TAX (LIABILITY) ASSET        $ 112,000         $ (73,000)
                                                        =========         =========

   Net deferred tax (liabilities) assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

12.  BENEFIT PLANS

     The Company has a noncontributory defined contribution pension plan and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

     The Company implemented, during 1996, a noncontributory defined contribution pension plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $110,190, $130,341 and $115,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of the employer. The Company contributed $100,000 to the ESOP in 1998, 1997 and 1996. At December 31, 1998, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 1998, 1997, and 1996. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 1998, the ESOP held 150,103 allocated shares and 15,350 shares committed to be allocated.

13.  LEASE COMMITMENTS:

     The Company, as leasee, leases certain facilities under operating leases which expire over the next thirteen years, with renewal options.

     The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

          Year ending December 31:
               1999                                                 $120,310
               2000                                                   50,138
               2001                                                   18,860
               2002                                                   15,972
               2003                                                   15,972
            Thereafter                                               101,156
                                                                     -------
                                                                    $322,408
                                                                    ========

     Rent expense was $163,693, $139,297 and $194,632 in 1998, 1997 and 1996,
     respectively.

     The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

     The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

          Year ending December 31:
               1999                                             $ 99,186
               2000                                              101,605
               2001                                              102,089
               2002                                               87,090
                                                                --------
                                                                $389,970
                                                                ========


14.  LOANS TO RELATED PARTIES:

     Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1998. The following is an analysis of the activity of such loans for the years indicated:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------------------------
                                                                       1998               1997                   1996
                                                                -----------------  ------------------  -----------------------

     Balance, beginning of year                                 $       1,484,053  $          830,787  $               717,079
     Loans originated                                                     745,640             696,776                  456,113
     Retirement of Director                                                                                          (205,000)
     Repayments                                                         (285,850)            (43,510)                (137,405)
                                                                -----------------  ------------------  -----------------------
     BALANCE, END OF YEAR                                       $       1,943,843  $        1,484,053  $               830,787
                                                                =================  ==================  =======================

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed-rate loans, and, therefore, their value is subject to market risk as well as credit risk.

     At December 31, 1998, the Company's total commitment to extend credit was approximately $4.11 million, and the Company had commitments to disburse construction loans of approximately $2.43 million. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $370,000.

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

     On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the SAIF. All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Company's special assessment was $1,144,780. The assessment was charged against earnings during 1996. Beginning January 1, 1997, SAIF members have been assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium. At the present time the regular insurance premium which applies to the Company is the lowest risk category of $2,000 per year.

18.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

     The following condensed balance sheets as of December 31, 1998 and 1997 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 1998 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS
                                     ASSETS

                                                                                      DECEMBER 31,
                                                                          ------------------------------------
                                                                                 1998                  1997
                                                                          -----------------        -----------
Cash                                                                      $       1,060,035        $ 2,472,886
Investment securities:
  Available-for-sale                                                                                 2,143,904
Investment in Franklin Savings                                                   15,524,906         15,688,750
Loans to Franklin Savings                                                         3,300,000
Other assets                                                                      1,231,070          1,160,588
                                                                          -----------------        -----------
                                                                          $      21,116,011        $21,466,128
                                                                          =================        ===========



                              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                               $         174,901          $ 238,215

Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding Common stock - $.01 par value,
2,500,000 shares authorized, 2,010,867  shares issued in 1998 and 1997.              13,406             13,406

Additional paid-in capital                                                        6,189,237          6,189,514
Treasury stock, at cost - 306,494 and 222,832 shares
in 1998 and 1997, respectively                                                  (2,630,422)        (1,343,770)
Retained earnings                                                                17,273,849         15,949,064
Net unrealized  gain on available-for-sale
securities of parent and subsidiary                                                  95,040            419,699
                                                                          -----------------        -----------
                                                                          $      21,116,011        $21,466,128
                                                                          =================        ===========

  18. FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
                                   CONTINUED:

                         CONDENSED STATEMENTS OF INCOME

                                                                                        YEARS ENDED DECEMBER 31,
                                                                     --------------------------------------------------------------
                                                                             1998               1997                   1996
                                                                     -------------------  ----------------     --------------------
Equity in earnings of Franklin Savings                               $        1,746,771  $      1,654,817     $            146,741
Interest income                                                                 243,178           227,755                  272,045
Operating expenses                                                             (353,019)         (296,012)                (113,337)
Other Income (loss)                                                             222,842           107,664                   26,296
Federal income tax expense                                                      (26,400)           (5,950)                 (57,975)
                                                                     -------------------  ----------------     --------------------
                                                                     $        1,833,372  $      1,688,274     $            273,770
                                                                     ===================  ================     ====================

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                        YEARS ENDED DECEMBER 31,
                                                                     --------------------------------------------------------------
                                                                            1998                1997                   1996
                                                                     -------------------  ----------------     --------------------
Cash flows from operating activities:
  Net income                                                         $      1,833,372    $      1,688,274    $             273,770
  Equity in earnings of Franklin Savings                                   (1,746,771)         (1,654,817)                (146,741)
  Dividends received from Franklin Savings                                  1,582,000             277,000                  464,000
  Change in other assets and liabilities                                      (41,908)            107,697                   14,765
                                                                     -------------------  ----------------     --------------------
      NET CASH PROVIDED BY
        OPERATING ACTIVITIES                                                1,626,693             418,154                  605,794
                                                                     -------------------  ----------------     --------------------

Cash flows from investing activities:
  Loan to Franklin Savings                                                 (3,300,000)
  Maturity (purchase) of investment securities                              2,150,000           1,000,000                  500,000
  Capital expenditures                                                        (94,305)            (96,866)                (188,129)
                                                                     -------------------  ----------------     --------------------
      NET CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES                                               (1,244,305)            903,134                  311,871

Cash flows from financing activities:
  Payment of dividends                                                       (508,587)           (428,036)                (361,471)
  Proceeds from sale of common stock                                                              237,860                  114,240
  Purchase of treasury stock                                               (1,286,652)           (202,575)                (699,150)
                                                                     -------------------  ----------------     --------------------
      NET CASH USED IN FINANCING ACTIVITIES                                (1,795,239)           (392,751)                (946,381)
                                                                     -------------------  ----------------     --------------------

      NET INCREASE (DECREASE) IN CASH                                      (1,412,851)            928,537                 (28,716)

 Cash at beginning of year                                                  2,472,886           1,544,349                1,573,065
                                                                     -------------------  ----------------     --------------------

CASH AT END OF YEAR                                                  $      1,060,035    $      2,472,886    $           1,544,349
                                                                     =================    ================    =====================

19. MADISON SERVICE CORPORATION:

    In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 1998, is presented:

                                  BALANCE SHEET

                                      ASSETS

            Cash                                       $218,060
            Other assets                                 15,000
                                                       --------
                                                       $233,060
                                                       ========

                       LIABILITIES AND STOCKHOLDER'S EQUITY

            Accrued expenses                          $     (63)
            Equity                                      233,123
                                                      ---------
                                                      $ 233,060
                                                      =========

                               STATEMENT OF INCOME

            Revenues:
               Interest income                        $  6,458
               Service fees and other                   10,770
            Operating expenses                          (5,529)
                                                      --------
            INCOME BEFORE FEDERAL INCOME TAX            11,699
            Federal income tax                           3,978
                                                      --------
            NET INCOME                                $  7,721
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

c. Franklin Savings' investment in Madison Service Corporation consists of:


   Common stock, 220 shares issued and outstanding                    $110,000
   Retained earnings                                                   123,123
                                                                      --------
                                                                      $233,123
                                                                      ========

20. EARNINGS PER SHARE:

    Earnings per share for the year ended December 31, 1998, 1997 and 1996 is calculated as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                                  ------------------------------------------------
                                                    INCOME              SHARES           PER-SHARE
                                                  (NUMERATOR)        (DENOMINATOR)        AMOUNT
                                                  -----------        -------------       ---------

   Basic ESP
   Income available to common stockholders         $1,833,372          1,753,595         $   1.05
                                                                                         ========

   Effect of dilutive securities:
     Stock options - 1997 Plan
                                                   ----------          ---------

   Diluted EPS
   Income available to common stockholders
     + assumed conversions                         $1,833,372          1,753,595         $   1.05
                                                   ==========          =========         ========

                                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  -----------------------------------------------
                                                    INCOME             SHARES           PER-SHARE
                                                  (NUMERATOR)       (DENOMINATOR)        AMOUNT
                                                  -----------       -------------       ---------

   Basic EPS
   Income available to common stockholders         $1,688,274          1,778,003         $   0.95
                                                                                         ========

   Effect of dilutive securities:
     Stock options
     1987 Plan                                                            54,384
     1997 Plan                                                             4,697
                                                   ----------          ---------

   Diluted ESP
   Income available to common stockholders
     + assumed conversions                         $1,688,274          1,837,084         $   0.92
                                                   ==========          =========         ========

                                                        FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  ----------------------------------------------
                                                    INCOME              SHARES         PER-SHARE
                                                  (NUMERATOR)        (DENOMINATOR)      AMOUNT
                                                  -----------        -------------     ---------

   Basic ESP
   Income available to common stockholders         $ 273,770         1,754,520         $   0.16
                                                                                       ========

   Effect of dilutive securities:
     Stock options - 1987 Plan                                          72,581
                                                   ---------         ---------

   Diluted EPS
   Income available to common stockholders
     + assumed conversions                         $ 273,770         1,827,101         $   0.15
                                                   =========         =========         ========

   The effect of the stock options was anti-dilutive for the year ended December 31, 1998 and therefore the stock options were not included in the dilutive EPS for the period.

21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

    All adjustments necessary for a fair statement of income for each period have been included.

                                                                1998
                                                         (DOLLARS IN THOUSANDS)
                                         ----------------------------------------------------
                                          FIRST         SECOND          THIRD         FOURTH
                                         QUARTER        QUARTER        QUARTER        QUARTER
                                         -------        -------        -------        -------

    Interest income                      $4,203         $4,205         $4,133         $4,052
    Interest expense                      2,636          2,673          2,700          2,681
                                          -----          -----          -----          -----

       NET INTEREST INCOME                1,567          1,532          1,433          1,371
    Provision for loan losses                32             10             11             21
                                          -----          -----          -----          -----

       NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES        1,535          1,522          1,422          1,350

    Noninterest income                      364            166            290            304
    Noninterest expense                   1,093          1,029          1,099            989
                                          -----          -----          -----          -----

    INCOME BEFORE FEDERAL
      INCOME TAXES                          806            659            613            665

    Federal income taxes                    269            216            201            224
                                          -----          -----          -----          -----
       NET INCOME                        $  537         $  443         $  412         $  441
                                         ======         ======         ======         ======
    Earnings per common share
       BASIC                             $ 0.30         $ 0.25         $ 0.24         $ 0.26
                                         ======         ======         ======         ======

       DILUTED                           $ 0.30         $ 0.25         $ 0.24         $ 0.26
                                         ======         ======         ======         ======


                                                                1997
                                                        (DOLLARS IN THOUSANDS)
                                         ----------------------------------------------------
                                          FIRST         SECOND          THIRD         FOURTH
                                         QUARTER        QUARTER        QUARTER        QUARTER
                                         -------        -------        -------        -------
    Interest income                      $3,955         $4,088         $4,213         $4,217
    Interest expense                      2,515          2,576          2,743          2,668
                                         ------         ------         ------         ------

       NET INTEREST INCOME                1,440          1,512          1,470          1,549
    Provision for loan losses                21             21             21             21
                                         ------         ------         ------         ------

       NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES        1,419          1,491          1,449          1,528

    Noninterest income                      110            142            171            211
    Noninterest expense                   1,008            974          1,008          1,043
                                         ------         ------         ------         ------

        INCOME BEFORE FEDERAL
          INCOME TAXES                      521            659            612            696

    Federal income taxes                    173            217            203            207
                                         ------         ------         ------         ------
        NET INCOME                       $  348         $  442         $  409         $  489
                                         ======         ======         ======         ======
    Earnings per common share
        BASIC                            $ 0.20         $ 0.25         $ 0.23         $ 0.27
                                         ======         ======         ======         ======

        DILUTED                          $ 0.19         $ 0.24         $ 0.22         $ 0.27
                                         ======         ======         ======         ======