Form 10KSB40, Exhibit 13
period 1999-12-31
FIRST FRANKLIN CORP
filed 2000-03-30
CIK 742161

                                                                      Exhibit 13

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS
GENERAL

First Franklin Corporation ("Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25, 1988. First Franklin's mission is to maximize the value of the Company for shareholders by exceeding the expectations of its customers and the communities it serves. This mission will only be accomplished by adhering to the following values:

       1. We will exceed the expectations of our customers regarding service and products.
       2.  Our success will be achieved through our employees' efforts.
       3. Shareholder satisfaction enables us to continue serving our customers.
       4.  We have an obligation to support the communities we serve.
       5.  We will combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing lending in the one-to four-family residential mortgage market, (ii) managing deposit pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses (v) controlling asset growth, and (vi) maintaining asset quality.

As a Delaware corporation, First Franklin is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans for retention in its portfolio and sale in the secondary market. Franklin operates six banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines and a voice response telephone inquiry system. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party. Franklin receives a portion of the sales commissions earned on these products. In January 2000, Franklin began offering an internet-based banking system which allows our customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only sources of income are the interest earned on these deposits and the fees received as a result of the agreement with the third party broker dealer that provides the discount brokerage services at Franklin's offices.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the Direct Teller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients.

In September 1999, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next two years. The primary objectives of this plan are asset growth, profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through loan growth, the use of technology to improve efficiency and/or customer service, an enhanced marketing effort to take full advantage of the opportunities that exist in the marketplace, and expansion through the addition of branch and/or loan origination offices.

During the fourth quarter of 1999, Franklin closed its branch office located at 45 East Fourth Street, Cincinnati, Ohio following an internal analysis that indicated that the cost of operating that branch was not justified by the number of customers being served. Deposits held at that branch are being serviced by a branch located about five miles from the closed location.

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

ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

The Company's asset/liability management activities are intended to stabilize or improve earnings in future periods by managing the amount of asset and liability growth, determining the type and mix of its assets and liabilities, managing interest rate risk, offering products and services which meet the needs of its customers, and analyzing operating costs and efficiencies in order to institute changes when necessary to increase profitability. Another objective of asset/liability management is structuring the balance sheet to assist the Company in maintaining compliance with its regulatory capital requirements and maintaining investments in certain asset categories within regulatory limits.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank ad-vances, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

In the current interest rate environment, the Company is subject to significant interest rate risk. In the low interest rate environment that prevailed throughout much of the 1990s, Franklin, like many financial institutions, was not able to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they did rise. As a result, Franklin has continued to experience a shortening of the maturities of its liabilities. The low rates had the opposite effect on Franklin's assets, as consumers took advantage of the low rates to lock-in long-term mortgages. Although Franklin has sold some of its fixed-rate mortgages in recent years, timing considerations and other market conditions have not always been conducive to a sale. Consequently, Franklin emerged from the 1990s with a significant mismatch between the repricing terms of its assets and liabilities. At December 31,1999, Franklin's interest rate risk position is classified as "High Risk" under OTS guidelines.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios:

                         NET INTEREST INCOME                NET PORTFOLIO VALUE
                         -------------------                -------------------
CHANGE IN
INTEREST RATES  ESTIMATED   $ CHANGE       % CHANGE   ESTIMATED    NPV     POLICY
(BASIS POINTS)  $ VALUE   FROM CONSTANT  FROM CONSTANT  $ VALUE   RATIO  GUIDELINES
--------------  -------   -------------  -------------  -------   -----  ----------
                                    (Dollars In thousands)
    +300        $ 5,424     $(1,302)        (19.36%)    $   129   0.06%     5.50%
    +200          5,921        (805)        (11.97%)      5,984   2.57%     6.50%
    +100          6,373        (353)         (5.25%)     11,718   4.88%     7.25%
       0          6,726           0           0.00%      16,922   6.84%     8.00%
    -100          6,961         235           3.49%      20,951   8.27%     8.75%
    -200          6,966         240           3.57%      23,767   9.20%     9.50%
    -300          6,759          33           0.49%      26,061   9.92%    10.50%

Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a magnified sensitivity to changes in rates.

Franklin has developed a plan to improve its interest rate sensitivity. One component of this plan is to increase Franklin's capital position, which Franklin has addressed by suspending the payment of dividends to the Company in 2000 and obtaining additional capital from the Company. Another component of the plan is to lengthen the maturities of its liabilities, which Franklin will undertake by replacing short-term borrowings with long-term borrowings and by emphasizing three-year and five-year certificates of deposit by pricing those products more attractively. The third component of the plan is to shorten the maturities of its assets. In this regard, the majority of fixed-rate mortgages originated will be sold, including some through correspondent brokers with servicing released. More emphasis will be placed on originating one and three year adjustable-rate mortgages, and loans originated on commercial and multi-family properties will have a balloon payment due in five years or less. More emphasis will also be placed on the origination of home equity lines of credit, and only adjustable-rate second mortgages will be offered.

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

Another measure of the sensitivity of earnings to interest rate changes is the difference, or "gap," between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive are the Company's earnings to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. The table reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time. Based on historical experience, it is assumed that while all customers in these account categories could withdraw their funds on any given day, they will not even if market interest rates change substantially.

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 1999. As shown below, the one year cumulative gap is $(35.59) million. This negative gap indicates that more liabilities are scheduled to reprice during the next year than assets. Generally, this would indicate that net interest income would decrease as rates rise.

                                     3 MONTHS      4 TO 6     7 TO 12    1 TO 3     3 TO 5     5 TO 10  10 TO 20      >20
                                      OR LESS      MONTHS      MONTHS     YEARS      YEARS      YEARS     YEARS      YEARS   TOTAL
                                      -------      ------      ------     -----      -----      -----     -----      -----   -----
ASSETS:                                            (IN THOUSANDS)
Real estate loans;
   One- to four-family
      Adjustable rate                 $10,732      $9,886      $8,615    $11,146                                             $40,379
      Fixed rate                        2,922       2,847       5,479     19,290    $15,663    $27,293    $15,973   $3,635    93,102
   Construction loans                   1,495         154         556                                                          2,205
   Multi-family and non-residential
      Adjustable rate                   1,723       1,706       3,363      7,499                                              14,291
      Fixed rate                          451         441         853      3,063      2,569      4,736      1,214             13,327
Consumer loans                          2,864         137         252        728                                               3,981
Mortgage-backed securities             14,258       7,666      11,770      7,374      2,735      5,032      4,481             53,316
Investments                             3,530                      25        720      2,249     12,302      4,753             23,579
   Total rate sensitive assets        $37,975     $22,837     $30,913    $49,820    $23,216    $49,363    $26,421   $3,635  $244,180

LIABILITIES:
Fixed maturity deposits               $24,726     $35,995     $34,002    $38,372    $12,112                                 $145,207
Transaction accounts                    1,067         993       1,784      5,044      2,837     $2,782       $817      $49    15,373
Money market deposit accounts             598         556       1,000      2,827      1,590      1,559        458       27     8,615
Passbook accounts                       1,449       1,349       2,423      6,853      3,855      3,780      1,110       66    20,885
Borrowings                             15,444       2,196       3,730      7,249      6,273      3,130        838             38,860
   Total rate sensitive liabilities   $43,284     $41,089     $42,939    $60,345    $26,667    $11,251     $3,223     $142  $228,940

GAP INFORMATION:
Cumulative gap                        ($5,309)   ($23,561)   ($35,587)  ($46,112)  ($49,563)  ($11,451)   $11,747  $15,240
Cumulative gap as a percentage
   of total assets                      (2.13%)     (9.46%)    (14.29%)   (18.52%)    (4.60%)     4.72%      6.12%

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 8% to 36% (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 6% to 25% (iii) fixed- rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 32% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 0% to 33% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

A prolonged period of rising interest rates will adversely affect the Company's earnings and make it difficult for Franklin to improve its interest rate risk position. In addition to the earnings impact, the high risk classification could lead to regulatory consequences, including limits on the amount of funds that Franklin may dividend to the Company. Although the Company does not anticipate that it will need dividends from Franklin during 2000, a prolonged restriction could adversely affect the amount of funds available to the Company for stock repurchases and distributions to shareholders in future years.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to the decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program is focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. As part of an on-going independent Quality Control program a sample of the loans originated are reviewed, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

The Asset Classification Committee meets on a regular basis, at least quarterly, to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans in excess of $50,000, and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed on a quarterly basis. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans, which are ninety days or more past due, repossessed assets and renegotiated loans. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected. Renegotiated loans consist of loans whose terms have been modified due to the borrowers inability to perform under the original agreement. The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                     AT DECEMBER 31,
                                                 1999              1998
                                                 ----              ----
                                                     (IN THOUSANDS)
    Non-accruing loans                           $481            $  585
    Accruing loans ninety days or
       more past due                              458               806
    Repossessed assets

    Renegotiated loans                                              244
                                                 ----            ------
    Total non-performing assets                  $939            $1,635
                                                 ====            ======

As indicated by the table above, non-performing assets decreased $696,000 during 1999 due to enhanced collection efforts, which resulted in a $348,000 decrease in the amount of loans accruing but delinquent more than ninety days and a $104,000 decrease in non-accruing loans. The renegotiated loan included at December 31, 1998 was paid-off during 1999. During 2000, the Company will continue to monitor the level of these assets and strive to reduce them further.

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

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                       1999          1998
                                                       ----          ----
                                                          (IN THOUSANDS)
    Beginning balance                                 $1,092        $1,015
    Charge-offs
       One- to four-family                                10
       Multi-family
       Non-residential

       Consumer                                            4
                                                                        14

    Recoveries

       One- to four-family                                 1             1
       Multi-family
       Non-residential

       Consumer                                            2
                                                           1             3
    Net charge-offs (recoveries)                          13            (3)
    Additions (credit) charged to operations            (103)           74
    Ending balance                                      $976        $1,092
    Ratio of net charge-offs (recoveries) to
       average loans outstanding                       0.008%       (0.002%)
    Ratio of net charge-offs (recoveries) to
       average non-performing assets                    1.01%        (0.20%)

RESULTS OF OPERATIONS

Net income for 1999 was $1.41 million. This represents a 0.59% return on average assets and a 6.95% return on average stockholders' equity. Book value per share at December 31, 1999 was $12.12. Net income for the year ended December 31, 1998 was $1.83 million. The returns on average assets and average equity for 1998 were 0.78% and 8.62%, respectively. Net income for the year ended December 31, 1997 was $1.69 million, which represents a return on average assets of 0.74% and a return on average stockholders' equity of 8.24%. The decline in 1999 net income reflects a $460,000 decrease in income on the sale of investments and loans and an increase in operating expenses.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest- bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding bal- ance. The table indicates that net interest income declined slightly during 1999 to $5.87 million from $5.90 million in 1998 due to a decrease in the interest rate spread from 2.23% for 1998 to 2.19% for 1999.

                                                   1999                           1998                          1997
                                    -----------------------------------------------------------------------------------------------
                                       AVERAGE   INTEREST           AVERAGE     INTEREST            AVERAGE   INTEREST
                                     OUTSTANDING EARNED/   YIELD/ OUTSTANDING    EARNED/   YIELD/ OUTSTANDING   EARNED/   YIELD/
                                       BALANCE    PAID      RATE    BALANCE       PAID      RATE    BALANCE      PAID      RATE
                                    -----------------------------------------------------------------------------------------------
                                                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
     Loans receivable(1)               $159,053   $11,857    7.45%  $151,989     $11,895     7.83%  $153,130     $12,157    7.94%
     Mortgage-backed securities(2)       52,325     2,907    5.56%    40,854       2,408     5.89%    36,906       2,489    6.74%
     Investments(2)                      20,126     1,235    6.14%    32,985       2,164     6.56%    28,974       1,701    5.87%
     FHLB stock                           1,886       132    7.00%     1,758         126     7.17%     1,757         126    7.17%
                                       --------   -------           --------     -------            --------     -------
       Total interest-earning
        assets                         $233,390   $16,131    6.91%  $227,586     $16,593     7.29%  $220,767     $16,473    7.46%
                                       ========   =======           ========     =======            ========     =======
INTEREST-BEARING LIABILITIES:
     Demand and NOW deposits           $ 23,797   $   513    2.16%  $ 22,256     $   473     2.13%  $ 23,202     $   494    2.13%
     Savings deposits                    22,052       613    2.78%    22,485         620     2.76%    22,799         631    2.77%
     Certificates of deposit            146,385     7,871    5.38%   157,401       9,085     5.77%   153,662       8,982    5.85%
     FHLB advances                       25,071     1,266    5.05%     9,050         512     5.66%     6,119         395    6.46%
                                       --------   -------           --------     -------            --------     -------
       Total interest-bearing
        liabilities                    $217,305   $10,263    4.72%  $211,192     $10,690     5.06%  $205,782     $10,502    5.10%
                                       ========   =======           ========     =======            ========     =======

    Net interest income                          $  5,868                        $ 5,903                         $ 5,971
                                                  =======                        =======                         =======
Net interest rate spread                                     2.19%                           2.23%                          2.36%
                                                             ====                            ====                           ====
Net earning assets                    $  16,085                      $16,394                        $ 14,985
                                       ========                     ========                        ========
Net yield on average
 interest-earning assets                             2.51%                                   2.59%                          2.70%
                                                  =======                                    ====                           ====
Average interest-earning
 assets to average
 interest-bearing liabilities                        1.07%                          1.08%                           1.07%
                                                  =======                        =======                         =======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.

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

During 1999, net interest income decreased $35,000 compared to a $68,000 decrease during 1998. The income earned on assets decreased $462,000, due to a decline in the rates earned on total interest-earning assets from 7.29% to 6.91% while the average interest-earning assets increased $5.80 million. The decline in the yield on interest-earning assets reflects a decline in the yield on loans from 7.83% to 7.45% and a decline in the yield on mortgage-backed securities from 5.89% to 5.56%. During the same period, however, interest expense decreased $427,000 due to a decrease in the average cost of funds from 5.06% to 4.72% and an increase in average interest-bearing liabilities of $6.11 million. The reduction in the average cost of funds reflects a decline in the cost of certificates from 5.77% to 5.38% and a decline in the cost of FHLB advances from 5.66% to 5.05%.

                                                 1999 VS 1998                  1998 VS 1997                1997 VS 1996
                                                 ------------                  ------------                ------------
                                               INCREASE                     INCREASE                     INCREASE
                                              (DECREASE)       TOTAL       (DECREASE)       TOTAL       (DECREASE)    TOTAL
                                                DUE TO        INCREASE       DUE TO        INCREASE       DUE TO     INCREASE
                                          VOLUME      RATE   (DECREASE)  VOLUME    RATE   (DECREASE) VOLUME   RATE  (DECREASE)
                                                                          Dollars in thousands)
INTEREST INCOME ATTRIBUTABLE TO:
     Loans receivable(1)                  $1,786    $(1,824)   $   (38)   $(90)   $(172)   $(262)   $ 554    $(144)   $ 410
     Mortgage-backed securities              627       (128)       499     455     (536)     (81)    (208)      49     (159)
     Investments                            (797)      (132)      (929)    250      213      463      343       89      432
     FHLB stock                                9         (3)         6       5        3        8
                                          ------    -------    -------    ----    -----    -----    -----    -----    -----
     Total interest-earning assets        $1,625    $(2,087)   $  (462)   $615    $(495)   $ 120    $ 694    $  (3)   $ 691
                                          ======    =======    =======    ====    =====    =====    =====    =====    =====
INTEREST EXPENSE ATTRIBUTABLE TO:
     Demand and NOW deposits              $   33    $     7    $    40    $(20)   $  (1)   $ (21)   $ (11)   $ (23)   $ (34)
     Savings deposits                        (12)         5         (7)     (9)      (2)     (11)     (54)       1      (53)
     Certificates of deposit                (614)      (599)    (1,213)    213     (110)     103      810       58      868
     FHLB advances                           802        (49)       753     158      (41)     117      (63)      (1)     (64)
                                          ------    -------    -------    ----    -----    -----    -----    -----    -----
     Total interest-bearing
       liabilities                        $  209    $  (636)   $  (427)   $342    $(154)   $ 188    $ 682    $  35    $ 717
                                          ======    =======    =======    ====    =====    =====    =====    =====    =====
    Increase (decrease) in
     net interest income                  $1,416    $(1,451)   $   (35)   $273    $(341)   $ (68)   $  12    $ (38)   $ (26)
                                          ======    =======    =======    ====    =====    =====    =====    =====    =====


    (1) Includes non-accruing loans
                                                10

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                       AT DECEMBER 31,
                                                -----------------------------
Weighted average yield on:                      1999         1998        1997
                                                ----         ----        ----
  Loans receivable(1)                           7.44%        7.57%       7.84%
  Mortgage-backed securities                    6.42         6.18        6.84
  Investments(2)                                6.29         5.82        6.41
  FHLB stock                                    7.00         7.00        7.25
    Combined weighted average yield on
       interest-earning assets                  7.11         7.03        7.46
Weighted average rate paid on:
  Demand and NOW deposits                       2.34         2.09        2.22
  Savings deposits                              2.75         2.75        2.75
  Certificates of deposit                       5.33         5.47        5.74
  Borrowings                                    5.64         5.30        6.45
    Combined weighted average rate paid
       on interest-bearing liabilities          4.81         4.79        5.05
Interest rate spread                            2.30%        2.24%       2.41%

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, and the composition of the loan portfolio and the current level of loan loss reserves. During the Second Quarter of 1999, additions to loss reserves were reduced by $163,300 due to the recapture of a specific reserve established in 1990 and 1991 against a renegotiated loan secured by a 50 unit motel located in Cincinnati, Ohio as a result of an unanticipated payoff of the loan. Excluding this recapture, 1999 charges against current operation were $60,000. Charges against current operations during 1998 and 1997 for loan loss reserves were $73,500 and $84,000, respectively. Assets classified as substandard and loss at December 31, 1999 decreased 32.75% to $1.15 million and non-performing assets declined by 42.57% to $939,000. It is management's opinion that the level of reserves at December 31, 1999 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the provision for loan losses include, but are not limited to, the following:
(1) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (4) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

NONINTEREST INCOME. Noninterest income was $645,000 for 1999, compared to $1,124,000 for 1998 and $618,000 for 1997. Current year income included profits of $67,000 on the sale of mortgage and student loans, profits on the sale of investments of $23,000, service fees of $232,000 earned on checking and money market accounts, $8,000 in income from Madison and $47,000 in income from DirectTeller. Profits on the sale of loans and investments were $550,000 in 1998 and $216,000 in 1997. Noninterest income during 1998 and 1997 included service fees on checking and money market accounts of $236,000 and $198,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $4.52 million; $4.21 million and $4.02 million for the years ended December 31, 1999, 1998 and 1997, respectively. As a percentage of average assets, total noninterest expenses were 1.89%, 1.80%, and 1.76% for the three years. The following table shows the major noninterest expense items and their percent of change during 1999 and 1998.

                                        PERCENT               PERCENT
                                        INCREASE              INCREASE
                               1999    (DECREASE)    1998    (DECREASE)   1997
                               ----    ----------    ----    ----------   ----
                                           (DOLLARS IN THOUSANDS)
Compensation                 $1,788       12.2%    $1,594        8.6%    $1,468
Employee benefits               350        5.4%       332       (1.2%)      336
Office occupancy                638       (2.0%)      651        9.4%       595
FDIC insurance                  116       (6.5%)      124       22.8%       101
Data processing                 247        3.3%       239        6.2%       225
Marketing                       196       76.6%       111       16.8%        95
Professional fees                99       (6.6%)      106      (36.5%)      167
Supervisory expense             102        4.1%        98       (4.9%)      103
Taxes, other than income        194       (5.4%)      205        4.1%       197
Other                           790        5.3%       750        2.9%       729
                             ------        ---     ------        ---     ------
  TOTAL                      $4,520        7.4%    $4,210        4.8%    $4,016
                             ======        ===     ======        ===     ======

Under Statement of Financial Accounting Standards (SFAS) No. 91 certain loan costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $167,000, $243,000 and $157,000 during 1999, 1998 and 1997, respectively. The 1999 increase in compensation is due in part to the reduction in these capitalized costs, which was caused by a reduction in number of loans originated. Supervisory expense increased due to an increase in the annual assessment from the State of Ohio. The increase in marketing expense reflects increased advertising promoting loan and deposit products.

Provision for Federal Income Taxes. Provisions for federal income taxes were $685,560, $909,148, and $800,482 in fiscal 1999, 1998 and 1997, respectively.
The effective federal income tax rates for the years ended December 31, 1999, 1998, and 1997 were 32.7%, 33.2% and 32.2%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source. The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $4.61 million to $22.88 million at December 31, 1999.

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires the Company to classify certain investments in debt and equity securities as held-to-maturity, available-for-sale or held in a trading account. Currently, most adjustable-rate mortgage-backed securities, municipal bonds and U.S. Government and agency securities are classified as available-for-sale, and certificates of deposit and fixed-rate mortgage-backed securities are classified as held-to-maturity. No investments are classified as trading. All new investments are evaluated at the time of purchase to determine how they should be classified. At December 31, 1999 the Company had a $1.37 million unrealized loss on investments and mortgage-backed securities classified as available-for-sale.

During 1999 the Company sold $2.89 million of mortgage-backed securities at a profit of $21,000. The proceeds from the sale were reinvested in higher yielding agency securities. In 1998, $21.30 million of available-for-sale agency and mortgage-backed securities were sold at a profit of $247,000. Proceeds from the sales were reinvested in adjustablerate mortgage-backed securities. The agency securities were sold because they had call provisions that were likely to be exercised.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing.

These activities are summarized below for the years ended December 31, 1999 and 1998.

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                        1999          1998
                                                        ----          ----
                                                           (IN THOUSANDS)
Operating activities:
   Net income                                         $  1,411      $ 1,833
   Adjustments to reconcile net income
   to net cash provided by
   operating activities                                    870         (776)
                                                      --------      -------
Net cash provided by operating activities                2,281        1,057
Net cash used in investing activities                  (16,389)      (7,075)
Net cash provided by financing activities                9,427        8,397
                                                      --------      -------
Net (decrease) increase in cash and cash equivalents    (4,681)       2,379
Cash and cash equivalents at beginning of year           8,369        5,990
                                                      --------      -------
Cash and cash equivalents at end of year              $  3,688      $ 8,369
                                                      ========      =======

Operating activities include the sale of fixed-rate single-family mortgage loans of $6.54 million during 1999 and $17.36 million during 1998. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 1999, interest rates on fixed-rate loans increased substantially, so consumer demand for fixed-rate loans declined and the demand for adjustable-rate loans began to increase. Franklin has an agreement to sell all student loans which enter repayment to a third party. Sales of $210,300 at a profit of $3,800 occurred during 1999 compared to sales of $225,000 at a profit of $6,200 during 1998.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 1999 totaled $57.48 million compared to $59.87 million during fiscal 1998. Loan disbursements, including loans originated for sale, during 1999 were $57.30 million compared to $60.74 million during 1998. The decrease in loan repayments and disbursements during 1999 reflects an increase in interest rates during the second half of the year. The Company also purchased $24.99 million of mortgage-backed securities during 1999 and $40.91 million during 1998. Investment securities of $10.38 million were purchased during 1999. Maturities of investment securities during the same period totaled $9.24 million. This compares to purchases of $31.42 million and maturities and sales of $42.22 million during 1998. The reduction in purchases and maturities is the result of higher interest rates during the second half of 1999, which caused the amount of securities, called prior to maturity to decline.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $10.59 million to $191.67 million at December 31, 1999 from $202.26 million at December 31, 1998. Net of interest credited, deposits decreased by $18.56 million during 1999 as compared to an $8.96 million decrease during 1998. During 1999 the Company attempted to lengthen the maturity of its certificates. As a result of this strategy, six-month certificates declined $23.90 million during the year. The table below sets forth the deposit flows by type of account, including interest credited, during 1999 and 1998.

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                      1999             1998
                                                      ----             ----
                                                           (IN THOUSANDS)
    Passbook deposits                              $ (2,334)       $    666
    NOW / Super NOW deposits                         (1,289)          3,245
    MMDA deposits                                     2,089          (1,263)
    Total                                            (1,534)          2,648
    Certificates of deposit:
       7-31 day                                          28             101
       91 day                                            29             117
       Six month                                    (23,902)          3,149
       One year                                       7,313         (14,419)
       Eighteen month                                 3,726           4,301
       Two year                                      (6,609)          4,208
       Three year                                     9,415           3,835
       Five year                                        918          (4,684)
       Jumbo certificates                                94             965
       Other                                            (66)           (166)
                                                   --------        --------
    Total                                            (9,054)         (2,593)
                                                   --------        --------
    Total deposit (decrease) increase              $(10,588)       $     55
                                                   ========        ========

At December 31, 1999 Franklin had outstanding Federal Home Loan Bank ("FHLB") advances of $37.11 million. See Note 7 of the Notes to the Consolidated Financial Statements for a list of the outstanding advances by maturity date.

Subject to certain limitations, based on its current investment in FHLB stock, Franklin is eligible to borrow an additional $2.31 million from the FHLB.

The OTS requires minimum levels of liquid assets ranging between four and ten percent. Current OTS regulations require Franklin to maintain liquid assets (U.S. Treasury and federal agency securities, mortgage-backed securities and other investments) equal to at least 4% of the sum of its net deposit accounts and borrowing payable in one year or less. At December 31, 1999, Franklin's regulatory liquidity was 33.98%.

At December 31, 1999 Franklin had outstanding commitments to originate or purchase $4.16 million of mortgage loans or mortgage-backed securities, as compared to $4.11 million at December 31, 1998. During the next twelve months approximately $94.72 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

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

The Company's stockholders' equity decreased approximately $1.18 million during 1999 from $20.94 million at December 31, 1998 to $19.76 million at the end of 1999. Book value per share decreased to $12.12 at December 31, 1999 from $12.29 at the end of 1998. The decrease in stockholders' equity is primarily the result of net income for the year of $1.41 million offset by an increase in unrealized losses on available-for-sale securities of $999,000, dividends declared of $495,000 and purchases of treasury stock of $1,103,000. As a percentage of total assets, the Company's stockholders' equity was 7.90% and 8.71% at December 31, 1999 and 1998 respectively.

Dividends per share of $0.30 and $0.292 were declared in 1999 and 1998, respectively, resulting in payments of $495,000 in 1999 and $509,000 in 1998. See Note 8 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin Savings to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.

                                   DECEMBER 31, 1999
                                   -----------------

CAPITAL STANDARD     ACTUAL   REQUIRED    EXCESS    ACTUAL   REQUIRED   EXCESS
                     ------   --------    ------    ------   --------   ------
                                (DOLLARS IN THOUSANDS)

Core               $17,645     $9,995     $7,650     7.06%     4.00%     3.06%
Risk-based          18,458      9,246      9,212    15.97      8.00      7.97

RECENT ACCOUNTING PRONOUNCEMENTS

The following represent accounting pronouncements, which must be adopted by the Company in future years, in order to be in compliance with Generally Accepted Accounting Principles.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe that the adoption of this standard will impact the Company because, at this time, the Company does not hold any of the instruments covered by the standard.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of February 29, 2000 there were approximately 417 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 29, 2000 First Franklin's closing sale price as reported on the Nasdaq National Market was $8.88.

    STOCK PRICES
    QUARTER ENDED:                                      LOW            HIGH
    --------------                                      ---            ----
    March 31, 1998                                     17.17           20.00
    June 30, 1998                                      14.25           22.00
    September 30, 1998                                 12.50           16.63
    December 31, 1998                                  12.00           15.63
    March 31, 1999                                     12.00           15.25
    June 30, 1999                                      12.25           15.50
    September 30, 1999                                 11.50           18.00
    December 31, 1999                                  11.25           14.13

DIVIDENDS

Dividends are paid upon the determination of the Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 1999 and $0.292 per share during 1998.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. During 1999, Franklin did not pay dividends to the Company compared to $1,582,000 during 1998. The 1998 dividend payment represented approximately ninety percent of Franklin's net income. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital; or if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 24, 2000 at 3:00 p.m.

FORM 10-KSB:
The Company's 1999 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

VISIT OUR WEBSITE:
www.franklinsavings.com

                   [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 21, 2000

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                             DECEMBER 31,
                                                                    -------------------------------
                                                                         1999               1998
                                                                         ----               ----

Cash, including certificates of deposit and other
  interest-earning deposits of $205,000 and $8,060,000
  at December 31, 1999 and 1998, respectively                      $   3,687,970         8,369,318
Investment securities:
  Securities available-for-sale, at market value (amortized
    cost of  $20,189,885 and $19,041,099 at December 31, 1999
    and 1998, respectively)                                           19,196,974        19,125,146
Mortgage-backed securities:
  Securities available-for-sale, at market value (amortized
    cost of $39,719,308 and $43,462,293 at December 31, 1999
    and 1998, respectively)                                           39,342,286        43,522,235
  Securities held-to-maturity, at amortized cost (market value of $13,336,225 and $12,468,794 at December 31, 1999
    and 1998, respectively)                                           13,596,266        12,355,168
Loans receivable, net                                                167,600,890       150,179,277
Real estate owned, net                                                         -                 -
Investment in Federal Home Loan Bank
  of Cincinnati stock, at cost                                         1,971,200         1,788,700
Accrued interest receivable:
  Investment securities                                                  178,145           267,059
  Mortgage-backed securities                                             317,750           315,750
  Loans receivable                                                       815,340           804,341
Property and equipment, net                                            1,942,129         2,038,783
Other assets                                                           1,556,273         1,549,036
                                                                   -------------       -----------
                                                                   $ 250,205,223       240,314,813
                                                                   =============       ===========

                                   LIABILITIES

Savings accounts                                                   $ 191,672,617       202,261,392
Federal Home Loan Bank advances                                       37,110,448        15,575,801
Advances by borrowers for taxes and insurance                          1,170,508         1,091,360
Other liabilities                                                        496,154           445,150
                                                                   -------------       -----------
    Total liabilities                                                230,449,727       219,373,703
                                                                   -------------       -----------

Commitments (Notes 13 and 15)

                              STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
  authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                                -                 -
  authorized, 2,010,867 shares
  issued in 1999 and 1998                                                 13,406            13,406
Additional paid-in capital                                             6,189,237         6,189,237
Treasury stock, at cost - 380,494 and 306,494 shares
  in 1999 and 1998, respectively                                      (3,733,041)       (2,630,422)
Retained earnings, substantially restricted                           18,190,050        17,273,849
Accumulated other comprehensive income:
  Unrealized gain (loss) on available-for-sale securities,
  net of taxes of ($465,775) and $48,950 at
  December 31, 1999 and 1998, respectively                              (904,156)           95,040
                                                                   -------------       -----------
  Total stockholders' equity                                          19,755,496        20,941,110
                                                                   -------------       -----------
                                                                   $ 250,205,223       240,314,813
                                                                   =============       ===========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                           YEARS ENDED DECEMBER 31,
                                                ------------------------------------------
                                                    1999             1998           1997
                                                    ----             ----           ----
(Interest income:)Loans receivable              $11,856,552      11,894,693     12,156,897
  Investment securities                           1,268,353       1,888,477      1,468,581
  Mortgage-backed securities                      2,907,019       2,407,935      2,489,398
  Other interest income                              99,068         401,906        358,002
                                                -----------       ---------      ---------
                                                 16,130,992      16,593,011     16,472,878
                                                -----------       ---------      ---------
(Interest expense:)Savings accounts               8,996,929      10,178,360     10,106,866
  Borrowed funds                                  1,266,062         511,986        395,207
                                                -----------       ---------      ---------
                                                 10,262,991      10,690,346     10,502,073
                                                -----------       ---------      ---------
  NET INTEREST INCOME                             5,868,001       5,902,665      5,970,805
Provision (credit) for loan losses                 (103,300)         73,500         84,000
  NET INTEREST INCOME AFTER
                                                -----------       ---------      ---------
    PROVISION FOR LOAN LOSSES                     5,971,301       5,829,165      5,886,805
                                                -----------       ---------      ---------
Noninterest income:
  Service fees on NOW accounts                      231,757         235,653        198,120
  Gain on loans sold                                 66,738         302,727        215,758
  Gain on sale of investments                        23,399         247,289           --
  Other income                                      323,211         338,021        204,240
                                                -----------       ---------      ---------
                                                    645,105       1,123,690        618,118
                                                -----------       ---------      ---------
Noninterest expense:
  Salaries and employee benefits                  2,137,766       1,925,512      1,804,314
  Occupancy                                         637,530         650,906        550,511
  Federal deposit insurance premiums                116,475         124,398        101,098
  Service bureau                                    247,341         238,584        225,237
  Advertising                                       196,244         111,394         95,065
  Taxes other than income taxes                     194,260         204,711        196,734
  Loss on sale of investment securities                   -               -         13,465
  Other                                             989,945         954,830      1,029,743
                                                -----------       ---------      ---------
                                                  4,519,561       4,210,335      4,016,167
                                                -----------       ---------      ---------
INCOME BEFORE FEDERAL INCOME TAXES                2,096,845       2,742,520      2,488,756

Provision for federal income taxes                  685,560         909,148        800,482
                                                -----------       ---------      ---------
NET INCOME                                      $ 1,411,285       1,833,372      1,688,274
                                                ===========       =========      =========
 NET INCOME PER COMMON SHARE
   Basic                                        $      0.85            1.05           0.95
                                                ===========            ====           ====
   Diluted                                      $      0.85            1.05           0.92
                                                ===========            ====           ====


                 See accompanying notes to financial statements

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                            YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                      1999             1998           1997
                                                                      ----             ----           ----

Net Income                                                        $ 1,411,285       1,833,372      1,688,274
Other comprehensive income, net of tax
  Unrealized gains (losses) on available-for-sale securities:
    Unrealized holding gains (losses) during the year                (983,763)       (161,448)       193,297
      Less: Reclassification adjustment for (gains)
          losses on investments securities
          included in net income                                      (15,433)       (163,211)         8,887
                                                                  -----------       ---------      ---------
COMPREHENSIVE INCOME                                              $   412,089       1,508,713      1,890,458
                                                                  ===========       =========      =========

              FIRST FRANKLIN CORPORATION AND SUBSIDIARY
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                               Net unrealized
                                                                      Additional               gain(loss) on
                                                         Common        paid-in      Treasury available-for-sale   Retained
                                                         stock         capital       stock       securities       earnings
                                                         -----         -------       -----       ----------       --------
BALANCE,
DECEMBER 31, 1996                                    $    12,930      5,952,130     (1,141,195)      217,515      14,688,826
                                                     -----------      ---------     ----------       -------      ----------
Issuance of 71,358 shares of common stock                    476        237,384

Dividends declared ($.24) per common share                                                                          (428,036)

Change in net unrealized gains on securities
  available-for-sale, net of
  deferred tax of $104,000                                                                          202,184
Purchase of treasury stock                                                            (202,575)
Net income for the year ended December 31, 1997                                                                    1,688,274
                                                     -----------      ---------     ----------       -------      ----------
BALANCE,
DECEMBER 31, 1997                                    $    13,406      6,189,514     (1,343,770)      419,699      15,949,064
                                                     -----------      ---------     ----------       -------      ----------
Redemption of odd shares due to stock split                                (277)

Dividends declared ($.292) per common share                                                                         (508,587)

Change in net unrealized gains on securities
  available-for-sale, net of
  deferred tax of $167,250                                                                         (324,659)

Purchase of treasury stock                                                          (1,286,652)

Net income for the year ended December 31, 1998                                                                    1,833,372
                                                     -----------      ---------     ----------       -------      ----------
BALANCE
DECEMBER 31, 1998                                    $    13,406      6,189,237     (2,630,422)       95,040      17,273,849
                                                     ===========      =========     ==========       =======      ==========
Dividends declared ($.30) per common share                                                                          (495,084)

Change in net unrealized gains on securities
  available-for-sale, net of
  deferred tax of $(514,725)                                                                       (999,196)
Purchase of treasury stock                                                          (1,102,619)

Net income for the year ended December 31, 1999                                                                    1,411,285
                                                     -----------      ---------     ----------       -------      ----------
BALANCE
DECEMBER 31, 1999                                    $    13,406      6,189,237     (3,733,041)     (904,156)     18,190,050
                                                     ===========      =========     ==========       =======      ==========


                 See accompanying notes to financial statements.

             FIRST FRANKLIN CORPORATION AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31,
                                                            ---------------------------------------------
                                                                1999            1998               1997
                                                                ----            ----               ----
Cash flows from operating activities:

NET INCOME                                                 $  1,411,285        1,833,372        1,688,274
  Adjustments to reconcile net income to
      net cash provided by operating activities:
    Provision (credit) for loan losses                         (103,300)          73,500           84,000
    Depreciation                                                170,917          175,256          166,252
    Amortization                                                482,951          198,792           65,925
    Deferred income taxes                                        56,733          (17,800)          12,125
    Gain on sale of assets                                      (28,201)        (334,206)         (56,656)
    FHLB stock dividends                                       (132,100)        (125,800)        (125,400)
    (Increase) decrease in accrued interest receivable           75,915           46,031         (192,739)
    (Increase) decrease in other assets                         387,948         (617,520)        (516,983)
    Increase (decrease) in other liabilities                     51,004          (95,243)         105,546
    Other, net                                                  (74,672)        (160,491)          76,703
    Proceeds from sale of loans originated for sale           6,542,924       17,364,729       11,711,972
    Disbursements on loans originated for sale               (6,559,948)     (17,284,023)     (11,221,025)
                                                           ------------       ----------      -----------
      NET CASH PROVIDED BY
        OPERATING ACTIVITIES                                  2,281,456        1,056,597        1,797,994
                                                           ------------       ----------      -----------

Cash flows from investing activities:
  Principal reductions on loans
    and mortgage-backed securities                           57,478,441       59,867,475       39,291,074
  Disbursements on mortgage and
    other loans originated for investment                   (50,735,285)     (43,458,689)     (36,797,346)
  Proceeds from sale of student loans                           214,067          232,116          361,650
  Purchase of investment securities:
    Available-for-sale                                      (10,384,014)     (31,417,422)     (35,142,886)
  Proceeds from sale of investment securities:
    Available-for-sale                                                -       15,065,000        9,976,883
  Proceeds from maturities of investment securities:
    Available-for-sale                                        9,240,000       27,155,000       12,845,000
  Purchase of mortgage-backed securities:
    Available-for-sale                                      (20,039,744)     (40,909,711)      (2,550,937)
    Held-to-maturity                                         (4,950,178)
  Proceeds from sale of mortgage-backed securities:

    Available-for-sale                                        2,910,250        6,479,291                -
  Sale (purchase) of FHLB stock                                 (50,400)         145,900           66,700
  Proceeds from sale of real estate owned                             -                -          172,956
  Capital expenditures                                          (82,258)        (240,820)        (257,906)
  Proceeds from sale of property and equipment                    9,000            6,432           11,689
                                                           ------------       ----------      -----------
    NET CASH USED BY
      INVESTING ACTIVITIES                                 $(16,390,121)      (7,075,428)     (12,023,123)
                                                           ------------       ----------      -----------

                                    Continued

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                     -----------------------------------------------
                                                                                         1999              1998            1997
                                                                                         ----              ----            ----
Cash flows from financing activities:
  Net (decrease) increase in deposits                                                $(10,588,775)          55,207        7,558,413
  Proceeds from sale of common stock                                                            -                -          237,860
  Purchase of treasury stock                                                           (1,102,619)      (1,286,652)        (202,575)
  Payment of dividends                                                                   (495,084)        (508,587)        (428,036)
  Proceeds from (repayment of)  Federal Home
    Loan Bank advances, net                                                            21,534,647       10,113,806         (960,658)
  Increase in advances by borrowers
    for taxes and insurance                                                                79,148           24,090              956
                                                                                     ------------         --------          -------
      NET CASH  PROVIDED BY
        FINANCING ACTIVITIES                                                            9,427,317        8,397,864        6,205,960
                                                                                     ------------         --------          -------
      NET INCREASE (DECREASE) IN CASH                                                  (4,681,348)       2,379,033       (4,019,169)

Cash at beginning of year                                                               8,369,318        5,990,285       10,009,454
                                                                                     ------------         --------          -------
CASH AT END OF YEAR                                                                  $  3,687,970        8,369,318        5,990,285
                                                                                     ============         ========          =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for:

    Interest, including interest credited
      to savings accounts                                                            $ 10,226,540       10,686,018       10,494,547
                                                                                     ============         ========          =======
    Income taxes                                                                     $    710,000          890,000          675,000
                                                                                     ============         ========          =======
Supplemental disclosure of noncash activities:

  Real estate acquired in settlement of loans                                         $         -                -                -
                                                                                     ============         ========          =======
  Change in unrealized gain (loss) on
    available-for-sale securities                                                    $ (1,513,921)        (491,859)         306,258
                                                                                     ============         ========          =======

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

         Franklin Savings is a state chartered savings and loan, operating six banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

         Deposit accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such deposit accounts.

         Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.


         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.

         Investment and Mortgage-Backed Securities Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to- maturity, available-for-sale, or trading (see Note 2).

         Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 1999 and 1998, the Company did not hold any trading securities.

         Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

         LOANS RECEIVABLE

         Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees and discounts.

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

         The Company sells loans in the secondary market. Loan sales totaled $6,542,924 and $17,364,729 during 1999 and 1998. The amount of loans held for sale at December 31, 1999 and 1998 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

         INCOME TAXES

         Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         EARNINGS PER COMMON SHARE

         Weighted average shares for 1997 have been restated for the adoption of Statement of Financial Accounting Standard (SFAS) No. 123 "Earnings Per Share" and to account for a three for two stock split during 1998. Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

         USE OF ESTIMATES IN FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

2. INVESTMENT AND MORTGAGE-BACKED SECURITIES:

   The amortized cost and estimated market values of investment securities are as follows:

                                                              DECEMBER 31, 1999
                                           -------------------------------------------------------
                                                              GROSS         GROSS        ESTIMATED
                                           AMORTIZED        UNREALIZED   UNREALIZED        MARKET
                                              COST             GAINS        LOSSES         VALUE
                                           -----------        ------      ---------     ----------
   Available-for-sale:
      U.S. Treasury securities and
        obligations of U.S. Government
        corporations and agencies          $18,993,530             -      1,016,490     17,977,040
      Obligations of states and
        municipalities                       1,196,355        29,507          5,928      1,219,934
                                           -----------        ------      ---------     ----------
                                           $20,189,885        29,507      1,022,418     19,196,974
                                           ===========        ======      =========     ==========
                                                              DECEMBER 31, 1998
                                           -------------------------------------------------------
                                                              GROSS         GROSS        ESTIMATED
                                           AMORTIZED        UNREALIZED   UNREALIZED        MARKET
                                              COST             GAINS        LOSSES         VALUE
                                           -----------        ------      ---------     ----------
   Available-for-sale:
      U.S. Treasury securities and
        obligations of U.S. Government
        corporations and agencies          $18,190,495        30,549          8,191     18,212,853
      Obligations of states and
        municipalities                         850,604        61,689              -        912,293
                                           -----------        ------          -----     ----------
                                           $19,041,099        92,238          8,191     19,125,146
                                           ===========        ======          =====     ==========

   The amortized cost and estimated market value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                     ESTIMATED
                                                     AMORTIZED        MARKET
                                                        COST           VALUE
                                                   -----------    -----------
   Available-for-sale:
      Due in one year or less                      $   165,061        167,236
      Due after one year through five years          2,869,579      2,842,673
      Due after five years through ten years        12,401,720     11,753,636
      Due after ten years                            4,753,525      4,433,429
                                                   -----------     ----------
                                                   $20,189,885     19,196,974
                                                   ===========     ==========


   The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                YEARS ENDED DECEMBER 31,
                                                -----------------------

                                           1999          1998          1997
                                           ----          ----          ----
   Taxable interest income             $1,082,835     1,696,177     1,273,920
   Nontaxable interest income              53,185        66,331        69,018
   Dividends                              132,333       125,969       125,643
                                       ----------     ---------     ---------
                                       $1,268,353     1,888,477     1,468,581
                                       ==========     =========     =========

   The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                      DECEMBER 31, 1999
                                  ---------------------------------------------------------
                                                   GROSS           GROSS      ESTIMATED
                                  AMORTIZED      UNREALIZED     UNREALIZED     MARKET
                                     COST          GAINS          LOSSES        VALUE
                                  -----------     -------          -----     ----------
   Available-for-sale:
      FHLMC certificates          $ 6,250,981      12,782        198,438      6,065,325
      FNMA certificates            10,095,884      79,103        203,897      9,971,090
      GNMA certificates            16,883,677      59,492         66,028     16,877,141
      Collateralized mortgage
        obligations                 6,488,766           -         60,036      6,428,730
                                  -----------     -------          -----     ----------
                                  $39,719,308     151,377        528,399     39,342,286
                                  ===========     =======        =======     ==========

   Held-to-maturity:
      FHLMC certificates          $ 4,386,178           -         80,032      4,306,146
      FNMA certificates             4,319,484           -        156,331      4,163,153
      GNMA certificates             4,890,604           -         23,678      4,866,926
                                  -----------     -------          -----     ----------
                                  $13,596,266           -        260,041     13,336,225
                                  ===========     =======         ======     ==========

                                                      DECEMBER 31, 1998
                                  ---------------------------------------------------------
                                                   GROSS           GROSS     ESTIMATED
                                  AMORTIZED      UNREALIZED     UNREALIZED     MARKET
                                     COST          GAINS          LOSSES       VALUE
                                  -----------     -------          -----     ----------
   Available-for-sale:
      FHLMC certificates          $ 7,176,769      16,762         12,086      7,181,445
      FNMA certificates            17,793,764      66,406         13,856     17,846,314
      GNMA certificates            18,491,760      49,552         46,836     18,494,476
                                  -----------     -------          -----     ----------
                                  $43,462,293     132,720         72,778     43,522,235
                                  ===========     =======         ======     ==========

   Held-to-maturity:
      FHLMC certificates          $ 6,501,266     116,253          3,175      6,614,344
      FNMA certificates             5,393,722       1,855          1,307      5,394,270
      Collateralized mortgage
        obligations                   460,180           -              -        460,180
                                  -----------     -------          -----     ----------
                                  $12,355,168     118,108          4,482     12,468,794
                                  ===========     =======          =====     ==========

3.   LOANS RECEIVABLE:

   The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

   Loans receivable, net, consists of the following:


                                                                   DECEMBER 31,
                                                         ---------------------------------
                                                             1999                1998
                                                             ----                ----
   First mortgage loans:
      Principal balances:
        Collateralized by one- to four-
          family residences                              $ 133,815,912        120,767,680
        Collateralized by multi-family properties            8,163,177          7,262,448
        Collateralized by other properties                  19,855,105         15,571,636
        Construction loans                                   6,353,795          7,149,298
                                                         -------------        -----------
                                                           168,187,989        150,751,062
   Less:
        Undisbursed portion of construction loans           (3,783,005)        (2,431,435)
        Net deferred loan origination fees                     (39,637)           (44,177)
        Unearned premiums                                        4,260              4,944
                                                         -------------        -----------
         TOTAL FIRST MORTGAGE LOANS                        164,369,607        148,280,394
                                                         -------------        -----------

   Consumer and other loans:
      Principal balances:
        Consumer loans                                       1,619,547          1,715,176
        Home equity line of credit                           1,135,384                  -
        Loans on savings accounts                              748,617            836,673
        Student loans                                          703,633            438,901
                                                         -------------        -----------
         TOTAL CONSUMER AND OTHER LOANS                      4,207,181          2,990,750
                                                         -------------        -----------
   Less allowance for loan losses                             (975,898)        (1,091,867)
                                                         -------------        -----------
                                                         $ 167,600,890        150,179,277
                                                         =============        ===========

   Activity in the allowance for loan losses is summarized as follows:

                                                      YEARS ENDED  DECEMBER 31,
                                                      ------------------------
                                               1999             1998               1997
                                               ----             ----               ----
   Balance, beginning of year             $ 1,091,867        1,015,023            928,896
   Provision for loan losses                   60,000           73,500             84,000
   Charge-offs and recoveries, net            (12,669)           3,344              2,127
   Recovery of specific reserve              (163,300)               -                  -
                                          -----------        ---------          ---------
   Balance, end of year                   $   975,898        1,091,867          1,015,023
                                          ===========        =========          =========


It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 1999 and 1998 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $50,881,000, $55,888,000 and $57,842,000 at December 31, 1999,
1998 and 1997, respectively.

Mortgage servicing rights of $78,960, $215,810 and $145,638 were capitalized in 1999, 1998 and 1997, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 1999, 1998 and 1997. Amortization of mortgage-servicing rights was $111,975, $61,595 and $13,462 for1999, 1998 and 1997, respectively.

4. REAL ESTATE OWNED:

   The company has no real estate owned as of December 31, 1999, 1998 and 1997.

   Activity in the allowance for losses for the year 1997 on real estate owned is summarized as follows:

                                                                        1997
                                                                        ----

   Balance, beginning of year                                       $ 52,375
   Allowance utilized in sale of real estate owned                   (52,375)
   Other changes                                                           -
                                                                    --------
   Balance, end of year                                             $      -
                                                                    ========

5. PROPERTY AND EQUIPMENT:

   Property and equipment, net, consists of the following:

                                                          DECEMBER 31,
                                                  ----------------------------
                                                       1999            1998
                                                       ----            ----

   Buildings and improvements                     $ 1,594,718      1,591,370
   Leasehold improvements                           1,009,855      1,006,041
   Furniture, fixtures and equipment                1,669,579      1,640,684
                                                  -----------      ---------
                                                    4,274,152      4,238,095
   Accumulated depreciation and amortization       (2,871,454)    (2,738,743)
                                                  -----------      ---------
                                                    1,402,698      1,499,352

   Land                                               539,431        539,431
                                                  -----------      ---------
                                                  $ 1,942,129      2,038,783
                                                  ===========      =========

6. SAVINGS ACCOUNTS:

   Savings accounts consist of the following:

                                                  DECEMBER 31, 1999                   DECEMBER 31, 1998
                                     ---------------------------------------------------------------------------
                                         WEIGHTED                   PERCENT    WEIGHTED                 PERCENT
                                         AVERAGE                      OF        AVERAGE                    OF
                                          RATE      AMOUNT         DEPOSITS      RATE     AMOUNT        DEPOSITS
                                         --------   ------         --------    --------   ------        --------

   Passbooks                              2.75% $ 20,886,203         10.9%       2.75% $ 23,220,058       11.5%
   NOW accounts
      and variable rate
      money market
      savings and
      checking accounts                   2.34    25,579,892         13.3        2.09    24,780,386       12.2
                                              --------------        -----              ------------      -----
                                                  46,466,095         24.2                48,000,444       23.7
                                              --------------        -----              ------------      -----
   Certificates:
      1-6 month                           4.57    16,583,974          8.7        5.13    40,457,251       20.0
      1 year                              5.06    27,218,703         14.2        5.26    19,924,763        9.9
      18 month                            5.29    29,571,546         15.4        5.59    25,845,935       12.8
      18 month - 5 years                  5.69    48,375,033         25.2        5.80    45,569,318       22.5
      5-8 years                           5.72    18,710,937          9.8        5.74    17,811,867        8.8
      Jumbos                              4.72     4,746,329          2.5        4.48     4,651,814        2.3
                                              --------------        -----              ------------      -----
                                                 145,206,522         75.8               154,260,948       76.3
                                              --------------        -----              ------------      -----
   TOTAL SAVINGS
     ACCOUNTS                                 $  191,672,617        100.0%             $202,261,392      100.0%
                                              ==============        =====              ============      =====

  At December 31, 1999, scheduled maturities of certificate accounts are as follows:

                  2000                                       $    94,723,552
                  2001                                            26,536,630
                  2002                                            11,835,230
                  2003                                             8,494,127
                  2004                                             3,616,983
                  Thereafter                                               -
                                                             ---------------
                                                             $   145,206,522
                                                             ===============

  Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                             YEARS ENDED  DECEMBER 31,
                                    ----------------------------------------
                                         1999           1998           1997
   Passbooks                        $   612,638       619,736       631,146
   NOW and money market accounts        512,567       473,835       493,555
   Certificates                       7,871,724     9,084,789     8,982,165
                                    -----------    ----------    ----------
                                    $ 8,996,929    10,178,360    10,106,866
                                    ===========    ==========    ==========

   Certificates of deposit with balances of $100,000 or more totaled approximately $21,616,000 and $19,836,000 at December 31, 1999 and 1998,
   respectively.

7.  Federal Home Loan Bank Advances:
    FHLB advances at December 31, 1999 consist of the following:


                                            INTEREST      OUTSTANDING
             MATURITY DATE                    RATE          BALANCE
             -------------                    ----          -------
             01/31/00                         4.85%      $ 2,500,000
             03/20/00                         4.75         3,000,000
             05/01/06                         8.15           176,652
             06/18/08                         5.38         2,000,000
             09/08/08                         6.12         2,000,000
             10/02/08                         4.82         1,000,000
             11/06/08                         4.64         2,000,000
             11/10/08                         6.07         2,000,000
             04/29/09                         5.44         3,000,000
             05/05/09                         4.67         2,000,000
             09/30/09                         6.61         4,000,000
             10/01/09                         6.65         4,911,166
             12/01/09                         6.50         1,630,261
             12/21/09                         5.76         2,000,000
             10/01/10                         6.35         2,641,503
             12/01/10                         6.30         1,067,179
             05/01/14                         1.50         1,183,687
                                                         -----------
                                                         $37,110,448
                                                         ===========

    At December 31, 1999 the Company's FHLB advances were comprised of $13,500,000 of adjustable rate advances and $23,610,000 of fixed rate advances.

    The advances require principal payments as follows:

             2000                                        $ 7,622,438
             2001                                          1,770,905
             2002                                          1,479,240
             2003                                          1,237,210
             2004                                          1,036,382
             Thereafter                                   23,964,273
                                                         -----------
                                                         $37,110,448
                                                         ===========

    As collateral for the advances, the Company has pledged mortgage loans equal to or greater than 150% of the outstanding balance.

8.  STOCKHOLDERS' EQUITY:

    Retained earnings are restricted by regulatory requirements and federal income tax requirements.

   In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 9). At December 31, 1999, the most restrictive required level of capital to satisfy regulatory requirements was approximately $9,995,000.

    Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1999, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,035,000 at December 31, 1999.

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

    Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acqui-sitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

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

                                                                       1997
                                                                       ----

   Options outstanding at beginning of year                           71,358
   Canceled                                                                -
   Exercised                                                         (71,358)
                                                                     =======
   Options outstanding at end of year                                      -
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

                                                  1999         1998       1997
                                                  ----         ----       ----
    Options outstanding at beginning of year     128,475      68,325          -
    Granted                                       67,275      71,100     68,325
    Canceled/Forfeited                           (43,533)    (10,950)         -
    Exercised
                                                 -------     -------     ------
    Options outstanding at end of year           152,217     128,475     68,325
                                                 =======     =======     ======

    All options have an exercise price between $12.81 and $19.80. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company met the performance goals for the year 1998 thereby making the 1997 options exercisable over the next three years. The Company did not meet the performance goals for 1999 thereby reducing the 1998 options by 50%.

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

      Net income:                            1999         1998         1997
                                             ----         ----         ----
         As reported                     $1,411,285    1,833,372    1,688,274
      Additional comp. cost                 190,076      121,532        7,049
         Pro forma net income             1,221,209    1,711,840    1,681,225

     Basic earnings per share:               1999         1998         1999
                                             ----         ----         ----
         As reported                     $     0.85         1.05         0.95
         Pro forma earnings per share          0.73         0.98         0.95

    The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999, 1998, and 1997 respectively: expected volatility of .35 percent, .65 percent, and .27 percent, risk free interest rates of 6.9 percent, 4.8 percent, and 5.9 percent, dividend yields of .30 percent, .30 percent, and .27 percent, and for all years, expected lives of ten years.

9.  REGULATORY CAPITAL REQUIREMENTS:

    The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 1999, the capital standards include a 4% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 1999, Franklin Savings meets each of the capital requirements as follows:

                                                          Franklin's computed
                                                              capital as a
                                Computed       Franklin's   percent of
                                regulatory     computed     total assets or
                               requirements    capital      risk-adjusted assets
                               ------------    -------      --------------------
          Tier 1 capital       $9,995,000    17,645,000          7.06%
          Risk-based capital    9,246,000    18,458,000         15.97%

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

    COMMITMENTS TO EXTEND CREDIT

    The fair value of commitments to extend credit approximates the contractual amount due to the comparability of

    The estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                                    DECEMBER 31, 1999             DECEMBER 31, 1998
                                              ----------------------------------------------------------
                                                 CARRYING         FAIR          CARRYING         FAIR
                                                  AMOUNT          VALUE          AMOUNT          VALUE
                                               -----------    -----------    -----------    -----------
    Financial assets:
       Cash and cash equivalents              $  3,687,970      3,687,970      8,369,318      8,369,318
       Investment securities                    19,196,974     19,196,974     19,125,146     19,125,146
       Mortgage-backed securities               52,938,552     52,679,000     55,877,403     55,991,000
       Loans receivable                        167,600,890    163,382,000    150,179,277    151,517,000
       Investment in FHLB stock                  1,971,200      1,971,200      1,788,700      1,788,700
    Financial  liabilities:
       Savings accounts                        191,672,617    191,446,000    202,261,392    203,480,000
       FHLB advances                            37,110,448     36,890,000     15,575,801     15,994,000

                                              ----------------------------------------------------------
                                                CONTRACTUAL       FAIR       CONTRACTUAL       FAIR
                                                  AMOUNT          VALUE         AMOUNT          VALUE
                                               -----------    -----------    -----------    -----------
    Unrecognized financial instruments:
       Commitments to extend credit           $  4,155,800      4,155,800      4,110,000      4,110,000
       Unfunded construction loans               3,783,000      3,783,000      2,431,000      2,431,000

11. FEDERAL INCOME TAXES:

    The components of income tax expense are as follows:

                                          YEARS ENDED DECEMBER 31,
                                --------------------------------------------
                                  1999               1998              1997
                                  ----               ----              ----
    Federal:
       Current                  $628,830           924,170           788,357
       Deferred                   56,730           (15,022)           12,125
                                --------           -------           -------
                                $685,560           909,148           800,482
                                ========           =======           =======

   Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

                                          YEARS ENDED DECEMBER 31,
                                   -----------------------------------------
                                      1999          1998              1997
                                      ----          ----              ----
   Tax at statutory rates          $712,927        932,457          846,177
   Benefit of tax exempt interest   (12,000)       (15,343)         (15,771)
   Other                            (15,367)        (7,966)         (29,924)
                                   --------        -------          -------
                                   $685,560        909,148          800,482
                                   ========        =======          =======

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                    1999              1998
                                                 ---------          -------
   Deferred tax asset arising from:

      Allowance for loan losses                  $ 352,000          387,000
      Deferred loan fees and costs                  48,500           64,000
      Depreciation                                  53,800           47,400
      Unrealized loss on securities                465,800                -
      Other, net                                    59,800           27,700
                                                 ---------          -------
           TOTAL DEFERRED TAX ASSETS               979,900          526,100
                                                 ---------          -------
   Deferred tax liability arising from:
      FHLB stock                                  (409,900)        (365,100)
      Unrealized gain on securities                      -          (49,000)
                                                 ---------          -------
           TOTAL DEFERRED TAX LIABILITIES         (409,900)        (414,100)
                                                 ---------          -------
           NET DEFERRED TAX ASSET                $ 570,000          112,000
                                                 =========          =======

   Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

12.   BENEFIT PLANS

      The Company has a noncontributory defined contribution and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

      The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $139,498, 110,190 and $130,341 for the years ended December 31, 1999, 1998 and 1997, respectively.

      The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of the employer. The Company contributed $100,000 to the ESOP in 1999, 1998 and 1997. At December 31, 1999, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 1999, 1998, and 1997. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 1999, the ESOP held 142,639 allocated shares and 8,300 shares committed to be allocated.

13.   LEASE COMMITMENTS:

      The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

            Year ending December 31:

                  2000                                             $ 98,738
                  2001                                               67,460
                  2002                                               64,572
                  2003                                               64,572
                  2004                                               40,272
                                                                  ---------
              Thereafter                                             85,184

                                                                  $ 420,798
                                                                  =========

      Rent expense was $152,654, $163,693 and $139,297 in 1999, 1998 and 1997,
      respectively.

      The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

      The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

            Year ending December 31:
                  2000                                             $ 101,605
                  2001                                               102,089
                  2002                                                87,090
                                                                    ---------

                                                                   $ 290,784
                                                                   =========
14.   LOANS TO RELATED PARTIES:

      Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1999. The following is an analysis of the activity of such loans for the years indicated:

      Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 1999. The following is an analysis of the activity of such loans for the years indicated:

                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                         1999               1998                 1997
                                         ----               ----                 ----

   Balance, beginning of year        $ 1,943,843          1,484,053            830,787
   Loans originated                    1,292,335            745,640            696,776
   Repayments                         (1,282,504)          (285,850)           (43,510)
                                     -----------          ---------          ---------
   BALANCE, END OF YEAR              $ 1,953,674          1,943,843          1,484,053
                                     ===========          =========          =========

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

      At December 31, 1999, the Company's total commitment to extend credit was approximately $4,155,800, and the Company had commitments to disburse construction loans of approximately $3,783,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $759,100.

16.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

      The following condensed balance sheets as of December 31, 1999 and 1998 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 1999 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS
                            ------------------------
                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                    ------------------------------
                                                                                        1999               1998

      Cash                                                                         $    180,011           1,060,035
      Investment in Franklin Savings                                                 16,779,967          15,524,906
      Loans to Franklin Savings                                                       1,750,000           3,300,000
      Other assets                                                                    1,212,552           1,231,070
                                                                                   ------------         -----------
                                                                                   $ 19,922,530          21,116,011
                                                                                   ============         ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

      Liabilities                                                                  $    167,034             174,901
      Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding
      Common stock - $.01 par value, 2,500,000 shares authorized,
         2,010,867 shares issued in 1999 and 1998                                        13,406              13,406
         Additional paid-in capital                                                   6,189,237           6,189,237
      Treasury stock, at cost - 380,494 and 306,494 shares in 1999
         and 1998, respectively                                                      (3,733,041)         (2,630,422)
      Retained earnings                                                              18,190,050          17,273,849
      Net unrealized gain (loss) on available-for-sale securities of parent
         and subsidiary                                                                (904,156)             95,040
                                                                                   ------------         -----------
                                                                                   $ 19,922,530          21,116,011
                                                                                   ============         ===========

16.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
      CONTINUED:

                         CONDENSED STATEMENTS OF INCOME
                         ------------------------------

                                                                        YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------
                                                               1999               1998                1997
                                                               ----               ----                ----
   Equity in earnings of Franklin Savings                  $ 1,354,257          1,746,771          1,654,817
   Interest income                                             176,797            243,178            227,755
   Operating expenses                                         (349,114)          (353,019)          (296,012)
   Other Income                                                234,595            222,842            107,664
   Federal income tax expense                                   (5,250)           (26,400)            (5,950)
                                                           -----------          ---------          ---------
     Net Income                                            $ 1,411,285          1,833,372          1,688,274
                                                           ===========          =========          =========

                       CONDENSED STATEMENTS OF CASH FLOWS
                       ----------------------------------
                                                                        YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------
                                                               1999               1998                1997
                                                               ----               ----                ----
   Cash flows from operating activities:
      Net income                                           $ 1,411,285          1,833,372          1,688,274
      Equity in earnings of Franklin Savings                (1,354,257)        (1,746,771)        (1,654,817)
      Dividends received from Franklin Savings                       -          1,582,000            277,000
      Change in other assets and liabilities                    10,651            (41,908)           107,697
                                                           -----------          ---------          ---------
           NET CASH PROVIDED BY
             OPERATING ACTIVITIES                               67,679          1,626,693            418,154
                                                           -----------          ---------          ---------
   Cash flows from investing activities:
      Net repayments (borrowings) of loans
         to Franklin Savings                                   650,000         (3,300,000)                 -
      Maturity of investment securities                              -          2,150,000          1,000,000
      Capital expenditures                                           -            (94,305)           (96,866)

           NET CASH PROVIDED BY (USED IN)
             INVESTING ACTIVITIES                              650,000         (1,244,305)           903,134
                                                           -----------          ---------          ---------
   Cash flows from financing activities:
      Payment of dividends                                    (495,084)          (508,587)          (428,036)
      Proceeds from sale of common stock                             -                  -            237,860
      Purchase of treasury stock                            (1,102,619)        (1,286,652)          (202,575)

           NET CASH USED IN FINANCING ACTIVITIES            (1,597,703)        (1,795,239)          (392,751)
                                                           -----------          ---------          ---------
           NET INCREASE (DECREASE) IN CASH                    (880,024)        (1,412,851)           928,537

   Cash at beginning of year                                 1,060,035          2,472,886          1,544,349
                                                           -----------          ---------          ---------
   CASH AT END OF YEAR                                     $   180,011          1,060,035          2,472,886
                                                           ===========          =========          =========
   Supplemental disclosure of non-cash activities:
       Contribution of capital to Franklin Savings-
       note receivable converted to investment             $   900,000                  -                  -
                                                           ===========          =========          =========

17.  MADISON SERVICE CORPORATION:

     In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 1999, is presented:


                                  BALANCE SHEET
                                  -------------

                                     ASSETS
           Cash                                                     $225,963
           Other assets                                               15,013
                                                                    --------
                                                                    $240,976
                                                                    ========




                      LIABILITIES AND SHAREHOLDERS' EQUITY

           Equity                                                    240,976
                                                                    --------
                                                                    $240,976
                                                                    ========

                             STATEMENT OF OPERATIONS
                             -----------------------

           Revenues:
              Interest Income                                       $  7,793
              Service fees and other                                   7,496
           Operating expenses                                         (3,385)
                                                                    --------
           INCOME BEFORE FEDERAL INCOME TAX                           11,904
           Federal income tax                                          4,050
                                                                    --------
           NET INCOME                                               $  7,854
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

     c. Franklin Savings' investment in Madison Service Corporation consists of:


        Common stock, 220 shares issued and outstanding             $110,000
        Retained earnings                                            130,976
                                                                    --------
                                                                    $240,976
                                                                    ========

18.   EARNINGS PER SHARE:

      Earnings per share for the years ended December 31, 1999, 1998 and 1997 are calculated as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31, 1999
                                                  ------------------------------------------
                                                    INCOME           SHARES         PER-SHARE
                                                  (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                                  ----------        ---------        --------
   Basic EPS
   ---------
   Income available to common stockholders        $1,411,285        1,662,090        $   0.85
                                                                                     ========
   Effect of dilutive securities:
      Stock options
      1997 Plan                                            -                -
                                                  ----------        ---------
   Diluted EPS
   -----------
   Income available to common stockholders
   + assumed conversions                          $1,411,285        1,662,090        $   0.85
                                                  ==========        =========        ========

                                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                                  ------------------------------------------
                                                   INCOME            SHARES         PER-SHARE
                                                 (NUMERATOR)      (DENOMINATOR)       AMOUNT
                                                  ----------        ---------        --------
   Basic EPS
   ---------
   Income available to common stockholders        $1,833,372        1,753,595        $   1.05
                                                                                     ========
   Effect of dilutive securities:
      Stock options
       1997 Plan                                           -                -
                                                  ----------        ---------
   Diluted EPS
   -----------
   Income available to common stockholders
   + assumed conversions                          $1,833,372        1,753,595        $   1.05
                                                  ==========        =========        ========

                                                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  ------------------------------------------
                                                    INCOME            SHARES         PER-SHARE
                                                  (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                                  ----------        ---------        --------
   Basic EPS
   ---------
   Income available to common stockholders        $1,688,274        1,778,003        $   0.95
                                                                                     ========
   Effect of dilutive securities:
      Stock options
      1987 Plan                                            -           54,384
      1997 Plan                                            -            4,697
                                                  ----------        ---------
   Diluted EPS
   -----------
   Income available to common stockholders
      + assumed conversions                       $1,688,274        1,837,084        $   0.92
                                                  ==========        =========        ========

The effect of the stock options was anti-dilutive for the years ended December 31, 1999 and 1998, and therefore the stock options were not included in the dilutive EPS for those periods.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

    All adjustments necessary for a fair statement of operations for each period have been included.

                                                                  1999
                                                                  ----
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                            --------------------------------------------------
                                             FIRST         SECOND          THIRD       FOURTH
                                            QUARTER        QUARTER        QUARTER      QUARTER
                                            -------        -------        -------      -------
   Interest income                           $3,900         3,979         3,981        4,271
   Interest expense                           2,523         2,472         2,531        2,737
                                             ------          ----          ----         ----
     NET INTEREST INCOME                      1,377         1,507         1,450        1,534
   Provision (credit) for loan losses            20          (143)            -           20
                                             ------          ----          ----         ----
     NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES                1,357         1,650         1,450        1,514

   Noninterest income                           177           180           141          148
   Noninterest expense                        1,165         1,127         1,133        1,095
                                             ------          ----          ----         ----
   INCOME BEFORE FEDERAL
     INCOME TAXES                               369           703           458          567

   Federal income taxes                         118           235           149          184
                                             ------          ----          ----         ----
     NET INCOME                              $  251           468           309          383
                                             ======          ====          ====         ====
   Earnings per common share
     BASIC                                   $ 0.15          0.27          0.19         0.24
                                             ======          ====          ====         ====
     DILUTED                                 $ 0.15          0.27          0.19         0.24
                                             ======          ====          ====         ====

                                                                   1998
                                                                   ----
                                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                            --------------------------------------------------
                                             FIRST         SECOND          THIRD       FOURTH
                                            QUARTER        QUARTER        QUARTER      QUARTER
                                            -------        -------        -------      -------
   Interest income                           $4,203         4,205         4,133        4,052
   Interest expense                           2,636         2,673         2,700        2,681
                                             ------          ----          ----         ----
     NET INTEREST INCOME                      1,567         1,532         1,433        1,371
   Provision for loan losses                     32            10            11           21
                                             ------          ----          ----         ----
     NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES              1,535         1,522         1,422        1,350

   Noninterest income                           364           166           290          304
   Noninterest expense                        1,093         1,029         1,099          989
                                             ------          ----          ----         ----
   INCOME BEFORE FEDERAL
     INCOME TAXES                               806           659           613          665

   Federal income taxes                         269           216           201          224
                                             ------          ----          ----         ----
     NET INCOME                              $  537           443           412          441
                                             ======          ====          ====         ====
   Earnings per common share
     BASIC                                   $ 0.30          0.25          0.24         0.26
                                             ======          ====          ====         ====
     Diluted                                 $ 0.30          0.25          0.24         0.26
                                             ======          ====          ====         ====