Form 10KSB40, Exhibit 13
period 2000-12-31
FIRST FRANKLIN CORP
filed 2001-03-30
CIK 742161

                                                                      EXHIBIT 13

Letter To Our Shareholders

The year 2000 marked the beginning of new milestones for First Franklin with continued emphasis on our commitment to the people we serve and to the people who make us successful - our shareholders, our customers and our employees. First Franklin entered the year 2000 with a mission to continue to fill the niche for friendly, neighborhood banking with a personal touch while expanding and growing the company to meet the needs of the communities and people we serve.

In accordance with First Franklin's ongoing strategic planning process, your company's Directors and Senior Management implemented many actions that enable the company to stay on target with our mission, values, and identity. Keeping this focus has meant growth and continued development in key areas such as....

      -  Loan Growth          -  Stock Repurchase           -  Technology
      -  Loan Funding         -  New Lines of Business      -  Marketing
      -  Expansion            -  Leveraging of Capital

With the company's continued emphasis on development and growth, the year 2000 proved to be profitable for First Franklin Corporation, its subsidiaries and you, our stockholders. Our net income was $1,461,000 or $0.90 per share.
In First Franklin's continued effort to evolve and grow, the focus during the year 2000 was on how to bring our strong community-oriented business and most innovative products and services to more people while maintaining the company's long standing integrity, values, and principals.

Three areas of concentration have made this focus a reality: Expansion, Product Growth, and Marketing. First Franklin investigated options for expansion into new communities, the development of new and innovative products and services that customers want, and enhanced the marketing of the company both in a grass-roots effort as well as by building community awareness. A new branch office has been opened in Anderson Township in the eastern section of Cincinnati/Hamilton County.

"Your Money Friends" at Franklin have worked hard to let the people we serve, as well as the greater community, know that we plan to serve their financial needs for a long, long time to come. "Here Today, Here Tomorrow" is not just a campaign slogan for Franklin, it is an integral part of our mission.

Our people make First Franklin the success it is, and it is these people who are our greatest asset. We have every intention to be here tomorrow, just like we are here today, for all the people who value the friendly, professional, neighborhood service that Franklin provides. Our resolve is stronger than ever to accomplish our mission. We thank you our shareholders for the confidence you have placed in our ability to continue to meet our mission, and for your continued support.

                   Respectfully submitted,

                   /s/ Thomas H. Siemers

                   Thomas H. Siemers
                   President and CEO

                       SELECTED FINANCIAL DATA

                                                                         AS OF DECEMBER 31,
                                                 --------------------------------------------------------------
                                                    2000          1999          1998         1997         1996
                                                    ----          ----          ----         ----         ----
                                                                          (IN THOUSANDS)
FINANCIAL CONDITION DATA:
   Total assets                                  $ 277,694    $ 250,205     $ 240,315    $ 230,504    $ 222,302
   Cash                                              1,351        3,688         8,369        5,990       10,009
   Loans receivable, net                           206,040      167,601       150,179      152,753      150,135
   Mortgage-backed securities
     Available-for-sale                             30,993       39,342        43,522       18,755       19,503
     Held-to-maturity                               11,145       13,596        12,355       17,158       19,622
   Investments
     Available-for-sale                             19,940       19,197        19,125       29,829       17,358
   Savings accounts                                185,530      191,673       202,261      202,206      194,648
   Total borrowings                                 68,978       37,110        15,576        5,462        6,423
   Stockholders' equity                             21,312       19,755        20,941       21,228       19,730

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------
                                                    2000          1999          1998         1997         1996
                                                    ----          ----          ----         ----         ----
                                                                          (IN THOUSANDS)
OPERATIONS DATA:
   Total interest income                         $  18,831    $  16,131     $  16,593    $  16,473    $  15,782
   Total interest expense                           12,672       10,263        10,690       10,502        9,785
                                                 ---------    ---------     ---------    ---------    ---------
   Net interest income                               6,159        5,868         5,903        5,971        5,997
   Provision (credit) for loan losses                   84         (103)           74           84           92
                                                 ---------    ---------     ---------    ---------    ---------
   Net interest income after
     provision for loan losses                       6,075        5,971         5,829        5,887        5,905
   Noninterest income                                  670          646         1,124          617          544
   Noninterest expense                               4,577        4,520         4,211        4,016        4,327
                                                 ---------    ---------     ---------    ---------    ---------
   Income before SAIF assessment,
     pension plan termination
     and taxes                                       2,168        2,097         2,742        2,488        2,122
   SAIF assessment                                                                                        1,144
   Termination of pension plan                                                                              571
                                                 ---------    ---------     ---------    ---------    ---------
   Income before taxes                               2,168        2,097         2,742        2,488          407
   Provision for federal income tax                    707          686           909          800          133

                                                 ---------    ---------     ---------    ---------    ---------
   Net income                                    $   1,461    $   1,411     $   1,833    $   1,688    $     274
                                                 =========    =========     =========    =========    =========
OTHER DATA:
   Interest rate spread during period                 2.02%        2.19%         2.23%        2.36%        2.48%
   Interest rate spread at end of period              2.01         2.30          2.24         2.41         2.35
   Return on assets                                   0.56         0.59          0.78         0.74         0.13
   Return on equity                                   7.22         6.95          8.62         8.24         1.35
   Dividend payout ratio                             33.16        35.08         27.76        25.35       132.03
   Equity to assets ratio                             7.67         7.90          8.71         9.21         8.88
   Ratio of average interest-
     earning assets to average
     interest-bearing liabilities                   107.38       107.40        107.76       107.29       107.95
   Non-performing assets as
     a percent of total assets
     at end of period                                 0.37         0.37          0.68         0.58         0.56
   Full service offices                                  6            6             7            7            7

PER SHARE DATA:
   Net income per common share
     Basic                                       $    0.90    $    0.85     $    1.05    $    0.95    $    0.16
                                                 =========    =========     =========    =========    =========
     Diluted                                     $    0.90    $    0.85     $    1.05    $    0.92    $    0.15
                                                 =========    =========     =========    =========    =========
   Book value per common share                   $   13.21    $   12.12     $   12.29    $   11.87    $   11.37
                                                 =========    =========     =========    =========    =========

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25, 1988.

First Franklin's mission is to maximize the value of the Company for shareholders by exceeding the expectations of its customers and the communities it serves. This mission will only be accomplished by adhering to the follow- ing values:

       1. We will exceed the expectations of our customers regarding service and products.
       2. Our success will be achieved through our employees' efforts.
       3. Shareholder satisfaction enables us to continue serving our customers.
       4. We have an obligation to support the communities we serve.
       5. We will combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets,
(ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners lll, L.P. ("FIP lll").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street
Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines and a voice response telephone inquiry system. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer. In January 2000, Franklin began offering an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions.

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

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. At the present time, DirectTeller is evaluating a strategic alliance that could result in a new product that will compliment the current system.

FIP lll is a limited partnership that invests in common stocks of financial institutions. The Company has invested $500,000 in the partnership. At December 31, 2000, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $631,000.There is not a readily determinable market for ownership interest in this partnership.

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

During the fourth quarter of 1999, Franklin closed its branch office located at 45 East Fourth Street, Cincinnati, Ohio following an internal analysis that indicated that the cost of operating that branch was not justified by the number of customers being served. Deposits held at that branch are being serviced by a branch located about five miles from the closed location. During October 2000, Franklin opened a lending office at 7944 Beechmont Avenue, Cincinnati, Ohio. Permission to open a full service branch at that location was received in December 2000. The full service branch at that location was opened March 1, 2001.

Since the results of operations of Madison, DirectTeller and FIP lll have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

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

In the interest rate environment experienced during late 1999 and most of 2000, the Company was subject to significant interest rate risk. In the low interest rate environment that prevailed throughout much of the 1990s, Franklin, like many financial institutions, was not able to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they did rise. As a result, Franklin experienced a shortening of the maturities of its liabilities. The low rates had the opposite effect on Franklin's assets, as consumers took advantage of the low rates to lock-in long-term mortgages. Although Franklin has sold some of its fixed-rate mortgages in recent years, timing considerations and other market conditions have not always been conducive to a sale. Consequently, Franklin emerged from the 1990s with a significant mismatch between the repricing terms of its assets and liabilities. In May 2000, Franklin submitted an Interest Rate Risk Compliance Plan to the OTS containing many of the initiatives discussed below. If provisions of this plan are not complied with, the OTS could take actions which could limit Franklin's activities, growth or earnings.

During 2000, market conditions allowed Franklin to originate adjustable-rate mortgage loans, short-term consumer loans and longer term certificates of deposit which improved its level of interest rate risk. At December 31,2000, Franklin's interest rate risk position had improved to a "Substantial Risk" classification from "High Risk" under OTS guidelines.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2000:

                       NET INTEREST INCOME                NET PORTFOLIO VALUE
                       -------------------                -------------------
CHANGE IN
INTEREST RATES  ESTIMATED   $ CHANGE      % CHANGE    ESTIMATED  NPV   POLICY
(BASIS POINTS)   $ VALUE  FROM CONSTANT FROM CONSTANT  $ VALUE  RATIO GUIDELINES
--------------   -------  ------------- -------------  -------  ----------------
                                  (DOLLARS IN THOUSANDS)
     +300        $ 5,745    $  (836)      (12.70)%     $ 7,625  2.93%   5.50%
     +200          6,115       (466)       (7.08)%      11,716  4.44%   6.50%
     +100          6,428       (153)       (2.32)%      15,738  5.80%   7.25%
        0          6,581          0             0%      18,433  6.64%   8.00%
     -100          6,420       (161)       (2.45)%      19,556  6.92%   8.75%
     -200          5,919       (662)      (10.06)%      19,373  6.77%   9.50%
     -300          5,434     (1,147)      (17.43)%      19,778  6.81%  10.50%

Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

In response to the OTS' concerns about its interest rate risk position, during the fourth quarter of 1999, Franklin implemented several initiatives to improve its interest rate sensitivity. One initative was to increase its capital position, which Franklin addressed by suspending the payment of dividends to the Company. It is not anticipated that this action will adversely affect the ability of the Company to pay dividends to its shareholders. Although the Company does not anticipate that it will need dividends from Franklin during 2001, a prolonged restriction could adversely affect the amount of funds available to the Company in future years. Another initative was to lenghten the maturities of its liabilities, which Franklin has undertaken by emphasizing thirty-nine month and five year certificates of deposit by pricing those products more attractively, and to shorten the maturities of its assets, which Franklin has addressed by limiting the origination of fixed-rate mortgages and emphasizing the origination of one, three, and five-year adjustable-rate mortgages. In addition, commercial and multi-family real estate loans originated have shorter maturities with balloon payments due in five years or less. More emphasis has been placed on the origination of home equity lines of credit and adjustable-rate second mortgages, which are normally originated at higher rates than first mortgage loans.

As a result of these initatives, the composition of the loan portfolio has gone from 33% adjustable, 56% fixed and 11% balloons at December 31, 1999 to 49% adjustable, 40% fixed and 11% balloons at December 31, 2000. During the same time frame, core deposits have remained constant at 24% of total deposits and certificates with original maturities of three years or more have increased to 39% of total deposits from 24% at December 31, 1999. Because adjustable-rate loans are normally originated at rates lower than fixed-rate loans and longer term certificates normally have higher rates than shorter term certificates, these initatives could be expected to have a negative impact on net interest income.

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

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 2000. As shown below, the one year cumulative gap is $7.30 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decrease. A prolonged period of falling interest rates could adversely affect the Company's earnings but could improve its interest rate risk position.

                                                                                                                   More
                                                                                                                   than
                                     3 MONTHS     4 TO 6    7 TO 12    1 TO 3      3 TO 5     5 TO 10   10 TO 20    20
                                      OR LESS     MONTHS     MONTHS     YEARS       YEARS      YEARS     YEARS     YEARS     TOTAL
                                      -------     ------     ------     -----       -----      -----     -----     -----     -----
ASSETS:                                                                (IN THOUSANDS)
Real estate loans;
   One- to four-family
      Adjustable-rate                 $ 14,446     13,754    16,234     31,423                                               75,857
      Fixed-rate                         2,905      2,820     5,401     18,685      14,740    24,434     12,526    2,514     84,025
   Construction loans                    1,676                  256                                                           1,932
   Multi-family and non-residential
      Adjustable-rate                    3,501      2,238     4,410      9,902                                               20,051
      Fixed-rate                           687        670     1,290      4,560       3,724     5,944                         16,875
Consumer loans                           6,230        145       261        540                                                7,176
Mortgage-backed securities              11,455      6,227     8,016      6,760       2,532     4,189      2,991              42,170
Investments                              3,587        500        25      2,445       4,100     8,204      4,753              23,614
                                      --------     ------    ------     ------      ------    ------     ------    -----    -------
   Total rate sensitive assets        $ 44,487     26,354    35,893     74,315      25,096    42,771     20,270    2,514    271,700

LIABILITIES:
Fixed maturity deposits               $ 26,052     18,464    17,186     49,432      28,064                                  139,198
Transaction accounts                       510        494       939      3,188       2,439     3,884      3,013    1,078     15,545
Money market deposit accounts              268        259       493      1,672       1,280     2,037      1,581      563      8,153
Passbook accounts                          683        661     1,257      4,266       3,266     5,197      4,033    1,439     20,802
Borrowings                              20,701      4,205     7,263     25,710       7,657     3,268        799              69,603
                                      --------     ------    ------     ------      ------    ------     ------    -----    -------
   Total rate sensitive liabilities   $ 48,214     24,083    27,138     84,268      42,706    14,386      9,426    3,080    253,301

GAP INFORMATION:
Cumulative gap                        $ (3,727)    (1,456)    7,299     (2,654)    (20,264)    8,121     18,965   18,399
Cumulative gap as a percentage
   of total assets                        (1.4)%     (0.5)      2.6       (1.0)       (7.3)      2.9       6.9       6.7

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 5% to 49%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 5% to 26%; (iii) fixed rate one- to four-family residential mortgage loans will prepay at annual rates of 7% to 53% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 3% to 25% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to the decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program is focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. As part of an on going independent Quality Control program, a sample of the loans originated are reviewed, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.
The Asset Classification Committee meets on a regular basis, at least quarterly, to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans in excess of $50,000, and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed on a quarterly basis. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                         AT DECEMBER 31,
                                                         ---------------
                                                      2000              1999
                                                      ----              ----
                                                          (IN THOUSANDS)
     Non-accruing loans                            $    498              481
     Accruing loans ninety days or
       more past due                                    516              458
     Repossessed assets                                   -                -
                                                   --------             -----
     Total non-performing assets                   $  1,014              939
                                                   ========             =====

As indicated by the table above, non-performing assets increased $75,000 during 2000. During 2001, the Company will continue to monitor the level of these assets and strive to reduce them.

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

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                         2000      1999
                                                         ----      ----
                                                         (IN THOUSANDS)

Beginning balance                                      $  976     1,092

Charge-offs
  One- to four-family                                      --        10
  Multi-family                                             --        --
  Non-residential                                          --        --
  Consumer                                                 --         4
                                                       ------    ------
                                                           --        14
                                                       ------    ------
Recoveries
  One- to four-family                                      --         1
  Multi-family                                             --        --
  Non-residential                                          --        --
  Consumer                                                 --        --
                                                           --         1
                                                       ------    ------

Net charge-offs                                            --        13
                                                       ------    ------
Additions (credit) charged to operations                   84      (103)
                                                       ======    ======
Ending balance                                         $1,060       976
                                                       ======    ======
Ratio of net charge-offs to
  average loans outstanding                                 0%    0.008%
                                                       ======    ======
Ratio of net charge-offs to
  average non-performing assets                             0%     1.01%
                                                       ======    ======

RESULTS OF OPERATIONS

Net income for 2000 was $1.46 million. This represents a 0.56% return on average assets and a 7.22% return on average stockholders' equity. Book value per share at December 31, 2000 was $13.21. Net income for the year ended December 31, 1999 was $1.41 million. The returns on average assets and average equity for 1999 were 0.59% and 6.95%, respectively. 1999 net income included a one-time recapture of a loan loss reserve of $108,000 ($0.06 per basic share) after taxes. Excluding the recapture of the loan loss reserve, 1999 net income was $1.30 million ($0.79 per basic share). Net income for the year ended December 31, 1998 was $1.83 million, which represents a return on average assets of 0.78% and a return on average stockholders' equity of 8.62%. The increase in 2000 net income reflects an increase in net interest income of $291,000 and a $24,000 increase in noninterest income, less an increase in the provision for loan losses of $187,000 and an increase in operating expenses of $57,000.

Net Interest Income. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 5% during 2000 to $6.16 million from $5.87 million in 1999 due to an increase in net earning assets from $16.09 million in 1999 to $17.77 million for 2000.

                                               2000                           1999                            1998
                                               ----                           ----                            ----
                                 AVERAGE     INTEREST             AVERAGE    INTEREST             AVERAGE    INTEREST
                               OUTSTANDING    EARNED/    YIELD/  OUTSTANDING  EARNED/   YIELD/  OUTSTANDING   EARNED/    YIELD/
                                 BALANCE       PAID       RATE     BALANCE     PAID      RATE     BALANCE      PAID       RATE
                                 -------       ----       ----     -------     ----      ----     -------      ----       ----
                                                               (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Loans receivable (1)            $188,531    $ 14,203     7.53%   $159,053   $ 11,857    7.45%   $151,989   $ 11,895     7.83%
 Mortgage-backed securities(2)     47,095       3,152     6.69      52,325      2,907    5.56      40,854      2,408     5.89
 Investments (2)                   20,359       1,284     6.31      20,126      1,235    6.14      32,985      2,164     6.56
 FHLB stock                         2,677         192     7.17       1,886        132    7.00       1,758        126     7.17
                                 --------    --------             --------   --------            --------   --------
   Total interest-earning
    assets                       $258,662    $ 18,831     7.28%   $233,390   $ 16,131    6.91%   $227,586   $ 16,593     7.29%
                                 ========    ========             ========   ========            ========   ========

INTEREST-BEARING LIABILITIES:
 Demand and NOW deposits         $ 24,878    $    510     2.05%   $ 23,797   $    513    2.16%   $ 22,256   $    473     2.13%
 Savings deposits                  20,836         586     2.81      22,052        613    2.78      22,485        620     2.76
 Certificates of deposit          141,896       8,266     5.83     146,385      7,871    5.38     157,401      9,085     5.77
 FHLB advances                     53,281       3,310     6.21      25,071      1,266    5.05       9,050        512     5.66
                                 --------    --------             --------   --------            --------   --------
   Total interest-bearing
    liabilities                  $240,891    $ 12,672     5.26%   $217,305   $ 10,263    4.72%   $211,192   $ 10,690     5.06%
                                 ========    ========             ========   ========            ========   ========

Net interest income                          $  6,159                        $  5,868                       $  5,903
                                             ========                        ========                       ========
Net interest rate spread                                  2.02%                          2.19%                           2.23%
                                                          =====                          =====                           =====
Net earning assets               $ 17,771                         $ 16,085                       $ 16,394
                                 ========                         ========                       ========
Net yield on average
 interest-earning assets                                  2.38%                          2.51%                           2.59%
                                                          =====                          =====                           =====
Average  interest-earning
 assets to average
 interest-bearing liabilities                   1.07%                           1.07%                          1.08%
                                                =====                           =====                          =====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.

RATE/VOLUME ANALYSIS. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is pro- vided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2000, net interest income increased $291,000 compared to a $35,000 decrease during 1999. The income earned on assets increased $2.70 million, due to an increase in the rates earned on total interest-earning assets from 6.91% to 7.28% while the average interest-earning assets increased $25.27 million. The increase in the yield on interest-earning assets reflects an increase in the yield on loans from 7.45% to 7.53% and an increase in the yield on mortgage-backed securities from 5.56% to 6.69%. During the same period, however, interest expense increased $2.41 million due to an increase in the average cost of funds from 4.72% to 5.26% and an increase in average interest-bearing liabilities of $23.59 million. The increase in the average cost of funds reflects an increase in the cost of certificates from 5.38% to 5.83% and an increase in the cost of Federal Home Loan Bank ("FHLB") advances from 5.05% to 6.21%.

                                                 2000 VS 1999                 1999 VS 1998                 1998 VS 1997
                                                 ------------                 ------------                 ------------
                                           INCREASE                         INCREASE                          INCREASE
                                          (DECREASE)       TOTAL           (DECREASE)        TOTAL           (DECREASE)      TOTAL
                                           DUE TO         INCREASE           DUE TO         INCREASE           DUE TO      INCREASE
                                     VOLUME       RATE   (DECREASE)    VOLUME      RATE    (DECREASE)    VOLUME     RATE  (DECREASE)
                                     ------       ----   ----------    ------      ----    ----------    ------     ----  ----------
                                                                         (IN THOUSANDS)
INTEREST INCOME ATTRIBUTABLE TO:
 Loans receivable (1)               $ 2,219        127      2,346      1,786     (1,824)       (38)       (90)      (172)      (262)
 Mortgage-backed securities            (234)       479        245        627       (128)       499        455       (536)       (81)
 Investments                             14         35         49       (797)      (132)      (929)       250        213        463
 FHLB stock                              57          3         60          9         (3)         6
                                    --------      -----     ------     ------    -------    -------      -----      -----      -----
 Total interest income              $ 2,056        644      2,700      1,625     (2,087)      (462)       615       (495)       120
                                    ========      =====     ======     ======    =======    =======      =====      =====      =====
INTEREST EXPENSE ATTRIBUTABLE TO:
 Demand and NOW deposits            $    38        (41)        (3)        33          7         40        (20)        (1)       (21)
 Savings deposits                       (34)         7        (27)       (12)         5         (7)        (9)        (2)       (11)
 Certificates of deposit               (230)       625        395       (614)      (599)    (1,213)       213       (110)       103
 FHLB advances                        1,697        347      2,044        802        (49)       753        158        (41)       117
                                    --------      -----     ------     ------    -------    -------      -----      -----      -----

 Total interest expense             $ 1,471        938      2,409        209       (636)      (427)       342       (154)       188
                                    ========      =====     ======     ======    =======    =======      =====      =====      =====
Increase (decrease) in
 net interest income                $   585       (294)       291      1,416     (1,451)       (35)       273       (341)       (68)
                                    ========      =====     ======     ======    =======    =======      =====      =====      =====

(1)  Includes non-accruing loans

AVERAGE YIELDS AND RATES PAID.    The following table sets forth the average
                                  yields earned on loans and other
investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                        AT DECEMBER 31,
                                                 ---------------------------
Weighted average yield on:                       2000        1999       1998
                                                 ----        ----       ----
  Loans receivable(1)                            7.70%       7.44       7.57
  Mortgage-backed securities                     6.98        6.42       6.18
  Investments (2)                                6.28        6.29       5.82
  FHLB stock                                     7.50        7.00       7.00
                                                 -----       ----       ----
     Combined weighted average yield on
       interest-earning assets                   7.49        7.11       7.03
                                                 -----       ----       ----
Weighted average rate paid on:
  Demand and NOW deposits                        1.86        2.34       2.09
  Savings deposits                               2.82        2.75       2.75
  Certificates of deposit                        6.04        5.33       5.47
  Borrowings                                     6.48        5.64       5.30
                                                 -----       ----       ----
     Combined weighted average rate paid
       on interest-bearing liabilities           5.48        4.81       4.79
                                                 -----       ----       ----

Interest rate spread                             2.01%       2.30       2.24
                                                 =====       ====       ====

(1)  Includes impact of non-accruing loans.
(2)  Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provisions to be expensed each year based on previous loan loss experience, current economic conditions, and the composition of the loan portfolio and the current level of loan loss reserves.Charges against operations during 2000 for loan loss reserves were $84,150. During the second quarter of 1999, additions to loss reserves were reduced by $163,300 due to the recapture of a specific reserve established in 1990 and 1991 against a renegotiated loan secured by a 50 unit motel located in Cincinnati, Ohio as a result of an unanticipated payoff of the loan. Excluding this recapture, 1999 charges against current operation were $60,000. Charges against current operations during 1998 for loan loss reserves were $73,500. Assets classified as substandard and loss at December 31, 2000 decreased 30.43% to $800,000, while non-performing assets increased by 7.99% to $1.01 million. It is management `s opinion that the level of reserves at December 31, 2000 is adequate to protect Franklin against reasonably foreseeable losses.

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

NONINTEREST INCOME. Noninterest income was $670,000 for 2000, compared to $645,000 for 1999 and $1,124,000 for 1998. Current year income included profits of $21,000 on the sale of mortgage and student loans, service fees of $249,000 earned on checking and money market accounts, $10,000 in income from Madison and $57,000 in income from DirectTeller. Profits on the sale of loans and investments were $90,000 in 1999 and $550,000 in 1998. Noninterest income during 1999 and 1998 included service fees on checking and money market accounts of $232,000 and $236,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $4.58 million, $4.52 million and $4.21 million for the years ended December 31, 2000, 1999 and 1998, respectively. As a percentage of average assets, total noninterest expenses were 1.74%, 1.89%, and 1.80% for the three years. The following table shows the major noninterest expense items and their percent of change during 2000 and 1999.

                                      PERCENT                 PERCENT
                                     INCREASE                INCREASE
                             2000   (DECREASE)        1999  (DECREASE)     1998
                             ----   ----------        ----  ----------     ----
                                             (Dollars in thousands)
Compensation                $1,757     (1.7)%       $1,788     12.2%     $1,594
Employee benefits              329     (6.0)           350      5.4         332
Office occupancy               600     (6.0)           638     (2.0)        651
FDIC insurance                  68    (41.4)           116     (6.5)        124
Data processing                258      4.5            247      3.3         239
Marketing                      307     56.6            196     76.6         111
Professional fees              147     48.5             99     (6.6)        106
Supervisory expense            109      6.9            102      4.1          98
Taxes, other than income       213      9.8            194     (5.4)        205
Other                          789     (0.1)           790      5.3         750
                            ------    ------        ------     -----     ------
   Total                    $4,577      1.3%        $4,520      7.4%     $4,210
                            ======    ======        ======     =====     ======


Under Statement of Financial Accounting Standards ("SFAS") No. 91 certain loan costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $131,000, $167,000 and $243,000 during 2000, 1999 and 1998, respectively. The decline in the capitalized costs during 2000 reflects a decline in the number of loans originated. The increase in marketing expense during 2000 reflects increased advertising promoting loan and deposit products.The increase in professional fees reflects the legal fees and consultant associated with the development of the Interest Rate Risk Compliance Plan required by the OTS and the increase in taxes, other than income, reflects an increase in franchise taxes paid to the State of Ohio.

Provision for Federal Income Taxes. Provisions for federal income taxes were $707,525, $685,560, and $909,148 in fiscal 2000, 1999 and 1998, respectively.
The effective federal income tax rates for the years ended December 31, 2000, 1999, and 1998 were 32.6%, 32.7% and 33.2%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet antici- pated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source. The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $1.59 million to $21.29 million at December 31, 2000.

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires the Company to classify certain investments in debt and equity securities as held-to-maturity, available-for-sale or held in a trading account. Currently, most adjustable-rate mortgage-backed securities, municipal bonds and U.S. Government and agency securities are classified as available-for-sale, and certificates of deposit and fixed-rate mortgage-backed securities are classified as held-to-maturity. No investments are classified as trading. All new investments are evaluated at the time of purchase to determine how they should be classified. At December 31, 2000 the Company had a $255,000 net unrealized loss on investments and mortgage-backed securities classified as available-for-sale.

No investments were sold during 2000. In 1999 the Company sold $2.89 million of mortgage-backed securities at a profit of $21,000. The proceeds from the sale were reinvested in higher yielding agency securities. In 1998, $21.30 million of available-for-sale agency and mortgage-backed securities were sold at a profit of $247,000. Proceeds from the sales were reinvested in adjustable-rate mortgage-backed securities. The agency securities were sold because they had call provisions that were likely to be exercised.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2000 and 1999.

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                       2000           1999
                                                     -------        -------

                                                           (In thousands)
Operating activities:
  Net income                                         $  1,461         1,411
  Adjustments to reconcile net income
  to net cash provided by
  operating activities                                    105           870
                                                     ---------      --------
Net cash provided by operating activities               1,566         2,281
Net cash used in investing activities                 (29,149)      (16,389)
Net cash provided by financing activities              25,246         9,427
                                                     ---------      --------
Net decrease in cash and cash equivalents              (2,337)       (4,681)
Cash and cash equivalents at beginning of year          3,688         8,369
                                                     ---------      --------
Cash and cash equivalents at end of year             $  1,351         3,688
                                                     =========      ========

Operating activities include the sale of fixed-rate single-family mortgage loans of $3.08 million during 2000 and $6.54 million during 1999. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2000, interest rates on fixed-rate loans remained substantially higher than rates experienced during the past few years, so consumer demand for fixed-rate loans was weak and the demand for adjustable-rate loans remained strong. Franklin has an agreement to sell all student loans which enter repayment to a third party. Sales of $388,800 at a profit of $5,600 occurred during 2000 compared to sales of $210,300 at a profit of $3,800 during 1999.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2000 totaled $45.29 million compared to $57.48 million during fiscal 1999. Loan disbursements, including loans originated for sale, during 2000 were $76.15 million compared to $57.30 million during 1999. The increase in loan disbursements during 2000 reflects a strong market for adjustable-rate mortgages and home equity lines of credit. Due to the strong loan demand that existed during 2000, the Company did not purchase any mortgage-backed securities compared to purchases of $24.99 million during 1999. No investment securities were purchased during 2000. Maturities of investment securities during the same period totaled $30,000. This compares to purchases of $10.38 million and maturities of $9.24 million during 1999. The reduction in purchases and maturities is the result of higher interest rates during 2000, which caused the amount of securities called prior to maturity to decline and the loan disbursements to increase.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $6.14 million to $185.53 million at December 31, 2000 from $191.67 million at December 31, 1999. Net of interest credited, deposits decreased by $14.38 million during 2000 as compared to an $18.56 million decrease during 1999. During 2000, the Company attempted to lengthen the maturity of its certificates. As a result of this strategy, certificates with an original maturity of three years or more increased $26.87 million during the year. The table below sets forth the deposit flows by type of account, including interest credited, during 2000 and 1999.

                                                 For the year ended December 31,
                                                 -------------------------------
                                                       2000          1999
                                                     --------      --------
                                                         (In thousands)
     Passbook deposits                               $   (111)       (2,334)
                                                     --------      --------
     NOW / Super NOW deposits                             319        (1,289)
     MMDA deposits                                       (342)        2,089
                                                     --------      --------
     Total                                               (134)       (1,534)
                                                     --------      --------
     Certificates of deposit:
       7-31 day                                          (164)           28
       91 day                                             (43)           29
       Six month                                       (5,976)      (23,902)
       One year                                        (4,416)        7,313
       Eighteen month                                 (11,920)        3,726
       Two year                                        (9,057)       (6,609)
       Three year                                      (1,584)        9,415
       Thirty-nine month                                9,640          --
       Five year                                       18,818           918
       Jumbo certificates                              (1,309)           94
       Other                                                2           (66)
                                                     --------      --------
     Total                                             (6,009)       (9,054)
                                                     --------      --------
     Total deposit decrease                          $ (6,143)      (10,588)
                                                     ========      ========

Outstanding Federal Home Loan Bank advances increased $31.87 million to $68.98 million at December 31, 2000. The increased borrowings were used to fund the growth in loans and the savings decline. See Note 8 of the Notes to the

Consolidated Financial Statements for additional information on the outstanding advances.

Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $71.50 million from the FHLB.

At December 31, 2000, Franklin had outstanding commitments to originate or purchase $2.82 million of mortgage loans or mortgage-backed securities, as compared to $4.16 million at December 31, 1999. During the next twelve months, approximately $61.70 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

CAPITAL

The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regultory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $1.55 million during 2000 from $19.76 million at Decem- ber 31, 1999 to $21.31 million at the end of 2000. Book value per share increased to $13.21 at December 31, 2000 from $12.12 at the end of 1999. The increase in stockholders' equity is primarily the result of net income for the year of $1.46 million and a decrease in unrealized losses on available-for-sale securities of $736,000, offset by dividends declared of $484,000 and purchases of treasury stock of $155,000. As a percentage of total assets, the Company's stockholders' equity was 7.67% and 7.90% at December 31, 2000 and 1999, respectively.

Dividends per share of $0.30 were declared in 2000 and 1999, resulting in payments of $484,000 in 2000 and $495,000 in 1999. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.

                                        DECEMBER 31, 2000
CAPITAL STANDARD        ACTUAL   REQUIRED    EXCESS     ACTUAL  REQUIRED  EXCESS
                       ---------------------------------------------------------
                                      (Dollars In thousands)
Core                   $19,144    11,052     8,092       6.93%   4.00     2.93
Risk-based              20,028    11,797     8,231      13.58    8.00     5.58

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting pronouncements must be adopted by the Company in future years, in order to be in compliance with generally accepted accounting principles.

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, which is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. First Franklin adopted SFAS No. 133 effective January 1, 2001, as required, without material effect on First Franklin's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on First Franklin's financial position or results of operations.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of February 28, 2001, there were approximately 403 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2001, First Franklin's closing sale price as reported on the Nasdaq National Market was $9.00.

STOCK PRICES FOR THE
QUARTER ENDED:                                   LOW              HIGH
                                            ---------         ---------
March 31, 1999                              $   12.00         $   15.25
June 30, 1999                                   12.25             15.50
September 30, 1999                              11.50             18.00
December 31, 1999                               11.25             14.13
March 31, 2000                                   8.00             12.13
June 30, 2000                                    7.88              9.38
September 30, 2000                               8.28             11.00
December 31, 2000                                7.19              9.00

DIVIDENDS
Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 2000 and 1999.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. As previously discussed, Franklin has filed an interest rate risk compliance plan with the OTS that states that dividends will not be paid to the Company during 2001.

If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. During 2000 and 1999, Franklin did not pay dividends to the Company. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 23, 2001 at 3:00 p.m.

FORM 10-KSB:
The Company's 2000 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

                      [CLARK, SCHAEFER, HACKETT & CO. LOGO]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income, comprehensive in- come, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.


/s/Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 25, 2001

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                        ASSETS

                                                                             DECEMBER 31,
                                                                 ------------------------------
                                                                      2000               1999
                                                                 -------------      -----------
Cash, including certificates of deposit and other
  interest-earning deposits of $160,000 and $205,000
  at December 31, 2000 and 1999, respectively                    $   1,350,511        3,687,970
Investment securities:
  Securities available-for-sale, at market value (amortized
    cost of  $20,161,974 and $20,189,885 at December 31, 2000
    and 1999, respectively)                                         19,940,100       19,196,974
Mortgage-backed securities:
  Securities available-for-sale, at market value (amortized
    cost of $31,026,238 and $39,719,308 at December 31, 2000
    and 1999, respectively)                                         30,992,891       39,342,286
  Securities held-to-maturity, at amortized cost (market value of $11,228,909 and $13,336,225 at December 31, 2000
    and 1999, respectively)                                         11,144,580       13,596,266
Loans receivable, net                                              206,040,437      167,600,890
Real estate owned, net                                                    --               --
Investment in Federal Home Loan Bank
  of Cincinnati stock, at cost                                       3,350,900        1,971,200
Accrued interest receivable:
  Investment securities                                                176,516          178,145
  Mortgage-backed securities                                           271,650          317,750
  Loans receivable                                                     996,022          815,340
Property and equipment, net                                          1,897,114        1,942,129
Other assets                                                         1,532,951        1,556,273
                                                                 -------------      -----------
                                                                 $ 277,693,672      250,205,223
                                                                 =============      ===========

                                       LIABILITIES

Savings accounts                                                 $ 185,530,481      191,672,617
Federal Home Loan Bank advances                                     68,977,823       37,110,448
Advances by borrowers for taxes and insurance                        1,330,444        1,170,508
Other liabilities                                                      542,484          496,154
                                                                 -------------      -----------
    Total liabilities                                              256,381,232      230,449,727
                                                                 -------------      -----------
Commitments (Notes 14 and 16)

                                 STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
  authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                           --               --
  authorized, 2,010,867 shares issued
     in 2000 and 1999                                                   13,406           13,406
Additional paid-in capital                                           6,189,237        6,189,237
Treasury stock, at cost - 396,994 and 380,494 shares
  in 2000 and 1999, respectively                                    (3,888,112)      (3,733,041)
Retained earnings, substantially restricted                         19,166,329       18,190,050
Accumulated other comprehensive income:
  Unrealized loss on available-for-sale securities,
  net of taxes of $(86,800) and $(465,775) at
  December  31, 2000 and 1999, respectively                           (168,420)        (904,156)
                                                                 -------------      -----------
  Total stockholders' equity                                        21,312,440       19,755,496
                                                                 -------------      -----------
                                                                 $ 277,693,672      250,205,223
                                                                 =============      ===========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------
                                                                2000              1999                 1998
                                                            -----------        -----------         -----------
Interest income:
    Loans receivable                                        $14,202,622         11,856,552          11,894,693
    Investment securities                                     1,466,367          1,268,353           1,888,477
    Mortgage-backed securities                                3,152,436          2,907,019           2,407,935
    Other interest income                                         9,355             99,068             401,906
                                                            -----------        -----------         -----------
                                                             18,830,780         16,130,992          16,593,011
                                                            -----------        -----------         -----------
  Interest expense:
    Savings accounts                                          9,361,196          8,996,929          10,178,360
    Borrowed funds                                            3,310,258          1,266,062             511,986
                                                            -----------        -----------         -----------
                                                             12,671,454         10,262,991          10,690,346
                                                            -----------        -----------         -----------

    NET INTEREST INCOME                                       6,159,326          5,868,001           5,902,665

  Provision (credit) for loan losses                             84,150           (103,300)             73,500
                                                            -----------        -----------         -----------
    NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES                               6,075,176          5,971,301           5,829,165
                                                            -----------        -----------         -----------
  Noninterest income:
    Service fees on NOW accounts                                249,157            231,757             235,653
    Gain on loans sold                                           21,457             66,738             302,727
    Gain on sale of investments                                    --               23,399             247,289
    Other income                                                399,124            323,211             338,021
                                                            -----------        -----------         -----------
                                                                669,738            645,105           1,123,690
                                                            -----------        -----------         -----------
  Noninterest expense:
    Salaries and employee benefits                            2,085,591          2,137,766           1,925,512
    Occupancy                                                   599,727            637,530             650,906
    Federal deposit insurance premiums                           68,029            116,475             124,398
    Service bureau                                              257,591            247,341             238,584
    Advertising                                                 306,703            196,244             111,394
    Taxes other than income taxes                               213,120            194,260             204,711
    Other                                                     1,046,004            989,945             954,830
                                                            -----------        -----------         -----------
                                                              4,576,765          4,519,561           4,210,335
                                                            -----------        -----------         -----------
  INCOME BEFORE FEDERAL INCOME TAXES                          2,168,149          2,096,845           2,742,520
  Provision for federal income taxes                            707,525            685,560             909,148
                                                            -----------        -----------         -----------
    NET INCOME                                              $ 1,460,624          1,411,285           1,833,372
                                                            ===========        ===========         ===========
    NET INCOME PER COMMON SHARE
      Basic                                                 $      0.90               0.85                1.05
                                                            ===========        ===========         ===========

      Diluted                                               $      0.90               0.85                1.05
                                                            ===========        ===========         ===========

                 See accompanying notes to financial statements.

             FIRST FRANKLIN CORPORATION AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                   YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                        2000               1999               1998
                                                                    -----------        -----------        -----------
Net Income                                                          $ 1,460,624          1,411,285          1,833,372
Other comprehensive income, net of tax
  Unrealized gains (losses) on available-for-sale securities:

    Unrealized holding gains (losses) during the year                   735,736           (983,763)          (161,448)
       Less: Reclassification adjustment for (gains)
           losses on investments securities
           included in net income                                                          (15,433)          (163,211)
                                                                    -----------        -----------        -----------

COMPREHENSIVE INCOME                                                $ 2,196,360            412,089          1,508,713
                                                                    ===========        ===========        ===========


                 See accompanying notes to financial statements.

               FIRST FRANKLIN CORPORATION AND SUBSIDIARY
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                         NET UNREALIZED
                                                       ADDITIONAL                         GAIN(LOSS) ON
                                     COMMON             PAID-IN          TREASURY      AVAILABLE-FOR-SALE       RETAINED
                                      STOCK             CAPITAL            STOCK           SECURITIES           EARNINGS
                                   -----------        -----------       -----------        -----------        -----------
BALANCE,
DECEMBER 31, 1997                  $    13,406          6,189,514        (1,343,770)           419,699         15,949,064
                                   -----------        -----------       -----------        -----------        -----------
Redemption of odd shares due
  to stock split                                             (277)
Dividends declared ($.292)
  per common share                                                                                               (508,587)
Change in net unrealized
  gains on securities
  available-for-sale, net of
  deferred tax of $167,250                                                                    (324,659)
Purchase of treasury stock                                               (1,286,652)
Net income for the year
  ended December 31, 1998                                                                                       1,833,372
                                   -----------        -----------       -----------        -----------        -----------

BALANCE,
DECEMBER 31, 1998                  $    13,406          6,189,237        (2,630,422)            95,040         17,273,849
                                   -----------        -----------       -----------        -----------        -----------

Dividends declared ($.30)
  per common share                                                                                               (495,084)
Change in net unrealized
  gains on securities
  available-for-sale, net of
  deferred tax of $(514,725)                                                                  (999,196)
Purchase of treasury stock                                               (1,102,619)
Net income for the year
  ended December 31, 1999                                                                                       1,411,285
                                   -----------        -----------       -----------        -----------        -----------
BALANCE
DECEMBER 31, 1999                  $    13,406          6,189,237        (3,733,041)          (904,156)        18,190,050
                                   -----------        -----------       -----------        -----------        -----------

Dividends declared ($.30)
  per common share                                                                                               (484,345)
Change in net unrealized
  gains on securities
  available-for-sale, net of
  deferred tax of $378,975                                                                     735,736
Purchase of treasury stock                                                 (155,071)
Net income for the year
  ended December 31, 2000                                                                                       1,460,624
                                   -----------        -----------       -----------        -----------        -----------
BALANCE
DECEMBER 31, 2000                  $    13,406          6,189,237        (3,888,112)          (168,420)        19,166,329
                                   ===========        ===========       ===========        ===========        ===========

                 See accompanying notes to financial statements.

             FIRST FRANKLIN CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEARS ENDED DECEMBER 31,
                                                             ------------------------------------------------------
                                                                  2000                1999                 1998
                                                             ------------         ------------         ------------
Cash flows from operating activities:
Net income                                                   $  1,460,624            1,411,285            1,833,372
  Adjustments to reconcile net income to
       net cash provided by operating activities:
    Provision (credit) for loan losses                             84,150             (103,300)              73,500
    Depreciation                                                  159,342              170,917              175,256
    Amortization                                                  203,774              482,951              198,792
    Deferred income taxes                                            --                 56,733              (17,800)
    Gain on sale of assets                                        (10,719)             (28,201)            (334,206)
    FHLB stock dividends                                         (192,000)            (132,100)            (125,800)
    (Increase) decrease in accrued interest receivable           (132,953)              75,915               46,031
    (Increase) decrease in other assets                            43,497              387,948             (617,520)
    Increase (decrease) in other liabilities                       46,330               51,004              (95,243)
    Other, net                                                    (92,874)             (74,672)            (160,491)
    Proceeds from sale of loans originated for sale             3,082,500            6,542,924           17,364,729
    Disbursements on loans originated for sale                 (3,085,700)          (6,559,948)         (17,284,023)
                                                             ------------         ------------         ------------
      NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                   1,565,971            2,281,456            1,056,597
                                                             ------------         ------------         ------------

Cash flows from investing activities:
  Principal reductions on loans
    and mortgage-backed securities                             45,288,263           57,478,441           59,867,475
  Disbursements on mortgage and
    other loans originated for investment                     (73,060,638)         (50,735,285)         (43,458,689)
  Proceeds from sale of student loans                             394,368              214,067              232,116
  Purchase of investment securities:
    Available-for-sale                                                             (10,384,014)         (31,417,422)
  Proceeds from sale of investment securities:
    Available-for-sale                                                                      --           15,065,000
  Proceeds from maturities of investment securities:
    Available-for-sale                                             30,000            9,240,000           27,155,000
  Purchase of mortgage-backed securities:
    Available-for-sale                                                             (20,039,744)         (40,909,711)
    Held-to-maturity                                                                (4,950,178)
  Proceeds from sale of mortgage-backed securities:

    Available-for-sale                                                               2,910,250            6,479,291
  Purchase of interest in limited partnership                    (500,000)
  Sale (purchase) of FHLB stock                                (1,187,700)             (50,400)             145,900
  Capital expenditures                                           (131,482)             (82,258)            (240,820)
  Proceeds from sale of property and equipment                     18,000                9,000                6,432
                                                             ------------         ------------         ------------
    NET CASH USED BY
      INVESTING ACTIVITIES                                   $(29,149,189)         (16,390,121)          (7,075,428)
                                                             ------------         ------------         ------------

                                         Continued

                         See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

                                                                          YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------------
                                                                       2000           1999           1998
                                                                  ------------    ------------    ------------
Cash flows from financing activities:
  Net (decrease) increase in deposits                             $ (6,142,136)    (10,588,775)         55,207
  Purchase of treasury stock                                          (155,071)     (1,102,619)     (1,286,652)
  Payment of dividends                                                (484,345)       (495,084)       (508,587)
  Proceeds from Federal Home
    Loan Bank advances, net                                         31,867,375      21,534,647      10,113,806
  Increase in advances by borrowers
    for taxes and insurance                                            159,936          79,148          24,090
                                                                  ------------    ------------    ------------
      NET CASH  PROVIDED BY
         FINANCING ACTIVITIES                                       25,245,759       9,427,317       8,397,864
                                                                  ------------    ------------    ------------

      NET INCREASE (DECREASE) IN CASH                               (2,337,459)     (4,681,348)      2,379,033

Cash at beginning of year                                            3,687,970       8,369,318       5,990,285
                                                                  ------------    ------------    ------------

CASH AT END OF YEAR                                               $  1,350,511       3,687,970       8,369,318
                                                                  ============    ============    ============

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest, including interest credited
       to savings accounts                                        $ 12,691,909      10,226,540      10,686,018
                                                                  ============    ============    ============

    Income taxes                                                  $    585,000         710,000         890,000
                                                                  ============    ============    ============

Supplemental disclosure of noncash activities:

  Real estate acquired in settlement of loans                     $       --              --              --
                                                                  ============    ============    ============

  Change in unrealized gain (loss) on
    available-for-sale securities                                 $  1,114,711      (1,513,921)       (491,859)
                                                                  ============    ============    ============


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

         Franklin Savings is a state chartered savings and loan, operating six banking and one loan origination office in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

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

         INVESTMENT AND MORTGAGE-BACKED SECURITIES

         Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2). Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2000 and 1999, the Company did not hold any trading securities.

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

         Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis. The Company sells loans in the secondary market. Loan sales totaled $3,082,500 and $6,542,924 during 2000 and 1999. The amount of loans held for sale at December 31, 2000 and 1999 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

2. INVESTMENT AND MORTGAGE-BACKED SECURITIES:

  The amortized cost and estimated market values of investment securities are as follows:

                                                                       DECEMBER 31, 2000
                                            ----------------------------------------------------------------------
                                                                  GROSS                GROSS             ESTIMATED
                                             AMORTIZED          UNREALIZED          UNREALIZED            MARKET
                                                COST               GAINS               LOSSES             VALUE
                                            -----------         -----------         -----------         -----------
   Available-for-sale:
     U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies            $18,995,307               5,686             265,438          18,735,555

     Obligations of states and
       municipalities                         1,166,667              37,878                --             1,204,545
                                            -----------         -----------         -----------         -----------

                                            $20,161,974              43,564             265,438          19,940,100
                                            ===========         ===========         ===========         ===========


                                                                         DECEMBER 31, 1999
                                            ----------------------------------------------------------------------
                                                                  GROSS                GROSS             ESTIMATED
                                             AMORTIZED          UNREALIZED          UNREALIZED            MARKET
                                                COST               GAINS               LOSSES             VALUE
                                            -----------         -----------         -----------         -----------
   Available-for-sale:
      U.S. Treasury securities and
        obligations of U.S. Government
        corporations and agencies           $18,993,530                --             1,016,490          17,977,040

      Obligations of states and
        municipalities                        1,196,355              29,507               5,928           1,219,934
                                            -----------         -----------         -----------         -----------

                                            $20,189,885              29,507           1,022,418          19,196,974
                                            ===========         ===========         ===========         ===========

   The amortized cost and estimated market value of investment securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                                                          ESTIMATED
                                                                                     AMORTIZED              MARKET
                                                                                        COST                VALUE
                                                                                    -----------          -----------
   Available-for-sale:
       Due in one year or less                                                      $   660,055              661,137
       Due after one year through five years                                          6,544,905            6,511,248
       Due after five years through ten years                                         8,204,100            8,086,626
       Due after ten years                                                            4,752,914            4,681,089
                                                                                    -----------          -----------
                                                                                    $20,161,974           19,940,100
                                                                                    ===========          ===========

    The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                                              YEARS ENDED  DECEMBER 31,
                                                                --------------------------------------------------
                                                                    2000               1999                1998
                                                                ----------          ----------          ----------

   Taxable interest income                                      $1,208,806           1,082,835           1,696,177
   Nontaxable interest income                                       65,342              53,185              66,331
   Dividends                                                       192,219             132,333             125,969
                                                                ----------          ----------          ----------
                                                                $1,466,367           1,268,353           1,888,477
                                                                ==========          ==========          ==========


   The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                                      DECEMBER 31, 2000
                                          -----------------------------------------------------------------------
                                                                  GROSS              GROSS             ESTIMATED
                                           AMORTIZED           UNREALIZED         UNREALIZED            MARKET
                                              COST                GAINS              LOSSES              VALUE
                                          -----------         -----------         -----------         -----------
   Available-for-sale:
      FHLMC certificates                  $ 4,905,318              10,748              79,131           4,836,935
      FNMA certificates                     8,468,255              65,740              25,542           8,508,453
      GNMA certificates                    12,539,725              68,963              11,405          12,597,283
      Collateralized mortgage
        obligations                         5,112,940                --                62,720           5,050,220
                                          -----------         -----------         -----------         -----------
                                          $31,026,238             145,451             178,798          30,992,891
                                          ===========         ===========         ===========         ===========

   Held-to-maturity:
      FHLMC certificates                  $ 3,198,578              32,648                --             3,231,226
      FNMA certificates                     3,471,538                --                38,843           3,432,695
      GNMA certificates                     4,474,464              90,524                --             4,564,988
                                          -----------         -----------         -----------         -----------
                                          $11,144,580             123,172              38,843          11,228,909
                                          ===========         ===========         ===========         ===========

                                                                      DECEMBER 31, 1999
                                          -----------------------------------------------------------------------
                                                                  GROSS              GROSS             ESTIMATED
                                           AMORTIZED           UNREALIZED         UNREALIZED            MARKET
                                              COST                GAINS              LOSSES              VALUE
                                          -----------         -----------         -----------         -----------

   Available-for-sale:
      FHLMC certificates                  $ 6,250,981              12,782             198,438           6,065,325
      FNMA certificates                    10,095,884              79,103             203,897           9,971,090
      GNMA certificates                    16,883,677              59,492              66,028          16,877,141
      Collateralized mortgage
        obligations                         6,488,766              60,036           6,428,730
                                          -----------         -----------         -----------         -----------
                                          $39,719,308             151,377             528,399          39,342,286
                                          ===========         ===========         ===========         ===========

   Held-to-maturity:
      FHLMC certificates                  $ 4,386,178                --                80,032           4,306,146
      FNMA certificates                     4,319,484                --               156,331           4,163,153
      GNMA certificates                     4,890,604                --                23,678           4,866,926
                                          -----------         -----------         -----------         -----------
                                          $13,596,266                --               260,041          13,336,225
                                          ===========         ===========         ===========         ===========

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

   Loans receivable, net, consists of the following:

                                                                                                      DECEMBER 31,
                                                                                        ----------------------------------------
                                                                                             2000                       1999
                                                                                        -------------              -------------
   First mortgage loans:
      Principal balances:
        Collateralized by one- to four-
          family residences                                                             $ 158,833,908                133,815,912
        Collateralized by multi-family properties                                          12,505,819                  8,163,177
        Collateralized by other properties                                                 22,942,111                 19,855,105
        Construction loans                                                                  7,472,616                  6,353,795
                                                                                        -------------              -------------
                                                                                          201,754,454                168,187,989
   Less:
        Undisbursed portion of construction loans                                          (3,486,269)                (3,783,005)
        Net deferred loan origination (fees) costs                                             61,830                    (39,637)
        Unearned premiums                                                                       1,227                      4,260
                                                                                        -------------              -------------
          TOTAL FIRST MORTGAGE LOANS                                                      198,331,242                164,369,607
                                                                                        -------------              -------------

   Consumer and other loans:
      Principal balances:
        Consumer loans                                                                      1,651,631                  1,619,547
        Home equity line of credit                                                          5,882,378                  1,135,384
        Loans on savings accounts                                                             531,048                    748,617
        Student loans                                                                         704,186                    703,633
                                                                                        -------------              -------------
          TOTAL CONSUMER AND OTHER LOANS                                                    8,769,243                  4,207,181
                                                                                        -------------              -------------
   Less allowance for loan losses                                                          (1,060,048)                  (975,898)
                                                                                        -------------              -------------
                                                                                        $ 206,040,437                167,600,890
                                                                                        =============              =============

   Activity in the allowance for loan losses is summarized as follows:

                                                                                         YEARS ENDED  DECEMBER 31,
                                                                          -------------------------------------------------------
                                                                              2000                 1999                   1998
                                                                          ----------            ----------             ----------
   Balance, beginning of year                                             $  975,898             1,091,867              1,015,023
   Provision for loan losses                                                  84,150                60,000                 73,500
   Charge-offs and recoveries, net                                              --                 (12,669)                 3,344
   Recovery of specific reserve                                                 --                (163,300)                  --
                                                                          ----------            ----------             ----------
   BALANCE, END OF YEAR                                                   $1,060,048               975,898              1,091,867
                                                                          ==========            ==========             ==========

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2000 and 1999 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $47,997,000, $50,881,000 and $55,888,000 at December 31, 2000,
1999 and 1998, respectively.

Mortgage servicing rights of $7,538, $78,960 and $215,810 were capitalized in 2000, 1999 and 1998, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2000, 1999 and 1998. Amortization of mortgage-servicing rights was $86,152, $111,975 and $61,595 for 2000, 1999 and 1998, respectively.

4.       REAL ESTATE OWNED:

         The company has no real estate owned as of December 31, 2000, 1999 and 1998.

5.       PROPERTY AND EQUIPMENT:

         Property and equipment, net, consists of the following:

                                                                                  December 31,
                                                                    ----------------------------------
                                                                        2000                   1999
                                                                    -----------            -----------

          Buildings and improvements                                $ 1,599,288              1,594,718
          Leasehold improvements                                      1,028,992              1,009,855
          Furniture, fixtures and equipment                           1,726,708              1,669,579
                                                                    -----------            -----------

                                                                      4,354,988              4,274,152

          Accumulated depreciation and amortization                  (2,997,305)            (2,871,454)
                                                                    -----------            -----------

                                                                      1,357,683              1,402,698

          Land                                                          539,431                539,431
                                                                    -----------            -----------

                                                                    $ 1,897,114              1,942,129
                                                                    ===========            ===========

6.       OTHER ASSETS:

          Included in other assets is a $500,000 investment in Financial Institutions Partners lll,L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, is approximately $631,000 at December 31, 2000. There is not a readily determinable market for ownership interests in this investment.

7. SAVINGS ACCOUNTS:

   Savings accounts consist of the following:

                                          DECEMBER 31, 2000                  DECEMBER 31, 1999
                             ---------------------------------------   -----------------------------------
                                WEIGHTED                     PERCENT   WEIGHTED                   PERCENT
                                AVERAGE                        OF      AVERAGE                       OF
                                 RATE         AMOUNT        DEPOSITS     RATE        AMOUNT       DEPOSITS
                             -----------   ------------     --------   --------   ------------    --------

    Passbooks                   2.82%      $ 20,775,074         11.2%       2.75% $ 20,886,203       10.9%
    NOW  accounts
       and variable rate
       money market
       savings and
       checking accounts        1.86         25,557,793         13.8        2.34    25,579,892       13.3
                                           ------------       ------              ------------    -------
                                             46,332,867         25.0                46,466,095       24.2
                                           ------------       ------              ------------    -------
    Certificates:
       1-6 month                5.20         10,401,571          5.6        4.57    16,583,974        8.7
       1 year                   5.64         22,803,853         12.3        5.06    27,218,703       14.2
       18 month                 5.91         17,652,121          9.5        5.29    29,571,546       15.4
       18 month - 5 years       6.15         47,370,329         25.5        5.69    48,375,033       25.2
       5-8 years                6.47         37,532,816         20.2        5.72    18,710,937        9.8
       Jumbos                   5.59          3,436,924          1.9        4.72     4,746,329        2.5
                                           ------------       ------              ------------    -------
                                            139,197,614         75.0               145,206,522       75.8
                                           ------------       ------              ------------    -------
    TOTAL SAVINGS
      ACCOUNTS                            $  185,530,481        100.0%            $191,672,617      100.0%
                                          ==============       ======             ============     ======

  At December 31, 2000, scheduled maturities of certificate accounts are as follows:

                  2001                                        $    61,704,479
                  2002                                             22,687,490
                  2003                                             26,744,458
                  2004                                              4,620,677
                  2005                                             23,123,672
                  Thereafter                                          316,838
                                                              ---------------
                                                              $   139,197,614
                                                              ===============

  Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                                      YEARS ENDED  DECEMBER 31,
                                          --------------------------------------------------------
                                             2000                   1999                    1998
                                          ----------             ----------             ----------

    Passbooks                             $  586,187                612,638                619,736
    NOW and money market accounts            510,105                512,567                473,835
    Certificates                           8,264,904              7,871,724              9,084,789
                                          ----------             ----------             ----------
                                          $9,361,196              8,996,929             10,178,360
                                          ==========             ==========             ==========

   Certificates of deposit with balances of $100,000 or more totaled approximately $23,555,000 and $21,616,000 at December 31, 2000 and 1999,
   respectively.

8.  FEDERAL HOME LOAN BANK ADVANCES:

   FHLB advances at December 31, 2000 consist of the following:

                                                  AVERAGE        OUTSTANDING
                    MATURING DURING           INTEREST RATE        BALANCE
                    ---------------           -------------        -------
                           2001                   6.36%      $     5,960,277
                           2002                   6.72             1,100,000
                           2003                   7.14            18,653,389
                           2004                   6.11             4,000,000
                           2005                   7.36             1,000,000
                   2006-2010                      6.32            37,112,842
                   Thereafter                     1.50             1,151,315
                                                             ---------------
                                                  6.48%      $    68,977,823
                                                             ===============

   At December 31, 2000 the Company's FHLB advances were comprised of $16,760,277 of adjustable rate advances and $52,217,546 of fixed rate advances.

   The advances require principal payments as follows:

                   2001                                        $   14,878,895
                   2002                                             8,845,402
                   2003                                            12,204,043
                   2004                                             1,468,272
                   2005                                             2,213,335
                   Thereafter                                      29,367,876
                                                               --------------
                                                               $   68,977,823
                                                               ==============

     As collateral for the advances, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance.

  9. STOCKHOLDERS' EQUITY:

     Retained earnings are restricted by regulatory requirements and federal income tax requirements. In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2000, the most restrictive required level of capital to satisfy regulatory requirements was approximately $11,797,000.

     Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2000, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2000. A bill repealing the thrift bad debt reserve was signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

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

     The Company has a stock option plan (the 1997 Stock Option and Incentive
     Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan.Transactions involving the Plan are summarized as follows:

                                                      2000                1999                  1998
                                                   --------             --------             --------
     Options outstanding at beginning of year       152,217              128,475               68,325
     Granted                                         62,070               67,275               71,100
     Canceled/Forfeited                             (48,677)             (43,533)             (10,950)
     Exercised                                         --                   --                   --
                                                   --------             --------             --------
     Options outstanding at end of year             165,610              152,217              128,475
                                                   ========             ========             ========

     All options have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2000 and 1999 thereby reducing the 1999 and 1998 options by 50%.

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

                Net income:                             2000               1999             1998
                   As reported                       $1,460,624         1,411,285         1,833,372
                Additional compensation cost            222,340           190,076           121,532
                   Pro forma net income               1,238,284         1,221,209         1,711,840

               Basic earnings per share:
                   As reported                       $     0.90              0.85              1.05
                   Pro forma earnings per share            0.77              0.73              0.98

     The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000, 1999, and 1998 respectively: expected volatility of .30 percent, .35 percent, and .65 percent, risk free interest rates of 5.3 percent, 6.9 percent, and 4.8 percent, dividend yields of .30 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10.  REGULATORY CAPITAL REQUIREMENTS:

     The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2000, the capital standards include a 4% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2000, Franklin Savings meets each of the capital requirements as follows:


                                                                          FRANKLIN'S COMPUTED
                                                                             CAPITAL AS A
                                       COMPUTED           FRANKLIN'S          PERCENT OF
                                      REGULATORY           COMPUTED         TOTAL ASSETS OR
                                     REQUIREMENTS          CAPITAL        RISK-ADJUSTED ASSETS
                                     ------------          -------        --------------------
        Tier 1 capital               $ 11,052,000          19,144,000             6.93%
        Risk-based capital             11,797,000          20,028,000            13.58%

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

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

    The estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                                                     DECEMBER 31, 2000                   DECEMBER 31, 1999
                                             -------------------------------      ------------------------------
                                                CARRYING            FAIR              CARRYING             FAIR
                                                 AMOUNT             VALUE              AMOUNT             VALUE
                                                 ------             -----              ------             -----
     Financial assets:
        Cash and cash equivalents            $  1,350,511          1,350,511          3,687,970          3,687,970
        Investment securities                  19,940,100         19,940,100         19,196,974         19,196,974
        Mortgage-backed securities             42,137,471         42,222,000         52,938,552         52,679,000
        Loans receivable                      206,040,437        204,644,000        167,600,890        163,382,000
        Investment in FHLB stock                3,350,900          3,350,900          1,971,200          1,971,200

     Financial  liabilities:
        Savings accounts                      185,530,481        185,947,000        191,672,617        191,446,000
        FHLB advances                          68,977,823         68,622,000         37,110,448         36,890,000

                                                     DECEMBER 31, 2000                   DECEMBER 31, 1999
                                             -------------------------------      ------------------------------
                                              CONTRACTUAL           FAIR             CONTRACTUAL          FAIR
                                                 AMOUNT             VALUE              AMOUNT             VALUE
                                                 ------             -----              ------             -----

     Unrecognized financial instruments:
        Commitments to extend credit         $  2,819,000          2,819,000          4,155,800          4,155,800
        Unfunded construction loans             3,486,000          3,486,000          3,783,000          3,783,000

12. FEDERAL INCOME TAXES:

     The components of income tax expense are as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                        2000                 1999                 1998
                                                     ---------            ---------            ---------
     Federal:
        Current                                      $ 707,525              628,830              924,170
        Deferred                                          --                 56,730              (15,022)
                                                     ---------            ---------            ---------
                                                     $ 707,525              685,560              909,148
                                                     =========            =========            =========

     Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                        2000                 1999                 1998
                                                     ---------            ---------            ---------

     Tax at statutory rates                          $ 737,170              712,927              932,457
     Benefit of tax exempt interest                    (16,014)             (12,000)             (15,343)
     Other                                             (13,631)             (15,367)              (7,966)
                                                     ---------            ---------            ---------
                                                     $ 707,525              685,560              909,148
                                                     =========            =========            =========

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               2000                     1999
                                                            ---------                ---------
   Deferred tax asset arising from:
        Allowance for loan losses                           $ 380,700                  352,000
        Deferred loan fees and costs                           51,100                   48,500
        Depreciation                                           52,100                   53,800
        Unrealized loss on securities                          86,800                  465,800
        Investment in partnership                              34,000                     --
        Other, net                                             41,500                   59,800
                                                            ---------                ---------
              TOTAL DEFERRED TAX ASSETS                       646,200                  979,900
                                                            ---------                ---------
     Deferred tax liability arising from:
        FHLB stock                                           (475,200)                (409,900)
        Unrealized gain on securities                            --                       --
                                                            ---------                ---------
              TOTAL DEFERRED TAX LIABILITIES                 (475,200)                (409,900)
                                                            ---------                ---------
              NET DEFERRED TAX ASSET                        $ 171,000                  570,000
                                                            =========                =========

   Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13.  BENEFIT PLANS

     The Company has a noncontributory defined contribution plan and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

     The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $126,402, $139,498 and $110,190 for the years ended December 31, 2000, 1999 and 1998, respectively.

     The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in 2000, 1999 and 1998. At December 31, 2000, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 2000, 1999, and 1998. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2000, the ESOP held 144,433 allocated shares and 17,000 shares committed to be allocated.

14.  LEASE COMMITMENTS:

     The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

     The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

                 Year ending December 31:

                        2001                                         $ 129,573
                        2002                                           129,070
                        2003                                           129,618
                        2004                                            80,296
                        2005                                            36,710
                        Thereafter                                      69,212
                                                                    ----------
                                                                    $  574,479
                                                                    ==========

     Rent expense was $121,332, $152,654 and $163,693 in 2000, 1999 and 1998,
     respectively.

     The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

     The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

                 Year ending December 31:

                        2001                           $ 102,089
                        2002                              87,090
                                                       ---------
                                                       $ 189,179
                                                       =========

15.  LOANS TO RELATED PARTIES:

     Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2000. The following is an analysis of the activity of such loans for the years indicated:

                                                                    YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------
                                                    2000                     1999                     1998
                                                 -----------             -----------             -----------
     Balance, beginning of year                  $ 1,953,674               1,943,843               1,484,053
     Loans originated                                 22,812               1,292,335                 745,640
     Repayments                                      (77,521)             (1,282,504)               (285,850)
     Employment changes                             (158,280)                   --                      --
                                                 -----------             -----------             -----------

     Balance, end of year                        $ 1,740,655               1,953,674               1,943,843
                                                 ===========             ===========             ===========

16.  LOAN COMMITMENTS:

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

     At December 31, 2000, the Company's total commitment to extend credit was approximately $2,819,000, and the Company had commitments to disburse construction loans of approximately $3,486,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $2,981,000.

17.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

     The following condensed balance sheets as of December 31, 2000 and 1999 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2000 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

17.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
     CONTINUED:

                                                      CONDENSED BALANCE SHEETS
                                                      ------------------------
                                                               ASSETS

                                                                                                           DECEMBER 31,
                                                                                                 ------------------------------
                                                                                                     2000               1999
                                                                                                 ------------      ------------
     Cash                                                                                        $    143,346           180,011
     Investment in Franklin Savings                                                                18,992,955        16,779,967
     Loans to Franklin Savings                                                                        625,000         1,750,000
     Other assets                                                                                   1,748,381         1,212,552
                                                                                                 ------------      ------------
                                                                                                 $ 21,509,682        19,922,530
                                                                                                 ============      ============

                                                LIABILITIES AND STOCKHOLDERS' EQUITY

     Liabilities                                                                                 $    197,243           167,034
     Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding
     Common stock - $.01 par value, 2,500,000 shares authorized,
        2,010,867 shares issued in 2000 and 1999                                                       13,406            13,406
     Additional paid-in capital                                                                     6,189,237         6,189,237
     Treasury stock, at cost - 396,994 and 380,494 shares
        in 2000 and 1999, respectively                                                             (3,888,112)       (3,733,041)
     Retained earnings                                                                             19,166,328        18,190,050
     Net unrealized  gain(loss) on available-for-sale securities of parent and subsidiary            (168,420)         (904,156)
                                                                                                 ------------      ------------
                                                                                                 $ 21,509,682        19,922,530
                                                                                                 ============      ============

                                                   CONDENSED STATEMENTS OF INCOME
                                                   ------------------------------

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                   2000              1999               1998
                                                                               -----------       -----------       -----------
         Equity in earnings of Franklin Savings                                $ 1,477,252         1,354,257         1,746,771
         Interest income                                                            57,258           176,797           243,178
         Operating expenses                                                       (359,513)         (349,114)         (353,019)
         Other Income                                                              247,677           234,595           222,842
         Federal income tax benefit (expense)                                       37,950            (5,250)          (26,400)
                                                                               -----------       -----------       -----------
           NET INCOME                                                          $ 1,460,624         1,411,285         1,833,372
                                                                               ===========       ===========       ===========

                                                 CONDENSED STATEMENTS OF CASH FLOWS
                                                 ----------------------------------


                                                                                             YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                   2000              1999               1998
                                                                               -----------       -----------       -----------
         Cash flows from operating activities:
           Net income                                                          $ 1,460,624         1,411,285         1,833,372
           Equity in earnings of Franklin Savings                               (1,477,252)       (1,354,257)       (1,746,771)
           Dividends received from Franklin Savings                                   --                --           1,582,000
           Change in other assets and liabilities                                   (5,621)           10,651           (41,908)
                                                                               -----------       -----------       -----------
                 NET CASH PROVIDED BY (USED IN)
                   OPERATING ACTIVITIES                                            (22,249)           67,679         1,626,693
                                                                               ===========       ===========       ===========

17.  FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
     CONTINUED:

     Cash flows from investing activities:
        Net repayments (borrowings) of loans
           to Franklin Savings                                               1,125,000             650,000          (3,300,000)
        Maturity of investment securities                                         --                  --             2,150,000
             Purchase of investments                                          (500,000)               --                  --
        Capital expenditures                                                      --                  --               (94,305)
                                                                           -----------         -----------         -----------
              Net cash provided by (used in)
                investing activities                                           625,000             650,000          (1,244,305)
                                                                           -----------         -----------         -----------

     Cash flows from financing activities:

        Payment of dividends                                                  (484,345)           (495,084)           (508,587)
        Purchase of treasury stock                                            (155,071)         (1,102,619)         (1,286,652)
                                                                           -----------         -----------         -----------
              Net cash used in financing activities                           (639,416)         (1,597,703)         (1,795,239)
                                                                           -----------         -----------         -----------

              Net decrease in cash                                             (36,665)           (880,024)         (1,412,851)

     Cash at beginning of year                                                 180,011           1,060,035           2,472,886
                                                                           -----------         -----------         -----------

     Cash at end of year                                                   $   143,346             180,011           1,060,035
                                                                           ===========         ===========         ===========

     Supplemental disclosure of non-cash activities:
         Contribution of capital to Franklin Savings-
         note receivable converted to investment                           $      --               900,000                --
                                                                           ===========         ===========         ===========

18.  MADISON SERVICE CORPORATION:

     In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2000, is presented:

                                             BALANCE SHEET
                                             -------------

                                                ASSETS

                     Cash                                                 $ 236,183
                     Other assets                                            15,000
                                                                          ---------
                                                                          $ 251,183
                                                                          =========

                                     LIABILITIES AND SHAREHOLDERS' EQUITY

                     Other Liabilities                                    $     162
                     Equity                                                 251,021
                                                                          ---------
                                                                          $ 251,183
                                                                          =========

                                          STATEMENT OF OPERATIONS
                                          -----------------------
                     Revenues:
                        Interest Income                                   $  10,604
                        Service fees and other                                8,049
                     Operating expenses                                      (3,433)
                                                                          ---------
                    INCOME BEFORE FEDERAL INCOME TAX                         15,220
                     Federal income tax                                       5,175
                                                                          ---------
                    NET INCOME                                            $  10,045
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

      c. Franklin Savings' investment in Madison Service Corporation consists of:

         Common stock, 220 shares issued and outstanding           $   110,000
         Retained earnings                                             141,021
                                                                   -----------
                                                                   $   251,021
                                                                   ===========

19.    EARNINGS PER SHARE:

       Earnings per share for the years ended December 31, 2000, 1999 and 1998 are calculated as follows:

                                                                       FOR THE YEAR ENDED DECEMBER 31, 2000
                                                             ------------------------------------------------------
                                                                INCOME                SHARES              PER-SHARE
                                                              (NUMERATOR)         (DENOMINATOR)            AMOUNT
                                                             ------------         -------------         -----------
     BASIC EPS
     Income available to common stockholders                   $1,460,624            1,616,623           $     0.90
                                                                                                         ==========
     Effect of dilutive securities:
       Stock options
       1997 Plan                                                     --                   --
                                                               ----------           ----------
     DILUTED EPS
     Income available to common stockholders
     + assumed conversions                                     $1,460,624            1,616,623           $     0.90
                                                               ==========           ==========           ==========

                                                                         FOR THE YEAR ENDED DECEMBER 31, 1999
                                                             ------------------------------------------------------
                                                                INCOME                SHARES              PER-SHARE
                                                              (NUMERATOR)         (DENOMINATOR)            AMOUNT
                                                             ------------         -------------         -----------
     BASIC EPS
     Income available to common stockholders                   $1,411,285            1,662,090           $     0.85
                                                               ==========           ==========           ==========
     Effect of dilutive securities:
       Stock options
        1997 Plan                                                    --                   --
                                                               ----------           ----------
     DILUTED EPS
     Income available to common stockholders
     + assumed conversions                                     $1,411,285            1,662,090           $     0.85
                                                               ==========           ==========           ==========




                                                                         FOR THE YEAR ENDED DECEMBER 31, 1998
                                                             ------------------------------------------------------
                                                                INCOME                SHARES              PER-SHARE
                                                              (NUMERATOR)         (DENOMINATOR)            AMOUNT
                                                             ------------         -------------         -----------

     Basic EPS
     Income available to common stockholders                 $1,833,372             1,753,595            $     1.05
                                                                                                         ==========
     Effect of dilutive securities:
        Stock options
        1997 Plan                                                  --                    --
                                                             ----------            ----------

     Diluted EPS
     Income available to common stockholders
        + assumed conversions                                $1,833,372             1,753,595            $     1.05
                                                             ==========            ==========            ==========

The effect of the stock options was anti-dilutive for the years ended December 31, 2000, 1999 and 1998, therefore the stock options were not included in the dilutive EPS for those periods.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     All adjustments necessary for a fair statement of operations for each period have been included.

                                                                             2000
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                    -------------------------------------------------------
                                                       FIRST         SECOND          THIRD          FOURTH
                                                      QUARTER        QUARTER        QUARTER         QUARTER
                                                    ----------     ----------      ----------     ----------

        Interest income                             $    4,402          4,615           4,823          4,991
        Interest expense                                 2,792          3,001           3,340          3,539
                                                    ----------     ----------      ----------     ----------

          NET INTEREST INCOME                            1,610          1,614           1,483          1,452
        Provision for loan losses                           19             18              19             28
                                                    ----------     ----------      ----------     ----------

          NET INTEREST INCOME AFTER
          PROVISION FOR LOAN LOSSES                      1,591          1,596           1,464          1,424
        Noninterest income                                 144            154             180            193
        Noninterest expense                              1,183          1,150           1,159          1,085
                                                    ----------     ----------      ----------     ----------

        INCOME BEFORE FEDERAL
          INCOME TAXES                                     552            600             485            532
        Federal income taxes                               179            198             156            175
                                                    ----------     ----------      ----------     ----------
          NET INCOME                                $      373            402             329            357
                                                    ==========     ==========      ==========     ==========

        Earnings per common share
          BASIC                                     $     0.23           0.25            0.20           0.22
                                                    ==========     ==========      ==========     ==========

          DILUTED                                   $     0.23           0.25            0.20           0.22
                                                    ==========     ==========      ==========     ==========



                                                                              1999
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                    -------------------------------------------------------
                                                       FIRST         SECOND          THIRD          FOURTH
                                                      QUARTER        QUARTER        QUARTER         QUARTER
                                                    ----------     ----------      ----------     ----------
        Interest income                             $    3,900          3,979           3,981          4,271
        Interest expense                                 2,523          2,472           2,531          2,737
                                                    ----------     ----------      ----------     ----------

          NET INTEREST INCOME                            1,377          1,507           1,450          1,534
        Provision (credit) for loan losses                  20           (143)           --               20
                                                    ----------     ----------      ----------     ----------

          NET INTEREST INCOME AFTER
            PROVISION FOR LOAN LOSSES                    1,357          1,650           1,450          1,514
        Noninterest income                                 177            180             141            148
        Noninterest expense                              1,165          1,127           1,133          1,095
                                                    ----------     ----------      ----------     ----------

        INCOME BEFORE FEDERAL
          INCOME TAXES                                     369            703             458            567
        Federal income taxes                               118            235             149            184
                                                    ----------     ----------      ----------     ----------
          NET INCOME                                $      251            468             309            383
                                                    ==========     ==========      ==========     ==========

        Earnings per common share
          BASIC                                     $     0.15           0.27            0.19           0.24
                                                    ==========     ==========      ==========     ==========

          DILUTED                                   $     0.15           0.27            0.19           0.24
                                                    ==========     ==========      ==========     ==========

FIRST FRANKLIN CORPORATION


                                TABLE OF CONTENTS

President's Letter to
Stockholders ........................................................  1

Selected Financial Data .............................................  2

Management's Discussion and Analysis of
Financial Condition and Results of Operations:

  General ...........................................................  3

  Stock Split .......................................................  4

  Asset/Liability Management ........................................  4

  Asset Quality/Credit Risk .........................................  6

  Results of Operations .............................................  8
     Net Interest Income ............................................  8
     Rate/Volume Analysis ...........................................  9
     Average Yields and Rates Paid .................................. 10
     Provision For Loan Losses ...................................... 10
     Noninterest Income ............................................. 10
     Noninterest Expense ............................................ 10
     Provision for Federal Income Taxes ............................. 11

  Liquidity ......................................................... 11

  Capital ........................................................... 13

  Recent Accounting Pronouncements .................................. 13

Corporate Information:
  Market Information ................................................ 15
  Dividends ......................................................... 15
  Transfer Agent .................................................... 15
  Special Counsel ................................................... 15
  Annual Meeting .................................................... 15
  Form 10-KSB ....................................................... 15
  Website ........................................................... 15

Independent Auditor's Report ........................................ 16

Consolidated Financial
  Statements ........................................................ 17


                             STOCKHOLDER INFORMATION

2000 Earnings per share .............................     $0.90

2000 Dividends declared per share ...................     $0.30

Book value per share (1) ............................    $13.21

Market value per share (2) ..........................     $8.13

Common shares outstanding (1) ....................... 1,613,873

(1) At December 31, 2000

(2) Nasdaq Closing Sale Price on
   December 29, 2000

   FRANKLIN SAVINGS
   LOCATIONS
   ----------------------------------------------------------------------------
    CORPORATE OFFICE

     4750 Ashwood Drive
     Cincinnati, Ohio 45241
     (513) 469-8000

    BRANCH OFFICES

     ANDERSON
     7944 Beechmont Avenue, (513) 474-3750

     DELHI
     5015 Delhi Pike, (513) 451-5252

     FOREST  PARK
     Promenade Shopping Center, (513) 851-0400

     O'BRYONVILLE
     2000 Madison Road, (513) 321-0235

     ROSELAWN
     Valley Shopping Center, (513) 761-1101

     SHARONVILLE
     11186 Reading Road, (513) 563-6060

     WESTERN HILLS
     5119 Glenway Avenue, (513) 471-7300

     DIRECTTELLER(R), (800) 436-5100

     Visit our Website at:
          www.franklinsavings.com

[GRAPHICS]

DirectTeller(R) is the Trademark of DirectTeller Systems, Inc.