Form 10KSB40, Exhibit 13
period 2001-12-31
FIRST FRANKLIN CORP
filed 2002-03-28
CIK 742161

                                                                      EXHIBIT 13

LETTER TO OUR SHAREHOLDERS

The year 2001 brought great tragedy to the United States and the world, and in true American fashion our country has rallied and continues to be strong and vital in the face of the events of September 11. First Franklin Corporation is certainly proud to be a part of this United Sates of America. I am also proud to report to you that First Franklin's commitment to its stockholders and customers is just as unfaltering as the spirit of America.

I am pleased to report that as of the First Quarter of 2001 we were successful in correcting the inbalance between the maturities of our assets and the maturities of our certificates of deposits and borrowings (commonly referred to as Interest Rate Risk). As anticipated, meeting this challenge negatively impacted earnings, which have leveled off and we project will improve.

In 2000 First Franklin made a commitment to continuing our niche of friendly, neighborhood banking with a personal touch while growing and expanding the company to meet the needs of the people we serve.

In 2001 this commitment did indeed continue with much success. The opening of a new full service Franklin Savings branch, in particular, illustrates this point. Franklin Savings has brought our friendly, neighborhood banking to the eastside of Cincinnati in Anderson Township. First Franklin's growth can also be seen in plans to renovate and relocate Franklin Savings' branches to better serve our community in 2002. Extensive improvements and expansion of our Sharonville Branch began and will be completed in the spring of 2002. Similar expansion and improvements are planned for two additional branch offices in 2002.

Franklin Savings will pay great attention to the marketing of our products and services and fulfilling customer needs with our traditional friendly touch that has kept people coming to Franklin Savings for more than 100 years. Our commitment to the communities in which we are located is proven through our community reinvestment initiative and support. Franklin Savings' slogan "Here Today, Here Tomorrow" confirms our commitment to meet the financial needs of our customers as well as the people of greater Cincinnati today and for years to come.

The confidence which our customers, as well as you, our shareholders, have entrusted to us is the touchstone by which First Franklin continues to strive to meet our mission. This mission, especially in these current times of patriotism, only gives us greater resolve to continue to fill our niche of providing friendly, neighborhood banking with a personal touch.



                              Respectfully submitted,




                              Thomas H. Siemers
                              President and CEO

                             SELECTED FINANCIAL DATA


                                                                        AS OF DECEMBER 31,
                                         --------------------------------------------------------------------------------
                                            2001             2000              1999             1998              1997
                                            ----             ----              ----             ----              ----
                                                                        (In thousands)
FINANCIAL CONDITION DATA:
 Total assets                               $279,696         $277,694          $250,205         $240,315          $230,504
 Cash                                         21,042            1,351             3,688            8,369             5,990
 Loans receivable, net                       202,555          206,040           167,601          150,179           152,753
 Mortgage-backed securities
  Available-for-sale                          14,097           30,993            39,342           43,522            18,755
  Held-to-maturity                             7,423           11,145            13,596           12,355            17,158
 Investments
 Available-for-sale                           24,328           19,940            19,197           19,125            29,829
 Savings accounts                            208,938          185,530           191,673          202,261           202,206
 Total borrowings                             46,488           68,978            37,110           15,576             5,462
 Stockholders' equity                         22,204           21,312            19,755           20,941            21,228



                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                            2001             2000              1999             1998              1997
                                            ----             ----              ----             ----              ----
                                                                        (In thousands)
OPERATIONS DATA:
 Total interest income                     $18,938          $18,831           $16,131          $16,593           $16,473
 Total interest expense                     13,430           12,672            10,263           10,690            10,502
                                           -------          -------           -------          -------           -------
 Net interest income                         5,508            6,159             5,868            5,903             5,971
 Provision (credit) for loan losses             65               84              (103)              74                84
                                           -------          -------           -------          -------           -------
 Net interest income after
  provision (credit) for loan losses         5,443            6,075             5,971            5,829             5,887
 Noninterest income                          1,147              670               646            1,124               617
 Noninterest expense                         4,909            4,577             4,520            4,211             4,016
                                           -------          -------           -------          -------           -------

 Income before taxes                         1,681            2,168             2,097            2,742             2,488
 Provision for federal
  income tax                                   534              707               686              909               800
                                           -------          -------           -------          -------           -------
 Net income                                $ 1,147          $ 1,461           $ 1,411          $ 1,833           $ 1,688
                                           =======          =======           =======          =======           =======
OTHER DATA:
 Interest rate spread
  during period                               1.79%            2.02%             2.19%            2.23%             2.36%
 Interest rate spread at
  end of period                               1.78             2.01              2.30             2.24              2.41
 Return on assets                             0.42             0.56              0.59             0.78              0.74
 Return on equity                             5.18             7.22              6.95             8.62              8.24
 Dividend payout ratio                       42.22            33.16             35.08            27.76             25.35
 Equity to assets ratio                       7.94             7.67              7.90             8.71              9.21
 Ratio of average interest-
  earning assets to average
  interest-bearing liabilities              105.58           107.38            107.40           107.76            107.29
 Non-performing assets as
  a percent of total assets
  at end of period                            0.43             0.37              0.37             0.68              0.58
 Full service offices                            7                6                 6                7                 7

PER SHARE DATA:
 Net income per common share
  Basic                                      $0.71            $0.90             $0.85            $1.05             $0.95
                                           =======          =======           =======          =======           =======
  Diluted                                    $0.71            $0.90             $0.85            $1.05             $0.92
                                           =======          =======           =======          =======           =======
 Book value per common share                $13.75           $13.21            $12.12           $12.29            $11.87
                                           =======          =======           =======          =======           =======

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

First Franklin's mission is to maximize the value of the Company for shareholders by adhering to the following values:

         1.       Exceed customers' expectations regarding service and products.
         2.       Achieve success through our employees' efforts.
         3. Shareholder satisfaction will enable us to continue serving our customers.
         4.       Support the communities we serve.
         5.       Combine business success with integrity.

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

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

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

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. At the present time, DirectTeller is developing a new product that will compliment the current system.

FIP III is a limited partnership that invests in common stocks of financial institutions. The Company has invested $1,500,000 in the partnership. At December 31, 2001, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $1.89 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership. The partnership invests primarily in equity securities of publicly-traded financial institutions.

In January 2002, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next two years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through commercial real estate loan growth, the use of technology to improve efficiency and/or customer service and maintaining interest rate risk at or above levels required by OTS.

During March 2001, Franklin opened a full service branch at 7944 Beechmont Avenue, Cincinnati, Ohio. In May 2001, Franklin acquired the property in the rear of its branch located at 11186 Reading Road, Cincinnati, Ohio so that it could construct at drive-thru facility with an ATM at that location. It is anticipated that the improvements to that branch will be completed by March 2002. Franklin currently has an agreement to sell its branch office located at 5115 Glenway Avenue, Cincinnati. A profit of approximately $300,000 will be realized on the sale of this property. This office will be moved approximately one mile to a property that Franklin will lease at 5791 Glenway. The new property has higher visibility and will allow Franklin to construct a full service branch with a drive-thru and an ATM, which is not possible at the current location. Operating expenses at this new office will be approximately $90,000 per year greater than the operating expenses at the current office.

Since the results of operations of Madison, DirectTeller and FIP III have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

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

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans, corporate debt securities and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

In the low interest rate environment that prevailed throughout much of the 1990's, Franklin, like many financial institutions, was not able to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they did rise. As a result, Franklin experienced a shortening of the maturities of its liabilities. The low rates had the opposite effect on Franklin's assets, as consumers took advantage of the low rates to lock-in long-term mortgages. Although Franklin sold some of its fixed-rate mortgages during this period, timing considerations and other market conditions were not always conducive to a sale. Consequently, Franklin emerged from the 1990's with a significant mismatch between the repricing terms of its assets and liabilities. In May 2000, Franklin submitted an Interest Rate Risk Compliance Plan to the OTS containing many of the initiatives discussed below. If provisions of this plan are not complied with, the OTS can take actions which could limit Franklin's activities, growth or earnings. The major objective of the plan was to improve Franklin's Interest Rate Risk rating to "moderate risk" or better by December 31,2001. The objective was achieved during the first quarter of 2001. At the present time, Franklin remains under the provisions of the Plan, pending a decision from the OTS to release them from the Plan.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2001:


                                   NET INTEREST INCOME                                    NET PORTFOLIO VALUE
                                   -------------------                                    -------------------
CHANGE IN
INTEREST RATES        ESTIMATED      $ CHANGE                 % CHANGE              ESTIMATED     NPV        POLICY
(BASIS POINTS)        $ VALUE        FROM CONSTANT            FROM CONSTANT         $ VALUE       RATIO      GUIDELINES
--------------        -------        -------------            -------------         -------       -----      ----------
                                (Dollars in thousands)

+300                 $7,068            $1,130                     19.02%           $ 12,491      4.62%          4.00%
+200                  6,901               963                     16.22%             15,555      5.64%          5.00%
+100                  6,537               599                     10.08%             18,470      6.55%          6.00%
   0                  5,938                 0                         0%             21,024      7.31%          6.75%
-100                  5,089              (849)                  (14.31)%             22,016      7.54%          7.50%



Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. In the current interest rate environment, an NPV is not calculated for a change of minus 200 or 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

In response to the OTS' concerns about its interest rate risk position, during the fourth quarter of 1999, Franklin implemented several initiatives to improve its interest rate sensitivity. One initiative was to increase its capital position, which Franklin addressed by suspending the payment of dividends to the Company. The Company believes that alternative sources of funds are available for payment of dividends during 2002, if the OTS does not allow Franklin to reinstate the payment of dividends to the Company. A prolonged restriction on the payment of dividends from Franklin could adversely affect the amount of funds available to the Company in future years. Another initative was to lenghten the maturities of its liabilities, which Franklin undertook by emphasizing thirty-nine month and five year certificates of deposit by pricing those products more attractively, and to shorten the maturities of its assets, which Franklin has addressed by limiting the origination of fixed-rate mortgages for retention in the portfolio and emphasizing the origination of one, three, and five-year adjustable-rate mortgages. In addition, commercial and multi-family real estate loans originated have shorter maturities with balloon payments due in five years or less. More emphasis has been placed on the origination of home equity lines of credit and adjustable-rate second mortgages, which are normally originated at higher rates than first mortgage loans.

As a result of these initiatives, the composition of the loan portfolio has gone from 33% adjustable, 56% fixed and 11% balloons at December 31, 1999 to 60% adjustable, 30% fixed and 10% balloons at December 31, 2001. During the same time frame, core deposits have increased to 28% of total deposits from 24% at December 31, 1999 and certificates with original maturities of three years or more have increased to 40% of total deposits from 24% at December 31, 1999. Because adjustable-rate mortgage loans (ARMs) are normally originated at rates lower than fixed-rate loans and longer term certificates normally have higher rates than shorter term certificates, these initatives have had a negative impact on net interest income.

Although ARMs and adjustable rate mortgage-backed securities are more interest rate sensitive than fixed-rate loans, they are subject to certain limits on the periodic interest rate adjustments. In a period of rising interest rates, an ARM could reach a periodic adjustment cap while still at a rate below existing market rates. Likewise, this cap could limit the downward rate adjustment during a decline in rates, such as has occurred during 2001.

Another measure of the sensitivity of earnings to interest rate changes is the difference, or "gap," between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

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

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 2001. As shown below, the one year cumulative gap is $68.00 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decrease and conversely increase as rates rise. A prolonged period of falling interest rates could adversely affect the Company's earnings but could improve its interest rate risk position.

                                                                                                     GREATER
                                                                                                       THAN
                                   3 MONTHS  4 TO 6   7 TO 12   1 TO 3    3 TO 5   5 TO 10  10 TO 20    20
                                   OR LESS   MONTHS   MONTHS    YEARS     YEARS     YEARS     YEARS    YEARS     TOTAL
                                   -------   ------   ------   ------     -----    -------  --------   -----     ------
                                                                  (In thousands)
ASSETS:
Real estate loans;
 One-to four-family
  Adjustable-rate                  $20,874   19,161   21,366    14,193                                           75,594
  Fixed-rate                         3,054    2,912    5,423    17,175    11,663   15,035    4,942     554       60,758
 Construction loans                  1,748      128      350                                                      2,226
 Multi-family and
 non-residential
  Adjustable-rate                    5,171    4,892    9,054     9,087                                           28,204
  Fixed-rate                           876      844    1,596     5,305     3,892    3,906                        16,419
Consumer loans                      12,721      170      307       599                                           13,797
Commercial loans                     4,362      123      232       715                                            5,432
Mortgage-backed securities           6,501    3,656    4,140     4,398     1,612      872       62               21,241
Investments                         23,566       --      195     2,340    12,122    3,885    5,837               47,945
                                   -------   ------   ------    ------    ------   ------   ------  ------      -------
  Total rate sensitive assets      $78,873   31,886   42,663    53,812    29,289   23,698   10,841     554      271,616

LIABILITIES:
Fixed maturity deposits            $18,788   20,999   28,580    50,686    32,623                                151,676
Transaction accounts                   520      504      957     3,249     2,487    3,957    3,072   1,096       15,842
Money market deposit accounts          469      454      864     2,933     2,245    3,573    2,772     990       14,300
Passbook accounts                      741      716    1,363     4,627     3,543    5,637    4,374   1,562       22,563
Borrowings                           2,401    2,496    5,568    15,367     3,210   16,809      762               46,613
                                   -------   ------   ------    ------    ------   ------   ------  ------      -------
  Total rate sensitive
   liabilities                     $22,919   25,169   37,332    76,862    44,108   29,976   10,980   3,648      250,994

Cumulative gap                     $55,954   62,671   68,002    44,952    30,133   23,855   23,716  20,622
Cumulative gap as
 percentage of total assets          20.13%   22.55    24.47     16.18     10.84     8.58     8.53    7.42


In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 13% to 57%; (ii) adjustable-rate one-to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 10% to 31%; (iii) fixed-rate one-to four-family residential mortgage loans will prepay at annual rates of 7% to 62% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 3% to 25% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. In the future, Franklin will place more emphasis on originating multi-family and commercial real estate mortgage loans. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans origi-nated are reviewed, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

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

The following table sets forth Franklin's non-performing assets as of the dates indicated.


                                                      AT DECEMBER 31,
                                                      ---------------
                                               2001                      2000
                                               ----                      ----
                                                        (In thousands)
Non-accruing loans                           $    417                       498
Accruing loans ninety days or
  more past due                                   677                       516
Repossessed assets                                 96                        -
                                             --------                     -----
Total non-performing assets                  $  1,190                     1,014
                                             ========                     =====

As indicated by the table above, non-performing assets increased $176,000 during 2001. During 2002, the Company will continue to monitor the level of these assets and strive to reduce them.

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


                                                FOR THE YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                       2001               2000
                                                       ----               ----
                                                              (In thousands)

Beginning balance                                    $1,060                976

Charge-offs
  One-to four-family                                     18                 --
  Multi-family                                           --                 --
  Non-residential                                        --                 --
  Consumer                                               --                 --
                                                     ------              -----
                                                         18                 --
                                                     ------              -----
Recoveries
  One-to four-family                                     --                 --
  Multi-family                                           --                 --
  Non-residential                                        --                 --
  Consumer                                               --                 --
                                                         --                 --

Net charge-offs                                          18                 --
Additions charged to operations                          65                 84
                                                     ------              -----
Ending balance                                       $1,107              1,060
                                                     ======              =====
Ratio of net charge-offs to
  average loans outstanding                           0.009%                0%
                                                     ======              =====
Ratio of net charge-offs to
  average non-performing assets                        1.63%                0%
                                                     ======              =====


RESULTS OF OPERATIONS

Net income for 2001 was $1.15 million. This represents a 0.42% return on average assets and a 5.18% return on average stockholders' equity. Book value per share at December 31, 2001 was $13.75. Net income for the year ended December 31, 2000 was $1.46 million, which represents a return on average assets of 0.56% and a return on average stockholders' equity of 7.22%. Net income for the year ended December 31, 1999 was $1.41 million. The returns on average assets and average equity for 1999 were 0.59% and 6.95%, respectively. 1999 net income included a one-time recapture of a loan loss reserve of $108,000 ($0.06 per basic share) after taxes. Excluding the recapture of the loan loss reserve, 1999 net income was $1.30 million ($0.79 per basic share). The decrease in 2001 net income before taxes reflects a decrease in net interest income of $651,000, an increase of $477,000 in noninterest income and an increase in operating expenses of $332,000.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased 10.6% during 2001 to $5.51 million from $6.16 million in 2000 due to a decrease in net earning assets from $17.77 million in 2000 to $14.07 million for 2001.


                                          2001                          2000                           1999
                                          ----                          ----                           ----
                              AVERAGE   INTEREST           AVERAGE    INTEREST             AVERAGE    INTEREST
                            OUTSTANDING  EARNED/  YIELD/ OUTSTANDING   EARNED/  YIELD/   OUTSTANDING   EARNED/   YIELD/
                              BALANCE     PAID     RATE    BALANCE      PAID     RATE      BALANCE      PAID     RATE
                              -------     ----     ----    -------      ----     ----      -------      ----     ----
                                                           (Dollars in thousands)
Interest-earning assets:
Loans receivable (1)        $  204,831   15,287    7.46%   188,531     14,203   7.53%     159,053     11,857     7.45%
Mortgage-backed securities(2)   29,675    1,963    6.61     47,095      3,152   6.69       52,325      2,907     5.56
Investments (2)                 27,813    1,443    5.19     20,359      1,284   6.31       20,126      1,235     6.14
FHLB stock                       3,667      245    6.68      2,677        192   7.17        1,886        132     7.00
                            ----------   ------            -------     ------             -------     ------
Total interest-earning
assets                      $  265,986   18,938    7.12%   258,662     18,831   7.28%     233,390     16,131     6.91%
                            ==========   ======            =======     ======             =======     ======
Interest-bearing
liabilities:
Demand and NOW deposits     $   28,334      545    1.92%    24,878        510   2.05%      23,797        513     2.16%
Savings deposits                21,745      599    2.75     20,836        586   2.81       22,052        613     2.78
Certificates of deposit        147,038    8,753    5.95    141,896      8,266   5.83      146,385      7,871     5.38
FHLB advances                   54,804    3,533    6.45     53,281      3,310   6.21       25,071      1,266     5.05
                            ----------   ------            -------     ------             -------     ------
Total interest-bearing
liabilities                 $  251,921   13,430    5.33%   240,891     12,672   5.26%     217,305     10,263     4.72%
                            ==========   ======            =======     ======             =======     ======
Net interest income                     $ 5,508                         6,159                          5,868
                                        =======                         =====                          =====

Interest rate spread                               1.79%                        2.02%                            2.19%
                                                   ====                         ====                             ====

Net earning assets          $   14,065                      17,771                         16,085
                            ==========                      ======                         ======

Net yield on average
interest-earning assets                            2.07%                        2.38%                            2.51%
                                                   ====                         ====                             ====

Average interest-earning
assets to average
interest-bearing liabilities               1.06%                         1.07%                          1.07%
                                           ====                          ====                           ====


(1) Calculated net of deferred loan fees, loans in process and loss reserves.

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

During 2001, net interest income decreased $651,000 compared to a $291,000 increase during 2000. The income earned on assets increased $107,000, due to an increase in interest-earning assets of $7.32 million which was offset somewhat by a decline in the rates earned on total interest-earning assets from 7.28% to 7.12%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 7.53% to 7.46%, a decrease in the yield on mortgage-backed securities from 6.69% to 6.61% and a decrease in the yield on investments from 6.31% to 5.19%. The substantial decline in the yield earned on investments during 2001 is due to the early call of higher yielding securities which were replaced with securities having a lower yield or fed funds. During the same period, however, interest expense increased $758,000 due to an increase in the average cost of funds from 5.26% to 5.33% and an increase in average interest-bearing liabilities of $11.03 million. The increase in the average cost of funds reflects an increase in the cost of certificates from 5.83% to 5.95% and an increase in the cost of Federal Home Loan Bank ("FHLB") advances from 6.21% to 6.45% as a result of Franklin's efforts to lenghten liabilities to improve its interest rate risk.


                                                               2001 VS 2000                        2000 VS 1999
                                                               ------------                        ------------
                                                         INCREASE                            INCREASE
                                                        (DECREASE)             TOTAL        (DECREASE)        TOTAL
                                                          DUE TO             INCREASE         DUE TO         INCREASE
                                               VOLUME              RATE     (DECREASE)    VOLUME    RATE    (DECREASE)
                                               ------             ----      ----------    ------    ----    ----------

                                                                         (In thousands)

Interest income attributable to:
 Loans receivable (1)                         $  1,215             (131)        1,084     2,219      127      2,346
 Mortgage-backed securities                     (1,153)             (36)       (1,189)     (234)     479        245
 Investments                                       308             (149)          159        14       35         49
 FHLB stock                                         65              (12)           53        57        3         60
                                              --------           ------        ------     -----     ----      -----
 Total interest income                        $    435             (328)          107     2,056      644      2,700
                                              ========           ======        ======     =====     ====      =====

Interest expense attributable to:
 Demand and NOW deposits$                          $63              (28)           35        38      (41)        (3)
 Savings deposits                                   25              (12)           13       (34)       7        (27)
 Certificates of deposit                           304              183           487      (230)     625        395
 FHLB advances                                      96              127           223     1,697      347      2,044
                                              --------           ------        ------     -----     ----      -----
 Total interest expense                       $    488              270           758     1,471      938      2,409
                                              ========           ======        ======     =====     ====      =====

Increase (decrease) in
 net interest income                          $    (53)            (598)         (651)      585     (294)      291
                                              ========           ======        ======     =====     ====      =====


(1)      Includes non-accruing loans.


AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.


                                                                                         AT DECEMBER 31,
Weighted average yield on:                                         2001                  2000                   1999
                                                                   ----                  ----                   ----
        Loans receivable (1)                                       7.25%                 7.70                   7.44
        Mortgage-backed securities                                 6.06                  6.98                   6.42
        Investments (2)                                            3.77                  6.28                   6.29
        FHLB stock                                                 5.75                  7.50                   7.00
                                                                  -----                  ----                   ----
          Combined weighted average yield on
            interest-earning assets                                6.60                  7.49                   7.11
                                                                  -----                  ----                   ----
Weighted average rate paid on:
        Demand and NOW deposits                                    1.63                  1.86                   2.34
        Savings deposits                                           2.31                  2.82                   2.75
        Certificates of deposit                                    5.47                  6.04                   5.33
        Borrowings                                                 6.28                  6.48                   5.64
                                                                  -----                  ----                   ----
          Combined weighted average rate paid
            on interest-bearing liabilities                        4.82                  5.48                   4.81
                                                                  -----                  ----                   ----

Interest rate spread                                               1.78%                 2.01                   2.30
                                                                  =====                  ====                   ====




(1)      Includes impact of non-accruing loans.
(2)      Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $65,175 for 2001 and $84,150 for 2000. During the second quarter of 1999, additions to loss reserves were reduced by $163,300 due to the recapture of a specific reserve established in 1990 and 1991 against a renegotiated loan as a result of an unanticipated payoff of the loan. Excluding this recapture, 1999 charges against current operation were $60,000. Assets classified as substandard and loss at December 31, 2001 increased 107.50% to $1.65 million, while non-performing assets increased by 17.36% to $1.19 million. It is management's opinion that the level of reserves at December 31, 2001 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following:
(1) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large borrowers; (3) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (4) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.


NONINTEREST INCOME. Noninterest income was $1.15 million for 2001, compared to $670,000 for 2000 and $646,000 for 1999. Current year income included profits of $317,000 on the sale of mortgage and student loans, $48,000 profit on the sale of investments, service fees of $298,000 earned on checking and money market accounts, $11,000 income from Madison and $48,000 income from DirectTeller. Profits on the sale of loans and investments were $21,000 in 2000 and $90,000 in 1999. Noninterest income during 2000 and 1999 included service fees on checking and money market accounts of $249,000 and $232,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $4.91 million, $4.58 million and $4.52 million for the years ended December 31, 2001, 2000 and 1999, respectively. As a percentage of average assets, total noninterest expenses were 1.78%, 1.74%, and 1.89% for the three years. The following table shows the major noninterest expense items and their percent of change during 2001 and 2000.


                                                            PERCENT                         PERCENT
                                                            INCREASE                        INCREASE
                                                 2001       (DECREASE)        2000          (DECREASE)        1999
                                                 ----       ----------        ----          ----------        ----
                                                                      (Dollars in thousands)
Compensation                                  $1,825           3.9%           1,757           (1.7)%          1,788
Employee benefits                                384          16.7              329           (6.0)             350
Office occupancy                                 644           7.3              600           (6.0)             638
FDIC insurance                                    93          36.8               68          (41.4)             116
Data processing                                  314          21.7              258            4.5              247
Marketing                                        306          (0.3)             307           56.6              196
Professional fees                                130         (11.6)             147           48.5               99
Supervisory expense                              138          26.6              109            6.9              102
Taxes, other than income                         210          (1.4)             213            9.8              194
Other                                            865           9.8              789           (0.1)             790
                                              ------         -----            -----           ----            -----
 Total                                        $4,909           7.3%           4,577            1.3%           4,520
                                              ======         =====            =====           ====            =====





Under Statement of Financial Accounting Standards ("SFAS") No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $144,000, $131,000 and $167,000 during 2001, 2000 and 1999, respectively. The increase in FDIC insurance and supervisory expense during 2001 reflects the increased costs associated with the Interest Rate Risk Compliance Plan. The increase in employee benefits reflects the increased cost of health insurance and increased contributions to the employee pension plan. The increase in data processing expense reflects increased processing fees paid to our primary provider of data processing services.


PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $533,792, $707,525, and $685,560 in fiscal 2001, 2000 and 1999, respectively.
The effective federal income tax rates for the years ended December 31, 2001, 2000, and 1999 were 31.8%, 32.6% and 32.7%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased $24.08 million to $45.37 million at December 31, 2001. The following discussion explains the cause of this substantial increase in liquid assets.

During 2001, the Company sold $7.48 million of mortgage-backed securities at a profit of $34,000. No investments were sold during 2000. In 1999 the Company sold $2.89 million of mortgage-backed securities at a profit of $21,000. The proceeds from the sales during 2001 were reinvested in corporate debt securities and federal funds.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2001 and 2000.


                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                            2001           2000
                                                                            ----           ----
                                                                             (In thousands)
Operating activities:
   Net income                                                              $1,147          1,461
   Adjustments to reconcile net income
   to net cash provided by
   operating activities                                                     7,633            105
                                                                           ------        -------
Net cash provided by operating activities                                   8,780          1,566
Net cash provided (used) by investing activities                           10,499        (29,149)
Net cash provided by financing activities                                     412         25,246
                                                                           ------        -------
Net increase (decrease) in cash and cash equivalents                       19,691         (2,337)
Cash and cash equivalents at beginning of year                              1,351          3,688
                                                                           ------        -------
Cash and cash equivalents at end of year                                  $21,042          1,351
                                                                          =======        =======


Operating activities include the sale of fixed-rate single-family mortgage loans of $22.17 million during 2001 and $3.08 million during 2000. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2001, interest rates on fixed-rate loans were substantially lower than rates experienced during the past few years, so consumer demand for fixed-rate loans was very strong and the demand for adjustable-rate loans weakened. Franklin has an agreement to sell all student loans which enter repayment to a third party. Sales of $373,400 at a profit of $5,700 occurred during 2001 compared to sales of $388,800 at a profit of $5,600 during 2000.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2001 totaled $67.15 million compared to $45.29 million during fiscal 2000. The increase in repayments is the result of lower interest rates which led to an increase in prepayments on mortgage loans and mortgage-backed securities. Loan disbursements, including loans originated for sale, during 2001 were $73.13 million compared to $76.15 million during 2000. Due to the strong loan demand that existed during 2001 and 2000, the Company did not purchase any mortgage-backed securities. During 2001, investment securities purchases were $22.92 million and maturities/calls were $18.53 million. No investment securities were purchased during 2000. Maturities of investment securities during the same period totaled $30,000. The increases in purchases and maturities are the result of lower interest rates during 2001, which caused the amount of securities called prior to maturity to increase substantially.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $23.41 million to $208.94 million at December 31, 2001 from $185.53 million at December 31, 2000. Net of interest credited, deposits increased by $14.81 million during 2001 as compared to a $14.38 million decrease during 2000. During 2001, the Company attempted to lengthen the maturity of its certificates. As a result of this strategy, certificates with an original maturity of three years or more increased $11.44 million during the year. The table below sets forth the deposit flows by type of account, including interest credited, during 2001 and 2000.


                                               FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                  2001                2000
                                                  ----                ----
                                                       (In thousands)

Passbook deposits                                $1,788               (111)
NOW / Super NOW deposits                          2,980                319
MMDA deposits                                     6,162               (342)
                                                  -----               ----
Total                                            10,930               (134)
                                                 ======               ====

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                 2001                 2000
                                                 ----                 ----
                                                       (In thousands)

Certificates of deposit:
   7-31 day                                       206                 (164)
   91 day                                         165                  (43)
   Six month                                    2,764               (5,976)
   One year                                       995               (4,416)
   Eighteen month                              (2,396)             (11,920)
   Two year                                      (363)              (9,057)
   Three year                                  (1,954)              (1,584)
   Thirty-nine month                            7,194                9,640
   Five year                                    6,196               18,818
   Jumbo certificates                            (313)              (1,309)
   Other                                          (16)                   2
                                               ------               ------
Total                                          12,478               (6,009)
                                               ------               ------
Total deposit increase (decrease)             $23,408               (6,143)
                                              =======               ======


Outstanding Federal Home Loan Bank advances decreased $22.49 million to $46.49 million at December 31, 2001. This decrease is the result of repayment of short-term borrowings with the proceeds from the sale of loans. See Note 8 of the Notes to the Consolidated Financial Statements for additional information on the outstanding advances.

Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $93.36 million from the FHLB.

At December 31, 2001, Franklin had outstanding commitments to originate or purchase $3.06 million of mortgage loans or mortgage-backed securities, as compared to $2.82 million at December 31, 2000. During the next twelve months, approximately $68.37 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

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

The Company's stockholders' equity increased approximately $892,000 during 2001 from $21.31 million at December 31, 2000 to $22.20 million at the end of 2001. Book value per share increased to $13.75 at December 31, 2001 from $13.21 at the end of 2000. The increase in stockholders' equity is primarily the result of net income for the year of $1.15 million and an increase in unrealized gains on available-for-sale securities of $229,000, offset by dividends declared of $484,000. As a percentage of total assets, the Company's stockholders' equity was 7.94% and 7.67% at December 31, 2001 and 2000, respectively.

Dividends per share of $0.30 were declared in 2001 and 2000, resulting in payments of $484,000 in both 2001 and 2000. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restric-tions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.


                                                                 DECEMBER 31, 2001
                                                                 -----------------
CAPITAL STANDARD               ACTUAL                REQUIRED    EXCESS        ACTUAL        REQUIRED       EXCESS
                               ------                --------    ------        ------        --------       ------
                                                                 (Dollars in thousands)
Core                          $20,321                $11,107     $9,214         7.31%         4.00%          3.31%
Risk-based                     21,243                 13,926      7,317        12.20          8.00           4.20


RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting pronouncements must be adopted by the Company in future years, in order to be in compliance with generally accepted accounting principles.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which requires all business combinations be accounted for under the purchase method. Use of the pooling-of-interest method is no longer permitted. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles", which requires that goodwill no longer be amortized to earnings, but instead be reviewed periodically for impairment. The change from amortiza-tion to impairment regarding goodwill will provide investors with greater transparency on the economic impact of goodwill on the financial position and results of operations. SFAS No. 142 is effective upon adoption, which will be January 1, 2002 for the Company.

SFAS No. 141 and 142 are not expected to have a material impact on the Company's financial position or results of operations.

                              CORPORATE INFORMATION

MARKET INFORMATION
The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of February 28, 2002, there were approximately 395 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2002, First Franklin's closing sale price as reported on the Nasdaq National Market was $10.47.

STOCK PRICES FOR THE
QUARTER ENDED:                            LOW                            HIGH
                                          ---                            ----

March 31, 2000                           $8.00                          $12.13
June 30, 2000                             7.88                            9.38
September 30, 2000                        8.28                           11.00
December 31, 2000                         7.19                            9.00
March 31, 2001                            8.00                            9.75
June 30, 2001                             8.63                           10.60
September 30, 2001                        9.30                           10.50
December 31, 2001                         9.55                           11.00


DIVIDENDS
Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 2001 and 2000.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. As previously discussed, Franklin filed an Interest Rate Risk Compliance Plan with the OTS that states that dividends would not be paid to the Company without an OTS approved modification of the Plan.

If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. During 2001 and 2000, Franklin did not pay dividends to the Company. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 22, 2002 at 3:00 p.m.

FORM 10-KSB:
The Company's 2001 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

VISIT OUR WEBSITE:
www.franklinsavings.com

                   [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
of First Franklin Corporation and Subsidiary:


We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.





Clark, Schaefer, Hackett & Co.



Cincinnati, Ohio
January 25, 2002

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                          DECEMBER 31,
                                                                              ----------------------------------
                                                                                    2001                 2000
                                                                                    ----                 ----
Cash, including certificates of deposit and other
   interest-earning deposits of $16,140,000 and $160,000
   at December 31, 2001 and 2000, respectively                                $  21,042,279            1,350,511
Investment securities:
   Securities available-for-sale, at market value (amortized
      cost of $24,514,395 and $20,161,974 at December 31, 2001
      and 2000, respectively)                                                    24,327,865           19,940,100
Mortgage-backed securities:
   Securities available-for-sale, at market value (amortized
      cost of $13,818,200 and $31,026,238 at December 31, 2001
      and 2000, respectively)                                                    14,096,904           30,992,891
   Securities held-to-maturity, at amortized cost (market value of $7,617,639 and $11,228,909 at December 31, 2001
      and 2000, respectively)                                                     7,422,879           11,144,580
Loans receivable, net                                                           202,554,962          206,040,437
Real estate owned, net                                                               89,451                   --
Investment in Federal Home Loan Bank
   of Cincinnati stock, at cost                                                   3,795,700            3,350,900
Accrued interest receivable:
   Investment securities                                                            301,800              176,516
   Mortgage-backed securities                                                       112,000              271,650
   Loans receivable                                                               1,035,889              996,022
Property and equipment, net                                                       2,406,120            1,897,114
Other assets                                                                      2,510,147            1,532,951
                                                                             --------------          -----------
                                                                             $  279,695,996          277,693,672
                                                                             ==============          ===========


                                                          LIABILITIES
Savings accounts                                                             $  208,937,783          185,530,481
Federal Home Loan Bank advances                                                  46,488,429           68,977,823
Advances by borrowers for taxes and insurance                                     1,309,091            1,330,444
Other liabilities                                                                   756,308              542,484
                                                                             --------------          -----------
                Total liabilities                                               257,491,611          256,381,232
                                                                             --------------          -----------
Commitments (Notes 14 and 16)

                                                      STOCKHOLDERS' EQUITY
Preferred stock - $.01 par value, 500,000 shares
   authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                                          --                   --
   authorized, 2,010,867 shares issued
   in 2001 and 2000.                                                                 13,406               13,406
Additional paid-in capital                                                        6,189,237            6,189,237
Treasury stock, at cost - 396,994 shares
   in 2001 and 2000.                                                             (3,888,112)          (3,888,112)
Retained earnings, substantially restricted                                      19,828,979           19,166,329
Accumulated other comprehensive income:
   Unrealized gain (loss) on available-for-sale securities,
   net of taxes of $31,300 and ($86,800) at
   December 31, 2001 and 2000, respectively                                          60,875             (168,420)
                                                                             --------------          -----------
   Total stockholders' equity                                                    22,204,385           21,312,440
                                                                             --------------          -----------
                                                                             $  279,695,996          277,693,672
                                                                             ==============          ===========



                See accompanying notes to financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                   YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------------
                                                                        2001                2000                  1999
                                                                        ----                ----                  ----
Interest income:
   Loans receivable                                                   $15,287,278       14,202,622              11,856,552
   Investment securities                                                1,386,356        1,466,367               1,268,353
   Mortgage-backed securities                                           1,962,576        3,152,436               2,907,019
   Other interest income                                                  301,856            9,355                  99,068
                                                                      -----------       ----------              ----------
                                                                       18,938,066       18,830,780              16,130,992
                                                                      -----------       ----------              ----------
Interest expense:
   Savings accounts                                                     9,896,205        9,361,196               8,996,929
   Borrowed funds                                                       3,533,462        3,310,258               1,266,062
                                                                      -----------       ----------              ----------
                                                                       13,429,667       12,671,454              10,262,991
                                                                      -----------       ----------              ----------
   NET INTEREST INCOME                                                  5,508,399        6,159,326               5,868,001

Provision (credit) for loan losses                                         65,175           84,150               (103,300)
                                                                      -----------       ----------              ----------
   NET INTEREST INCOME AFTER
     PROVISION (CREDIT) FOR LOAN LOSSES                                 5,443,224        6,075,176               5,971,301
                                                                      -----------       ----------              ----------
Noninterest income:
   Service fees on NOW accounts                                           298,104          249,157                 231,757
   Gain on loans sold                                                     316,808           21,457                  66,738
   Gain on sale of investments                                             48,296               --                  23,399
   Other income                                                           483,784          399,124                 323,211
                                                                      -----------       ----------              ----------
                                                                        1,146,992          669,738                 645,105
                                                                      -----------       ----------              ----------
Noninterest expense:
   Salaries and employee benefits                                       2,208,630        2,085,591               2,137,766
   Occupancy                                                              644,486          599,727                 637,530
   Federal deposit insurance premiums                                      92,919           68,029                 116,475
   Service bureau                                                         313,718          257,591                 247,341
   Advertising                                                            265,486          306,703                 196,244
   Taxes other than income taxes                                          205,432          213,120                 194,260
   Other                                                                1,178,939        1,046,004                 989,945
                                                                      -----------       ----------              ----------
                                                                        4,909,610        4,576,765               4,519,561
                                                                      -----------       ----------              ----------
INCOME BEFORE FEDERAL INCOME TAXES                                      1,680,606        2,168,149               2,096,845
Provision for federal income taxes                                        533,792          707,525                 685,560
                                                                      -----------       ----------              ----------
   NET INCOME                                                          $1,146,814        1,460,624               1,411,285
                                                                       ==========        =========               =========
   NET INCOME PER COMMON SHARE:
     Basic                                                            $      0.71             0.90                    0.85
                                                                       ==========        =========               =========
     Diluted                                                          $      0.71             0.90                    0.85
                                                                       ==========        =========               =========


                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                    YEARS ENDED DECEMBER 31,
                                                                            ------------------------------------------
                                                                        2001                 2000                     1999
                                                                        ----                 ----                     ----

Net Income                                                           $  1,146,814         1,460,624              1,411,285
Other comprehensive income, net of tax
   Unrealized gains (losses) on available-for-sale securities:
     Unrealized holding gains (losses) during the year                    261,170           735,736               (983,763)
       Less: Reclassification adjustment for (gains)
             losses on investments securities
             included in net income                                       (31,875)               --                (15,433)
                                                                     ------------         ---------              ---------
COMPREHENSIVE INCOME                                                 $  1,376,109         2,196,360                412,089
                                                                     ============         =========              =========




























                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                              Net Unrealized
                                                               Additional                     Gain(Loss) On
                                                 Common         Paid-In         Treasury    Available-For-Sale       Retained
                                                  Stock         Capital          Stock          Securities           Earnings
                                                  -----         -------          -----          ----------           --------
BALANCE,
DECEMBER 31, 1998                              $ 13,406       6,189,237       (2,630,422)         95,040           17,273,849
                                               --------       ---------       ----------        --------           ----------
Dividends declared ($.30)
   per common share                                                                                                  (495,084)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of ($514,725)                                                                   (999,196)

Purchase of treasury stock                                                    (1,102,619)

Net income for the year
   ended December 31, 1999                                                                                          1,411,285
                                               --------       ---------       ----------        --------           ----------
BALANCE,
DECEMBER 31, 1999                              $ 13,406       6,189,237       (3,733,041)       (904,156)          18,190,050
                                               --------       ---------       ----------        --------           ----------
Dividends declared ($.30)
   per common share                                                                                                  (484,345)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $378,975                                                                      735,736

Purchase of treasury stock                                                      (155,071)

Net income for the year
   ended December 31, 2000                                                                                          1,460,624
                                               --------       ---------       ----------        --------           ----------
BALANCE
DECEMBER 31, 2000                              $ 13,406       6,189,237       (3,888,112)       (168,420)          19,166,329
                                               --------       ---------       ----------        --------           ----------
Dividends declared ($.30)
   per common share                                                                                                  (484,164)

Change in net unrealized
   gains on securities
   available-for-sale, net of
   deferred tax of $118,100                                                                      229,295

Net income for the year
   ended December 31, 2001                                                                                          1,146,814
                                               --------       ---------       ----------        --------           ----------
BALANCE
DECEMBER 31, 2001                              $ 13,406       6,189,237       (3,888,112)         60,875           19,828,979
                                               ========       =========       ==========        ========           ==========



                 See accompanying notes to financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------------------
                                                                       2001              2000                1999
                                                                       ----              ----                ----
Cash flows from operating activities:
Net income                                                        $ 1,146,814         1,460,624           1,411,285
   Adjustments to reconcile net income to
       net cash provided by operating activities:
    Provision (credit) for loan losses                                 65,175            84,150            (103,300)
    Depreciation                                                      179,171           159,342             170,917
    Amortization                                                      219,373           203,774             482,951
    Deferred income taxes                                              38,413                --              56,733
    Gain on sale of investments                                       (48,296)               --                  --
    Gain on sale of loans                                            (123,183)          (10,719)            (28,201)
    FHLB stock dividends                                             (244,800)         (192,000)           (132,100)
    (Increase) decrease in accrued interest receivable                 (5,501)         (132,953)             75,915
    (Increase) decrease in other assets                               (66,616)           43,497             387,948
    Increase in other liabilities                                     213,824            46,330              51,004
    Other, net                                                         94,116           (92,874)            (74,672)
    Proceeds from sale of loans originated for sale                22,170,193         3,082,500           6,542,924
    Disbursements on loans originated for sale                    (14,858,574)       (3,085,700)         (6,559,948)
                                                                 ------------       ------------        ------------
       NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                       8,780,109         1,565,971           2,281,456
                                                                 ------------       ------------        ------------


Cash flows from investing activities:
   Principal reductions on loans
     and mortgage-backed securities                                67,147,307        45,288,263          57,478,441
   Disbursements on mortgage and
     other loans originated for investment                        (58,275,882)      (73,060,638)        (50,735,285)
   Proceeds from sale of student loans                                379,072           394,368             214,067
   Purchase of investment securities:
     Available-for-sale                                           (22,916,358)               --         (10,384,014)
   Proceeds from maturities/calls of investment securities:
     Available-for-sale                                            18,525,000            30,000           9,240,000
   Purchase of mortgage-backed securities:
     Available-for-sale                                                    --                --         (20,039,744)
     Held-to-maturity                                                      --                --          (4,950,178)
   Proceeds from sale of mortgage-backed securities:
     Available-for-sale                                             7,528,306                --           2,910,250
   Purchase of interest in limited partnership                     (1,000,000)         (500,000)                 --
   Purchase of FHLB stock                                            (200,000)       (1,187,700)            (50,400)
   Capital expenditures                                              (688,177)         (131,482)            (82,258)
   Proceeds from sale of property and equipment                            --            18,000               9,000
                                                                 ------------       ------------        ------------
     NET CASH PROVIDED (USED) BY
       INVESTING ACTIVITIES                                      $ 10,499,268       (29,149,189)        (16,390,121)
                                                                 ============       ===========         ===========


                                    Continued


                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED


                                                                                 YEARS ENDED DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                       2001              2000                1999
                                                                       ----              ----                ----
Cash flows from financing activities:
   Net increase (decrease) in deposits                             $ 23,407,302      (6,142,136)         (10,588,775)
   Purchase of treasury stock                                                --        (155,071)          (1,102,619)
   Payment of dividends                                                (484,164)       (484,345)            (495,084)
   Proceeds (repayment) of Federal Home
     Loan Bank advances, net                                        (22,489,394)     31,867,375           21,534,647
   Increase (decrease) in advances by borrowers
     for taxes and insurance                                            (21,353)        159,936               79,148
                                                                   ------------       ---------            ---------
        NET CASH PROVIDED BY
           FINANCING ACTIVITIES                                         412,391      25,245,759            9,427,317
                                                                   ------------       ---------           ----------
        NET INCREASE (DECREASE) IN CASH                              19,691,768      (2,337,459)          (4,681,348)




Cash at beginning of year                                             1,350,511       3,687,970            8,369,318
                                                                   ------------       ---------           ----------
CASH AT END OF YEAR                                                $ 21,042,279       1,350,511            3,687,970
                                                                   ============       =========           ==========


Supplemental disclosure of cash flow information:
   Cash paid during the year for:
     Interest, including interest credited
       to savings accounts                                         $ 13,422,109      12,691,909           10,226,540
                                                                   ============      ==========          ===========

     Income taxes                                                  $    550,000         585,000              710,000
                                                                   ============      ==========          ===========

Supplemental disclosure of noncash activities:

   Real estate acquired in settlement of loans                     $     96,451              --                   --
                                                                   ============      ==========          ===========

   Change in unrealized gain (loss) on
     available-for-sale securities                                 $    347,394       1,114,711           (1,513,921)
                                                                   ============      ==========          ===========



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

         Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

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

         Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2001 and 2000, the Company did not hold any trading securities.

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

         A loan is defined as impaired when based on on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multi-family residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

         The Company sells loans in the secondary market. Mortgage loan sales totaled $22,170,193 and $3,082,500 during 2001 and 2000. Mortgage loan sales in 2001 included $7.2 million of loans sold out of the mortgage loan portfolio as part of the Company's Interest Rate Risk Compliance Plan (see Note 10). The amount of loans held for sale at December 31, 2001 and 2000 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

2.       INVESTMENT AND MORTGAGE-BACKED SECURITIES:

         The amortized cost and estimated market values of investment securities are as follows:


                                                                    DECEMBER 31, 2001
                                        -------------------------------------------------------------------------
                                                              GROSS                GROSS             ESTIMATED
                                           AMORTIZED        UNREALIZED           UNREALIZED           MARKET
                                             COST             GAINS                LOSSES              VALUE
                                       -------------         -------              -------            ----------
Available-for-sale:
   U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies          $  9,491,667         104,178              132,345             9,463,500

   Corporate debt securities              13,555,845          14,516              218,681            13,351,680

   Obligations of states and
     municipalities                        1,466,883          49,428                3,626             1,512,685
                                       -------------         -------              -------            ----------
                                       $  24,514,395         168,122              354,652            24,327,865
                                       =============         =======              =======            ==========



                                                                    DECEMBER 31, 2000
                                        -------------------------------------------------------------------------
                                                              GROSS                GROSS             ESTIMATED
                                           AMORTIZED        UNREALIZED           UNREALIZED           MARKET
                                             COST             GAINS                LOSSES              VALUE
                                       -------------         -------              -------            ----------
Available-for-sale:
   U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies         $  18,995,307           5,686              265,438            18,735,555


   Obligations of states and
     municipalities                        1,166,667          37,878                   --             1,204,545
                                       -------------         -------              -------            ----------
                                       $  20,161,974          43,564              265,438            19,940,100
                                       =============         =======              =======            ==========



The amortized cost and estimated market value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.


                                                                              ESTIMATED
                                                          AMORTIZED            MARKET
                                                            COST               VALUE
                                                      -------------         ----------
Available-for-sale:
   Due in one year or less                            $     330,042            336,762
   Due after one year through five years                 14,460,439         14,336,562
   Due after five years through ten years                 3,885,770          3,757,925
   Due after ten years                                    5,838,144          5,896,616
                                                      -------------         ----------
                                                      $  24,514,395         24,327,865
                                                      =============         ==========



         The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:


                                                                          YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------------
                                                                 2001               2000             1999
                                                                 ----               ----             ----

Taxable interest income                                     $ 1,075,761          1,208,806        1,082,835
Nontaxable interest income                                       65,699             65,342           53,185
Dividends                                                       244,896            192,219          132,333
                                                            -----------          ---------        ---------
                                                            $ 1,386,356          1,466,367        1,268,353
                                                            ===========          =========        =========

The amortized cost and estimated market values of mortgage-backed securities are as follows:


                                                                    DECEMBER 31, 2001
                                        -------------------------------------------------------------------------
                                                              GROSS                GROSS             ESTIMATED
                                           AMORTIZED        UNREALIZED           UNREALIZED           MARKET
                                             COST             GAINS                LOSSES              VALUE
                                       -------------         -------              -------            ----------
Available-for-sale:
   FHLMC certificates                 $     777,719          23,180                    --               800,899
   FNMA certificates                      5,699,094         180,565                   104             5,879,555
   GNMA certificates                      4,841,387          78,438                    --             4,919,825
   Collateralized mortgage
     obligations                          2,500,000             --                  3,375             2,496,625
                                      -------------        -------                  -----            ----------
                                      $  13,818,200        282,183                  3,479            14,096,904
                                      =============        =======                  =====            ==========

Held-to-maturity:
   FHLMC certificates                 $   2,312,238         63,453                     --             2,375,691
   FNMA certificates                      2,599,886         39,850                     --             2,639,736
   GNMA certificates                      2,510,755         91,457                     --             2,602,212
                                      -------------        -------                                    ---------
                                      $   7,422,879        194,760                     --             7,617,639
                                      =============        =======                  =====            ==========



                                                                    DECEMBER 31, 2000
                                        -------------------------------------------------------------------------
                                                              GROSS                GROSS             ESTIMATED
                                           AMORTIZED        UNREALIZED           UNREALIZED           MARKET
                                             COST             GAINS                LOSSES              VALUE
                                       -------------         -------              -------            ----------
Available-for-sale:
   FHLMC certificates                 $  4,905,318          10,748                 79,131             4,836,935
   FNMA certificates                     8,468,255          65,740                 25,542             8,508,453
   GNMA certificates                    12,539,725          68,963                 11,405            12,597,283
   Collateralized mortgage
     obligations                         5,112,940              --                 62,720             5,050,220
                                      ------------         -------                 ------            ----------
                                      $ 31,026,238         145,451                178,798            30,992,891
                                      ============         =======                =======            ==========

Held-to-maturity:
   FHLMC certificates                 $  3,198,578          32,648                     --             3,231,226
   FNMA certificates                     3,471,538              --                 38,843             3,432,695
   GNMA certificates                     4,474,464          90,524                     --             4,564,988
                                      ------------         -------                 ------            ----------
                                      $ 11,144,580         123,172                 38,843            11,228,909
                                      ============         =======                 ======            ==========


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

         Loans receivable, net, consists of the following:


                                                                                        DECEMBER 31,
                                                                               ------------------------------
                                                                                  2001               2000
                                                                                  ----               ----
First mortgage loans:
   Principal balances:
     Collateralized by one-to four-
       family residences                                                     $ 137,242,397        158,833,908
     Collateralized by multi-family properties                                  13,707,584         12,505,819
     Collateralized by other properties                                         29,923,446         22,942,111
     Construction loans                                                          8,501,600          7,472,616
                                                                             -------------        -----------
                                                                               189,375,027        201,754,454
Less:
     Undisbursed portion of construction loans                                  (5,270,302)        (3,486,269)
     Net deferred loan origination (fees) costs                                    (83,081)            61,830
     Unearned premiums                                                                  --              1,227
                                                                             -------------        -----------
        TOTAL FIRST MORTGAGE LOANS                                             184,021,644        198,331,242
                                                                             -------------        -----------
Consumer and other loans:
   Principal balances:
     Consumer loans                                                              3,042,627          1,651,631
     Lines of credit                                                            15,142,165          5,882,378
     Loans on savings accounts                                                     488,322            531,048
     Student loans                                                                 959,935            704,186

        TOTAL CONSUMER AND OTHER LOANS                                          19,633,049          8,769,243
                                                                             -------------        -----------
Less allowance for loan losses                                                  (1,099,731)        (1,060,048)
                                                                             -------------        -----------
                                                                             $ 202,554,962        206,040,437
                                                                             =============        ===========


Activity in the allowance for loan losses is summarized as follows:


                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                               2001          2000            1999
                                               ----          ----            ----
Balance, beginning of year                $ 1,060,048       975,898        1,091,867
Provision for loan losses                      65,175        84,150           60,000
Charge-offs and recoveries, net               (25,492)           --          (12,669)
Recovery of specific reserve                       --            --         (163,300)
                                          -----------     ---------          -------
BALANCE, END OF YEAR                      $ 1,099,731     1,060,048          975,898
                                          ===========     =========          =======


It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2001 and 2000 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $56,654,000, $47,997,000 and $50,881,000 at December 31, 2001,
2000 and 1999, respectively.

Mortgage servicing rights of $199,297, $7,538 and $78,960 were capitalized in 2001, 2000 and 1999, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2001 and 2000. The carrying value of the Company's servicing rights totaled approximately $309,000 and $229,000 at December 31, 2001 and 2000. Amortization of mortgage-servicing rights was $119,169, $86,152 and $111,975 for 2001, 2000 and 1999, respectively.

4.       REAL ESTATE OWNED:

         Real estate owned consists of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                       2001            2000
                                                      -------          -----
Real estate owned                                    $   96,451            --
Less: allowance for losses                               (7,000)           --
                                                     ----------      ---------
                                                     $   89,451            --
                                                     ==========      =========

Activity in the allowance for losses on real estate owned is summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2001            2000
                                                      -------          -----
Balance, beginning of year                           $       --             --
Write-down of property                                    7,000             --
                                                     ----------      ---------
BALANCE, END OF YEAR                                 $    7,000             --
                                                     ==========      =========

5.       PROPERTY AND EQUIPMENT:

         Property and equipment, net, consists of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                       2001            2000
                                                      -------          -----
         Buildings and improvements                  $1,599,289      1,599,288
         Leasehold improvements                       1,035,033      1,028,992
         Furniture, fixtures and equipment            1,842,976      1,726,708
                                                     ----------      ---------
                                                      4,477,298      4,354,988

         Accumulated depreciation and amortization   (3,156,294)    (2,997,305)
                                                     ----------      ---------
                                                      1,321,004      1,357,683
         Land                                         1,085,116        539,431
                                                     ----------      ---------
                                                     $2,406,120      1,897,114
                                                     ==========      =========

6.       OTHER ASSETS:

         Included in other assets as of December 31, 2001 and 2000 is a $1,500,000 and $500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, is approximately $1,890,000 and $631,000 at December 31, 2001 and 2000. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions.

7.       SAVINGS ACCOUNTS:
         Savings  accounts consist of the following:


                                          DECEMBER 31, 2001                            DECEMBER 31, 2000
                             --------------------------------------       --------------------------------------
                             WEIGHTED                       PERCENT       WEIGHTED                       PERCENT
                             AVERAGE                          OF           AVERAGE                         OF
                              RATE            AMOUNT       DEPOSITS         RATE            AMOUNT      DEPOSITS
                             -------     --------------    --------       -------     --------------    --------

Passbooks                    2.31%       $   22,563,402      10.8%         2.82%       $   20,775,074      11.2%
NOW accounts
   and variable rate
   money market
   savings and
   checking accounts         1.63            34,698,131      16.6          1.86            25,557,793      13.8
                                         --------------     -----                      --------------     -----
                                             57,261,533      27.4                          46,332,867      25.0
                                         --------------     -----                      --------------     -----
Certificates:
  1-6 month                  3.24            13,537,453       6.5          5.20            10,401,571       5.6
  1 year                     4.38            23,799,156      11.4          5.64            22,803,853      12.3
  18 month                   5.28            15,255,866       7.3          5.91            17,652,121       9.5
  18 month - 5 years         6.02            52,227,635      25.0          6.15            47,370,329      25.5
  5-8 years                  6.35            43,732,276      20.9          6.47            37,532,816      20.2
  Jumbos                     2.76             3,123,864       1.5          5.59             3,436,924       1.9
                                         --------------     -----                      --------------     -----
                                            151,676,250      72.6                         139,197,614      75.0
                                         --------------     -----                      --------------     -----
TOTAL SAVINGS
   ACCOUNTS                              $  208,937,783     100.0%                     $  185,530,481     100.0%
                                         ==============     =====                      ==============     =====



At December 31, 2001, scheduled maturities of certificate accounts are as follows:

        2002                                         $   68,366,514
        2003                                             36,642,695
        2004                                             14,042,977
        2005                                             24,619,752
        2006                                              8,004,312
                                                     --------------
                                                     $  151,676,250
                                                     ==============

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:


                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                    2001               2000             1999
                                                    ----               ----             ----

Passbooks                                      $    598,593            586,187          612,638
NOW and money market accounts                       544,723            510,105          512,567
Certificates                                      8,752,889          8,264,904        7,871,724
                                               ------------          ---------        ---------
                                               $  9,896,205          9,361,196        8,996,929
                                               ============          =========        =========


Certificates of deposit with balances of $100,000 or more totaled approximately $27,943,000 and $23,555,000 at December 31, 2001 and 2000, respectively.

8. FEDERAL HOME LOAN BANK ADVANCES: FHLB advances at December 31, 2001 consist of the following:

                                      AVERAGE OUTSTANDING
        MATURING DURING                  INTEREST RATE              BALANCE
        ---------------                  -------------           -------------
            2002                             6.72%               $     500,000
            2003                             7.10                   14,036,190
            2004                             5.73                    5,948,361
            2005                             7.36                    1,000,000
            2006                             8.15                      130,330
       2007-2011                             6.10                   23,755,092
       Thereafter                            1.50                    1,118,456
                                                                 -------------
                                             6.28%               $  46,488,429
                                                                 =============

At December 31, 2001 the Company's FHLB advances were all fixed rate advances.

The advances require principal payments as follows:
            2002                                                 $  10,345,469
            2003                                                    13,782,580
            2004                                                     1,579,169
            2005                                                     2,213,333
            2006                                                       997,154
            Thereafter                                              17,570,724
                                                                 -------------
                                                                 $  46,488,429
                                                                 =============

         As collateral for the advances, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance.

9.       STOCKHOLDERS' EQUITY:

         Retained earnings are restricted by regulatory requirements and federal income tax requirements.

         In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2001, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,926,000.

         Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2001, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2001.

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


                                                          2001                     2000                 1999
                                                         -------                  -------              -------
Options outstanding at beginning of year                 165,610                  152,217              128,475
Granted                                                   45,012                   62,070               67,275
Canceled/Forfeited                                       (34,638)                 (48,677)             (43,533)
Exercised                                                     --                       --                   --
OPTIONS OUTSTANDING AT END OF YEAR                       175,984                  165,610              152,217
                                                         =======                  =======              =======


All options have an exercise price between $7.75 and $19.80. The options granted best over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2001, 2000 and 1999 thereby reducing the 2000, 1999 and 1998 options by 50%.

The Company will establish a stock option plan (the 2001 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. The plan is subject to ratification by the shareholders at the 2002 Annual Meeting. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan. Transactions involving the Plan are summarized as follows:

                                                                     2001
                                                                     ----
        Options outstanding at beginning of year                         --
        Granted                                                      20,538
        Canceled/Forfeited                                               --
        Exercised                                                        --
                                                                     ------
        OPTIONS OUTSTANDING AT END OF YEAR                           20,538
                                                                     ======

All options granted under the 2001 plan have an exercise price between $10.14 and $11.15. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

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


                Net income:                                  2001                2000             1999
                                                             ----                ----             ----
                   As reported                           $ 1,146,814         1,460,624        1,411,285
                Additional compensation cost                 104,025           222,340          190,076
                   Pro forma net income                    1,042,789         1,238,284        1,221,209

                Basic earnings per share:
                   As reported                           $      0.71              0.90             0.85
                   Pro forma earnings per share                 0.65              0.77             0.73


         The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000, and 1999 respectively: expected volatility of .11 percent, .30 percent, and .35 percent, risk free interest rates of 5.3 percent, 5.3 percent, and 6.9 percent, dividend yields of .30 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10.      REGULATORY MATTERS:

         The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2001, the capital standards include a 4% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2001, Franklin Savings meets each of the capital requirements as follows:


                                                                                      FRANKLIN'S COMPUTED
                                                                                         CAPITAL AS A
                                       COMPUTED                 FRANKLIN'S                PERCENT OF
                                       REGULATORY                COMPUTED               TOTAL ASSETS OR
                                      REQUIREMENTS                CAPITAL              RISK-ADJUSTED ASSETS
                                      ------------                -------             --------------------

        Tier 1 capital                 $11,107,000              20,321,000                    7.31%
        Risk-based capital              13,926,000              21,243,000                   12.20%


         In May 2000, Franklin Savings submitted an Interest Rate Risk Complinace Plan (Plan) to the OTS containing various provisions to reduce its interest rate risk. If provisions of the Plan are not complied with, the OTS can take action which could limit Franklin's activities, growth or earnings. The major objective of the Plan was to increase Franklin's interest rate risk rating to "moderate" as determined by current OTS regulations. At the present time, Franklin remians under the provisions of the Plan. Management believes that they have complied with the Plan and achieved its stated goals as of the first quarter of 2001 and maintained that position.

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

         The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:


                                                      DECEMBER 31, 2001                DECEMBER 31, 2000
                                                   -----------------------         -------------------------
                                                   CARRYING          FAIR          CARRYING            FAIR
                                                    AMOUNT           VALUE          AMOUNT             VALUE
                                                   -------           -----         -------             -----
        Financial assets:
           Cash and cash equivalents           $   21,042,279        21,042,279     1,350,511           1,350,511
           Investment securities                   24,327,865        24,327,865    19,940,100          19,940,100
           Mortgage-backed securities              21,519,783        21,715,000    42,137,471          42,222,000
           Loans receivable                       202,554,962       202,952,000   206,040,437         204,644,000
           Investment in FHLB stock                 3,795,700         3,795,700     3,350,900           3,350,900



                                                      DECEMBER 31, 2001               DECEMBER 31, 2000
                                                      -----------------               -----------------
                                                   CARRYING          FAIR             CARRYING        FAIR
                                                   AMOUNT            VALUE             AMOUNT         VALUE
                                                   ------            -----            ------          -----
         Financial liabilities:
            Savings accounts                    208,937,783        213,076,000      185,530,481    185,947,000
            FHLB advances                        46,488,429         46,488,000       68,977,823     68,622,000



                                                      DECEMBER 31, 2001               DECEMBER 31, 2000
                                                      -----------------               -----------------
                                                   CARRYING          FAIR             CARRYING        FAIR
                                                   AMOUNT            VALUE             AMOUNT         VALUE
                                                   ------            -----             ------         -----
         Unrecognized financial instruments:
            Commitments to extend credit      $ 3,063,000          3,063,000         2,819,000      2,819,000
            Unfunded construction loans         5,270,000          5,270,000         3,486,000      3,486,000
            Undisbursed home equity
            and commercial lines of credit      5,893,000          5,893,000         2,981,000      2,981,000


12.      FEDERAL INCOME TAXES:
         The components of income tax expense are as follows:


                                                                               YEARS ENDED DECEMBER 31,
                                                                               ------------------------
                                                                       2001                 2000           1999
                                                                       ----                 ----           ----
         Federal:
            Current                                                $ 495,379              707,525        628,830
            Deferred                                                  38,413                   --         56,730
                                                                   ---------              -------        -------
                                                                   $ 533,792              707,525        685,560
                                                                   =========              =======        =======


         Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:


                                                                               YEARS ENDED DECEMBER 31,
                                                                               ------------------------
                                                                       2001                 2000           1999
                                                                       ----                 ----           ----
         Tax at statutory rates                                    $ 571,406              737,170        712,927
         Benefit of tax exempt interest                              (15,846)             (16,014)       (12,000)
         Other                                                       (21,768)             (13,631)       (15,367)
                                                                   $ 533,792              707,525        685,560


         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and de- ferred tax liabilities are as follows:


                                                                                          YEARS ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                            2001           2000
                                                                                            ----           ----
         Deferred tax asset arising from:
            Allowance for loan losses                                                   $ 402,800       380,700
            Deferred loan fees and costs                                                   32,500        51,100
            Depreciation                                                                   47,500        52,100
            Unrealized loss on securities                                                      --        86,800
            Investment in partnership                                                      80,530        34,000
            Other, net                                                                     40,970        41,500
                        TOTAL DEFERRED TAX ASSETS                                         604,300       646,200
         Deferred tax liability arising from:
           FHLB stock                                                                    (558,500)     (475,200)
           Unrealized gain on securities                                                  (31,300)           --
                        TOTAL DEFERRED TAX LIABILITIES                                   (589,800)     (475,200)
                        NET DEFERRED TAX ASSET                                          $  14,500       171,000


Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13.      BENEFIT PLANS:

         The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

         In 1996 the Company implemented a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $166,400, $126,402 and $139,498 for the years ended December 31, 2001, 2000 and 1999, respectively.

         The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in 2001, 2000 and 1999. At December 31, 2001, the
         ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 2001, 2000, and 1999. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2001, the ESOP held 161,257 allocated shares and 10,367 shares committed to be allocated.

14.      LEASE COMMITMENTS:

         The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

         The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

                Year ending December 31:

                        2002                              $ 136,144
                        2003                                136,691
                        2004                                 81,475
                        2005                                 36,710
                        2006                                 15,972
                        Thereafter                           53,240

                                                          $ 460,232
                                                          =========

         Rent expense was $141,306, $121,332 and 152,654 in 2001, 2000 and 1999,
         respectively.

         The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

         The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

                 Year ending December 31:

                        2002                              $  87,090
                                                          =========

15.      LOANS TO RELATED PARTIES:

         Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2001. The following is an analysis of the activity of such loans for the years indicated:


                                                            YEARS ENDED DECEMBER 31,
                                            ------------------------------------------------------
                                                 2001             2000                    1999
                                                 ----             ----                    ----
        Balance, beginning of year           $ 1,740,655        1,953,674               1,943,843
        Loans originated                          21,595           22,812               1,292,335
        Repayments                               (45,492)         (77,521)             (1,282,504)
        Loans under threshold                    (58,302)              --                      --
        Employment changes                            --         (158,280)                     --
                                             -----------        ---------               ---------
        BALANCE, END OF YEAR                 $ 1,658,456        1,740,655               1,953,674
                                             ===========        =========               =========

16.      LOAN COMMITMENTS:

         In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

         The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The commitment generally requires that the borrower provide collateral which generally consists of a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk. At December 31, 2001, the Company's total commitment to extend credit was approximately $3,063,000, and the Company had commitments to disburse construction loans of approximately $5,270,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $5,893,000.

17.      FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

         The following condensed balance sheets as of December 31, 2001 and 2000 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2001 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS
                                     ASSETS

                                                               DECEMBER 31,
                                               --------------------------------

                                                    2001            2000
                                                    ----            ----
        Cash                                    $    137,239         143,346
        Investment in Franklin Savings            20,386,236      18,992,955
        Loans to Franklin Savings                    125,000         625,000
        Other assets                               1,791,114       1,748,381
                                                   ---------       ---------
                                                $ 22,439,589      21,509,682
                                                ============      ==========

17.      FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
         CONTINUED:

                      LIABILITIES AND STOCKHOLDERS' EQUITY


        Liabilities                                                                          $    235,204          197,243
        Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding
        Common stock - $.01 par value, 2,500,000 shares authorized,
           2,010,867 shares issued in 2001 and 2000.                                               13,406           13,406
        Additional paid-in capital                                                              6,189,237        6,189,237
        Treasury stock, at cost - 396,994 shares
           in 2001 and 2000.                                                                   (3,888,112)      (3,888,112)
        Retained earnings                                                                      19,828,979       19,166,328
        Net unrealized gain(loss) on available-for-sale securities of parent and subsidiary        60,875         (168,420)

                                                                                             $ 22,439,589       21,509,682
                                                                                             ============       ==========


                         CONDENSED STATEMENTS OF INCOME


                                                                                   YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------------------

                                                                            2001             2000              1999
                                                                            ----             ----              ----
        Equity in earnings of Franklin Savings                        $  1,163,986        1,477,252         1,354,257
        Interest income                                                     19,655           57,258           176,797
        Operating expenses                                                (309,343)        (359,513)         (349,114)
        Other Income                                                       238,966          247,677           234,595
        Federal income tax benefit (expense)                                33,550           37,950            (5,250)
                                                                      ------------        ---------         ---------
        NET INCOME                                                    $  1,146,814        1,460,624         1,411,285
                                                                      ============        =========         =========


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------------------
                                                                            2001             2000             1999
                                                                            ----             ----             ----
        Cash flows from operating activities:
           Net income                                                  $ 1,146,814        1,460,624         1,411,285
           Equity in earnings of Franklin Savings                       (1,163,986)      (1,477,252)       (1,354,257)
           Change in other assets and liabilities                           (4,771)          (5,621)           10,651
                                                                        ----------       ----------        ----------
                NET CASH PROVIDED (USED) BY
                   OPERATING ACTIVITIES                                    (21,943)         (22,249)           67,679
                                                                        ----------       ----------        ----------
        Cash flows from investing activities:
           Net repayments of loans
           to Franklin Savings                                             500,000        1,125,000           650,000
           Purchase of investments                                              --         (500,000)               --

                NET CASH PROVIDED BY
                                                                        ----------       ----------        ----------
                INVESTING ACTIVITIES                                       500,000          625,000           650,000
                                                                        ----------       ----------        ----------
        Cash flows from financing activities:
           Payment of dividends                                           (484,164)        (484,345)         (495,084)
           Purchase of treasury stock                                           --         (155,071)       (1,102,619)
                                                                        ----------       ----------        ----------
                NET CASH USED BY FINANCING ACTIVITIES                     (484,164)        (639,416)       (1,597,703)
                                                                        ----------       ----------        ----------
                NET DECREASE IN CASH                                        (6,107)         (36,665)         (880,024)



                                                                          YEARS ENDED DECEMBER 31,
                                                                         ------------------------
                                                                    2001             2000           1999
                                                                    ----             ----           ----

        Cash at beginning of year                                  143,346          180,011       1,060,035
                                                                 ---------          -------       ---------
        CASH AT END OF YEAR                                      $ 137,239          143,346         180,011
                                                                 =========          =======       =========

        Supplemental disclosure of non-cash activities:
           Contribution of capital to Franklin Savings-
           note receivable converted to investment               $      --               --         900,000
                                                                 =========          =======       =========


18.      MADISON SERVICE CORPORATION:

         In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2001, is presented:

                                 BALANCE SHEET

                                     ASSETS
                Cash                                            $      247,250
                Other assets                                            15,038
                                                                --------------
                                                                $      262,288
                                                                ==============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                Equity                                          $      262,288
                                                                --------------
                                                                $      262,288
                                                                ==============

                             STATEMENT OF OPERATIONS

                Revenues:
                   Interest Income                              $       10,270
                   Service fees and other                               10,263
                Operating expenses                                      (3,466)
                                                                ---------------
                INCOME BEFORE FEDERAL INCOME TAX                        17,067
                Federal income tax                                       5,800
                                                                ---------------
                NET INCOME                                      $       11,267
                                                                ==============

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

         c. Franklin Savings' investment in Madison Service Corporation consists of:

                  Common stock, 220 shares issued and outstanding      $110,000
                  Retained earnings                                     152,288
                                                                     ----------
                                                                       $262,288
                                                                     ==========

19.      EARNINGS PER SHARE:

         Earnings per share for the years ended December 31, 2001, 2000 and 1999 are calculated as follows:


                                                                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                 --------------------------------------------

                                                                    INCOME         SHARES         PER-SHARE
                                                                  (NUMERATOR)   (DENOMINATOR)       AMOUNT
                                                                  -----------   -------------       ------
        BASIC EPS
        Income available to common stockholders                  $ 1,146,814      1,613,873       $   0.71
                                                                                                  ========

        Effect of dilutive securities:
           Stock options
           1997 and 2001 Plan                                             --             --
                                                                 -----------      ---------

        DILUTED EPS
        Income available to common stockholders
        + assumed conversions                                    $ 1,146,814      1,613,873       $   0.71
                                                                 ===========      =========



                                                                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                 --------------------------------------------

                                                                    INCOME         SHARES         PER-SHARE
                                                                  (NUMERATOR)   (DENOMINATOR)       AMOUNT
                                                                  -----------   -------------       ------

        BASIC EPS
        Income available to common stockholders                   $ 1,460,624     1,616,623       $   0.90
                                                                                                  ========

        Effect of dilutive securities:
           Stock options
           1997 Plan                                                       --           --
                                                                 -----------      ---------

        DILUTED EPS
        Income available to common stockholders
        + assumed conversions                                     $ 1,460,624     1,616,623       $   0.90
                                                                  ===========     =========       ========


                                                                     FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                  ------------------------------------------
                                                                    INCOME         SHARES         PER-SHARE
                                                                  (NUMERATOR)   (DENOMINATOR)       AMOUNT
                                                                  -----------   -------------       ------

        BASIC EPS
        Income available to common stockholders                  $ 1,411,285     1,662,090        $   0.85
                                                                                                  ========

        Effect of dilutive securities:
        Stock options
        1997 Plan                                                         --            --
                                                                 -----------      ---------

        DILUTED EPS
        Income available to common stockholders
        + assumed conversions                                    $ 1,411,285     1,662,090        $   0.85
                                                                 ===========     =========        ========


         The effect of the stock options was anti-dilutive for the years ended December 31, 2001, 2000 and 1999, there- fore the stock options were not included in the dilutive EPS for those periods.

20.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         All adjustments necessary for a fair statement of operations for each period have been included.


                                                                            2001
                                                                            ----
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 -----------------------------------------------------------------------

                                                    FIRST               SECOND                  THIRD            FOURTH
                                                   QUARTER             QUARTER                 QUARTER           QUARTER
                                                 -----------           -------                 -------           -------

        Interest income                          $     4,976            4,775                   4,623            4,564
        Interest expense                               3,478            3,389                   3,339            3,224
                                                 -----------            -----                   -----            -----
           NET INTEREST INCOME                         1,498            1,386                   1,284            1,340
        Provision for loan losses                         18               10                      18               19
                                                 -----------            -----                   -----            -----
           NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES                   1,480            1,376                   1,266            1,321
        Noninterest income                               313              292                     227              315
        Noninterest expense                            1,193            1,256                   1,225            1,235
                                                 -----------            -----                   -----            -----
        INCOME BEFORE FEDERAL
           INCOME TAXES                                  600              412                     268              401
        Federal income taxes                             198              131                      84              121
                                                 -----------            -----                   -----            -----
           NET INCOME                               $    402              281                     184              280
                                                 ===========            =====                   =====            =====
        Earnings per common share
           BASIC                                    $   0.23             0.17                    0.12             0.19
                                                 ===========            =====                   =====            =====
           DILUTED                                  $   0.23             0.17                    0.12             0.19
                                                 ===========            =====                   =====            =====



                                                                            2000
                                                                            ----
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 -----------------------------------------------------------------------

                                                    FIRST               SECOND                  THIRD            FOURTH
                                                   QUARTER             QUARTER                 QUARTER           QUARTER
                                                 -----------           -------                 -------           -------

        Interest income                           $    4,402            4,615                   4,823            4,991
        Interest expense                               2,792            3,001                   3,340            3,539
                                                 -----------            -----                   -----            -----
           NET INTEREST INCOME                         1,610            1,614                   1,483            1,452
        Provision for loan losses                         19               18                      19               28
                                                 -----------            -----                   -----            -----
           NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES                   1,591            1,596                   1,464            1,424
        Noninterest income                               144              154                     180              193
        Noninterest expense                            1,183            1,150                   1,159            1,085
                                                 -----------            -----                   -----            -----
        INCOME BEFORE FEDERAL
           INCOME TAXES                                  552              600                     485              532
        Federal income taxes                             179              198                     156              175
                                                 -----------            -----                   -----            -----
           NET INCOME                             $      373              402                     329              357
                                                 ===========            =====                   =====            =====
        Earnings per common share
           BASIC                                  $     0.23             0.25                    0.20             0.22
                                                 ===========            =====                   =====            =====
           DILUTED                                $     0.23             0.25                    0.20             0.22
                                                 ===========            =====                   =====            =====


                               TABLE OF CONTENTS


President's Letter to
Stockholders ................................................................................           1

Selected Financial Data .....................................................................           2

Management's Discussion and Analysis of
Financial Condition and Results of Operations:

        General .............................................................................           3

        Asset/Liability Management ..........................................................           4

        Asset Quality/Credit Risk ...........................................................           6

        Results of Operations ...............................................................           8
           Net Interest Income ..............................................................           8
           Rate/Volume Analysis .............................................................           9
           Average Yields and Rates Paid ....................................................          10
           Provision For Loan Losses ........................................................          10
           Noninterest Income ...............................................................          11
           Noninterest Expense ..............................................................          11
           Provision for Federal Income Taxes ...............................................          11

        Liquidity ...........................................................................          11

        Capital .............................................................................          13

        Recent Accounting Pronouncements ....................................................          13

Corporate Information:
        Market Information ..................................................................          15
        Dividends ...........................................................................          15
        Transfer Agent ......................................................................          15
        Special Counsel .....................................................................          15
        Annual Meeting ......................................................................          15
        Form 10-KSB .........................................................................          15
        Website .............................................................................          15

Independent Auditor's Report ................................................................          16

Consolidated Financial
        Statements ..........................................................................          17

                                 STOCKHOLDER INFORMATION

2001 Earnings per share .....................................................................      $ 0.71

2001 Dividends declared per share ...........................................................      $ 0.30

Book value per share (1) ....................................................................      $13.75

Market value per share (2) ..................................................................      $10.25

Common shares outstanding (1) ...............................................................   1,613,873


(1)      At December 31, 2001

(2)      Nasdaq Closing Sale Price on December 31, 2001




      FRANKLIN SAVINGS
      LOCATIONS
      ------------------------------------------

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

        [GRAPHIC OMITTED]

         DirectTeller(R) is the Trademark of DirectTeller Systems, Inc.