Form 10KSB, Exhibit 13
period 2002-12-31
FIRST FRANKLIN CORP
filed 2003-03-27
CIK 742161

                                   EXHIBIT 13

LETTER TO OUR SHAREHOLDERS

Dear Shareholder:

At the beginning of this millennium, First Franklin Corporation and Franklin Savings and Loan made a commitment to continue in the footsteps of the founders of this Company. This commitment to keeping friendly, neighborhood banking with a personal and professional touch prevalent in Cincinnati has brought Franklin Savings to new heights.

Following the opening of a new branch location in Anderson Township on the east side of Cincinnati in 2001, Franklin Savings is staying their course with the renovation and updating of our Sharonville location in May of 2002. This longstanding Franklin location in the heart of Sharonville now serves as a gateway to the community's business district. A drive-thru window, drive up ATM, and expanded parking illustrates Franklin's commitment to better serve our customers as well as the greater good of the community.

2002 has also seen a windfall in the lending side of Franklin Savings. Loan originators have been added to the Franklin staff to initiate and facilitate loans. Department staff has also been increased to aid in the processing of the high volume of loan products being produced. Mortgage production rose 42% in number and 25% in dollar volume resulting in all time highs for our Company.

As Franklin Savings embarks on our 120th year in business, First Franklin Corporation strives to promote the underlying objective of providing state-of-the-art banking products and services with the friendly, neighborhood touch that has become the hallmark of Franklin Savings. Here Today, Here Tomorrow is not just a tag line for Franklin Savings. It is a belief - a belief that banking does not have to be impersonal and intimidating to the customer. At Franklin Savings customers are known by their first names, not by their mother's maiden names.

This commitment to the good of the customer continues to be evident in the expansion and growth of Franklin Savings under First Franklin's guidance. First Franklin's in-depth strategic planning and implementation is evident in the recently opened, new, state-of-the-art facility to better serve the residents of Western Hills. Franklin is now taking this step to better serve our west side customers with this new facility and to provide a great banking experience for the community.

I regret to inform you that Father James E. Hoff, S.J. has resigned from his seat on our Board of Directors to devote his efforts to teaching and to not for profit organizations. As you may recall, Fr. Hoff recently retired as President of Xavier University and is currently the University's Chancellor. Your Board of Directors has appointed the Reverend Donald Evans Newberry, Sr., a director of Franklin Savings since 1996 and Pastor of Lee Chapel AME Church for over 40 years.

It is with a great sense of sorrow and regret that I inform you of the recent death of Director James E. Cross. Mr. Cross has served First Franklin as a director since 1996 and a director of Franklin Savings since 1978. Your Board of Directors has appointed Mary W. Sullivan to fill this vacancy. Ms. Sullivan is a practicing attorney in Cincinnati and has been a member of the Board of Directors of Franklin Savings since 1996.

We are truly grateful and most appreciative for the dedicated service and counsel of both Fr. Hoff and Mr. Cross.

We thank you, First Franklin shareholders, for your continued confidence in our efforts to meet and exceed our mission. This confidence is what empowers First Franklin and Franklin Savings to strive to provide much-desired friendly, neighborhood banking while continuing to expand and grow to better serve our community.

Respectfully submitted,

/s/ Thomas H. Siemers
    Thomas H. Siemers
    President and CEO

                             SELECTED FINANCIAL DATA

                                                                   AS OF DECEMBER 31,
                                           --------------------------------------------------------------
                                               2002         2001         2000         1999        1998
                                                               (In thousands)
FINANCIAL CONDITION DATA:
  Total assets                             $  282,184   $  279,696   $  277,694   $  250,205   $  240,315
  Cash                                         15,237       21,042        1,351        3,688        8,369
  Loans receivable, net                       187,754      202,555      206,040      167,601      150,179
  Mortgage-backed securities
    Available-for-sale                         17,939       14,097       30,993       39,342       43,522
    Held-to-maturity                            4,351        7,423       11,145       13,596       12,355
  Investments
    Available-for-sale                         45,935       24,328       19,940       19,197       19,125
  Deposit accounts                            219,084      208,938      185,530      191,673      202,261
  Borrowings                                   37,436       46,488       68,978       37,110       15,576
  Stockholders' equity                         23,427       22,204       21,312       19,755       20,941

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                               2002         2001         2000         1999        1998
                                                               (In thousands)
OPERATIONS DATA:
  Total interest income                    $   17,054   $   18,938   $   18,831   $   16,131   $   16,593
  Total interest expense                       11,597       13,430       12,672       10,263       10,690
                                           ----------   ----------   ----------   ----------   ----------
  Net interest income                           5,457        5,508        6,159        5,868        5,903
  Provision for loan losses                       105           65           84         (103)          74
                                           ----------   ----------   ----------   ----------   ----------
  Net interest income after
    provision for loan losses                   5,352        5,443        6,075        5,971        5,829
  Noninterest income                            2,059        1,147          670          646        1,124
  Noninterest expense                           5,829        4,909        4,577        4,520        4,211
                                           ----------   ----------   ----------   ----------   ----------

  Income before taxes                           1,582        1,681        2,168        2,097        2,742
  Provision for federal
  income tax                                      516          534          707          686          909
                                           ----------   ----------   ----------   ----------   ----------
  Net income                               $    1,066   $    1,147   $    1,461   $    1,411   $    1,833
                                           ==========   ==========   ==========   ==========   ==========
OTHER DATA:
  Interest rate spread
    during period                                1.84%        1.79%        2.02%        2.19%        2.23%
  Interest rate spread at
    end of period                                2.15         1.78         2.01         2.30         2.24
  Return on assets                               0.38         0.42         0.56         0.59         0.78
  Return on equity                               4.72         5.18         7.22         6.95         8.62
  Dividend payout ratio                         45.87        42.22        33.16        35.08        27.76
  Equity to assets ratio                         8.30         7.94         7.67         7.90         8.71
  Ratio of average interest-
    earning assets to average
    interest-bearing liabilities               104.76       105.58       107.38       107.40       107.76
  Non-performing assets as
    a percent of total assets
    at end of period                             0.86         0.43         0.37         0.37         0.68
  Full service offices                              7            7            6            6            7

PER SHARE DATA:
  Net income per common share
    Basic                                  $     0.65   $     0.71   $     0.90   $     0.85   $     1.05
                                           ==========   ==========   ==========   ==========   ==========
    Diluted                                $     0.65   $     0.71   $     0.90   $     0.85   $     1.05
                                           ==========   ==========   ==========   ==========   ==========
  Book value per common share              $    14.33   $    13.75   $    13.21   $    12.12   $    12.29
                                           ==========   ==========   ==========   ==========   ==========

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

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest- earning deposits, and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

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

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. At the present time, DirectTeller is developing a new product that will compliment the current system.

FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At December 31, 2002, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.11 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership.

In January 2002, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next two years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through commercial real estate loan growth, the use of technology to improve efficiency and/or customer service and maintaining interest rate risk at or above levels required by the OTS.

During 2001, Franklin opened a full service branch at 7944 Beechmont Avenue, Cincinnati, Ohio and acquired the property in the rear of its branch located at 11186 Reading Road, Cincinnati, Ohio so that it could construct a drive-thru facility with an ATM at that location. During November 2002, Franklin sold its branch office located at 5119 Glenway Avenue, Cincinnati at a profit of approximately $300,000. It is currently renting that property from the new owner until construction of its new office at 5791 Glenway Avenue is completed during the first quarter of 2003. The new property has higher visibility and will allow Franklin to provide a drive-thru window, safe deposit boxes and an ATM, which are not possible at the current location. Franklin has a long term land lease on the new property. Operating expenses at this new office will be approximately $90,000 per year greater than the operating expenses at the current office.

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

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans, corporate debt securities and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

The amount of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

         Lag risk. Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effect of this lag generally balances out over time. One example of lag risk is the repricing of assets indexed to the treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months resulting in a lag in the repricing of loans and securities based on this index. This contrasts with borrowings which generally reprice monthly, based on current market interest rates.

         Repricing risk. Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest-earning assets and interest-bearing liabilities.

         Basis risk. Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to Prime or Treasury based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at a different rate or in a different direction than the indices associated with our borrowings or deposits.

         Prepayment risk. Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. In falling interest rate environments, this normally results in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio, and may increase the percentage of adjustable-rate loans that are originated.

         Lifetime cap risk. The lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we attempt to manage the amounts and maturities of these assets and liabilities. A key component of this strategy is the origination and retention of short-term and adjustable-rate assets and the origination and sale of fixed-rate loans. We retain short-term and adjustable-rate assets because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the interest rate risk of holding fixed-rate loans is managed with long-term deposits and borrowings, and the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.

During 2002, Franklin, like many financial institutions, was unable to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they rise. As a result, Franklin experienced a $22.53 million increase in low cost core deposits. It can be anticipated that when deposit rates do increase, some of these core deposit balances will shift to certificates or other higher-yielding investments. The low rates also had an effect on Franklin's assets as consumers took advantage of the low rates to lock in long-term fixed-rate mortgages and yields on adjustable-rate loans declined. Franklin sold $37.80 million of fixed-rate mortgages during this period. This contributed to a $14.80 million decline in net loans receivable.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2002:

  CHANGE IN                               NET INTEREST INCOME                                 NET PORTFOLIO VALUE
INTEREST RATES            ESTIMATED            $ CHANGE                  % CHANGE          ESTIMATED           NPV        POLICY
(BASIS POINTS)             $ VALUE           FROM CONSTANT             FROM CONSTANT        $ VALUE           RATIO     GUIDELINES
                                        (Dollars in thousands)
   +300                   $  6,573             $  (2)                     (0.03)%           $ 14,691           5.35%       4.00%
   +200                      6,722               147                       2.24               17,199           6.15        5.00
   +100                      6,688               113                       1.73               18,767           6.60        6.00
      0                      6,575                 0                          0               19,675           6.82        6.75
   -100                      6,467              (108)                     (1.64)              17,696           6.10        7.50

Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 200 or 300 basis points because it is not possible for rates to decline 200 or 300 basis points from current levels. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

In response to the OTS' concerns about its interest rate risk position, during the fourth quarter of 1999, Franklin implemented several initiatives to improve its interest rate sensitivity. In May 2000, Franklin submitted an Interest Rate Risk Compliance Plan to the OTS outlining those initiatives. Having accomplished the objectives of the Compliance Plan, the OTS released Franklin from the Plan during September 2002. Those initiatives included lenghtening the maturities of its liabilities, which Franklin undertook by emphasizing thirtynine month and five year certificates of deposit, and shortening the maturities of its assets, which Franklin has addressed by limiting the origination of fixed-rate mortgages for retention in the portfolio and emphasizing the origination of one, three, and five-year adjustable-rate mortgages. In addition, commercial and multi-family real estate loans were originated with shorter maturities and balloon payments due in five years or less. More emphasis has been placed on the origination of home equity lines of credit and adjustable-rate second mortgages, which are normally originated at higher rates than first mortgage loans.

As a result of these initiatives, Franklin is currently rated in the most favorable interest rate risk category under OTS guidelines. The composition of the loan portfolio has gone from 33% adjustable, 56% fixed and 11% balloons at December 31, 1999 to 67% adjustable, 25% fixed and 8% balloons at December 31, 2002. During the same time frame, core deposits have increased to 36% of total deposits from 24% at December 31, 1999 and certificates with original maturities of three years or more have increased to 40% of total deposits at December 31, 2002 from 24% at December 31, 1999. Because adjustable-rate mortgage loans
(ARMs) are normally originated at rates lower than fixed-rate loans and longer term certificates normally have higher rates than shorter term certificates, these initiatives have had a negative impact on net interest income.

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

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it can be assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 2002. As shown below, the one year cumulative gap is $60.77 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decline and, conversely, increase as rates rise. A prolonged period of falling interest rates, such as experienced during 2002, could be expected to adversely affect the Company's earnings while improving its interest rate risk position.

                                  3 MONTHS     4 TO 6    7 TO 12   1 TO 3    3 TO 5   5 TO 10    10 TO 20     >20
                                  OR LESS      MONTHS    MONTHS    YEARS     YEARS     YEARS      YEARS      YEARS       TOTAL
                                                                  (In thousands)
ASSETS:
Real estate loans;
  One- to four-family
     Adjustable-rate              $ 19,576     15,779    19,153    12,828                                                67,336
     Fixed-rate                      5,892      5,121     8,317    17,273     5,536     2,337         67                 44,543
  Construction loans                 2,727                                                                                2,727
  Multi-family and
   non-residential
     Adjustable-rate                 5,959      5,074     7,977    14,685     3,296                                      36,991
     Fixed-rate                      1,971      1,651     2,538     4,444       980       193                            11,777
Consumer loans                      17,218         90       164       471       129                                      18,072
Commercial loans                     4,856         80       145       166                                                 5,247
Mortgage-backed securities           7,594      4,782     7,120     1,801       546       212         11                 22,066
Investments                         17,610                  250     2,741    11,851    14,647     15,803                 62,902
                                  --------     ------    ------    ------    ------    ------     ------     ------     -------
  Total rate sensitive assets     $ 83,403     32,577    45,664    54,409    22,338    17,389     15,881          0     271,661

LIABILITIES:
Fixed maturity deposits           $ 20,043     19,911    30,797    52,845    15,695                                     139,291
Transaction accounts                   591        571     1,087     3,690     2,825     4,495      3,488      1,245      17,991
Money market deposit accounts        1,845      1,717     3,084     8,722     4,906     4,811      1,413         84      26,582
Passbook accounts                    2,066      1,923     3,454     9,769     5,495     5,389      1,582         94      29,773
Borrowings                           2,238      3,548     7,997     3,787     1,833    16,066        872                 36,341
                                  --------     ------    ------    ------    ------    ------     ------     ------     -------
  Total rate sensitive
    liabilities                   $ 26,783     27,670    46,419    78,813    30,754    30,761      7,355      1,423     249,978

Cumulative gap                    $ 56,620     61,527    60,772    36,368    27,952    14,580     23,106     21,683
                                  ========     ======    ======    ======    ======    ======     ======     ======
Cumulative gap as a
percentage of total assets           20.23%     21.99     21.72     13.00      9.99      5.21       8.26       7.75

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 26% to 53%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 29% to 36%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 5% to 47% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 0.3% to 25% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, the lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. In the future, Franklin will place more emphasis on originating multi-family and commercial real estate mortgage loans. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed by the Compliance Officer, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans and home equity lines of credit in excess of $150,000, commercial lines of credit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed quarterly. Other assets are reviewed at the discretion of the committee members.

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

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                      AT DECEMBER 31,
                                              2002                       2001
                                                       (In thousands)
Non-accruing loans                          $ 1,745                       417
Accruing loans ninety days or
   more past due                                524                       677
Repossessed assets                              160                        96
                                            -------                     -----
Total non-performing assets                 $ 2,429                     1,190
                                            =======                     =====

As indicated by the table above, non-performing assets increased $1.24 million during 2002. The Company believes that this increase is the result of the poor economic conditions which existed during 2002. During 2003, the Company will continue to monitor the level of these assets and strive to reduce them.

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

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                 2002                2001
                                                                      (In thousands)
Beginning balance                                              $   1,107            1,060

Charge-offs
  One- to four-family                                                  -               18
  Multi-family                                                         9                -
  Non-residential                                                      -                -
  Consumer
                                                               ---------            -----
                                                                       9               18

Recoveries
  One- to four-family                                                  -                -
  Multi-family                                                         -                -
  Non-residential                                                      -                -
  Consumer
                                                               ---------            -----
                                                                       -                -

                                                               ---------            -----
Net charge-offs                                                        9               18
Additions charged to operations                                      105               65
                                                               ---------            -----
Ending balance                                                 $   1,203            1,107
                                                               =========            =====
Ratio of net charge-offs to
  average loans outstanding                                        0.005%           0.009%
                                                               =========            =====
Ratio of net charge-offs to
  average non-performing assets                                     0.50%            1.63%
                                                               =========            =====

RESULTS OF OPERATIONS

The Company had net income of $1.07 million for the year ended December 31, 2002 after recognizing a $356,000 after tax loss on the sale of a WorldCom bond it held in its investment portfolio. This represents a 0.38% return on average assets and a 4.72% return on average stockholders' equity. Net income before the loss on the WorldCom bond was $1.42 million, resulting in a 0.51% return on average assets and a 6.30% return on average stockholders' equity. Book value per share at December 31, 2002 was $14.33. Net income for the year ended December 31, 2001 was $1.15 million, which represents a return on average assets of 0.42% and a return on average stockholders' equity of 5.18%. Net income for the year ended December 31, 2000 was $1.46 million. The returns on average assets and average equity for 2000 were 0.56% and 7.22%, respectively. The $99,000 decrease in 2002 net income before taxes when compared to 2001 reflects a decrease in net interest income of $52,000, an increase of $613,000 in profits on the sale of loans and investment securities, a $300,000 profit on the sale of a branch office building, a $40,000 increase in the provision for loan losses, a $540,000 loss on the sale of the WorldCom bond and an increase in operating expenses of $379,000.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased 0.9% during 2002 to $5.46 million from $5.51 million in 2001 due to a decrease in net earning assets from $14.07 million in 2001 to $12.14 million for 2002 and an increase in the interest rate spread from 1.79% for 2001 to 1.84% for 2002.

                                                              2002                                   2001

                                            AVERAGE         INTEREST                   AVERAGE      INTEREST
                                          OUTSTANDING        EARNED/       YIELD/     OUTSTANDING    EARNED/      YIELD/
                                            BALANCE           PAID          RATE        BALANCE       PAID         RATE
                                            -------           ----          ----        -------       ----         ----
                                                                        (In thousands)
Interest-earning assets:
   Loans receivable (1)                    $ 194,724         13,716        7.04%       204,831       15,287        7.46%
   Mortgage-backed securities(2)              21,775          1,127        5.18         29,675        1,963        6.61
   Investments (2)                            47,046          2,032        4.32         27,813        1,443        5.19
   FHLB stock                                  3,877            179        4.62          3,667          245        6.68
                                           ---------      ---------                    -------       ------
     Total interest-earning assets         $ 267,422         17,054        6.38%       265,986       18,938        7.12%
                                           =========      =========                    =======       ======

Interest-bearing liabilities:
   Demand and NOW deposits                 $  40,971            726        1.77%        28,334          545        1.92%
   Savings deposits                           26,809            568        2.12         21,745          599        2.75
   Certificates of deposit                   145,982          7,676        5.26        147,038        8,753        5.95
   Borrowings                                 41,518          2,627        6.33         54,804        3,533        6.45
                                           ---------      ---------                    -------       ------
Total interest-bearing
     liabilities                           $ 255,280         11,597        4.54%       251,921       13,430        5.33%
                                           =========      =========                    =======       ======

Net interest income                                       $   5,457                                   5,508
                                                          =========                                  ======
Interest rate spread                                                       1.84%                                   1.79%
                                                                           ====                                    ====
Net earning assets                         $  12,142                                    14,065
                                           =========                                   =======
Net yield on average
   interest-earning assets                                                 2.04%                                   2.07%
                                                                           ====                                    ====
Average interest-earning
   assets to average
   interest-bearing liabilities                                1.05%                                   1.06%
                                                          =========                                  ======

                                                           2000

                                              AVERAGE    INTEREST
                                            OUTSTANDING   EARNED/      YIELD/
                                              BALANCE      PAID         RATE
                                              -------      ----         -----
Interest-earning assets:
   Loans receivable (1)                       188,531     14,203        7.53%
   Mortgage-backed securities(2)               47,095      3,152        6.69
   Investments (2)                             20,359      1,284        6.31
   FHLB stock                                   2,677        192        7.17
                                              -------     ------
     Total interest-earning assets            258,662     18,831        7.28%
                                              =======     ======        ====

Interest-bearing liabilities:
   Demand and NOW deposits                     24,878        510        2.05%
   Savings deposits                            20,836        586        2.81
   Certificates of deposit                    141,896      8,266        5.83
   Borrowings                                  53,281      3,310        6.21
                                              -------     ------
Total interest-bearing
     liabilities                              240,891     12,672        5.26%
                                              =======     ======

Net interest income                                        6,159
                                                          ======

Interest rate spread                                                    2.02%
                                                                        ====
Net earning assets                             17,771
                                              =======
Net yield on average
   interest-earning assets                                              2.38%
                                                                        ====
Average interest-earning
   assets to average
   interest-bearing liabilities                             1.07%
                                                          ======

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

During 2002, net interest income decreased $52,000 compared to a $651,000 decrease during 2001. The income earned on assets decreased $1.88 million, due to a decline in the yield earned on total interest- earning assets from 7.12% to 6.38%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 7.46% to 7.04%, a decrease in the yield on mortgage-backed securities from 6.61% to 5.18% and a decrease in the yield on investments from 5.19% to 4.32%. The substantial decline in the yield earned on interest-earning assets during 2002 is due to the significant decrease in market interest rates. During the same period, however, interest expense decreased $1.83 million due to a decrease in the average cost of funds from 5.33% to 4.54%. The decrease in the average cost of funds reflects a decrease in the cost of certificates from 5.95% to 5.26% and decreases in the cost of borrowings, savings deposits and demand deposit accounts.

                                                      2002 VS 2001                                  2001 VS 2000
                                                  INCREASE                                      INCREASE
                                                 (DECREASE)           TOTAL                    (DECREASE)     TOTAL
                                                   DUE TO            INCREASE                    DUE TO      INCREASE
                                           VOLUME          RATE     (DECREASE)      VOLUME        RATE      (DECREASE)
                                           ------          ----     ----------      ------        ----      ----------
                                                                         (In thousands)
Interest income attributable to:
   Loans receivable (1)                  $   (734)        (837)      (1,571)        1,215         (131)       1,084
   Mortgage-backed securities                (461)        (375)        (836)       (1,153)         (36)      (1,189)
   Investments                                777         (188)         589           308         (149)         159
   FHLB stock                                  15          (81)         (66)           65          (12)          53
                                         --------       ------       ------        ------         ----       ------
   Total interest income                 $   (403)      (1,481)      (1,884)          435         (328)         107
                                         ========       ======       ======        ======         ====       ======

Interest expense attributable to:
   Demand and NOW deposits               $    220          (39)         181            63          (28)          35
   Savings deposits                        (3,591)       3,560          (31)           25          (12)          13
   Certificates of deposit                    (62)      (1,014)      (1,076)          304          183          487
   Borrowings                                (842)         (64)        (906)           96          127          223
                                         --------       ------       ------        ------         ----       ------

   Total interest expense                $ (4,275)       2,443       (1,832)          488          270          758
                                         ========       ======       ======        ======         ====       ======

Increase (decrease) in
   net interest income                   $  3,872       (3,924)         (52)          (53)        (598)        (651)
                                         ========       ======       ======        ======         ====       ======

(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments and the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                                                         AT DECEMBER 31,
                                                                           ----------------------------------------
                                                                           2002              2001              2000
Weighted average yield on:
     Loans receivable  (1)                                                 6.71%             7.25%             7.70%
     Mortgage-backed securities                                            4.66              6.06              6.98
     Investments (2)                                                       4.38              3.77              6.28
     FHLB stock                                                            4.50              5.75              7.50
      Combined weighted average yield on                                   ----              ----              ----
         interest-earning assets                                           6.04              6.60              7.49
                                                                           ----              ----              ----
Weighted average rate paid on:
     Demand and NOW deposits                                               1.25              1.63              1.86
     Savings deposits                                                      1.26              2.31              2.82
     Certificates of deposit                                               4.82              5.47              6.04
     Borrowings                                                            6.06              6.28              6.48
                                                                           ----              ----              ----
      Combined weighted average rate paid
         on interest-bearing liabilities                                   3.89              4.82              5.48
                                                                           ----              ----              ----
Interest rate spread                                                       2.15%             1.78%             2.01%
                                                                           ====              ====              ====

(1)  Includes impact of non-accruing loans.

(2)  Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $104,500 for 2002, $65,175 for 2001 and $84,150 for 2000. Assets classified as substandard and loss at December 31, 2002 increased by 158.18% to $4.26 million, while non-performing assets increased by 104.12% to $2.43 million. It is management's opinion that the level of reserves at December 31, 2002 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following:
(i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline;
 (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

NONINTEREST INCOME. Noninterest income was $2.06 million for 2002, compared to $1.15 million for 2001 and $670,000 for 2000. Current year income included profits of $641,000 on the sale of mortgage and student loans, $337,000 profit on the sale of investments, service fees of $340,000 earned on checking and money market accounts, a $300,000 profit on the sale of a branch office building, $4,100 income from Madison and $61,000 income from DirectTeller. Profits on the sale of loans and investments were $365,000 in 2001 and $21,000 in 2000. Noninterest income during 2001 and 2000 included service fees on checking and money market accounts of $298,000 and $249,000, respectively.

NONINTEREST EXPENSE. Noninterest expense was $5.83 million, $4.91 million and $4.58 million for the years ended December 31, 2002, 2001 and 2000, respectively. Noninterest expense in 2002 included a $540,000 loss on the sale of a WorldCom bond. As a percentage of average assets, total noninterest expenses were 2.09%, 1.78%, and 1.74% for the three years, respectively. Excluding the loss on the WorldCom bond, noninterest expense as a percent of average assets for 2002 was 1.89%. The following table shows the major noninterest expense items, excluding the loss on the sale of the WorldCom bond, and their percent of change during 2002 and 2001.

                                                           PERCENT                        PERCENT
                                                          INCREASE                        INCREASE
                                            2002         (DECREASE)      2001            (DECREASE)        2000
                                            ----          --------       ----             --------         ----
                                                                   (In thousands)
Compensation                              $  1,908          4.5%        1,825                3.9%         1,757
Employee benefits                              425         10.7           384               16.7            329
Office occupancy                               723         12.3           644                7.3            600
FDIC insurance                                  99          6.5            93               36.8             68
Data processing                                344          9.6           314               21.7            258
Marketing                                      276         (9.8)          306               (0.3)           307
Professional fees                              163         25.4           130              (11.6)           147
Supervisory expense                            157         13.8           138               26.6            109
Taxes, other than income                       214          1.9           210               (1.4)           213
Other                                          980         13.3           865                9.6            789
                                          --------         ----         -----               ----          -----
       Total                              $  5,289          7.7%        4,909                7.3%         4,577
                                          ========         ====         =====               ====          =====

Under Statement of Financial Accounting Standards ("SFAS") No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $203,000, $144,000 and $131,000 during 2002, 2001 and 2000, respectively. The increase in FDIC insurance, professional fees and supervisory expense during 2002 reflect the increased costs associated with the Interest Rate Risk Compliance Plan. The increase in compensation and employee benefits reflects the increased cost of health insurance, an increase in the commissions paid to our loan originators and the addition of two loan originators. The increase in data processing expense reflects increased processing fees paid to our primary provider of data processing services. The increase in occupancy expense reflects the costs associated with leasing the land on which the new branch office is being constructed and a onetime payment of $16,000 to correct the underpayment of rent on another branch location.

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $515,676, $533,792, and $707,525 in 2002, 2001 and 2000, respectively. The effective federal income tax rates for 2002, 2001, and 2000 were 32.6%, 31.8% and 32.6%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased $15.80 million to $61.17 million at December 31, 2002.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2002 and 2001.

                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                               ------------------------------
                                                                                    2002              2001
                                                                                       (In thousands)
Operating activities:
   Net income                                                                    $   1,066           1,147
   Adjustments to reconcile net income
   to net cash provided by
   operating activities                                                               (438)          7,633
                                                                                 ---------          ------
Net cash provided by operating activities                                              628           8,780
Net cash provided (used) by investing activities                                    (7,138)         10,499
Net cash provided by financing activities                                              705             412
                                                                                 ---------          ------
Net increase (decrease) in cash and cash equivalents                                (5,805)         19,691
Cash and cash equivalents at beginning of year                                      21,042           1,351
                                                                                 ---------          ------
Cash and cash equivalents at end of year                                         $  15,237          21,042
                                                                                 =========          ======

Operating activities include the sale of fixed-rate single-family mortgage loans of $37.80 million during 2002 and $22.17 million during 2001. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2002, interest rates on fixed-rate loans were lower than rates experienced during the past few years, so consumer demand for fixed-rate loans was very strong and the demand for adjustable-rate loans weakened. Franklin has an agreement to sell all student loans originated to a third party. Sales of $1.17 million of student loans at a profit of $14,700 occurred during 2002 compared to sales of $373,400 at a profit of $5,700 during 2001.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2002 totaled $89.16 million compared to $67.15 million during fiscal 2001. The increase in repayments is the result of lower interest rates which led to an increase in prepayments on mortgage loans and mortgage-backed securities. Loan disbursements, including loans originated for sale, during 2002 were $104.42 million compared to $73.13 million during 2001.

The Company purchased $13.04 million of mortgage-backed securities during 2002. Investment securities purchases during 2002 were $43.91 million and maturities/calls were $14.33 million. During 2001, investment securities purchases were $22.92 million and maturities/calls were $18.53 million. The increase in purchases is the result of lower interest rates during 2002, which resulted in increased loan repayments and proceeds from loan sales that could not be reinvested in the loan portfolio.

Also during 2002, the Company sold $3.43 million of fixed-rate mortgage-backed securities at a profit of $86,000 and $8.17 million of agency and corporate debt securities at a profit of $251,000. In 2001, $7.48 million of mortgage-backed securities were sold at a profit of $34,000. No investments were sold during 2000. The proceeds from the sales during 2002 were reinvested in available-for-sale agency securities and federal funds.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $10.15 million to $219.08 million at December 31, 2002 from $208.94 million at December 31, 2001. Net of interest credited, deposits increased by $2.37 million during 2002 as compared to a $14.81 million increase during 2001. Due to the low rate environment during 2002, consumers moved funds from maturing certificates to core deposit accounts so they are poised to take advantage of future rate increases. As a result, core deposits increased $22.53 million and certificates decreased $12.39 million during 2002. The table below sets forth the deposit flows by type of account, including interest credited, during 2002 and 2001.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                                2002                 2001
                                                                     (In thousands)
Passbook deposits                                            $   7,209               1,788
NOW / Super NOW deposits                                         3,188               2,980
MMDA deposits                                                   12,134               6,162
                                                             ---------              ------
Total                                                           22,531              10,930

Certificates of deposit:
   7-31 day                                                          1                 206
   91 day                                                         (131)                165
   Six month                                                    (4,146)              2,764
   One year                                                     (6,442)                995
   Eighteen month                                               (3,861)             (2,396)
   Two year                                                     (2,136)               (363)
   Three year                                                   (5,208)             (1,954)
   Thirty-nine month                                             2,924               7,194
   Five year                                                     6,487               6,196
   Jumbo certificates                                              139                (313)
   Other                                                           (12)                (16)
                                                             ---------              ------
Total                                                          (12,385)             12,478
                                                             ---------              ------
Total deposit increase                                       $  10,146              23,408
                                                             =========              ======

Borrowings decreased $9.05 million to $37.44 million at December 31, 2002. This decrease is primarily the result of repayment of short-term borrowings. See Note 8 of the Notes to the Consolidated Financial Statements for additional information on the outstanding borrowings.

Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $103.00 million from the Federal Home Loan Bank ("FHLB").

At December 31, 2002, Franklin had outstanding commitments to originate or purchase $3.77 million of mortgage loans or mortgage-backed securities, as compared to $3.06 million at December 31, 2001. Additionally, Franklin had undisbursed lines of credit on consumer and commercial loans of approximately $11.82 million compared to $5.89 million at December 31, 2001. During the next twelve months, approximately $70.75 million of certificates of deposit are scheduled to mature and $13.78 million of borrowings mature or have required repayments. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

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

The Company's stockholders' equity increased approximately $1.23 million during 2002 from $22.20 million at December 31, 2001 to $23.43 million at the end of 2002. Book value per share increased to $14.33 at December 31, 2002 from $13.75 at the end of 2001. The increase in stockholders' equity is primarily the result of net income for the year of $1.07 million and an increase in unrealized gains on available-for-sale securities of $511,000, offset by dividends declared of $489,000. As a percentage of total assets, the Company's stockholders' equity was 8.30% and 7.94% at December 31, 2002 and 2001, respectively.

Dividends per share of $0.30 were declared in 2002 and 2001, resulting in payments of $489,000 in 2002 and $484,000 in 2001. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.

                                                                       DECEMBER 31, 2002
CAPITAL STANDARD                      ACTUAL          REQUIRED       EXCESS         ACTUAL       REQUIRED       EXCESS
                                      ------          --------       ------         ------       --------       ------
                                                                        (In thousands)
Core                                 $  21,511         11,160        10,351           7.71%        4.00          3.71
Risk-based                           $  22,487         13,331         9,156          13.49%        8.00          5.49

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2002 the Financial Accounting Standards Board ("FASB") issued Statement No. 147, Acquisition of Certain Financial Institutions, that amends previously issued statements and interpretations relating to the acquisitions of financial institutions. The pronouncement requires all acquisitions by non-mutual enterprises to record the purchase under the purchase method of accounting. This pronouncement is effective for acquisitions on or after October 1, 2002.

In December 2002 the FASB issued Statement No. 148, Accounting for Stock Based Compensation, that amends certain previously issued statements. The pronouncement provides alternative methods for the voluntary change to the fair value method of accounting for stock based employee compensation. The pronouncement also requires additional disclosure in both annual and interim financial statements. This pronouncement is effective for fiscal years beginning after December 15, 2003.

                             CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of December 31, 2002, there were 387 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2003, First Franklin's closing sale price as reported on the Nasdaq National Market was $14.42.

STOCK PRICES FOR THE
QUARTER ENDED:                       LOW       HIGH
March 31, 2001                     $  8.00   $  9.75
June 30, 2001                         8.63     10.60
September 30, 2001                    9.30     10.50
December 31, 2001                     9.55     11.00
March 31, 2002                       10.02     13.75
June 30, 2002                        11.30     14.75
September 30, 2002                   11.50     13.00
December 31, 2002                    11.75     14.01

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 2002 and 2001.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. Due to the Interest Rate Risk Compliance Plan, during 2002 and 2001, Franklin did not pay dividends to the Company.

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

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 28, 2003 at 3:00 p.m.

FORM 10-KSB:
The Company's 2002 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

                         CLARK, SCHAEFER, HACKETT & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Clark Schaefer, Hackett & Co.

Cincinnati, Ohio
January 29, 2003

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                   -----------------------------------
                                                                                        2002                  2001
                                                           ASSETS
Cash, including certificates of deposit and other
   interest-earning deposits of $9,130,000 and $16,140,000
   at December 31, 2002 and 2001, respectively                                     $   15,236,876           21,042,279
Investment securities:
   Securities available-for-sale, at market value (amortized
         cost of $45,291,855 and $24,514,395 at December 31, 2002
         and 2001, respectively)                                                       45,935,031           24,327,865
Mortgage-backed securities:
   Securities available-for-sale, at market value (amortized
         cost of $17,716,025 and $13,818,200 at December 31, 2002
         and 2001, respectively)                                                       17,938,877           14,096,904
   Securities held-to-maturity, at amortized cost (market value of $4,615,060 and $7,617,639 at December 31, 2002
         and 2001, respectively)                                                        4,351,389            7,422,879
Loans receivable, net                                                                 187,754,411          202,554,962
Real estate owned, net                                                                    159,655               89,451
Investment in Federal Home Loan Bank
   of Cincinnati stock, at cost                                                         3,974,100            3,795,700
Accrued interest receivable:
   Investment securities                                                                  457,463              301,800
   Mortgage-backed securities                                                              89,500              112,000
   Loans receivable                                                                       767,029            1,035,889
Property and equipment, net                                                             3,287,025            2,406,120
Other assets                                                                            2,232,604            2,510,147
                                                                                   --------------          -----------
                                                                                   $  282,183,960          279,695,996
                                                                                   ==============          ===========

                                                         LIABILITIES
Deposits                                                                           $  219,084,042          208,937,783
Borrowed money                                                                         37,436,041           46,488,429
Advances by borrowers for taxes and insurance                                           1,274,374            1,309,091
Other liabilities                                                                         681,095              756,308
                                                                                   --------------          -----------
          Total liabilities                                                           258,475,552          257,491,611
                                                                                   --------------          -----------
Minority interest in consolidated subsidiary                                              281,175                    -
                                                                                   --------------          -----------
Commitments (Notes 14 and 16)

                                                      STOCKHOLDERS' EQUITY
Preferred stock - $.01 par value, 500,000 shares
   authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                                                 -                    -
   authorized, 2,010,867 shares issued
   in 2002 and 2001.                                                                       13,406               13,406
Additional paid-in capital                                                              6,189,237            6,189,237
Treasury stock, at cost - 375,696 shares
   in 2002 and 369,994 shares in 2001.                                                 (3,753,053)          (3,888,112)
Retained earnings, substantially restricted                                            20,406,116           19,828,979
Accumulated other comprehensive income:
   Unrealized gain on available-for-sale securities,
   net of taxes of $294,500 and $31,300 at
   December 31, 2002 and 2001, respectively                                               571,527               60,875
                                                                                   --------------          -----------
   Total stockholders' equity                                                          23,427,233           22,204,385
                                                                                   --------------          -----------
                                                                                   $  282,183,960          279,695,996
                                                                                   ==============          ===========

                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                       YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                             2002                  2001                  2000
Interest income:
   Loans receivable                     $   13,716,160          15,287,278            14,202,622
   Investment securities                     2,001,226           1,386,356             1,466,367
   Mortgage-backed securities                1,127,205           1,962,576             3,152,436
   Other interest income                       209,556             301,856                 9,355
                                        --------------          ----------            ----------
                                            17,054,147          18,938,066            18,830,780
                                        --------------          ----------            ----------
Interest expense:
   Deposits                                  8,970,225           9,896,205             9,361,196
   Borrowed funds                            2,627,302           3,533,462             3,310,258
                                        --------------          ----------            ----------
                                            11,597,527          13,429,667            12,671,454
                                        --------------          ----------            ----------
   NET INTEREST INCOME                       5,456,620           5,508,399             6,159,326

Provision for loan losses                      104,500              65,175                84,150
                                        --------------          ----------            ----------
   NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES             5,352,120           5,443,224             6,075,176
                                        --------------          ----------            ----------
Noninterest income:
   Service fees on NOW accounts                339,871             298,104               249,157
   Gain on loans sold                          641,244             316,808                21,457
   Gain on sale of investments                 336,502              48,296                     -
   Gain on sale of property                    303,117                   -                     -
   Other income                                437,983             483,784               399,124
                                        --------------          ----------            ----------
                                             2,058,717           1,146,992               669,738
                                        --------------          ----------            ----------
Noninterest expense:
   Salaries and employee benefits            2,332,601           2,208,630             2,085,591
   Occupancy                                   722,715             644,486               599,727
   Federal deposit insurance premiums           98,767              92,919                68,029
   Service bureau                              343,921             313,718               257,591
   Advertising                                 275,555             265,486               306,703
   Taxes, other than income taxes              213,965             205,432               213,120
   Loss on sale of investments                 540,126                   -                     -
   Other                                     1,301,367           1,178,939             1,046,004
                                        --------------          ----------            ----------
                                             5,829,017           4,909,610             4,576,765
                                        --------------          ----------            ----------
   INCOME BEFORE FEDERAL INCOME TAXES        1,581,820           1,680,606             2,168,149
Provision for federal income taxes             515,676             533,792               707,525
                                        --------------          ----------            ----------
   NET INCOME                           $    1,066,144           1,146,814             1,460,624
                                        ==============          ==========            ==========

   NET INCOME PER COMMON SHARE:
      Basic                             $         0.65                0.71                  0.90
                                        ==============          ==========            ==========
      Diluted                           $         0.65                0.71                  0.90
                                        ==============          ==========            ==========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                         YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------------------
                                                                            2002                  2001                2000
Net Income                                                               $ 1,066,144            1,146,814           1,460,624
Other comprehensive income, net of tax
    Unrealized gain on available-for-sale securities:
         Unrealized holding gains during the year                            376,260              261,170             735,736
              Less: Reclassification adjustment for losses
                    (gains) on investments securities
                    included in net income                                   134,392              (31,875)                  -
                                                                         -----------            ---------           ---------
COMPREHENSIVE INCOME                                                     $ 1,576,796            1,376,109           2,196,360
                                                                         ===========            =========           =========

                 See accompanying notes to financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  Net unrealized
                                                                 Additional                        gain(loss)on
                                                    Common        paid-in          Treasury     available-for-sale       Retained
                                                    stock         capital           stock           securities           earnings
                                                    -----         -------           -----           ----------           --------
BALANCE,
DECEMBER 31, 1999                                 $  13,406      6,189,237        (3,733,041)        (904,156)          18,190,050
                                                  ---------      ---------        ----------         --------           ----------
Dividends declared ($.30)
    per common share                                                                                                      (484,345)

Change in net unrealized
    gains on securities
    available-for-sale, net of
    deferred tax of $378,975                                                                          735,736

Purchase of treasury stock                                                          (155,071)

Net income for the year
    ended December 31, 2000                                                                                              1,460,624
                                                  ---------      ---------        ----------         --------           ----------
BALANCE,
DECEMBER 31, 2000                                 $  13,406      6,189,237        (3,888,112)        (168,420)          19,166,329
                                                  ---------      ---------        ----------         --------           ----------
Dividends declared ($.30)
    per common share                                                                                                      (484,164)

Change in net unrealized
    gains on securities
    available-for-sale, net of
    deferred tax of $118,100                                                                          229,295

Net income for the year
    ended December 31, 2001                                                                                              1,146,814
                                                  ---------      ---------        ----------         --------           ----------
BALANCE
DECEMBER 31, 2001                                 $  13,406      6,189,237        (3,888,112)          60,875           19,828,979
                                                  ---------      ---------        ----------         --------           ----------
Dividends declared ($.30)
    per common share                                                                                                      (489,007)

Change in net unrealized
    gains on securities
    available-for-sale, net of
    deferred tax of $263,200                                                                          510,652

Issuance of treasury stock                                                           135,059

Net income for the year
    ended December 31, 2002                                                                                              1,066,144
                                                  ---------      ---------        ----------         --------           ----------
BALANCE
DECEMBER 31, 2002                                 $  13,406      6,189,237        (3,753,053)         571,527           20,406,116
                                                  =========      =========        ==========         ========           ==========

                 See accompanying notes to financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED DECEMBER 31,
                                                                    -------------------------------------------------
                                                                          2002             2001                2000
Cash flows from operating activities:

Net income                                                         $   1,066,144         1,146,814           1,460,624
  Adjustments to reconcile net income to
          net cash provided by operating activities:
    Provision for loan losses                                            104,500            65,175              84,150
    Depreciation                                                         203,664           179,171             159,342
    Amortization                                                         306,448           219,373             203,774
    Deferred income taxes                                                 60,690            38,413                   -
    Loss (gain) on sale of investments                                   203,624           (48,296)                  -
    Gain on sale of loans                                               (410,776)         (123,183)            (10,719)
    Gain on sale of property                                            (303,117)                -                   -
    FHLB stock dividends                                                (178,400)         (244,800)           (192,000)
    (Increase) decrease in accrued interest receivable                   135,697            (5,501)           (132,953)
    (Increase) decrease in other assets                                  (10,014)          (66,616)             43,497
    Increase (decrease) in other liabilities                             (75,213)          213,824              46,330
    Other, net                                                            35,475            94,116             (92,874)
    Proceeds from sale of loans originated for sale                   37,802,329        22,170,193           3,082,500
    Disbursements on loans originated for sale                       (38,313,075)      (14,858,574)         (3,085,700)
                                                                   -------------       -----------         -----------
         NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                         627,976         8,780,109           1,565,971
                                                                   -------------       -----------         -----------
Cash flows from investing activities:

  Principal reductions on loans
    and mortgage-backed securities                                    89,156,435        67,147,307          45,288,263
  Disbursements on mortgage and
    other loans originated for investment                            (66,105,161)      (58,275,882)        (73,060,638)
  Proceeds from sale of student loans                                  1,182,752           379,072             394,368
  Purchase of investment securities:
    Available-for-sale                                               (43,907,578)      (22,916,358)                  -
  Proceeds from maturities/calls of investment securities:
    Available-for-sale                                                14,330,000        18,525,000              30,000
  Proceeds from the sale of investment securities:
    Available-for-sale                                                 8,427,258                 -                   -
  Purchase of mortgage-backed securities:
    Available-for-sale                                               (13,042,715)                -                   -
  Proceeds from sale of mortgage-backed securities:
    Available-for-sale                                                 3,512,929         7,528,306                   -
  Purchase of interest in limited partnership                                  -        (1,000,000)           (500,000)
  Purchase of FHLB stock                                                       -          (200,000)         (1,187,700)
  Capital expenditures                                                (1,226,344)         (688,177)           (131,482)
  Proceeds from sale of real estate owned                                 88,947                 -                   -
  Proceeds from sale of property and equipment                           444,892                 -              18,000
                                                                   -------------       -----------         -----------
         NET CASH PROVIDED (USED) BY
              INVESTING ACTIVITIES                                 $  (7,138,585)       10,499,268         (29,149,189)
                                                                   -------------       -----------         -----------

                                    Continued

                 See accompanying notes to financial statements.

                   FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                    YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------------------------------
                                                                           2002                2001                    2000
Cash flows from financing activities:
  Net increase (decrease) in deposits                                $   10,146,259         23,407,302              (6,142,136)
  Issuance (purchase) of treasury stock                                     135,059                  -                (155,071)
  Payment of dividends                                                     (489,007)          (484,164)               (484,345)
  Proceeds (repayment) of borrowings, net                                (9,052,388)       (22,489,394)             31,867,375
  Increase (decrease) in advances by borrowers
    for taxes and insurance                                                 (34,717)           (21,353)                159,936
                                                                     --------------        -----------              ----------
       NET CASH PROVIDED BY
         FINANCING ACTIVITIES                                               705,206            412,391              25,245,759
                                                                     --------------        -----------              ----------
       NET INCREASE (DECREASE) IN CASH                                   (5,805,403)        19,691,768              (2,337,459)

Cash at beginning of year                                                21,042,279          1,350,511               3,687,970
                                                                     --------------        -----------              ----------
CASH AT END OF YEAR                                                  $   15,236,876         21,042,279               1,350,511
                                                                     ==============        ===========              ==========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest, including interest credited
      to savings accounts                                            $   11,586,610         13,422,109              12,691,909
                                                                     ==============        ===========              ==========

    Income taxes                                                     $      595,000            550,000                 585,000
                                                                     ==============        ===========              ==========

Supplemental disclosure of noncash activities:

  Real estate acquired in settlement of loans                        $      179,655             96,451                       -
                                                                     ==============        ===========              ==========
Change in unrealized gain (loss) on
    available-for-sale securities                                    $      773,854            347,394               1,114,711
                                                                     ==============        ===========              ==========

                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND ACCOUNTING POLICIES:

      The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

      ORGANIZATION

      First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements as of December 31, 2002. All significant intercompany transactions have been eliminated in consolidation.

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

      Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

      CASH AND CASH EQUIVALENTS

      For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.

      INVESTMENT AND MORTGAGE-BACKED SECURITIES

      Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

      Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2002 and 2001 the Company did not hold any trading securities.

      Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

      LOANS RECEIVABLE

      Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees.

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

      A loan is defined as impaired when based on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multi-family residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

      The Company sells loans in the secondary market. Mortgage loan sales totaled $37,802,300 and $22,170,200 during 2002 and 2001. Mortgage loan sales in 2001 included $7.2 million of loans sold out of the mortgage loan portfolio as part of the Company's Interest Rate Risk Compliance Plan (see
      Note 10). The amount of loans held for sale at December 31, 2002 and 2001 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

2.    INVESTMENT AND MORTGAGE-BACKED SECURITIES:

      The amortized cost and estimated market values of investment securities are as follows:

                                                                            DECEMBER 31, 2002
                                                 -----------------------------------------------------------------------
                                                                         GROSS                GROSS          ESTIMATED
                                                   AMORTIZED           UNREALIZED           UNREALIZED        MARKET
                                                     COST                GAINS                LOSSES           VALUE
                                                 ------------         ------------         ------------      -----------
Available-for-sale:
  U.S. Treasury securities and
    obligations of U.S. Government
    corporations and agencies                    $  35,395,653           549,469                1,888         35,943,234

  Corporate debt securities                          8,759,139           133,857               98,763          8,794,233

  Obligations of states and
    municipalities                                   1,137,063            60,501                    -          1,197,564
                                                 -------------        ----------            ---------        -----------
                                                 $  45,291,855           743,827              100,651         45,935,031
                                                 =============        ==========            =========        ===========

                                                                            DECEMBER 31, 2001
                                                 -----------------------------------------------------------------------
                                                                         GROSS                GROSS          ESTIMATED
                                                   AMORTIZED           UNREALIZED           UNREALIZED         MARKET
                                                     COST                GAINS                LOSSES           VALUE
                                                 ------------         ------------         ------------      -----------
Available-for-sale:
  U.S. Treasury securities and
    obligations of U.S. Government
    corporations and agencies                    $   9,491,667           104,178              132,345          9,463,500

  Corporate debt securities                         13,555,845            14,516              218,681         13,351,680

  Obligations of states and
    municipalities                                   1,466,883            49,428                3,626          1,512,685
                                                 -------------        ----------            ---------        -----------
                                                 $  24,514,395           168,122              354,652         24,327,865
                                                 =============        ==========            =========        ===========

      The amortized cost and estimated market value of investment securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                   AMORTIZED            ESTIMATED
                                                     COST              MARKET VALUE
                                                 -------------        --------------
Available-for-sale:
  Due in one year or less                        $     249,852              260,387
  Due after one year through five years             14,592,301           14,766,334
  Due after five years through ten years            14,647,132           14,843,736
  Due after ten years                               15,802,570           16,064,574
                                                 -------------        -------------
                                                 $  45,291,855           45,935,031
                                                 =============        =============

      The Company recorded a loss on a bond during the year ended December 31, 2002 totaling $540,126. The loss was recorded through a permanet impairment and subsequent sale of the bond.

      The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                            ---------------------------------------------------
                                                                2002                2001                2000
Taxable interest income                                     $   1,754,023         1,075,761           1,208,806
Nontaxable interest income                                         68,574            65,699              65,342
Dividends                                                         178,629           244,896             192,219
                                                            -------------       -----------         -----------
                                                            $   2,001,226         1,386,356           1,466,367
                                                            =============       ===========         ===========

      The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                                  DECEMBER 31, 2002
                                        -----------------------------------------------------------------------
                                                                GROSS              GROSS             ESTIMATED
                                          AMORTIZED           UNREALIZED         UNREALIZED            MARKET
                                            COST                 GAINS             LOSSES              VALUE
                                        -------------       --------------     --------------       -----------
Available-for-sale:
  FHLMC certificates                    $     403,505             8,404                 -               411,909
  FNMA certificates                         1,626,714            33,251               203             1,659,762
  GNMA certificates                        13,685,044           188,175                 -            13,873,219
  Collateralized mortgage
    obligations                             2,000,762                 -             6,775             1,993,987
                                        -------------       -----------        ----------           -----------
                                        $  17,716,025           229,830             6,978            17,938,877
                                        =============       ===========        ==========           ===========
Held-to-maturity:
  FHLMC certificates                    $   1,365,298            86,349                 -             1,451,647
  FNMA certificates                         1,758,702            87,809                 -             1,846,511
  GNMA certificates                         1,227,389            89,513                 -             1,316,902
                                        -------------       -----------        ----------           -----------
                                        $   4,351,389           263,671                 -             4,615,060
                                        =============       ===========        ==========           ===========

                                                                   DECEMBER 31, 2001
                                        -----------------------------------------------------------------------
                                                                GROSS              GROSS             ESTIMATED
                                          AMORTIZED           UNREALIZED         UNREALIZED            MARKET
                                            COST                 GAINS             LOSSES               VALUE
                                        -------------       --------------     --------------       -----------
Available-for-sale:
  FHLMC certificates                    $     777,719            23,180                 -               800,899
  FNMA certificates                         5,699,094           180,565               104             5,879,555
  GNMA certificates                         4,841,387            78,438                 -             4,919,825
  Collateralized mortgage
    obligations                             2,500,000                 -             3,375             2,496,625
                                        -------------       -----------        ----------           -----------
                                        $  13,818,200           282,183             3,479            14,096,904
                                        =============       ===========        ==========           ===========
Held-to-maturity:
  FHLMC certificates                    $   2,312,238            63,453                 -             2,375,691
  FNMA certificates                         2,599,886            39,850                 -             2,639,736
  GNMA certificates                         2,510,755            91,457                 -             2,602,212
                                        -------------       -----------        ----------           -----------
                                        $   7,422,879           194,760                 -             7,617,639
                                        =============       ===========        ==========           ===========

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

      Loans receivable, net, consists of the following:

                                                                                DECEMBER 31,
                                                                      -------------------------------
                                                                           2002              2001
                                                                      --------------     ------------
First mortgage loans:
    Principal balances:
      Collateralized by one- to four-
        family residences                                             $  112,895,671     137,242,397
      Collateralized by multi-family properties                           13,909,357      13,707,584
      Collateralized by other properties                                  30,183,524      29,923,446
      Construction loans                                                  10,677,067       8,501,600
                                                                      --------------     -----------
                                                                         167,665,619     189,375,027
Less:
      Undisbursed portion of construction loans                           (2,390,318)     (5,270,302)
      Net deferred loan origination fees                                    (111,549)        (83,081)
                                                                      --------------     -----------
        TOTAL FIRST MORTGAGE LOANS                                       165,163,752     184,021,644
                                                                      --------------     -----------
Consumer and other loans:
    Principal balances:
      Consumer loans                                                       1,850,715       3,042,627
      Lines of credit                                                     20,965,201      15,142,165
      Loans on savings accounts                                              450,803         488,322
      Student loans                                                          507,101         959,935
                                                                      --------------     -----------
        TOTAL CONSUMER AND OTHER LOANS                                    23,773,820      19,633,049
                                                                      --------------     -----------
Less allowance for loan losses                                            (1,183,161)     (1,099,731)
                                                                      --------------     -----------
                                                                      $  187,754,411     202,554,962
                                                                      ==============     ===========

      Activity in the allowance for loan losses is summarized as follows:

                                                       YEARS ENDED DECEMBER 31,
                                              -------------------------------------------
                                                  2002             2001            2000
Balance, beginning of year                    $  1,099,731      1,060,048         975,898
Provision for loan losses                          104,500         65,175          84,150
Charge-offs and recoveries, net                     (1,070)       (25,492)              -
Transfers to allowance for losses
    on real estate owned                           (20,000)             -               -
                                              ------------      ---------       ---------
BALANCE, END OF YEAR                          $  1,183,161      1,099,731       1,060,048
                                              ============      =========       =========

      It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2002 and 2001 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2002 and 2001 were approximately $1,745,000 and $417,000, respectively. Accruing loans over 90 days delinquent were $524,000 and $677,000 as of December 31, 2002 and 2001, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2002 was $65,000. Additional interest income of $74,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $69,743,000, $56,654,000 and $47,997,000 at December
      31, 2002, 2001 and 2000, respectively.

      Mortgage servicing rights of $245,198, $199,297 and $7,538 were capitalized in 2002, 2001 and 2000,respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2002 and 2001.The carrying value of the Company's servicing rights totaled approximately $349,000 and $309,000 at December 31, 2002 and 2001. Amortization of mortgage-servicing rights was $205,125, $119,169 and $86,152 for 2002, 2001 and 2000, respectively.

4.    REAL ESTATE OWNED:

      Real estate owned consists of the following:

                                                                                        DECEMBER 31,
                                                                               -----------------------------
                                                                                  2002                2001
Real estate owned                                                              $  179,655            96,451
Less: allowance for losses                                                        (20,000)           (7,000)
                                                                               ----------            ------
                                                                               $  159,655            89,451
                                                                               ==========            ======

      Activity in the allowance for losses on real estate owned is summarized as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                              2002            2001        2000
Balance, beginning of year                                 $   7,000             -          -
Write-down of property                                        (7,000)        7,000          -
Transfers from allowance for loan losses                      20,000             -          -
                                                           ---------         -----        ---
BALANCE, END OF YEAR                                       $  20,000         7,000          -
                                                           =========         =====        ===

5.    PROPERTY AND EQUIPMENT:

      Property and equipment, net, consists of the following:

                                                                            DECEMBER 31,
                                                                 ---------------------------------
                                                                      2002                 2001
Buildings and improvements                                       $   1,781,291           1,599,289
Leasehold improvements                                               1,049,950           1,035,033
Furniture, fixtures and equipment                                    2,066,241           1,842,976
                                                                 -------------          ----------
                                                                     4,897,482           4,477,298

Accumulated depreciation and amortization                           (3,334,346)         (3,156,294)
                                                                 -------------          ----------
                                                                     1,563,136           1,321,004

Construction in progress                                               537,354                   -
Land                                                                 1,186,535           1,085,116
                                                                 -------------          ----------
                                                                 $   3,287,025           2,406,120
                                                                 =============          ==========

      The Company is constructing a new branch location that is expected to open in the first quarter of 2003. The estimated total cost of the building and equipment is expected to be approximately $850,000. As of December 31, 2002 the Company had paid approximately $537,000 for the construction. The former Glenway branch location was sold for approximately $445,000 generating a gain of approximately $303,000. The gain on the sale has been deferred for income tax purposes via a property exchange agreement.

6.    OTHER ASSETS:

      Included in other assets as of December 31, 2002 and 2001 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, is approximately $2,106,000 and $1,890,000 at December 31, 2002 and 2001.
      There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions.

7.    DEPOSITS:

      Deposits consist of the following:

                                       DECEMBER 31, 2002                           DECEMBER 31, 2001
                            ---------------------------------------     --------------------------------------
                             WEIGHTED                       PERCENT      WEIGHTED                     PERCENT
                             AVERAGE                          OF         AVERAGE                        OF
                              RATE          AMOUNT         DEPOSITS       RATE         AMOUNT         DEPOSITS
                            --------    -------------      --------     --------   ---------------    --------
Passbooks                     1.26%     $  29,772,804        13.6%        2.31%    $    22,563,402      10.8%
NOW accounts
  and variable rate
  money market
  savings and
  checking accounts           1.25         50,020,013        22.8         1.63          34,698,131      16.6
                                        -------------       -----                  ---------------     -----
                                           79,792,817        36.4                       57,261,533      27.4
                                        -------------       -----                  ---------------     -----
Certificates:
  1-6 month                   1.97          9,246,161         4.2         3.24          13,537,453       6.5
  1 year                      2.52         17,356,134         7.9         4.38          23,799,156      11.4
  18 month                    3.15         11,395,512         5.2         5.28          15,255,866       7.3
  18 month - 5 years          5.46         47,807,882        21.9         6.02          52,227,635      25.0
  5-8 years                   6.10         50,222,813        22.9         6.35          43,732,276      20.9
  Jumbos                      1.75          3,262,723         1.5         2.76           3,123,864       1.5
                                        -------------       -----                  ---------------     -----
                                          139,291,225        63.6                      151,676,250      72.6
                                        -------------       -----                  ---------------     -----

  TOTAL DEPOSITS                        $ 219,084,042       100.0%                 $   208,937,783     100.0%
                                        =============       =====                  ===============     =====

      At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

2003                     $   70,750,806
2004                         22,693,943
2005                         30,149,799
2006                          8,906,422
2007                          6,779,956
Thereafter                       10,299
                         --------------
                         $  139,291,225
                         ==============

      Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------
                                           2002                2001                 2000
Passbooks                              $    568,031           598,593              586,187
NOW and money market accounts               725,925           544,723              510,105
Certificates                              7,676,269         8,752,889            8,264,904
                                       ------------         ---------            ---------
                                       $  8,970,225         9,896,205            9,361,196
                                       ============         =========            =========

      Certificates of deposit with balances of $100,000 or more totaled approximately $29,836,000 and $27,943,000 at December 31, 2002 and 2001,
      respectively.

8.    BORROWED MONEY:

      Borrowed money at December 31, 2002 consists of the following:

                                         AVERAGE          OUTSTANDING
MATURING DURING                       INTEREST RATE         BALANCE
---------------                       -------------      ------------
     2003                                 6.99%          $  9,070,896
     2004                                 5.28              4,219,850
     2005                                 7.36              1,000,000
     2006                                 8.15                 72,262
     2007                                 4.97              5,000,000
2008-2012                                 6.37             16,757,933
Thereafter                                1.48              1,315,100
                                                         ------------
                                          6.07%          $ 37,436,041
                                                         ============

      At December 31, 2001 the Company's borrowings consisted of $36,341,000 of fixed-rate loans and $1,095,000 of variable-rate loans.

      The borrowings require principal payments as follows:

2003                            $  13,781,006
2004                                2,672,614
2005                                2,211,082
2006                                1,001,641
2007                                  831,218
Thereafter                         16,938,480
                                -------------
                                $  37,436,041
                                =============

      As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company's borrowed money are borrowings with a balance of $1,095,008 under a credit line totaling $1.5 million. At December 31, 2002, the Company was not in compliance with the bank loan covenants relating to loan delinquencies. The bank has waived the covenants through December 31, 2002.

9.    STOCKHOLDERS' EQUITY:

      Retained earnings are restricted by regulatory requirements and federal income tax requirements.

      In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2002, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,331,000.

      Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2002, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2002.

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

      In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having deposit accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

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

                                                      2002          2001          2000
Options outstanding at beginning of year            175,984       165,610        152,217
Granted                                                   -        45,012         62,070
Canceled/Forfeited                                   (3,794)      (34,638)       (48,677)
Exercised                                            (1,298)            -              -
                                                    -------       -------        -------
OPTIONS OUTSTANDING AT END OF YEAR                  170,892       175,984        165,610
                                                    =======       =======        =======

      All options have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2001 and 2000 thereby reducing the 2000 and 1999 options by 50%.

      The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan. Transactions involving the Plan are summarized as follows:

                                                  2002                    2001
Options outstanding at beginning of year         20,538                       -
Granted                                          65,175                  20,538
Canceled/Forfeited                                 (707)                      -
Exercised                                             -                       -

                                                 ------                  ------
OPTIONS OUTSTANDING AT END OF YEAR               85,006                  20,538
                                                 ======                  ======

      All options granted under the 2002 plan have an exercise price between $10.14 and $15.10. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

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

                                         2002            2001         2000
Net income:
     As reported                     $ 1,066,144      1,146,814    1,460,624

Additional compensation cost              60,150        104,025      222,340
     Pro forma net income              1,005,994      1,042,789    1,238,284

Basic earnings per share:

As reported                          $      0.65           0.71         0.90

Pro forma earnings per share                0.62           0.65         0.77

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.    STOCKHOLDERS' EQUITY, CONTINUED:

      The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001, and 2000 respectively: expected volatility of .34 percent, .11 percent, and .30 percent, risk free interest rates of 3.9 percent, 5.3 percent, and 5.3 percent, dividend yields of .30 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10.   REGULATORY MATTERS:

      The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2002, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2002, Franklin Savings meets each of the capital requirements as follows:

                                                                             FRANKLIN'S COMPUTED
                                                                                CAPITAL AS A
                                             COMPUTED         FRANKLIN'S         PERCENT OF
                                            REGULATORY         COMPUTED        TOTAL ASSETS OR
                                           REQUIREMENTS        CAPITAL       RISK-ADJUSTED ASSETS
Tier 1 capital                             $ 11,160,000       21,511,000             7.71%
Risk-based capital                           13,331,000       22,487,000            13.49%

      In May 2000, Franklin Savings submitted an Interest Rate Risk Compliance Plan (Plan) to the OTS containing various provisions to reduce its interest rate risk. Franklin met the goal of the Plan during the first quarter of 2001 and the OTS released Franklin from the Plan on September 9, 2002.

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

      DEPOSITS

      The fair values of passbook accounts, NOW accounts, and the money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

      BORROWED MONEY

      Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

      COMMITMENTS TO EXTEND CREDIT

      The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

      The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                       DECEMBER 31, 2002                       DECEMBER 31, 2001
                                              ---------------------------------        ----------------------------------
                                                CARRYING               FAIR              CARRYING                FAIR
                                                 AMOUNT                VALUE              AMOUNT                 VALUE
                                              ------------          -----------        ------------          ------------
Financial assets:
  Cash and cash equivalents                   $  15,236,876          15,236,876         21,042,279             21,042,279
  Investment securities                          45,935,031          45,935,031         24,327,865             24,327,865
  Mortgage-backed securities                     22,290,266          22,554,000         21,519,783             21,715,000
  Loans receivable                              187,754,411         189,455,000        202,554,962            202,952,000

Financial liabilities:
  Deposits                                      219,084,042         224,661,000        208,937,783            213,076,000
  Borrowed money                                 37,436,041          36,761,000         46,488,429             46,488,000

                                                       DECEMBER 31, 2002                      DECEMBER 31, 2001
                                              ---------------------------------        ----------------------------------
                                               CONTRACTUAL             FAIR            CONTRACTUAL               FAIR
                                                 AMOUNT                VALUE              AMOUNT                 VALUE
                                              ------------          -----------        ------------          ------------
Unrecognized financial instruments:
  Commitments to extend credit                  $ 3,769,000           3,769,000          3,063,000              3,063,000
  Unfunded construction loans                     2,390,000           2,390,000          5,270,000              5,270,000
  Undisbursed home equity
  and commercial lines of credit                 11,822,000          11,822,000          5,893,000              5,893,000

12.   FEDERAL INCOME TAXES:

      The components of income tax expense are as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                   ------------------------------------------------------
                                                        2002                  2001                 2000
Federal:
Current                                            $    454,986             495,379               707,525
Deferred                                                 60,690              38,413                     -
                                                   ------------             -------               -------
                                                   $    515,676             533,792               707,525
                                                   ============             =======               =======

      Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                   ------------------------------------------------------
                                                        2002                  2001                 2000
Tax at statutory rates                             $    537,819             571,406               737,170
Benefit of tax exempt interest                          (18,130)            (15,846)              (16,014)
Other                                                    (4,013)            (21,768)              (13,631)
                                                   ------------             -------               -------
                                                   $    515,676             533,792               707,525
                                                   ============             =======               =======

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                        2002                       2001
Deferred tax asset arising from:
      Allowance for loan losses                                      $     438,400               402,800
      Deferred loan fees and costs                                          17,200                32,500
      Depreciation                                                          49,900                47,500
      Investment in partnership                                            144,800                80,530
      Other, net                                                            57,000                40,970
                                                                     -------------              --------
      TOTAL DEFERRED TAX ASSETS                                            707,300               604,300
                                                                     -------------              --------
Deferred tax liability arising from:
      FHLB stock                                                          (619,100)             (558,500)
      Like-kind exchange                                                  (103,100)
      Unrealized gain on securities                                       (294,400)              (31,300)
                                                                     -------------              --------
      TOTAL DEFERRED TAX LIABILITIES                                    (1,016,600)             (589,800)
                                                                     -------------              --------
      NET DEFERRED TAX ASSET (LIABILITY)                             $    (309,300)               14,500
                                                                     =============              ========

      Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13.   BENEFIT PLANS:

      The Company has a noncontributory defined contribution plan and an employee stock ownership plan (ESOP) which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

      In 1996 the Company implemented a noncontributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $170,400, $166,400 and $126,400 for the years ended December 31, 2002, 2001 and 2000, respectively. Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2002, 2001 and 2000. At December 31, 2002, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

      All ESOP shares are considered outstanding for purposes of computing earnings per share for 2002, 2001, and 2000. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2002, the ESOP held 171,624 allocated shares and 12,300 shares committed to be allocated.

14.   LEASE COMMITMENTS:

      The Company, as lessee, leases certain facilities under operating leases which expire over the next twenty years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

Year ending December 31:
2003                                $   184,692
2004                                    129,475
2005                                     84,710
2006                                     63,972
2007                                     65,772
Thereafter                              844,969
                                    -----------
                                    $ 1,373,590
                                    ===========

      Rent expense was $201,644, $141,306 and 121,332 in 2002, 2001 and 2000,
      respectively.

      The Company, as lessor, leases a portion of its administrative office under a month-to-month lease which requires the tenant to pay six months rent if they move.

15.   LOANS TO RELATED PARTIES:

      Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2002. The following is an analysis of the activity of such loans for the years indicated:

                                                       YEARS ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                             2002                2001                   2000
                                             ----                ----                   ----
Balance, beginning of year               $  1,658,456         1,740,655              1,953,674
Loans originated                              175,952            21,595                 22,812
Repayments                                    (80,933)          (45,492)               (77,551)
Loans under threshold                               -           (58,302)                     -
Employment changes                                  -                 -               (158,280)
                                         ------------         ---------              ---------
BALANCE, END OF YEAR                     $  1,753,475         1,658,456              1,740,655
                                         ------------         ---------              ---------

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

      At December 31, 2002, the Company's total commitment to extend credit was approximately $3,769,000, and the Company had commitments to disburse construction loans of approximately $2,390,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $11,822,000.

17.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

      The following condensed balance sheets as of December 31, 2002 and 2001 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2002 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS

                                                                                                       DECEMBER 31,
                                                                                            --------------------------------
                                                                                                 2002                2001
                                                        ASSETS
Cash                                                                                        $      68,461            137,239
Investment in Franklin Savings                                                                 21,987,179         20,386,236
Loans to Franklin Savings                                                                               -            125,000
Other assets                                                                                    2,993,537          1,791,114
                                                                                            -------------         ----------
                                                                                            $  25,049,177         22,439,589
                                                                                            =============         ==========

                                             LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                                                                 $   1,621,944            235,204
Preferred stock - $.01 par value, 500,000 shares authorized,
  none issued and outstanding                                                                           -                  -
Common stock - $.01 par value, 2,500,000 shares authorized,
  2,010,867 shares issued in 2002 and 2001.                                                        13,406             13,406
Additional paid-in capital                                                                      6,189,237          6,189,237
Treasury stock, at cost - 375,696 shares
  in 2002 and 396,994 shares in 2001.                                                          (3,753,053)        (3,888,112)
Retained earnings                                                                              20,406,116         19,828,979
Net unrealized gain on available-for-sale securities of parent and subsidiary                     571,527             60,875
                                                                                            -------------         ----------
                                                                                            $  25,049,177         22,439,589
                                                                                            =============         ==========

17.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
      CONTINUED:

                         CONDENSED STATEMENTS OF INCOME

                                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------------------------------------
                                                                            2002                 2001                2000
Equity in earnings of Franklin Savings                                 $   1,090,291           1,163,986           1,477,252
Interest income                                                                1,252              19,655              57,258
Operating expenses                                                          (360,156)           (309,343)           (359,513)
Other Income                                                                 242,157             238,966             247,677
Federal income tax benefit                                                    92,600              33,550              37,950
                                                                       -------------           ---------          ----------
  NET INCOME                                                           $   1,066,144           1,146,814           1,460,624
                                                                       =============           =========          ==========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------------------------------------
                                                                            2002                 2001                2000
Cash flows from operating activities:
  Net income                                                           $   1,066,144           1,146,814           1,460,624
  Equity in earnings of Franklin Savings                                  (1,090,291)         (1,163,986)         (1,477,252)
  Change in other assets and liabilities                                     (65,683)             (4,771)             (5,621)
                                                                       -------------          ----------          ----------
      NET CASH USED BY
        OPERATING ACTIVITIES                                                 (89,830)            (21,943)            (22,249)
                                                                       -------------          ----------          ----------
Cash flows from investing activities:
  Net repayments of loans to Franklin Savings                                125,000             500,000           1,125,000
  Purchase of investment from Franklin Savings                            (1,095,008)                  -            (500,000)
                                                                       -------------          ----------          ----------
      NET CASH PROVIDED (USED) BY
        INVESTING ACTIVITIES                                                (970,008)            500,000             625,000
                                                                       -------------          ----------          ----------
Cash flows from financing activities:
  Payment of dividends                                                      (489,007)           (484,164)           (484,345)
  Borrowed money                                                           1,220,008                   -                   -
  Issuance (purchase) of treasury stock                                      260,059                   -            (155,071)
                                                                       -------------          ----------          ----------
      NET CASH PROVIDED (USED)
      BY FINANCING ACTIVITIES                                                991,060            (484,164)           (639,416)
                                                                       -------------          ----------          ----------
      Net decrease in cash                                                   (68,778)             (6,107)            (36,665)
Cash at beginning of year                                                    137,239             143,346             180,011
                                                                       -------------          ----------          ----------
CASH AT END OF YEAR                                                    $      68,461             137,239             143,346
                                                                       =============          ==========          ==========

      In 2002, Franklin Savings sold its $1 million investment in Financial Institutions Partners III. L.P. to First Franklin. The investment was sold at the estimated fair market value of $ 1,095,008. First Franklin financed this transaction with borrowings from a bank. The gain on the sale from this transaction is eliminated in consolidation.

18.   MADISON SERVICE CORPORATION:

      In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2002, is presented:

                                  BALANCE SHEET

                                     ASSETS
Cash                                                         $      251,528
Other assets                                                         15,000
                                                             --------------
                                                             $      266,528
                                                             ==============

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities                                                  $          162
Equity                                                              266,366
                                                             --------------
                                                             $      266,528
                                                             ==============

                             STATEMENT OF OPERATIONS
Revenues:
  Interest Income                                            $        7,424
  Service fees and other                                              2,334
Operating expenses                                                   (3,580)
                                                             --------------
INCOME BEFORE FEDERAL INCOME TAX                                      6,178
Federal income tax                                                    2,100
                                                             --------------
NET INCOME                                                   $        4,078
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

  c.  Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding                   $  110,000
Retained earnings                                                    156,366
                                                                  ----------
                                                                  $  266,366
                                                                  ==========

19.   EARNINGS PER SHARE:

      Earnings per share (EPS) for the years ended December 31, 2002, 2001 and 2000 are calculated as follows:

                                                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                               -----------------------------------------------
                                                  INCOME            SHARES           PER-SHARE
                                               (NUMERATOR)       (DENOMINATOR)        AMOUNT
                                               ------------      ------------       ----------
BASIC EPS
Income available to common stockholders        $  1,066,144        1,628,260        $     0.65
                                                                                    ==========

Effect of dilutive securities:
  Stock options
  1997 and 2002 Plan                                      -                -
                                               ------------        ---------

DILUTED EPS
Income available to common stockholders
+ assumed conversions                          $  1,066,144        1,628,260        $     0.65
                                               ============        =========        ==========

                                                    FOR THE YEAR ENDED DECEMBER 31, 2001
                                               -----------------------------------------------
                                                 INCOME            SHARES            PER-SHARE
                                               (NUMERATOR)      (DENOMINATOR)         AMOUNT
                                               ------------     -------------       ----------
BASIC EPS
Income available to common stockholders        $  1,146,814         1,613,873       $     0.71
                                                                                    ==========
Effect of dilutive securities:
  Stock options
  1997 Plan                                               -                 -
                                               ------------      ------------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                          $  1,146,814         1,613,873       $     0.71
                                               ============         =========       ==========

                                                    FOR THE YEAR ENDED DECEMBER 31, 2000
                                               -----------------------------------------------
                                                  INCOME            SHARES           PER-SHARE
                                                (NUMERATOR)      (DENOMINATOR)        AMOUNT
                                               ------------      -------------      ----------
BASIC EPS
Income available to common stockholders        $  1,460,624         1,616,623       $     0.90
                                                                                    ==========
Effect of dilutive securities:
  Stock options
  1997 Plan                                               -                 -
                                               ------------      ------------
DILUTED EPS
Income available to common stockholders
  + assumed conversions                        $  1,460,624         1,616,623       $     0.90
                                               ============      ============       ==========

      The effect of the stock options was anti-dilutive for the years ended December 31, 2002, 2001 and 2000, therefore the stock options were not included in the dilutive EPS for those periods.

20.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      All adjustments necessary for a fair statement of operations for each period have been included.

                                                                           2002
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 -----------------------------------------------------
                                                    FIRST         SECOND        THIRD          FOURTH
                                                   QUARTER        QUARTER      QUARTER         QUARTER
                                                 ----------       -------      -------         -------
Interest income                                  $    4,366        4,299         4,304          4,085
Interest expense                                      3,044        2,966         2,887          2,700
                                                 ----------        -----         -----          -----
  NET INTEREST INCOME                                 1,322        1,333         1,417          1,385
Provision for loan losses                                19           29            28             29
                                                 ----------        -----         -----          -----
  NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                           1,303        1,304         1,389          1,356

Noninterest income                                      254          301           596            908
Noninterest expense                                   1,300        1,992         1,411          1,126
                                                 ----------        -----         -----          -----
INCOME BEFORE FEDERAL
  INCOME TAXES                                          257         (387)          574          1,138

Federal income taxes                                     80         (142)          187            391
                                                 ----------        -----         -----          -----
  NET INCOME                                     $      177         (245)          387            747
                                                 ==========        =====         =====          =====
Earnings per common share
  BASIC                                          $     0.11        (0.15)         0.24           0.45
                                                 ==========        =====         =====          =====
  DILUTED                                        $     0.11        (0.15)         0.24           0.45
                                                 ==========        =====         =====          =====

                                                                         2001
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 -----------------------------------------------------
                                                    FIRST          SECOND        THIRD         FOURTH
                                                   QUARTER         QUARTER      QUARTER        QUARTER
                                                 ----------        -------      -------        -------
Interest income                                  $    4,976         4,775        4,623          4,564
Interest expense                                      3,478         3,389        3,339          3,224
                                                 ----------         -----        -----          -----
  NET INTEREST INCOME                                 1,498         1,386        1,284          1,340
Provision for loan losses                                18            10           18             19
                                                 ----------         -----        -----          -----
  NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                          1,480         1,376        1,266          1,321

Noninterest income                                      313           292          227            315
Noninterest expense                                   1,193         1,256        1,225          1,235
                                                 ----------         -----        -----          -----
INCOME BEFORE FEDERAL
  INCOME TAXES                                          600           412          268            401

Federal income taxes                                    198           131           84            121
                                                 ----------         -----        -----          -----
  NET INCOME                                     $      402           281          184            280
                                                 ==========         =====        =====          =====
Earnings per common share
  BASIC                                          $     0.23          0.17         0.12           0.19
                                                 ==========         =====        =====          =====
  DILUTED                                        $     0.23          0.17         0.12           0.19
                                                 ==========         =====        =====          =====

                               TABLE OF CONTENTS

President's Letter to
Stockholders........................................    1

Selected Financial Data.............................    2

Management's Discussion and Analysis of
Financial Condition and Results of Operations:

    General.........................................    3

    Asset/Liability Management......................    4

    Asset Quality/Credit Risk.......................    7

    Results of Operations...........................    9
      Net Interest Income...........................    9
      Rate/Volume Analysis..........................   10
      Average Yields and Rates Paid.................   11
      Provision for Loan Losses.....................   11
      Noninterest Income............................   12
      Noninterest Expense...........................   12
      Provision for Federal Income Taxes............   13

    Liquidity.......................................   12

    Capital.........................................   15

    Recent Accounting Pronouncements................   15

Corporate Information:
    Market Information..............................   16
    Dividends.......................................   16
    Transfer Agent..................................   16
    Special Counsel.................................   16
    Annual Meeting..................................   16
    Form 10-KSB.....................................   16
    Website.........................................   16

Independent Auditor's Report........................   17

Consolidated Financial
    Statements......................................   18

                             STOCKHOLDER INFORMATION

2002 Earnings per share.............................    $      0.65

2002 Dividends declared per share...................    $      0.30

Book value per share (1)............................    $     14.33

Market value per share (2)..........................    $     13.50

Common shares outstanding (1).......................      1,635,171

(1) At December 31, 2002

(2) Nasdaq Closing Sale Price on
    December 31, 2002

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

  FOREST PARK
  Promenade Shopping Center, (513) 851-0400

  O'BRYONVILLE
  2000 Madison Road, (513) 321-0235

  ROSELAWN
  Valley Shopping Center, (513) 761-1101

  SHARONVILLE
  11186 Reading Road, (513) 563-6060

  WESTERN HILLS
  5791 Glenway Avenue, (513) 471-7300

  DIRECTTELLER(R), (800) 436-5100

  Visit our Website at:
       www.franklinsavings.com

  [FEDERAL HOME LOAN BANK SYSTEM LOGO]

  [FDIC INSURED LOGO]

  [EQUAL HOUSING LENDER LOGO]

  DirectTeller(R) is the Trademark of DirectTeller Systems, Inc.