Form 10KSB, Exhibit 13
period 2003-12-31
FIRST FRANKLIN CORP
filed 2004-03-29
CIK 742161

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

                           FIRST FRANKLIN CORPORATION

                                TABLE OF CONTENTS

President's Letter to
Stockholders.........................................     1

Selected Financial Data..............................     2

Management's Discussion and Analysis of
Financial Condition and Results of Operations:

   General...........................................     3

   Asset/Liability Management........................     4

   Asset Quality/Credit Risk.........................     7

   Results of Operations.............................     9
      Net Interest Income............................     9
      Rate/Volume Analysis..........................     10
      Average Yields and Rates Paid..................    11
      Provision for Loan Losses......................    11
      Noninterest Income.............................    12
      Noninterest Expense............................    12
      Provision for Federal Income Taxes.............    13

   Liquidity.........................................    12

   Capital...........................................    15

   Recent Accounting Pronouncements..................    15

Corporate Information:
   Market Information................................    16
   Dividends.........................................    16
   Transfer Agent....................................    16
   Special Counsel...................................    16
   Annual Meeting....................................    16
   Form 10-KSB.......................................    16
   Website...........................................    16

Independent Auditor's Report.........................    17

Consolidated Financial
   Statements........................................    18

                            STOCKHOLDER INFORMATION

2003 earnings per share.......................          $     0.85

2003 dividends declared per share.............          $     0.31

Book value per share (1)......................          $    14.50

Market value per share (2)....................          $    17.97

Common shares outstanding (1).................           1,642,558

(1) At December 31, 2003

(2) Nasdaq closing sale price on
    December 31, 2003

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

      SHARONVILLE
      11186 Reading Road, (513) 563-6060

      WESTERN HILLS
      5791 Glenway Avenue, (513) 471-7300

      DIRECTTELLER(R), (800) 436-5100

      Visit our Website at:
         www.franklinsavings.com

[EQUAL HOUSING LENDER LOGO]    [FEDERAL HOME LOAN LOGO]      [FDIC INSURED LOGO]

DirectTeller(R) is the Trademark of DirectTeller Systems, Inc.

LETTER TO OUR SHAREHOLDERS

Dear Shareholder:

First Franklin and our subsidiaries, Franklin Savings and DirectTeller, are committed to continuing in the footsteps of our founders. Their commitment to friendly, state of the art neighborhood banking with a personal and professional touch has brought our Company to new heights.

Two Thousand and Three saw a world filled with uncertainty and challenges; a rebounding economy, relatively lower interest rates and ongoing acts of terrorism. First Franklin, however, had a very positive year. A major part of this was made up of a 35% growth in earnings, fueled in large part by an increase in both net interest and noninterest income.

Our emphasis on development and growth is evidenced by the ongoing renovation and upgrading of our branches and systems. Last year saw the opening of the new Glenway branch in Western Hills and the ongoing improvements to our branch network. Our charge is to make banking better, easier, and more convenient for our customers. We continue to review our products and services in our attempts to be even more competitive in the market place. Franklin Savings strives to give our customers a "small" bank feeling with "big" bank services.

I would like to take this opportunity to welcome two new Board members to the Franklin Savings and Loan Board of Directors: Mr. John J. Kuntz, President and CEO of Intrieve Inc., and Mrs. Gretchen Schmidt, VP and COO of Franklin Savings and Loan.

Our theme "Here Today, Here Tomorrow" defines our commitment to you, our shareholder, as well as our customers, our employees, and the Cincinnati community.

We thank you for your continued confidence and support as we continue our dedication to meet and exceed our goals.

Respectfully submitted,

/s/ Thomas H. Siemers
--------------------------
Thomas H. Siemers
President and CEO

                             SELECTED FINANCIAL DATA

                                                                         AT DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                           2003             2002              2001             2000             1999
                                           ----             ----              ----             ----             ----
                                                                   (Dollars in thousands)
FINANCIAL CONDITION DATA:
   Total assets                         $  273,402      $    282,184      $   279,696      $    277,694      $ 250,205
   Cash                                      2,551            15,237           21,042             1,351          3,688
   Loans receivable, net                   199,937           187,754          202,555           206,040        167,601
   Mortgage-backed securities
      Available-for-sale                    13,036            17,939           14,097            30,993         39,342
      Held-to-maturity                       1,957             4,351            7,423            11,145         13,596
   Investments
      Available-for-sale                    43,211            45,935           24,328            19,940         19,197
   Deposit accounts                        221,666           219,084          208,938           185,530        191,673
   Borrowings                               25,709            37,436           46,488            68,978         37,110
   Stockholders' equity                     23,814            23,427           22,204            21,312         19,755

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                           2003             2002              2001             2000              1999
                                           ----             ----              ----             ----             ----
                                                        (Dollars in thousands except per share data)
OPERATIONS DATA:
   Total interest income                $   14,835      $     17,054      $    18,938      $     18,831      $  16,131
   Total interest expense                    8,787            11,597           13,430            12,672         10,263
                                        ----------      ------------      -----------      ------------      ---------
   Net interest income                       6,048             5,457            5,508             6,159          5,868
   Provision for loan losses                   236               105               65                84           (103)
                                        ----------      ------------      -----------      ------------      ---------
   Net interest income after
      provision for loan losses              5,812             5,352            5,443             6,075          5,971
   Noninterest income                        2,092             2,059            1,147               670            646
   Noninterest expense                       5,729             5,829            4,909             4,577          4,520
                                        ----------      ------------      -----------      ------------      ---------

   Income before taxes                       2,175             1,582            1,681             2,168          2,097

   Provision for federal
    income tax                                 735               516              534               707            686
                                        ----------      ------------      -----------      ------------      ---------

   Net income                           $    1,440      $      1,066      $     1,147      $      1,461      $   1,411
                                        ==========      ============      ===========      ============      ==========
OTHER DATA:
   Interest rate spread
      during period                           2.12%             1.84%            1.79%             2.02%          2.19%
   Interest rate spread at
      end of period                           2.39              2.15             1.78              2.01           2.30
   Return on assets                           0.52              0.38             0.42              0.56           0.59
   Return on equity                           6.05              4.72             5.18              7.22           6.95
   Dividend payout ratio                     35.30             45.87            42.22             33.16          35.08
   Equity to assets ratio                     8.71              8.30             7.94              7.67           7.90
   Ratio of average interest-
      earning assets to average
      interest-bearing liabilities          105.14            104.76           105.58            107.38         107.40
   Non-performing assets as
      a percent of total assets
      at end of period                        1.30              0.86             0.43              0.37           0.37
   Full service offices                          7                 7                7                 6              6

PER SHARE DATA:
   Net income per common share
      Basic                             $     0.88      $       0.65      $      0.71      $       0.90      $    0.85
                                        ==========      ============      ===========      ============      =========
      Diluted                           $     0.85      $       0.65      $      0.71      $       0.90      $    0.85
                                        ==========      ============      ===========      ============      =========
   Book value per common share          $    14.50      $      14.33      $     13.75      $      13.21      $   12.12
                                        ==========      ============      ===========      ============      =========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company acquired all of the common stock issued in connection with the conversion of the Franklin Savings and Loan Company ("Franklin") from the mutual to stock form of ownership, which was completed on January 25, 1988.

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

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management's goal is to maintain profitability and a strong capital position by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing,
(iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, the building in which the Company's corporate offices are located and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only source of income is the interest earned on these deposits.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. During 2003, DirectTeller substantially completed development of a Customer Relationship Management (CRM) system which is designed to be integrated with a "Voice over Internet Protocol (VOIP)" telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and began using the CRM program during 2003.

FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At December 31, 2003, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.12 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership.

In January 2002, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through commercial real estate loan growth, the use of technology to improve efficiency and/or customer service and maintaining interest rate risk at or above levels required by the OTS. In the fall of 2004, management and the directors will review and update the Company's strategic plan.

In November 2002, Franklin sold its branch office located at 5119 Glenway Avenue, Cincinnati at a profit of approximately $303,000. That office was moved approximately one mile to 5791 Glenway Avenue. The new office has higher visibility, a drive-thru window, safe deposit boxes and an ATM, which were not possible at the previous location. Franklin renovated its office located at 7615 Reading Road, in the Valley Shopping Center, adding an ATM and drive-thru window in 2003. During 2004, Franklin intends to refurbish two additional offices with minor interior cosmetic changes and the installation of ATMs. When this is completed, all offices will have drive-thru facilities and ATMs.

Statements included in this document which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general business and economic trends.

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

The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

         Lag risk. Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities.Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months resulting in a lag in the repricing of loans and securities based on this index. This contrasts with borrowings which generally reprice monthly, based on current market interest rates.

         Repricing risk. Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest-earning assets and interest-bearing liabilities.

         Basis risk. Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to the Prime rate or Treasury based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.

         Prepayment risk. Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio, and may increase the percentage of adjustable-rate loans that are originated.

         Lifetime cap risk. A lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

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

During 2003, many of Franklin's deposit customers opted to pursue short-term investments so they would be poised to take advantage of rates when they rise. As a result, Franklin experienced a $4.81 million increase in low cost core deposits. It is anticipated that when deposit rates do increase, some of these core deposit balances will shift to certificates or other higher-yielding investments. The low rates also had an effect on Franklin's assets as consumers took advantage of the low rates to lock in long-term fixed-rate mortgages and yields on adjustable-rate loans declined. Franklin sold $49.73 million of fixed-rate mortgages during 2003.

The following table utilizes the "net portfolio value (NPV)" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2003. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components, to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates. The Company's Interest Rate Risk Policy has established minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2003, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

                                      NET INTEREST INCOME                                  NET PORTFOLIO VALUE
                                      -------------------                                  -------------------
  CHANGE IN
INTEREST RATES         ESTIMATED          $ CHANGE            % CHANGE           ESTIMATED          NPV       POLICY
(BASIS POINTS)          $ VALUE         FROM CONSTANT       FROM CONSTANT         $ VALUE          RATIO    GUIDELINES
--------------------------------------------------------------------------    ----------------------------------------
                          (Dollars in thousands)
       +300             $6,421            $  (430)              (6.28)           $ 15,889           6.03%      4.00%
       +200              6,667               (184)              (2.69)             19,163           7.11       5.00
       +100              6,810                (41)              (0.60)             21,930           7.98       6.00
          0              6,851                                                     24,573           8.77       6.75
       -100              6,696                (155)              (2.26)            23,371           8.29       7.50

The above table sets forth the change in net interest income that would result from a change in Franklin's net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 200 or 300 basis points because it is not possible for rates to decline 200 or 300 basis points from current levels. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or "gap," between the amount of assets and liabilities scheduled to reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The following table sets forth Franklin's interest rate sensitivity gap as of December 31, 2003. As shown below, the one year cumulative gap is $52.43 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decline and, conversely, increase as rates rise. A prolonged period of falling interest rates, such as experienced during 2003, could be expected to adversely affect the Company's earnings while improving its interest rate risk position.

                                3 MONTHS    4 TO 6  7 TO 12   1 TO 3    3 TO 5    5 TO 10  10 TO 20   >20
                                 OR LESS    MONTHS  MONTHS    YEARS     YEARS      YEARS    YEARS    YEARS     TOTAL
                                 -------    ------  ------    -----     -----      -----    -----    -----     -----
                                                                (Dollars in thousands)
ASSETS:
Real estate loans;
   One- to four-family
      Adjustable-rate            $15,879    14,169   20,803    22,358        -         -        -         -    73,209
      Fixed-rate                   2,348     2,170    3,883    11,207    6,939     8,571    3,961       674    39,753
   Construction loans              1,294         -        -         -        -         -        -         -     1,294
   Multi-family and
    non-residential
      Adjustable-rate              4,586     4,135    7,074    16,838    6,379         -        -         -    39,013
      Fixed-rate                     812       760    1,377     3,968    2,237       833        -         -     9,987
Consumer loans                    19,616       137      251       752      198         -        -         -    20,954
Commercial loans                  13,656         -        -         -        -         -        -         -    13,656
Mortgage-backed securities         5,409     3,173    5,346       767      159        51        1         -    14,906
Investments                        4,949     1,011       35     1,694      775    15,210   24,639         -    48,313
                                 -------    ------   ------    ------   ------    ------   ------    ------   -------
   Total rate sensitive assets   $68,549    25,555   38,769    57,584   16,687    24,665   28,601       674   261,084

LIABILITIES:
Fixed maturity deposits          $19,561    16,725   17,960    58,525   24,295         -        -         -   137,066
Transaction accounts               1,198     1,115    2,003     5,664    3,186     3,124      917        54    17,261
Money market deposit accounts      3,102     2,806    4,836    12,021    5,396     3,802      583        11    32,557
Passbook accounts                  2,099     1,954    3,510     9,926    5,583     5,475    1,608        96    30,251
Borrowings                         2,333       322      923     3,213    6,527    10,420      821         -    24,559
                                 -------    ------   ------    ------   ------    ------   ------    ------   -------
   Total rate sensitive
      liabilities                $28,293    22,922   29,232    89,349   44,987    22,821    3,929       161   241,694

Cumulative gap                   $40,256    42,889   52,426    20,661   (7,639)   (5,795)  18,877    19,390
                                 =======    ======   ======    ======   ======    ======   ======    ======
Cumulative gap as a
percentage of total assets         14.86%    15.83    19.36      7.63    (2.82)    (2.14)    6.97      7.16

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 8% to 31%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 12% to 21%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 60% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin's lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin has begun to place more emphasis on originating multi-family and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed by the Compliance Officer, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer.

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

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                                                                         AT DECEMBER 31,
                                                                                         ---------------
                                                                                  2003                       2002
                                                                                 -----                       ----
                                                                                     (Dollars in thousands)
Non-accruing loans                                                            $    2,616                     1,745
Accruing loans ninety days or
   more past due                                                                     734                       524
Repossessed assets                                                                   210                       160
                                                                              ----------                     -----
Total non-performing assets                                                   $    3,560                     2,429
                                                                              ==========                     =====

As indicated by the table above, non-performing assets increased $1.13 million during 2003. The Company believes that this increase is the result of the economic conditions which existed during 2003. During 2004, the Company will continue to monitor the level of these assets and strive to reduce them.

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

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loan is uncollectible and a loss may be incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                                                                 YEARS ENDED DECEMBER 31,
                                                                           --------------------------------
                                                                              2003                     2002
                                                                              ----                     ----
                                                                                 (Dollars in thousands)
Beginning balance                                                          $    1,203                   1,107

Charge-offs
   One- to four-family                                                             40                       -
   Multi-family                                                                     -                       9
   Non-residential                                                                  -                       -
   Consumer                                                                         -                       -
                                                                           ----------                  ------
                                                                                   40                       9
                                                                           ----------                  ------

Recoveries
   One- to four-family                                                              -                       -
   Multi-family                                                                     -                       -
   Non-residential                                                                  -                       -
   Consumer                                                                         -                       -
                                                                           ----------                  ------
                                                                                    -                       -
                                                                           ----------                  ------

Net charge-offs                                                                    40                       9
Additions charged to operations                                                   236                     105
                                                                           ----------                  ------
Ending balance                                                             $    1,399                   1,203
                                                                           ==========                  ======

Ratio of net charge-offs to
   average loans outstanding                                                    0.021%                  0.005%
                                                                           ==========                  ======

Ratio of net charge-offs to
   average non-performing assets                                                 1.34%                   0.50%
                                                                           ==========                  ======

RESULTS OF OPERATIONS

The Company had net income of $1.44 million for the year ended December 31, 2003. This represents a 0.52% return on average assets and a 6.05% return on average stockholders' equity. Book value per share at December 31, 2003 was $14.50. Net income for the year ended December 31, 2002 was $1.07 million after recognizing a $356,000 after tax loss on the sale of a WorldCom bond held in Franklin's investment portfolio. This represents a 0.38% return on average assets and a 4.72% return on average stockholders' equity. Net income for 2002 before the loss on the WorldCom bond was $1.42 million, resulting in a 0.51% return on average assets and a 6.30% return on average stockholders' equity. Net income for the year ended December 31, 2001 was $1.15 million and returns on average assets and average equity for 2001 were 0.42% and 5.18%, respectively. The $593,000 increase in 2003 net income before taxes when compared to 2002 reflects increases in net interest income of $591,000, profits on the sale of loans and investment securities of $244,000, the provision for loan losses of $132,000 and operating expenses of $440,000. 2002 income included the $540,000 pretax loss on the WorldCom bond and a $303,000 profit on the sale of an office building.

NET INTEREST INCOME. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 10.8% during 2003 to $6.05 million from $5.46 million in 2002 due to an increase in net earning assets from $12.14 million in 2002 to $12.93 million for 2003 and an increase in the interest rate spread from 1.84% for 2002 to 2.12% for 2003.

                                                      2003                               2002
                                                      ----                               ----
                                      AVERAGE        INTEREST             AVERAGE      INTEREST
                                    OUTSTANDING      EARNED/    YIELD/  OUTSTANDING     EARNED/      YIELD/
                                      BALANCE         PAID       RATE     BALANCE        PAID         RATE
                                      -------         ----       ----     -------        ----         ----
                                                       (Dollars in thousands)
Interest-earning assets:

  Loans receivable (1)               $ 192,034        11,834     6.16%    194,724        13,716       7.04%
  Mortgage-backed securities(2)         18,291           775     4.24      21,775         1,127       5.18
  Investments (2)                       50,272         2,065     4.11      47,046         2,032       4.32
  FHLB stock                             4,047           161     3.98       3,877           179       4.62
                                     ---------       -------              -------      --------
   Total interest-earning
     assets                          $ 264,644        14,835     5.61%    267,422        17,054       6.38%
                                     =========       =======              =======      ========
Interest-bearing liabilities:
  Demand and NOW deposits            $  53,184           575     1.08%     40,971           726       1.77%
  Savings deposits                      30,544           272     0.89      26,809           568       2.12
  Certificates of deposit              136,793         6,071     4.44     145,982         7,676       5.26
  Borrowings                            31,189         1,869     5.99      41,518         2,627       6.33
                                     ---------       -------              -------      --------
   Total interest-bearing
     liabilities                     $ 251,710         8,787     3.49%    255,280        11,597       4.54%
                                     =========       =======              =======      ========
Net interest income                                  $ 6,048                              5,457
                                                     =======                           ========

Interest rate spread                                             2.12%                                1.84%
                                                                 ====                                 ====

Net earning assets                   $  12,934                             12,142
                                     =========                            =======

Net yield on average
  interest-earning assets                                        2.29%                                2.04%
                                                                 ====                                 ====

Average interest-earning
  assets to average
  interest-bearing liabilities                          1.05%                              1.05%
                                                     =======                               ====

                                                       2001
                                                       ----
                                        AVERAGE      INTEREST
                                      OUTSTANDING     EARNED/   YIELD/
                                        BALANCE        PAID      RATE
                                        -------        ----      ----
                                           (Dollars in thousands)
Interest-earning assets:

  Loans receivable (1)                  204,831       15,287     7.46%
  Mortgage-backed securities(2)          29,675        1,963     6.61
  Investments (2)                        27,813        1,443     5.19
  FHLB stock                              3,667          245     6.68
                                       --------       ------
   Total interest-earning
     assets                             265,986       18,938     7.12%
                                       ========       ======
Interest-bearing liabilities:
  Demand and NOW deposits                28,334          545     1.92%
  Savings deposits                       21,745          599     2.75
  Certificates of deposit               147,038        8,753     5.95
  Borrowings                             54,804        3,533     6.45
                                       --------       ------
   Total interest-bearing
     liabilities                        251,921       13,430     5.33%
                                       ========       ======
Net interest income                                    5,508
                                                      ======

Interest rate spread                                             1.79%
                                                                 ====

Net earning assets                       14,065
                                       ========

Net yield on average
  interest-earning assets                                        2.07%
                                                                 ====

Average interest-earning
  assets to average
  interest-bearing liabilities                          1.06%
                                                      ======

(1) Calculated net of deferred loan fees, loans in process and loss reserves.

(2) Investments classified as available-for-sale included at amortized cost, not fair value.

RATE/VOLUME ANALYSIS. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2003, net interest income increased $591,000 compared to a $52,000 decrease during 2002. The income earned on assets decreased $2.22 million, due to a decline in the yield earned on total interest-earning assets from 6.38% to 5.61%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 7.04% to 6.16%, a decrease in the yield on mortgage-backed securities from 5.18% to 4.24% and a decrease in the yield on investments from 4.32% to 4.11%. The decline in the yield earned on interest-earning assets during 2003 is due to the overall decrease in market interest rates. During the same period, however, interest expense decreased $2.81 million due to a decrease in the average cost of funds from 4.54% to 3.49%. The decrease in the average cost of funds reflects a decrease in the cost of certificates from 5.26% to 4.44% and decreases in the cost of borrowings, savings deposits and demand deposit accounts.

                                               2003 VS 2002                    2002 VS 2001
                                               ------------                    ------------
                                         INCREASE                          INCREASE
                                        (DECREASE)           TOTAL        (DECREASE)        TOTAL
                                          DUE TO           INCREASE         DUE TO         INCREASE
                                     VOLUME       RATE    (DECREASE)  VOLUME     RATE     (DECREASE)
                                    --------    -------   ----------  -------   -------   ----------
                                                       (Dollars in thousands)
Interest income attributable to:
   Loans receivable (1)             $   (187)   (1,695)    (1,882)      (734)     (837)    (1,571)
   Mortgage-backed securities           (166)     (186)      (352)      (461)     (375)      (836)
   Investments                           115       (82)        33        777      (188)       589
   FHLB stock                              8       (26)       (18)        15       (81)       (66)
                                    --------    ------    -------     ------    ------     ------
   Total interest income            $   (230)   (1,989)    (2,219)      (403)   (1,481)    (1,884)
                                    ========    ======    =======     ======    ======     ======
Interest expense attributable to:
   Demand and NOW deposits          $    490      (641)      (151)       220       (39)       181
   Savings deposits                       94      (390)      (296)    (3,591)    3,560        (31)
   Certificates of deposit              (462)   (1,143)    (1,605)       (62)   (1,014)    (1,076)
   Borrowings                           (625)     (133)      (758)      (842)      (64)      (906)
                                    --------    ------    -------     ------    ------     ------

   Total interest expense           $   (503)   (2,307)    (2,810)    (4,275)    2,443     (1,832)
                                    ========    ======    =======     ======    ======     ======
Increase (decrease) in
   net interest income              $    273       318        591      3,872    (3,924)       (52)
                                    ========    ======    =======     ======    ======     ======

(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments, and the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                             AT DECEMBER 31,
                                                        ------------------------
                                                        2003     2002       2001
                                                        ----     ----       ----
Weighted average yield on:
     Loans receivable  (1)                              5.80%    6.71%      7.25%
     Mortgage-backed securities                         3.81     4.66       6.06
     Investments (2)                                    4.14     4.38       3.77
     FHLB stock                                         4.00     4.50       5.75
                                                        ----     ----       ----
          Combined weighted average yield on
               interest-earning assets                  5.39     6.04       6.60
                                                        ----     ----       ----
Weighted average rate paid on:
     Demand and NOW deposits                            0.99     1.25       1.63
     Savings deposits                                   0.74     1.26       2.31
     Certificates of deposit                            3.65     4.82       5.47
     Borrowings                                         5.33     6.06       6.28
                                                        ----     ----       ----
          Combined weighted average rate paid
               on interest-bearing liabilities          3.00     3.89       4.82
                                                        ----     ----       ----

Interest rate spread                                    2.39%    2.15%      1.78%
                                                        ====     ====       ====

(1) Includes impact of non-accruing loans.

(2) Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $236,000 for 2003, $104,500 for 2002 and $65,175 for 2001. Assets classified as substandard and loss at December 31, 2003 increased by 9.15% to $4.65 million, while non-performing assets increased by 46.56% to $3.56 million. It is management's opinion that the level of reserves at December 31, 2003 is adequate to protect Franklin against reasonably foreseeable losses.

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

NONINTEREST INCOME. Noninterest income was $2.09 million for 2003, compared to $2.06 million for 2002 and $1.15 million for 2001. Current year income included profits of $722,000 on the sale of mortgage and student loans, $500,000 profit on the sale of investments, service fees of $353,000 earned on checking and money market accounts, $5,000 income from Madison and $68,000 income from DirectTeller. Profits on the sale of loans and investments were $978,000 in 2002 and $365,000 in 2001. During 2002, the Company also realized a $303,000 profit on the sale of a branch office building. Noninterest income during 2002 and 2001 included service fees on checking and money market accounts of $340,000 and $298,000, respectively. A rise in interest rates in the future could be anticipated to reduce the amount of fixed-rate loans originated therefore reducing the profits on the sale of fixed-rate loans.

NONINTEREST EXPENSE. Noninterest expense was $5.73 million, $5.83 million and $4.91 million for the years ended December 31, 2003, 2002 and 2001, respectively. As a percentage of average assets, total noninterest expenses were 2.06%, 2.09%, and 1.78% for the three years, respectively. Noninterest expense in 2002 included a $540,000 loss on the sale of a WorldCom bond. Excluding the loss on the WorldCom bond, noninterest expense as a percent of average assets for 2002 was 1.89%. The following table shows the major noninterest expense items and their percent of change during 2003 and 2002.

                                        PERCENT             PERCENT
                                       INCREASE            INCREASE
                              2003    (DECREASE)   2002   (DECREASE)   2001
                             ------   ----------  -----   ----------  -----
                                         (Dollars in thousands)
Compensation                 $2,175     14.0%     1,908       4.5%    1,825
Employee benefits               475     11.8        425      10.7       384
Office occupancy                808     11.8        723      12.3       644
FDIC insurance                   67    (32.3)        99       6.5        93
Data processing                 366      6.4        344       9.6       314
Marketing                       286      3.6        276      (9.8)      306
Professional fees               139    (14.7)       163      25.4       130
Supervisory expense             132    (15.9)       157      13.8       138
Taxes, other than income        229      7.0        214       1.9       210
Loss on sale of investments       -        -        540         -         -
Other                         1,052      7.3        980      13.3       865
                             ------     ----      -----      ----     -----
     Total                   $5,729     (1.7)%    5,829      18.7%    4,909
                             ======     ====      =====      ====     =====

The increase in compensation and employee benefits reflects the increased cost of health insurance, an increase in the commissions paid to our loan originators and an increase in the number of loan processing personnel due to the substantial increase in loans originated. The increase in occupancy expense reflects the cost of the new Glenway office opened in March 2003. The increase in data processing expense reflects increased processing fees paid to our primary provider of data processing services. The decline in FDIC insurance, professional fees and supervisory expense in 2003 reflects the higher charges during 2002 due to the Interest Rate Risk Compliance Plan (see Note 10 of the Notes to Consolidated Financial Statements).

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $735,000, $516,000, and $534,000 in 2003, 2002 and 2001, respectively. The effective federal income tax rates for 2003, 2002, and 2001 were 33.8%, 32.6% and 31.8%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity is the measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $15.41 million to $45.76 million at December 31, 2003.

The changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2003 and 2002.

                                                  YEARS ENDED DECEMBER 31,
                                                  ------------------------
                                                     2003           2002
                                                  ---------         ------
                                                   (Dollars in thousands)
Operating activities:
     Net income                                   $   1,440          1,066
     Adjustments to reconcile net income
       to net cash provided by
       operating activities                           2,568           (438)
                                                  ---------         ------
Net cash provided by operating activities             4,008            628
Net cash used by investing activities                (7,185)        (7,138)
Net cash provided (used) by financing activities     (9,509)           705
                                                  ---------         ------
Net decrease in cash and cash equivalents           (12,686)        (5,805)
Cash and cash equivalents at beginning of year       15,237         21,042
                                                  ---------         ------
Cash and cash equivalents at end of year          $   2,551         15,237
                                                  =========         ======

Operating activities include the sale of fixed-rate single-family mortgage loans of $49.73 million during 2003 and $37.80 million during 2002. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During the first half of 2003, interest rates on fixed-rate loans were lower than rates experienced during the past few years, so consumer demand for fixed-rate loans was very strong and the demand for adjustable-rate loans weakened. Franklin has an agreement to sell all student loans originated to a third party. Sales of $492,000 of student loans at a profit of $6,100 occurred during 2003 compared to sales of $1.17 million at a profit of $14,700 during 2002.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2003 totaled $78.59 million compared to $89.16 million during 2002. Loan disbursements, including loans originated for sale, during 2003 were $134.07 million compared to $104.42 million during 2002.

The Company purchased $1.00 million of mortgage-backed securities during 2003. Investment securities purchases during 2003 were $48.80 million and maturities/calls were $38.21 million. During 2002, investment securities purchases were $43.91 million and maturities/calls were $14.33 million. The increase in purchases during 2003 is the result of lower interest rates, which resulted in increased calls of investment securities and greater than anticipated proceeds from loan sales.

Also during 2003, the Company sold $12.58 million of agency and corporate debt securities at a profit of $441,000. The proceeds from the sales during 2003 were reinvested in available-for-sale agency securities and used to repay borrowings. During 2002, the Company sold $3.43 million of fixed-rate mortgage-backed securities at a profit of $86,000 and $8.17 million of agency and corporate debt securities at a profit of $251,000, excluding the loss on the WorldCom bond. In 2001, $7.48 million of mortgage-backed securities were sold at a profit of $34,000.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $2.58 million to $221.67 million at December 31, 2003 from $219.08 million at December 31, 2002. Net of interest credited, deposits decreased by $3.47 million during 2003 as compared to a $2.37 million increase during 2002. Due to the low rate environment during 2003, consumers moved funds from maturing certificates to core deposit accounts so they are poised to take advantage of future rate increases. As a result, core deposits increased $4.81 million and certificates decreased $2.23 million during 2003. The table below sets forth the deposit flows by type of account, including interest credited, during 2003 and 2002.

                           YEARS ENDED DECEMBER 31,
                           -----------------------
                            2003              2002
                           -------          -------
                            (Dollars in thousands)
Passbook deposits          $   478            7,209
NOW / Super NOW deposits    (1,490)           3,188
MMDA deposits                5,819           12,134
                           -------          -------
Total                        4,807           22,531

Certificates of deposit:
     7-31 day                   88                1
     91 day                    421             (131)
     Six month               1,424           (4,146)
     One year               (1,928)          (6,442)
     Eighteen month         (2,387)          (3,861
     Two year                2,968           (2,136)
     Three year             (7,311)          (5,208)
     Thirty-nine month      (3,171)           2,924
     Five year               8,331            6,487
     Jumbo certificates       (660)             139
     Other                       -              (12)
                           -------          -------
Total                       (2,225)         (12,385)
                           -------          -------
Total deposit increase     $ 2,582           10,146
                           =======          =======

Borrowings decreased $11.73 million to $25.71 million at December 31, 2003. This decrease is primarily the result of the repayment of short-term borrowings. See
Note 8 of the Notes to the Consolidated Financial Statements for additional information on the outstanding borrowings.

At December 31, 2003, Franklin had outstanding commitments to originate or purchase $1.98 million of mortgage loans or mortgage-backed securities, as compared to $3.77 million at December 31, 2002. Additionally, Franklin had undisbursed lines of credit on consumer and commercial loans of approximately $16.60 million at December 31, 2003 compared to $11.82 million at December 31, 2002. During the next twelve months, approximately $54.25 million of certificates of deposit are scheduled to mature and $3.58 million of borrowings mature or have required repayments. Based on past history, it is anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $160.89 million from the Federal Home Loan Bank ("FHLB").

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

The Company's stockholders' equity increased approximately $386,000 during 2003 from $23.43 million at December 31, 2002 to $23.81 million at the end of 2003. Book value per share increased to $14.50 at December 31, 2003 from $14.33 at the end of 2002. The increase in stockholders' equity is primarily the result of net income for the year of $1.44 million partially offset by a decline in unrealized gains on available-for-sale securities of $616,000 and dividends declared of $508,000. As a percentage of total assets, the Company's stockholders' equity was 8.71% and 8.30% at December 31, 2003 and 2002, respectively.

Dividends per share of $0.31 were declared in 2003 and $0.30 in 2002, resulting in payments of $508,000 in 2003 and $489,000 in 2002. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.The table below sets forth the capital levels required under OTS regulations and Franklin's actual capital levels at December 31, 2003.

                                       DECEMBER 31, 2003
CAPITAL STANDARD    ACTUAL    REQUIRED   EXCESS   ACTUAL   REQUIRED  EXCESS
                    -------   --------   ------   ------   --------  ------
                                    (Dollars In Thousands)
Core                $22,293    10,837    11,456    8.23%     4.00     4.23
Risk-based          $23,209    13,942     9,267   13.32%     8.00     5.32

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities that amends and clarifies financial accounting and reporting for derivative instruments and hedging activities. The statement classifies loan commitments that relate to the origination of mortgage loans that will be held for sale as derivative instruments by the issuer of the loan commitment. The statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this Statement did not impact the Company's Financial Statements.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity that establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liability and equity. It requires an issuer to classify a financial instrument within the scope of the pronouncement as a liability. Many of those instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003. The Statement does not currently impact the Company because it does not issue these types of financial instruments.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The issuance expands on existing accounting and disclosure requirements relating to the consolidation of variable interest entities (VIE). The issuance also provides the characteristics and definition of a VIE. The Interpretation is effective for all VIE's created after January 31, 2003, and for years beginning after December 15, 2003, for all VIE's created prior to February 1, 2003. The Company does not expect an impact from the adoption of the Interpretation.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of December 31, 2003, there were 375 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 27, 2004, First Franklin's closing sale price as reported on the Nasdaq National Market was $20.10.

                            LOW      HIGH
                           ------   ------
STOCK PRICES FOR THE
QUARTER ENDED:

March 31, 2002             $10.02   $13.75
June 30, 2002               11.30    14.75
September 30, 2002          11.50    13.00
December 31, 2002           11.75    14.01
March 31, 2003              13.00    15.49
June 30, 2003               14.05    16.65
September 30, 2003          14.17    20.49
December 31, 2003           15.26    21.48

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.31 per share during 2003 and $0.30 per share during 2002.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $750,000 during 2003.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Provident Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 26, 2004 at 3:00 p.m.

FORM 10-KSB:
The Company's 2003 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

                     [CLARK, SCHAEFER, HACKETT & CO. LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 23, 2004

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                      ------------------------------
                                                                          2003              2002
                                                                      -------------      -----------
                         ASSETS

Cash, including certificates of deposit and other
     interest-earning deposits of $100,000 and $9,130,000
     at December 31, 2003 and 2002, respectively                      $   2,550,518       15,236,876
Investment securities:
     Securities available-for-sale, at market value (amortized
          cost of  $43,364,590 and $45,291,855 at December 31, 2003
          and 2002, respectively)                                        43,210,566       45,935,031
Mortgage-backed securities:
     Securities available-for-sale, at market value (amortized
          cost of $12,949,594 and $17,716,025 at December 31, 2003
          and 2002, respectively)                                        13,036,113       17,938,877
     Securities held-to-maturity, at amortized cost (market value of $2,084,611 and $4,615,060 at December 31, 2003
          and 2002, respectively)                                         1,957,134        4,351,389
Loans receivable, net                                                   199,936,694      187,754,411
Real estate owned, net                                                      210,133          159,655
Investment in Federal Home Loan Bank
     of Cincinnati stock, at cost                                         4,135,200        3,974,100
Accrued interest receivable:
     Investment securities                                                  305,323          457,463
     Mortgage-backed securities                                              47,500           89,500
     Loans receivable                                                       693,851          767,029
Property and equipment, net                                               3,956,441        3,287,025
Other assets                                                              3,362,397        2,232,604
                                                                      -------------      -----------
                                                                      $ 273,401,870      282,183,960
                                                                      =============      ===========
                        LIABILITIES

Deposits                                                              $ 221,665,737      219,084,042
Borrowed money                                                           25,709,376       37,436,041
Advances by borrowers for taxes and insurance                             1,347,439        1,274,374
Other liabilities                                                           518,891          681,095
                                                                      -------------      -----------
          Total liabilities                                             249,241,443      258,475,552
                                                                      -------------      -----------

Minority interest in consolidated subsidiary                                346,916          281,175
                                                                      -------------      -----------
Commitments (Notes 14 and 16)

                      STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
     authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                                   -                -
     authorized, 2,010,867 shares issued
     in 2003 and 2002.                                                       13,406           13,406
Additional paid-in capital                                                6,189,237        6,189,237
Treasury stock, at cost - 368,309 shares
     in 2003 and  375,696 shares in 2002.                                (3,682,217)      (3,753,053)
Retained earnings, substantially restricted                              21,337,640       20,406,116
Accumulated other comprehensive income:
     Unrealized gain (loss) on available-for-sale securities,
     net of taxes of $(23,000) and $294,500 at
     December  31, 2003 and 2002, respectively                              (44,555)         571,527
                                                                      -------------      -----------
     Total stockholders' equity                                          23,813,511       23,427,233
                                                                      -------------      -----------
                                                                      $ 273,401,870      282,183,960
                                                                      =============      ===========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                  YEARS ENDED DECEMBER 31,
                                          ---------------------------------------
                                             2003           2002          2001
                                          -----------    ----------    ----------
Interest income:
     Loans receivable                     $11,833,792    13,716,160    15,287,278
     Investment securities                  2,177,347     2,001,226     1,386,356
     Mortgage-backed securities               774,626     1,127,205     1,962,576
     Other interest income                     48,803       209,556       301,856
                                          -----------    ----------    ----------
                                           14,834,568    17,054,147    18,938,066
                                          -----------    ----------    ----------
Interest expense:
     Deposits                               6,918,035     8,970,225     9,896,205
     Borrowed funds                         1,868,562     2,627,302     3,533,462
                                          -----------    ----------    ----------
                                            8,786,597    11,597,527    13,429,667
                                          -----------    ----------    ----------
     NET INTEREST INCOME                    6,047,971     5,456,620     5,508,399

Provision for loan losses                     236,000       104,500        65,175
                                          -----------    ----------    ----------
     NET INTEREST INCOME AFTER
          PROVISION FOR LOAN LOSSES         5,811,971     5,352,120     5,443,224
                                          -----------    ----------    ----------

Noninterest income:
     Service fees on NOW accounts             352,862       339,871       298,104
     Gain on loans sold                       722,428       641,244       316,808
     Gain on sale of investments              499,656       336,502        48,296
     Gain on sale of property                       -       303,117             -
     Other income                             516,553       437,983       483,784
                                          -----------    ----------    ----------
                                            2,091,499     2,058,717     1,146,992
                                          -----------    ----------    ----------

Noninterest expense:
     Salaries and employee benefits         2,650,369     2,332,601     2,208,630
     Occupancy                                808,021       722,715       644,486
     Federal deposit insurance premiums        67,420        98,767        92,919
     Service bureau                           365,940       343,921       313,718
     Advertising                              285,549       275,555       265,486
     Taxes, other than income taxes           228,956       213,965       205,432
     Loss on sale of investments                    -       540,126             -
     Other                                  1,322,345     1,301,367     1,178,939
                                          -----------    ----------    ----------
                                            5,728,600     5,829,017     4,909,610
                                          -----------    ----------    ----------
     INCOME BEFORE FEDERAL INCOME TAXES     2,174,870     1,581,820     1,680,606

Provision for federal income taxes            735,037       515,676       533,792
                                          -----------    ----------    ----------
     NET INCOME                           $ 1,439,833     1,066,144     1,146,814
                                          ===========    ==========    ==========

     NET INCOME PER COMMON SHARE:
          Basic                           $      0.88          0.65          0.71
                                          ===========    ==========    ==========
          Diluted                         $      0.85          0.65          0.71
                                          ===========    ==========    ==========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                         YEARS ENDED DECEMBER 31,
                                                                ----------------------------------------
                                                                   2003            2002          2001
                                                                -----------      ---------     ---------
Net Income                                                      $ 1,439,833      1,066,144     1,146,814
Other comprehensive income, net of tax
     Unrealized gain (loss) on available-for-sale securities:
          Unrealized holding gains (losses) during the year        (286,309)       376,260       261,170
               Less: Reclassification adjustment for losses
                    (gains) on investments securities
                    included in net income                         (329,773)       134,392       (31,875)
                                                                -----------      ---------     ---------
COMPREHENSIVE INCOME                                            $   823,751      1,576,796     1,376,109
                                                                ===========      =========     =========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                             Net unrealized
                                                   Additional                gain (loss) on
                                    Common          paid-in      Treasury    available-for-     Retained
                                     stock          capital        stock     sale securities    earnings
                                  -----------      ----------   ----------   ---------------   ----------
BALANCE,
DECEMBER 31, 2000                 $    13,406       6,189,237   (3,888,112)     (168,420)      19,166,329
                                  -----------      ----------   ----------      --------       ----------
Dividends declared ($.30)
     per common share                                                                            (484,164)

Change in net unrealized
     gains on securities
     available-for-sale, net of
     deferred tax of $118,100                                                    229,295

Net income for the year
     ended December 31, 2001                                                                    1,146,814
                                  -----------      ----------   ----------       -------       ----------
BALANCE,
DECEMBER 31, 2001                 $    13,406       6,189,237   (3,888,112)       60,875       19,828,979
                                  -----------      ----------   ----------       -------       ----------
Dividends declared ($.30)
     per common share                                                                            (489,007)

Change in net unrealized
     gains on securities
     available-for-sale, net of
     deferred tax of $263,200                                                    510,652

Issuance of treasury stock                                         135,059

Net income for the year
     ended December 31, 2002                                                                    1,066,144
                                  -----------      ----------   ----------       -------       ----------
BALANCE
DECEMBER 31, 2002                 $    13,406       6,189,237   (3,753,053)      571,527       20,406,116
                                  -----------      ----------   ----------       -------       ----------
Dividends declared ($.31)
     per common share                                                                            (508,309)

Change in net unrealized
     losses on securities
     available-for-sale, net of
     deferred tax of $(317,450)                                                 (616,082)

Issuance of treasury stock                                          70,836

Net income for the year
     ended December 31, 2003                                                                    1,439,833
                                  -----------      ----------   ----------       -------       ----------
BALANCE
DECEMBER 31, 2003                 $    13,406       6,189,237   (3,682,217)      (44,555)      21,337,640
                                  ===========      ==========   ==========       =======       ==========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                 --------------------------------------------
                                                                    2003             2002            2001
                                                                 ------------     -----------     -----------
Cash flows from operating activities:

Net income                                                       $  1,439,833       1,066,144       1,146,814
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Provision for loan losses                                   236,000         104,500          65,175
          Depreciation                                                240,525         203,664         179,171
          Amortization                                                216,939         306,448         219,373
          Deferred income taxes                                       (13,099)         60,690          38,413
          Loss (gain) on sale of investments                         (499,656)        203,624         (48,296)
          Gain on sale of loans                                      (434,733)       (410,776)       (123,183)
          Gain on sale of property and equipment                       (1,018)       (303,117)              -
          FHLB stock dividends                                       (161,100)       (178,400)       (244,800)
          (Increase) decrease in accrued interest receivable          267,318         135,697          (5,501)
          Increase in other assets                                   (205,558)        (10,014)        (66,616)
          Increase (decrease) in other liabilities                   (162,204)        (75,213)        213,824
          Other, net                                                   49,948          35,475          94,116
          Proceeds from sale of loans originated for sale          49,730,318      37,802,329      22,170,193
          Disbursements on loans originated for sale              (46,695,880)    (38,313,075)    (14,858,574)
                                                                 ------------     -----------     -----------
               NET CASH PROVIDED BY
                    OPERATING ACTIVITIES                            4,007,633         627,976       8,780,109
                                                                 ------------     -----------     -----------

Cash flows from investing activities:

     Principal reductions on loans
          and mortgage-backed securities                           78,588,737      89,156,435      67,147,307
     Disbursements on mortgage and
          other loans originated for investment                   (87,375,502)    (66,105,161)    (58,275,882)
     Proceeds from sale of student loans                              497,713       1,182,752         379,072
     Proceeds from sale of SBA loans                                  720,563               -               -
     Purchase of investment securities:
          Available-for-sale                                      (48,804,875)    (43,907,578)    (22,916,358)
     Proceeds from maturities/calls  of investment securities:
          Available-for-sale                                       38,213,642      14,330,000      18,525,000
     Proceeds from the sale of investment securities:
          Available-for-sale                                       13,020,863       8,427,258               -
     Purchase of mortgage-backed securities:
          Available-for-sale                                       (1,003,906)    (13,042,715)              -
     Proceeds from sale of mortgage-backed securities:
          Available-for-sale                                                -       3,512,929       7,528,306
     Purchase of other investments                                   (500,000)              -      (1,000,000)
     Purchase of FHLB stock                                                 -               -        (200,000)
     Capital expenditures                                            (921,544)     (1,226,344)       (688,177)
     Proceeds from sale of real estate owned                          367,696          88,947               -
     Proceeds from sale of property and equipment                      12,000         444,892               -
                                                                 ------------     -----------     -----------
          NET CASH PROVIDED (USED) BY
               INVESTING ACTIVITIES                              $ (7,184,613)     (7,138,585)     10,499,268
                                                                 ------------     -----------     -----------

                                    Continued

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                              YEARS ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                        2003             2002           2001
                                                    ------------      ----------     -----------
Cash flows from financing activities:
     Net increase in deposits                       $  2,581,695      10,146,259      23,407,302
     Issuance of treasury stock                           70,836         135,059               -
     Payment of dividends                               (508,309)       (489,007)       (484,164)
     Repayment of borrowings, net                    (11,726,665)     (9,052,388)    (22,489,394)
     Increase (decrease) in advances by borrowers
          for taxes and insurance                         73,065         (34,717)        (21,353)
                                                    ------------      ----------     -----------
               NET CASH PROVIDED (USED) BY
                    FINANCING ACTIVITIES              (9,509,378)        705,206         412,391
                                                    ------------      ----------     -----------
               NET INCREASE (DECREASE) IN CASH       (12,686,358)     (5,805,403)     19,691,768

Cash at beginning of year                             15,236,876      21,042,279       1,350,511
                                                    ------------      ----------     -----------

CASH AT END OF YEAR                                 $  2,550,518      15,236,876      21,042,279
                                                    ============      ==========     ===========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
          Interest, including interest credited
               to deposit accounts                  $  8,777,099      11,586,610      13,422,109
                                                    ============      ==========     ===========

          Income taxes                              $    615,000         595,000         550,000
                                                    ============      ==========     ===========

Supplemental disclosure of noncash activities:

     Real estate acquired in settlement of loans    $    424,382         179,655          96,451
                                                    ============      ==========     ===========

     Change in unrealized gain (loss) on
          available-for-sale securities             $   (933,533)        773,854         347,394
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

         ORGANIZATION

         First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

         Franklin Savings is an Ohio chartered savings and loan association, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

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

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits with original maturites of less than ninety days.

         INVESTMENT AND MORTGAGE-BACKED SECURITIES

         Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

         Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2003 and 2002 the Company did not hold any trading securities.

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

      The Company sells loans in the secondary market. Mortgage loan sales totaled $49,730,300 and $37,802,300 during 2003 and 2002, respectively.
      The amount of loans held for sale at December 31, 2003 and 2002 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

2. INVESTMENT AND MORTGAGE-BACKED SECURITIES:

   The amortized cost and estimated market values of investment securities are as follows:

                                                      DECEMBER 31, 2003
                                  -----------------------------------------------------------
                                                       GROSS          GROSS         ESTIMATED
                                   AMORTIZED         UNREALIZED     UNREALIZED       MARKET
                                     COST              GAINS          LOSSES         VALUE
                                     ----              -----          ------         -----
Available-for-sale:
   U.S. Treasury securities
      and obligations of U.S.
      Government corporations
      and agencies                $39,609,472         175,337         468,840      39,315,969

   Corporate debt securities        2,554,705          73,360               -       2,628,065

   Obligations of states and
      municipalities                1,200,413          66,119               -       1,266,532
                                  -----------         -------         -------      ----------
                                  $43,364,590         314,816         468,840      43,210,566
                                  ===========         =======         =======      ==========

                                                      DECEMBER 31, 2002
                                  -----------------------------------------------------------
                                                       GROSS           GROSS       ESTIMATED
                                   AMORTIZED         UNREALIZED      UNREALIZED      MARKET
                                     COST              GAINS          LOSSES         VALUE
                                     ----              -----          ------         -----
Available-for-sale:
   U.S. Treasury securities
      and obligations of U.S.
      Government corporations
      and agencies                $35,395,653         549,469           1,888      35,943,234

   Corporate debt securities        8,759,139         133,857          98,763       8,794,233

   Obligations of states and
      municipalities                1,137,063          60,501               -       1,197,564
                                  -----------         -------         -------      ----------
                                  $45,291,855         743,827         100,651      45,935,031
                                  ===========         =======         =======      ==========

   The amortized cost and estimated market value of investment securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                               AMORTIZED       ESTIMATED
                                                 COST         MARKET VALUE
                                                 ----         ------------
Available-for-sale:
   Due in one year or less                    $ 1,045,676       1,061,278
   Due after one year through five years        2,469,443       2,576,923
   Due after five years through ten years      15,210,439      15,009,046
   Due after ten years                         24,639,032      24,563,319
                                              -----------      ----------
                                              $43,364,590      43,210,566
                                              ===========      ==========

   The Company recorded a loss on a bond during the year ended December 31, 2002 totaling $540,126. The loss was recorded through a permanent impairment and subsequent sale of the bond.

      The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                       YEARS ENDED DECEMBER 31,
                               ----------------------------------------
                                  2003            2002          2001
                                  ----            ----          ----
Taxable interest income        $1,959,886      1,754,023      1,075,761
Nontaxable interest income         56,101         68,574         65,699
Dividends                         161,360        178,629        244,896
                               ----------      ---------      ---------
                               $2,177,347      2,001,226      1,386,356
                               ==========      =========      =========

      The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                     DECEMBER 31, 2003
                               -----------------------------------------------------------
                                                    GROSS           GROSS       ESTIMATED
                                AMORTIZED        UNREALIZED       UNREALIZED      MARKET
                                   COST             GAINS           LOSSES        VALUE
                                   ----             -----           ------        -----
Available-for-sale:
   FHLMC certificates          $   214,351           4,742               -         219,093
   FNMA certificates             1,245,301          33,645               -       1,278,946
   GNMA certificates             9,490,680          34,331          13,707       9,511,304
   Collateralized mortgage
     obligations                 1,999,262          27,508               -       2,026,770
                               -----------         -------          ------      ----------
                               $12,949,594         100,226          13,707      13,036,113
                               ===========         =======          ======      ==========

Held-to-maturity:
   FHLMC certificates          $   617,127          43,820               -         660,947
   FNMA certificates               835,358          44,763               -         880,121
   GNMA certificates               504,649          38,894               -         543,543
                               -----------         -------          ------      ----------
                               $ 1,957,134         127,477               -       2,084,611
                               ===========         =======          ======      ==========

                                                      DECEMBER 31, 2002
                               -----------------------------------------------------------
                                                    GROSS            GROSS       ESTIMATED
                                AMORTIZED        UNREALIZED        UNREALIZED      MARKET
                                  COST              GAINS            LOSSES        VALUE
                                  ----              -----            ------        -----
Available-for-sale:
   FHLMC certificates          $   403,505           8,404               -         411,909
   FNMA certificates             1,626,714          33,251             203       1,659,762
   GNMA certificates            13,685,044         188,175               -      13,873,219
   Collateralized mortgage
      obligations                2,000,762               -           6,775       1,993,987
                               -----------         -------           -----      ----------
                               $17,716,025         229,830           6,978      17,938,877
                               ===========         =======           =====      ==========

Held-to-maturity:
   FHLMC certificates          $ 1,365,298          86,349               -       1,451,647
   FNMA certificates             1,758,702          87,809               -       1,846,511
   GNMA certificates             1,227,389          89,513               -       1,316,902
                               -----------         -------           -----      ----------
                               $ 4,351,389         263,671               -       4,615,060
                               ===========         =======           =====       =========

3.    LOANS RECEIVABLE:

      The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and board of directors and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

      Loans receivable, net, consists of the following:

                                                               DECEMBER 31,
                                                    --------------------------------
                                                        2003                2002
                                                        ----                ----
First mortgage loans:
   Principal balances:
      Collateralized by one- to four-
         family residences                          $ 113,479,631        112,895,671
      Collateralized by multi-family properties        13,179,434         13,909,357
      Collateralized by other properties               33,353,700         30,183,524
      Construction loans                                8,840,814         10,677,067
                                                    -------------        -----------
                                                      168,853,579        167,665,619

Less:
      Undisbursed portion of construction loans        (2,286,143)        (2,390,318)
      Net deferred loan origination fees                 (140,478)          (111,549)
                                                    -------------        -----------
         TOTAL FIRST MORTGAGE LOANS                   166,426,958        165,163,752
                                                    -------------        -----------

Consumer and other loans:
   Principal balances:
      Consumer loans                                    1,839,078          1,850,715
      Lines of credit                                  32,026,019         20,965,201
      Loans on savings accounts                           459,565            450,803
      Student loans                                       553,717            507,101
                                                    -------------        -----------
         TOTAL CONSUMER AND OTHER LOANS                34,878,379         23,773,820
                                                    -------------        -----------
Less allowance for loan losses                         (1,368,643)        (1,183,161)
                                                    -------------        -----------
                                                    $ 199,936,694        187,754,411
                                                    =============        ===========

      Activity in the allowance for loan losses is summarized as follows:

                                               YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------
                                         2003               2002             2001
                                         ----               ----             ----
Balance, beginning of year            $ 1,183,161        1,099,731        1,060,048
Provision for loan losses                 236,000          104,500           65,175
Charge-offs and recoveries, net           (20,518)          (1,070)         (25,492)
Transfers to allowance for losses
    on real estate owned                  (30,000)         (20,000)               -
                                      -----------        ---------        ---------
BALANCE, END OF YEAR                  $ 1,368,643        1,183,161        1,099,731
                                      ===========        =========        =========

      It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2003 and 2002 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2003 and 2002 were approximately $2,616,000 and $1,745,000, respectively. Accruing loans over 90 days delinquent were $734,000 and $524,000 as of December 31, 2003 and 2002, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2003 was $48,000. Additional interest income of $70,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $76,568,000, $69,743,000 and $56,654,000 at December
      31, 2003, 2002 and 2001, respectively.

      Mortgage servicing rights of $303,319, $245,198 and $199,297 were capitalized in 2003, 2002 and 2001, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2003 and 2002. The carrying value of the Company's servicing rights totaled approximately $442,000 and $349,000 at December 31, 2003 and 2002. Amortization of mortgage-servicing rights was $209,574, $205,125 and $119,169 for 2003, 2002 and 2001, respectively.

4.    REAL ESTATE OWNED:

      Real estate owned consists of the following:

                                      DECEMBER 31,
                               ------------------------
                                  2003           2002
                                  ----           ----
Real estate owned              $ 240,133        179,655
Less: allowance for losses       (30,000)       (20,000)
                               ---------        -------
                               $ 210,133        159,655
                               =========        =======

      Activity in the allowance for losses on real estate owned is summarized as follows:

                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                               2003        2002          2001
                                               ----        ----          ----
Balance, beginning of year                    20,000       7,000            -
Write-down of property                         7,000      (7,000)       7,000
Transfers from allowance for loan losses      30,000      20,000
                                             -------      ------        -----
BALANCE, END OF YEAR                         $30,000      20,000        7,000
                                             =======      ======        =====

5.    PROPERTY AND EQUIPMENT:

      Property and equipment, net, consists of the following:

                                                       DECEMBER 31,
                                              ----------------------------
                                                  2003             2002
                                                  ----             ----
Buildings and improvements                    $ 1,809,079        1,781,291
Leasehold improvements                          1,991,676        1,049,950
Furniture, fixtures and equipment               2,503,227        2,066,241
                                              -----------        ---------
                                                6,303,982        4,897,482

Accumulated depreciation and amortization      (3,534,076)      (3,334,346)
                                              -----------        ---------
                                                2,769,906        1,563,136
Construction in progress                                -          537,354
Land                                            1,186,535        1,186,535
                                              -----------        ---------
                                              $ 3,956,441        3,287,025
                                              ===========        =========

The Company constructed a new branch location that opened in the first quarter of 2003. The total cost of the building and equipment was approximately $850,000. The former branch location was sold for approximately $444,000 in 2002 generating a gain of approximately $303,000. The gain on the sale has been deferred for income tax purposes via a property exchange agreement.

6.    OTHER ASSETS:

      Included in other assets as of December 31, 2003 and 2002 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,121,000 and $2,106,000 at December 31, 2003 and 2002,
      respectively. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions. Also included in other assets as of December 31, 2003 is a $500,000 investment in a CRA investment fund. The market value of the fund approximates the cost.

7.    DEPOSITS:

      Deposits consist of the following:

                                                    DECEMBER 31, 2003                            DECEMBER 31, 2002
                                         -----------------------------------------    ---------------------------------------
                                         WEIGHTED                         PERCENT     WEIGHTED                       PERCENT
                                         AVERAGE                            OF        AVERAGE                           OF
                                           RATE           AMOUNT          DEPOSITS      RATE           AMOUNT        DEPOSITS
                                           ----           ------          --------      ----           ------        --------
Passbooks                                  0.74%       $ 30,250,034         13.6%       1.26%       $ 29,772,804       13.6%
NOW accounts
        and variable rate
        money market
        savings and
        checking accounts                  0.99          54,349,421         24.5        1.25          50,020,013       22.8
                                                       ------------        -----                    ------------      -----
                                                         84,599,455         38.1                      79,792,817       36.4
                                                       ------------        -----                    ------------      -----

Certificates:
        1-6 month                          1.30          11,180,016          5.0        1.97           9,246,161        4.2
        1 year                             1.61          15,429,334          7.0        2.52          17,356,134        7.9
        18 month                           2.21           9,007,954          4.1        3.15          11,395,512        5.2
        18 month - 5 years                 3.56          40,292,357         18.2        5.46          47,807,882       21.9
        5-8 years                          5.51          58,553,301         26.4        6.10          50,222,813       22.9
        Jumbos                             1.00           2,603,320          1.2        1.75           3,262,723        1.5
                                                       ------------        -----                    ------------      -----
                                                        137,066,282         61.9                     139,291,225       63.6
                                                       ------------        -----                    ------------      -----
        TOTAL DEPOSITS                                 $221,665,737        100.0%                   $219,084,042      100.0%
                                                       ============        =====                    ============      =====

      At December 31, 2003, scheduled maturities of certificates of deposit are as follows:

2004                                                     $  54,246,841
2005                                                        42,352,258
2006                                                        16,173,444
2007                                                         8,555,004
2008                                                        11,431,109
Thereafter                                                   4,307,626
                                                         -------------
                                                         $ 137,066,282
                                                         =============

      Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                          YEARS ENDED DECEMBER 31,
                                  ----------------------------------------
                                     2003            2002           2001
                                     ----            ----           ----
Passbooks                         $  271,974        568,031        598,593
NOW and money market accounts        574,973        725,925        544,723
Certificates                       6,071,088      7,676,269      8,752,889
                                  ----------      ---------      ---------
                                  $6,918,035      8,970,225      9,896,205
                                  ==========      =========      =========

      Certificates of deposit with balances of $100,000 or more totaled approximately $30,646,000 and $29,836,000 at December 31, 2003 and 2002,
      respectively.

8.    BORROWED MONEY:

      Borrowed money at December 31, 2003 consists of the following:

                    AVERAGE        OUTSTANDING
MATURING DURING   INTEREST RATE      BALANCE
---------------   -------------      -------
2004                  1.46%        $ 2,135,077
2005                  5.30           2,150,000
2006                  8.15              52,598
2008                  4.97           5,000,000
2009-2013             6.33          15,098,225
Thereafter            1.48           1,273,476
                                   -----------
                      5.34%        $25,709,376
                                   ===========

      At December 31, 2003 the Company's borrowings consisted of $24,559,376 of fixed-rate loans and $1,150,000 of variable-rate loans.

      The borrowings require principal payments as follows:

2004                             $ 3,577,615
2005                               3,361,094
2006                               1,001,649
2007                                 831,227
2008                               5,695,647
Thereafter                        11,242,144
                                 -----------
                                 $25,709,376
                                 ===========

      As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company's borrowed money are borrowings with a balance of $1,150,000 under a credit line totaling $1.5 million. At December 31, 2003 the Company was in compliance with the bank loan covenants relating to adequate capital ratios.

9.    STOCKHOLDERS' EQUITY:

      Retained earnings are restricted by regulatory requirements and federal income tax requirements.

      In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2003, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,942,000.

      Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2003, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2003.

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

      Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin Savings, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

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

                                               2003           2002          2001
                                               ----           ----          ----
Options outstanding at beginning of year      170,892       175,984       165,610
Granted                                             -             -        45,012
Canceled/Forfeited                               (901)       (3,794)      (34,638)
Exercised                                      (7,347)       (1,298)            -
                                              -------       -------       -------
OPTIONS OUTSTANDING AT END OF YEAR            162,644       170,892       175,984
                                              =======       =======       =======

      All options have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2001 thereby reducing the 2000 options by 50%.

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

                                                2003          2002          2001
                                                ----          ----          ----
Options outstanding at beginning of year       85,006        20,538             -
Granted                                        71,550        65,175        20,538
Canceled/Forfeited                             (1,125)         (707)            -
Exercised                                         (40)            -             -
                                              -------        ------        ------
OPTIONS OUTSTANDING AT END OF YEAR            155,391        85,006        20,538
                                              =======        ======        ======

      All options granted under the 2002 plan have an exercise price between $10.14 and $19.44. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

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

                                    2003           2002           2001
                                    ----           ----           ----
Net income:
     As reported                 $1,439,833      1,066,144      1,146,814
Additional compensation cost        236,392         60,150        104,025
     Pro forma net income         1,203,441      1,005,994      1,042,789
Basic earnings per share
    As reported                  $     0.88           0.65           0.71
Pro forma earnings per share           0.85           0.65           0.71

      The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002, and 2001 respectively: expected volatility of .40 percent, .34 percent, and .11 percent; risk free interest rates of 3.7 percent, 3.9 percent, and 5.3 percent; dividend yields of .31 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10.   REGULATORY MATTERS:

      The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2003, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2003, Franklin Savings meets each of the capital requirements as follows:

                                                       FRANKLIN'S COMPUTED
                                                            CAPITAL AS A
                         COMPUTED       FRANKLIN'S           PERCENT OF
                        REGULATORY       COMPUTED         TOTAL ASSETS OR
                       REQUIREMENTS      CAPITAL       RISK-ADJUSTED ASSETS
                       ------------      -------       --------------------
Tier 1 capital         $10,837,000      22,293,000            8.23%
Risk-based capital      13,942,000      23,209,000           13.32%

      In May 2000, Franklin Savings submitted an Interest Rate Risk Compliance Plan (Plan) to the OTS containing various provisions to reduce its interest rate risk. Franklin Savings met the goal of the Plan during the first quarter of 2001 and the OTS released Franklin Savings from the Plan on September 9, 2002.

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

      The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

                                            DECEMBER 31, 2003                  DECEMBER 31, 2002
                                      -----------------------------      ----------------------------
                                        CARRYING           FAIR            CARRYING          FAIR
                                         AMOUNT            VALUE            AMOUNT           VALUE
                                         ------            -----            ------           -----
Financial assets:
       Cash and cash equivalents      $  2,550,518        2,550,518       15,236,876       15,236,876
       Investment securities            43,210,566       43,210,566       45,935,031       45,935,031
       Mortgage-backed securities       14,993,247       15,121,000       22,290,266       22,554,000
       Loans receivable                199,936,694      200,682,000      187,754,411      189,455,000

Financial liabilities:
       Deposits                        221,665,737      226,086,000      219,084,042      224,661,000
       Borrowed money                   25,709,376       25,824,000       37,436,041       36,761,000

                                                DECEMBER 31, 2003                DECEMBER 31, 2002
                                           ---------------------------      --------------------------
                                           CONTRACTUAL         FAIR         CONTRACTUAL        FAIR
                                              AMOUNT           VALUE          AMOUNT           VALUE
                                              ------           -----          ------           -----
Unrecognized financial instruments:
        Commitments to extend credit       $ 1,978,000       1,978,000       3,769,000       3,769,000
        Unfunded construction loans          2,286,000       2,286,000       2,390,000       2,390,000
        Undisbursed home equity
        and commercial lines of credit      16,596,000      16,596,000      11,822,000      11,822,000

12.   FEDERAL INCOME TAXES:

      The components of income tax expense are as follows:

                         YEARS ENDED DECEMBER 31,
                  --------------------------------------
                     2003           2002          2001
                     ----           ----          ----
Federal:
     Current      $ 748,136        454,986       495,379
     Deferred       (13,099)        60,690        38,413
                  ---------        -------       -------
                  $ 735,037        515,676       533,792
                  =========        =======       =======

      Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

                                            YEARS ENDED DECEMBER 31,
                                   ---------------------------------------
                                      2003            2002           2001
                                      ----            ----           ----
Tax at statutory rates             $ 739,456        537,819        571,406
Benefit of tax exempt interest       (15,305)       (18,130)       (15,846)
Other                                 10,886         (4,013)       (21,768)
                                   ---------        -------        -------
                                   $ 735,037        515,676        533,792
                                   =========        =======        =======

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                    -------------------------
                                                       2003            2002
                                                       ----            ----
Deferred tax asset arising from:
             Allowance for loan losses              $  518,600         438,400
             Deferred loan fees and costs               11,500          17,200
             Depreciation                                    -          49,900
             Investment in partnership                 216,200         144,800
             Unrealized loss on securities              23,000               -
             Other, net                                 56,400          57,000
                                                    ----------      ----------
             TOTAL DEFERRED TAX ASSETS                 825,700         707,300
                                                    ----------      ----------

Deferred tax liability arising from:

             Depreciation                              (27,500)              -
             FHLB stock                               (673,900)       (619,100)
             Like-kind exchange                       (103,100)       (103,100)
             Unrealized gain on securities                   -        (294,400)
                                                    ----------      ----------
             TOTAL DEFERRED TAX LIABILITIES           (804,500)     (1,016,600)
                                                    ----------      ----------
             NET DEFERRED TAX ASSET (LIABILITY)     $   21,200        (309,300)
                                                    ==========      ==========

      Net deferred tax assets (liabilities) and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13.   BENEFIT PLANS:

      The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

      In 1996 the Company implemented a noncontributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $185,400, $170,400 and $166,400 for the years ended December 31, 2003, 2002 and 2001, respectively.

      The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2003, 2002 and 2001. At December 31, 2003, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

      All ESOP shares are considered outstanding for purposes of computing earning per share for 2003, 2002 and 2001. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2003, the ESOP held 182,424 allocated shares and 1,500 shares committed to be allocated.

14.   LEASE COMMITMENTS:

      The Company, as lessee, leases certain facilities under operating leases which expire over the next twenty years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

Year ending December 31:
         2004                       $    162,096
         2005                            123,854
         2006                            103,117
         2007                            104,917
         2008                            106,717
         Thereafter                      979,646
                                    ------------
                                    $  1,580,347
                                    ============

      Rent expense was $205,114, $201,644 and $141,306 in 2003, 2002 and 2001,
      respectively.

      The Company, as lessor, leases a portion of its administrative office under operating leases which expire over the next five years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

Year ending December 31:
        2004                      $      97,632
        2005                            100,701
        2006                             75,917
        2007                             72,545
        2008                             30,367
                                  -------------
                                  $     377,162
                                  =============

15.   LOANS TO RELATED PARTIES:

      Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2003. The following is an analysis of the activity of such loans for the years indicated:

                                           YEARS ENDED DECEMBER 31,
                               ---------------------------------------------
                                   2003              2002             2001
                                   ----              ----             ----
Balance, beginning of year     $ 1,753,475        1,658,456        1,740,655
Loans originated                   670,694          175,952           21,595
Repayments                         (89,196)         (80,933)         (45,492)
Loans under threshold                    -                -          (58,302)
New director                       463,184                -                -
                               -----------        ---------        ---------
BALANCE, END OF YEAR           $ 2,798,157        1,753,475        1,658,456
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

      At December 31, 2003, the Company's total commitment to extend credit was approximately $1,978,000, and the Company had commitments to disburse construction loans of approximately $2,286,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $16,596,000.

17.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

      The following condensed balance sheets as of December 31, 2003 and 2002 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2003 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                     ------------------------------
                                                                         2003              2002
                                                                         ----              ----
                            ASSETS
Cash                                                                 $    281,602            68,461
Investment in Franklin Savings                                         22,153,052        21,987,179
Other assets                                                            3,161,041         2,993,537
                                                                     ------------        ----------

                                                                     $ 25,595,695        25,049,177
                                                                     ============        ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Borrowings                                                           $  1,150,000         1,095,008
Liabilities                                                               632,184           526,936
Preferred stock - $.01 par value, 500,000 shares authorized,
   none issued and outstanding                                                  -                 -
Common stock - $.01 par value, 2,500,000 shares authorized,
   2,010,867 shares issued in 2003 and 2002.                               13,406            13,406
Additional paid-in capital                                              6,189,237         6,189,237
Treasury stock, at cost - 368,309 shares
   in 2003 and  375,696 shares in 2002.                                (3,682,217)       (3,753,053)
Retained earnings                                                      21,337,640        20,406,116
Net unrealized gain (loss) on available-for-sale securities
   of parent and subsidiary                                               (44,555)          571,527
                                                                     ------------        ----------
                                                                     $ 25,595,695        25,049,177
                                                                     ============        ==========

17.   FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
      CONTINUED:

                         CONDENSED STATEMENTS OF INCOME

                                                            YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                    2003              2002             2001
                                                    ----              ----             ----
Equity in earnings of Franklin Savings          $ 1,531,955        1,090,291        1,163,986
Interest income                                       1,031            1,252           19,655
Operating expenses                                 (404,045)        (360,156)        (309,343)
Other Income                                        228,192          242,157          238,966
Federal income tax benefit                           82,700           92,600           33,550
                                                -----------        ---------        ---------
   NET INCOME                                   $ 1,439,833        1,066,144        1,146,814
                                                ===========        =========        =========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------
                                                             2003             2002             2001
                                                             ----             ----             ----
Cash flows from operating activities:
   Net income                                            $ 1,439,833        1,066,144        1,146,814
   Equity in earnings of Franklin Savings                 (1,531,955)      (1,090,291)      (1,163,986)
   Dividend received from Franklin Savings                   750,000                -                -
   Change in other assets and liabilities                   (112,256)         (65,683)          (4,771)
                                                         -----------       ----------       ----------
            NET CASH PROVIDED (USED) BY
               OPERATING ACTIVITIES                          545,622          (89,830)         (21,943)
                                                         -----------       ----------       ----------

Cash flows from investing activities:
   Net repayments of loans to Franklin Savings                     -          125,000          500,000
   Purchase of investment from Franklin Savings                    -       (1,095,008)               -
                                                         -----------       ----------       ----------
            NET CASH PROVIDED (USED) BY
               INVESTING ACTIVITIES                                -         (970,008)         500,000
                                                         -----------       ----------       ----------

Cash flows from financing activities:
   Payment of dividends                                     (508,309)        (489,007)        (484,164)
   Borrowed money                                            104,992        1,220,008                -
   Issuance of treasury stock                                 70,836          260,059                -
                                                         -----------       ----------       ----------
            NET CASH PROVIDED (USED)
               BY FINANCING ACTIVITIES                      (332,481)         991,060         (484,164)
                                                         -----------       ----------       ----------

            Net increase (decrease) in cash                  213,141          (68,778)          (6,107)
Cash at beginning of year                                     68,461          137,239          143,346
                                                         -----------       ----------       ----------
   CASH AT END OF YEAR                                   $   281,602           68,461          137,239
                                                         ===========       ==========       ==========

      In 2002, Franklin Savings sold its $1 million investment in Financial Institutions Partners III. L.P. to First Franklin. The investment was sold at the estimated fair market value of $1,095,008. First Franklin financed this transaction with borrowings from a bank. The gain on the sale from this transaction is eliminated in consolidation.

18.   MADISON SERVICE CORPORATION:

      In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2003, is presented:

                                  BALANCE SHEET

                         ASSETS
Cash                                                           $ 256,221
Other assets                                                      15,000
                                                               ---------
                                                               $ 271,221
                                                               =========

          LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities                                                    $      75
Equity                                                           271,146
                                                               ---------
                                                               $ 271,221
                                                               =========

               STATEMENT OF OPERATIONS

Revenues:
   Interest Income                                             $   4,396
   Service fees and other                                          5,949
Operating expenses                                                (3,102)
                                                               ---------
INCOME BEFORE FEDERAL INCOME TAX                                   7,243
Federal income tax                                                 2,463
                                                               ---------
NET INCOME                                                     $   4,780
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

c.    Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding     $110,000
Retained earnings                                    161,146
                                                    --------
                                                    $271,146
                                                    ========

19.   EARNINGS PER SHARE:

      Earnings per share (EPS) for the years ended December 31, 2003, 2002 and 2001 are calculated as follows:

                                                  FOR THE YEAR ENDED DECEMBER 31, 2003
                                                 ---------------------------------------
                                                   INCOME          SHARES      PER-SHARE
                                                 (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                 -----------   -------------     ------
BASIC EPS
Income available to common stockholders          $1,439,833      1,638,591     $   0.88
                                                                               ========
Effect of dilutive securities:
   Stock options
   1997 and 2002 Plan                                     -         49,396
                                                 ----------      ---------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                            $1,439,833      1,687,987     $   0.85
                                                 ==========      =========     ========

                                                  FOR THE YEAR ENDED DECEMBER 31, 2002
                                                 ---------------------------------------
                                                   INCOME          SHARES      PER-SHARE
                                                 (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                 -----------   -------------    ------
BASIC EPS
Income available to common stockholders          $1,066,144      1,628,260     $   0.65
                                                                               ========
Effect of dilutive securities:
   Stock options
   1997 and 2002 Plan                                     -              -
                                                 ----------      ---------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                            $1,066,144      1,628,260     $   0.65
                                                 ==========      =========     ========

                                                  FOR THE YEAR ENDED DECEMBER 31, 2001
                                                 ---------------------------------------
                                                   INCOME          SHARES      PER-SHARE
                                                 (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                 -----------   -------------    ------
BASIC EPS
Income available to common stockholders          $1,146,814      1,613,873     $   0.71
                                                                               ========
Effect of dilutive securities:
   Stock options
   1997 Plan                                              -              -
                                                 ----------      ---------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                            $1,146,814      1,613,873     $   0.71
                                                 ==========      =========     ========

      The effect of the stock options was anti-dilutive for the years ended December 31, 2002 and 2001, therefore the stock options were not included in the dilutive EPS for those periods.

20.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      All adjustments necessary for a fair statement of operations for each period have been included.

                                                       2003
                                                       ----
                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                    --------------------------------------------
                                      FIRST       SECOND     THIRD     FOURTH
                                     QUARTER     QUARTER    QUARTER    QUARTER
                                     -------     -------    -------    -------
Interest income                       $3,943      3,714      3,615      3,563
Interest expense                       2,433      2,273      2,140      1,941
                                      ------      -----      -----      -----

   NET INTEREST INCOME                 1,510      1,441      1,475      1,622
Provision for loan losses                 61         53         72         50
                                      ------      -----      -----      -----
   NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES           1,449      1,388      1,403      1,572

Noninterest income                       565        637        592        298
Noninterest expense                    1,400      1,486      1,410      1,433
                                      ------      -----      -----      -----
INCOME BEFORE FEDERAL
   INCOME TAXES                          614        539        585        437
Federal income taxes                     207        183        192        153
                                      ------      -----      -----      -----
   NET INCOME                         $  407        356        393        284
                                      ======      =====      =====      =====
Earnings per common share
   BASIC                              $ 0.25       0.22       0.24       0.17
                                      ======      =====      =====      =====
   DILUTED                            $ 0.25       0.21       0.23       0.16
                                      ======      =====      =====      =====

                                                           2002
                                                           ----
                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                        --------------------------------------------
                                          FIRST     SECOND       THIRD     FOURTH
                                         QUARTER    QUARTER     QUARTER    QUARTER
                                         -------    -------     -------    -------
Interest income                          $4,366      4,299       4,304      4,085
Interest expense                          3,044      2,966       2,887      2,700
                                         ------      -----       -----      -----
   NET INTEREST INCOME                    1,322      1,333       1,417      1,385
Provision  for loan losses                   19         29          28         29
                                         ------      -----       -----      -----
   NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES           1,303      1,304       1,389      1,356

Noninterest income                          254        301         596        908
Noninterest expense                       1,300      1,992       1,411      1,126
                                         ------      -----       -----      -----
INCOME BEFORE FEDERAL
   INCOME TAXES                             257       (387)        574      1,138

Federal income taxes                         80       (142)        187        391
                                         ------      -----       -----      -----
   NET INCOME                            $  177       (245)        387        747
                                         ======      =====       =====      =====
Earnings per common share
   BASIC                                 $ 0.11      (0.15)       0.24       0.45
                                         ======      =====       =====      =====
   DILUTED                               $ 0.11      (0.15)       0.24       0.45
                                         ======      =====       =====      =====

                           FIRST FRANKLIN CORPORATION

OFFICERS                                   DIRECTORS

Thomas H. Siemers                          Richard H. Finan
    President - CEO                            Attorney

Daniel Voelpel                             Donald E. Newberry, Sr.
    Vice President - CFO                       Pastor, Lee Chapel AME Church

Gretchen Schmidt                           John L. Nolting
    Secretary - Treasurer                      President and CEO, DataTech
                                               Services, Inc.

                                           Thomas H. Siemers
                                                President and CEO

                                           Mary W. Sullivan
                                                Attorney


                        FRANKLIN SAVINGS & LOAN COMPANY

OFFICERS                                   DIRECTORS

Thomas H. Siemers                          Richard H. Finan
    President - CEO
                                           John J. Kuntz
David E. Haerr
    Vice President - CLO                   Donald E. Newberry, Sr.

Daniel Voelpel                             John L. Nolting
    Vice President - CFO
                                           Gretchen J. Schmidt
Gretchen Schmidt
    Vice President - COO                   Thomas H. Siemers

Larry Spitzmueller                         Mary W. Sullivan
    Vice President - Compliance &
    Internal Audit


CHIEF COUNSEL                              DIRECTORS EMERITI

Maurice A. Niehaus                         Mary J. Hunter

                                           Francis J. Macke

                                           James E. Hoff, S.J.