Form 10KSB, Exhibit 13
period 2004-12-31
FIRST FRANKLIN CORP
filed 2005-03-29
CIK 742161

                                                                      EXHIBIT 13

LETTER TO OUR SHAREHOLDERS

2004 saw more consolidation in the financial services industry. A major commercial bank and large savings and loan were both acquired by out-of-town financial institutions. Our motto "Here Today, Here Tomorrow", continues to define our commitment to our shareholders, customers, employees and the Cincinnati community.

Rising interest rates and the resulting decline in mortgage originations had a negative impact on 2004 earnings. In the low rate environment experienced during the past few years, Franklin originated record levels of fixed-rate mortgages, which it sold in the secondary market, generating substantial profits. A high percentage of the fixed-rate mortgages originated previously, were refinances of existing adjustable-rate and higher rate fixed-rate loans. The rising rates during 2004 ended this refinancing activity and caused consumer preference to switch from fixed-rate to adjustable-rate mortgages.

In September, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be pursued through commercial loan growth, enhancing the core products and services we offer and the use of state-of the-art technology to improve efficiency and customer service.

The upgrade and renovation of the Forest Park branch was completed in August. Our Delhi branch is scheduled to be remodeled during the second quarter of 2005. With the completion of the remodeling of our Delhi branch, all of our offices will be state-of the-art banking facilities. We are also in the process of upgrading our products and services to make banking easier and more convenient for our customers. This will include "no surcharge" access at over 160 ATM locations in the Greater Cincinnati area and thousands of locations nationally. At Franklin Savings we strive to give our customers a "small" bank feeling with "big" bank services.

On February 1, 2005, Intrieve, Incorporated, the provider of our data processing services, announced that it had signed an agreement to be acquired by Harland Financial Solutions, Inc. The acquisition is subject to approval by the Intrieve shareholders and the satisfaction of other terms and conditions in the contract and is expected to close by the beginning of April 2005. We do not believe that this will impact our day-to-day operations. Both Franklin Savings and its subsidiary, Madison Service Corporation, have an investment in Intrieve. If the acquisition is completed, a pretax profit of $600,000 will be realized.

I would like to welcome two new members to our Senior Management team. Gregory
W. Meyers has joined us as Vice President-Chief Lending Officer and John Owens as Vice President of Special Projects. These gentlemen have combined experience of over fifty years in our business.

We thank you for your continued confidence and support as we continue our dedication to meet and exceed your expectations.

Respectfully submitted,

/s/ Thomas H. Siemers
-------------------
Thomas H. Siemers
President and CEO

                             SELECTED FINANCIAL DATA

                                                   AT DECEMBER 31,
                                ----------------------------------------------------
                                  2004       2003       2002       2001       2000
                                --------   --------   --------   --------   --------
                                               (Dollars in thousands)
FINANCIAL CONDITION DATA:
   Total assets                 $273,968   $273,402   $282,184   $279,696   $277,694
   Cash                           10,083      2,551     15,237     21,042      1,351
   Loans receivable, net         202,948    199,937    187,754    202,555    206,040
   Mortgage-backed securities
      Available-for-sale          12,313     13,036     17,939     14,097     30,993
      Held-to-maturity             1,159      1,957      4,351      7,423     11,145
   Investments
      Available-for-sale          30,741     43,211     45,935     24,328     19,940
   Deposit accounts              219,704    221,666    219,084    208,938    185,530
   Borrowings                     27,600     25,709     37,436     46,488     68,978
   Stockholders' equity           24,110     23,814     23,427     22,204     21,312

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------
                                            2004          2003          2002          2001         2000
                                         ----------    ----------    ----------    ----------   ----------
                                                  (Dollars in thousands except per share data)
OPERATIONS DATA:
   Total interest income                 $   13,634    $   14,835    $   17,054    $   18,938   $   18,831
   Total interest expense                     7,529         8,787        11,597        13,430       12,672
                                         ----------    ----------    ----------    ----------   ----------
   Net interest income                        6,105         6,048         5,457         5,508        6,159
   Provision for loan losses                    417           236           105            65           84
                                         ----------    ----------    ----------    ----------   ----------
   Net interest income after
      provision for loan losses               5,688         5,812         5,352         5,443        6,075
   Noninterest income                         1,196         2,092         2,059         1,147          670
   Noninterest expense                        5,919         5,729         5,829         4,909        4,577
                                         ----------    ----------    ----------    ----------   ----------

   Income before taxes                          965         2,175         1,582         1,681        2,168
   Provision for federal
    income tax                                  292           735           516           534          707
                                         ----------    ----------    ----------    ----------   ----------
   Net income                            $      673    $    1,440    $    1,066    $    1,147   $    1,461
                                         ==========    ==========    ==========    ==========   ==========
OTHER DATA:
   Interest rate spread
      during period                            2.21%         2.12%         1.84%         1.79         2.02%
   Interest rate spread at
      end of period                            2.29          2.39          2.15          1.78         2.01
   Return on assets                            0.24          0.52          0.38          0.42         0.56
   Return on equity                            2.80          6.05          4.72          5.18         7.22
   Dividend payout ratio                      78.33         35.30         45.87         42.22        33.16
   Equity to assets ratio                      8.80          8.71          8.30          7.94         7.67
   Ratio of average interest-
      earning assets to average
      interest-bearing liabilities           104.52        105.14        104.76        105.58       107.38
   Non-performing assets as
      a percent of total assets
      at end of period                         1.16          1.30          0.86          0.43         0.37
   Full service offices                           7             7             7             7            6
PER SHARE DATA:
   Net income per common share
      Basic                              $     0.41    $     0.88    $     0.65    $     0.71   $     0.90
                                         ==========    ==========    ==========    ==========   ==========
      Diluted                            $     0.39    $     0.85    $     0.65    $     0.71   $     0.90
                                         ==========    ==========    ==========    ==========   ==========
   Book value per common share           $    14.57    $    14.50    $    14.33    $    13.75   $    13.21
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

First Franklin's mission is to provide high quality, cost effective financial products and services which accrue to the benefit of its customers, employees, shareholders, and the communities it serves. This mission will be accomplished by adhering to the following values:

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

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve, Incorporated., a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. DirectTeller has substantially completed development of a Customer Relationship Management (CRM) system which is designed to be integrated with a "Voice over Internet Protocol (VOIP)" telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and is using the CRM program.

FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At September 30, 2004, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.36 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership.

In September 2004, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be pursued through commercial loan growth, enhancing the core products and services we offer and the use of technology to improve efficiency and customer service. In that regard, the Company has established a computer training center at the Corporate Office and implemented a computer training program, signed an agreement to allow its customers access to the ATM's of a major commercial bank without being surcharged, began a redesign of its website and hired a commercial loan officer.

During 2003, Franklin renovated its office located at 7615 Reading Road, in the Valley Shopping Center, adding an ATM and drive-thru windows. As part of our ongoing plan to update our offices, during the spring of 2004 we made minor interior cosmetic changes and installed an ATM at the office located at 1100 West Kemper Road. During 2005, Franklin intends to renovate its branch at 5015 Delhi Pike in Cincinnati.

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

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (1) interest rate risk - the risk to net interest income caused by the impact of changes in interest rates; (2) credit risk - the possibility that borrowers will not be able to repay their debts; (3) liquidity risk - the possibility that the Company will not be able to fund present and future obligations; and (4) operating risk - the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.

INTEREST RATE RISK

Interest rate risk management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

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

      Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months, resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates.

      Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest earning assets and interest-bearing liabilities.

      Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to the prime rate or U. S. Treasury-based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.

      Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio and may increase the percentage of adjustable-rate loans that are originated.

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

During 2004, many of Franklin's deposit customers opted to switch from short-term investments to longer term deposits due to an increase in long-term deposit rates. As a result, Franklin experienced a $6.55 million decrease in core deposits and a $8.43 million increase in certificates with an original term of three years or more. It is anticipated that as deposit rates increase from current levels, additional core deposit balances will shift to certificates or other higher-yielding investments. The rising rates caused consumer preference to shift from fixed-rate to adjustable-rate loans, which are generally offered at lower rates and lower the institution's interest rate risk. Franklin retains adjustable-rate loans in its portfolio so the sale of fixed-rate loans declined to $6.35 million in 2004 from $49.73 million during 2003.

The following table utilizes the "net portfolio value (NPV)" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2004. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates. The Company's Interest Rate Risk Policy has established minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2004, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

                            NET INTEREST INCOME                   NET PORTFOLIO VALUE
                 -----------------------------------------   ------------------------------
   CHANGE IN
INTEREST RATES    ESTIMATED      $ CHANGE       % CHANGE     ESTIMATED     NPV     POLICY
(BASIS POINTS)     $ VALUE    FROM CONSTANT  FROM CONSTANT    $ VALUE     RATIO  GUIDELINES
--------------   -----------  -------------  -------------   ---------    -----  ----------
                           (Dollars in thousands)
  +300           $     6,806     $    11         0.16%       $  22,006     8.31%    4.00%
  +200                 6,975         180         2.65           24,851     9.20     5.00
  +100                 6,958         163         2.40           27,065     9.84     6.00
   0                   6,795           -            -           28,178    10.10     6.75
  -100                 6,293        (502)       (7.39)          26,861     9.56     6.00

The above table sets forth the change in net interest income that would result from a change in Franklin's net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 300 and 200 basis points because it is not possible for rates to decline 200-300 basis points from current levels. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity inbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or "gap," between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The following table sets forth Franklin's interest rate sensitivity gap as of December 31, 2004. As shown below, the one year cumulative gap is $51.02 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decline and, conversely, increase as rates rise. A prolonged period of rising interest rates could be expected to adversely affect Franklin's interest rate risk position, but as the above table indicates, would improve its net interest income.

                               3 MONTHS  4 TO 6  7 TO 12  1 TO 3  3 TO 5  5 TO 10  10 TO 20    >20
                                OR LESS  MONTHS   MONTHS   YEARS   YEARS   YEARS     YEARS    YEARS   TOTAL
                               --------  ------  -------  ------  ------  -------  --------  ------  -------
                                                          (Dollars in thousands)
ASSETS:
Real estate loans;
   One- to four-family
      Adjustable-rate          $ 21,917  18,392   25,462   7,623                -        -        -   73,394
      Fixed-rate                  3,815   3,368    5,691  14,439   7,552    7,474     3,591     671   46,601
   Construction loans                 -       -      159     217       -        -         -       -      376
   Multifamily and
    non-residential
      Adjustable-rate             2,134   2,114    4,165  15,754  14,062        -         -       -   38,229
      Fixed-rate                    374     379      777   3,365   3,817      684         -       -    9,396
Consumer loans                   20,398     136      262     911     442        -         -       -   22,149
Commercial loans                 10,656       -        -       -       -        -         -       -   10,656
Mortgage-backed securities        4,668   2,818    4,937     339     225      295       105       -   13,387
Investments                      12,625       -        -   1,095   3,669   15,065    10,933       -   43,387
                               --------  ------  -------  ------  ------  -------  --------  ------  -------
  Total rate sensitive assets  $ 76,587  27,207   41,453  43,743  29,767   23,518    14,629     671  257,575

LIABILITIES:
Fixed maturity deposits        $ 20,435  19,502   31,446  41,055  29,212        -         -       -  141,650
Transaction accounts              1,292   1,202    2,159   6,105   3,434    3,368       989      59   18,608
Money market deposit accounts     2,535   2,293    3,952   9,824   4,410    3,107       476       8   26,605
Passbook accounts                 2,005   1,866    3,352   9,480   5,332    5,229     1,535      92   28,891
Borrowings                          180   1,278      734   1,825  16,741    4,847       845       -   26,450
                               --------  ------  -------  ------  ------  -------  --------  ------  -------
   Total rate sensitive
      liabilities              $ 26,447  26,141   41,643  68,289  59,129   16,551     3,845     159  242,204

Cumulative gap                 $ 50,140  51,206   51,016  26,470  (2,892)   4,075    14,859  15,371
                               ========  ======  =======  ======  ======  =======  ========  ======
Cumulative gap as a
percentage of total assets        18.50%  18.90    18.83    9.77   (1.07)    1.50      5.48    5.67

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 8% to 97%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 13% to 22%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 5% to 83% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin's lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed monthly by Franklin's Compliance Officer, to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin's Chief Executive Officer.

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

The following table sets forth Franklin's non-performing assets as of the dates indicated.

                                          AT DECEMBER 31,
                                      ---------------------
                                        2004           2003
                                      -------         -----
                                      (Dollars in thousands)
Non-accruing loans                    $ 2,338         2,616
Accruing loans ninety days or
   more past due                          827           734
Repossessed assets                          -           210
                                      -------         -----
Total non-performing assets           $ 3,165         3,560
                                      =======         =====

As indicated by the table above, non-performing assets decreased $395,000 during 2004. The Company has placed additional emphasis on reducing these problem assets. During 2005, the Company will continue to monitor the level of these assets and strive to further reduce them.

Franklin maintains an allowance for possible losses on loans and repossessed assets. The allowance for loan losses consists of allocated and unallocated components. Management's analysis of the allocated portion of the allowance is based on the Asset Classification Committee's review of specific loans. Factors included in the Committee's evaluation are past history with the customer, value of the property, the general financial condition of the borrower, and the payment history.

The unallocated portion of the allowance for loan losses is determined based on management's assessment of historical loss experience, economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination inherently involves a higher degree of uncertainty, considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.

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

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. During 2004, Franklin increased the amount it contributed to loan loss reserves due to unanticipated losses on a commercial mortgage loans and certain commercial lines of credit. In management's opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

                                          YEARS ENDED DECEMBER 31,
                                          ------------------------
                                            2004              2003
                                          ---------          -----
                                           (Dollars in thousands)
Beginning balance                         $   1,399          1,203

Charge-offs
   One- to four-family                          110             40
   Multifamily                                    -              -
   Non-residential                              181              -
   Consumer and lines of credit                  97              -
                                          ---------          -----
                                                388             40
                                          ---------          -----
Recoveries
   One- to four-family                            2              -
   Multifamily                                    -              -
   Non-residential                                -              -
   Consumer and lines of credit                   -              -
                                          ---------          -----
                                                  2              -
                                          ---------          -----
Net charge-offs                                 386             40
Additions charged to operations                 417            236
                                          ---------          -----
Ending balance                            $   1,430          1,399
                                          =========          =====
Ratio of net charge-offs to
   average loans outstanding                   0.19%         0.021%

Ratio of net charge-offs to
   average non-performing assets              11.48%          1.34%
                                          =========          =====

LIQUIDITY RISK

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

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $4.94 million to $40.82 million at December 31, 2004.

Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2004 and 2003.

                                                           YEARS ENDED DECEMBER 31,
                                                           -----------------------
                                                              2004           2003
                                                           ---------       -------
                                                           (Dollars in thousands)
Operating activities:
   Net income                                              $     673         1,440
   Adjustments to reconcile net income
      to net cash provided by
      operating activities                                       (36)        2,568
                                                           ---------       -------
Net cash provided by operating activities                        637         4,008
Net cash provided (used) by investing activities               7,340        (7,185)
Net cash used by financing activities                           (445)       (9,509)
                                                           ---------       -------
Net increase (decrease) in cash and cash equivalents           7,532       (12,686)
Cash and cash equivalents at beginning of year                 2,551        15,237
                                                           ---------       -------
Cash and cash equivalents at end of year                   $  10,083         2,551
                                                           =========       =======

Operating activities include the sale of fixed-rate single-family mortgage loans of $6.35 million during 2004 and $49.73 million during 2003. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2004, interest rates on fixed-rate loans were higher than rates experienced during the past few years, so consumer demand for fixed-rate loans declined and the demand for adjustable-rate loans increased, which reduced the number of fixed-rate loans available for sale in 2004 compared to 2003. Franklin also sells all student loans originated to a third party. Student loan sales of $720,000 at a profit of $9,000 occurred during 2004 compared to sales of $492,000 at a profit of $6,100 during 2003.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2004 totaled $62.10 million compared to $78.59 million during 2003. Loan disbursements, including loans originated for sale, during 2004 were $68.69 million compared to $134.07 million during 2003. The decline in loan disbursements reflects a decline in the refinancings experienced during the past few years, due to increases in market interest rates.

The Company purchased $3.16 million of mortgage-backed securities during 2004 compared to $1.00 million during 2003. Investment securities purchases during 2004 were $9.00 million and maturities/calls were $15.01 million. During 2003, investment securities purchases were $48.80 million and maturities/calls were $38.21 million. The decrease in the maturities/calls during 2004 is the result of increasing interest rates, which resulted in decreased calls of investment securities. Also during 2004, Franklin purchased $3.0 million of bank owned life insurance.

Also during 2004, the Company sold $6.50 million of agency and corporate debt securities at a profit of $135,000. The proceeds from these sales were reinvested in available-for-sale agency securities. In 2003, the Company sold $12.58 million of agency and corporate debt securities at a profit of $441,000.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $1.96 million to $219.70 million at December 31, 2004 from $221.66 million at December 31, 2003. Net of interest credited, deposits decreased by $7.41 million during 2004 as compared to a $3.47 million decrease during 2003. Due to the rising interest rate environment during 2004, consumers moved funds from core deposit accounts to higher yielding certificates of deposit. As a result, core deposits decreased $6.55 million and certificates increased $4.58 million during 2004. The table below sets forth the deposit flows by type of account, including interest credited, during 2004 and 2003.

                                         YEARS ENDED DECEMBER 31,
                                         -----------------------
                                            2004           2003
                                         ---------        ------
                                          (Dollars in thousands)
Passbook deposits                        $  (1,359)          478
NOW / Super NOW deposits                       809        (1,490)
MMDA deposits                               (5,996)        5,819
                                         ---------        ------
Total                                       (6,546)        4,807

Certificates of deposit:
   7-31 day                                    109            88
   91 day                                     (341)          421
   Six month                                (1,291)        1,424
   One year                                 (1,289)       (1,928)
   Eighteen month                           (2,787)       (2,387)
   Two year                                  2,328         2,968
   Three year                               (2,607)       (7,311)
   Thirty-nine month                         1,115        (3,171)
   Five year                                 9,921         8,331
   Jumbo certificates                         (577)         (660)
   Other                                         3             -
                                         ---------        ------
Total                                        4,584        (2,225)
                                         ---------        ------
Total deposit increase (decrease)        $  (1,962)        2,582
                                         =========        ======

Borrowings increased $1.89 million to $27.60 million at December 31, 2004. This increase is primarily the result of the acquisition of long-term borrowings at favorable rates. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.

At December 31, 2004, Franklin had outstanding commitments to originate or purchase $2.04 million of mortgage loans or mortgage-backed securities, as compared to $1.98 million at December 31, 2003. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $16.13 million at December 31, 2004, compared to $16.60 million at December 31, 2003. During the next twelve months, approximately $71.38 million of certificates of deposit are scheduled to mature and $2.19 million of borrowings mature or have required repayments. Based on past history, it is anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $110.75 million from the Federal Home Loan Bank ("FHLB").

RESULTS OF OPERATIONS

The Company had net income of $673,000 for the year ended December 31, 2004. This represents a 0.24% return on average assets and a 2.80% return on average stockholders' equity. Book value per share at December 31, 2004 was $14.57. Net income for the year ended December 31, 2003 was $1.44 million and returns on average assets and average equity for 2003 were 0.52% and 6.05%, respectively. Net income for the year ended December 31, 2002 was $1.07 million after recognizing a $356,000 after tax loss on the sale of a WorldCom bond held in Franklin's investment portfolio. This represents a 0.38% return on average assets and a 4.72% return on average stockholders' equity. Net income for 2002 before the loss on the WorldCom bond was $1.42 million, resulting in a 0.51% return on average assets and a 6.30% return on average stockholders' equity. The $1.21 million decrease in 2004 net income before taxes when compared to 2003 reflects a decrease of $903,000 in profits on the sale of loans and investments, and increases of $181,000 in the provision for loan losses, $57,000 in net interest income and $190,000 in operating expenses.

NET INTEREST INCOME.

Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 1.0% during 2004 to $6.11 million from $6.05 million in 2003 due to an increase in the interest rate spread from 2.12% for 2003 to 2.21% for 2004. During the same period, net earning assets decreased to $11.25 million from $12.93 million at the end of 2003. The purchase of $3.00 million of bank owned life insurance is a major reason for the decline in net earning assets.

                                           2004                           2003                           2002
                                         --------                       --------                       --------
                              AVERAGE    INTEREST            AVERAGE    INTEREST            AVERAGE    INTEREST
                            OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/
                              BALANCE      PAID     RATE     BALANCE      PAID     RATE     BALANCE      PAID     RATE
                           ------------  --------  ------  -----------  --------  ------  -----------  --------  ------
                                                              (Dollars in thousands)
Interest-earning assets:

 Loans receivable (1)      $    201,936    11,425   5.66%      192,034   11,834    6.16%    194,724     13,716    7.04%
 Mortgage-backed
   securities (2)                14,727       534   3.63        18,291      775    4.24      21,775      1,127    5.18
 Investments (2)                 39,169     1,502   3.83        50,272    2,065    4.11      47,046      2,032    4.32
 FHLB stock                       4,212       173   4.11         4,047      161    3.98       3,877        179    4.62
                           ------------  --------              -------   ------             -------     ------
   Total interest-earning
     assets                $    260,044    13,634   5.24%      264,644   14,835    5.61%    267,422     17,054    6.38%
                           ============  ========              =======   ======             =======     ======
Interest-bearing
   liabilities:
 Demand and NOW deposits   $     51,765       522   1.01%       53,184      575    1.08%     40,971        726    1.77%
 Savings deposits                29,777       221   0.74        30,544      272    0.89      26,809        568    2.12
 Certificates of deposit        140,715     5,359   3.81       136,793    6,071    4.44     145,982      7,676    5.26
 Borrowings                      26,540     1,427   5.38        31,189    1,869    5.99      41,518      2,627    6.33
                           ------------  --------              -------   ------             -------     ------
   Total interest-bearing
     liabilities           $    248,797     7,529   3.03%      251,710    8,787    3.49%    255,280     11,597    4.54%
                           ============  ========              =======   ======             =======     ======
Net interest income                      $  6,105                         6,048                          5,457
                                         ========                        ======                         ======
Interest rate spread                                2.21%                          2.12%                          1.84%
                                                    ====                           ====                           ====
Net earning assets         $     11,247                         12,934                       12,142
                           ============                         ======                       ======
Net yield on average
 interest-earning assets                            2.35%                          2.29%                          2.04%
                                                    ====                           ====                           ====
Average interest-earning
 assets to average
 interest-bearing
 liabilities                                 1.05%                         1.05%                          1.05%
                                         ========                        ======                         ======

(1) Calculated net of deferred loan fees, loans in process and loss reserves.

(2) Investments classified as available-for-sale included at amortized cost, not fair value.-

RATE/VOLUME ANALYSIS. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of, and rates earned or paid, on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2004, net interest income increased $57,000 compared to a $591,000 increase during 2003. The income earned on assets decreased $1.20 million, due to a decline in the yield earned on total interest-earning assets from 5.61% to 5.24%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 6.16% to 5.66%, a decrease in the yield on mortgage-backed securities from 4.24% to 3.63% and a decrease in the yield on investments from 4.11% to 3.83%. The decline in the yield earned on interest-earning assets is due to the overall decrease in market interest rates during the second half of 2003 and the beginning of 2004 . During the same period, however, interest expense decreased $1.26 million due to a decrease in the average cost of funds from 3.49% to 3.03%. The decrease in the average cost of funds reflects a decrease in the cost of certificates from 4.44% to 3.81% and decreases in the cost of borrowings, savings deposits and demand deposit accounts.

                                             2004 VS 2003                   2003 VS 2002
                                             ------------                   ------------
                                          INCREASE                       INCREASE
                                         (DECREASE)       TOTAL         (DECREASE)      TOTAL
                                           DUE TO        INCREASE         DUE TO       INCREASE
                                      VOLUME      RATE  (DECREASE)  VOLUME     RATE   (DECREASE)
                                     --------    ------ ----------  ------   --------  ---------
                                                        Dollars in thousands
Interest income attributable to:
 Loans receivable (1)                $    695    (1,104)    (409)    (187)     (1,695)  (1,882)
 Mortgage-backed securities              (138)     (102)    (240)    (166)       (186)    (352)
 Investments                             (433)     (131)    (564)     115         (82)      33
 FHLB stock                                 7         5       12        8         (26)     (18)
                                     --------    ------   ------     ----      ------   ------
 Total interest income               $    131    (1,332)  (1,201)    (230)     (1,989)  (2,219)
                                     ========    ======   ======     ====      ======   ======
Interest expense attributable to:
 Demand and NOW deposits             $    (15)      (38)     (53)     490        (641)    (151)
 Savings deposits                          (7)      (44)     (51)      94        (390)    (296)
 Certificates of deposit                  180)     (892)    (712)    (462)     (1,143)  (1,605)
 Borrowings                              (261)     (181)    (442)    (625)       (133)    (758)
                                     --------    ------   ------     ----      ------   ------
 Total interest expense              $   (103)   (1,155)  (1,258)    (503)     (2,307)  (2,810)
                                     ========    ======   ======     ====      ======   ======
Increase (decrease) in
 net interest income                 $    234      (177)      57      273         318      591
                                     ========    ======   ======     ====      ======   ======

(1) Includes non-accruing loans.

AVERAGE YIELDS AND RATES PAID. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

                                                   AT DECEMBER 31,
                                              -------------------------
                                              2004       2003      2002
                                              ----       ----      ----
Weighted average yield on:
    Loans receivable (1)                      5.71%      5.80%     6.71%
    Mortgage-backed securities                3.67       3.81      4.66
    Investments (2)                           3.69       4.14      4.38
    FHLB stock                                4.25       4.00      4.50
                                              ----       ----      ----
       Combined weighted average yield on
           interest-earning assets            5.29       5.39      6.04
                                              ----       ----      ----
Weighted average rate paid on:
    Demand and NOW deposits                   0.91       0.99      1.25
    Savings deposits                          0.74       0.74      1.26
    Certificates of deposit                   3.73       3.65      4.82
    Borrowings                                5.29       5.33      6.06
                                              ----       ----      ----
       Combined weighted average rate paid
           on interest-bearing liabilities    3.00       3.00      3.89
                                              ----       ----      ----
Interest rate spread                          2.29%      2.39%     2.15%
                                              ====       ====      ====

(1)   Includes impact of non-accruing loans.

(2)   Yields reflected have not been calculated on a tax equivalent basis.

PROVISION FOR LOAN LOSSES. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $416,900 for 2004, $236,000 for 2003, and $104,500 for 2002. During 2004,
Franklin increased the amount it contributed to loan loss reserves due to unanticipated losses on a commercial real estate loan and two commercial lines of credit. Assets classified as substandard and loss at December 31, 2004 decreased by 24.73% to $3.50 million, while non-performing assets decreased by 11.10% to $3.17 million. It is management's opinion that the level of reserves at December 31, 2004 is adequate to protect Franklin against reasonably foreseeable losses.

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

NONINTEREST INCOME. Noninterest income was $1.20 million for 2004, compared to $2.09 million for 2003 and $2.06 million for 2002. Current year income included profits of $183,000 on the sale of mortgage loans, profits of $135,000 on the sale of investments, service fees of $348,000 earned on checking and money market accounts, and income of $2,000 from Madison and $64,000 from DirectTeller. Profits on the sale of loans and investments were $1.22 million in 2003 and $978,000 in 2002. During 2002, the Company also realized a $303,000 profit on the sale of a branch office building. Noninterest income during 2003 and 2002 included service fees on checking and money market accounts of $353,000 and $340,000, respectively. Rising interest rates during 2004 caused consumer demand for adjustable-rate mortgages to increase and the refinancing activity experienced during the past few years to decline. This reduced the amount of fixed-rate loans originated, reducing the profits on the sale of fixed-rate loans.

NONINTEREST EXPENSE. Noninterest expense was $5.92 million, $5.73 million and $5.83 million for the years ended December 31, 2004, 2003 and 2002, respectively. As a percentage of average assets, total noninterest expenses were 2.15%, 2.06%, and 2.09% for the three years, respectively. Noninterest expense in 2002 included a $540,000 loss on the sale of the WorldCom bond. Excluding the loss on the WorldCom bond, noninterest expense as a percent of average assets for 2002 was 1.89%. The following table shows the major noninterest expense items and their percent of change during 2004 and 2003.

                                       PERCENT               PERCENT
                                       INCREASE              INCREASE
                               2004   (DECREASE)   2003     (DECREASE)   2002
                             -------- ----------   -----    ----------   -----
                                           (Dollars in thousands)
Compensation                 $  2,319     6.6%     2,175        14.0%    1,908
Employee benefits                 479     0.8        475        11.8       425
Office occupancy                  877     8.5        808        11.8       723
FDIC insurance                     33   (50.7)        67       (32.3)       99
Data processing                   375     2.5        366         6.4       344
Marketing                         269    (5.9)       286         3.6       276
Professional fees                 175    25.9        139       (14.7)      163
Supervisory expense               138     4.5        132       (15.9)      157
Taxes, other than income          243     6.1        229         7.0       214
Loss on sale of investments         -       -          -      (100.0)      540
Other                           1,011    (3.9)     1,052         7.3       980
                             --------   -----      -----     -------     -----
   Total                     $  5,919     3.3%     5,729        (1.7)%   5,829
                             ========   =====      =====     =======     =====

The increase in compensation reflects a decrease in the amount offset against compensation to compensate for the cost of originating loans due to decreased loan originations. The increase in occupancy expense reflects the increased rent and depreciation associated with the remodeling of branch offices during 2003 and 2004 and the increase in professional fees reflects increased legal and accounting fees primarily relating to compliance with the Sarbanes-Oxley Act of 2002.

PROVISION FOR FEDERAL INCOME TAXES. Provisions for federal income taxes were $292,000, $735,000, and $516,000 in 2004, 2003 and 2002, respectively. The effective federal income tax rates for 2004, 2003, and 2002 were 30.2%, 33.8% and 32.6%, respectively. The tax rate decline during 2004 is due to the tax exempt income on bank owned life insurance. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in
Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL

The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to ensure a strong capital position and satisfy regulatory requirements. The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $297,000 during 2004 from $23.81 million at December 31, 2003 to $24.11 million at the end of 2004. Book value per share increased to $14.57 at December 31, 2004 from $14.50 at the end of 2003. The increase in stockholders' equity is primarily the result of net income for the year of $673,000, the increase in unrealized gains on available-for-sale securities of $20,000 and the issuance of treasury stock of $131,000 which were offset by dividends declared of $527,000. As a percentage of total assets, the Company's stockholders' equity was 8.80% and 8.71% at December 31, 2004 and 2003, respectively.

Dividends per share of $0.32 were declared in 2004 and $0.31 in 2003, resulting in payments of $527,000 in 2004 and $508,000 in 2003. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin's actual capital levels at December 31, 2004.

                                                   DECEMBER 31, 2004
CAPITAL STANDARD         ACTUAL        REQUIRED         EXCESS         ACTUAL  REQUIRED  EXCESS
                      ------------    ----------      ----------       ------  --------  ------
Core                  $ 22,336,000    10,841,000      11,495,000         8.24%   4.00     4.24
Risk-based            $ 23,104,000    13,887,000       9,217,000        13.31%   8.00     5.31

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS No. 123R establishes the accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123R requires that the cost resulting from all share based payment transactions be recognized in the financial statements. The statement eliminates the ability to account for share based compensation transactions, including stock option grants, using the intrinsic value method and generally requires instead that such transactions be accounted for using a fair value based method. The Statement replaces FASB No. 123 and supersedes Accounting Principles Board No. 25. The pronouncement is effective for non-accelerated entities for periods beginning after December 15, 2005 with early application allowed. Management is currently evaluating the effect of the pronouncement on the financial statements.

                              CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of December 31, 2004, there were 366 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2005, First Franklin's closing sale price as reported on the Nasdaq National Market was $18.94.

STOCK PRICES FOR THE
QUARTER ENDED:                                         LOW        HIGH
                                                    --------    --------
March 31, 2003                                      $  13.00    $  15.49
June 30, 2003                                          14.05       16.65
September 30, 2003                                     14.17       20.49
December 31, 2003                                      15.26       21.48
March 31, 2004                                         16.41       21.00
June 30, 2004                                          17.70       19.00
September 30, 2004                                     18.67       22.00
December 31, 2004                                      19.00       21.35

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.32 per share during 2004 and $0.31 per share during 2003.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $750,000 during each of 2004 and 2003.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:

National City Bank, Cleveland, Ohio

SPECIAL COUNSEL:

Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:

The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 25, 2005 at 3:00 p.m.

FORM 10-KSB:

The Company's 2004 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

                           CLARK,SCHAEFER,HACKETT&CO.
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark,Schaefer,Hackett&Co.

Cincinnati, Ohio
February 3, 2005

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                     -----------------------------
                                                                                          2004            2003
                                                                                     --------------   ------------
                                     ASSETS

Cash, including certificates of deposit and other
   interest-earning deposits of $6,100,000 and $100,000
   at December 31, 2004 and 2003, respectively                                       $   10,082,631      2,550,518
Investment securities:
   Securities available-for-sale, at market value (amortized
      cost of $30,861,948 and $43,364,590 at December 31, 2004
      and 2003, respectively)                                                            30,740,542     43,210,566
Mortgage-backed securities:
   Securities available-for-sale, at market value (amortized
      cost of $12,228,956 and $12,949,594 at December 31, 2004
      and 2003, respectively)                                                            12,312,624     13,036,113
   Securities held-to-maturity, at amortized cost (market value of $1,214,679 and $2,084,611 at December 31, 2004
      and 2003, respectively)                                                             1,159,213      1,957,134
Loans receivable, net                                                                   202,947,750    199,936,694
Real estate owned, net                                                                            -        210,133
Investment in Federal Home Loan Bank
   of Cincinnati stock, at cost                                                           4,308,300      4,135,200
Accrued interest receivable:
   Investment securities                                                                    258,497        305,323
   Mortgage-backed securities                                                                40,900         47,500
   Loans receivable                                                                         691,308        693,851
Property and equipment, net                                                               4,174,921      3,956,441
Bank owned life insurance                                                                 3,041,459              -
Other assets                                                                              4,210,275      3,362,397
                                                                                     --------------   ------------
                                                                                     $  273,968,420    273,401,870
                                                                                     ==============   ============
                                   LIABILITIES

Deposits                                                                             $  219,703,873    221,665,737
Borrowed money                                                                           27,600,491     25,709,376
Advances by borrowers for taxes and insurance                                             1,406,162      1,347,439
Other liabilities                                                                           738,993        518,891
                                                                                     --------------   ------------
      Total liabilities                                                                 249,449,519    249,241,443
                                                                                     --------------   ------------
Minority interest in consolidated subsidiary                                                408,457        346,916
                                                                                     --------------   ------------
Commitments (Notes 15 and 17)

                              STOCKHOLDERS' EQUITY

Preferred stock - $.01 par value, 500,000 shares
   authorized, none issued and outstanding
Common stock - $.01 par value, 2,500,000 shares                                                   -              -
   authorized, 2,010,867 shares issued
   in 2004 and 2003.                                                                         13,406         13,406
Additional paid-in capital                                                                6,189,237      6,189,237
Treasury stock, at cost - 356,161 shares
   in 2004 and 368,309 shares in 2003.                                                   (3,550,867)    (3,682,217)
Retained earnings, substantially restricted                                              21,483,606     21,337,640
Accumulated other comprehensive income:
   Unrealized loss on available-for-sale securities,
   net of taxes of $(12,800) and $(23,000) at
   December 31, 2004 and 2003, respectively                                                 (24,938)       (44,555)
                                                                                     --------------   ------------
   Total stockholders' equity                                                            24,110,444     23,813,511
                                                                                     --------------   ------------
                                                                                     $  273,968,420    273,401,870
                                                                                     ==============   ============

                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        2004             2003             2002
                                                                   ---------------    -----------     -----------
Interest income:
   Loans receivable                                                $    11,424,480     11,833,792      13,716,160
   Investment securities                                                 1,625,769      2,177,347       2,001,226
   Mortgage-backed securities                                              534,148        774,626       1,127,205
   Other interest income                                                    49,302         48,803         209,556
                                                                   ---------------    -----------     -----------
                                                                        13,633,699     14,834,568      17,054,147
                                                                   ---------------    -----------     -----------
Interest expense:
   Deposits                                                              6,101,991      6,918,035       8,970,225
   Borrowed funds                                                        1,427,246      1,868,562       2,627,302
                                                                   ---------------    -----------     -----------
                                                                         7,529,237      8,786,597      11,597,527
                                                                   ---------------    -----------     -----------
   NET INTEREST INCOME                                                   6,104,462      6,047,971       5,456,620

Provision for loan losses                                                  416,900        236,000         104,500
                                                                   ---------------    -----------     -----------
   NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                                         5,687,562      5,811,971       5,352,120
                                                                   ---------------    -----------     -----------
Noninterest income:
   Service fees on NOW accounts                                            347,789        352,862         339,871
   Gain on loans sold                                                      183,393        722,428         641,244
   Gain on sale of investments                                             135,459        499,656         336,502
   Gain on sale of property                                                      -              -         303,117
   Other income                                                            529,488        516,553         437,983
                                                                   ---------------    -----------     -----------
                                                                         1,196,129      2,091,499       2,058,717
                                                                   ---------------    -----------     -----------
Noninterest expense:
   Salaries and employee benefits                                        2,797,567      2,650,369       2,332,601
   Occupancy                                                               877,186        808,021         722,715
   Federal deposit insurance premiums                                       33,250         67,420          98,767
   Service bureau                                                          375,235        365,940         343,921
   Advertising                                                             268,952        285,549         275,555
   Taxes, other than income taxes                                          242,969        228,956         213,965
   Loss on sale of investments                                                   -              -         540,126
   Other                                                                 1,323,392      1,322,345       1,301,367
                                                                   ---------------    -----------     -----------
                                                                         5,918,551      5,728,600       5,829,017
                                                                   ---------------    -----------     -----------
   INCOME BEFORE FEDERAL INCOME TAXES                                      965,140      2,174,870       1,581,820

Provision for federal income taxes                                         291,681        735,037         515,676
                                                                   ---------------    -----------     -----------
   NET INCOME                                                      $       673,459      1,439,833       1,066,144
                                                                   ===============    ===========     ===========
   NET INCOME PER COMMON SHARE:
      Basic                                                        $          0.41           0.88            0.65
                                                                   ===============    ===========     ===========
      Diluted                                                      $          0.39           0.85            0.65
                                                                   ===============    ===========     ===========

                See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ---------------------------------
                                                                                  2004        2003        2002
                                                                               ---------   ---------   ---------
Net Income                                                                     $ 673,459   1,439,833   1,066,144
Other comprehensive income, net of tax
  Unrealized gain (loss) on available-for-sale securities:
     Unrealized holding gains (losses) during the year                           109,020    (286,309)    376,260
        Less: Reclassification adjustment for losses
             (gains) on investments securities
             included in net income                                              (89,403)   (329,773)    134,392
                                                                               ---------   ---------   ---------
COMPREHENSIVE INCOME                                                           $ 693,076     823,751   1,576,796
                                                                               =========   =========   =========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        Net Unrealized
                                                          Additional                    Gain (Loss) On
                                            Common         Paid-In      Treasury         Available-For-    Retained
                                             Stock         Capital        Stock         Sale Securities    Earnings
                                           ---------      ----------    ----------      ---------------  -----------
BALANCE,
DECEMBER 31, 2001                          $  13,406       6,189,237    (3,888,112)            60,875     19,828,979
                                           ---------      ----------    ----------        -----------    -----------
Dividends declared ($.30)
   per common share                                                                                         (489,007)

Change in net unrealized
   gain (loss) on securities
   available-for-sale, net of
   deferred tax of $263,200                                                                   510,652

Issuance of treasury stock                                                 135,059

Net income for the year
   ended December 31, 2002                                                                                 1,066,144
                                           ---------      ----------    ----------        -----------    -----------
BALANCE,
DECEMBER 31, 2002                          $  13,406       6,189,237    (3,753,053)           571,527     20,406,116
                                           ---------      ----------    ----------        -----------    -----------
Dividends declared ($.31)
   per common share                                                                                         (508,309)

Change in net unrealized
   gain (loss) on securities
   available-for-sale, net of
   deferred tax of $(317,450)                                                                (616,082)

Issuance of treasury stock                                                  70,836

Net income for the year
   ended December 31, 2003                                                                                 1,439,833

                                           ---------      ----------    ----------        -----------    -----------
BALANCE
DECEMBER 31, 2003                          $  13,406       6,189,237    (3,682,217)           (44,555)    21,337,640
                                           ---------      ----------    ----------        -----------    -----------
Dividends declared ($.32)
   per common share                                                                                         (527,493)

Change in net unrealized
   gain (loss) on securities
   available-for-sale, net of
   deferred tax of $10,200                                                                     19,617

Issuance of treasury stock                                                 131,350

Net income for the year
   ended December 31, 2004                                                                                   673,459
                                           ---------      ----------    ----------        -----------    -----------
BALANCE
DECEMBER 31, 2004                          $  13,406       6,189,237    (3,550,867)           (24,938)    21,483,606
                                           =========      ==========    ==========        ===========    ===========

                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                --------------------------------------------
                                                                                    2004           2003             2002
                                                                                ------------    -----------      -----------
Cash flows from operating activities:

Net income                                                                      $    673,459      1,439,833        1,066,144
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Provision for loan losses                                                      416,900        236,000          104,500
      Depreciation                                                                   306,806        240,525          203,664
      Amortization                                                                    93,743        216,939          306,448
      Deferred income taxes                                                          (92,721)       (13,099)          60,690
      Loss (gain) on sale of investments                                            (135,459)      (499,656)         203,624
      Gain on sale of loans                                                         (131,912)      (434,733)        (410,776)
      Gain on sale of property and equipment                                               -         (1,018)        (303,117)
      FHLB stock dividends                                                          (173,100)      (161,100)        (178,400)
      Bank owned life insurance earnings                                             (41,459)             -                -
      Decrease in accrued interest receivable                                         55,969        267,318          135,697
      Increase in other assets                                                      (305,102)      (205,558)         (10,014)
      Increase (decrease) in other liabilities                                       220,102       (162,204)         (75,213)
      Other, net                                                                    (307,594)        49,948           35,475
      Proceeds from sale of loans originated for sale                              6,353,829     49,730,318       37,802,329
      Disbursements on loans originated for sale                                  (6,296,350)   (46,695,880)     (38,313,075)
                                                                                ------------    -----------      -----------
          NET CASH PROVIDED BY
             OPERATING ACTIVITIES                                                    637,111      4,007,633          627,976
                                                                                ------------    -----------      -----------
Cash flows from investing activities:
   Principal reductions on loans
      and mortgage-backed securities                                              62,100,709     78,588,737       89,156,435
   Disbursements on mortgage and
      other loans originated for investment                                      (62,391,460)   (87,375,502)     (66,105,161)
   Proceeds from sale of student loans                                               728,618        497,713        1,182,752
   Proceeds from sale of SBA loans                                                 1,373,938        720,563                -
   Purchase of loans                                                                (125,000)             -                -
   Purchase of investment securities:
      Available-for-sale                                                          (8,997,270)   (48,804,875)     (43,907,578)
   Proceeds from maturities/calls of investment securities:
      Available-for-sale                                                          15,005,863     38,213,642       14,330,000
   Proceeds from the sale of investment securities:
      Available-for-sale                                                           6,630,469     13,020,863        8,427,258
   Purchase of mortgage-backed securities:
      Available-for-sale                                                          (3,159,917)    (1,003,906)     (13,042,715)
   Proceeds from sale of mortgage-backed securities:
      Available-for-sale                                                                   -              -        3,512,929
   Purchase of other investments                                                    (500,000)      (500,000)               -
   Purchase of bank owned life insurance                                          (3,000,000)             -                -
   Capital expenditures                                                             (525,286)      (921,544)      (1,226,344)
   Proceeds from sale of real estate owned                                           223,922        367,696           88,947
   Improvements to REO properties                                                    (24,915)             -                -
   Proceeds from sale of property and equipment                                            -         12,000          444,892
                                                                                ------------    -----------      -----------
      NET CASH PROVIDED (USED) BY
          INVESTING ACTIVITIES                                                  $  7,339,671     (7,184,613)      (7,138,585)
                                                                                ------------    -----------      -----------

                                   Continued
                 See accompanying notes to financial statements.

                    FIRST FRANKLIN CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                   YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------------------
                                                                      2004                   2003                2002
                                                                  -------------           ----------          ----------
Cash flows from financing activities:
   Net increase (decrease) in deposits                            $  (1,961,864)           2,581,695          10,146,259
   Issuance of treasury stock                                            94,850               70,836             135,059
   Payment of dividends                                                (527,493)            (508,309)           (489,007)
   Proceeds from (repayment of) borrowed funds, net                   1,891,115          (11,726,665)         (9,052,388)
   Increase (decrease) in advances by borrowers
      for taxes and insurance                                            58,723               73,065             (34,717)
                                                                  -------------           ----------          ----------
          NET CASH PROVIDED (USED) BY
             FINANCING ACTIVITIES                                      (444,669)          (9,509,378)            705,206
                                                                  -------------           ----------          ----------

          NET INCREASE (DECREASE) IN CASH                             7,532,113          (12,686,358)         (5,805,403)

Cash at beginning of year                                             2,550,518           15,236,876          21,042,279
                                                                  -------------           ----------          ----------
CASH AT END OF YEAR                                               $  10,082,631            2,550,518          15,236,876
                                                                  =============           ==========          ==========
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest, including interest credited
          to deposit accounts                                     $   7,562,837            8,777,099          11,586,610
                                                                  =============           ==========          ==========
      Income taxes                                                $     365,000              615,000             595,000
                                                                  =============           ==========          ==========
Supplemental disclosure of noncash activities:

   Real estate acquired in settlement of loans                    $           -              424,382             179,655
                                                                  =============           ==========          ==========
   Change in unrealized gain (loss) on
      available-for-sale securities                               $      29,817             (933,533)            773,854
                                                                  =============           ==========          ==========

   Stock issued as compensation                                   $      36,500                    -                   -
                                                                  =============           ==========          ==========

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

      Franklin Savings is an state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

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

      The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company it is not exposed to any significant credit risk on cash and cash equivalents.

      INVESTMENT AND MORTGAGE-BACKED SECURITIES

      Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

      Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2004 and 2003 the Company did not hold any trading securities.

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

      A loan is defined as impaired when based on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multifamily residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

      The Company sells loans in the secondary market. Mortgage loan sales totaled $6,353,800 and $49,730,300 during 2004 and 2003, respectively. The amount of loans held for sale at December 31, 2004 and 2003 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

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

      ADVERTISING

      The Company expenses all advertising costs as incurred.

2. INVESTMENT AND MORTGAGE-BACKED SECURITIES:

      The amortized cost and estimated market values of investment securities are as follows:

                                                                 DECEMBER 31, 2004
                                      -----------------------------------------------------------------------
                                                                 GROSS                GROSS        ESTIMATED
                                         AMORTIZED             UNREALIZED          UNREALIZED        MARKET
                                           COST                  GAINS               LOSSES          VALUE
                                      ---------------          ----------          ----------      ----------
Available-for-sale:
     U.S. Treasury securities
      and obligations of U.S.
      Government corporations
      and agencies                    $    29,896,700              52,883             191,049      29,758,534

     Obligations of states and
      municipalities                          965,248              21,751               4,991         982,008
                                      ---------------              ------             -------      ----------

                                      $    30,861,948              74,634             196,040      30,740,542
                                      ===============              ======             =======      ==========

                                                                 DECEMBER 31, 2003
                                      -----------------------------------------------------------------------
                                                                 GROSS               GROSS         ESTIMATED
                                         AMORTIZED             UNREALIZED          UNREALIZED        MARKET
                                           COST                  GAINS               LOSSES          VALUE
                                      ---------------          ----------          ----------      ----------
Available-for-sale:
     U.S. Treasury securities
      and obligations of U.S.
      Government corporations
      and agencies                    $    39,609,472             175,337             468,840      39,315,969

     Corporate debt securities              2,554,705              73,360                   -       2,628,065

     Obligations of states and
      municipalities                        1,200,413              66,119                   -       1,266,532
                                      ---------------             -------             -------      ----------
                                      $    43,364,590             314,816             468,840      43,210,566
                                      ===============             =======             =======      ==========

      The amortized cost and estimated market value of investment securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

                                                                               ESTIMATED
                                                       AMORTIZED COST         MARKET VALUE
                                                     -------------------      ------------
Available-for-sale:
   Due in one year or less                           $           100,020           100,555
   Due after one year through five years                       4,763,935         4,767,444
   Due after five years through ten years                     15,065,295        14,992,379
   Due after ten years                                        10,932,698        10,880,164
                                                     -------------------        ----------
                                                     $        30,861,948        30,740,542
                                                     ===================        ==========

      Gross proceeds on sale of investments were $6,630,469, $13,020,863 and $8,427,258 for the years ended December 31, 2004, 2003 and 2002, respectively. Gross realized gains for the years ended December 31, 2004, 2003 and 2002 were $135,459, $499,656 and 336,502. The Company realized a loss on a bond during the year ended December 31, 2002 totaling $540,126. The loss was recorded through a permanent impairment and subsequent sale of the bond.

      The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

                                               YEARS ENDED DECEMBER 31,
                                      ------------------------------------------
                                          2004             2003          2002
                                      -------------      ---------     ---------
Taxable interest income               $   1,400,299      1,959,886     1,754,023
Nontaxable interest income                   52,210         56,101        68,574
Dividends                                   173,260        161,360       178,629
                                      -------------      ---------     ---------
                                      $   1,625,769      2,177,347     2,001,226
                                      =============      =========     =========

      The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                                     DECEMBER 31, 2004
                                      ------------------------------------------------------------------------------
                                                                  GROSS             GROSS                 ESTIMATED
                                        AMORTIZED              UNREALIZED         UNREALIZED                MARKET
                                           COST                   GAINS             LOSSES                   VALUE
                                      -------------            ----------         ----------              ----------
Available-for-sale:
   FHLMC certificates                 $     152,911               4,285                  -                   157,196
   FNMA certificates                        808,084              15,456                  -                   823,540
   GNMA certificates                      9,607,517              46,795              6,030                 9,648,282
   Collateralized mortgage
     obligations                          1,660,444              23,162                  -                 1,683,606
                                      -------------              ------              -----                ----------
                                      $  12,228,956              89,698              6,030                12,312,624
                                      =============              ======              =====                ==========

Held-to-maturity:
   FHLMC certificates                 $     405,039              28,109                  -                   433,148
   FNMA certificates                        501,017               7,885                  -                   508,902
   GNMA certificates                        253,157              19,472                  -                   272,629
                                      -------------              ------              -----                ----------
                                      $   1,159,213              55,466                  -                 1,214,679
                                      =============              ======              =====                ==========

                                                                    DECEMBER 31, 2003
                                      ------------------------------------------------------------------------------
                                                                GROSS                GROSS                 ESTIMATED
                                         AMORTIZED            UNREALIZED           UNREALIZED               MARKET
                                           COST                 GAINS                LOSSES                  VALUE
                                      ------------            ----------           ----------             ----------
Available-for-sale:
   FHLMC certificates                 $    214,351               4,742                    -                  219,093
   FNMA certificates                     1,245,301              33,645                    -                1,278,946
   GNMA certificates                     9,490,680              34,331               13,707                9,511,304
   Collateralized mortgage
      obligations                        1,999,262              27,508                    -                2,026,770
                                      ------------             -------               ------               ----------
                                      $ 12,949,594             100,226               13,707               13,036,113
                                      ============             =======               ======               ==========
Held-to-maturity:
   FHLMC certificates                 $    617,127              43,820                    -                  660,947
   FNMA certificates                       835,358              44,763                    -                  880,121
   GNMA certificates                       504,649              38,894                    -                  543,543
                                      ------------             -------               ------               ----------
                                      $  1,957,134             127,477                    -                2,084,611
                                      ============             =======               ======               ==========

      The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2004.


                                Less than 12 Months            12 Months or Longer         Total
                          -----------------------------  ------------------------------  ----------
                              Fair           Unrealized       Fair           Unrealized    Fair            Unrealized
                             Value             Losses        Value             Losses      Value             Losses
                          -----------        ----------    ----------        ----------  ----------        ----------
U.S Treasury
 securities and
 obligations of U.S.
 Government Agencies      $ 8,204,601          13,341      11,796,895           177,708  20,001,496         191,049
Obligations of state
 and municipalities           455,009           4,991               -                 -     455,009           4,991
Mortgage-backed
 securities                 2,205,958           2,882       1,039,719             3,148   3,245,677           6,030
                          -----------          ------      ----------           -------  ----------         -------
                          $10,865,568          21,214      12,836,614           180,856  23,702,182         202,070
                          ===========          ======      ==========           =======  ==========         =======
Number of
Investments                             11                              12                            23

      Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

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

      Loans receivable, net, consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                  2004             2003
                                                            ----------------    -----------
First mortgage loans:
   Principal balances:
     Collateralized by one- to four-family residences       $    118,732,809    113,479,631
     Collateralized by multifamily properties                     10,245,014     13,179,434
     Collateralized by other properties                           35,434,334     33,353,700
     Construction loans                                            8,723,018      8,840,814
                                                            ----------------    -----------
                                                                 173,135,175    168,853,579
Less:
     Undisbursed portion of construction loans                    (2,162,113)    (2,286,143)
     Net deferred loan origination fees                             (188,927)      (140,478)
                                                            ----------------    -----------
        TOTAL FIRST MORTGAGE LOANS                               170,784,135    166,426,958
                                                            ----------------    -----------
Consumer and other loans:
   Principal balances:
     Consumer loans                                                2,019,383      1,839,078
     Lines of credit                                              30,794,029     32,026,019
     Loans on savings accounts                                       389,945        459,565
     Student loans                                                   390,508        553,717
                                                            ----------------    -----------
        TOTAL CONSUMER AND OTHER LOANS                            33,593,865     34,878,379
                                                            ----------------    -----------
Less allowance for loan losses                                    (1,430,250)    (1,368,643)
                                                            ----------------    -----------
                                                            $    202,947,750    199,936,694
                                                            ================    ===========

Activity in the allowance for loan losses is summarized as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                            ------------------------------------
                                                                2004          2003       2002
                                                            ------------   ---------   ---------
Balance, beginning of year                                  $  1,368,643   1,183,161   1,099,731
Provision for loan losses                                        416,900     236,000     104,500
Charge-offs and recoveries, net                                 (355,293)    (20,518)     (1,070)
Transfers to allowance for losses
   on real estate owned                                                -     (30,000)    (20,000)
                                                            ------------   ---------   ---------
BALANCE, END OF YEAR                                        $  1,430,250   1,368,643   1,183,161
                                                            ============   =========   =========

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2004 and 2003 the recorded investment in loans for which impairment has been recognized was approximately $1,246,000 and $1,271,000 with related reserves of $534,000 and $284,000, respectively. The average balance in impaired loans was $1,258,000 and $1,065,900 for the years ended December 31, 2004 and 2003, respectively. Interest received on impaired loans for the years ended December 31, 2004 and 2003 was $43,000 and $69,000.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2004 and 2003 were approximately $2,338,000 and $2,616,000, respectively. Accruing loans over 90 days delinquent were $827,000 and $734,000 as of December 31, 2004 and 2003, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2004 was $41,000. Additional interest income of $157,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $66,626,000, $76,568,000 and $69,743,000 at December
      31, 2004, 2003 and 2002, respectively.

      Mortgage servicing rights of $51,480, $303,319 and $245,198 were capitalized in 2004, 2003 and 2002, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2004 and 2003. The carrying value of the Company's servicing rights totaled approximately $403,000 and $442,000 at December 31, 2004 and 2003. Amortization of mortgage-servicing rights was $91,304, $209,574 and $205,125 for 2004, 2003 and 2002, respectively.

4.    REAL ESTATE OWNED:

      Real estate owned consists of the following:

                                             DECEMBER 31,
                                           ---------------
                                            2004    2003
                                           ------  -------
Real estate owned                          $    -  240,133
Less: allowance for losses                      -  (30,000)

                                           ------  -------
                                           $    -  210,133
                                           ======  =======

      Activity in the allowance for losses on real estate owned is summarized as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                    2004        2003     2002
                                                -----------   -------   ------
Balance, beginning of year                      $    30,000    20,000    7,000
Charge-off upon sale of property                    (30,000)  (20,000)  (7,000)
Transfers from allowance for loan losses                  -    30,000   20,000
                                                -----------   -------   ------
BALANCE, END OF YEAR                            $         -    30,000   20,000
                                                ===========   =======   ======

5.    BANK OWNED LIFE INSURANCE:

      In September 2004, Franklin Savings purchased single-premium life insurance policies on officers and employees of Franklin, at a cumulative cost of $3,000,000 from two insurance companies.The cash surrender value of the policies was $3,041,459 at December 31, 2004.

6.    PROPERTY AND EQUIPMENT:

      Property and equipment, net, consists of the following:

                                                       DECEMBER 31,
                                                -------------------------
                                                    2004          2003
                                                ------------   ----------
Buildings and improvements                      $  1,859,480    1,809,079
Leasehold improvements                             2,145,084    1,991,676
Furniture, fixtures and equipment                  2,824,703    2,503,227
                                                ------------   ----------
                                                   6,829,267    6,303,982

Accumulated depreciation and amortization         (3,840,881)  (3,534,076)
                                                ------------   ----------
                                                   2,988,386    2,769,906
Land                                               1,186,535    1,186,535
                                                ------------   ----------
                                                $  4,174,921    3,956,441
                                                ============   ==========

The Company constructed a new branch location that opened in the first quarter of 2003. The total cost of the building and equipment was approximately $850,000. The former branch location was sold for approximately $444,000 in 2002, generating a gain of approximately $303,000. The gain on the sale has been deferred for income tax purposes via a property exchange agreement.

7.    OTHER ASSETS:

      Included in other assets as of December 31, 2004 and 2003 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,363,000 at September 30, 2004 and $2,121,000 at December 31, 2003. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions. The partnership can be liquidated only upon approval by the partners. Also included in other assets as of December 31, 2004 is a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost.

8.    DEPOSITS:

      Deposits consist of the following:

                                       DECEMBER 31, 2004                DECEMBER 31, 2003
                              --------------------------------  -------------------------------
                              WEIGHTED                PERCENT   WEIGHTED               PERCENT
                              AVERAGE                    OF      AVERAGE                 OF
                                RATE       AMOUNT     DEPOSITS    RATE      AMOUNT     DEPOSITS
                              --------  ------------  --------  --------  -----------  --------
Passbooks                       0.74    $ 28,890,628    13.1%     0.74%    30,250,034    13.6%
NOW accounts
   and variable rate
   money market
   savings and
   checking accounts            0.91      49,163,382    22.4      0.99     54,349,421    24.5
                                        ------------   -----              -----------   -----
                                          78,054,010    35.5               84,599,455    38.1
                                        ------------   -----              -----------   -----
Certificates:
   1-6 month                    1.53       9,657,624     4.4      1.30     11,180,016     5.0
   1 year                       1.72      14,141,344     6.4      1.61     15,429,334     7.0
   18 month                     1.85       6,220,882     2.8      2.21      9,007,954     4.1
   18 month - 5 years           2.87      41,129,196    18.7      3.56     40,292,357    18.2
   5-8 years                    5.23      68,474,732    31.2      5.51     58,553,301    26.4
   Jumbo certificates           1.24       2,026,085     1.0      1.00      2,603,320     1.2
                                        ------------   -----              -----------   -----
                                         141,649,863    64.5              137,066,282    61.9
                                        ------------   -----              -----------   -----
   TOTAL DEPOSITS                       $219,703,873   100.0%             221,665,737   100.0%
                                        ============   =====              ===========   =====

At December 31, 2004, scheduled maturities of certificates of deposit are as follows:

2005                      $  71,383,701
2006                         23,777,222
2007                         17,277,637
2008                         11,772,320
2009                         17,385,190
Thereafter                       53,793
                          -------------
                          $ 141,649,863
                          =============

      Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------
                                           2004         2003       2002
                                        -----------  ---------  ---------
Passbooks                               $   221,378    271,974    568,031
NOW and money market accounts               521,754    574,973    725,925
Certificates                              5,358,859  6,071,088  7,676,269
                                        -----------  ---------  ---------
                                        $ 6,101,991  6,918,035  8,970,225
                                        ===========  =========  =========

      Certificates of deposit with balances of $100,000 or more totaled approximately $33,338,000 and $30,646,000 at December 31, 2004 and 2003,
      respectively.

9.    BORROWED MONEY:

      Borrowed money at December 31, 2004 consists of the following:

                    AVERAGE     OUTSTANDING
MATURING DURING  INTEREST RATE    BALANCE
---------------  -------------  -----------
     2005           7.36%       $ 1,000,000
     2007           4.75          1,150,000
     2008           4.97          5,000,000
     2009           4.85         12,044,042
2010-2014           6.07          8,192,083
Thereafter          1.38            214,366
                                -----------
                    5.29%       $27,600,491
                                ===========

      At December 31, 2004 the Company's borrowings consisted of $26,450,000 of fixed-rate loans and $1,150,000 of variable-rate loans.

      The borrowings require principal payments as follows:

2005             $ 2,187,962
2006                 993,512
2007               1,981,227
2008               5,695,647
2009              11,046,329
Thereafter         5,695,814
                 -----------
                 $27,600,491
                 ===========

      As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company's borrowed money are borrowings with a balance of $1,150,000 under a credit line totaling $1.5 million. At December 31, 2004 the Company was in compliance with the bank loan covenants relating to adequate capital ratios.

10. STOCKHOLDERS' EQUITY:

      Retained earnings are restricted by regulatory requirements and federal income tax requirements.

      In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2004, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,887,000.

      Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2004, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2004.

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

      Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin Savings, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

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

                                               2004      2003      2002
                                              -------   -------   -------
Options outstanding at beginning of year      162,644   170,892   175,984
Granted                                             -         -         -
Canceled/Forfeited                            (12,853)     (901)   (3,794)
Exercised                                      (9,773)   (7,347)   (1,298)
                                              -------   -------   -------
OPTIONS OUTSTANDING AT END OF YEAR            140,018   162,644   170,892
                                              =======   =======   =======

      All options granted under the 1997 plan have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

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

                                               2004       2003      2002
                                              -------   -------   -------
Options outstanding at beginning of year      155,391    85,006    20,538
Granted                                        35,712    71,550    65,175
Canceled/Forfeited                            (53,925)   (1,125)     (707)
Exercised                                        (375)      (40)        -
                                              -------   -------   -------
OPTIONS OUTSTANDING AT END OF YEAR            136,803   155,391   85,006
                                              =======   =======   =======

      All options granted under the 2002 plan have an exercise price between $10.14 and $22.42. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2004 thereby reducing the 2003 options by 50%.

      Additional information regarding stock options outstanding as of December 31, 2004, is as follows:

                                  Options Outstanding             Exercisable Options
                          ------------------------------------   --------------------
                                      Weighted
                                       Average       Weighted                Weighted
                                      Remaining      Average                 Average
                                     Contractual     Exercise                Exercise
Range of Exercise Price    Shares    Life (Years)     Price      Shares       Price
-----------------------   -------    ------------   ----------   -------    ---------
     7.75 to 10.00         22,625        7.00       $     7.92    22,625    $    7.92
    10.01 to 15.00        141,307        7.54            12.77    93,607        12.88
    15.01 to 20.00         77,177        6.68            17.86    44,352        18.18
    20.01 to 25.00         35,712       11.00            20.66         -            -
                          -------       -----       ----------   -------    ---------
                          276,821        7.71       $    14.64   160,584    $   13.65
                          =======       =====       ==========   =======    =========

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

                                         2004        2003        2002
                                      ----------   ---------   ---------
Net Income:
    As reported                       $  673,459   1,439,833   1,066,144
Additional compensation cost              94,943     236,392      60,150
    Pro forma net income                 578,516   1,203,441   1,005,994
Basic earnings per share
    As reported                       $     0.41        0.88        0.65
Pro forma earnings per share                0.35        0.73        0.62

      The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003, and 2002 respectively: expected volatility of .40 percent, .40 percent, and .34 percent; risk free interest rates of 4.0 percent, 3.7 percent, and 3.9 percent; dividend yields of .32 percent, .31 percent, and .30 percent, and for all years, expected lives of ten years.

11.   REGULATORY MATTERS:

      The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2004, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2004, Franklin Savings meets each of the capital requirements as follows:

                                                           FRANKLIN'S COMPUTED
                                                               CAPITAL AS A
                              COMPUTED       FRANKLIN'S         PERCENT OF
                             REGULATORY       COMPUTED       TOTAL ASSETS OR
                            REQUIREMENTS      CAPITAL      RISK-ADJUSTED ASSETS
                           --------------    ----------    --------------------
Tier 1 capital             $   10,841,000    22,336,000           8.2%
Risk-based capital             13,887,000    23,104,000          13.3%

12.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

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

      The estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

                                         DECEMBER 31, 2004            DECEMBER 31, 2003
                                    ---------------------------   -------------------------
                                       CARRYING        FAIR        CARRYING        FAIR
                                       AMOUNT          VALUE        AMOUNT         VALUE
                                    -------------   -----------   -----------   -----------
Financial assets:
   Cash and cash equivalents        $  10,082,631    10,082,631     2,550,518     2,550,518
   Investment securities               30,740,542    30,740,542    43,210,566    43,210,566
   Mortgage-backed securities          13,471,837    13,528,000    14,993,247    15,121,000
   Loans receivable                   202,947,750   203,489,000   199,936,694   200,682,000

Financial liabilities:
   Deposits                           219,703,873   222,578,000   221,665,737   226,086,000
   Borrowed money                      27,600,491    27,384,000    25,709,376    25,824,000

                                           DECEMBER 31, 2004            DECEMBER 31, 2003
                                       --------------------------   --------------------------
                                        CONTRACTUAL       FAIR       CONTRACTUAL       FAIR
                                          AMOUNT         VALUE          AMOUNT        VALUE
                                       -------------   ----------   -------------   ----------
Unrecognized financial instruments:
   Commitments to extend credit        $   2,037,000    2,037,000      1,978,000     1,978,000
   Unfunded construction loans             2,162,000    2,162,000      2,286,000     2,286,000
   Undisbursed lines of credit            16,129,000   16,129,000     16,596,000    16,596,000

13. FEDERAL INCOME TAXES:

      The components of income tax expense are as follows:

                  YEARS ENDED DECEMBER 31,
                ---------------------------
                   2004      2003     2002
                ---------  -------  -------
Federal:
    Current     $ 384,402  748,136  454,986
    Deferred      (92,721) (13,099)  60,690
                ---------  -------  -------
                $ 291,681  735,037  515,676
                =========  =======  =======

      Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                   2004         2003     2002
                                               ------------   -------  --------
Tax at statutory rates                         $    328,145   739,456   537,819
Benefit of tax exempt investment interest           (15,802)  (15,305)  (18,130)
Benefit of tax exempt BOLI income                   (14,096)        -         -
Other                                                (6,566)   10,886    (4,013)
                                               ------------   -------   -------
                                               $    291,681   735,037   515,676
                                               ============   =======   =======

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                  ---------------------------
                                                      2004            2003
                                                  -----------     -----------
Deferred tax asset arising from:
                Allowance for loan losses         $   660,300         518,600
                Deferred loan fees and costs            9,100          11,500
                Investment in partnership             297,500         216,200
                Unrealized loss on securities          12,800          23,000
                Other, net                             51,100          56,400
                                                  -----------        --------
                TOTAL DEFERRED TAX ASSETS           1,030,800         825,700
                                                  -----------        --------

Deferred tax liability arising from:
                Depreciation                          (91,200)        (27,500)
                FHLB stock                           (732,700)       (673,900)
                Like-kind exchange                   (103,100)       (103,100)
                                                  -----------        --------
                TOTAL DEFERRED TAX LIABILITIES       (927,000)       (804,500)
                                                  -----------        --------
                NET DEFERRED TAX ASSET            $   103,800          21,200
                                                  ===========        ========

      Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

14. BENEFIT PLANS:

      The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

      The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $167,400, $185,400 and $170,400 for the years ended December 31, 2004, 2003 and 2002, respectively.

      The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2004, 2003 and 2002. At December 31, 2004, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

      All ESOP shares are considered outstanding for purposes of computing earnings per share for 2004, 2003 and 2002. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2004, the ESOP held 179,033 allocated shares and 2,420 shares committed to be allocated.

15. LEASE COMMITMENTS:

      The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:
         2005             $   174,854
         2006                 154,117
         2007                 155,917
         2008                 157,717
         2009                 132,217
         Thereafter           297,428
                          -----------
                          $ 1,072,250
                          ===========

      Rent expense was $197,967, $205,114 and $201,644 in 2004, 2003 and 2002,
      respectively.

      The Company, as lessor, leases a portion of its administrative office under operating leases which expire over the next four years, with renewal options.

      The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:
         2005             $ 100,701
         2006                75,917
         2007                72,545
         2008                30,367
                          ---------
                          $ 279,530
                          =========

16. LOANS TO RELATED PARTIES:

      Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2004. The following is an analysis of the activity of such loans for the years indicated:

                                       YEARS ENDED DECEMBER 31,
                              -------------------------------------------
                                  2004            2003            2002
                              -----------     -----------     -----------
Balance, beginning of year    $ 2,798,157       1,753,475       1,658,456
Loans originated                   49,244         670,694         175,952
Repayments                       (510,019)        (89,196)        (80,933)
New director                            -         463,184               -
                              -----------       ---------       ---------
BALANCE, END OF YEAR          $ 2,337,382       2,798,157       1,753,475
                              ===========       =========       =========

17. LOAN COMMITMENTS:

      In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

      The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments which generally consists of the right to receive a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

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

      At December 31, 2004, the Company's total commitment to extend credit was approximately $2,037,000, and the Company had commitments to disburse construction loans of approximately $2,162,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $16,129,000.

18. FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION:

      The following condensed balance sheets as of December 31, 2004 and 2003 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2004 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

                            CONDENSED BALANCE SHEETS


                                                                          DECEMBER 31,
                                                                  ------------------------------
                                                                      2004               2003
                                                                  -----------        -----------
                         ASSETS

Cash                                                              $    272,389           281,602
Investment in Franklin Savings                                      22,216,453        22,153,052
Other assets                                                         3,295,682         3,161,041
                                                                  ------------        ----------
                                                                  $ 25,784,524        25,595,695
                                                                  ============        ==========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Borrowings                                                        $  1,150,000        1,150,000
Accrued expenses and other liabilities                                 524,080          632,184
Preferred stock - $.01 par value, 500,000 shares authorized,
   none issued and outstanding                                               -                -
Common stock - $.01 par value, 2,500,000 shares authorized,
   2,010,867 shares issued.                                             13,406           13,406
Additional paid-in capital                                           6,189,237        6,189,237
Treasury stock, at cost - 356,161 shares
   in 2004 and 368,309 shares in 2003.                              (3,550,867)      (3,682,217)
Retained earnings                                                   21,483,606       21,337,640
Net unrealized gain (loss) on available-for-sale securities of
parent and subsidiary                                                  (24,938)         (44,555)
                                                                  ------------       ----------
                                                                  $ 25,784,524       25,595,695
                                                                  ============       ==========

18. FIRST FRANKLIN CORPORATION - PARENT COMPANY ONLY FINANCIAL INFORMATION,
      CONTINUED:

                         CONDENSED STATEMENTS OF INCOME

                                                                      YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                                2004           2003           2002
                                                             ----------     ----------     ----------
Equity in earnings of Franklin Savings                       $  793,784      1,531,955      1,090,291
Interest income                                                   1,507          1,031          1,252
Operating expenses                                             (458,945)      (404,045)      (360,156)
Other Income                                                    242,163        228,192        242,157
Federal income tax benefit                                       94,950         82,700         92,600
                                                             ----------      ---------      ---------
   NET INCOME                                                   673,459      1,439,833      1,066,144
                                                             ==========      =========      =========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                   ----------------------------------------
                                                      2004           2003           2002
                                                   ----------     ----------     ----------
Cash flows from operating activities:
   Net income                                      $  673,459      1,439,833      1,066,144
   Equity in earnings of Franklin Savings            (793,784)    (1,531,955)    (1,090,291)
   Dividend received from Franklin Savings            750,000        750,000              -
   Change in other assets and liabilities            (206,245)      (112,256)       (65,683)
                                                   ----------     ----------     ----------
               NET CASH PROVIDED (USED) BY
                  OPERATING ACTIVITIES                423,430        545,622        (89,830)
                                                   ----------     ----------     ----------

Cash flows from investing activities:
   Net repayments of loans to Franklin Savings              -              -        125,000
   Purchase of investment from Franklin Savings             -              -     (1,095,008)
                                                   ----------     ----------     ----------
               NET CASH USED BY
                  INVESTING ACTIVITIES                      -              -       (970,008)
                                                   ----------     ----------     ----------
Cash flows from financing activities:
   Payment of dividends                              (527,493)      (508,309)      (489,007)
   Borrowed money                                           -        104,992      1,220,008
   Issuance of treasury stock                          94,850         70,836        260,059
                                                   ----------     ----------     ----------
               NET CASH PROVIDED (USED)
                  BY FINANCING ACTIVITIES            (432,643)      (332,481)       991,060
                                                   ----------     ----------     ----------

               Net increase (decrease) in cash         (9,213)       213,141        (68,778)
Cash at beginning of year                             281,602         68,461        137,239
                                                   ----------     ----------     ----------
   CASH AT END OF YEAR                             $  272,389        281,602         68,461
                                                   ==========     ==========     ==========

In 2002, Franklin Savings sold its $1 million investment in Financial Institutions Partners III. L.P. to First Franklin. The investment was sold at the estimated fair market value of $1,095,008. First Franklin financed this transaction with borrowings from a bank. The gain on the sale from this transaction is eliminated in consolidation.

19.   MADISON SERVICE CORPORATION:

      In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2004, is presented:

                                  BALANCE SHEET

                               ASSETS
Cash                                                          $  258,144
Other assets                                                      15,000
                                                              ----------
                                                              $  273,144
                                                              ==========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities                                                   $        -
Equity                                                           273,144
                                                              ----------
                                                              $  273,144
                                                              ==========

                             STATEMENT OF OPERATIONS

Revenues:

   Interest Income                                            $    4,035
   Service fees and other                                            115
Operating expenses                                                (1,123)
                                                              ----------
INCOME BEFORE FEDERAL INCOME TAX                                   3,027
Federal income tax                                                 1,029
                                                              ----------
NET INCOME                                                    $    1,998
                                                              ==========

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

      c. Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding               $  110,000
Retained earnings                                                163,144
                                                              ----------
                                                              $  273,144
                                                              ==========

20.   EARNINGS PER SHARE:

      Earnings per share (EPS) for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

                                                  FOR THE YEAR ENDED DECEMBER 31, 2004
                                                ----------------------------------------
                                                  INCOME          SHARES       PER-SHARE
                                                (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                                -----------   -------------    ---------
BASIC EPS
Income available to common stockholders         $   673,459       1,647,510    $    0.41
                                                                               =========
Effect of dilutive securities:
   Stock options
   1997 and 2002 Plan                                     -          84,594
                                                -----------   -------------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                           $   673,459       1,732,104    $    0.39
                                                ===========   =============    =========

                                                  FOR THE YEAR ENDED DECEMBER 31, 2003
                                                ----------------------------------------
                                                  INCOME          SHARES       PER-SHARE
                                                (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                                -----------   -------------    ---------
BASIC EPS
Income available to common stockholders         $ 1,439,833       1,638,591    $    0.88
                                                                               =========
Effect of dilutive securities:
   Stock options
   1997 and 2002 Plan                                     -          49,396
                                                -----------   -------------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                           $ 1,439,833       1,687,987    $    0.85
                                                ===========   =============    =========

                                                  FOR THE YEAR ENDED DECEMBER 31, 2002
                                                ----------------------------------------
                                                  INCOME          SHARES       PER-SHARE
                                                (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                                -----------   -------------    ---------
BASIC EPS
Income available to common stockholders         $ 1,066,144       1,628,260    $    0.65
                                                                               =========
Effect of dilutive securities:
   Stock options
   1997 and 2002 Plan                                     -               -
                                                -----------   -------------
DILUTED EPS
Income available to common stockholders
+ assumed conversions                           $ 1,066,144       1,628,260    $    0.65
                                                ===========   =============    =========

The effect of the stock options was anti-dilutive for the year ended December 31, 2002, therefore the stock options were not included in the dilutive EPS.

21.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      All adjustments necessary for a fair statement of operations for each period have been included.

                                                              2004
                                    ----------------------------------------------------------
                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                    ----------------------------------------------------------
                                     FIRST             SECOND            THIRD         FOURTH
                                    QUARTER            QUARTER          QUARTER        QUARTER
                                    --------           -------          -------        -------
Interest income                     $  3,476            3,374            3,388          3,396
Interest expense                       1,888            1,870            1,876          1,895
                                    --------            -----            -----          -----
   NET INTEREST INCOME                 1,588            1,504            1,512          1,501
Provision for loan losses                 62               80               72            203
                                    --------            -----            -----          -----
   NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES           1,526            1,424            1,440          1,298

Noninterest income                       350              285              257            304
Noninterest expense                    1,454            1,450            1,513          1,502
                                    --------            -----            -----          -----
INCOME BEFORE FEDERAL
   INCOME TAXES                          422              259              184            100

Federal income taxes                     141               85               54             12
                                    --------            -----            -----          -----
   NET INCOME                       $    281              174              130             88
                                    ========            =====            =====          =====
Earnings per common share
   BASIC                            $   0.17             0.11             0.08           0.05
                                    ========            =====            =====          =====
   DILUTED                          $   0.16             0.10             0.08           0.05
                                    ========            =====            =====          =====

                                                              2003
                                    ----------------------------------------------------------
                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                    ----------------------------------------------------------
                                     FIRST             SECOND            THIRD         FOURTH
                                    QUARTER            QUARTER          QUARTER        QUARTER
                                    --------           -------          -------        -------
Interest income                     $  3,943            3,714            3,615          3,563
Interest expense                       2,433            2,273            2,140          1,941
                                    --------            -----            -----          -----
   NET INTEREST INCOME                 1,510            1,441            1,475          1,622
Provision for loan losses                 61               53               72             50
                                    --------            -----            -----          -----
   NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES         1,449            1,388            1,403          1,572

Noninterest income                       565              637              592            297
Noninterest expense                    1,400            1,486            1,410          1,432
                                    --------            -----            -----          -----
INCOME BEFORE FEDERAL
   INCOME TAXES                          614              539              585            437

Federal income taxes                     207              183              192            153
                                    --------            -----            -----          -----
   NET INCOME                       $    407              356              393            284
                                    ========            =====            =====          =====
Earnings per common share
   BASIC                            $   0.25             0.22             0.24           0.17
                                    ========            =====            =====          =====
   DILUTED                          $   0.25             0.21             0.23           0.16
                                    ========            =====            =====          =====

                                     NOTES

                                     NOTES