Form 10KSB, Exhibit 13
period 2005-12-31
FIRST FRANKLIN CORP
filed 2006-03-30
CIK 742161

SELECTED FINANCIAL DATA

	At December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Financial Condition Data:
Total assets	$296,682	$273,968	$273,402	$282,184	$279,696
Cash	5,116	10,083	2,551	15,237	21,042
Loans receivable, net	243,059	202,948	199,937	187,754	202,555
Mortgage-backed securities
Available-for-sale	7,098	12,313	13,036	17,939	14,097
Held-to-maturity	680	1,159	1,957	4,351	7,423
Investments
Available-for-sale	23,665	30,741	43,211	45,935	24,328
Deposit accounts	219,364	219,704	221,666	219,084	208,938
Borrowings	50,011	27,600	25,709	37,436	46,488
Stockholders’ equity	24,574	24,110	23,814	23,427	22,204

	For the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands except per share data)
Operations Data:
Total interest income	$14,227	$13,634	$14,835	$17,054	$18,938
Total interest expense	7,837	7,529	8,787	11,597	13,430

Net interest income	6,390	6,105	6,048	5,457	5,508
Provision for loan losses	271	417	236	105	65

Net interest income after provision for loan losses	6,119	5,688	5,812	5,352	5,443
Noninterest income	1,790	1,196	2,092	2,059	1,147
Noninterest expense	6,133	5,919	5,729	5,829	4,909

Income before taxes	1,776	965	2,175	1,582	1,681
Provision for federal income tax	536	292	735	516	534

Net income	$1,240	$673	$1,440	$1,066	$1,147

Other Data:
Interest rate spread during period	2.30%	2.21%	2.12%	1.84%	1.79%
Interest rate spread at end of period	2.35	2.29	2.39	2.15	1.78
Return on assets	0.45	0.24	0.52	0.38	0.42
Return on equity	5.08	2.80	6.05	4.72	5.18
Dividend payout ratio	44.07	78.33	35.30	45.87	42.22
Equity to assets ratio	8.28	8.80	8.71	8.30	7.94
Ratio of average interest-earning assets to average interest-bearing liabilities	104.48	104.52	105.14	104.76	105.58
Non-performing assets as a percent of total assets at end of period	1.47	1.16	1.30	0.86	0.43
Full service offices	7	7	7	7	7

Per Share Data:
Net income per common share
Basic	$0.75	$0.41	$0.88	$0.65	$0.71

Diluted	$0.73	$0.39	$0.85	$0.65	$0.71

Book value per common share	$14.84	$14.57	$14.50	$14.33	$13.75

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
GENERAL
First Franklin Corporation (“First Franklin” or the “Company”) is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company acquired all of the common stock issued in connection with the conversion of The Franklin Savings and Loan Company (“Franklin”) from the mutual to stock form of ownership, which was completed on January 25, 1988.
First Franklin’s mission is to provide high quality, cost effective financial products and services which accrue to the benefit of its customers, employees, shareholders, and the communities it serves, by adhering to the following values:
1.	Exceed customers’ expectations regarding service and products.

2.	Achieve success through our employees’ efforts.

3.	Shareholder satisfaction will enable us to continue serving our customers.

4.	Support the communities we serve.

5.	Combine business success with integrity.
The Company’s operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management’s goal is to maintain profitability and a strong capital position by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.
As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision (“OTS”), although the Company’s activities are not limited by the OTS as long as certain conditions are met. The Company’s assets consist of cash, interest-earning deposits, the building in which the Company’s corporate offices are located and investments in Franklin, DirectTeller Systems Inc. (“DirectTeller”) and Financial Institutions Partners III, L.P. (“FIP III ”).
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
Franklin has one wholly owned subsidiary, Madison Service Corporation (“Madison”). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter at that time. At the present time, Madison’s assets consist solely of cash and interest-earning deposits. Its only source of income is the interest earned on these deposits. Madison has filed a notice with the regulatory authorities that it will begin, during 2006, to take title to and dispose of foreclosured real estate acquired by Franklin.
First Franklin owns 51% of DirectTeller’s outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Harland Financial Solutions, Inc (“Harland”), a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Harland gives DirectTeller a portion of the profits generated by the use of the inquiry system by Harland’s clients. DirectTeller has completed development of a Customer Relationship Management (CRM) system which is designed to be integrated with a “Voice over Internet Protocol (VOIP)” telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and is using the CRM program.
FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At December 31, 2005, the Company’s pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.70 million. There is not a readily determinable market for First Franklin’s ownership interest in this partnership. It is reported at cost in the financial statements. In February 2006, the limited partners agreed to modify the partnership agreement to allow new partners to join the partnership and permit semiannual withdrawal of capital, up to and including the entire amount of a limited partner’s capital. This will give the Company the opportunity to liquidate part or all of its investment in the partnership.
In September 2004, management and the Board of Directors reviewed the Company’s strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives are being pursued through commercial loan growth, enhancing the core products and services Franklin offers and the use of technology to improve efficiency and customer service. In that regard, the Company has hired new commercial and consumer loan officers, began offering an overdraft protection program to its checking customers, signed an agreement to allow its customers access to the ATMs of a major commercial bank without being surcharged, established a computer training center at the Corporate Office and implemented a computer training program, redesigned its website so it is more user friendly, and developed an internet based inquiry program that allows its customers to access information about their accounts.
During the second quarter of 2005, Intrieve, Incorporated (“Intrieve”), the provider of Franklin’s data processing services was acquired by Harland. Both Franklin and Madison had an investment in Intrieve which resulted in an after-tax profit of approximately $428,000 ($0.26 per basic share). The acquisition has had no affect on the day-to-day data processing service that Franklin receives.
As part of an ongoing plan to update its offices with ATMs and drive-thru windows, during 2005, Franklin renovated its branch at 5015 Delhi Pike in Cincinnati. As of the end of 2005, all offices have been renovated.
Statements included in this document which are not historical or current facts are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general business and economic trends.
Since the results of operations of Madison, DirectTeller and FIP III have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.
RISK MANAGEMENT
Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (1) interest rate risk — the risk to net interest income caused by the impact of changes in interest rates; (2) credit risk — the possibility that borrowers will not be able to repay their debts; (3) liquidity risk — the possibility that the Company will not be able to fund present and future obligations; and (4) operating risk — the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.
INTEREST RATE RISK
Interest rate risk management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company’s asset and liability management policy is to maximize long-term profitability and return to its investors.
Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer and commercial lines of credit, consumer loans (auto, student and personal) and U.S. Treasury and agency securities. While having assets that mature or reprice more rapidly than liabilities may be beneficial in times of rising interest rates, such an asset/liability structure may have the opposite effect during periods of declining interest rates.
The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.
Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity (“CMT”). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months, resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates.
Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest earning assets and interest-bearing liabilities.
Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin’s adjustable-rate loans are indexed to the prime rate or U. S. Treasury-based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates (“LIBOR”) and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.
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
During 2005, many of Franklin’s deposit customers opted to switch from short-term investments to longer term deposits due to an increase in long-term deposit rates. As a result, Franklin experienced a $10.85 million decrease in core deposits and a $10.51 million increase in certificates of deposit. It is anticipated that if deposit rates increase from current levels, additional core deposit balances will shift to certificates or other higher-yielding investments. The majority of mortgage loans originated during 2005 were adjustable-rate, but the flattening yield curve caused a slight increase in consumer interest in fixed-rate loans, resulting in an increase in loans sold to $8.33 million from $6.35 million during 2004.
The following table utilizes the “net portfolio value (NPV)” methodology to illustrate the impact on Franklin’s net interest income of specified interest rate scenarios at December 31, 2005. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates. The Company’s Interest Rate Risk Policy has established minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2005, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

	Net interest income			Net portfolio value
Change in
interest rates	Estimated	$ Change	% Change	Estimated	NPV	Policy
(basis points)	$ value	from constant	from constant	$ value	ratio	guidelines
		(Dollars in thousands)
+300	$6,665	$(319)	(4.57)%	$22,796	8.08%	4.00%
+200	6,885	(99)	(1.42)	25,279	8.78	5.00
+100	7,019	35	0.50	27,357	9.32	6.00
0	6,984	—	—	28,430	9.53	6.75
-100	6,752	(232)	(3.32)	28,164	9.32	6.00
-200	6,097	(887)	(12.70)	25,893	8.52	5.00
The above table sets forth the change in net interest income that would result from a change in Franklin’s net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 300 basis points because it is not required by the regulatory agencies. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin’s actual interest rate risk, but they are indicators of a sensitivity to changes in rates.
An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity inbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or “gap,” between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company’s earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.
Certain shortcomings are inherent in the “gap” method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.
The following table sets forth Franklin’s interest rate sensitivity gap as of December 31, 2005. As shown below, the one year cumulative gap is $44.07 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the table above indicates, due to the caps placed on a loan’s ability to reprice, and the lag effect associated with rate changes, a significant rise in interest rates could be expected to adversely affect Franklin’s net interest income and interest rate risk position.

	3 months	4 to 6	7 to 12	1 to 3	3 to 5	5 to 10	10 to 20	> 20
	or less	months	months	years	years	years	years	years	Total
	(Dollars in thousands)
Assets:
Real estate loans;
One- to four-family
Adjustable-rate	$21,493	19,505	31,743	32,792	667	—	—	—	106,200
Fixed-rate	2,354	2,202	4,042	13,023	9,753	12,111	4,377	873	48,735
Multifamily and non-residential
Adjustable-rate	2,532	2,507	4,937	18,605	16,477	—	—	—	45,058
Fixed-rate	400	406	832	3,609	3,560	—	—	—	8,807
Consumer loans	20,923	124	239	834	666	258	—	—	23,044
Commercial loans	6,884	—	—	—	—	—	—	—	6,884
Mortgage-backed securities	3,100	1,509	2,586	202	137	180	58	—	7,772
Investments	8,059	—	50	4,175	1,539	12,345	5,968	—	32,136

Total rate sensitive assets	$65,745	26,253	44,429	73,240	32,799	24,894	10,403	873	278,636

Liabilities:
Fixed maturity deposits	$20,446	15,930	23,677	41,914	50,188	—	—	—	152,155
Transaction accounts	1,195	1,112	1,999	5,652	3,179	3,118	915	55	17,225
Money market deposit accounts	1,793	1,623	2,796	6,951	3,120	2,198	337	6	18,824
Passbook accounts	1,852	1,724	3,097	8,759	4,927	4,831	1,419	85	26,694
Borrowings	11,933	1,013	2,163	13,142	19,648	844	119	—	48,862

Total rate sensitive liabilities	$37,219	21,402	33,732	76,418	81,062	10,991	2,790	146	263,760

Cumulative gap	$28,526	33,377	44,074	40,896	(7,367)	6,536	14,149	14,876

Cumulative gap as a percentage of total assets	9.71%	11.36	15.01	13.92	(2.51)	2.22	4.82	5.06

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 9% to 75%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 14% to 23%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 84% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.
ASSET QUALITY/CREDIT RISK
Credit risk refers to the potential for losses on assets due to a borrower’s default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin’s lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent quality control program, a sample of the loans originated are reviewed monthly by Franklin’s Compliance Officer, to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin’s Chief Executive Officer.
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
The following table sets forth Franklin’s non-performing assets as of the dates indicated.

	At December 31,
	2005	2004
	(Dollars in thousands)
Non-accruing loans	$3,567	2,338
Accruing loans ninety days or more past due	798	827
Repossessed assets	—	—

Total non-performing assets	$4,365	3,165

As indicated by the table above, non-performing assets Increased $1.2 million during 2005. The increase is due to two commercial and one multi-family real estate loans with an aggregate book value of $1.59 million becoming non-accruing during the period. The Company is placing additional emphasis on reducing these problem assets by forming a collection team consisting of senior officers and other management personnel to resolve these problems.
Franklin has originated a number of its ARMs with initial interest rates below those which would be indicated by reference to the repricing index and also some ARMs which require a monthly payment equal to the interest due (an “interest only” loan). Since the interest rate and payment amount on such loans may increase at the next repricing date, these loans were originally underwritten assuming that the maximum increase would be experienced at the first adjustment. Notwithstanding the assumptions made at origination, Franklin could still experience an increased rate of delinquencies as such loans adjust to the fully-indexed rates.
When making a one- to four-family residential mortgage loan, Franklin evaluates both the borrower’s ability to make principal and interest payments and the value of the property that will secure the loan. Franklin generally makes portfolio ARM loans on one- to four-family residential property in amounts of 85% or less of the appraised value. When loans are made in amounts that exceed 85% of the appraised value of the underlying real estate, Franklin’s policy is to require private mortgage insurance on a portion of the loan. Currently, Franklin does not originate loans that exceed 100% of the appraised value, or loans where the required monthly payment is less than the interest due. (negative amortization loan)
Franklin maintains an allowance for possible losses on loans and repossessed assets. The allowance for loan losses consists of allocated and unallocated components. Management’s analysis of the allocated portion of the allowance is based on the Asset Classification Committee’s review of specific loans. Factors included in the Committee’s evaluation are past history with the customer, value of the property or other collateral securing the loan, the general financial condition of the borrower, and the payment history.
The unallocated portion of the allowance for loan losses is determined based on management’s assessment of historical loss experience, economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination inherently involves a higher degree of uncertainty, considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.
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

The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. During 2004, Franklin increased the amount it contributed to loan loss reserves due to losses on commercial mortgage loans and certain commercial lines of credit. The 2005 reduction in the allowance reflects the charge-off of the commercial lines of credit on which reserves were established during 2004. In management’s opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,
	2005	2004
	(Dollars in thousands)
Beginning balance	$1,430	1,399

Charge-offs
One- to four-family	35	110
Multifamily	—	—
Non-residential	—	181
Consumer and lines of credit	553	97

	588	388

Recoveries
One- to four-family	—	2
Multifamily	—	—
Non-residential	8	—
Consumer and lines of credit	156	—

	164	2

Net charge-offs	424	386
Additions charged to operations	271	417

Ending balance	$1,277	1,430

Ratio of net charge-offs to average loans outstanding	0.19%	0.19%

Ratio of net charge-offs to average non-performing assets	11.26%	11.48%

LIQUIDITY RISK
Liquidity is the measure of the Company’s ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.
The Company’s liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $12.04 million to $28.78 million at December 31, 2005. This reduction in liquid assets and an increase in borrowings allowed the Company to increase its investment in mortgage and other loans, which generally have a higher yield than liquidity investments.
Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Dollars in thousands)
Operating activities:
Net income	$1,240	673
Adjustments to reconcile net income to net cash provided (used) by operating activities	(473)	319

Net cash provided by operating activities	767	992
Net cash provided (used) by investing activities	(27,489)	6,984
Net cash provided (used) by financing activities	21,755	(444)

Net increase (decrease) in cash and cash equivalents	(4,967)	7,532
Cash and cash equivalents at beginning of year	10,083	2,551

Cash and cash equivalents at end of year	$5,116	10,083

Operating activities include the sale of fixed-rate single-family mortgage loans of $8.33 million during 2005 and $6.35 million during 2004. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells all student loans originated to a third party. Student loan sales of $255,000 at a profit of $3,900 occurred during 2005 compared to sales of $720,000 at a profit of $9,000 during 2004.
Loan receipts and disbursements are a major component of the Company’s investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2005 totaled $56.31 million compared to $61.75 million during 2004. Loan disbursements during 2005 were $102.02 million compared to $68.81 million during 2004, which included loan originations of $94.92 million during 2005 and $68.69 million in 2004, and loan purchases of $7.10 million in 2005 compared to $125,000 during 2004. Franklin hired additional loan originators during 2005 and obtained loans originated by loan brokers in the local area to generate additional loan growth. The majority of the loans purchased were single-family adjustable-rate loans originated in other parts of Ohio.
Due to the increase in loan originations, the Company did not purchase any mortgage-backed securities during 2005 compared to purchases of $3.16 million during 2004. Investment securities purchases during 2005 were $2.00 million and maturities/calls were $8.86 million. During 2004, investment securities purchases were $9.00 million and maturities/calls were $15.01 million. The decrease in the maturities/calls during 2005 was the result of increasing interest rates. During 2004, Franklin purchased $3.0 million of bank owned life insurance, which it continues to hold.
During 2005, the Company did not sell any agency or corporate debt securities compared to sales of $6.50 million during 2004 at a profit of $135,000, although, during 2005, the Company did sell $1.89 million of mortgage-backed securities at a gain of $3,200 and realized profits of approximately $37,000 on agency securities that were called prior to maturity.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $340,000 to $219.36 million at December 31, 2005 from $219.70 million at December 31, 2004. Net of interest credited, deposits decreased by $5.81 million during 2005 as compared to a $7.41 million decrease during 2004. Due to the rising interest rate environment during 2005, consumers moved funds from core deposit accounts to higher yielding certificates of deposit. As a result, core deposits decreased $10.85 million and certificates increased $10.51 million during 2005. The table below sets forth the deposit flows by type of account, including interest credited, during 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Dollars in thousands)
Passbook deposits	$(2,173)	(1,359)
NOW / Super NOW deposits	(855)	809
MMDA deposits	(7,817)	(5,996)

Total	(10,845)	(6,546)

Certificates of deposit:
7-31 day	(226)	109
91 day	(114)	(341)
Six month	(2,329)	(1,291)
One year	13,436	(1,289)
Eighteen month	(1,232)	(2,787)
Two year	1,104	2,328
Three year	(2,762)	(2,607)
Thirty-nine month	(1,686)	1,115
Five year	5,710	9,921
Jumbo certificates	(1,398)	(577)
Other	2	3

Total	10,505	4,584

Total deposit decrease	$(340)	(1,962)

Borrowings increased $22.41 million to $50.01 million at December 31, 2005. This increase was used to fund the increase in loan originations and to offset the decline in deposits. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.
At December 31, 2005, Franklin had outstanding commitments to originate or purchase $1.29 million of mortgage loans or mortgage-backed securities, as compared to $2.04 million at December 31, 2004. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $15.14 million at December 31, 2005, compared to $16.13 million at December 31, 2004. During 2006, approximately $60.05 million of certificates of deposit are scheduled to mature and $15.11 million of borrowings mature or have required repayments. Based on past history, it is anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $156.89 million from the Federal Home Loan Bank (“FHLB”).

RESULTS OF OPERATIONS
The Company had net income of $1.24 million for the year ended December 31, 2005. This represents a 0.45% return on average assets and a 5.08% return on average stockholders’ equity. Book value per share at December 31, 2005 was $14.84. Net income for the year ended December 31, 2004 was $673,000 and returns on average assets and average equity for 2004 were 0.24% and 2.80%, respectively. Net income for the year ended December 31, 2003 was $1.44 million representing a 0.52% return on average assets and a 6.05% return on average stockholders’ equity. The $811,000 increase in 2005 net income before taxes when compared to 2004 reflects the $648,000 profit on the sale of the Intrieve investment, decreases of $199,000 in profits on the sale of loans and investments and $146,000 in the provision for loan losses, and increases of $285,000 in net interest income, $165,000 in checking account fees and $214,000 in operating expenses. At this time, the Company projects that 2006 net income will exceed 2005 income, excluding the profit on the sale of the Intrieve investment, due to increases in net interest and noninterest income.
Net Interest Income
Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company’s primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 4.67% during 2005 to $6.39 million from $6.11 million in 2004 due to an increase in the interest rate spread from 2.21% for 2004 to 2.30% for 2005. During the same period, net earning assets decreased to $11.24 million from $11.25 million at the end of 2004.

		2005			2004			2003
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$221,800	12,497	5.63%	201,936	11,425	5.66%	192,034	11,834	6.16%
Mortgage-backed securities (2)	10,187	412	4.04	14,727	534	3.63	18,291	775	4.24
Investments (2)	25,945	1,098	4.23	39,169	1,502	3.83	50,272	2,065	4.11
FHLB stock	4,402	220	5.00	4,212	173	4.11	4,047	161	3.98

Total interest-earning assets	$262,334	14,227	5.42%	260,044	13,634	5.24%	264,644	14,835	5.61%

Interest-bearing liabilities:
Demand and NOW deposits	$44,033	472	1.07%	51,765	522	1.01%	53,184	575	1.08%
Savings deposits	28,407	209	0.74	29,777	221	0.74	30,544	272	0.89
Certificates of deposit	146,354	5,551	3.79	140,715	5,359	3.81	136,793	6,071	4.44
Borrowings	32,299	1,605	4.97	26,540	1,427	5.38	31,189	1,869	5.99

Total interest-bearing liabilities	$251,093	7,837	3.12%	248,797	7,529	3.03%	251,710	8,787	3.49%

Net interest income		$6,390			6,105			6,048

Interest rate spread			2.30%			2.21%			2.12%

Net earning assets	$11,241			11,247			12,934

Net yield on average interest-earning assets			2.44%			2.35%			2.29%

Average interest-earning assets to average interest-bearing liabilities		1.04%			1.05%			1.05%

(1)	Calculated net of deferred loan fees, loans in process and loss reserves.

(2)	Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company’s net interest income between periods relates to the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year’s rate), (ii) changes in rate (change in rate multiplied by prior year’s volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.
During 2005, net interest income increased $285,000 compared to a $57,000 increase during 2004. The income earned on assets increased $593,000, mainly due to increases in interest earned on loans and the yield on total interest-earning assets. The increase in the yield on interest-earning assets reflects increases in the yield on mortgage-backed securities from 3.63% to 4.04% and an increase in the yield on investments from 3.83% to 4.23%. The increase in the yield earned on interest-earning assets is due to the overall increase in market interest rates during 2005 and the increased interest on loans reflects an increase in loans outstanding which was partially funded by a decrease in investments and mortgage-backed securities and an increase in borrowings. During the same period, however, interest expense increased $308,000 due to an increase in the average cost of funds from 3.03% to 3.12%. The increase in the average cost of funds reflects the cost of increased borrowings.

	2005 vs 2004			2004 vs 2003
	Increase			Increase
	(decrease)		Total	(decrease)		Total
	due to		increase	due to		increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
	(Dollars in thousands)
Interest income attributable to:
Loans receivable (1)	$1,119	(47)	1,072	695)	(1,104)	(409)
Mortgage-backed securities	(195)	73	(122)	(138)	(102)	(240)
Investments	(582)	177	(404)	(433)	(131)	(564)
FHLB stock	8	39	47	7	5	12

Total interest income	$350	242	593	131	(1,332)	(1,201)

Interest expense attributable to:
Demand and NOW deposits	$(86)	35	(50)	(15)	(38)	(53)
Savings deposits	(10)	(2)	(12)	(7)	(44)	(51)
Certificates of deposit	213	(21)	192	180)	(892)	(712)
Borrowings	273	(95)	178	(261)	(181)	(442)

Total interest expense	$390	(83)	308	(103)	(1,155)	(1,258)

Increase (decrease) in net interest income	$(40)	325	285	234	(177)	57

(1)	Includes non-accruing loans

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,
	2005	2004	2003
Weighted average yield on:
Loans receivable (1)	5.84%	5.71%	5.80%
Mortgage-backed securities	4.39	3.67	3.81
Investments (2)	4.21	3.69	4.14
FHLB stock	5.75	4.25	4.00

Combined weighted average yield on interest-earning assets	5.66	5.29	5.39

Weighted average rate paid on:
Demand and NOW deposits	0.98	0.91	0.99
Savings deposits	0.74	0.74	0.74
Certificates of deposit	3.83	3.73	3.65
Borrowings	4.96	5.29	5.33

Combined weighted average rate paid on interest-bearing liabilities	3.31	3.00	3.00

Interest rate spread	2.35%	2.29%	2.39%

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.
Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $271,000 for 2005, $416,900 for 2004, and $236,000 for 2003. During 2004, Franklin increased the amount it contributed to loan loss reserves due to unanticipated losses on a commercial real estate loan and two commercial lines of credit. Assets classified as substandard and loss at December 31, 2005 increased by 43.43% to $5.02 million, while non-performing assets increased by 37.91% to $4.37 million. Total loss reserves were $1.28 million at December 31, 2005 compared to $1.43 million at the end of 2004. This decline reflects net charge-offs of $424,000, most of which were on the commercial lines of credit discussed above. As discussed previously, total loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Unallocated general loss reserves increased from $737,000 at the end of 2004 to $830,000 at the end of 2005. Management believes that this increase is adequate to offset any losses that may result from the increase in classified assets and non-accruing loans. It is management’s opinion that the level of reserves at December 31, 2005 is adequate to protect Franklin against reasonably foreseeable losses.
The foregoing statement is a “forward looking” statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators’ judgment of information available to them at the time of their examinations.
Noninterest Income. Noninterest income was $1.79 million for 2005, compared to $1.20 million for 2004 and $2.09 million for 2003. Current year income included profits of $80,000 on the sale of mortgage loans, gains of $40,000 on the sale or call, prior to maturity, of investments and mortgage-backed securities, service fees of $513,000 earned on checking and money market accounts, and the $648,000 profit on the sale of the Intrieve investment. Profits on the sale of loans and investments were $319,000 in 2004 and $1.22 million in 2003. Noninterest income during 2004 and 2003 included service fees on checking and money market accounts of $348,000 and $353,000, respectively. The increase in checking account fees is the result of fees earned on the overdraft privilege program begun in 2005. Although loan sales increased over 2004 levels, profits on the sale of loans declined due to the rising interest rates experienced during 2005, which caused the price received on the loans sold to decline compared to levels experienced during 2004.

Noninterest Expense. Noninterest expense was $6.13 million, $5.92 million and $5.73 million for the years ended December 31, 2005, 2004 and 2003, respectively. As a percentage of average assets, total noninterest expenses were 2.21%, 2.15%, and 2.06% for 2005, 2004 and 2003, respectively. The following table shows the major noninterest expense items and their percent of change during 2005 and 2004.

		Percent		Percent
		increase		increase
	2005	(decrease)	2004	(decrease)	2003
	(Dollars in thousands)
Compensation	$2,281	(1.6)%	2,319	6.6%	2,175
Employee benefits	455	(5.0)	479	0.8	475
Office occupancy	979	11.6	877	8.5	808
FDIC insurance	30	(9.1)	33	(50.7)	67
Data processing	372	(0.8)	375	2.5	366
Marketing	316	17.5	269	(5.9)	286
Professional fees	221	26.3	175	25.9	139
Supervisory expense	131	(5.1)	138	4.5	132
Taxes, other than income	241	(0.8)	243	6.1	229
Other	1,107	9.5	1,011	(3.9)	1,052

Total	$6,133	3.6%	5,919	3.3%	5,729

The increase in occupancy expense reflects the increased rent and depreciation associated with the remodeling of branch offices during the past three years and the increase in professional fees reflects increased legal fees and the cost of compliance with Sarbanes-Oxley. Marketing expenses increased as the result of increased advertising for deposits, loans and the grand reopening of the Delhi office.The decrease in compensation reflects an increase in the amount offset against compensation to compensate for the cost of originating loans, due to the increase in loan originations.The increase in other expenses includes a $30,000 increase in ATM costs.
Provision for Federal Income Taxes. Provisions for federal income taxes were $536,000, $292,000, and $735,000 in 2005, 2004 and 2003, respectively. The effective federal income tax rates for 2005, 2004, and 2003 were 30.2%, 30.2% and 33.8%, respectively. The tax rate decline during 2005 and 2004 is due to the tax exempt income on bank owned life insurance. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL
The evaluation of capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings, internal controls and management capabilities. The Company’s capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.
The Company’s stockholders’ equity increased approximately $464,000 during 2005 from $24.11 million at December 31, 2004 to $24.57 million at the end of 2005. Book value per share increased to $14.84 at December 31, 2005 from $14.57 at the end of 2004. The increase in stockholders’ equity is primarily the result of net income for the year of $1.24 million and the exercise of stock options of $14,000 which were offset by dividends declared of $546,000 and the increase in unrealized losses on available-for-sale securities of $244,000 . As a percentage of total assets, the Company’s stockholders’ equity was 8.28% and 8.80% at December 31, 2005 and 2004, respectively.
Dividends per share of $0.33 were declared in 2005 and $0.32 in 2004, resulting in payments of $546,000 in 2005 and $527,000 in 2004. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.
For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin’s actual capital levels at December 31, 2005.
Core capital is net worth adjusted for unrealized gains or losses on available-for-sale securities and certain intangible assets (goodwill, servicing rights, residual interest, deferred tax assets). The risk-based capital standards are designed to make regulatory capital standards more sensitive to an institution’s risk profile, to account for off-balance sheet exposure and to minimize the negative impact of holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specific risk-weighting factor. The resulting capital ratio represents core capital plus general loan loss reserves, as a percentage of total risk-weighted assets and off-balance sheet items.

	December 31, 2005
		Minimum			Minimum
Capital standard	Actual	required	Excess	Actual	required	Excess
Core	$22,986,000	11,747,000	11,239,000	7.82%	4.00	3.82
Risk-based	$23,967,000	15,472,000	8,495,000	12.39%	8.00	4.39
RECENT ACCOUNTING PRONOUNCEMENTS
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS No. 123R establishes the accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123R requires that the cost resulting from all share based payment transactions be recognized in the financial statements. The statement eliminates the ability to account for share based compensation transactions, including stock option grants, using the intrinsic value method and generally requires instead that such transactions be accounted for using a fair value based method and recorded as compensation expense in the financial statements for new and unvested options. The Statement replaces FASB No. 123 and supersedes Accounting Principles Board (APB) No. 25. The pronouncement is effective for non-accelerated entities for periods beginning after December 15, 2005 with early application allowed. The Board of Directors in December 2005 accelerated the vesting of the stock options. Such acceleration of vesting was done to avoid the impact of SFAS No. 123R on options granted prior to the effective date of the pronouncement.
In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The statement applies to all voluntary changes and to changes required by an accounting pronouncement in the unusual instance where the pronouncement doe not include specific transition provisions. The statement requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retroactive application is defined as the application of the accounting change to prior accounting periods as if the that principle had always been utilized. Restatement is also defined as the revising of a previously issued financial statement to reflect the correction of an error. The statement applies to periods beginning after December 15, 2005 with early application allowed.

CORPORATE INFORMATION
MARKET INFORMATION
The Company’s common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol “FFHS”. As of December 31, 2005, there were 367 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company’s common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2006, First Franklin’s closing sale price as reported on the Nasdaq National Market was $15.90.

Stock prices for the
quarter ended:	Low	High
March 31, 2004	$16.41	$21.00
June 30, 2004	17.70	19.00
September 30, 2004	18.67	22.00
December 31, 2004	19.00	21.35
March 31, 2005	18.00	19.70
June 30, 2005	15.25	19.63
September 30, 2005	15.40	17.93
December 31, 2005	15.50	17.01
DIVIDENDS
Dividends are paid upon the determination of the Company’s Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company’s current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.33 per share during 2005 and $0.32 per share during 2004.
The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution’s retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $750,000 during both 2005 and 2004.
There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation’s net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.
TRANSFER AGENT:
National City Bank, Cleveland, Ohio
SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio
ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on May 22, 2006 at 3:00 p.m.
FORM 10-KSB:
The Company’s 2005 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:
Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@firstfranklin.com
Visit our Websites:
www.firstfranklin.com
www.franklinsavings.com

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
Report of Independent Registered Public Accounting Firm
To the Board of Directors
of First Franklin Corporation and Subsidiaries:
We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiaries as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Clark, Schaefer, Hackett & Co.
Cincinnati, Ohio
February 2, 2006
Fifteenth Floor, 105 East Fourth Street, Cincinnati, OH 45202-4093, 513/241-3111, FAX 513/241-1212

CINCINNATI	COLUMBUS	DAYTON	MIDDLETOWN	SPRINGFIELD

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Cash, including certificates of deposit and other interest-earning deposits of $100,000 and $6,100,000 at December 31, 2005 and 2004, respectively	$5,116,250	10,082,631
Investment securities:
Securities available-for-sale, at market value (amortized cost of $24,077,554 and $30,861,948 at December 31, 2005 and 2004, respectively)	23,664,805	30,740,542
Mortgage-backed securities:
Securities available-for-sale, at market value (amortized cost of $7,092,735 and $12,228,956 at December 31, 2005 and 2004, respectively)	7,097,559	12,312,624
Securities held-to-maturity, at amortized cost (market value of $704,612 and $1,214,679 at December 31, 2005 and 2004, respectively)	679,847	1,159,213
Loans receivable, net	243,059,199	202,947,750
Real estate owned, net	—	—
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,527,700	4,308,300
Accrued interest receivable:
Investment securities	156,068	258,497
Mortgage-backed securities	28,400	40,900
Loans receivable	835,890	691,308
Property and equipment, net	4,314,268	4,174,921
Bank owned life insurance	3,164,954	3,041,459
Other assets	4,037,258	4,210,275

	$296,682,198	273,968,420

LIABILITIES
Deposits	$219,364,263	219,703,873
Borrowed money	50,011,441	27,600,491
Advances by borrowers for taxes and insurance	1,622,029	1,406,162
Other liabilities	658,573	738,993

Total liabilities	271,656,306	249,449,519

Minority interest in consolidated subsidiary	451,868	408,457

Commitments (Notes 15 and 17)
STOCKHOLDERS’ EQUITY
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2005 and 2004	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 354,537 shares in 2005 and 356,161 shares in 2004	(3,536,372)	(3,550,867)
Retained earnings, substantially restricted	22,176,978	21,483,606
Accumulated other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $(138,700) and $(12,800) at December 31, 2005 and 2004, respectively	(269,225)	(24,938)

Total stockholders’ equity	24,574,024	24,110,444

	$296,682,198	273,968,420

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2005	2004	2003
Interest income:
Loans receivable	$12,497,329	11,424,480	11,833,792
Investment securities	1,263,051	1,625,769	2,177,347
Mortgage-backed securities	412,436	534,148	774,626
Other interest income	53,525	49,302	48,803

	14,226,341	13,633,699	14,834,568

Interest expense:
Deposits	6,231,344	6,101,991	6,918,035
Borrowed funds	1,605,442	1,427,246	1,868,562

	7,836,786	7,529,237	8,786,597

Net interest income	6,389,555	6,104,462	6,047,971

Provision for loan losses	271,000	416,900	236,000

Net interest income after provision for loan losses	6,118,555	5,687,562	5,811,971

Noninterest income:
Service fees on NOW accounts	513,213	347,789	352,862
Gain on loans sold	79,784	183,393	722,428
Gain on sale of investments	39,725	135,459	499,656
Gain on sale of Intrieve investment	647,798	—	—
Other income	509,253	529,488	516,553

	1,789,773	1,196,129	2,091,499

Noninterest expense:
Salaries and employee benefits	2,736,339	2,797,567	2,650,369
Occupancy	978,586	877,186	808,021
Federal deposit insurance premiums	30,210	33,250	67,420
Service bureau	371,512	375,235	365,940
Advertising	315,907	268,952	285,549
Taxes, other than income taxes	241,155	242,969	228,956
Other	1,458,799	1,323,392	1,322,345

	6,132,508	5,918,551	5,728,600

Income before federal income taxes	1,775,820	965,140	2,174,870
Provision for federal income taxes	535,996	291,681	735,037

Net income	$1,239,824	673,459	1,439,833

Net income per common share:
Basic	$0.75	0.41	0.88

Diluted	$0.73	0.39	0.85

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2005	2004	2003
Net Income	$1,239,824	673,459	1,439,833
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale securities:
Unrealized holding gains (losses) during the year	(218,069)	109,020	(286,309)
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	(26,218)	(89,403)	(329,773)

Comprehensive income	$995,537	693,076	823,751

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Net unrealized
		Additional		gain (loss) on
	Common	paid-in	Treasury	available-for-	Retained
	stock	capital	stock	sale securities	earnings
Balance, December 31, 2002	$13,406	6,189,237	(3,753,053)	571,527	20,406,116

Dividends declared ($.31) per common share					(508,309)

Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(317,450)				(616,082)

Issuance of treasury stock			70,836

Net income for the year ended December 31, 2003					1,439,833

Balance, December 31, 2003	$13,406	6,189,237	(3,682,217)	(44,555)	21,337,640

Dividends declared ($.32) per common share					(527,493)

Change in net unrealized gain(loss) on securities available-for-sale, net of deferred tax of $10,200				19,617

Issuance of treasury stock			131,350

Net income for the year ended December 31, 2004					673,459

Balance December 31, 2004	$13,406	6,189,237	(3,550,867)	(24,938)	21,483,606

Dividends declared ($.33) per common share					(546,452)

Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(125,900)				(244,287)

Issuance of treasury stock			14,495

Net income for the year ended December 31, 2005					1,239,824

Balance December 31, 2005	$13,406	6,189,237	(3,536,372)	(269,225)	22,176,978

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:

Net income	$1,239,824	673,459	1,439,833
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	271,000	416,900	236,000
Depreciation	361,306	306,806	240,525
Amortization	56,402	93,743	216,939
Deferred income taxes	54,764	(92,721)	(13,099)
Gain on sale of investments	(39,725)	(135,459)	(499,656)
Gain on sale of loans	(79,784)	(131,912)	(434,733)
Gain on the sale of Intrieve investment	(647,798)	—	—
Gain on sale of property and equipment	(3,078)	—	(1,018)
FHLB stock dividends	(219,400)	(173,100)	(161,100)
Bank owned life insurance (BOLI) earnings	(123,495)	(41,459)	—
Decrease (increase) in accrued interest receivable	(29,653)	55,969	267,318
Decrease (increase) in other assets	112,022	(305,102)	(205,558)
Increase (decrease) in other liabilities	(80,420)	220,102	(162,204)
Other, net	(108,069)	47,699	49,948
Proceeds from sale of loans originated for sale	8,331,512	6,353,829	49,730,318
Disbursements on loans originated for sale	(8,327,739)	(6,296,350)	(46,695,880)

Net cash provided by operating activities	767,669	992,404	4,007,633

Cash flows from investing activities:

Principal reductions on loans and mortgage-backed securities	56,314,116	61,745,416	78,588,737
Disbursements on mortgage and other loans originated for investment	(86,588,433)	(62,391,460)	(87,375,502)
Proceeds from sale of student loans	259,066	728,618	497,713
Proceeds from sale of SBA loans	227,659	1,373,938	720,563
Purchase of loans	(7,102,842)	(125,000)	—
Purchase of investment securities:
Available-for-sale	(2,000,000)	(8,997,270)	(48,804,875)
Proceeds from maturities/calls of investment securities:
Available-for-sale	8,861,513	15,005,863	38,213,642
Proceeds from the sale of investment securities:
Available-for-sale	—	6,630,469	13,020,863
Purchase of mortgage-backed securities:
Available-for-sale	—	(3,159,917)	(1,003,906)
Proceeds from the sale of mortgage-backed securities
Available-for-sale	1,886,735	—	—
Purchase of other investments	—	(500,000)	(500,000)
Purchase of bank owned life insurance	—	(3,000,000)	—
Capital expenditures	(509,575)	(525,286)	(921,544)
Proceeds from sale of Intrieve investment	764,093	—	—
Proceeds from sale of real estate owned	444,850	223,922	367,696
Improvements to REO properties	(58,482)	(24,915)	—
Proceeds from sale of property and equipment	12,000	—	12,000

Net cash provided (used) by investing activities	$(27,489,300)	6,984,378	(7,184,613)

Continued
See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,
	2005	2004	2003
Cash flows from financing activities:
Net increase (decrease) in deposits	$(339,610)	(1,961,864)	2,581,695
Issuance of treasury stock	14,495	94,850	70,836
Payment of dividends	(546,452)	(527,493)	(508,309)
Proceeds from (repayment of) borrowed funds, net	22,410,950	1,891,115	(11,726,665)
Increase in advances by borrowers for taxes and insurance	215,867	58,723	73,065

Net cash provided (used) by financing activities	21,755,250	(444,669)	(9,509,378)

Net increase (decrease) in cash	(4,966,381)	7,532,113	(12,686,358)

Cash at beginning of year	10,082,631	2,550,518	15,236,876

Cash at end of year	$5,116,250	10,082,631	2,550,518

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, including interest credited to deposit accounts	$7,835,938	7,562,837	8,777,099

Income taxes	$590,000	365,000	615,000

Supplemental disclosure of noncash activities:

Real estate acquired in settlement of loans	$398,675	—	424,382

Change in unrealized gain (loss) on available-for-sale securities	$(370,187)	29,817	(933,533)

Stock issued as compensation	$—	36,500	—

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company’s financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings’ wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin Savings is an Ohio chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such deposit accounts.

Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company’s profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits with original maturities of less than ninety days.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company’s liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of applicable taxes. At December 31, 2005 and 2004 the Company did not hold any trading securities.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

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

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company’s investment in non-residential and multifamily residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $8,331,500 and $6,353,800 during 2005 and 2004, respectively. The amount of loans held for sale at December 31, 2005 and 2004 is not material to the loan portfolio and thus is not reported separately in the Company’s balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management’s intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through the sale of mortgage loans. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of the estimated future servicing income. Capitalized mortgage servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loan. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Servicing fee income is recorded for fees earned for servicing loans and the amortization of mortgage servicing rights is netted against this income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:

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

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company’s net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

Advertising

The Company expenses all advertising costs as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$23,212,380	—	412,655	22,799,725

Obligations of states and municipalities	865,174	10,725	10,819	865,080

	$24,077,554	10,725	423,474	23,664,805

	December 31, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$29,896,700	52,883	191,049	29,758,534

Obligations of states and municipalities	965,248	21,751	4,991	982,008

	$30,861,948	74,634	196,040	30,740,542

The amortized cost and estimated market value of investment securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized	Estimated
	cost	market value
Available-for-sale:
Due in one year or less	$50,000	50,254
Due after one year through five years	5,714,170	5,669,307
Due after five years through ten years	12,344,274	12,105,080
Due after ten years	5,969,110	5,840,164

	$24,077,554	23,664,805

The gross proceeds on sale of investments and mortgage-backed securities were $1,886,735, $6,630,469 and $13,020,863 for the years ended December 31, 2005, 2004 and 2003, respectively. Gross realized gains for the years ended December 31, 2005, 2004 and 2003 were $39,725, $135,459 and 499,656.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,
	2005	2004	2003
Taxable interest income	$1,009,439	1,400,299	1,959,886
Nontaxable interest income	34,002	52,210	56,101
Dividends	219,610	173,260	161,360

	$1,263,051	1,625,769	2,177,347

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$115,629	2,827	—	118,456
FNMA certificates	671,188	12,421	—	683,609
GNMA certificates	4,818,135	9,296	10,535	4,816,896
Collateralized mortgage obligations	1,487,783	—	9,185	1,478,598

	$7,092,735	24,544	19,720	7,097,559

Held-to-maturity:
FHLMC certificates	$255,265	12,482	—	267,747
FNMA certificates	270,180	3,121	—	273,301
GNMA certificates	154,402	9,162	—	163,564

	$679,847	24,765	—	704,612

	December 31, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$152,911	4,285	—	157,196
FNMA certificates	808,084	15,456	—	823,540
GNMA certificates	9,607,517	46,795	6,030	9,648,282
Collateralized mortgage obligations	1,660,444	23,162	—	1,683,606

	$12,228,956	89,698	6,030	12,312,624

Held-to-maturity:
FHLMC certificates	$405,039	28,109	—	433,148
FNMA certificates	501,017	7,885	—	508,902
GNMA certificates	253,157	19,472	—	272,629

	$1,159,213	55,466	—	1,214,679

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:

The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2005

	Less than 12 Months			12 Months or Longer			Total
	Fair		Unrealized	Fair		Unrealized	Fair		Unrealized
	Value		Losses	Value		Losses	Value		Losses
U.S. Treasury securities and obligations of U.S. Government Agencies	$4,233,266		41,733	18,566,459		370,922	22,799,725		412,655
Obligations of state and municipalities	—		—	449,181		10,819	449,181		10,819
Mortgage-backed securities	1,478,598		9,185	3,142,401		10,535	4,620,999		19,720

	$5,711,864		50,918	22,158,041		392,276	27,869,905		443,194

Number of Investments		7			25			32
The unrealized losses on the Company’s investments were caused by interest rate increases. Because management has the ability and the intent to hold these investments until a recovery of the fair value, which may be at maturity, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2005. The fair values are expected to recover as securities approach maturity dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable:

The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company’s management and board of directors and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31,
	2005	2004
First mortgage loans:
Principal balances:
Collateralized by one- to four- family residences	$153,015,599	118,732,809
Collateralized by multifamily properties	16,644,178	10,245,014
Collateralized by other properties	40,960,523	35,434,334
Construction loans	3,083,085	8,723,018

	213,703,385	173,135,175
Less:
Undisbursed portion of construction loans	(1,361,345)	(2,162,113)
Net deferred loan origination fees	(181,524)	(188,927)

Total first mortgage loans	212,160,516	170,784,135

Consumer and other loans:
Principal balances:
Consumer loans	2,863,676	2,019,383
Lines of credit	28,169,301	30,794,029
Loans on savings accounts	482,701	389,945
Student loans	660,441	390,508

Total consumer and other loans	32,176,119	33,593,865

Less allowance for loan losses	(1,277,436)	(1,430,250)

	$243,059,199	202,947,750

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,
	2005	2004	2003
Balance, beginning of year	$1,430,250	1,368,643	1,183,161
Provision for loan losses	271,000	416,900	236,000
Charge-offs and recoveries, net	(413,814)	(355,293)	(20,518)
Transfers to allowance for losses on real estate owned	(10,000)	—	(30,000)

Balance, end of year	$1,277,436	1,430,250	1,368,643

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2005 and 2004 the recorded investment in loans for which impairment has been recognized was approximately $1,168,000 and $1,246,000 with related reserves of $174,000 and $534,000, respectively. The average balance in impaired loans was $1,207,000 and $1,258,000 for the years ended December 31, 2005 and 2004, respectively. Interest received on impaired loans for the years ended December 31, 2005 and 2004 was $49,000 and $43,000. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2005 and 2004 were approximately $3,567,000 and $2,338,000, respectively. Accruing loans over 90 days delinquent were $798,000 and $827,000 as of December 31, 2005 and 2004, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2005 was $79,000. Additional interest income of $224,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable, Continued:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $64,431,000, $66,626,000 and $76,568,000 at December 31, 2005, 2004 and 2003, respectively.

Mortgage servicing rights of $66,352, $51,480 and $303,319 were capitalized in 2005, 2004 and 2003, respectively. The fair value of mortgage servicing rights approximates their current book value as of December 31, 2005 and 2004. The carrying value of the Company’s servicing rights totaled approximately $387,000 and $403,000 at December 31, 2005 and 2004. Amortization of mortgage-servicing rights was $82,152, $91,304 and $209,574 for 2005, 2004 and 2003, respectively.

4.	Real Estate Owned:

Real estate owned consists of the following:

December 31,
	2005	2004
Real estate owned	$—	—
Less: allowance for losses	—	—

	$—	—

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,
	2005	2004	2003
Balance, beginning of year		30,000	20,000
Charge-off upon sale of property	$(10,000)	(30,000)	(20,000)
Transfers from allowance for loan losses	10,000	—	30,000

Balance, end of year	$—	—	30,000

5.	Bank Owned Life Insurance:

In September 2004, Franklin Savings purchased single-premium life insurance policies on officers and employees of Franklin, at a cumulative cost of $3,000,000 from two insurance companies. The cash surrender value of the policies was $3,164,954 and $3,041,459 at December 31, 2005 and 2004, respectively.

6.	Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,
	2005	2004
Buildings and improvements	$1,889,025	1,859,480
Leasehold improvements	2,411,637	2,145,084
Furniture, fixtures and equipment	2,963,609	2,824,703

	7,264,271	6,829,267

Accumulated depreciation and amortization	(4,136,538)	(3,840,881)

	3,127,733	2,988,386
Land	1,186,535	1,186,535

	$4,314,268	4,174,921

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
7.	Other Assets:

Included in other assets as of December 31, 2005 and 2004 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company’s pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,703,000 and $2,337,000 at December 31, 2005 and 2004, respectively. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions. Also included in other assets as of December 31, 2005 and 2004 was a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost at December 31, 2005 and 2004.

8.	Deposits:

Deposits consist of the following:

	December 31, 2005			December 31, 2004
	Weighted		Percent	Weighted		Percent
	average		of	average		of
	rate	Amount	deposits	rate	Amount	deposits
Passbooks	0.74%	$26,718,020	12.2%	0.74%	$28,890,628	13.1%
NOW accounts and variable rate money market savings and checking accounts	0.98	40,490,961	18.4	0.91	49,163,382	22.4

		67,208,981	30.6		78,054,010	35.5

Certificates:
1-6 month	2.99	6,988,161	3.2	1.53	9,657,624	4.4
1 year	3.23	27,578,470	12.6	1.72	14,141,344	6.4
18 month	3.04	4,988,589	2.3	1.85	6,220,882	2.8
18 month - 5 years	3.26	37,786,047	17.2	2.87	41,129,196	18.7
5-8 years	4.48	74,186,238	33.8	5.23	68,474,732	31.2
Jumbo certificates	3.50	627,777	0.3	1.24	2,026,085	1.0

		152,155,282	69.4		141,649,863	64.5

Total deposits		$219,364,263	100.0%		219,703,873	100.0%

At December 31, 2005, scheduled maturities of certificates of deposit are as follows:

2006	$60,052,815
2007	28,605,048
2008	13,308,965
2009	16,932,481
2010	25,831,452
Thereafter	7,424,521

$152,155,282

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits, Continued:

Interest paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,
	2005	2004	2003
Passbooks	$208,785	221,378	271,974
NOW and money market accounts	470,650	521,754	574,973
Certificates	5,551,909	5,358,859	6,071,088

	$6,231,344	6,101,991	6,918,035

Certificates of deposit with balances of $100,000 or more totaled approximately $36,333,000 and $33,338,000 at December 31, 2005 and 2004, respectively.
9.	Borrowed Money:

Borrowed money at December 31, 2005 consists of the following:

	Average	Outstanding
Maturing during	interest rate	balance
2006	4.33%	$11,000,000
2007	6.75	1,150,000
2008	4.99	7,922,610
2009	4.83	14,502,007
2010	5.69	14,248,457
2011- 2015	1.50	981,978
Thereafter	1.38	206,389

	4.96%	$50,011,441

At December 31, 2005 the Company’s borrowings consisted of $37,861,000 of fixed-rate loans and $12,150,000 of variable-rate loans.
The borrowings require principal payments as follows:

2006	$15,107,372
2007	5,252,477
2008	9,042,312
2009	13,478,424
2010	6,166,594
Thereafter	964,262

$50,011,441

As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company’s borrowed money are borrowings with a balance of $1,150,000 under a credit line totaling $1.5 million. At December 31, 2005 the Company was in compliance with the bank loan covenants relating to adequate capital ratios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10. Stockholders’ Equity:
Retained earnings are restricted by regulatory requirements and federal income tax requirements.
In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2005, the most restrictive required level of capital to satisfy regulatory requirements was approximately $15,472,000, which Franklin exceeded.
Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2005, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2005.
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
Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin Savings, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company’s capital below the liquidation account discussed below.
In accordance with regulatory requirements, Franklin Savings established a special “Liquidation Account” for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having deposit accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stockholdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10. Stockholders’ Equity, Continued:
The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company’s common shares are granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan.
At December 31, 2005, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock option, issued under the 1997 and 2002 plans, was accelerated in anticipation of a new accounting standard, SFAS No. 123R, on Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of the new standard.
Transactions involving the Plan are summarized as follows:

	2005	2004	2003
Options outstanding at beginning of year	125,393	152,894	170,892
Granted	—	—	—
Canceled/Forfeited	(1,587)	(17,728)	(10,651)
Exercised	(1,484)	(9,773)	(7,347)

Options outstanding at end of year	122,322	125,393	152,894

All options granted under the 1997 plan have an exercise price between $7.75 and $19.80.
The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company’s common shares are granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan. Transactions involving the Plan are summarized as follows:

	2005	2004	2003
Options outstanding at beginning of year	136,803	155,391	85,006
Granted	—	35,712	71,550
Canceled/Forfeited	(9,905)	(53,925)	(1,125)
Exercised	(140)	(375)	(40)

Options outstanding at end of year	126,758	136,803	155,391

All options granted under the 2002 plan have an exercise price between $10.14 and $22.42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10. Stockholders’ Equity, Continued:
Additional information regarding stock options outstanding as of December 31, 2005, is as follows:

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life (Years)	Price	Shares	Price
$ 7.75 to 10.00	19,871	4.8	$7.81	19,871	$7.81
10.01 to 15.00	128,592	5.4	12.30	128,592	12.30
15.01 to 20.00	66,894	4.0	17.59	66,894	17.59
20.01 to 25.00	33,723	8.5	20.67	33,723	20.59

	249,080	5.4	$14.50	249,080	$14.50

The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net Income:
As reported	$1,239,824	673,459	1,439,833
Additional compensation cost	177,150	94,943	236,392
Pro forma net income	1,062,674	578,516	1,203,441
Basic earnings per share
As reported	$0.75	0.41	0.88
Pro forma earnings per share	0.64	0.35	0.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10. Stockholders’ Equity, Continued:
The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004 and 2003 respectively: expected volatility of .40 percent and .40 percent; risk free interest rates of 4.0 percent and 3.7 percent; dividend yields of .32 percent and .31 percent, and for all years, expected lives of ten years. No options were granted in 2005.
11. Regulatory Matters:
The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2005, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2005, Franklin Savings exceeded each of the capital requirements as follows:

			Franklin’s computed
			capital as a
	Computed	Franklin’s	percent of
	regulatory	computed	total assets or
	requirements	capital	risk-adjusted assets
Tier 1 capital	$11,747,000	22,986,000	7.8%
Risk-based capital	15,472,000	23,967,000	12.4%
12. Fair Values of Financial Instruments:
SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments.
Cash and Cash Equivalents and Investment in FHLB Stock
The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets’ fair value.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
12. Fair Values of Financial Instruments, Continued:
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
The estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$5,116,250	5,116,250	10,082,631	10,082,631
Investment securities	23,664,805	23,664,805	30,740,542	30,740,542
Mortgage-backed securities	7,777,406	7,802,000	13,471,837	13,528,000
Loans receivable	243,059,199	238,048,000	202,947,750	203,489,000

Financial liabilities:
Deposits	219,364,263	219,370,000	219,703,873	222,578,000
Borrowed money	50,011,441	50,024,000	27,600,491	27,384,000

	December 31, 2005		December 31, 2004
	Contractual	Fair	Contractual	Fair
	amount	value	amount	value
Unrecognized financial instruments:
Commitments to extend credit	$1,292,000	1,292,000	2,037,000	2,037,000
Unfunded construction loans	1,361,000	1,361,000	2,162,000	2,162,000
Undisbursed lines of credit	15,135,000	15,135,000	16,129,000	16,129,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
13. Federal Income Taxes:
The components of income tax expense are as follows:

	Years ended December 31,
	2005	2004	2003
Federal:
Current	$481,232	384,402	748,136
Deferred	54,764	(92,721)	(13,099)

	$535,996	291,681	735,037

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,
	2005	2004	2003
Tax at statutory rates	$603,779	328,145	739,456
Benefit of tax exempt investment interest	(9,793)	(15,802)	(15,305)
Benefit of tax exempt BOLI income	(41,988)	(14,096)	—
Other	(16,002)	(6,566)	10,886

	$535,996	291,681	735,037

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2005	2004
Deferred tax asset arising from:
Allowance for loan losses	$611,600	660,300
Deferred loan fees and costs	7,200	9,100
Investment in partnership	337,900	297,500
Unrealized loss on securities	138,700	12,800
Other, net	80,300	51,100

Total deferred tax assets	1,175,700	1,030,800

Deferred tax liability arising from:
Depreciation	(90,300)	(91,200)
FHLB stock	(807,400)	(732,700)
Like-kind exchange	(103,100)	(103,100)

Total deferred tax liabilities	(1,000,800)	(927,000)

Net deferred tax asset	$174,900	103,800

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.
14. Benefit Plans:
The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.
The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees’ compensation. Total expense under this defined contribution plan was $144,800, $167,400 and $185,400 for the years ended December 31, 2005, 2004 and 2003, respectively.
The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2005, 2004 and 2003. At December 31, 2005, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
14. Benefit Plans, Continued:
All ESOP shares are considered outstanding for purposes of computing earnings per share for 2005, 2004 and 2003. The Company’s policy is to charge to expense the amount contributed to the ESOP. At December 31, 2005, the ESOP held 171,112 allocated shares and 20,218 shares committed to be allocated.
15. Lease Commitments:
The Company, as lessee, leases certain facilities under operating leases which expire over the next nineteen years, with renewal options.
The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

Year ending December 31:

2006	$189,577
2007	191,377
2008	193,177
2009	167,677
2010	116,754
Thereafter	175,558

$1,034,120

Rent expense was $218,887, $197,967 and $205,114 in 2005, 2004 and 2003, respectively.
The Company, as lessor, leases a portion of its administrative office under operating leases which expire over the next three years, with renewal options.
The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

Year ending December 31:

2006	$75,917
2007	72,545
2008	30,367

$178,829

16. Loans to Related Parties:
Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2005. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,
	2005	2004	2003
Balance, beginning of year	$2,337,382	2,798,157	1,753,475
Loans originated	105,665	49,244	670,694
Repayments	(85,294)	(510,019)	(89,196)
Death of director	(1,054,334)	—	—
New director	—	—	463,184

Balance, end of year	$1,303,419	2,337,382	2,798,157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
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
At December 31, 2005, the Company’s total commitment to extend credit was approximately $1,292,000, and the Company had commitments to disburse construction loans of approximately $1,361,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $15,135,000. Fees received in connection with the loan commitments have not been recognized into earnings.
18. First Franklin Corporation — Parent Company Only Financial Information:
The following condensed balance sheets as of December 31, 2005 and 2004 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2005 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.
CONDENSED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS

Cash	$244,428	272,389
Investment in Franklin Savings	22,621,745	22,216,453
Other assets	3,344,752	3,295,682

	$26,210,925	25,784,524

LIABILITIES AND STOCKHOLDERS’ EQUITY

Borrowings	$1,150,000	1,150,000
Accrued expenses and other liabilities	486,901	524,080
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 354,537 shares in 2005 and 356,161 shares in 2004	(3,536,372)	(3,550,867)
Retained earnings	22,176,978	21,483,606
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(269,225)	(24,938)

	$26,210,925	25,784,524

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
18. First Franklin Corporation — Parent Company Only Financial Information, Continued:
CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
	2005	2004	2003
Equity in earnings of Franklin Savings	$1,399,579	793,784	1,531,955
Interest income	2,192	1,507	1,031
Operating expenses	(504,705)	(458,945)	(404,045)
Other Income	237,183	242,163	228,192
Federal income tax benefit	105,575	94,950	82,700

Net Income	$1,239,824	673,459	1,439,833

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$1,239,824	673,459	1,439,833
Equity in earnings of Franklin Savings	(1,399,579)	(793,784)	(1,531,955)
Dividend received from Franklin Savings	750,000	750,000	750,000
Change in other assets and liabilities	(86,249)	(206,245)	(112,256)

Net cash provided by operating activities	503,996	423,430	545,622

Cash flows from investing activities:
	—	—	—

Net cash provided by investing activities	—	—	—

Cash flows from financing activities:
Payment of dividends	(546,452)	(527,493)	(508,309)
Borrowed money	—	—	104,992
Issuance of treasury stock	14,495	94,850	70,836

Net cash used by financing activities	(531,957)	(432,643)	(332,481)
Net increase (decrease) in cash	(27,961)	(9,213)	213,141

Cash at beginning of year	272,389	281,602	68,461

Cash at end of year	$244,428	272,389	281,602

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
19. Madison Service Corporation:
In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2005, is presented:
BALANCE SHEET

ASSETS
Cash	$504,923

$504,923

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities	$60
Equity	504,863

$504,923

STATEMENT OF OPERATIONS

Revenues:
Interest Income	$7,045
Gain on sale of Intrieve investment	345,166
Operating expenses	(1,131)

Income before federal income tax	351,080
Federal income tax	119,360

Net income	$231,720

a.	Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b.	Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c.	Franklin Savings’ investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$110,000
Retained earnings	394,863

$504,863

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
20. Earnings Per Share:
Earnings per share (EPS) for the years ended December 31, 2005, 2004 and 2003 are calculated as follows:

	For the year ended December 31, 2005
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$1,239,824	1,655,645	$0.75

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	35,036

Diluted EPS
Income available to common stockholders + assumed conversions	$1,239,824	1,690,681	$0.73

	For the year ended December 31, 2004
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$673,459	1,647,510	$0.41

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	84,594

Diluted EPS
Income available to common stockholders + assumed conversions	$673,459	1,732,104	$0.39

	For the year ended December 31, 2003
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$1,439,833	1,638,591	$0.88

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	49,396

Diluted EPS
Income available to common stockholders + assumed conversions	$1,439,833	1,687,987	$0.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
21. Quarterly Financial Information (Unaudited):
All adjustments necessary for a fair statement of operations for each period have been included.

	2005
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$3,420	3,470	3,538	3,799
Interest expense	1,862	1,910	1,930	2,135

Net interest income	1,558	1,560	1,608	1,664
Provision for loan losses	44	43	66	118

Net interest income after provision for loan losses	1,514	1,517	1,542	1,546

Noninterest income	242	873	366	309
Noninterest expense	1,530	1,553	1,563	1,487

Income before federal income taxes	226	837	345	368

Federal income taxes	65	276	97	98

Net income	$161	561	248	270

Earnings per common share
Basic	$0.10	0.34	0.15	0.16

Diluted	$0.09	0.34	0.14	0.16

	2004
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$3,476	3,374	3,388	3,396
Interest expense	1,888	1,870	1,876	1,895

Net interest income	1,588	1,504	1,512	1,501
Provision for loan losses	62	80	72	203

Net interest income after provision for loan losses	1,526	1,424	1,440	1,298

Noninterest income	350	285	257	304
Noninterest expense	1,454	1,450	1,513	1,502

Income before federal income taxes	422	259	184	100

Federal income taxes	141	85	54	12

Net income	$281	174	130	88

Earnings per common share
Basic	$0.17	0.11	0.08	0.05

Diluted	$0.16	0.10	0.08	0.05

TABLE OF CONTENTS

President’s Letter to Stockholders	1

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

General	3

Risk Management	4

Interest Rate Risk	4

Asset Quality/Credit Risk	7

Liquidity Risk	10

Results of Operations	12
Net Interest Income	12
Rate/Volume Analysis	13
Average Yields and Rates Paid	14
Provision for Loan Losses	14
Noninterest Income	14
Noninterest Expense	15
Provision for Federal Income Taxes	15

Capital	16

Recent Accounting Pronouncements	16

Corporate Information:
Market Information	17
Dividends	17
Transfer Agent	17
Special Counsel	17
Annual Meeting	17
Form 10-KSB	17
Website	17

Independent Auditor’s Report	18

Consolidated Financial Statements	19
STOCKHOLDER INFORMATION

2005 earnings per share	$0.75

2005 dividends declared per share	$0.33

Book value per share (1)	$14.84

Market value per share (2)	$16.01

Common shares outstanding (1)	1,656,330

(1)	At December 31, 2005

(2)	Nasdaq closing sale price on December 30, 2005
FRANKLIN SAVINGS LOCATIONS
CORPORATE OFFICE
4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-8000
BRANCH OFFICES
ANDERSON
7944 Beechmont Avenue, (513) 474-3750
DELHI
5015 Delhi Pike, (513) 451-5252
FOREST PARK
Promenade Shopping Center, (513) 851-0400
O’BRYONVILLE
2000 Madison Road, (513) 321-0235
ROSELAWN
Valley Shopping Center, (513) 761-1101
SHARONVILLE
11186 Reading Road, (513) 563-6060
WESTERN HILLS
5791 Glenway Avenue, (513) 471-7300
DIRECTTELLER®, (800) 436-5100
Visit our Websites at:
          www.firstfranklin.com
          www.franklinsavings.com
DirectTeller® is the Trademark of DirectTeller Systems, Inc.