Form 10KSB, Exhibit 13
period 2006-12-31
FIRST FRANKLIN CORP
filed 2007-03-27
CIK 742161

EXHIBIT 13
TABLE OF CONTENTS

President’s Letter to Stockholders	1

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

General	3

Risk Management	4

Interest Rate Risk	4

Asset Quality/Credit Risk	7

Liquidity Risk	10

Results of Operations	12
Net Interest Income	12
Rate/Volume Analysis	13
Average Yields and Rates Paid	14
Provision for Loan Losses	14
Noninterest Income	14
Noninterest Expense	15
Provision for Federal Income Taxes	15

Capital	16

Recent Accounting Pronouncements	16

Corporate Information:
Market Information	17
Dividends	17
Transfer Agent	17
Special Counsel	17
Annual Meeting	17
Form 10-KSB	17
Website	17

Independent Auditor’s Report	18

Consolidated Financial Statements	19
STOCKHOLDER INFORMATION

2006 earnings per share	$0.81

2006 dividends declared per share	$0.36

Book value per share (1)	$15.27

Market value per share (2)	$15.50

Common shares outstanding (1)	1,685,985

(1)	At December 31, 2006

(2)	NASDAQ Global Markets closing sale price on December 29, 2006
FRANKLIN SAVINGS LOCATIONS
CORPORATE OFFICE
4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-8000
BRANCH OFFICES
ANDERSON
7944 Beechmont Avenue, (513) 474-3750
DELHI
5015 Delhi Pike, (513) 451-5252
FOREST PARK
Promenade Shopping Center, (513) 851-0400
O’BRYONVILLE
2000 Madison Road, (513) 321-0235
ROSELAWN
Valley Shopping Center, (513) 761-1101
SHARONVILLE
11186 Reading Road, (513) 563-6060
WESTERN HILLS
5791 Glenway Avenue, (513) 471-7300
DirectTeller®, (800) 436-5100
Visit our Websites at:
     www.firstfranklin.com
     www.franklinsavings.com
DirectTeller® is the Trademark of DirectTeller Systems, Inc.

SELECTED FINANCIAL DATA

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Financial Condition Data:
Total assets	$332,039	$296,682	$273,968	$273,402	$282,184
Cash	7,828	5,116	10,083	2,551	15,237
Loans receivable, net	278,253	243,059	202,948	199,937	187,754
Mortgage-backed securities
Available-for-sale	4,900	7,098	12,313	13,036	17,939
Held-to-maturity	473	680	1,159	1,957	4,351
Investments
Available-for-sale	21,725	23,665	30,741	43,211	45,935
Deposit accounts	231,179	219,364	219,704	221,666	219,084
Borrowings	72,217	50,011	27,600	25,709	37,436
Stockholders’ equity	25,746	24,574	24,110	23,814	23,427

	For the year ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)
Operations Data:
Total interest income	$17,412	$14,227	$13,634	$14,835	$17,054
Total interest expense	10,897	7,837	7,529	8,787	11,597

Net interest income	6,515	6,390	6,105	6,048	5,457
Provision for loan losses	452	271	417	236	105

Net interest income after provision for loan losses	6,063	6,119	5,688	5,812	5,352
Noninterest income	2,522	1,790	1,196	2,092	2,059
Noninterest expense	6,636	6,133	5,919	5,729	5,829

Income before taxes	1,949	1,776	965	2,175	1,582
Provision for federal income tax	592	536	292	735	516

Net income	$1,357	$1,240	$673	$1,440	$1,066

Other Data:
Interest rate spread during period	2.00%	2.30%	2.21%	2.12%	1.84%
Interest rate spread at end of period	1.96	2.35	2.29	2.39	2.15
Return on assets	0.43	0.45	0.24	0.52	0.38
Return on equity	5.40	5.08	2.80	6.05	4.72
Dividend payout ratio	44.74	44.07	78.33	35.30	45.87
Equity to assets ratio	7.75	8.28	8.80	8.71	8.30
Ratio of average interest- earning assets to average interest-bearing liabilities	104.49	104.48	104.52	105.14	104.76
Non-performing assets as a percent of total assets at end of period	1.35	1.47	1.16	1.30	0.86
Full service offices	7	7	7	7	7

Per Share Data:
Net income per common share
Basic	$0.81	$0.75	$0.41	$0.88	$0.65

Diluted	$0.80	$0.73	$0.39	$0.85	$0.65

Book value per common share	$15.27	$14.84	$14.57	$14.50	$14.33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
GENERAL
First Franklin Corporation (“First Franklin” or the “Company”) is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company owns all of the outstanding common stock of The Franklin Savings and Loan Company (“Franklin”).
First Franklin’s mission is to provide high quality, cost effective financial products and services which accrue to the benefit of its customers, employees, shareholders, and the communities it serves, by adhering to the following values:
1.	Exceed customers’ expectations regarding service and products.

2.	Achieve success through our employees’ efforts.

3.	Stockholder satisfaction will enable us to continue serving our customers.

4.	Support the communities we serve.

5.	Combine business success with integrity.
The Company’s operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to enhancing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management’s goal is to maintain profitability and a strong capital position by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.
As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision (“OTS”), although the Company’s activities are not limited by the OTS as long as certain conditions are met. The Company’s assets consist of cash, interest-earning deposits, the building in which the Company’s corporate offices are located and investments in Franklin and DirectTeller Systems Inc. (“DirectTeller”)
Franklin is an Ohio chartered stock savings and loan association headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. Franklin’s business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.
Franklin has one wholly owned subsidiary, Madison Service Corporation (“Madison”). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter at that time. At the present time, Madison has no operations and its only assets are cash and interest-earning deposits. Its only source of income is the interest earned on these deposits.
First Franklin owns 51% of DirectTeller’s outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Harland Financial Solutions, Inc. (“Harland”), a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Harland gives DirectTeller a portion of the profits generated by the use of the inquiry system by Harland’s clients. Harland can terminate this agreement at any time by switching the existing users to a different system. DirectTeller has completed development of a Customer Relationship Management (“CRM”) system which is designed to be integrated with a Voice over Internet Protocol (“VOIP”) telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and is using the CRM program.

The Company also had a $1.5 million investment in the Financial Institutions Partners III (“FIP III”) partnership which it sold in 2006. FIP lll is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The investment was originally made in 2000. A $812,000 ($0.48 per basic share) after-tax profit was realized on the sale. A portion of the proceeds were used to repay a $1.15 million bank line of credit and the remainder is being used for general corporate purposes.
In September 2006, management and the Board of Directors reviewed the Company’s strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing stockholder value. During the next three years, management will continue to emphasize the expansion of its consumer and commercial loan portfolios, the use of technology to improve efficiency, the restructuring of its deposit portfolio to put more emphasis on core deposits and cross selling of services, and enhancing the efficiency of its staff.
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
Because the results of operations of Madison and DirectTeller were not material to the Company’s operations and financial condition, the following discussion focuses primarily on Franklin.
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
Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer and commercial lines of credit, consumer loans (auto, student and personal) and U.S.. Treasury and agency securities. While having assets that mature or reprice more rapidly than liabilities may be beneficial in times of rising interest rates, such an asset/liability structure may have the opposite effect during periods of declining interest rates.
The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.
Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity (“CMT”). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months,resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates.

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
During 2006, many of Franklin’s deposit customers opted to switch from short-term investments to longer term deposits due to an increase in long-term deposit rates. As a result, Franklin experienced a $5.20 million decrease in core deposits and a $17.02 million increase in certificates of deposit. It is anticipated that if deposit rates increase from current levels, additional core deposit balances will shift to certificates or other higher-yielding investments. Franklin is trying to minimize this trend with a new checking account program and by offering a high yield savings account for high balance customers.
The majority of mortgage loans originated by Franklin during 2006 were adjustable-rate. The majority of the fixed-rate mortgages originated were sold in the secondary market. Loan sales during 2006 were $6.42 million compared to $8.33 million during 2005. These loans will continue to be serviced by Franklin. During the fourth quarter of 2006, Franklin began selling a small percentage of the fixed-rate loans it originated with servicing being transferred to the purchaser of the loan. This allows Franklin to offer certain types of loans (interest only, no documentation, negative amortization) it would not usually originate.
The following table utilizes the net portfolio value (“NPV”) methodology to illustrate the impact on Franklin’s net interest income of specified interest rate scenarios at December 31, 2006. Because adjustable-rate loans are subject to caps on the allowable interest rate changes plus lag, repricing and basis risk, instantaneous interest rate increases or decreases can negatively impact net interest income. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates.

In its Interest Rate Risk Policy, Franklin has established what it believes are minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2006, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

	Net interest income			Net portfolio value
Change in
interest rates	Estimated	$ Change	% Change	Estimated	NPV	Policy
(basis points)	$ value	from constant	from constant	$ value	ratio	guidelines
		(Dollars in thousands)
+300	$6,972	$(129)	(1.82)%	$23,832	7.50%	4.00%
+200	7,057	(44)	(0.62)	27,127	8.35	5.00
+100	7,109	8	—	29,255	8.83	6.00
0	7,101	—	—	30,274	8.99	6.75
-100	6,869	(232)	(3.27)	28,073	8.27	6.00
-200	6,268	(833)	(11.73)	25,300	7.39	5.00
The above table sets forth the change in net interest income that would result from a change in Franklin’s net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus 100, 200 and 300 or minus 100 and 200 basis points. An NPV has not been calculated for a change of minus 300 basis points because it is not required by the regulatory agencies. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin’s actual interest rate risk, but they are indicators of a sensitivity to changes in rates.
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
Certain shortcomings are inherent in the “gap” method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and checking accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.
The following table sets forth Franklin’s interest rate sensitivity gap as of December 31, 2006. As shown below, the one year cumulative gap is $52.97 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan’s ability to reprice, and the lag effect associated with rate changes, an instantaneous rise in interest rates could be expected to adversely affect Franklin’s net interest income and interest rate risk position.On the other hand, a gradual increase in interest rates could be expected to have a positive impact on net interest income.

	3 months	4 to 6	7 to 12	1 to 3	3 to 5	5 to 10	10 to 20	>20
	or less	months	months	years	years	years	years	years	Total
	(Dollars in thousands)
Assets:
Real estate loans;
One- to four-family
Adjustable-rate	$22,069	20,295	34,291	35,678	650	—	—	—	112,983
Fixed-rate	3,711	3,566	6,733	22,488	16,875	14,130	4,550	876	72,929
Multifamily and nonresidential
Adjustable-rate	2,726	2,699	5,317	20,065	17,797	—	—	—	48,604
Fixed-rate	371	377	772	3,351	2,165	—	—	—	7,036
Consumer loans	24,468	164	316	1,107	891	939	—	—	27,885
Commercial loans	4,689	—	—	—	—	—	—	—	4,689
Mortgage-backed securities	2,138	1,063	1,760	138	95	124	44	—	5,362
Investments	11,517	—	1,045	3,170	5,272	7,076	4,976	—	33,056

Total rate sensitive assets	$71,689	28,164	50,234	85,997	43,745	22,269	9,570	876	312,544

Liabilities:
Fixed maturity deposits	$15,282	19,699	38,078	43,823	52,289	—	—	—	169,171
Transaction accounts	1,224	1,139	2,047	5,788	3,257	3,193	937	56	17,641
Money market deposit accounts	1,011	915	1,576	3,918	1,758	1,239	190	4	10,611
Savings accounts	2,021	1,881	3,379	9,556	5,374	5,271	1,548	92	29,122
Borrowings	2,125	2,201	4,536	34,046	18,392	10,806	111	—	72,217

Total rate sensitive liabilities	$21,663	25,835	49,616	97,131	81,070	20,509	2,786	152	298,762

Cumulative Gap	$50,026	52,355	52,973	41,839	4,514	6,274	13,058	13,782

Cumulative gap as a percentage of total assets	15.17%	15.88	16.06	12.69	1.37	1.90	3.96	4.18

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities ( the majority of Franklin’s portfolio) with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 9% to 87%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 15% to 23%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 87% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 33% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.
ASSET QUALITY/CREDIT RISK
Credit risk refers to the potential for losses on assets due to a borrower’s default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin’s lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an ongoing quality control program, a sample of the loans originated are reviewed monthly by Franklin’s Compliance Officer, to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin’s Chief Executive Officer.
Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem. If the problem persists, legal action will be considered, normally, when the loan becomes ninety days past due.
The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans in excess of $100,000, home equity and commercial lines of credit with a credit limit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed quarterly. Other assets are reviewed at the discretion of the committee members.
Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. One-to four-family residential mortgage loans are placed on non-accrual status if the collection of principal and/or interest becomes doubtful or legal action to foreclose commences. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.
The following table sets forth Franklin’s non-performing assets as of the dates indicated.

	At December 31,
	2006	2005
	(Dollars in thousands)
Non-accruing loans	$3,868	3,567
Accruing loans ninety days or more past due	214	798
Repossessed assets	408	—

Total non-performing assets	$4,490	4,365

As indicated by the table above, non-performing assets increased $125,000 during 2006. During the current period, non-accruing single-family loans decreased $100,000 and multifamily and nonresidential real estate loans decreased $500,000, but, non-accruing commercial lines of credit increased $900,000. The increase in commercial lines of credit is attributable to two loans secured by residential real estate and a loan secured by undeveloped land. The Company has placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis.
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
When making a one- to four-family residential mortgage loan, Franklin evaluates both the borrower’s ability to make principal and interest payments and the value of the property that will secure the loan. Franklin generally makes portfolio ARM loans on one- to four-family residential property in amounts of 85% or less of the appraised value. When loans are made in amounts that exceed 85% of the appraised value of the underlying real estate, Franklin’s policy is to require private mortgage insurance on a portion of the loan. Currently, Franklin does not originate loans that exceed 100% of the appraised value, or loans where the required monthly payment is less than the interest due (negative amortization loan).
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
The unallocated portion of the allowance for loan losses is determined based on management’s assessment of historical loss experience, economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.

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
The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. During 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans.The 2005 reduction in the allowance reflects the charge-off of commercial lines of credit for which reserves were established during 2004. In management’s opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,
	2006	2005
	(Dollars in thousands)
Beginning balance	$1,277	1,430

Charge-offs
One- to four-family	—	35
Multifamily	—	—
Nonresidential	—	—
Consumer and lines of credit	140	553

	140	588

Recoveries

One- to four family	1	—
Mulifamily	—	—
Nonresidential	5	8
Consumer and lines of credit	37	156

	43	164

Net charge-offs	97	424
Additions charged to operations	452	271

Ending Balance	$1,632	1,277

Ratio of net charge-offs to average loans outstanding	0.04%	0.19%

Ratio of net charge-offs to average non-performing assets	2.19%	11.26%

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
The Company’s liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased by $800,000 to $29.55 million at December 31, 2006.
Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2006 and 2005.

	Years ended December 31,
	2006	2005
	(Dollars in thousands)
Operating activities:
Net income	$1,357	1,240
Adjustments to reconcile net income to net cash used by operating activities	(523)	(473)

Net cash provided by operating activities	834	767
Net cash used by investing activities	(32,311)	(27,489)
Net cash provided by financing activities	34,189	21,755

Net increase (decrease) in cash and cash equivalents	2,712	(4,967)
Cash and cash equivalents at beginning of year	5,116	10,083

Cash and cash equivalents at end of year	$7,828	5,116

Operating activities include the sale of fixed-rate single-family mortgage loans of $6.42 million during 2006 and $8.33 million during 2005. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells all student loans originated to a third party. Student loan sales of $338,000 at a profit of $5,000 occurred during 2006 compared to sales of $255,000 at a profit of $3,900 during 2005.
Loan receipts and disbursements are a major component of the Company’s investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2006, totaled $62.03 million compared to $55.51 million during 2005. Loan disbursements during 2006 were $101.25 million compared to $99.73 million during 2005. Loan originations during 2005 included loan purchases of $7.10 million. No loans were purchased during 2006. The majority of the loans purchased during 2005 were single-family adjustable-rate loans originated in other parts of Ohio.
The Company did not purchase any investment or mortgage-backed securities during 2006. In 2006, investment securities maturities/calls were $2.05 million. During 2005, investment securities purchases were $2.00 million and maturities/calls were $8.86 million. The decrease in the maturities/calls during 2006 was the result of increasing interest rates. During 2006, Franklin purchased $2.0 million of bank-owned life insurance. As a result of this purchase and a $3.0 million purchase during 2004, Franklin now holds $5.29 million of bank-owned life insurance.The face value of the policies as of December 31, 2006 is approximately $14,069,000.
During 2005 and 2006, the Company did not sell any agency or corporate debt securities. During 2005, the Company sold $1.89 million of mortgage-backed securities at a gain of $3,200. No mortgage-backed securities were sold during 2006. During 2006 and 2005, the Company realized gains of approximately $4,700 and $37,000, respectively, on agency securities that were called prior to maturity.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $11.82 million to $231.18 million at December 31, 2006 from $219.36 million at December 31, 2005. Net of interest credited, deposits increased by $4.82 million during 2006 as compared to a $5.81 million decrease during 2005. Due to the rising interest rate environment during 2006, consumers moved funds from core deposit accounts to higher yielding certificates of deposit. As a result, core deposits decreased $5.20 million and certificates increased $17.02 million during 2006. In the third quarter of 2006, Franklin implemented a program to acquire low-cost checking accounts. The program involves direct mail to the households surrounding the Franklin branches, a free gift to anyone opening a new account, payments to offset the cost of check supplies from the customer’s previous financial institution and a gift to any current customer who gets a friend or family member to open a checking account. The program features seven types of accounts that range from free with no interest to accounts that have a higher interest rate on higher balances. During the approximately four months the program was in effect in 2006, Franklin opened 525 new checking accounts, compared to 150 during the same period in 2005. The cost of the program during 2006 was approximately $125,000. It is anticipated that the program will cost approximately $225,000 during 2007.
The table below sets forth the deposit flows by type of account, including interest credited, during 2006 and 2005.

	Years ended December 31,
	2006	2005
	(Dollars in thousands)
Savings deposits	$2,404	(2,173)
Checking / Super NOW deposits	542	(855)
MMDA deposits	(8,147)	(7,817)

Total	(5,201)	(10,845)

Certificates of deposit:
7-31 day	(64)	(226)
91 day	(109)	(114)
Six month	(2,094)	(2,329)
One year	12,146	13,436
Eighteen month	1,418	(1,232)
Two year	(4,254)	1,104
Three year	1,755	(2,762)
Thirty-nine month	4,210	(1,686)
Five year	4,646	5,710
Jumbo certificates	(628)	(1,398)
Other	(10)	2

Total	17,016	10,505

Total deposit increase (decrease)	$11,815	(340)

Borrowings increased $22.21 million to $72.22 million at December 31, 2006. This increase was used to partially fund the $35.19 million increase in loans outstanding . See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.
At December 31, 2006, Franklin had outstanding commitments to originate or purchase $784,000 of mortgage loans or mortgage-backed securities, as compared to $1.29 million at December 31, 2005. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $16.82 million at December 31, 2006, compared to $15.14 million at December 31, 2005. During 2007, approximately $73.06 million of certificates of deposit are scheduled to mature and $8.86 million of borrowings mature or have required repayments. Based on past history, Franklin anticipates that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $57.95 million from the Federal Home Loan Bank (“FHLB”).

RESULTS OF OPERATIONS
The Company had net income of $1.36 million for the year ended December 31, 2006. This represents a 0.43% return on average assets and a 5.40% return on average stockholders’ equity. Book value per share at December 31, 2006 was $15.27. Net income for the year ended December 31, 2005 was $1.24 million and returns on average assets and average equity for 2005 were 0.45% and 5.08%, respectively. Net income for the year ended December 31, 2004 was $673,000 representing a 0.24% return on average assets and a 2.80% return on average stockholders’ equity. The increase in 2006 net income before taxes when compared to 2005 reflects a $1.23 million profit on the sale of the FIP III investment, increases of $125,000 in net interest income and $95,000 in checking account fees, which were offset by increases of $181,000 in the provision for loan losses and $504,000 in operating expenses.
Net Interest Income
Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is one of the Company’s primary sources of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 1.96% during 2006 to $6.52 million from $6.39 million in 2005, interest rate spread decreased from 2.30% for 2005 to 2.00% for 2006 and net earning assets increased to $12.93 million from $11.24 million at the end of 2005.

	2006			2005			2004
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$267,058	15,749	5.90%	$221,800	12,497	5.63%	$201,936	11,425	5.66%
Mortgage-backed securities (2)	6,457	312	4.83	10,187	412	4.04	14,727	534	3.63
Investments (2)	23,106	1,082	4.68	25,945	1,098	4.23	39,169	1,502	3.83
FHLB stock	4,648	269	5.79	4,402	220	5.00	4,212	173	4.11

Total interest-earning assets	$301,269	17,412	5.78%	$262,334	14,227	5.42%	$260,044	13,634	5.24%

Interest-bearing liabilities:
Checking deposits	$33,818	337	1.00%	$44,033	472	1.07%	$51,765	522	1.01%
Savings deposits	27,188	339	1.25	28,407	209	0.74	29,777	221	0.74
Certificates of deposit	167,794	7,155	4.26	146,354	5,551	3.79	140,715	5,359	3.81
Borrowings	59,535	3,066	5.15	32,299	1,605	4.97	26,540	1,427	5.38

Total interest-bearing liabilities	$288,335	10,897	3.78%	$251,093	7,837	3.12%	$248,797	7,529	3.03%

Net interest income		$6,515			6,390			6,105

Interest rate spread			2.00%			2.30%			2.21%

Net earning assets	$12,934			11,241			11,247

Net yield on average interest-earning assets			2.16%			2.44%			2.35%

Average interest-earning assets to average interest-bearing liabilities		1.04%			1.04%			1.05%

(1)	Calculated net of deferred loan fees, loans in process and loss reserves.

(2)	Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company’s net interest income between periods is the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year’s rate), (ii) changes in rate (change in rate multiplied by prior year’s volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.
During 2006, net interest income increased $125,000 compared to a $285,000 increase during 2005. The income earned on assets increased $3.19 million, mainly due to increases in interest earned on loans and the yield on total interest-earning assets. The increase in the yield on interest-earning assets reflects increases in the yield on loans from 5.63% to 5.90% , mortgage-backed securities from 4.04% to 4.83% and the yield on investments from 4.23% to 4.68%. The increase in the yield earned on interest-earning assets is due to the overall increase in market interest rates during 2006 and the increased interest on loans reflects an increase in loans outstanding which was partially funded by a decrease in mortgage-backed securities and increases in deposits and borrowings. During the same period, however, interest expense increased $3.06 million due to an increase in the average cost of funds from 3.12% to 3.78%. The increase in the average cost of funds reflects the cost of increased deposits and borrowings.

	2006 vs 2005			2005 vs 2004
	Increase			Increase
	(decrease)		Total	(decrease)		Total
	due to		increase	due to		increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
	(Dollars in thousands)
Interest income attributable to:
Loans receivable (1)	$2,647	605	3,252	1,119	(47)	1,072
Mortgage-backed securities	(214)	114	(100)	(195)	73	(122)
Investments	(859)	843	(16)	(582)	177	(405)
FHLB stock	13	36	49	8	39	47
Total interest income	$1,587	1,598	3,185	350	242	592

Interest expense attributable to:
Demand and NOW deposits	$(103)	(31)	(134)	(86)	35	(51)

Savings deposits	(9)	139	130	(10)	(2)	(12)
Certificates of deposit	868	736	1,604	213	(21)	192
Borrowings	1,401	59	1,460	273	(95)	178

Total interest expense	$2,157	903	3,060	390	(83)	307

Increase (decrease) in net interest income	$(570)	695	125	(40)	325	285

(1)	Includes non-accruing loans

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years. Management believes that the interest rate spread is close to its low point and will trend up in the upcoming year.

	At December 31,
	2006	2005	2004
Weighted average yield on:
Loans receivable (1)	6.09%	5.84%	5.71%
Mortgage-backed securities	5.22	4.39	3.67
Investments (2)	4.71	4.21	3.69
FHLB stock	6.00	5.75	4.25

Combined weighted average yield on interest-earning assets	5.96	5.66	5.29

Weighted average rate paid on:
Checking deposits	1.16	0.98	0.91
Savings deposits	1.75	0.74	0.74
Certificates of deposit	4.49	3.83	3.73
Borrowings	5.05	4.96	5.29

Combined weighted average rate paid on interest-bearing liabilities	4.00	3.31	3.00

Interest rate spread	1.96%	2.35%	2.29%

(1)	Includes impact of non-accruing loans.

(2)	Yields reflected have not been calculated on a tax equivalent basis.
Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $452,000 for 2006, $271,000 for 2005, and $416,900 for 2004. As previously discussed, during 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans. Assets classified as substandard and loss at December 31, 2006 increased by 4.78% to $5.26 million, while non-performing assets increased by 2.86% to $4.49 million. Total loss reserves were $1.63 million at December 31, 2006 compared to $1.28 million at the end of 2005. Total loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Unallocated general loss reserves decreased from $830,000 at the end of 2005 to $731,000 at the end of 2006. This decrease reflects the establishment of specific reserves on the commercial loans discussed above. It is management’s opinion that the level of reserves at December 31, 2006 is adequate to protect Franklin against reasonably foreseeable losses.
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
Noninterest Income. Noninterest income was $2.52 million for 2006, compared to $1.79 million for 2005 and $1.20 million for 2004. Current year income includes a $1.23 profit on the sale of the FIP III investment, service fees of $608,000 earned on checking and money market accounts and profits of $126,000 on the sale of loans and other investments, which includes an additional payment of $39,000 on the sale of the Intrieve investment and a $30,000 recovery on the Worldcom bond sold in 2002. Late charges and prepayment fees also increased during 2006. Noninterest income during 2005 included a $648,000 gain on the sale of the Intrieve,Incorporated (“Intrieve”) investment. Profits on the sale of loans and other investments were $120,000 in 2005 and $319,000 in 2004. Noninterest income during 2005 and 2004 included service fees on checking and money market accounts of $513,000 and $348,000, respectively. The increase in checking account fees is the result of fees earned on the overdraft privilege program begun in 2005.

During the second quarter of 2005, Intrieve, the provider of Franklin’s data processing services was acquired by Harland. Both Franklin and Madison had an investment in Intrieve which resulted in an after-tax profit of approximately $428,000 ($0.26 per basic share). An additional after-tax profit of $26,000 was realized during 2006. The acquisition has had no effect on the day-to-day data processing service that Franklin receives.
Management believes that increases in net interest income, fees earned on checking accounts and reduced operating expenses will partially offset the profits realized on the sale of the FIP II and Harland investments in the past two years.
Noninterest Expense. Noninterest expense was $6.64 million, $6.13 million and $5.92 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a percentage of average assets, total noninterest expenses were 2.10%, 2.21%, and 2.15% for 2006, 2005 and 2004, respectively. The following table shows changes in the major noninterest expense items during 2006 and 2005.

		Percent		Percent
		increase		increase
	2006	(decrease)	2005	(decrease)	2004
	(Dollars in thousands)
Compensation	$2,333	2.3%	$2,281	(1.6)%	$2,319
Employee benefits	496	9.0	455	(5.0)	479
Office occupancy	1,022	4.4	979	11.6	877
FDIC insurance	28	(6.7)	30	(9.1)	33
Data processing	440	18.3	372	(0.8)	375
Marketing	323	2.2	316	17.5	269
Professional fees	190	(14.0)	221	26.3	175
Supervisory expense	137	4.6	131	(5.1)	138
Taxes, other than income	268	11.2	241	(0.8)	243
Other	1,399	26.4	1,107	9.5	1,011

Total	$6,636	8.2%	$6,133	3.6%	$5,919

Employee benefits increased due to the increased number of employees entering the retirement plan. The increase in occupancy expense reflects increased real estate taxes and the higher depreciation associated with the remodeling of Franklin’s branch offices. Data processing expense increased due to the outsourcing of network maintenance and the implementation of a new communications network. The increase in other expenses partially reflects the cost of the new checking account program, the cost of a new employee training program and increased expenses on repossessed properties.
Provision for Federal Income Taxes. Provisions for federal income taxes were $592,000, $536,000, and $292,000 in 2006, 2005 and 2004, respectively. The effective federal income tax rates for 2006, 2005, and 2004 were 30.4%, 30.2% and 30.2%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

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
The Company’s stockholders’ equity increased approximately $1.18 million during 2006 from $24.57 million at December 31, 2005 to $25.75 million at the end of 2006. Book value per share increased to $15.27 at December 31, 2006 from $14.84 at the end of 2005. The increase in stockholders’ equity is primarily the result of net income for the year of $1.36 million and the exercise of stock options of $363,000 which were offset by dividends declared of $607,000 and the decrease in unrealized losses on available-for-sale securities of $60,000 . As a percentage of total assets, the Company’s stockholders’ equity was 7.75% and 8.28% at December 31, 2006 and 2005, respectively.
Dividends per share of $0.36 were declared by the Company in 2006 and $0.33 in 2005, resulting in payments of $607,000 in 2006 and $546,000 in 2005. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.
For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin’s actual capital levels at December 31, 2006.
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

	December 31, 2006
		Minimum			Minimum
Capital standard	Actual	required	Excess	Actual	required	Excess
Core	$23,573,000	13,203,000	10,370,000	7.14%	4.00	3.14
Risk-based	$24,356,000	17,075,000	7,281,000	11.41%	8.00	3.41
RECENT ACCOUNTING PRONOUNCEMENTS
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140”. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under specific situations, which includes the transfer of financial assets that meet the requirements of sale accounting. It also requires that separately recognized servicing assets and liabilities be initially valued at fair value, if practical, and permits the entity to choose either the amortization method or fair value measurement method for subsequent measurement methods of each class of servicing assets or liabilities for reporting in the entity’s financial statements. It also requires separate presentation of servicing assets and servicing liabilities in the financial statements. The effective date of the pronouncement is for fiscal periods that begin after September 15, 2006 with earlier adoption allowed provided the entity has not yet issued financial statements, including interim financial statements. Management does not expect the adoption of SFAS No. 156 to have a material impact on the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in an enterprise’s financial statements in accordance with FASB No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006 with earlier application encouraged if the enterprise has not yet issued financial statements including interim statements. Management does not expect the adoption of this Interpretation to have a material impact of the consolidated financial statements.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, which concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require a new fair value measurements. The pronouncement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not expect an impact from the adoption of this Statement.
In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. The Issue requires that an employer who issues an endorsement split-dollar life insurance arrangement that provides a benefit to an employee should recognize a liability for future benefits in accordance with FASB Statement No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, if in substance a postretirement plan exists, or Accounting Principles Board (APB) Opinion No. 12, “Omnibus Opinion”, if the arrangement is, in substance, an individual deferred compensation contract, based on the substantive agreement with the employee. This issue is effective for fiscal years beginning after December 31, 2007 with earlier application permitted. Management is currently assessing the impact of the Issue on the Company’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement No. 159 are elective. However the amendment to FASB Statement No. 115 applies to all entities with available-for-sale and trading securities. The fair value option established by Statement No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The effective date of the pronouncement is for the first fiscal period that begins after November 15, 2007 with earlier adoption I allowed with specific requirements of the pronouncement. Management is currently assessing the impact of the pronouncement on the Company’s financial statements.

CORPORATE INFORMATION
MARKET INFORMATION
The Company’s common stock is traded in the over-the-counter market and is quoted on the NASDAQ Global Market under the trading symbol “FFHS”. As of December 31, 2006, there were 360 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company’s common stock as reported on the NASDAQ Global Market during the quarters indicated. At February 28, 2007, First Franklin’s closing sale price as reported on the NASDAQ Global Market was $18.18.

	Low	High
Stock prices for the quarter ended:
March 31, 2005	$18.00	$19.70
June 30, 2005	15.25	19.63
September 30, 2005	15.40	17.93
December 31, 2005	15.50	17.01
March 31, 2006	15.76	17.20
June 30, 2006	15.75	17.23
September 30, 2006	15.60	18.90
December 31, 2006	14.66	16.25
DIVIDENDS
Dividends are paid upon the determination of the Company’s Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company’s current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.36 per share during 2006 and $0.33 per share during 2005.
The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution’s retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $200,000 during 2006 and $750,000 during 2005.
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
TRANSFER AGENT:
National City Bank, Cleveland, Ohio
SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio
ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 23, 2007 at 3:00 p.m.
FORM 10-KSB:
The Company’s 2006 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:
Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@firstfranklin.com
Visit our Websites:
www.firstfranklin.com
www.franklinsavings.com

Report of Independent Registered Public Accounting Firm
To the Board of Directors
of First Franklin Corporation and Subsidiary:
We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Cincinnati, Ohio
February 12, 2007
Fifteenth Floor, 105 East Fourth Street, Cincinnati, OH 45202-4093, 513/241-3111, FAX 513/241-1212
CINCINNATI     COLUMBUS     DAYTON     MIDDLETOWN     SPRINGFIELD

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
Cash, including certificates of deposit and other interest-earning deposits of $3,100,000 and $100,000 at December 31, 2006 and 2005, respectively	$7,828,130	5,116,250
Investment securities:
Securities available-for-sale, at market value (amortized cost of $22,038,385 and $24,077,554 at December 31, 2006 and 2005, respectively)	21,724,858	23,664,805
Mortgage-backed securities:
Securities available-for-sale, at market value (amortized cost of $4,888,582 and $7,092,735 at December 31, 2006 and 2005, respectively)	4,899,783	7,097,559
Securities held-to-maturity, at amortized cost (market value of $485,964 and $704,612 at December 31, 2006 and 2005, respectively)	472,901	679,847
Loans receivable, net	278,252,619	243,059,199
Real estate owned, net	407,670	—
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,796,500	4,527,700
Accrued interest receivable:
Investment securities	152,517	156,068
Mortgage-backed securities	23,350	28,400
Loans receivable	944,821	835,890
Property and equipment, net	4,084,083	4,314,268
Bank owned life insurance	5,293,309	3,164,954
Other assets	3,158,538	4,037,258

	$332,039,079	296,682,198

LIABILITIES
Deposit accounts	$231,178,674	219,364,263
Borrowed money	72,216,545	50,011,441
Advances by borrowers for taxes and insurance	2,036,115	1,622,029
Other liabilities	456,121	658,573

Total liabilities	305,887,455	271,656,306

Minority interest in consolidated subsidiary	405,402	451,868

Commitments (Notes 15 and 17)

STOCKHOLDERS’ EQUITY
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2006 and 2005.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 324,882 shares in 2006 and 354,547 shares in 2005.	(3,173,624)	(3,536,372)
Retained earnings, substantially restricted	22,926,652	22,176,978
Accumulated other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $(107,900) and $(138,700) at December 31, 2006 and 2005, respectively	(209,449)	(269,225)

Total stockholders’ equity	25,746,222	24,574,024

	$332,039,079	296,682,198

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2006	2005	2004
Interest income:
Loans receivable	$15,749,068	12,497,329	11,424,480
Investment securities	1,308,018	1,263,051	1,625,769
Mortgage-backed securities	311,910	412,436	534,148
Other interest income	42,546	53,525	49,302

	17,411,542	14,226,341	13,633,699

Interest expense:
Deposit accounts	7,831,077	6,231,344	6,101,991
Borrowed funds	3,065,930	1,605,442	1,427,246

	10,897,007	7,836,786	7,529,237

Net interest income	6,514,535	6,389,555	6,104,462

Provision for loan losses	452,000	271,000	416,900

Net interest income afterprovision for loan losses	6,062,535	6,118,555	5,687,562

Noninterest income:
Service fees on checking accounts	608,082	513,213	347,789
Gain on loans sold	63,750	79,784	183,393
Gain on sale of investments	4,710	39,725	135,459
Gain on sale of Intrieve investment	39,229	647,798	—
Gain on the sale of the FIP III investment	1,230,000	—	—
Other income	576,210	509,253	529,488

	2,521,981	1,789,773	1,196,129

Noninterest expense:
Salaries and employee benefits	2,829,403	2,736,339	2,797,567
Occupancy	1,021,787	978,586	877,186
Federal deposit insurance premiums	28,401	30,210	33,250
Service bureau	440,452	371,512	375,235
Advertising	323,447	315,907	268,952
Taxes, other than income taxes	268,417	241,155	242,969
Other	1,724,353	1,458,799	1,323,392

	6,636,260	6,132,508	5,918,551

Income before federal income taxes	1,948,256	1,775,820	965,140

Provision for federal income taxes	591,676	535,996	291,681

Net income	$1,356,580	1,239,824	673,459

Net income per common share:
Basic	$0.81	0.75	0.41

Diluted	$0.80	0.73	0.39

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2006	2005	2004
Net Income	$1,356,580	1,239,824	673,459
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale securities:
Unrealized holding gains (losses) during the year	62,885	(218,069)	109,020
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	(3,109)	(26,218)	(89,403)

Comprehensive income	$1,416,356	995,537	693,076

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Net unrealized
		Additional		gain (loss) on
	Common	paid-in	Treasury	available-for-	Retained
	stock	capital	stock	sale securities	earnings
Balance, December 31, 2003	$13,406	6,189,237	(3,682,217)	(44,555)	21,337,640

Dividends declared ($.32) per common share					(527,493)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $10,200				19,617
Issuance of treasury stock			131,350
Net income for the year ended December 31, 2004					673,459

Balance, December 31, 2004	$13,406	6,189,237	(3,550,867)	(24,938)	21,483,606

Dividends declared ($ .33) per common share					(546,452)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(125,900)				(244,287)
Issuance of treasury stock			14,495
Net income for the year ended December 31, 2005					1,239,824

Balance December 31, 2005	$13,406	6,189,237	(3,536,372)	(269,225)	22,176,978

Dividends declared ($ .36) per common share					(606,906)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $30,800				59,776
Issuance of treasury stock			362,748
Net income for the year ended December 31, 2006					1,356,580

Balance December 31, 2006	$13,406	6,189,237	(3,173,624)	(209,449)	22,926,652

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004

Cash flows from operating activities:

Net income	$1,356,580	1,239,824	673,459
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	452,000	271,000	416,900
Depreciation	513,678	361,306	306,806
Amortization	85,847	56,402	93,743
Deferred income taxes	268,104	54,764	(92,721)
Gain on sale of investments	(4,710)	(39,725)	(135,459)
Gain on sale of FIP III investment	(1,230,000)	—	—
Gain on sale of loans	(63,750)	(79,784)	(131,912)
Gain on the sale of Intrieve investment	(39,229)	(647,798)	—
Gain on sale of property and equipment	—	(3,078)	—
FHLB stock dividends	(268,800)	(219,400)	(173,100)
Bank owned life insurance (BOLI) earnings	(128,355)	(123,495)	(41,459)
Decrease (increase) in accrued interest receivable	(100,330)	(29,653)	55,969
Decrease (increase) in other assets	305,619	112,022	(305,102)
Increase (decrease) in other liabilities	(202,452)	(80,420)	220,102
Other, net	(110,415)	(108,069)	47,699
Proceeds from sale of loans originated for sale	6,415,455	8,331,512	6,353,829
Disbursements on loans originated for sale	(6,414,951)	(8,327,739)	(6,296,350)

Net cash provided by operating activities	834,291	767,669	992,404

Cash flows from investing activities:
Net change in loans receivable	(36,292,899)	(34,000,981)	(5,321,119)
Principal reductions on mortgage-backed securities	2,406,383	3,726,664	4,675,075
Proceeds from sale of student loans	343,057	259,066	728,618
Proceeds from sale of SBA loans	—	227,659	1,373,938
Purchase of loans	—	(7,102,842)	(125,000)
Purchase of investment securities:
Available-for-sale	—	(2,000,000)	(8,997,270)
Proceeds from maturities/calls of investment securities:
Available-for-sale	2,050,000	8,861,513	15,005,863
Proceeds from the sale of investment securities:
Available-for-sale	—	—	6,630,469
Purchase of mortgage-backed securities:
Available-for-sale	—	—	(3,159,917)
Proceeds from the sale of mortgage-backed securities Available-for-sale	—	1,886,735	—
Purchase of other investments	—	—	(500,000)
Purchase of bank owned life insurance	(2,000,000)	—	(3,000,000)
Capital expenditures	(167,865)	(509,575)	(525,286)
Proceeds from sale of Intrieve investment	39,229	764,093	—
Proceeds from the sale of the FIP III investment	1,350,000	—	—
Proceeds from sale of real estate owned	15,000	444,850	223,922
Improvements to real estate owned	(54,759)	(58,482)	(24,915)
Proceeds from sale of property and equipment	—	12,000	—

Net cash provided (used) by investing activities	$(32,311,854)	(27,489,300)	6,984,378

Continued
See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,
	2006	2005	2004
Cash flows from financing activities:
Net increase (decrease) in deposit accounts	$11,814,411	(339,610)	(1,961,864)
Issuance of treasury stock	362,748	14,495	94,850
Payment of dividends	(606,906)	(546,452)	(527,493)
Proceeds from (repayment of) borrowed funds, net	22,205,104	22,410,950	1,891,115
Increase in advances by borrowers for taxes and insurance	414,086	215,867	58,723

Net cash provided (used) by financing activities	34,189,443	21,755,250	(444,669)

Net increase (decrease) in cash	2,711,880	(4,966,381)	7,532,113

Cash at beginning of year	5,116,250	10,082,631	2,550,518

Cash at end of year	$7,828,130	5,116,250	10,082,631

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, including interest credited to deposit accounts	$10,881,972	7,835,938	7,562,837

Income taxes	$145,000	590,000	365,000

Supplemental disclosure of noncash activities:

Real estate acquired in settlement of loans	$433,280	398,675	—

Change in unrealized gain (loss) on available-for-sale securities	$90,576	(370,187)	29,817

Stock issued as compensation	$—	—	36,500

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin) from a mutual to a stock savings and loan association. The Company’s financial statements include the accounts of its wholly-owned subsidiary, Franklin, and Franklin ‘s wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin is an Ohio chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the FDIC for the insurance of such deposit accounts.

Franklin conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company’s profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

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

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company’s liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of applicable taxes. At December 31, 2006 and 2005 the Company did not hold any trading securities.

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

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of the loan. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

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

The Company sells loans in the secondary market. Mortgage loan sales totaled $6,415,000 and $8,332,000 during 2006 and 2005, respectively. The amount of loans held for sale at December 31, 2006 and 2005 is not material to the loan portfolio and thus is not reported separately in the Company’s balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management’s intention to hold all other loans originated to maturity or earlier repayment.

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

Advertising

The Company expenses all advertising costs as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$21,223,268	4,342	315,924	20,911,686

Obligations of states and municipalities	815,117	7,399	9,344	813,172

	$22,038,385	11,741	325,268	21,724,858

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$23,212,380	—	412,655	22,799,725

Obligations of states and municipalities	865,174	10,725	10,819	865,080

	$24,077,554	10,725	423,474	23,664,805

The amortized cost and estimated market value of investment securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized	Estimated
	cost	market value
Available-for-sale:
Due in one year or less	$1,545,000	1,539,787
Due after one year through five years	8,442,363	8,385,032
Due after five years through ten years	7,075,340	6,952,114
Due after ten years	4,975,682	4,847,925

	$22,038,385	21,724,858

No investments were sold during 2006. The gross proceeds on sale of investments and mortgage-backed securities were $1,886,735 and $6,630,469 for the years ended December 31, 2005 and 2004, respectively. Gross realized gains for the years ended December 31, 2006, 2005 and 2004 were $4,710, $39,725 and $135,459. The 2006 realized gain was the result of an investment called prior to maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,
	2006	2005	2004
Taxable interest income	$1,006,041	1,009,439	1,400,299
Nontaxable interest income	32,994	34,002	52,210
Dividends	268,983	219,610	173,260

	$1,308,018	1,263,051	1,625,769

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$85,322	1,559	—	86,881
FNMA certificates	593,400	8,343	—	601,743
GNMA certificates	3,220,555	16,266	512	3,236,309
Collateralized mortgage obligations	989,305	—	14,455	974,850

	$4,888,582	26,168	14,967	4,899,783

Held-to-maturity:
FHLMC certificates	$219,186	7,884	—	227,070
FNMA certificates	137,311	238	—	137,549
GNMA certificates	116,404	4,941	—	121,345

	$472,901	13,063	—	485,964

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$115,629	2,827	—	118,456
FNMA certificates	671,188	12,421	—	683,609
GNMA certificates	4,818,135	9,296	10,535	4,816,896
Collateralized mortgage obligations	1,487,783	—	9,185	1,478,598

	$7,092,735	24,544	19,720	7,097,559

Held-to-maturity:
FHLMC certificates	$255,265	12,482	—	267,747
FNMA certificates	270,180	3,121	—	273,301
GNMA certificates	154,402	9,162	—	163,564

	$679,847	24,765	—	704,612

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:

The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2006 and 2005.

	December 31, 2006
	Less than 12 Months			12 Months or Longer		Total
	Fair		Unrealized	Fair	Unrealized	Fair		Unrealized
	value		losses	value	losses	value		losses
U.S. Treasury securities and obligations of U.S. Government Agencies	$—		—	18,908,885	315,924	18,908,885		315,924
Obligations of state and municipalities	450,657		9,344	—	—	450,657		9,344
Mortgage-backed securities	26,211		17	2,036,817	14,950	2,063,028		14,967

	$476,868		9,361	20,945,702	330,874	21,422,570		340,235

Number of Investments		2			24		26

	December 31, 2005
	Less than 12 Months			12 Months or Longer			Total
	Fair		Unrealized	Fair		Unrealized	Fair		Unrealized
	value		losses	value		losses	value		losses
U.S. Treasury securities and obligations of U.S. Government Agencies	$4,233,266		41,733	18,566,459		370,922	22,799,725		412,655
Obligations of state and municipalities	—		—	449,181		10,819	449,181		10,819
Mortgage-backed securities	1,478,598		9,185	3,142,401		10,535	4,620,999		19,720

	$5,711,864		50,918	22,158,041		392,276	27,869,905		443,194

Number of Investments		7			25			32
Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable:

The Company primarily originates single family real estate loans in Southwestern Ohio. Loans are originated on the basis of credit policies established by the Company’s management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31,
	2006	2005
First mortgage loans:
Principal balances:
Collateralized by one- to four- family residences	$186,023,826	153,015,599
Collateralized by multifamily properties	16,271,628	16,644,178
Collateralized by other properties	41,169,744	40,960,523
Construction loans	2,554,617	3,083,085

	246,019,815	213,703,385

Less:
Undisbursed portion of construction loans	(631,085)	(1,361,345)
Net deferred loan origination fees	(260,488)	(181,524)

Total first mortgage loans	245,128,242	212,160,516

Consumer and other loans:
Principal balances:
Consumer loans	5,945,981	3,346,377
Lines of credit	27,982,593	28,169,301
Student loans	808,008	660,441
Total consumer and other loans	34,736,582	32,176,119

Less allowance for loan losses	(1,612,205)	(1,277,436)

	$278,252,619	243,059,199

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,
	2006	2005	2004
Balance, beginning of year	$1,277,436	1,430,250	1,368,643
Provision for loan losses	452,000	271,000	416,900
Charge-offs and recoveries, net	(97,231)	(413,814)	(355,293)
Transfers to allowance for losses on real estate owned	(20,000)	(10,000)	—

Balance, end of year	$1,612,205	1,277,436	1,430,250

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2006 and 2005 the recorded investment in loans for which impairment has been recognized was approximately $1,609,000 and $1,168,000 with related reserves of $746,000 and $174,000, respectively. The average balance in impaired loans was $1,389,000 and $1,207,000 for the years ended December 31, 2006 and 2005, respectively. Interest received on impaired loans for the years ended December 31, 2006 and 2005 was $17,000 and $49,000.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2006 and 2005 were approximately $3,868,000 and $3,567,000, respectively. Accruing loans over 90 days delinquent were $214,000 and $798,000 as of December 31, 2006 and 2005, respectively. Income recognized on a cash basis on nonaccrual loans for the years 2006 and 2005 was $92,000 and $79,000, respectively. Additional interest income of $287,000 and $224,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms for the years 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable, Continued:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $63,244,000, $64,431,000 and $66,626,000 at December 31, 2006, 2005 and 2004, respectively.

Mortgage servicing rights of $63,246, $66,652 and $51,480 were capitalized in 2006, 2005 and 2004, respectively. The fair value of mortgage servicing rights approximates their current book value as of December 31, 2006 and 2005. The carrying value of the Company’s servicing rights totaled approximately $363,000 and $387,000 at December 31, 2006 and 2005. Amortization of mortgage-servicing rights was $87,252, $82,152 and $91,304 for 2006, 2005 and 2004, respectively.

4.	Real Estate Owned:

Real estate owned consists of the following:

	December 31,
	2006	2005
Real estate owned	$427,670	—
Less: allowance for losses	20,000	—

	$407,670	—

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,
	2006	2005	2004
Balance, beginning of year	$—		30,000
Charge-off upon sale of property	—	(10,000)	(30,000)
Transfers from allowance for loan losses	20,000	10,000	—

Balance, end of year	$20,000	—	—

5.	Bank Owned Life Insurance:

Franklin has purchased single-premium life insurance policies on its officers and employees, at a cumulative cost of $5,000,000 from three insurance companies. The cash surrender value of the policies was $5,293,309 and $3,164,954 at December 31, 2006 and 2005, respectively. The face value of the policies as of December 31, 2006 is approximately $14,069,000.

6.	Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,
	2006	2005
Buildings and improvements	$1,921,422	1,889,025
Leasehold improvements	2,422,445	2,411,637
Furniture, fixtures and equipment	3,074,491	2,963,609

	7,418,358	7,264,271

Accumulated depreciation and amortization	(4,520,810)	(4,136,538)

	2,897,548	3,127,733
Land	1,186,535	1,186,535

	$4,084,083	4,314,268

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
7.	Other Assets:

Included in other assets as of December 31, 2005 was a $1,500,000 investment in Financial Institutions Partners lll, L.P. recorded under the cost method. The partnership invests primarily in equity securities of publicly traded financial institutions. The entire investment was sold during 2006 at a profit of approximately $1,230,000. The net asset value of the Company’s pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,703,000 at December 31, 2005. Also included in other assets as of December 31, 2006 and 2005 was a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost at December 31, 2006 and 2005.

8.	Deposits accounts:

Deposit accounts consist of the following:

	December 31, 2006			December 31, 2005
	Weighted		Percent	Weighted		Percent
	average		of	average		of
	rate	Amount	deposits	rate	Amount	deposits
Savings accounts	1.75%	$29,121,793	12.6%	0.74%	$26,718,020	12.2%
Checking accounts and variable rate money market savings accounts	1.16	32,885,499	14.2	0.98	40,490,961	18.4

		62,007,292	26.8		67,208,981	30.6

Certificates:
1-6 month	3.59	4,721,538	2.0	3.03	7,615,938	3.5
1 year	4.56	39,724,975	17.2	3.23	27,578,470	12.6
18 month	4.36	6,406,990	2.8	3.04	4,988,589	2.3
18 month - 5 years	4.32	39,496,513	17.1	3.26	37,786,047	17.2
5-8 years	4.61	78,821,366	34.1	4.48	74,186,238	33.8

		169,171,382	73.2		152,155,282	69.4

Total deposit accounts		$231,178,674	100.0%		$219,364,263	100.0%

At December 31, 2006, scheduled maturities of certificates of deposit are as follows:

2007	$73,059,119
2008	18,695,106
2009	25,128,376
2010	28,668,640
2011 and thereafter	23,620,141

$169,171,382

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits accounts, Continued:

Interest paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,
	2006	2005	2004
Savings accounts	$338,548	208,785	221,378
Checking and money market accounts	337,278	470,650	521,754
Certificates	7,155,251	5,551,909	5,358,859

	$7,831,077	6,231,344	6,101,991

Certificates of deposit with balances of $100,000 or more totaled approximately $49,542,000 and $36,333,000 at December 31, 2006 and 2005, respectively.

9.	Borrowed Money:

Borrowed money at December 31, 2006 consists of the following:

	Average	Outstanding
Maturing during	interest rate	balance
2008	5.31%	$9,968,291
2009	5.07	20,866,825
2010	5.75	12,219,261
2011	5.18	18,017,311
2012-2016	3.85	10,946,560
Thereafter	1.38	198,297

	5.05%	$72,216,545

At December 31, 2006 the Company’s borrowings consisted of $69,216,545 of fixed-rate loans and $3,000,000 of variable-rate loans.
The borrowings require principal payments as follows:

2007	$8,863,890
2008	17,078,517
2009	16,966,340
2010	8,342,665
2011	10,047,710
Thereafter	10,917,423

$72,216,545

As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 150% of the outstanding balance. Included in the Company’s borrowed money at December 31, 2005 are borrowings with a balance of $1,150,000 under a credit line totaling $1.50 million. During 2006, this credit line was repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity:

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of deposits by the FDIC, Franklin is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2006, the most restrictive required level of capital to satisfy regulatory requirements was approximately $17,075,000.

Prior to 1996 Franklin was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2006, include approximately $2,464,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $850,000 at December 31, 2006.

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

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company’s capital below the liquidation account discussed below.

In accordance with regulatory requirements, Franklin established a special “Liquidation Account” for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin (including those persons having deposit accounts with Franklin). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible accountholders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stockholdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company’s common shares were granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan.

At December 31, 2006, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock option, issued under the 1997 and 2002 plans, was accelerated in anticipation of a new accounting standard, SFAS No. 123R, on Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of SFAS No. 123R.

Transactions involving the Plan are summarized as follows:

	2006	2005	2004
Options outstanding at beginning of year	122,322	125,393	152,894
Granted	—	—	—
Canceled/Forfeited	(2,670)	(1,587)	(17,728)
Exercised	(14,155)	(1,484)	(9,773)

Options outstanding at end of year	105,497	122,322	125,393

All options granted under the 1997 plan have an exercise price between $7.75 and $19.80.
The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company’s common shares were granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan.
Transactions involving the Plan are summarized as follows:

	2006	2005	2004
Options outstanding at beginning of year	126,758	136,803	155,391
Granted	—	—	35,712
Canceled/Forfeited	(4,475)	(9,905)	(53,925)
Exercised	(15,500)	(140)	(375)

Options outstanding at end of year	106,783	126,758	136,803

All options granted under the 2002 plan have an exercise price between $10.14 and $22.42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:

Additional information regarding stock options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life (Years)	Price	Shares	Price
$ 7.75 to 10.00	16,371	4.2	$7.75	16,371	$7.75
10.01 to 15.00	108,417	4.8	12.45	108,417	12.45
15.01 to 20.00	54,969	3.2	18.02	54,969	18.02
20.01 to 25.00	32,523	7.5	20.69	32,523	20.69

	212,280	4.7	$14.79	212,280	$14.79

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

	2005	2004
Net Income:
As reported	$1,239,824	673,459
Additional compensation cost	177,150	94,943
Pro forma net income	1,062,674	578,516
Basic earnings per share As reported	$0.75	0.41
Pro forma earnings per share	0.64	0.35
The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004: expected volatility of .40 percent; risk free interest rate of 4.0 percent; dividend yield of .32 percent , and expected life of ten years. No options were granted in 2005 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
11.	Regulatory Matters:

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2006, the capital standards include a 4.00% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2006, Franklin exceeded each of the capital requirements as follows:

			Franklin’s computed
			capital as a
	Computed	Franklin’s	percent of
	regulatory	computed	total assets or
	requirements	capital	risk-adjusted assets
Tier 1 capital	$13,203,000	23,573,000	7.1%
Risk-based capital	17,075,000	24,356,000	11.4%
12.	Fair Values of Financial Instruments:

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

Deposit Accounts

The fair values of savings accounts, demand deposits and the money market savings equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Borrowed Money

Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$7,828,130	7,828,130	5,116,250	5,116,250
Investment securities	21,724,858	21,724,858	23,664,805	23,664,805
Mortgage-backed securities	5,372,684	5,386,000	7,777,406	7,802,000
Loans receivable	278,252,619	272,854,000	243,059,199	238,048,000

Financial liabilities:
Deposits	231,178,674	231,560,000	219,364,263	219,370,000
Borrowed money	72,216,545	71,686,000	50,011,441	50,024,000

	December 31, 2006		December 31, 2005
	Contractual	Fair	Contractual	Fair
	amount	value	amount	value
Unrecognized financial instruments:
Commitments to extend credit	$784,000	784,000	1,292,000	1,292,000
Unfunded construction loans	631,000	631,000	1,361,000	1,361,000
Undisbursed lines of credit	16,818,000	16,818,000	15,135,000	15,135,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
13.	Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31,
	2006	2005	2004
Federal:
Current	$323,572	481,232	384,402
Deferred	268,104	54,764	(92,721)

	$591,676	535,996	291,681

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,
	2006	2005	2004
Tax at statutory rates	$662,407	603,779	328,145
Benefit of tax exempt investment interest	(9,220)	(9,793)	(15,802)
Benefit of tax exempt BOLI income	(43,641)	(41,988)	(14,096)
Other	(17,870)	(16,002)	(6,566)

	$591,676	535,996	291,681

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2006	2005
Deferred tax asset arising from:
Allowance for loan losses	$719,200	611,600
Deferred loan fees and costs	4,000	7,200
Investment in partnership	—	337,900
Unrealized loss on securities	107,900	138,700
Other, net	99,000	80,300

Total deferred tax assets	930,100	1,175,700

Deferred tax liability arising from:
Depreciation	(52,300)	(90,300)
FHLB stock	(898,700)	(807,400)
Like-kind exchange	(103,100)	(103,100)

Total deferred tax liabilities	(1,054,100)	(1,000,800)

Net deferred tax asset (liability)	$(124,000)	174,900

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

14.	Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees’ compensation. Total expense under this defined contribution plan was $191,900, $144,800 and $167,400 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2006, 2005 and 2004. At December 31, 2006, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
14.	Benefit Plans, Continued:

All ESOP shares are considered outstanding for purposes of computing earnings per share for 2006, 2005 and 2004. The Company’s policy is to charge to expense the amount contributed to the ESOP. At December 31, 2006, the ESOP held 188,330 allocated shares and 15,956 shares committed to be allocated.

15.	Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next eight years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

Year ending December 31:
2007	$191,377
2008	193,177
2009	167,677
2010	116,754
2011	90,745
Thereafter	110,614

$870,344

Rent expense was $211,169, $218,887 and $196,967 in 2006, 2005 and 2004, respectively.
The Company, as lessor, leases a portion of its administrative office under an operating lease which expires in two years, with renewal options.
The following is a schedule, by years, of future minimum rental payments required under the operating lease during the remaining noncancellable portion of the lease terms:

Year ending December 31:
2007	$72,545
2008	30,367

$102,912

16.	Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2006. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,
	2006	2005	2004
Balance, beginning of year	$1,303,419	2,337,382	2,798,157
Loans originated	45,267	105,665	49,244
Repayments	(69,795)	(85,294)	(510,019)
Death of director	—	(1,054,334)	—
New director	95,199	—	—

Balance, end of year	$1,374,090	1,303,419	2,337,382

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
17.	Loan Commitments:

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

At December 31, 2006, the Company’s total commitment to extend credit was approximately $784,000, and the Company had commitments to disburse construction loans of approximately $631,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $16,818,000. Fees received in connection with the loan commitments have not been recognized into earnings.

18.	First Franklin Corporation — Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2006 and 2005 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2006 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.
CONDENSED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
Cash	$136,841	244,428
Investment in Franklin Savings	23,364,154	22,621,745
Other assets	2,671,800	3,344,752

	$26,172,795	26,210,925

LIABILITIES AND STOCKHOLDERS’ EQUITY

Borrowings	$—	1,150,000
Accrued expenses and other liabilities	426,573	486,901
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 324,882 shares in 2006 and 354,547 shares in 2005.	(3,173,624)	(3,536,372)
Retained earnings	22,926,652	22,176,978
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(209,449)	(269,225)

	$26,172,795	26,210,925

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
18.	First Franklin Corporation — Parent Company Only Financial Information, Continued:
CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
	2006	2005	2004
Equity in earnings of Franklin Savings	$787,625	1,399,579	793,784
Interest income	4,559	2,192	1,507
Operating expenses	(527,137)	(504,705)	(458,945)
Other Income	1,409,633	237,183	242,163
Federal income tax benefit (expense)	(318,100)	105,575	94,950

Net Income	$1,356,580	1,239,824	673,459

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$1,356,580	1,239,824	673,459
Equity in earnings of Franklin Savings	(787,625)	(1,399,579)	(793,784)
Dividend received from Franklin Savings	200,000	750,000	750,000
Change in other assets and liabilities	(832,384)	(86,249)	(206,245)

Net cash provided (used) by operating activities	(63,429)	503,996	423,430

Cash flows from investing activities:
Sale of Financial Institutions Partners III	1,350,000	—	—

Cash flows from financing activities:
Payment of dividends	(606,906)	(546,452)	(527,493)
Borrowed money	(1,150,000)	—	—
Issuance of treasury stock	362,748	14,495	94,850

Net cash used by financing activities	(1,394,158)	(531,957)	(432,643)

Net decrease in cash	(107,587)	(27,961)	(9,213)
Cash at beginning of year	244,428	272,389	281,602

Cash at end of year	$136,841	244,428	272,389

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
19.	Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2006, is presented:
BALANCE SHEET

ASSETS
Cash	$507,205

$507,205

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities	$60
Equity	507,145

$507,205

STATEMENT OF OPERATIONS

Revenues:
Interest Income	$8,052
Gain on sale of Intrieve investment	18,492
Operating expenses	(23,087)

Income before federal income tax	3,457
Federal income tax	1,175

Net income	$2,282

a.	Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b.	Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c.	Franklin’s investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$110,000
Retained earnings	397,145

$507,145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
20.	Earnings Per Share:

Earnings per share (EPS) for the years ended December 31, 2006, 2005 and 2004 are calculated as follows:

	For the year ended December 31, 2006
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$1,356,580	1,682,121	$0.81

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	23,116

Diluted EPS
Income available to common stockholders + assumed conversions	$1,356,580	1,705,237	$0.80

	For the year ended December 31, 2005
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$1,239,824	1,655,645	$0.75

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	35,036

Diluted EPS
Income available to common stockholders + assumed conversions	$1,239,824	1,690,681	$0.73

	For the year ended December 31, 2004
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS
Income available to common stockholders	$673,459	1,647,510	$0.41

Effect of dilutive securities:
Stock options 1997 and 2002 Plan	—	84,594

Diluted EPS
Income available to common stockholders + assumed conversions	$673,459	1,732,104	$0.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
21.	Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2006
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$3,984	4,238	4,594	4,596
Interest expense	2,353	2,617	2,901	3,026

Net interest income	1,631	1,621	1,693	1,570
Provision for loan losses	50	66	215	121

Net interest income after provision for loan losses	1,581	1,555	1,478	1,449

Noninterest income	275	956	273	1,018
Noninterest expense	1,589	1,661	1,663	1,723

Income before federal income taxes	267	850	88	744

Federal income taxes	78	284	19	211

Net income	$189	566	69	533

Earnings per common share
Basic	$0.11	0.34	0.04	0.32

Diluted	$0.11	0.33	0.04	0.32

	2005
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$3,420	3,470	3,538	3,799
Interest expense	1,862	1,910	1,930	2,135

Net interest income	1,558	1,560	1,608	1,664
Provision for loan losses	44	43	66	118

Net interest income after provision for loan losses	1,514	1,517	1,542	1,546

Noninterest income	242	873	366	309
Noninterest expense	1,530	1,553	1,563	1,487

Income before federal income taxes	226	837	345	368

Federal income taxes	65	276	97	98

Net income	$161	561	248	270

Earnings per common share
Basic	$0.10	0.34	0.15	0.16

Diluted	$0.09	0.34	0.14	0.16