Form 10KSB, Exhibit 13
period 2007-12-31
FIRST FRANKLIN CORP
filed 2008-03-31
CIK 742161

Exhibit 13
SELECTED FINANCIAL DATA

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Financial Condition Data:
Total assets	$318,918	$332,039	$296,682	$273,968	$273,402
Cash	6,897	7,828	5,116	10,083	2,551
Loans receivable, net	273,310	278,253	243,059	202,948	199,937
Mortgage-backed securities
Available-for-sale	3,184	4,900	7,098	12,313	13,036
Held-to-maturity	322	473	680	1,159	1,957
Investments
Available-for-sale	17,030	21,725	23,665	30,741	43,211
Deposit accounts	226,521	231,179	219,364	219,704	221,666
Borrowings	63,353	72,217	50,011	27,600	25,709
Stockholders’ equity	25,706	25,746	24,574	24,110	23,814

	For the year ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands except per share data)
Operations Data:
Total interest income	$18,285	$17,412	$14,227	$13,634	$14,835
Total interest expense	12,098	10,897	7,837	7,529	8,787

Net interest income	6,187	6,515	6,390	6,105	6,048
Provision for loan losses	300	452	271	417	236

Net interest income after provision for loan losses	5,887	6,063	6,119	5,688	5,812
Noninterest income	1,723	2,522	1,790	1,196	2,092
Noninterest expense	7,029	6,636	6,133	5,919	5,729

Income before taxes	581	1,949	1,776	965	2,175
Provision for federal income tax	125	592	536	292	735

Net income	$456	$1,357	$1,240	$673	$1,440

Other Data:
Interest rate spread during period	1.88%	2.00%	2.30%	2.21%	2.12%
Interest rate spread at end of period	2.01	1.96	2.35	2.29	2.39
Return on assets	0.14	0.43	0.45	0.24	0.52
Return on equity	1.77	5.40	5.08	2.80	6.05
Dividend payout ratio	132.59	44.74	44.07	78.33	35.30
Equity to assets ratio	8.06	7.75	8.28	8.80	8.71
Ratio of average interest-earning assets to average interest-bearing liabilities	103.72	104.49	104.48	104.52	105.14
Non-performing assets as a percent of total assets at end of period	1.98	1.35	1.47	1.16	1.30
Full service offices	7	7	7	7	7
Per Share Data:
Net income per common share
Basic	$0.27	$0.81	$0.75	$0.41	$0.88

Diluted	$0.27	$0.80	$0.73	$0.39	$0.85

Book value per common share	$15.30	$15.27	$14.84	$14.57	$14.50

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
GENERAL
First Franklin Corporation (“First Franklin” or the “Company”) is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company owns all of the outstanding common stock of The Franklin Savings and Loan Company (“Franklin”).
First Franklin’s mission is to maximize the value of the Company for its stockholders by adhering to the following values:
1.	Exceed customers’ expectations regarding service and products.

2.	Achieve success through our employees’ efforts.

3.	Stockholder satisfaction will enable us to continue serving our customers.

4.	Support the communities we serve.

5.	Combine business success with integrity.
The Company’s operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to enhancing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management’s goal is to maintain profitability and a strong capital position by (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.
As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision (“OTS”), although the Company’s activities are not limited by the OTS as long as certain conditions are met. The Company’s assets consist of cash, interest-earning deposits, the building in which the Company’s corporate offices are located and investments in Franklin and DirectTeller Systems Inc. (“DirectTeller”).
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
Franklin has one wholly owned subsidiary, Madison Service Corporation (“Madison”). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter at that time. At the present time, Madison has no operations, its only assets are cash and interest-earning deposits and Its only source of income is the interest earned on its deposits.
First Franklin owns 51% of DirectTeller’s outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Harland Financial Solutions, Inc. (“Harland”), a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Harland gives DirectTeller a portion of the profits generated by the use of the inquiry system by Harland’s clients. Harland can terminate this agreement at any time by switching the existing users to a different system. At the present time, Harland offers a comparable system and customers using its new teller platform are being converted to Harland’s system. It is anticipated that sometime in the future, Harland will no longer be offerring the DirectTeller system. DirectTeller has completed development of a Customer Relationship Management (“CRM”) system which is designed to be integrated with a Voice over Internet Protocol (“VOIP”) telephone system. Franklin is currently using the VOIP telephone system and the CRM system.

In September 2006, management and the Board of Directors reviewed the Company’s strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing stockholder value. During the next two years, management will continue to emphasize the expansion of Franklin’s consumer and commercial loan portfolios, the use of technology to improve efficiency, the restructuring of Franklin’s deposit portfolio to emphasize core deposits and cross-selling of services, and enhancing the efficiency of its staff. At a meeting in September 2007, management and the board of directors reviewed the progress being made, discussed any changes needed, and decided to continue following the current plan while placing additional emphasis on earnings improvement.
On January 18, 2008 Franklin announced the signing of a definitive agreement for the acquisition of the Cherry Grove, Delhi and Trenton (Ohio) offices of Oak Hill Banks, Jackson, Ohio. On February 29, 2008 the agreement was terminated by both parties in a mutual agreement. No penalties will be incurred by either party with regards to this termination.
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
RISK MANAGEMENT
Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (i) interest rate risk — the risk to net interest income caused by the impact of changes in interest rates; (ii) credit risk — the possibility that borrowers will not be able to repay their debts; (iii) liquidity risk — the possibility that the Company will not be able to fund present and future obligations; and (iv) operating risk — the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.
INTEREST RATE RISK
Interest rate risk management is the process of balancing the risk and return of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company’s asset and liability management policy is to maximize long-term profitability and return to its investors.
Managing interest rate risk is fundamental to banking. Franklin must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit its exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting primarily of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer and commercial lines of credit, consumer loans (auto, student and personal) and investment securities. While having assets that mature or reprice more rapidly than liabilities may be beneficial in times of rising interest rates, such an asset/liability structure may have the opposite effect during periods of declining interest rates.
The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.
Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Which can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity (“CMT”).The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months, resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates. The majority of the adjustable-rate mortgage loans Franklin originates use the CMT.

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
To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we originate and hold short-term and adjustable-rate loans and originate and sell fixed-rate mortgage loans. We retain short-term and adjustable-rate loans because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.
To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.
During 2007, many of Franklin’s deposit customers opted to switch from core deposits (savings, MMDA and checking accounts) and long-term certicates of deposit to certificates maturing in one year or less to take advantage of the inverted yield curve. As a result, Franklin experienced decreases of $1.40 million in core deposits and $14.84 million in long-term certificates and a $11.58 million increase in certificates of deposit with an original term of one year or less. It is anticipated that if deposit rates remain low, consumers will continue to move funds to shorter term certificates and at some point to core deposits to maintain future flexibility.
The majority of the mortgage loans originated by Franklin during 2007 were adjustable-rate. Of the fixed-rate loans Franklin originated, the majority were sold in the secondary market, but will continue to be serviced by Franklin. Loan sales during 2007 were $9.43 million compared to $6.42 million during 2006. During 2006, Franklin began selling a small percentage of the fixed-rate loans it originated with servicing transferred to the purchaser of the loan, allowing Franklin to offer certain types of loans (interest only, no documentation, negative amortization) it would not usually originate.
The following table utilizes the net portfolio value (“NPV”) methodology to illustrate the impact on Franklin’s net interest income of specified interest rate scenarios at December 31, 2007. Because adjustable-rate loans are subject to caps on the allowable interest rate changes plus lag, repricing and basis risk, instantaneous interest rate increases or decreases can negatively impact net interest income. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates.

In its Interest Rate Risk Policy, Franklin has established what it believes are minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2007, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

	Net interest income			Net portfolio value
Change in
interest rates	Estimated	$ Change	% Change	Estimated	NPV	Policy
(basis points)	$ value	from constant	from constant	$ value	ratio	guidelines
(Dollars in thousands)
+300	$6,596	$(261)	(3.81)%	$20,626	6.65%	4.00%
+200	6,777	(81)	(1.18)	22,929	7.27	5.00
+100	6,900	42	0.62	24,474	7.64	6.00
0	6,858	—	—	24,773	7.64	6.75
-100	6,608	(250)	(3.64)	23,174	7.09	6.00
-200	5,974	(883)	(12.88)	20,710	6.30	5.00
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
The following table sets forth Franklin’s interest rate sensitivity gap as of December 31, 2007. As shown below, the one year cumulative gap is $46.79 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan’s ability to reprice, and the lag effect associated with rate changes, an instantaneous rise or decline in interest rates could be expected to adversely affect Franklin’s net interest income and interest rate risk position.

3 months	4 to 6	7 to 12	1 to 3	3 to 5	5 to 10	10 to 20	>20
	or less	months	months	years	years	years	years	years	Total
	(Dollars in thousands)
Assets:
Real estate loans;
One- to four-family
Adjustable-rate	$23,311	21,032	34,970	28,817	372	—	—	—	108,502
Fixed-rate	3,254	3,128	5,908	19,777	14,920	10,723	4,562	834	63,106
Multifamily and nonresidential
Adjustable-rate	3,020	2,990	5,889	22,202	19,661	—	—	—	53,762
Fixed-rate	314	319	655	2,849	3,256	884	—	—	8,277
Consumer loans	25,673	350	673	2,358	679	—	—	—	29,733
Commercial loans	4,064	18	35	157	181	126	—	—	4,581
Mortgage-backed securities	1,484	763	1,177	84	7	1	—	—	3,516
Investments	9,987	500	1,130	40	6,254	5,097	3,990	—	26,998

Total rate sensitive assets	$71,107	29,100	50,437	76,284	45,330	16,831	8,552	834	298,475

Liabilities:
Fixed maturity deposits	$19,884	18,327	36,449	62,624	28,631	—	—	—	165,915
Transaction accounts	1,307	1,216	2,184	6,178	3,475	3,408	1,000	59	18,827
Money market deposit accounts	912	826	1,424	3,539	1,589	1,119	172	3	9,584
Savings accounts	2,011	1,871	3,361	9,506	5,347	5,243	1,540	92	28,971
Borrowings	2,225	7,281	4,573	28,309	10,094	10,871	—	—	63,353

Total rate sensitive liabilities	$26,339	29,521	47,991	110,156	49,136	20,641	2,712	154	286,650

Cumulative Gap	$44,768	44,347	46,793	12,921	9,115	5,305	11,145	11,825

Cumulative gap as a percentage of total assets	14.07%	13.94	14.71	4.06	2.87	1.67	3.50	3.72

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities ( the majority of Franklin’s portfolio) with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 9% to 28%; (ii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 76% depending on the stated interest rate and contractual maturity of the loan; (iii) the decay rate on deposit accounts is 1% to 37% per year; and (iv) fixed-rate certificates of deposit will not be withdrawn prior to maturity.
ASSET QUALITY/CREDIT RISK
Credit risk refers to the potential for losses on assets due to a borrower’s default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin’s lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multi-family and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an ongoing quality control program, a sample of the loans originated are reviewed monthly by Franklin’s Compliance Officer; to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin’s Chief Executive Officer.
Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem. If the problem persists, legal action is normally considered when the loan becomes 90 days past due.
The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1 million, consumer loans in excess of $100,000, home equity and commercial lines of credit with a credit limit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than 90 days is reviewed at each meeting. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than 90 days past due. One-to four-family residential mortgage loans are placed on non-accrual status if the collection of principal and/or interest becomes doubtful or legal action to foreclose commences. Consumer loans more than 120 days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.
The following table sets forth Franklin’s non-performing assets as of the dates indicated.

	At December 31,
	2007	2006
	(Dollars in thousands)
Non-accruing loans	$4,574	3,868
Accruing loans 90 days or more past due	797	214
Repossessed assets	948	408

Total non-performing assets	$6,319	4,490

As indicated by the table above, non-performing assets increased $1.83 million, non-accruing one- to four-family loans increased $2.30 million, multifamily and nonresidential real estate loans decreased $893,000 and commercial lines of credit decreased $641,000 during 2007. The increase in one- to four-family non-accruing loans is due to increased delinquencies of nonowner occupied, investor owned, properties. Franklin hired an experienced Collection Manager in November 2007,and placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis. Because of the current state of the real estate market, Franklin believes that resolving these problem assets is a long-term process and that in the interim non-performing assets may increase.
Franklin has originated a number of its ARMs with initial interest rates below those which would be indicated by reference to the repricing index and also some ARMs which require a monthly payment equal to the interest due (an “interest only” loan). Since the interest rate and payment amount on such loans may increase at the next repricing date, these loans were originally underwritten assuming that the maximum increase would be experienced at the first adjustment. Notwithstanding the assumptions made at origination, Franklin could still experience an increased rate of delinquencies as such loans adjust to the fully-indexed rates. Franklin believes that the current decline in market interest rates should reduce the number of borrowers effected, but may also have a negative impact on interest income.
When making a one- to four-family residential mortgage loan, Franklin evaluates both the borrower’s ability to make principal and interest payments and the value of the property that will secure the loan. Franklin generally makes portfolio ARM loans on one- to four-family residential property in amounts of 85% or less of the appraised value. When loans are made in amounts that exceed 85% of the appraised value of the underlying real estate, Franklin’s policy is to require private mortgage insurance on a portion of the loan. Currently, Franklin does not originate loans that exceed 100% of the appraised value, or negative amortization loans where the required monthly payment is less than the interest due.
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
The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. The 2007 charge-offs include two one- to four-family loans totalling $267,000, two commercial mortgage loans totalling $359,000 and two commercial lines of credit totalling $163,000. The 2006 increase in the provision for loan losses was due to estimated potential future losses on two commercial loans, which were charged-off in 2007. At the end of 2007, management believes it has identified the majority of Franklin’s problem one- to four-family nonowner occupied loans and is working with the borrowers to resolve the problems as quickly as possible. In management’s opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,
	2007	2006
	(Dollars in thousands)

Beginning balance	$1,632	$1,277

Charge-off
One- to four-family	267	—
Multifamily	—	—
Nonresidential	359	—
Consumer and lines of credit	183	140

	809	140
Recoveries
One- to four family	1	1
Mulifamily	—	—
Nonresidential	—	5
Consumer and lines of credit	70	37

	71	43

Net charge-offs	738	97
Provison charged to operations	325	452

Ending Balance	$1,219	1,632

Ratio of net charge-offs to average loans outstanding	0.27%	0.04%

Ratio of net charge-offs to average non-performing assets	13.65%	2.19%

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
The Company’s liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased by $5.63 million to $23.93 million at December 31, 2007.
Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2007 and 2006.

	Years ended December 31,
	2007	2006
	(Dollars in thousands)
Operating activities:
Net income	$456	1,357
Adjustments to reconcile net income to net cash provided (used) by operating activities	1,488	(523)

Net cash provided by operating activities	1,944	834
Net cash provided (used) by investing activities	11,070	(32,311)
Net cash provided (used) by financing activities	(13,945)	34,189

Net increase (decrease) in cash and cash equivalents	(931)	2,712
Cash and cash equivalents at beginning of year	7,828	5,116

Cash and cash equivalents at end of year	$6,897	7,828

Operating activities include the sale of fixed-rate single-family mortgage loans of $9.43 million, at a profit of $125,000, during 2007 and $6.42 million, at a profit of $64,000, during 2006. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells all student loans originated. Student loan sales of $443,000 at a profit of $6,800 occurred during 2007 compared to sales of $338,000 at a profit of $5,000 during 2006.
Loan receipts and disbursements are a major component of the Company’s investing activities. Repayments on loans and mortgage-backed securities during 2007, totaled $51.87 million compared to $62.03 million during 2006. Loan disbursements during 2007 were $54.81 million compared to $101.25 million during 2006. This significant decline in loan originations is the result of the overall deterioration of the real estate market and in rising interest rates at the beginning of 2007.
The Company did not purchase any investment or mortgage-backed securities during 2007 and 2006. In 2007, investment securities maturities/calls were $5.05 million and in 2006 maturities/calls were $2.05 million. The increase in the maturities/calls during 2007 was the result of declining interest rates during the fourth quarter. During 2006, Franklin purchased $2.0 million of bank-owned life insurance. As a result of this purchase and a $3.0 million purchase during 2004, Franklin now holds $5.52 million of bank-owned life insurance. The face value of the policies as of December 31, 2007 is approximately $14.10 million.
During 2006 and 2007, the Company did not sell any agency or corporate debt securities. During 2007 and 2006, the Company realized gains of approximately $11,600 and $4,700, respectively, on agency securities that were called prior to maturity.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $4.66 million to $226.52 million at December 31, 2007 from $231.18 million at December 31, 2006. Net of interest credited, deposits decreased by $12.49 million during 2007 as compared to a $4.82 million decrease during 2006. During 2007, many of Franklin’s deposit customers opted to switch from core deposits (savings, MMDA and checking accounts) and long-term certicates of deposit to certificates maturing in one year or less to take advantage of the inverted yield curve. As a result, Franklin experienced decreases of $1.40 million in core deposits and $14.80 million in long-term certificates and a $11.58 million increase in certificates of deposit with an original term of one year or less. It is anticipated that with deposit rates falling from current levels, consumers will continue to move funds to shorter term certificates and at some point to core deposits to maintain future flexibility. In the third quarter of 2006, Franklin implemented a program to increase low-cost checking accounts. The program involves direct mail to the households surrounding the Franklin branches, a free gift to anyone opening a new account, payments to offset the cost of check supplies from the customer’s previous financial institution and a gift to any current customer who gets a friend or family member to open a checking account. The program features seven types of accounts that range from free with no interest to accounts that pay a higher interest rate on higher balances. During the approximately five quarters the program has been in effect , Franklin has opened 1,800 new checking accounts, compared to 822 during the previous five quarters. The cost of the program during 2007 was approximately $245,000, checking account fees increased $233,000 during the same period. It is anticipated that the program will cost approximately $203,000 during 2008 and that fee income will continue to rise..
The table below sets forth the deposit flows by type of account, including interest credited, during 2007 and 2006.

	Years ended December 31,
	2007	2006
	(Dollars in thousands)
Savings deposits	$(151)	2,404
Checking / Super NOW deposits	330	542
MMDA deposits	(1,581)	(8,147)

Total	(1,402)	(5,201)

Certificates of deposit:
7-31 day	(36)	(64)
91 day	(36)	(109)
Six month	5,159	(2,094)
One year	6,490	12,146
Eighteen month	(2,556)	1,418
Two year	(4,838)	(4,254)
Three year	797	1,755
Thirty-nine month	(6,771)	4,210
Five year	(1,436)	4,646
Jumbo certificates	—	(628)
Other	(29)	(10)

Total	(3,256)	17,016

Total deposit increase (decrease)	$(4,658)	11,815

Borrowings decreased $8.86 million to $63.35 million at December 31, 2007, due to required repayments. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.
At December 31, 2007, Franklin had outstanding commitments to originate or purchase $311,000 of mortgage loans or mortgage-backed securities, as compared to $784,000 at December 31, 2006. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $17.75 million at December 31, 2007, compared to $16.82 million at December 31, 2006. During 2008, approximately $74.66 million of certificates of deposit are scheduled to mature and $14.08 million of borrowings mature or have required repayments. Based on past history, Franklin anticipates that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $50.61 million from the Federal Home Loan Bank (“FHLB”).

RESULTS OF OPERATIONS
The Company had net income of $456,000 for the year ended December 31, 2007. This represents a 0.14% return on average assets and a 1.77% return on average stockholders’ equity. Book value per share at December 31, 2007 was $15.30. Net income for the year ended December 31, 2006 was $1.36 million and returns on average assets and average equity for 2006 were 0.43% and 5.40%, respectively. Net income for the year ended December 31, 2005 was $1.24 million representing a 0.45% return on average assets and a 5.08% return on average stockholders’ equity. The decrease in 2007 net income before taxes when compared to 2006 reflects the 2006 profit on the sale of the Company’s investment in Financial Institutions Partners III (“FIP III”) of $1.23 million and increases of $233,000 in checking account fees and $61,000 in the gain on the sale of loans, which were offset by an increase of $393,000 in operating expenses and a decrease of $328,000 in net interest income.
Net Interest Income
Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company’s primary sources of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased 5.0% during 2007 to $6.19 million from $6.52 million in 2006, interest rate spread decreased from 2.00% for 2006 to 1.88% for 2007 and net earning assets decreased to $11.00 million from $12.93 million at the end of 2006.

		2007			2006			2005
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$274,492	16,454	5.99%	$267,058	15,749	5.90%	$221,800	12,497	5.63%
Mortgage-backed securities (2)	4,318	239	5.54	6,457	312	4.83	10,187	412	4.04
Investments (2)	22,896	1,276	5.57	23,106	1,082	4.68	25,945	1,098	4.23
FHLB stock	4,797	316	6.59	4,648	269	5.79	4,402	220	5.00

Total interest-earning assets	$306,503	18,285	5.97%	$301,269	17,412	5.78%	$262,334	14,227	5.42%

Interest-bearing liabilities:
Checking deposits	$31,257	361	1.15%	$33,818	337	1.00%	$44,033	472	1.07%
Savings deposits	29,385	521	1.77	27,188	339	1.25	28,407	209	0.74
Certificates of deposit	168,056	7,836	4.66	167,794	7,155	4.26	146,354	5,551	3.79
Borrowings	66,806	3,380	5.06	59,535	3,066	5.15	32,299	1,605	4.97

Total interest-bearing liabilities	$295,504	12,098	4.09%	$288,335	10,897	3.78%	$251,093	7,837	3.12%

Net interest income		6,187			$6,515			6,390

Interest rate spread			1.88%			2.00%			2.30%

Net earning assets	$10,999			12,934			11,241

Net yield on average interest-earning assets			2.02%			2.16%			2.44%

Average interest-earning assets to average interest-bearing liabilities		1.04%			1.04%			1.04%

(1)	Calculated net of deferred loan fees, loans in process and loss reserves.

(2)	Investments classified as available-for-sale included at amortized cost, not fair value.

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
During 2007, net interest income decreased $328,000 compared to a $125,000 increase during 2006. The income earned on assets increased $873,000, mainly due to increases in loans receivable and the yield on total interest-earning assets. The increase in the yield on interest-earning assets reflects increases in the yield on loans from 5.90% to 5.99% , mortgage-backed securities from 4.83% to 5.54% and investments from 4.68% to 5.57%. The increase in the yield earned on interest-earning assets is due to the overall increase in market interest rates during 2006 and the first half of 2007. The increased interest on loans reflects an increase in average loans outstanding. Interest expense increased $1.20 million due to an increase in the average balance and cost of funds from 3.78% to 4.09%, reflecting the increased cost of deposits.

	2007 vs 2006			2006 vs 2005
	Increase			Increase
	(decrease)		Total	(decrease)		Total
	due to		increase	due to		increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
	(Dollars in thousands)
Interest income attributable to:
Loans receivable (1)	$443	262	705	2,647	605	3,252
Mortgage-backed securities	(130)	57	(73)	(214)	114	(100)
Investments	(10)	204	194	(859)	843	(16)
FHLB stock	9	38	47	13	36	49

Total interest income	$312	561	873	1,587	1,598	3,185

Interest expense attributable to:
Demand and NOW deposits	$(22)	46	24	(103)	(31)	(134)
Savings deposits	29	153	182	(9)	139	130
Certificates of deposit	11	670	681	868	736	1,604
Borrowings	367	(53)	314	1,401	59	1,460

Total interest expense	$385	816	1,201	2,157	903	3,060

Increase (decrease) in net interest income	$(73)	(255)	(328)	(570)	695	125

(1)	Includes non-accruing loans

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,
	2007	2006	2005
Weighted average yield on:
Loans receivable (1)	6.06%	6.09%	5.84%
Mortgage-backed securities	5.70	5.22	4.39
Investments (2)	4.62	4.71	4.21
FHLB stock	7.00	6.00	5.75

Combined weighted average yield on interest-earning assets	5.98	5.96	5.66

Weighted average rate paid on:
Checking deposits	0.92	1.16	0.98
Savings deposits	1.65	1.75	0.74
Certificates of deposit	4.59	4.49	3.83
Borrowings	4.95	5.05	4.96

Combined weighted average rate paid on interest-bearing liabilities	3.97	4.00	3.31

Interest rate spread	2.01%	1.96%	2.35%

(1)	Includes impact of non-accruing loans.

(2)	Yields reflected have not been calculated on a tax equivalent basis.
Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $300,000 for 2007, $452,000 for 2006, and $271,000 for 2005. As previously discussed, during 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans which were charged-off during 2007. Assets classified as substandard and loss at December 31, 2007 increased by 36.69% to $7.19 million, while non-performing assets increased by 40.76% to $6.32 million. Total loss reserves were $1.22 million at December 31, 2007 compared to $1.63 million at the end of 2006. This decline in total loss reserves was due to the high level of charge-offs. As discussed previously, due to the current state of the real estate market, Franklin believes that resolving these problem assets is a long-term process and that in the interim non-performing assets may increase.Total loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Unallocated general loss reserves decreased slightly from $731,000 at the end of 2006 to $714,000 at the end of 2007. It is management’s opinion that the level of reserves at December 31, 2007 is adequate to protect Franklin against reasonably foreseeable losses.
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
Noninterest Income. Noninterest income was $1.72 million for 2007, compared to $2.52 million for 2006 and $1.79 million for 2005. Current year income includes service fees of $841,000 earned on checking and money market accounts and profits of $166,000 on the sale of loans and other investments. Late charges and prepayment fees also increased during 2007. Noninterest income for 2006 included a $1.23 million profit on the sale of the FIP III investment, service fees of $608,000 earned on checking and money market accounts and profits of $126,000 on the sale of loans and other investments, which includes an additional payment of $39,000 on the sale of Franlin’s investment in Intrieve Incorporated (‘Intrieve”) and a $30,000 recovery on the Worldcom bond sold in 2002. Noninterest income during 2005 included a $648,000 gain on the sale of the Intrieve investment, profits on the sale of loans and other investments of $120,000 and service fees on checking and money market accounts of $513,000.

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
Noninterest Expense. Noninterest expense was $7.03 million, $6.64 million and $6.13 million for the years ended December 31, 2007, 2006 and 2005, respectively. As a percentage of average assets, total noninterest expenses were 2.17%, 2.10%, and 2.21% for 2007, 2006 and 2005, respectively. The following table shows changes in the major noninterest expense items during 2007 and 2006.

		Percent		Percent
		increase		increase
	2007	(decrease)	2006	(decrease)	2005
	(Dollars in thousands)
Compensation	$2,404	3.0%	$2,333	2.3%	$2,281
Employee benefits	448	(9.7)	496	9.0	455
Office occupancy	1,022	0.0	1,022	4.4	979
FDIC insurance	28	0.0	28	(6.7)	30
Data processing	506	15.0	440	18.3	372
Marketing	234	(27.6)	323	2.2	316
Professional fees	204	7.4	190	(14.0)	221
Supervisory expense	138	0.7	137	4.6	131
Taxes, other than income	261	(2.6)	268	11.2	241
Other	1,784	27.5	1,399	26.4	1,107

Total	$7,029	5.9%	$6,636	8.2%	$6,133

Data processing expense increased approximately $66,000 due to the increased communication and service bureau costs.Professional fees increased due to increased legal fees relating to loan collection efforts. The increase in other expenses partially reflects the cost of the new checking account program, a rise in the costs of ATM processing and increased expenses on repossessed properties.
Provision for Federal Income Taxes. Provisions for federal income taxes were $125,000, $592,000, and $536,000 in 2007, 2006 and 2005, respectively. The effective federal income tax rates for 2007, 2006, and 2005 were 21.5%, 30.4% and 30.2%, respectively. The reduction is the effective tax rate for 2007 reflects the effect of nontaxable income being a higher percentage of total income. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

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
The Company’s stockholders’ equity decreased approximately $40,000 during 2007 from $25.75 million at December 31, 2006 to $25.71 million at the end of 2007. Book value per share increased to $15.30 at December 31, 2007 from $15.27 at the end of 2006. The decrease in stockholders’ equity is primarily the result of net income for the year of $456,000 and a reduction in the unrealized losses on available-for-sale securities of $206,000 which was offset by dividends declared of $605,000. As a percentage of total assets, the Company’s stockholders’ equity was 8.06% and 7.75% at December 31, 2007 and 2006, respectively.
Dividends per share of $0.36 were declared by the Company in 2007 and 2006, resulting in payments of $605,000 in 2007 and $607,000 in 2006. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.
For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin’s actual capital levels at December 31, 2007. The OTS may require higher capital levelsif warrented by its assessment of the level and nature the risk to which is exposed.
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

	December 31, 2007
	(dollars in thousands)
		Minimum			Minimum
Capital standard	Actual	required	Excess	Actual	required	Excess
Core	$24,170	12,723	11,447	7.60%	4.00	3.60
Risk-based	$24,884	16,946	7,938	11.75%	8.00	3.75
RECENT ACCOUNTING PRONOUNCEMENTS
In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under specific situations, which includes the transfer of financial assets that meet the requirements of sale accounting. It also requires that separately recognized servicing assets and liabilities be initially valued at fair value, if practical, and permits the entity to choose either the amortization method or fair value measurement method for subsequent measurement methods of each class of servicing assets or liabilities for reporting in the entity’s financial statements. It also requires separate presentation of servicing assets and servicing liabilities in the financial statements. The effective date of the pronouncement is for fiscal periods that begin after September 15, 2006 with earlier adoption allowed provided the entity has not yet issued financial statements, including interim financial statements. The Company adopted SFAS No. 156 as of January 1, 2007, applying the amortization method without financial statement effect.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken on a tax return. FIN 48 also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure, and transition of uncertain tax position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has adopted FIN 48 without effect on the Company’s financial position or results of operations.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, which concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require new fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not expect an impact from the adoption of this Statement.
In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. The issue requires that an employer who issues an endorsement split-dollar life insurance arrangement that provides a benefit to an employee should recognize a liability for future benefits in accordance with FASB Statement No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” if in substance, a postretirement plan exists, or Accounting Principles Board (“APB”) Opinion No. 12, “Omnibus Opinion”, if the arrangement is, in substance, an individual deferred compensation contract, based on the substantive agreement with the employee. This issue is effective for fiscal years beginning after December 31, 2007 with earlier application permitted. Management is currently assessing the impact of the Issue on the Company’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement No. 159 are elective. However, the amendment to FASB Statement No. 115 applies to all entities with available-for-sale and trading securities. The fair value option established by Statement No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The effective date of the statement is for the first fiscal period that begins after November 15, 2007 with earlier adoption allowed with specific requirements of the statement. Management is currently assessing the impact of the statement on the Company’s financial statements.

CORPORATE INFORMATION
MARKET INFORMATION
The Company’s common stock is listed on the NASDAQ Global Market under the trading symbol “FFHS”. As of December 31, 2007, there were 347 stockholders of record, The following table sets forth the high and low closing sale prices of the Company’s common stock as reported on the NASDAQ Global Market during the quarters indicated. At February 29, 2008, First Franklin’s closing sale price as reported on the NASDAQ Global Market was $9.15.

Stock prices for the
quarter ended:	Low	High
March 31, 2006	$15.76	$17.20
June 30, 2006	15.75	17.23
September 30, 2006	15.60	18.90
December 31, 2006	14.66	16.25
March 31, 2007	14.35	18.19
June 30, 2007	13.43	18.09
September 30, 2007	12.50	15.73
December 31, 2007	9.34	15.72
DIVIDENDS
Dividends are paid upon the determination of the Company’s Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company’s current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.36 per share during each of 2007 and 2006.
The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution’s retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin did not pay dividends to the Company during 2007 and paid $200,000 during 2006.
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
TRANSFER AGENT:
National City Bank, Cleveland, Ohio
SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio
ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 28, 2008 at 3:00 p.m.
FORM 10-KSB:
The Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, will be furnished without charge to any shareholder who contacts:
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

Cincinnati, Ohio
February 12, 2007
Fifteenth Floor, 105 East Fourth Street, Cincinnati, OH 45202-4093, 513/241-3111, FAX 513/241-1212
CINCINNATI     COLUMBUS     DAYTON     MIDDLETOWN     SPRINGFIELD

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
Cash, including certificates of deposit and other interest-earning deposits of $2,100,000 and $ 3,100,000 at December 31, 2007 and 2006, respectively	$6,897,109	7,828,130
Investment securities:
Securities available-for-sale, at market value (amortized cost of $17,011,428 and $22,038,385 at December 31, 2007 and 2006, respectively)	17,029,810	21,724,858
Mortgage-backed securities:
Securities available-for-sale, at market value (amortized cost of $3,193,097 and $4,888,582 at December 31, 2007 and 2006, respectively)	3,183,831	4,899,783
Securities held-to-maturity, at amortized cost (market value of $340,115 and $485,964 at December 31, 2007 and 2006, respectively)	322,376	472,901
Loans receivable, net	273,310,055	278,252,619
Real estate owned, net	947,970	407,670
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,796,500	4,796,500
Accrued interest receivable:
Investment securities	131,080	152,517
Mortgage-backed securities	16,675	23,350
Loans receivable	905,209	944,821
Property and equipment, net	3,728,287	4,084,083
Bank owned life insurance	5,517,164	5,293,309
Other assets	2,132,295	3,158,538

	$318,918,361	332,039,079

LIABILITIES
Deposit accounts	$226,521,018	231,178,674
Borrowed money	63,352,655	72,216,545
Advances by borrowers for taxes and insurance	2,315,067	2,036,115
Other liabilities	785,056	456,121

Total liabilities	292,973,796	305,887,455

Minority interest in consolidated subsidiary	238,298	405,402

Commitments (Notes 15 and 17)

STOCKHOLDERS’ EQUITY
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2007 and 2006.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 330,183 shares in 2007 and 324,882 shares in 2006.	(3,270,399)	(3,173,624)
Retained earnings, substantially restricted	22,777,930	22,926,652
Accumulated other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $(2,000) and $(107,900) at December 31, 2007 and 2006, respectively	(3,907)	(209,449)

Total stockholders’ equity	25,706,267	25,746,222

	$318,918,361	332,039,079

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2007	2006	2005
Interest income:
Loans receivable	$16,453,785	15,749,068	12,497,329
Investment securities	1,414,928	1,308,018	1,263,051
Mortgage-backed securities	238,806	311,910	412,436
Other interest income	177,608	42,546	53,525

	18,285,127	17,411,542	14,226,341

Interest expense:
Deposit accounts	8,717,982	7,831,077	6,231,344
Borrowed funds	3,379,766	3,065,930	1,605,442

	12,097,748	10,897,007	7,836,786

Net interest income	6,187,379	6,514,535	6,389,555

Provision for loan losses	300,225	452,000	271,000

Net interest income after provision for loan losses	5,887,154	6,062,535	6,118,555

Noninterest income:
Service fees on checking accounts	840,823	608,082	513,213
Gain on loans sold	124,636	63,750	79,784
Gain on sale of investments	13,604	4,710	39,725
Gain on sale of Intrieve investment	—	39,229	647,798
Gain on the sale of the FIP III investment	—	1,230,000	—
Other income	744,568	576,210	509,253

	1,723,631	2,521,981	1,789,773

Noninterest expense:
Salaries and employee benefits	2,852,167	2,829,403	2,736,339
Occupancy	1,022,351	1,021,787	978,586
Federal deposit insurance premiums	27,543	28,401	30,210
Service bureau	505,507	440,452	371,512
Advertising	233,999	323,447	315,907
Taxes, other than income taxes	261,273	268,417	241,155
Deposit account expenses	520,959	235,231	96,693
Other	1,605,566	1,489,122	1,362,106

	7,029,365	6,636,260	6,132,508

Income before federal income taxes	581,420	1,948,256	1,775,820
Provision for federal income taxes	125,134	591,676	535,996

Net income	$456,286	1,356,580	1,239,824

Net income per common share:
Basic	$0.27	0.81	0.75

Diluted	$0.27	0.80	0.73

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2007	2006	2005
Net Income	$456,286	1,356,580	1,239,824
Other comprehensive income, net of tax Unrealized gain (loss) on available-for-sale securities:
Unrealized holding gains (losses) during the year	214,521	62,885	(218,069)
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	(8,979)	(3,109)	(26,218)

Comprehensive income	$661,828	1,416,356	995,537

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Net unrealized
		Additional		gain (loss) on
	Common	paid-in	Treasury	available-for-	Retained
	stock	capital	stock	sale securities	earnings
Balance, December 31, 2004	$13,406	6,189,237	(3,550,867)	(24,938)	21,483,606

Dividends declared ($.33) per common share					(546,452)

Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(125,900)				(244,287)

Issuance of treasury stock			14,495

Net income for the year ended December 31, 2005					1,239,824

Balance, December 31, 2005	$13,406	6,189,237	(3,536,372)	(269,225)	22,176,978

Dividends declared ($.36) per common share					(606,906)

Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $30,800				59,776

Issuance of treasury stock			362,748

Net income for the year ended December 31, 2006					1,356,580

Balance December 31, 2006	$13,406	6,189,237	(3,173,624)	(209,449)	22,926,652

Dividends declared ($.36) per common share					(605,008)

Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $105,900				205,542

Issuance of treasury stock			(96,775)

Net income for the year ended December 31, 2007					456,286

Balance December 31, 2007	$13,406	6,189,237	(3,270,399)	(3,907)	22,777,930

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$456,286	1,356,580	1,239,824
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	300,225	452,000	271,000
Depreciation	382,420	513,678	361,306
Amortization	65,444	85,847	56,402
Deferred income taxes	(23,240)	268,104	54,764
Deferred loan fees	(29,523)	(58,060)	(25,554)
Gain on sale of investments	(11,571)	(4,710)	(39,725)
Gain on sale of FIP III investment	—	(1,230,000)	—
Gain on sale of loans	(124,636)	(63,750)	(79,784)
Gain on the sale of Intrieve investment	—	(39,229)	(647,798)
Gain on sale of property and equipment	—	—	(3,078)
FHLB stock dividends	—	(268,800)	(219,400)
Bank owned life insurance (BOLI) earnings	(223,855)	(128,355)	(123,495)
Decrease (increase) in accrued interest receivable	67,724	(100,330)	(29,653)
Decrease (increase) in other assets	957,862	305,619	112,022
Increase (decrease) in other liabilities	284,285	(202,452)	(80,420)
Other, net	(167,104)	(52,355)	(82,515)
Proceeds from sale of loans originated for sale	9,427,813	6,415,455	8,331,512
Disbursements on loans originated for sale	(9,380,340)	(6,414,951)	(8,327,739)

Net cash provided by operating activities	1,943,790	834,291	767,669

Cash flows from investing activities:
Net change in loans receivable	3,323,982	(36,292,899)	(34,000,981)
Principal reductions on mortgage-backed securities	1,842,465	2,406,383	3,726,664
Proceeds from sale of student loans	449,768	343,057	259,066
Proceeds from sale of SBA loans	214,674	—	227,659
Purchase of loans	—	—	(7,102,842)
Purchase of investment securities:
Available-for-sale	—	—	(2,000,000)
Proceeds from maturities/calls of investment securities:
Available-for-sale	5,045,000	2,050,000	8,861,513
Proceeds from the sale of mortgage-backed securities
Available-for-sale	—	—	1,886,735
Purchase of bank owned life insurance	—	(2,000,000)	—
Capital expenditures	(26,624)	(167,865)	(509,575)
Proceeds from sale of Intrieve investment	—	39,229	764,093
Proceeds from the sale of the FIP III investment	—	1,350,000	—
Proceeds from sale of real estate owned	604,399	15,000	444,850
Improvements and acquisition costs to real estate owned	(384,098)	(54,759)	(58,482)
Proceeds from sale of property and equipment	—	—	12,000

Net cash provided (used) by investing activities	$11,069,566	(32,311,854)	(27,489,300)

Continued
See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,
	2007	2006	2005
Cash flows from financing activities:
Net increase (decrease) in deposit accounts	$(4,657,656)	11,814,411	(339,610)
Issuance (repurchase) of treasury stock	(96,775)	362,748	14,495
Payment of dividends	(605,008)	(606,906)	(546,452)
Proceeds from (repayment of) borrowed funds, net	(8,863,890)	22,205,104	22,410,950
Increase in advances by borrowers for taxes and insurance	278,952	414,086	215,867

Net cash provided (used) by financing activities	(13,944,377)	34,189,443	21,755,250

Net increase (decrease) in cash	(931,021)	2,711,880	(4,966,381)

Cash at beginning of year	7,828,130	5,116,250	10,082,631

Cash at end of year	$6,897,109	7,828,130	5,116,250

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, including interest credited to deposit accounts	$12,093,370	10,881,972	7,835,938

Income taxes	$141,000	145,000	590,000

Supplemental disclosure of noncash activities:

Real estate acquired in settlement of loans	$1,187,071	433,280	398,675

Change in unrealized gain (loss) on available-for-sale securities	$(311,442)	90,576	(370,187)

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the “Company”) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (“Franklin”) from a mutual to a stock savings and loan association. The Company’s financial statements include the accounts of its wholly-owned subsidiary, Franklin, and Franklin ‘s wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin is a member of the Federal Home Loan Bank (“FHLB”) System, and is subject to regulation by the Office of Thrift Supervision (“OTS”), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Federal Deposit Insurance Corporation (“FDIC”). An annual premium is required by the FDIC for the insurance of such deposit accounts.

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

Madison service Corporation was established to allow certian types of business that, by regulation, savings and loans were not allowed to participate. Madison has no operations and its only assets are cash and interest-bearing deposits.

DirectTeller Systems developed and marketed a voice response telephone inquiry system to allow financial institution customers to access their account balances via telephone. This system has been used with a local service bureau. The local service bureau is in the process of transferring it’s customers to a new platform.

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

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:

market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of applicable taxes. At December 31, 2007 and 2006 the Company did not hold any trading securities.

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

The Company sells loans in the secondary market. Mortgage loan sales totaled $9,428,000 and $6,415,000 during 2007 and 2006, respectively. The amount of loans held for sale at December 31, 2007 and 2006 is not material to the loan portfolio and thus is not reported separately in the Company’s balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management’s intention to hold all other loans originated to maturity or earlier repayment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:

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

Advertising

The Company expenses all advertising costs as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2007
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$16,241,371	79,900	66,381	16,254,890

Obligations of states and municipalities	770,057	7,416	2,553	774,920

	$17,011,428	87,316	68,934	17,029,810

	December 31, 2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$21,223,268	4,342	315,924	20,911,686

Obligations of states and municipalities	815,117	7,399	9,344	813,172

	$22,038,385	11,741	325,268	21,724,858

The amortized cost and estimated market value of investment securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized	Estimated
	cost	market value

Available-for-sale:
Due in one year or less	$1,629,982	1,629,158
Due after one year through five years	6,294,146	6,368,427
Due after five years through ten years	5,097,031	5,097,785
Due after ten years	3,990,269	3,934,440

	$17,011,428	17,029,810

No investments were sold during 2007 or 2006. The gross proceeds on sale of investments and mortgage-backed securities were $1,886,735 for the years ended December 31, 2005. Gross realized gains for the years ended December 31, 2007, 2006 and 2005 were $13,604, $4,710 and $39,725. The 2007 and 2006 realized gains were the result of investments called prior to maturity. Investment securities with an approximate carrying value of $973,752 at December 31, 2007 were pledged to secure an investment in the Senior Housing Crime Prevention Foundation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,
	2007	2006	2005
Taxable interest income	$1,068,084	1,006,041	1,009,439
Nontaxable interest income	30,505	32,994	34,002
Dividends	316,339	268,983	219,610

	$1,414,928	1,308,018	1,263,051

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2007
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$64,430	1,098	—	65,528
FNMA certificates	487,245	5,080	175	492,150
GNMA certificates	2,010,771	948	6,462	2,005,257
Collateralized mortgage obligations	630,651	—	9,755	620,896

	$3,193,097	7,126	16,392	3,183,831

Held-to-maturity:
FHLMC certificates	$180,218	10,385	—	190,603
FNMA certificates	43,541	314	—	43,855
GNMA certificates	98,617	7,040	—	105,657

	$322,376	17,739	—	340,115

	December 31, 2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
Available-for-sale:
FHLMC certificates	$85,322	1,559	—	86,881
FNMA certificates	593,400	8,343	—	601,743
GNMA certificates	3,220,555	16,266	512	3,236,309
Collateralized mortgage obligations	989,305	—	14,455	974,850

	$4,888,582	26,168	14,967	4,899,783

Held-to-maturity:
FHLMC certificates	$219,186	7,884	—	227,070
FNMA certificates	137,311	238	—	137,549
GNMA certificates	116,404	4,941	—	121,345

	$472,901	13,063	—	485,964

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, continued:
The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2007 and 2006.

	December 31, 2007
	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

U.S. Treasury securities and obligations of U.S. Government Agencies	$—	—	5,424,790	66,381	5,424,790	66,381
Obligations of state and municipalities	—	—	457,447	2,553	457,447	2,553
Mortgage-backed securities	1,733,295	6,637	620,896	9,755	2,354,191	16,392

	$1,733,295	6,637	6,503,133	78,689	8,236,428	85,326

Number of Investments	21			8	29

	December 31, 2006
	Less than 12 Months			12 Months or Longer			Total
	Fair		Unrealized	Fair		Unrealized	Fair		Unrealized
	value		losses	value		losses	value		losses

U.S. Treasury securities and obligations of U.S. Government Agencies	$—		—	18,908,885		315,924	18,908,885		315,924
Obligations of state and municipalities	450,657		9,344	—		—	450,657		9,344
Mortgage-backed securities	26,211		17	2,036,817		14,950	2,063,028		14,967

	$476,868		9,361	20,945,702		330,874	21,422,570		340,235

Number of Investments		2			24			26
Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable:
The Franklin primarily originates single family real estate loans in Southwestern Ohio. Loans are originated on the basis of credit policies established by the Company’s management and are generally collateralized by first mortgages on the properties. Management believes that the Franklin has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.
Loans receivable, net, consists of the following:

	December 31,
	2007	2006
First mortgage loans:
Principal balances:
Collateralized by one- to four- family residences	$181,386,611	186,023,826
Collateralized by multifamily properties	17,168,761	16,271,628
Collateralized by other properties	37,907,207	41,169,744
Construction loans	5,986,350	2,554,617
Loans to facilitate sale of REO	334,750	—

	242,783,679	246,019,815
Less:
Undisbursed portion of construction loans	(2,511,128)	(631,085)
Net deferred loan origination fees	(208,763)	(260,488)

Total first mortgage loans	240,063,788	245,128,242

Consumer and other loans:
Principal balances:
Consumer loans	5,455,965	5,945,981
Lines of credit	27,914,213	27,982,593
Student loans	976,929	808,008

Total consumer and other loans	34,347,107	34,736,582

Less allowance for loan losses	(1,100,840)	(1,612,205)

	$273,310,055	278,252,619

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,
	2007	2006	2005

Balance, beginning of year	$1,612,205	1,277,436	1,430,250
Provision for loan losses	300,225	452,000	271,000
Charge-offs and recoveries, net	(465,897)	(97,231)	(413,814)
Transfers to allowance for losses on real estate owned	(345,693)	(20,000)	(10,000)

Balance, end of year	$1,100,840	1,612,205	1,277,436

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2007 and 2006 the recorded investment in loans for which impairment has been recognized was approximately $717,000 and $1,609,000 with related reserves of $390,000 and $746,000, respectively. The average balance in impaired loans was $1,163,000 and $1,389,000 for the years ended December 31, 2007 and 2006, respectively. Interest received on impaired loans for the years ended December 31, 2007 and 2006 was $17,000 and $17,000. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2007 and 2006 were approximately $4,574,000 and $3,868,000, respectively. Accruing loans over 90 days delinquent were $797,000 and $214,000 as of December 31, 2007 and 2006, respectively. Income recognized on a cash basis on nonaccrual loans for the years 2007 and 2006 was $174,000 and $92,000, respectively. Additional interest income of $285,000 and $287,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms for the years 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable, Continued:
Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $64,086,000, $63,244,000 and $64,431,000 at December 31, 2007, 2006 and 2005, respectively.
Mortgage servicing rights of $77,166, $63,246 and $66,352 were capitalized in 2007, 2006 and 2005, respectively. The fair value of mortgage servicing rights approximates their current book value as of December 31, 2007 and 2006. The carrying value of the Franklin’s servicing rights totaled approximately $372,000 and $363,000 at December 31, 2007 and 2006. Amortization of mortgage-servicing rights was $68,381, $87,252 and $82,152 for 2007, 2006 and 2005, respectively.
4.	Real Estate Owned:
Real estate owned consists of the following:

	December 31,
	2007	2006
Real estate owned	$1,066,563	427,670
Less: allowance for losses	118,593	20,000

	$947,970	407,670

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,
	2007	2006	2005

Balance, beginning of year	$20,000	—	—
Charge-off upon sale of property	(271,700)	—	(10,000)
Charged to operations	24,600	—	—
Transfers from allowance for loan losses	345,693	20,000	10,000

Balance, end of year	$118,593	20,000	—

5.	Bank Owned Life Insurance:

Franklin has purchased single-premium life insurance policies on its officers and employees, at a cumulative cost of $5,000,000 from three insurance companies. The cash surrender value of the policies was $5,517,164 and $5,293,309 at December 31, 2007 and 2006, respectively. The face value of the policies as of December 31, 2007 is approximately $14,103,000.

6.	Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,
	2007	2006
Buildings and improvements	$1,921,422	1,921,422
Leasehold improvements	2,422,445	2,422,445
Furniture, fixtures and equipment	3,101,116	3,074,491

	7,444,983	7,418,358

Accumulated depreciation and amortization	(4,903,231)	(4,520,810)

	2,541,752	2,897,548
Land	1,186,535	1,186,535

	$3,728,287	4,084,083

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
7.	Other Assets:

Included in other assets as of December 31, 2005 was a $1,500,000 investment in Financial Institution Partners III, L.P. recorded under the cost method. The entire investment was sold during 2006 at a profit of approximately $1,230,000. Also included in other assets as of December 31, 2007 and 2006 was a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost at December 31, 2007 and 2006.

8.	Deposits accounts:

Deposit accounts consist of the following:

	December 31, 2007			December 31, 2006
	Weighted		Percent	Weighted		Percent
	average		of	average		of
	rate	Amount	deposits	rate	Amount	deposits

Savings accounts	1.65%	$28,970,768	12.8%	1.75%	$29,121,793	12.6%
Checking accounts and variable rate money market savings accounts	0.93	31,635,690	14.0	1.16	32,885,499	14.2

		60,606,458	26.8		62,007,292	26.8

Certificates:
1-6 month	4.08	9,808,467	4.3	3.59	4,721,538	2.0
1 year	4.41	46,184,778	20.4	4.56	39,724,975	17.2
18 month	4.71	3,850,834	1.7	4.36	6,406,990	2.8
18 month — 5 years	4.84	28,683,507	12.6	4.32	39,496,513	17.1
5-8 years	4.65	77,386,974	34.2	4.61	78,821,366	34.1

		165,914,560	73.2		169,171,382	73.2

Total deposit accounts		$226,521,018	100.0%		231,178,674	100.0%

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

2008	$74,659,917
2009	29,859,322
2010	32,764,795
2011	23,994,736
2012 and thereafter	4,635,790

$165,914,560

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits accounts, Continued:

Interest paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,
	2007	2006	2005

Savings accounts	$521,185	338,548	208,785
Checking and money market accounts	360,733	337,278	470,650
Certificates	7,836,064	7,155,251	5,551,909

	$8,717,982	7,831,077	6,231,344

Certificates of deposit with balances of $100,000 or more totaled approximately $51,515,000 and $49,542,000 at December 31, 2007 and 2006, respectively.

Deposits from officers and directors totaled $3,970,000 and $3,789,000 at December 31, 2007 and 2006, respectively.

9.	Borrowed Money:

Borrowed money at December 31, 2007 consists of the following:

	Average	Outstanding
Maturing during	interest rate	balance

2008	5.32%	$5,964,947
2009	4.87	19,910,563
2010	5.83	10,197,601
2011	5.12	16,178,841
2012-2016	3.85	10,910,608
Thereafter	1.38	190,095

	4.95%	$63,352,655

At December 31, 2007 the Company’s borrowings consisted of $63,352,655 of fixed-rate loans.

The borrowings require principal payments as follows:

2008	$14,078,516
2009	19,966,340
2010	8,342,664
2011	10,047,711
20112	47,537
Thereafter	10,869,887

$63,352,655

As collateral for the borrowings from the FHLB, the Franklin has pledged mortgage loans equal to or greater than 150% of the outstanding balance. The Company has a $1,500,000 line of credit agreement with a bank including interest at the prime rate less 0.50% (6.75% at December 31, 2007). The Company did not borrow against the line during 2007.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity:

Retained earnings are restricted by regulatory requirements and federal income tax requirements

In connection with the insurance of savings dsposits by FDIC, Franklin is required to maintain specific capital levels based on OTS regulations (see Note 11). At December 31, 2007, the most restrictive required level of capital to satisfy regulatory requirements was approximately $16,946,000.

Prior to 1996 Franklin was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2007, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2007.

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

At December 31, 2007, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock option, issued under the 1997 and 2002 plans, was accelerated in anticipation of a new accounting standard, SFAS No. 123R, on Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of SFAS No. 123R.

Transactions involving the 1997 Plan are summarized as follows:

	2007	2006	2005
Options outstanding at beginning of year	105,497	122,322	125,393
Granted	—	—	—
Canceled/Forfeited	(435)	(2,670)	(1,587)
Exercised	(625)	(14,155)	(1,484)

Options outstanding at end of year	104,437	105,497	122,322

All options granted under the 1997 plan have an exercise price between $7.75 and $18.00.

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

Transactions involving the 2002 Plan are summarized as follows:

	2007	2006	2005
Options outstanding at beginning of year	106,783	126,758	136,803
Granted	—	—	—
Canceled/Forfeited	(1,545)	(4,475)	(9,905)
Exercised	—	(15,500)	(140)

Options outstanding at end of year	105,238	106,783	126,758

All options granted under the 2002 plan have an exercise price between $10.14 and $22.42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:

Additional information regarding stock options outstanding as of December 31, 2007, is as follows:

	Options Outstanding
		Weighted		Exercisable Options
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life (Years)	Price	Shares	Price
$7.75 to 10.00	16,236	3.2	$7.75	16,236	$7.75
10.01 to 15.00	107,072	3.8	12.47	107,072	12.47
15.01 to 20.00	54,294	2.1	18.03	54,294	18.03
20.01 to 25.00	32,073	6.4	20.69	32,073	20.69

	209,675	3.7	$14.80	209,675	$14.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
11.	Regulatory Matters:

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2007, the capital standards include a 4.00% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. To be considered well capitalized, capital standards require a 6.0% tier 1 capital requirement and a risk-based capital requirement of 10.0%. At December 31, 2007, Franklin exceeded each of the capital requirements as follows:

			Franklin’s computed
			capital as a
	Computed	Franklin’s	percent of
	regulatory	computed	total assets or
	requirements	capital	risk-adjusted assets

Tier 1 core capital	$12,723,000	24,170,000	7.6%
Risk-based capital	16,946,000	24,884,000	11.8%
Tier 1 risk-based capital	12,723,000	24,170,000	11.4%
Tangible capital	12,723,000	24,170,000	7.6%
12.	Fair Values of Financial Instruments:

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

The estimated fair values of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$6,897,109	6,897,109	7,828,130	7,828,130
Investment securities	17,029,810	17,029,810	21,724,858	21,724,858
Mortgage-backed securities	3,506,207	3,523,946	5,372,684	5,386,000
Loans receivable	273,310,055	265,163,000	278,252,619	272,854,000
Investment in FHLB stock	4,796,500	4,796,500	4,796,500	4,796,500

Financial liabilities:
Deposits	226,521,018	222,730,000	231,178,674	231,560,000
Borrowed money	63,352,655	62,708,000	72,216,545	71,686,000

	December 31, 2007		December 31, 2006
	Contractual	Fair	Contractual	Fair
	amount	value	amount	value
Unrecognized financial instruments:
Commitments to extend credit	$311,000	311,000	784,000	784,000
Unfunded construction loans	2,511,000	2,511,000	631,000	631,000
Undisbursed lines of credit	17,752,000	17,752,000	16,818,000	16,818,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
13.	Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31,
	2007	2006	2005
Federal:
Current	$148,374	323,572	481,232
Deferred	(23,240)	268,104	54,764

	$125,134	591,676	535,996

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,
	2007	2006	2005
Tax at statutory rates	$197,683	662,407	603,779
Benefit of tax exempt investment interest	(10,372)	(9,220)	(9,793)
Benefit of tax exempt BOLI income	(76,111)	(43,641)	(41,988)

Other	13,934	(17,870)	(16,002)
	$125,134	591,676	535,996

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2007	2006
Deferred tax asset arising from:
Allowance for loan losses	$579,600	719,200
Deferred loan fees and costs	3,600	4,000
Depreciation	12,000	—
Unrealized loss on securities	2,000	107,900
Other, net	197,600	99,000

Total deferred tax assets	794,800	930,100

Deferred tax liability arising from:
Depreciation	—	(52,300)
FHLB stock	(898,700)	(898,700)
Like-kind exchange	(103,100)	(103,100)

Total deferred tax liabilities	(1,001,800)	(1,054,100)

Net deferred tax asset (liability)	$(207,000)	(124,000)

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.
14.	Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees’ compensation. Total expense under this defined contribution plan was $183,600, $191,900 and $144,800 for the years ended December 31, 2007, 2006 and 2005, respectively.
     The Company also has an employee stock ownership plan (“ESOP”). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2007, 2006 and 2005. At December 31, 2007, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
14.	Benefit Plans, Continued:

All ESOP shares are considered outstanding for purposes of computing earnings per share for 2007, 2006 and 2005. The Company’s policy is to charge to expense the amount contributed to the ESOP. At December 31, 2007, the ESOP held 201,328 allocated shares and 10,089 shares committed to be allocated.

15.	Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next seven years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

Year ending December 31:
2008	$193,177
2009	167,677
2010	116,754
2011	90,745
2012	64,946
Thereafter	45,667

$678,966

Rent expense was $213,356, $211,169 and $218,887 in 2007, 2006 and 2005, respectively.
The Company, as lessor, leases a portion of its administrative office under an operating lease which expires in 2008. The tenant does not intend to renew the lease.
Future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term include payments of $30,367 in the year ending December 31, 2008.
16.	Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding during the three-year period ended December 31, 2007. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,
	2007	2006	2005
Balance, beginning of year	$1,374,090	1,303,419	2,337,382
Loans originated	46,026	45,267	105,665
Repayments	(162,144)	(69,795)	(85,294)
Removed	—	—	(1,054,334
New director	—	95,199	—

Balance, end of year	$1,257,972	1,374,090	1,303,419

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
17.	Loan Commitments:

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

At December 31, 2007, the Company’s total commitment to extend credit was approximately $311,000, and the Company had commitments to disburse construction loans of approximately $2,511,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $17,752,000. Fees received in connection with the loan commitments have not been recognized into earnings.

18.	Subsequent Events:

On January 18, 2008 Franklin announced the signing of a definitive agreement for the acquisition of the Cherry Grove, Delhi and Trenton (Ohio) offices of Oak Hill Banks, Jackson, Ohio. On February 29, 2008 the agreement was terminated by both parties in a mutual agreement. No penalties will be incurred by either party with regards to this termination.

19.	First Franklin Corporation — Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2007 and 2006 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2007 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
Cash	$860,372	136,841
Investment in Franklin Savings	24,165,621	23,364,154
Other assets	1,108,207	2,671,800

	$26,134,200	26,172,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$427,933	426,573
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 330,183 shares in 2007 and 324,862 shares in 2006.	(3,270,399)	(3,173,624)
Retained earnings	22,777,930	22,926,652
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(3,907)	(209,449)

	$26,134,200	26,172,795

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
19.	First Franklin Corporation — Parent Company Only Financial Information, Continued:
CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
	2007	2006	2005
Equity in earnings of Franklin	$595,925	787,625	1,399,579
Interest income	22,151	4,559	2,192
Operating expenses	(424,592)	(527,137)	(504,705)
Other Income	201,652	1,409,633	237,183
Federal income tax benefit (expense)	61,150	(318,100)	105,575

Net Income	$456,286	1,356,580	1,239,824

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$456,286	1,356,580	1,239,824
Equity in earnings of Franklin	(595,925)	(787,625)	(1,399,579)
Dividend received from Franklin	—	200,000	750,000
Change in other assets and liabilities	1,564,953	(832,384)	(86,249)

Net cash provided (used) by operating activities	1,425,314	(63,429)	503,996

Cash flows from investing activities:
Sale of Financial Institutions Partners III	—	1,350,000	—

Cash flows from financing activities:
Payment of dividends	(605,008)	(606,906)	(546,452)
Borrowed money	—	(1,150,000)	—
Repurchase of treasury stock	(96,775)	362,748	14,495

Net cash used by financing activities	(701,783)	(1,394,158)	(531,957)

Net increase (decrease) in cash	723,531	(107,587)	(27,961)
Cash at beginning of year	136,841	244,428	272,389

Cash at end of year	$860,372	136,841	244,428

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
20.	Madison Service Corporation :

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2007, is presented:
BALANCE SHEET

ASSETS

Cash	$513,960

$513,960

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities	$—
Equity	513,960

$513,960

STATEMENT OF OPERATIONS

Revenues:
Interest Income	$12,133
Gain on sale of Intrieve investment	—
Operating expenses	(1,793)

Income before federal income tax	10,340
Federal income tax	3,525

Net income	$6,815

a.	Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b.	Intercompany transactions:

Intercompany transactions with Franklin, which are not material, have been eliminated in consolidation.

c.	Franklin’s investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$110,000
Retained earnings	403,960

$513,960

21.	DirectTeller System, Inc.:

The Company has a 51% investment in DirectTeller Systems, Inc. which is accounted for as a minority interest in a consolidated entity. The following is a summary of DirectTeller Systems, Inc financial information:

Assets	$496,692
Liabilities	12,207
Equity	484,485
2007 net loss	(41,030)
Information pertaining to the Company’s investment is a follows:

Company’s equity balance at December 31, 2007	$246,187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
22.	Earnings Per Share:

Earnings per share for the years ended December 31, 2007, 2006 and 2005 are calculated as follows:

	For the year ended December 31, 2007
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Income available to common stockholders	$456,286	1,681,034	$0.27

Effect of dilutive securities:
Stock options
1997 and 2002 Plans	—	—

Diluted EPS

Income available to common stockholders + assumed conversions	$456,286	1,681,034	$0.27

	For the year ended December 31, 2006
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Income available to common stockholders	$1,356,580	1,682,121	$0.81

Effect of dilutive securities:
Stock options
1997 and 2002 Plans	—	23,116

Diluted EPS

Income available to common stockholders + assumed conversions	$1,356,580	1,705,237	$0.80

	For the year ended December 31, 2005
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Income available to common stockholders	$1,239,824	1,655,645	$0.75

Effect of dilutive securities:
Stock options
1997 and 2002 Plans	—	35,036

Diluted EPS

Income available to common stockholders + assumed conversions	$1,239,824	1,690,681	$0.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
23.	Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2007
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$4,672	4,593	4,527	4,493
Interest expense	3,063	3,058	3,004	2,973

Net interest income	1,609	1,535	1,523	1,520
Provision for loan losses	70	75	41	114

Net interest income after provision for loan losses	1,539	1,460	1,482	1,406
Noninterest income	384	448	427	465
Noninterest expense	1,721	1,757	1,796	1,756

Income before federal income taxes	202	151	113	115
Federal income taxes	67	23	9	26

Net income	$135	128	104	89

Earnings per common share
Basic	$0.08	0.08	0.06	0.05

Diluted	$0.08	0.08	0.06	0.05

	2006
	(Dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest income	$3,984	4,238	4,594	4,596
Interest expense	2,353	2,617	2,901	3,026

Net interest income	1,631	1,621	1,693	1,570
Provision for loan losses	50	66	215	121

Net interest income after provision for loan losses	1,581	1,555	1,478	1,449
Noninterest income	275	956	273	1,018
Noninterest expense	1,589	1,661	1,663	1,723

Income before federal income taxes	267	850	88	744
Federal income taxes	78	284	19	211

Net income	$189	566	69	533

Earnings per common share
Basic	$0.11	0.34	0.04	0.32

Diluted	$0.11	0.33	0.04	0.32