Form 10KSB/A, Exhibit 13
period 2007-12-31
FIRST FRANKLIN CORP
filed 2008-04-03
CIK 742161

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
Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to a lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio and may increase the percentage of adjustable-rate loans that are originated.
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

	Net interest income			Net portfolio value
Change in
interest rates	Estimated	$ Change	% Change	Estimated	NPV	Policy
(basis points)	$ value	from constant	from constant	$ value	ratio	guidelines
(Dollars in thousands)
+300	$6,596	$(262)	(3.82)%	$20,626	6.65%	4.00%
+200	6,777	(81)	(1.18)	22,929	7.27	5.00
+100	6,900	42	0.62	24,474	7.64	6.00
0	6,858	—	—	24,773	7.64	6.75
-100	6,608	(250)	(3.64)	23,174	7.09	6.00
-200	5,974	(884)	(12.89)	20,710	6.30	5.00
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
The following table sets forth Franklin’s interest rate sensitivity gap as of December 31, 2007. As shown below, the one year cumulative gap is $46.79 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan’s ability to reprice, and the lag effect associated with rate changes, an instantaneous rise or decline in interest rates of 200 basis points could be expected to adversely affect Franklin’s net interest income and interest rate risk position.

	3 months	4 to 6	7 to 12	1 to 3	3 to 5	5 to 10	10 to 20	>20
	or less	months	months	years	years	years	years	years	Total
	(Dollars in thousands)
Assets:
Real estate loans;
One- to four-family
Adjustable-rate	$23,311	21,032	34,970	28,817	372	—	—	—	108,502
Fixed-rate	3,254	3,128	5,908	19,777	14,920	10,723	4,562	834	63,106
Multifamily and nonresidential
Adjustable-rate	3,020	2,990	5,889	22,202	19,661	—	—	—	53,762
Fixed-rate	314	319	655	2,849	3,256	884	—	—	8,277
Consumer loans	25,673	350	673	2,358	679	—	—	—	29,733
Commercial loans	4,064	18	35	157	181	126	—	—	4,581
Mortgage-backed securities	1,484	763	1,177	84	7	1		—	3,516
Investments	9,987	500	1,130	40	6,254	5,097	3,990	—	26,998

Total rate sensitive assets	$71,107	29,100	50,437	76,284	45,330	16,831	8,552	834	298,475

Liabilities:
Fixed maturity deposits	$19,884	18,327	36,449	62,624	28,631	—	—	—	165,915
Transaction accounts	1,307	1,216	2,184	6,178	3,475	3,408	1,000	59	18,827
Money market deposit accounts	912	826	1,424	3,539	1,589	1,119	172	3	9,584
Savings accounts	2,011	1,871	3,361	9,506	5,347	5,243	1,540	92	28,971
Borrowings	2,225	7,281	4,573	28,309	10,094	10,871	—	—	63,353

Total rate sensitive liabilities	$26,339	29,521	47,991	110,156	49,136	20,641	2,712	154	286,650

Cumulative Gap	$44,768	44,347	46,793	12,921	9,115	5,305	11,145	11,825

Cumulative gap as a percentage of total assets	14.07%	13.94	14.71	4.06	2.87	1.67	3.50	3.72

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

As indicated by the table above, non-performing assets increased $1.83 million, non-accruing one- to four-family loans increased $2.30 million, multifamily and nonresidential real estate loans decreased $893,000 and commercial lines of credit decreased $641,000 during 2007. The increase in one- to four-family non-accruing loans is due to increased delinquencies of nonowner occupied, investor owned, properties. Franklin hired an experienced Collection Manager in November 2007,and placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis. Because of the current state of the real estate market, Franklin believes that resolving these problem assets is a long-term process and that in the interim, non-performing assets may increase.
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
The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. The 2007 charge-offs include two one- to four-family loans totalling $259,000, two commercial mortgage loans totalling $359,000 and two commercial lines of credit totalling $97,000. The 2006 increase in the provision for loan losses was due to estimated potential future losses on two commercial loans, one was charged-off in 2007. At the end of 2007, management believes it has identified the majority of Franklin’s problem one- to four-family nonowner occupied loans and is working with the borrowers to resolve the problems as quickly as possible. In management’s opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,
	2007	2006
	(Dollars in thousands)

Beginning balance	$1,632	$1,277

Charge-off-
One- to four-family	267	—
Multifamily	—	—
Nonresidential	359	—
Consumer and lines of credit	183	140

	809	140

Recoveries
One- to four-family	1	1
Multifamily	—	—
Nonresidential	—	5
Consumer and lines of credit	70	37

	71	43

Net charge-offs	738	97
Provision charged to operations	325	452

Ending Balance	$1,219	1,632

Ratio of net charge-offs to average loans outstanding	0.27%	0.04%

Ratio of net charge-offs to average non-performing assets	13.65%	2.19%

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
Loan receipts and disbursements are a major component of the Company’s investing activities. Repayments on loans and mortgage-backed securities during 2007, totaled $50.29 million compared to $62.03 million during 2006. Loan disbursements during 2007 were $54.89 million compared to $101.25 million during 2006. This significant decline in loan originations is the result of the overall deterioration of the real estate market and in rising interest rates at the beginning of 2007.
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

	2007			2006			2005
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$274,492	16,454	5.99%	$267,058	15,749	5.90%	$221,800	12,497	5.63%
Mortgage-backed securities (2)	4,318	239	5.54	6,457	312	4.83	10,187	412	4.04
Investments (2)	22,896	1,276	5.57	23,106	1,082	4.68	25,945	1,098	4.23
FHLB stock	4,797	316	6.59	4,648	269	5.79	4,402	220	5.00

Total interest-earning assets	$306,503	18,285	5.97%	$301,269	17,412	5.78%	$262,334	14,227	5.42%

Interest-bearing liabilities:
Checking deposits	$31,257	361	1.15%	$33,818	337	1.00%	$44,033	472	1.07%
Savings deposits	29,385	521	1.77	27,188	339	1.25	28,407	209	0.74
Certificates of deposit	168,056	7,836	4.66	167,794	7,155	4.26	146,354	5,551	3.79
Borrowings	66,806	3,380	5.06	59,535	3,066	5.15	32,299	1,605	4.97

Total interest-bearing liabilities	$295,504	12,098	4.09%	$288,335	10,897	3.78%	$251,093	7,837	3.12%

Net interest income		$6,187			$6,515			$6,390

Interest rate spread			1.88%			2.00%			2.30%

Net earning assets	$10,999			$12,934			$11,241

Net yield on average interest-earning assets			2.02%			2.16%			2.44%

Average interest-earning assets to average interest-bearing liabilities		1.04%			1.04%			1.04%

(1)	Calculated net of deferred loan fees, loans in process and loss reserves.

(2)	Investments classified as available-for-sale included at amortized cost, not fair value.

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
During 2007, net interest income decreased $328,000 compared to a $125,000 increase during 2006. The income earned on assets increased $873,000, mainly due to increases in the average balance of loans receivable and the yield on total interest-earning assets. The increase in the yield on interest-earning assets reflects increases in the yield on loans from 5.90% to 5.99%, mortgage-backed securities from 4.83% to 5.54% and investments from 4.68% to 5.57%. The increase in the yield earned on interest-earning assets is due to the overall increase in market interest rates during 2006 and the first half of 2007. The increased interest on loans reflects an increase in average loans outstanding. Interest expense increased $1.20 million due to an increase in the average balance and cost of funds from 3.78% to 4.09%, reflecting the increased cost of deposits.

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
Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $300,000 for 2007, $452,000 for 2006, and $271,000 for 2005. As previously discussed, during 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans one of which was charged-off during 2007. Assets classified as substandard and loss at December 31, 2007 increased by 36.69% to $7.19 million, while non-performing assets increased by 40.73% to $6.32 million. Total loss reserves were $1.22 million at December 31, 2007 compared to $1.63 million at the end of 2006. This decline in total loss reserves was due to the high level of charge-offs. As discussed previously, due to the current state of the real estate market, Franklin believes that resolving these problem assets is a long-term process and that in the interim non-performing assets may increase. Total loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Unallocated general loss reserves decreased slightly from $731,000 at the end of 2006 to $714,000 at the end of 2007. It is management’s opinion that the level of reserves at December 31, 2007 is adequate to protect Franklin against reasonably foreseeable losses.
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
Noninterest Income. Noninterest income was $1.72 million for 2007, compared to $2.52 million for 2006 and $1.79 million for 2005. Current year income includes service fees of $841,000 earned on checking and money market accounts and profits of $166,000 on the sale of loans and other investments. Late charges and prepayment fees also increased during 2007. Noninterest income for 2006 included a $1.23 million profit on the sale of the FIP III investment, service fees of $608,000 earned on checking and money market accounts and profits of $126,000 on the sale of loans and other investments, which includes an additional payment of $39,000 on the sale of Franlin’s investment in Intrieve Incorporated (“Intrieve”) and a $30,000 recovery on the Worldcom bond sold in 2002. Noninterest income during 2005 included a $648,000 gain on the sale of the Intrieve investment, profits on the sale of loans and other investments of $120,000 and service fees on checking and money market accounts of $513,000.

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

Data processing expense increased approximately $66,000 due to the increased communication and service bureau costs. Professional fees increased due to increased legal fees relating to loan collection efforts. The increase in other expenses partially reflects the cost of the new checking account program, a rise in the costs of ATM processing and increased expenses on repossessed properties.
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
For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin’s actual capital levels at December 31, 2007. The OTS may require higher capital levels, if warrented by its assessment of the level and nature of risk to which it is exposed.
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
We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Cincinnati, Ohio
March 3, 2008

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
Cash, including certificates of deposit and other interest-earning deposits of $2,100,000 and $3,100,000 at December 31, 2007 and 2006, respectively	$6,897,109	7,828,130
Investment securities:
Securities available-for-sale, at market value (amortized cost of $17,011,428 and $22,038,385 at December 31, 2007 and 2006, respectively)	17,029,810	21,724,858
Mortgage-backed securities:
Securities available-for-sale, at market value (amortized cost of $3,193,097 and $4,888,582 at December 31, 2007 and 2006, respectively)	3,183,831	4,899,783
Securities held-to-maturity, at amortized cost (market value of $340,115 and $485,964 at December 31, 2007 and 2006, respectively)	322,376	472,901
Loans receivable, net	273,310,055	278,252,619
Real estate owned, net	947,970	407,670
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,796,500	4,796,500
Accrued interest receivable:
Investment securities	131,080	152,517
Mortgage-backed securities	16,675	23,350
Loans receivable	905,209	944,821
Property and equipment, net	3,728,287	4,084,083
Bank owned life insurance	5,517,164	5,293,309
Other assets	2,132,295	3,158,538

	$318,918,361	332,039,079

LIABILITIES
Deposit accounts	$226,521,018	231,178,674
Borrowed money	63,352,655	72,216,545
Advances by borrowers for taxes and insurance	2,315,067	2,036,115
Other liabilities	785,056	456,121

Total liabilities	292,973,796	305,887,455

Minority interest in consolidated subsidiary	238,298	405,402

Commitments (Notes 15 and 17)
STOCKHOLDERS’ EQUITY
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2007 and 2006.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 330,183 shares in 2007 and 324,882 shares in 2006.	(3,270,399)	(3,173,624)
Retained earnings, substantially restricted	22,777,930	22,926,652
Accumulated other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $(2,000) and $(107,900) at December 31, 2007 and 2006, respectively	(3,907)	(209,449)

Total stockholders’ equity	25,706,267	25,746,222

	$318,918,361	332,039,079

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

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$456,286	1,356,580	1,239,824
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	300,225	452,000	271,000
Depreciation	382,420	513,678	361,306
Amortization	67,477	85,847	56,402
Deferred income taxes	(23,240)	268,104	54,764
Deferred loan fees	(29,523)	(58,060)	(25,554)
Gain on sale of investments	(13,604)	(4,710)	(39,725)
Gain on sale of FIP III investment	—	(1,230,000)	—
Gain on sale of loans	(124,636)	(63,750)	(79,784)
Gain on the sale of Intrieve investment	—	(39,229)	(647,798)
Gain on sale of property and equipment	—	—	(3,078)
FHLB stock dividends	—	(268,800)	(219,400)
Bank owned life insurance (BOLI) earnings	(223,855)	(128,355)	(123,495)
Decrease (increase) in accrued interest receivable	67,724	(100,330)	(29,653)
Decrease (increase) in other assets	957,862	305,619	112,022
Increase (decrease) in other liabilities	246,285	(202,452)	(80,420)
Other, net	(167,104)	(52,355)	(82,515)
Proceeds from sale of loans originated for sale	9,427,813	6,415,455	8,331,512
Disbursements on loans originated for sale	(9,380,340)	(6,414,951)	(8,327,739)

Net cash provided by operating activities	1,943,790	834,291	767,669

Cash flows from investing activities:
Net change in loans receivable	3,323,982	(36,292,899)	(34,000,981)
Principal reductions on mortgage-backed securities	1,842,465	2,406,383	3,726,664
Proceeds from sale of student loans	449,768	343,057	259,066
Proceeds from sale of SBA loans	214,674	—	227,659
Purchase of loans	—	—	(7,102,842)
Purchase of investment securities:
Available-for-sale	—	—	(2,000,000)
Proceeds from maturities/calls of investment securities:
Available-for-sale	5,045,000	2,050,000	8,861,513
Proceeds from the sale of mortgage-backed securities
Available-for-sale	—	—	1,886,735
Purchase of bank owned life insurance	—	(2,000,000)	—
Capital expenditures	(26,624)	(167,865)	(509,575)
Proceeds from sale of Intrieve investment	—	39,229	764,093
Proceeds from the sale of the FIP III investment	—	1,350,000	—
Proceeds from sale of real estate owned	604,399	15,000	444,850
Improvements and acquisition costs to real estate owned	(384,098)	(54,759)	(58,482)
Proceeds from sale of property and equipment	—	—	12,000

Net cash provided (used) by investing activities	$11,069,566	(32,311,854)	(27,489,300)

Continued
See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,
	2007	2006	2005
Cash flows from financing activities:
Net increase (decrease) in deposit accounts	$(4,657,656)	11,814,411	(339,610)
Issuance (repurchase) of treasury stock	(96,775)	362,748	14,495
Payment of dividends	(605,008)	(606,906)	(546,452)
Proceeds from (repayment of) borrowed funds, net	(8,863,890)	22,205,104	22,410,950
Increase in advances by borrowers for taxes and insurance	278,952	414,086	215,867

Net cash provided (used) by financing activities	(13,944,377)	34,189,443	21,755,250

Net increase (decrease) in cash	(931,021)	2,711,880	(4,966,381)

Cash at beginning of year	7,828,130	5,116,250	10,082,631

Cash at end of year	$6,897,109	7,828,130	5,116,250

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, including interest credited to deposit accounts	$12,093,370	10,881,972	7,835,938

Income taxes	$141,000	145,000	590,000

Supplemental disclosure of noncash activities:

Real estate acquired in settlement of loans	$1,187,071	433,280	398,675

Change in unrealized gain (loss) on available-for-sale securities	$(311,442)	(90,576)	(370,187)

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Accounting Policies:

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

Madison Service Corporation was established to allow certain types of business that, by regulation, savings and loans were not allowed to participate. Madison has no operations and its only assets are cash and interest-bearing deposits.

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

Franklin primarily originates single family real estate loans in Southwestern Ohio. Loans are originated on the basis of credit policies established by the Company’s management and are generally collateralized by first mortgages on the properties. Management believes that Franklin has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31,
	2007	2006
First mortgage loans:
Principal balances:
Collateralized by one- to four- family residences	$181,386,611	186,023,826
Collateralized by multifamily properties	17,168,761	16,271,628
Collateralized by other properties	37,907,207	41,169,744
Construction loans	5,986,350	2,554,61
Loans to facilitate sale of REO	334,750	—

	242,783,679	246,019,815
Less:
Undisbursed portion of construction loans	(2,511,128)	(631,085)
Net deferred loan origination fees	(208,763)	(260,488)

Total first mortgage loans	240,063,788	245,128,242

Consumer and other loans:
Principal balances:
Consumer loans	5,455,965	5,945,981
Lines of credit	27,914,213	27,982,593
Student loans	976,929	808,008

Total consumer and other loans	34,347,107	34,736,582

Less allowance for loan losses	(1,100,840)	(1,612,205)

	$273,310,055	278,252,619

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,
	2007	2006	2005
Balance, beginning of year	$1,612,205	1,277,436	1,430,250
Provision for loan losses	300,225	452,000	271,000
Charge-offs and recoveries, net	(465,897)	(97,231)	(413,814)
Transfers to allowance for losses on real estate owned	(345,693)	(20,000)	(10,000)

Balance, end of year	$1,100,840	1,612,205	1,277,436

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2007 and 2006 the recorded investment in loans for which impairment has been recognized was approximately $717,000 and $1,609,000 with related reserves of $390,000 and $746,000, respectively. The average balance in impaired loans was $1,163,000 and $1,389,000 for the years ended December 31, 2007 and 2006, respectively. Interest received on impaired loans for the years ended December 31, 2007 and 2006 was $17,000 and $17,000.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2007 and 2006 were approximately $4,574,000 and $3,868,000, respectively. Accruing loans over 90 days delinquent were $797,000 and $214,000 as of December 31, 2007 and 2006, respectively. Income recognized on a cash basis on nonaccrual loans for the years 2007 and 2006 was $174,000 and $92,000, respectively. Additional interest income of $285,000 and $287,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms for the years 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable, Continued:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $64,086,000, $63,244,000 and $64,431,000 at December 31, 2007, 2006 and 2005, respectively.

Mortgage servicing rights of $77,166, $63,246 and $66,352 were capitalized in 2007, 2006 and 2005, respectively. The fair value of mortgage servicing rights approximates their current book value as of December 31, 2007 and 2006. The carrying value of Franklin’s servicing rights totaled approximately $372,000 and $363,000 at December 31, 2007 and 2006. Amortization of mortgage-servicing rights was $68,381, $87,252 and $82,152 for 2007, 2006 and 2005, respectively.
4.	Real Estate Owned:

Real estate owned consists of the following:

	December 31,
	2007	2006
Real estate owned	$1,066,563	427,670
Less: allowance for losses	118,593	20,000

	$947,970	407,670

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,
	2007	2006	2005

Balance, beginning of year	$20,000	—	—
Charged-off upon sale of property	(271,700)	—	(10,000)
Charged to operations	24,600	—	—
Transfers from allowance for loan losses	345,693	20,000	10,000

Balance, end of year	$118,593	20,000	—

5.	Bank Owned Life Insurance:

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
8.	Deposits accounts:

Deposit accounts consist of the following:

	December 31, 2007			December 31, 2006
	Weighted		Percent	Weighted		Percent
	average		of	average		of
	rate	Amount	deposits	rate	Amount	deposits

Savings accounts	1.65%	$28,970,768	12.8%	1.75%	$29,121,793	12.6%
Checking accounts and variable rate money market savings accounts	0.93	31,635,690	14.0	1.16	32,885,499	14.2

		60,606,458	26.8		62,007,292	26.8

Certificates:
1-6 month	4.08	9,808,467	4.3	3.59	4,721,538	2.0
1 year	4.41	46,184,778	20.4	4.56	39,724,975	17.2
18 month	4.71	3,850,834	1.7	4.36	6,406,990	2.8
18 month - 5 years	4.84	28,683,507	12.6	4.32	39,496,513	17.1
5-8 years	4.65	77,386,974	34.2	4.61	78,821,366	34.1

		165,914,560	73.2		169,171,382	73.2

Total deposit accounts		$226,521,018	100.0%		231,178,674	100.0%

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

2008	$74,659,917
2009	29,859,322
2010	32,764,795
2011	23,994,736
2012 and thereafter	4,635,790

$165,914,560

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits accounts, Continued:

Interest paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,
	2007	2006	2005

Savings accounts	$521,185	338,548	208,785
Checking and money market accounts	360,733	337,278	470,650
Certificates	7,836,064	7,155,251	5,551,909

	$8,717,982	7,831,077	6,231,344

Certificates of deposit with balances of $100,000 or more totaled approximately $51,515,000 and $49,542,000 at December 31, 2007 and 2006, respectively.
Deposits from officers and directors totaled $3,970,000 and $3,789,000 at December 31, 2007 and 2006, respectively.
9.	Borrowed Money:

Borrowed money at December 31, 2007 consists of the following:

	Average	Outstanding
Maturing during	interest rate	balance

2008	5.32%	$5,964,947
2009	4.87	19,910,563
2010	5.83	10,197,601
2011	5.12	16,178,841
2012-2016	3.85	10,910,608
Thereafter	1.38	190,095

	4.95%	$63,352,655

At December 31, 2007 the Company’s borrowings consisted of $63,352,655 of fixed-rate loans.
The borrowings require principal payments as follows:

2008	$14,078,516
2009	19,966,340
2010	8,342,664
2011	10,047,711
2012	47,537
Thereafter	10,869,887

$63,352,655

As collateral for the borrowings from the FHLB, Franklin has pledged mortgage loans equal to or greater than 150% of the outstanding balance. The Company has a $1,500,000 line of credit agreement with a bank including interest at the prime rate less 0.50% (6.75% at December 31, 2007). The Company did not borrow against the line during 2007.

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
Transactions involving the 2002 Plan are summarized as follows:

	2007	2006	2005
Options outstanding at beginning of year	106,783	126,758	36,803
Granted	—	—	—
Canceled/Forfeited	(1,545)	(4,475)	(9,905)
Exercised	—	(15,500)	(140)

Options outstanding at end of year	105,238	106,783	126,758

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

			Franklin’s computed
			capital as a
	Computed	Franklin’s	percent of
	regulatory	computed	total assets or
	requirements	capital	risk-adjusted assets

Tier 1 core capital	$12,723,000	$24,170,000	7.6%
Risk-based capital	16,946,000	24,884,000	11.8
Tier 1 risk-based capital	12,723,000	24,170,000	11.4
Tangible capital	12,723,000	24,170,000	7.6
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
13. Federal Income Taxes:
The components of income tax expense are as follows:

	Years ended December 31,
	2007	2006	2005
Federal:
Current	$148,374	323,572	481,232
Deferred	(23,240)	268,104	54,764

	$125,134	591,676	535,996

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,
	2007	2006	2005
Tax at statutory rates	$197,683	662,407	603,779
Benefit of tax exempt investment interest	(10,372)	(9,220)	(9,793)
Benefit of tax exempt BOLI income	(76,111)	(43,641)	(41,988)
Other	13,934	(17,870)	(16,002)

	$125,134	591,676	535,996

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2007	2006
Deferred tax asset arising from:
Allowance for loan losses	$579,600	719,200
Deferred loan fees and costs	3,600	4,000
Depreciation	12,000	—
Unrealized loss on securities	2,000	107,900
Other, net	197,600	99,000

Total deferred tax assets	794,800	930,100

Deferred tax liability arising from:
Depreciation	—	(52,300)
FHLB stock	(898,700)	(898,700)
Like-kind exchange	(103,100)	(103,100)

Total deferred tax liabilities	(1,001,800)	(1,054,100)

Net deferred tax liability	$(207,000)	(124,000)

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
16. Loans to Related Parties:
Certain officers and directors of the Company, including their families, had loans outstanding during the three-year period ended December 31, 2007. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,
	2007	2006	2005
Balance, beginning of year	$1,374,090	1,303,419	2,337,382
Loans originated	46,026	45,267	105,665
Repayments	(162,144)	(69,795)	(85,294)
Removed	—	—	(1,054,334)
New director	—	95,199	—

Balance, end of year	$1,257,972	1,374,090	1,303,419

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