Form 10-K, Exhibit 13
period 2009-12-31
FIRST FRANKLIN CORP
filed 2010-03-31
CIK 742161

EXHIBIT 13

	At December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Financial Condition Data:
Total assets	$301,720	$318,781	$318,918	$332,039	$296,682
Cash	6,875	7,438	6,897	7,828	5,116
Loans receivable, net	243,638	270,049	273,310	278,253	243,059
Mortgage-backed securities
Available-for-sale	2,809	3,236	3,184	4,900	7,098
Held-to-maturity	3,989	5,058	322	473	680
Investments
Available-for-sale	19,949	13,408	17,030	21,725	23,665
Deposit accounts	244,010	223,108	226,521	231,179	219,364
Borrowings	32,419	68,477	63,353	72,217	50,011
Stockholders’ equity	22,206	23,850	25,706	25,746	24,574

	For the year ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Operations data:
Total interest income	$15,263	$16,970	$18,285	$17,412	$14,227
Total interest expense	9,292	10,869	12,098	10,897	7,837

Net interest income	5,971	6,101	6,187	6,515	6,390
Provision for loan losses	2,832	2,703	300	452	271

Net interest income after provision for loan losses	3,139	3,398	5,887	6,063	6,119

Noninterest income	4,409	1,858	1,723	2,522	1,790
Noninterest expense	10,063	7,577	7,029	6,636	6,133

Income (loss) before taxes	(2,515)	(2,321)	581	1,949	1,776

Provision (benefit) for federal income taxes	(975)	(915)	125	592	536

Net income (loss)	$(1,540)	$(1,406)	$456	$1,357	$1,240

Other data:
Interest rate spread during period	2.01%	1.90%	1.88%	2.00%	2.30%
Interest rate spread at end of period	2.54	2.32	2.01	1.96	2.35
Return on assets	(0.49)	(0.44)	0.14	0.43	0.45
Return on equity	(6.69)	(5.65)	1.77	5.40	5.08
Dividend payout ratio	—	(32.28)	132.59	44.74	44.07
Equity to assets ratio	7.36	7.48	8.06	7.75	8.28
Ratio of average interest-earning assets to average interest-bearing liabilities	101.55	103.53	103.72	104.49	104.48
Non-performing assets as a percent of total assets at end of period	4.00	2.61	1.98	1.35	1.47
Full service offices	7	7	7	7	7

Per share data:
Net income (loss) per common share
Basic	$(0.92)	$(0.84)	$0.27	$0.81	$0.75

Diluted	$(0.92)	$(0.84)	$0.27	$0.80	$0.73

Book value per common share	$13.21	$14.19	$15.30	$15.27	$14.84

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
GENERAL
First Franklin Corporation (“First Franklin” the “Company” “we’ or “us”) is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company owns all of the outstanding common stock of The Franklin Savings and Loan Company (“Franklin”).
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
Franklin is an Ohio chartered stock savings and loan association headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. Franklin’s business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven full-service banking offices and three loan origination offices through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.
Franklin has one wholly-owned subsidiary, Madison Service Corporation (“Madison”). At the present time, Madison has no operations. Its only assets are cash and interest-earning deposits and its only source of income is the interest earned on its deposits.
First Franklin owns 51% of DirectTeller’s outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. The inquiry system is currently in operation at Harland Financial Solutions, Inc. (“Harland”), a computer service bureau which offers the DirectTeller system to the financial institutions it services. It is anticipated that sometime in the future, Harland will no longer offer the DirectTeller system. There are no assets on the consolidated balance sheet that are determined to be impaired as a result of the Company’s ownership of DirectTeller.
At the beginning of 2009, Franklin made a significant change to the residential mortgage lending operation, launching a profitable new program that focuses on originating conventional and FHA/VA loans for sale in the secondary market. In the majority of the sales, the servicing rights to those loans are also sold. Previously, Franklin’s residential mortgage lending program emphasized the origination of conventional fixed-rate loans for sale in the secondary market, with servicing retained by Franklin, and the origination of adjustable-rate loans to be held in the portfolio. The new program is built around a larger loan origination staff which is compensated primarily through commissions on loans closed. Income from this new program from loan processing fees and the profit on the sale of mortgages was $2.78 million in 2009 compared to $139,000 in 2008. As a result of this new program, loan originations of $210.70 million occurred in 2009 versus $56.44 million in 2008.
In the second half of 2005, Franklin implemented a program to increase low cost checking deposits. The program has resulted in a 41% increase in the number of open checking accounts, a 35% increase in checking account balances and a 73% increase in fee income from checking accounts from $513,000 in 2005 to $886,000 in 2009.

The Company has made numerous leadership changes during the past year. Thomas H. Siemers, the President and Chief Executive Officer of the Company since its inception and John L. Nolting, a director since the Company was formed in 1987, both retired in March, 2010. Mr. Siemers will continue to serve as a director of both the Company and Franklin Savings and will remain employed in a limited capacity as special advisor to the board of Franklin.  Mr. Nolting will continue to serve as a director of Franklin Savings.  We appreciate their past service and take comfort in the fact that we will still have access to their advice and counsel. J. Craig Rambo joined the board of Franklin Savings and Steven R. Sutermeister became a director of both the Company and Franklin Savings. The Board of Directors of the Company appointed John J. Kuntz to replace Mr. Siemers as Chairman, President and Chief Executive of the Company and Chairman of Franklin Savings. We are very fortunate to have these capable individuals as part of our leadership group.
Mr. Kuntz has over 35 years of company management experience. He is the Founder, President, and CEO of Butler Consulting Enterprises, LLC, a consulting firm that provides management advisory services to small and mid-size companies in addition to owning and operating various start-up companies. Mr. Kuntz was formerly President and CEO of Intrieve, Inc. a financial institution data processing service provider located in Cincinnati, Ohio. Under his leadership as President and CEO of Intrieve, Mr. Kuntz crafted and executed a plan to increase revenue and reduce expenses which yielded significant increases in profits. Through organic growth and expense reduction initiative and several strategic acquisitions, revenues were increased by 300% and net income was enhanced by 700%. He served as President and CEO from 2000 until Intrieve’s acquisition by Harland Financial Solutions, Inc. in April 2005, which resulted in a 25 times return to the original shareholders. Prior to his appointment as President and CEO of Intrieve, Mr. Kuntz held various positions with Intrieve since his employment there began in 1983. Mr. Kuntz also serves on the Advisory Board of the Xavier University Williams College of Business and serves as a member of the Board of Trustees of Goshen Township, Ohio. Mr. Kuntz earned his Bachelor of Science in Business Administration in Accounting from Xavier University and is a Certified Public Accountant (inactive).
Mr. Rambo has over 39 years of company management, architectural design, project management, strategic planning, and business development experience. He has managed and is currently the Chairman of the Board and a primary owner of McGill Smith Punshon, Inc., an architectural and engineering design firm located in Cincinnati, Ohio. Mr. Rambo is also a Board member for St. Joseph Home and Miami University, Hamilton, Citizen’s Advisory Council. He also volunteers his time with numerous charitable and community organizations. Mr. Rambo earned his Bachelor’s Degree in Architecture from Miami University.
Mr. Sutermeister currently is a private investor with Vadar Capital, LLC. He spent the last 18 years in senior leadership positions with the Union Central Life Insurance Company. Most recently, Mr. Sutermeister served as Senior Vice President and President of Summit Investment Partners, Inc., a wholly-owned investment advisory subsidiary of Union Central, both of which are located in Cincinnati, Ohio. Prior to coming to Cincinnati, Mr. Sutermeister spent 12 years in Senior Management positions with Washington Square Capital and Salomon Brothers, Inc. in Chicago. Mr. Sutermeister is involved in numerous charitable activities including the Board and Finance Committee of the Cincinnati Arts Association, the Investment Committee of the United Way of Greater Cincinnati, and Miami University’s Farmer School of Business Advisory Board. He earned his Bachelor of Science in Business Administration from Miami University and an MBA from Northwestern University Kellogg School of Management.
On October 14, 2008, the Federal Deposit Insurance Corporation (“FDIC”) established the Transaction Account Guarantee Program (“TAGP”). Franklin participates in the TAGP, which provides unlimited deposit insurance coverage through June 30, 2010 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. For the extra deposit insurance, Franklin pays a 10 basis point fee (annualized) on the balance of each covered account in excess of $250,000. After June 30, 2010, unless extended, the TAGP will expire and deposit insurance coverage will revert back to $250,000 per account.
In May 2009, the FDIC imposed a special assessment on all insured depository institutions of five basis points on the amount of the institution’s assets. In the second quarter of 2009, Franklin recognized a $150,000 expense for the special assessment. On November 12, 2009, the FDIC approved a final rule requiring banks to prepay their estimated quarterly assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012 on December 30, 2009. The resulting $2.19 million payment was based on Franklin’s regular assessment base on September 30, 2009.
  The Emergency Economic Stabilization Act of 2008 (“EESA”) temporarily increased the limit on FDIC insurance coverage for deposits to $250,000 through December 31, 2013, and the FDIC took action to provide coverage for newly-issued senior unsecured debt and non-interest bearing transaction accounts in excess of the $250,000 limit, for which institutions will be assessed additional premiums.

Management’s discussion and analysis highlights selected information in the financial results of the Company and may not contain all the information important to the reader. For a more complete understanding of trends, risks, events, uncertainties, and accounting policies that may impact the Company, the entire document should be read carefully. Because the results of operations of Madison and DirectTeller were not material to the Company’s operations and financial condition, the following discussion focuses primarily on Franklin.
FORWARD LOOKING STATEMENTS
Statements included in this document, which are not historical or current facts are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical results. Such statements may be identified by use of the words “may”, “anticipates”, “expects”, “hopes”, “believes”, “plans”, “intends” and similar expressions. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general and local business and economic trends.
CRITICAL ACCOUNTING POLICIES
We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the accounting method used for the allowance for loan losses and fair value disclosures to be our critical accounting policies.
The allowance for loan losses is the estimated amount considered necessary to cover inherent, but unconfirmed, credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical accounting policies for First Franklin Corporation.
Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.
The analysis has two components, specific and general allocations. Specific percentage allocations can be made for losses related to loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. If the fair value of the loan is less than the loan’s carrying value, a charge-off is recorded for the difference. The general allocation is determined by segregating the remaining loans by type of loan. We also analyze our historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the allowances we have established which could result in a material negative effect on our financial results.
We classify our investments in debt and equity securities as either held-to-maturity or available-for-sale. Securities classified as held-to maturity are recorded at cost or amortized cost. Available-for-sale securities are carried at fair value. We obtain our fair values from a third party service. This service’s fair value calculations are based on quoted market prices when such prices are available. If quoted market prices are not available, estimates of fair value are computed using a variety of techniques, including extrapolation from the quoted prices of similar instruments or recent trades for thinly traded securities, fundamental analysis, or through obtaining purchase quotes. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting our financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or change has occurred and we determine that the impairment is other-than-temporary, we expense the impairment of the investment in the period in which the event or change occurred. We also consider how long a security has been in a loss position in determining if it is other than temporarily impaired. Management also assesses the nature of the unrealized losses taking into consideration factors such as changes in risk –free interest rates; general credit spread widening, market supply and demand, creditworthiness of the issuer, and quality of the underlying collateral.

RISK MANAGEMENT
Risk identification and management are key elements in the overall management of a financial institution. The risk management function needs to be designed to identify, monitor, measure, control and mitigate those risks faced by the Company. Management believes that the primary risks faced by the Company are (i) interest rate risk — the risk to net interest income caused by the impact of changes in interest rates; (ii) asset quality/credit risk- the possibility that borrowers will not be able to repay their debts; (iii) liquidity risk- the possibility that the Company will not be able to fund present and future obligations; and (iv) operating risk- the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.
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
To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we originate and hold short-term and adjustable-rate loans and originate and sell the majority of the fixed-rate mortgage loans that we originate. We retain short-term and adjustable-rate loans because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.
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
Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities, this can produce short-term volatility in net interest income during periods of interest rate movements although the effects of this lag generally balance out over time. This risk is most prevalent in indexes based on average rates, which may reflect sharp rate changes at a later time, resulting in a lag in the repricing of loans and securities based on this index. Borrowings, however, generally reprice monthly, based on current market interest rates. The majority of the adjustable-rate mortgage loans Franklin originates use the Treasury constant maturity (“CMT”).

Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest-earning assets and interest-bearing liabilities.
Basis risk results from assets and liabilities reacting differently to interest rate movements because they are based on different indices. For example, most of Franklin’s adjustable-rate loans are indexed to the CMT or the prime rate, while the rates on Franklin’s borrowings are normally derived from the London Interbank Offered Rates (“LIBOR”). Deposit rates are normally determined by local competition.
Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to fixed-rate mortgage loans with lower interest rates. When combined with selling the majority of fixed-rate mortgage loans originated, it may be difficult to increase or even maintain the size of our loan portfolio during these periods, although additional sales may generate gains on sale to offset some of the reduced net interest margin. When rates rise, the decline in prepayments would normally result in an increase in the size of the loan portfolio due to an increase in the percentage of adjustable-rate loans that are originated.
A lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) on some loans to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on our net interest income unless interest rates increased substantially from current levels.
The following table utilizes the net portfolio value (“NPV”) methodology to illustrate the impact on Franklin’s net interest income of specified interest rate scenarios at December 31, 2009. Because adjustable-rate loans are subject to caps on the allowable interest rate changes and lag, repricing and basis risk, instantaneous interest rate increases or decreases can negatively impact net interest income. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates.
In its Interest Rate Risk Policy, Franklin has established what it believes are minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2009, the Company was within its policy limits. Franklin remains rated in the most favorable interest rate risk category under OTS guidelines.

Change in	Net interest income			Net portfolio value
Interest rates	Estimated	$ change	% change	Estimated	NPV	Policy
(basis points)	$ value	from constant	from constant	$ value	ratio	guidelines
	(Dollars in thousands)
+300	$6,326	$(80)	(1.25)%	$29,123	9.59%	4.00%
+200	6,413	7	0.11	30,506	9.88	5.00
+100	6,455	49	0.76	30,508	9.76	6.00
0	6,406	—	—	27,954	8.90	6.75
-100	6,364	(42)	(0.66)	25,386	8.05	6.00
-200	5,895	(511)	(7.98)	—		5.00
-300	5,410	(996)	(15.55)	—	—	4.00

The above table shows the change in net interest income that would result from a change in Franklin’s net portfolio value upon an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 or 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin’s actual interest rate risk, but are indicators of sensitivity to changes in rates.
An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or “gap,” between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company’s earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period, however the size of the gap is important because either a negative or positive gap may be advantageous depending on whether interest rates are rising or falling. The smaller the gap, the lesser impact a change in interest rates will have on interest income.
Although the “gap” method of analysis presented below is helpful, it remains subject to basis, prepayment and lag risk which may cause it to react in different degrees to changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products.

The following table sets forth Franklin’s interest rate sensitivity gap as of December 31, 2009. As shown below, the one year cumulative gap is $(160,000). This negative gap indicates that more liabilities are scheduled to reprice during the next year than assets. Generally, this would indicate that net interest income would decrease as rates rise and increase as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan’s ability to reprice, and the lag effect associated with rate changes, an instantaneous decline in interest rates of 200 or more basis points could be expected to adversely affect Franklin’s net interest income and interest rate risk position.

	3 months	4 to 6	7 to 12	1 to 2	2 to 3	3 to 5	>5
	or less	months	months	years	years	years	years	Total
Assets:
Real estate loans:
One- to four-family
Adjustable-rate	$36,509	26,558	34,014	5,160	536	6	—	102,783
Fixed-rate	5,168	4,296	6,588	7,961	4,086	3,231	1,135	32,465
Multi-family and nonresidential
Adjustable-rate	3,149	3,108	6,089	11,640	10,863	19,071	—	53,920
Fixed-rate	307	311	637	1,337	1,423	3,129	2,925	10,069
Consumer loans	32,298	127	244	450	404	685	865	35,073
Commercial loans	1,885	14	28	59	62	136	3,004	5,188
Mortgage-backed securities	1,564	1,101	1,635	1,158	583	476	203	6,720
Investments	9,447	—	—	—	—	2,096	17,092	28,635

Total rate sensitive assets	$90,327	35,515	49,235	27,765	17,957	28,830	25,224	274,853

Liabilities:
Fixed maturity deposits	$42,858	24,561	23,614	23,693	23,693	26,964	—	165,383
Transaction accounts (1)	21,704	344	618	999	749	983	1,264	26,661
Money market deposit accounts (1)	14,859	—	—	—	—	—	—	14,859
Savings accounts (1)	37,211	—	—	—	—	—	—	37,211
Borrowings	1,333	5,829	2,306	5,973	5,973	874	10,131	32,419

Total rate sensitive liabilities	$117,965	30,734	26,538	30,665	30,415	28,821	11,395	276,533

Cumulative Gap	$(27,638)	(22,857)	(160)	(3,060)	(15,518)	(15,509)	(1,680)

Cumulative gap as a percentage of total assets	(9.15)%	(7.57)	(0.05)	(1.01)	(5.14)	(5.14)	(0.56)

(1)	Repricing assumed to occur in 3 months or less.

ASSET QUALITY/CREDIT RISK
Credit risk refers to the potential for losses due to loan defaults or to declines in the value of the collateral. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. As discussed previously, Franklin changed its one- to four-family mortgage origination operation in 2009 to focus on the sale of those loans originated. Multifamily and commercial real estate mortgage loans, home equity and commercial lines of credit originated are retained in the portfolio. Generally, those types of loans have higher risk characteristics than one- to four-family mortgage loans. As part of an on-going quality control program, a sample of the loans originated is reviewed monthly by Franklin’s Compliance Officer to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin’s Chief Executive Officer. In 2010, Franklin engaged a third party to review the classification and grading of its loan portfolio. Results of that engagement were reported to the Board of Directors, but did not significantly change the level of Franklin’s classified assets.
Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice 15 days after a payment is due. All borrowers whose loans are more than 30 days past due, are contacted by the Collection Manager, in an effort to correct the problem. If the problem persists, legal action is normally considered when the loan becomes 90 days past due.
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
Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are 90 days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than 90 days past due. One-to four-family residential mortgage loans are placed on non-accrual status if the collection of principal and/or interest becomes doubtful or legal action to foreclose commences. Consumer loans more than 120 days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.
The following table sets forth Franklin’s non-performing assets as of the dates indicated.

	At December 31,
	2009	2008
	(Dollars in thousands)

Non-accruing loans	$9,228	$6,130
Accruing loans 90 days or more past due	16	339
Repossessed assets	2,817	1,849

Total non-performing assets	$12,061	$8,318

As indicated by the table above, non-performing assets increased $3.74 million during 2009. The increase in non-accruing loans consists of the following: (i) one- to four-family loans increased $2.24 million, (ii) multifamily and nonresidential real estate loans increased $65,000 (iii) commercial lines of credit decreased $246,000 and (iv) consumer loans increased $711,000. During the current year, real estate owned increased to $2.82 million from $1.85 million at December 31, 2008. The increase in one- to four-family and consumer non-accruing loans is due to the high unemployment rate and delinquencies of non-owner occupied, investor-owned, properties. The increase in real estate owned reflects the acquisition of 30 properties with a book value of $2.15 million as a result of the foreclosure process. During the same period of time, 12 parcels of real estate owned with a book value of $945,000 were sold. Franklin hired an experienced Collection Manager in November 2007, and placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis. Because of the current state of the real estate market, and economy in general, Franklin believes that resolving these problem assets is a long-term process and that in the interim, non-performing assets, have, and probably will continue to increase.
In the past, Franklin originated a number of its ARMs with initial interest rates below those which would be indicated by reference to the repricing index and also some ARMs which require a monthly payment equal to the interest due (an “interest only” loan). Since the interest rate and payment amount on such loans may increase at the next repricing date, these loans were originally underwritten assuming that the maximum increase would be experienced at the first adjustment. Notwithstanding the assumptions made at origination, Franklin could still experience an increased rate of delinquencies as such loans adjust to the fully-indexed rates. Franklin believes that the current decline in market interest rates should reduce the number of borrowers effected, but may also have a negative impact on interest income.
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

The following table is an analysis of the loss reserve activity during the past two years on loans and repossessed assets. The 2009 charge-offs included 12 non-owner occupied investor owned one- to four-family properties totaling $703,000, three multi-family property totaling $561,000, one commercial real estate property totaling $100,000, three commercial lines of credit totaling $245,000 and two consumer loans totaling $33,000. The 2008 charge-offs included 13 non-owner occupied investor owned one- to four-family properties totaling $291,000, four owner occupied one- to four-family properties totaling $104,000, one multi-family property totaling $134,000 and two commercial real estate properties totaling $98,000. At the end of 2009, management is working with the borrowers to resolve the problems as quickly as possible.

	Years ended December 31,
	2009	2008
Beginning balance	$3,667	$1,219

Charge-offs
One- to four-family	703	395
Multifamily	561	134
Nonresidential	100	98
Consumer and lines of credit	278	—

	1,642	627
Recoveries
One- to four-family	6	1
Multifamily	5	—
Nonresidential	38	—
Consumer and lines of credit	9	—

	58	1

Net charge-offs	1,584	626
Provision charged to operations	2,832	3,074

Ending balance	$4,915	$3,667

Ratio of net charge-offs to average loans outstanding	0.62%	0.23%

Ratio of net charge-offs to average non-performing assets	15.54%	8.55%

Ratio of non-performing assets to total assets at end of period	4.00%	2.61%
LIQUIDITY RISK
Liquidity risk is the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments, ie: the Company’s ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.
The Company’s liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased by $5.98 million to $26.82 million at December 31, 2009.

Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2009 and 2008.

	Years ended December 31,
	2009	2008
	(dollars in thousands)
Operating activities:
Net income (loss)	$(1,540)	$(1,406)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(6,445)	2,573

Net cash provided by operating activities	(7,985)	1,167
Net cash provided (used) by investing activities	22,732	(1,883)
Net cash provided (used) by financing activities	(15,310)	1,257

Net increase (decrease) in cash and cash equivalents	(563)	541
Cash and cash equivalents at beginning of year	7,438	6,897

Cash and cash equivalents at end of year	$6,875	$7,438

Franklin sold fixed-rate single-family mortgage loans totaling $173.33 million, at a profit of $2.24 million, during 2009 and $10.93 million, at a profit of $139,000, during 2008. The increase in loan sales and profits on sales reflect the changes in Franklin’s loan origination operation. At the beginning of 2009, Franklin changed its residential mortgage lending operation, launching a program that focused on originating loans for sale with servicing released. Previously, Franklin’s residential mortgage lending program emphasized the origination of fixed-rate loans for sale in the secondary market, with servicing retained by Franklin, and the origination of adjustable-rate loans to be held in the portfolio. The new program is built around a larger loan origination staff which is compensated primarily through commissions on loans closed. As a result of this new program, outstanding loan balances and interest earned on loans have declined, but origination fees and profit on the sale of loans have increased. Loans receivable were $236.09 million at December 31, 2009 compared to $270.05 million at December 31, 2008. Loan disbursements of $210.70 million during the current year were more than offset by loan sales of $173.33 million and loan repayments and maturities of $64.56 million. The $154.26 million increase in loan disbursements and $162.40 million increase in loan sales during 2009 compared to 2008, reflects the increase in the loan origination staff and lower interest rates which caused many borrowers to refinance their existing loans. Franklin also purchased $333,000 in loan participations during 2009 and $4.09 million in 2008. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells student loans it originates. Student loan sales were $89,000, at a profit of $1,500, during 2009, compared to sales of $451,000, at a profit of $7,700, during 2008.
Loan receipts and disbursements are a major component of the Company’s investing activities. Repayments on loans and mortgage-backed securities during 2009 totaled $66.15 million, compared to $44.88 million during 2008. Loan disbursements during 2009 were $210.70 million, compared to $56.44 million during 2008. Franklin also purchased $333,000 in loan participations during 2009 and $4.09 million in 2008.
During 2009 the Company purchased $18.61 million of investment securities compared to $6.01 million of mortgage-backed securities and $12.20 million of investment securities in 2008. No mortgage-backed securities were purchased in 2009. Proceeds from the sale of available-for-sale investment securities were $256,000 in 2009 and $2.0 million in 2008, resulting in profits of $73,000 in 2008. The sales in 2009 did not result in a profit. Investment securities maturities/calls in 2009 were $11.55 million and $13.89 million in 2008. During 2009 and 2008, the Company realized gains of approximately $11,000 and $86,300, respectively, on investment securities that were either sold or called prior to maturity.
Franklin holds $5.98 million of bank-owned life insurance. The face value of the policies as of December 31, 2009 was approximately $14.57 million.

Deposits increased $20.90 million to $244.01 million at December 31, 2009 from $223.11 million at December 31, 2008. Net of interest credited, deposits increased by $14.37 million during 2009, compared to a $10.44 million decrease during 2008. During 2009, core deposits (savings, money market deposit accounts (“MMDA”) and checking accounts) increased $20.49 million and certificates of deposits increased $411,000 as consumers opted to maintain future flexibility by holding their funds in liquid core deposit accounts during the current low rate environment. We anticipate that when deposit rates begin to rise, consumers will move funds to certificates of deposits which usually have higher yields than core deposits, although they may move the funds to other non-banking investments.
Franklin has a program to increase low-cost checking accounts. The program involves direct mail to the households surrounding the Franklin branches, a free gift to anyone opening a new account, payments to offset the cost of check supplies from the customer’s previous financial institution and a gift to any current customer who gets a friend or family member to open a checking account. The program features four types of accounts that range from free with no interest to accounts that pay a higher interest rate on higher balances. During 2009, the program was expanded to include commercial checking accounts. At December 31, 2009, Franklin had approximately 1,500 (an increase of 41%) more open checking accounts than it had when the program started in late 2005. Fee income generated by checking accounts has risen from $513,000 in 2005 to $886,000 in 2009, primarily due to an increase in overdraft fees. Regulatory changes concerning overdraft fees scheduled to be implemented in 2010, will likely have a negative impact on checking account fee income.
The table below sets forth the deposit flows by type of account, including interest credited, during 2009 and 2008.

	Years ended December 31,
	2009	2008
	(dollars in thousands)

Increase (decrease) in :

Savings deposits	$8,967	$(727)
Checking deposits	4,393	(752)
MMDA deposits	7,131	(990)

Total	20,491	(2,469)

Certificates of deposit:
7-31 day	(39)	1
91 day	664	(24)
Six Month	(2,169)	3,283
One year	(812)	(15,824)
Eighteen month	937	10,562
Two year	3,660	5,634
Three year	(1,726)	453
Thirty-nine month	(3,371)	(1,933)
Five year	3,267	(3,097)
Other	—	1

Total	411	(944)

Borrowings, totally comprised of FHLB advances, decreased $36.06 million to $32.42 million at December 31, 2009. Borrowings were reduced with funds from new deposits and the reduction in loans outstanding. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.

At December 31, 2009, Franklin had outstanding commitments to originate or purchase $1.44 million of mortgage loans or mortgage-backed securities, as compared to $4.09 million at December 31, 2008. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $18.86 million at December 31, 2009, compared to $18.71 million at December 31, 2008. During 2010, approximately $91.03 million of certificates of deposit are scheduled to mature. Franklin currently anticipates that, because of the declining balance of loans outstanding, it will reduce certificates $10.00 million in 2010. Also during 2010, $9.47 million of borrowings mature or have required repayments. Management believes that Franklin has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its current assets, Franklin is eligible to borrow an additional $53.47 million from the Federal Home Loan Bank (“FHLB”).
OPERATING RISK
Operating risk is the risk of loss resulting from inadequate or failed internal processes, people, systems and external events. This definition includes legal risk and reputational risk. The Company recognizes the significance of operating risk, which is inherent in all areas of our business. Operating risk is managed within acceptable levels through an appropriate level of management focus and resources.
RESULTS OF OPERATIONS
The Company had a net loss of $1.54 million for the year ended December 31, 2009. This represents a (0.49%) return on average assets and a (6.69%) return on average stockholders’ equity. Book value per share at December 31, 2009 was $13.21. The net loss for the year ended December 31, 2008 was $1.41 million and returns on average assets and average equity for 2008 were (0.44%) and (5.65%), respectively. The $194,000 increase in the 2009 net loss before taxes when compared to 2008 is the result of a $130,000 decrease in net interest income before loan loss provisions and increases of $129,000 in loan loss provisions, $265,000 in losses on the sale of repossessed assets and $403,000 in deposit insurance premiums. As a result of the change in the mortgage origination program, gains on the sale of loans increased $2.10 million and compensation and benefits increased $1.74 million. Net income for the year ended December 31, 2007 was $456,000 for a 0.14% return on average assets and a 1.77% return on average stockholders’ equity.

Net Interest Income
Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company’s primary source of earnings. Net interest income decreased $130,000 (2.13%) during 2009 to $5.97 million from $6.10 million in 2008, interest rate spread increased from 1.90% for 2008 to 2.01% for 2009 and net earning assets decreased to $4.42 million from $10.25 million at the end of 2008. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance.

	2009			2008			2007
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned /	Yield /	outstanding	earned/	Yield/	outstanding	earned /	Yield /
	balance	paid	rate	balance	paid	rate	balance	paid	rate
							(Dollars in thousands)

Interest-earning assets:
Loans receivable (1)	$260,417	14,061	5.40%	$273,604	15,541	5.68%	$274,492	16,454	5.99%
Mortgage-backed securities (2)	7,418	369	4.97	7,212	346	4.80	4,318	239	5.54
Investments (2)	16,085	602	3.74	15,194	827	5.44	22,896	1,276	5.57
FHLB stock	4,991	231	4.63	4,909	256	5.21	4,797	316	6.59

Total interest-earning assets	$288,911	15,263	5.28%	$300,919	16,970	5.64%	$306,503	18,285	5.97%

Interest-bearing liabilities:
Checking deposits	$34,530	170	0.49%	$29,999	207	0.69%	$31,257	361	1.15%
Savings deposits	31,913	264	0.83	28,640	302	1.05	29,385	521	1.77
Certificates of deposit	174,001	6,844	3.93	164,838	7,330	4.45	168,056	7,836	4.66
Borrowings	44,049	2,014	4.57	67,193	3,030	4.51	66,806	3,380	5.06

Total interest-bearing liabilities	$284,493	9,292	3.27%	$290,670	10,869	3.74%	$295,504	12,098	4.09%

Net interest income		$5,971			$6,101			$6,187

Interest rate spread			2.01%			1.90%			1.88%

Net average earning assets	$4,418			$10,249			$10,999

Net yield on average interest-earning assets			2.07%			2.03%			2.02%

Average interest-earning assets to average interest-bearing liabilities			1.02%			1.04%			1.04%

(1)	Calculated net of deferred fees, loans in process and loss reserves.

(2)	Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company’s net interest income between periods is the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year’s rate), (ii) changes in rate (change in rate multiplied by prior year’s volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate. The income earned on assets decreased $1.71 million in 2009, mainly due to the decline in the yield on loans receivable from 5.68% to 5.40% and a reduction in the loans outstanding. Interest expense declined $1.58 million due to the low level of market interest rates during the year.

	2009 vs 2008			2008 vs 2007
	Increase			Increase
	(decrease)		Total	(decrease)		Total
	due to		increase	due to		increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
Interest income attributable to:
Loans receivable (1)	$(730)	(749)	(1,479)	$(53)	(860)	(913)
Mortgage-backed securities	10	13	23	134	(27)	107
Investments	51	(277)	(226)	(420)	(29)	(449)
FHLB stock	4	(29)	(25)	8	(68)	(60)

Total interest income	$(665)	(1,042)	(1,707)	$(331)	(984)	(1,315)

Interest expense attributable to:
Checking deposits	$41	(78)	(37)	$(14)	(140)	(154)
Savings deposits	43	(81)	(38)	(13)	(206)	(219)
Certificates of deposit	451	(937)	(486)	(148)	(358)	(506)
Borrowings	(1,059)	43	(1,016)	20	(370)	(350)

Total interest expense	$(524)	(1,053)	(1,577)	$(155)	(1,074)	(1,229)

Increase (decrease) in net interest income	$(141)	11	(130)	$(176)	90	(86)

(1)	Includes non-accruing loans.
Average Yields and Rates Paid. The following table sets forth the average rates on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,
	2009	2008	2007
Weighted average yield on:
Loans receivable (1)	5.43%	5.76%	6.06%
Mortgage-backed securities	4.84	5.05	5.70
Investments (2)	3.76	4.92	4.62
FHLB stock	5.00	5.00	7.00

Combined weighted average yield on interest-earning assets	5.29	5.69	5.98

Weighted average rate paid on:
Checking deposits	0.28	0.50	0.92
Savings deposits	0.44	0.78	1.65
Certificates of deposit	3.52	4.16	4.59
Borrowings	4.63	3.78	4.95

Combined weighted average rate paid on interest-bearing liabilities	2.75	3.37	3.97

Interest rate spread	2.54%	2.32%	2.01%

(1)	Includes impact of non-accruing loans.

(2)	Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. Franklin maintains an allowance to absorb probable losses inherent in the loan portfolio. The allowance changes based on quarterly assessments and evaluations of the collectability of the loans and their historical loss experience. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s quarterly evaluation of the adequacy of the allowance is based on Franklin’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which Franklin operates may impact the allowance for loan losses. Loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Generally, Franklin establishes a specific reserve, instead of a charge-off, on a loan if the market value of the underlying collateral is less than the book value. This allows some flexibility in the future if the market value of the collateral value increases. Specific reserves may be reduced if the value increases in the future but charge-offs can only be recovered upon the disposition of the property/loan. Any decline in the market value of real estate owned is recognized by a write-down of the book value.
Unallocated general loss reserves increased $1.13 million from $1.43 million at the end of 2008 to $2.56 million at the end of 2009. This increase reflects the current state of the economy with high unemployment and declining real estate values. These unallocated reserves are established as a cushion against future losses in the loan portfolio that have not been specifically identified at this time. It is management’s opinion that the level of general reserves at December 31, 2009 is adequate to protect Franklin against reasonably foreseeable losses.
The foregoing statement is a “forward looking” statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators’ judgment of information available to them at the time of their examinations.
Charges against current operations for loan loss reserves were $2.83 million in 2009, $2.70 million in 2008 and $300,000 in 2007. The $2.83 million charged to operations in 2009 consisted of a $1.67 million increase in general reserves and specific reserves or charge-offs of $141,000 on non-owner occupied one- to four-family properties, $80,000 on owner occupied one- to four-family properties, $520,000 on multi-family properties, $57,000 on commercial real estate loans, $294,000 on commercial lines of credit and $73,000 on consumer loans. The $2.70 million charged to operations in 2008 consisted of a $786,000 increase in general reserves and specific reserves or charge-offs of $883,000 on non-owner occupied one- to four-family properties, $84,000 on owner occupied one- to four-family properties, $431,000 on multi-family properties, $83,000 on commercial real estate loans, $278,000 on commercial lines of credit and $158,000 on consumer loans. Total loan loss reserves were $4.92 million at December 31, 2009 compared to $3.67 million at the end of 2008.
Classified assets at December 31, 2009 increased to $13.88 million from $9.70 million at December 31, 2008. During 2009, non-performing assets increased by 45.00% to $12.06 million from $8.32 million at the end of 2008 and real estate owned increased 52.35% from $1.85 million to $2.82 million at December 31, 2009. The increase in the classified assets, non-accruing loans and real estate owned is due to the current state of the real estate market and general economy which is having a negative impact on all financial institutions. At December 31, 2009, classified assets included $603,000 of non-owner occupied single-family mortgages, $6.35 million of owner occupied single-family mortgages, $3.04 million of non-residential and multi-family loans, real estate owned of $2.82 million and $1.07 million of consumer loans and lines of credit.
Franklin believes that resolving these problem assets is a long-term process and that in the interim non-performing assets, classified assets and loan loss reserves may increase.

Noninterest Income. Noninterest income was $4.41 million for 2009, compared to $1.86 million for 2008 and $1.72 million for 2007. Current year income includes service fees of $886,000 earned on checking and money market accounts, profits of $2.24 million on the sale of loans, $11,000 gains on the sale/maturity of other investments and $543,000 in fees earned from loan originations. The increase in the gains on the sale of loans from $139,000 in 2008 to $2.24 million in 2009 and $543,000 fees earned on the origination of loans reflect the changes in the loan origination operation which resulted in a $154.26 million increase in loan originations and a $162.40 million increase in loan sales. Noninterest income in 2008 included service fees of $881,000 on checking and money market accounts and profits of $245,000 on the sale of loans and other investments. Noninterest income in 2007 included service fees of $841,000 on checking and money market accounts and profits of $138,000 on the sale of loans and other investments
Noninterest Expense. Noninterest expense was $10.06 million, $7.58 million and $7.03 million for the years ended December 31, 2009, 2008 and 2007, respectively. As a percentage of average assets, total noninterest expenses were 3.23%, 2.37%, and 2.17% for 2009, 2008 and 2007, respectively. The following table shows changes in the major noninterest expense items during 2009 and 2008.

		Percent		Percent
		increase		increase
	2009	(decrease)	2008	(decrease)	2007
				(Dollars in thousands)

Compensation	$4,007	64.49%	$2,436	1.33%	$2,404
Employee benefits	673	33.27	505	(18.81)	622
Office occupancy	1,074	6.87	1,005	(1.66)	1,022
FDIC insurance	437	1,185.29	34	21.43	28
Data processing	827	3.63	798	14.66	696
Marketing	145	(32.24)	214	(8.55)	234
Professional fees	277	(15.29)	327	60.29	204
Deposit account expenses	261	7.41	243	(53.36)	521
Loss on sale of real estate owned	635	71.62	370	740.91	44
Supervisory expense	202	48.53	136	(1.45)	138
Taxes, other than income	229	(15.81)	272	4.21	261
Real estate owned expenses	258	101.56	128	93.94	66
Other	1,038	(6.40)	1,109	40.56	789

Total	$10,063	32.81%	$7,577	7.80%	$7,029

The increase in compensation and employee benefits reflects the addition of commissioned loan officers and support personnel in connection with the loan origination function. Data processing expenses increased as a result of increased ATM/debit card charges. The increased FDIC insurance reflects a special assessment of $150,000 and higher rates to recapitalize the insurance fund. The reduction in professional fees reflects a decrease in legal fees incurred. Marketing expense declined due to a reduction in advertising for deposits. The increase in deposit account expenses is due to an increase in the cost of the checking account acquisition program, due to addition of commercial checking accounts to the program. The increase in supervisory expense reflects the cost of increasing supervision being experienced by many financial institutions in the current environment. The increase in real estate owned expenses reflects an increase in the number of properties held.
Provision for Federal Income Taxes. Provisions (benefit) for federal income taxes were $(975,000), $(915,000), and $125,000 in 2009, 2008 and 2007, respectively. The effective federal income tax rates for 2009, 2008, and 2007 were (38.8) %, (39.4) % and 21.5%, respectively. The reduction in the effective tax rate for 2007 reflects the effect of nontaxable income being a higher percentage of total income. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL
The evaluation of capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings, internal controls and management capabilities. The Company’s capital provides protection to depositors, and represents the investment of stockholders. The capital adequacy objectives of the Company have been developed to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.
The Company’s stockholders’ equity decreased approximately $1.64 million during 2009 from $23.85 million at December 31, 2008 to $22.21 million at the end of 2009. Book value per share decreased to $13.21 at December 31, 2009 from $14.19 at the end of 2008. The decreases in stockholders’ equity and book value per share are primarily the result of a $1.54 million net loss for the year. As a percentage of total assets, the Company’s stockholders’ equity was 7.36% and 7.48% at December 31, 2009 and 2008, respectively.
To conserve capital, dividends were reduced 50% in the third quarter of 2008 and suspended entirely during the first quarter of 2009. In addition, the Company has entered into an agreement with the OTS not to pay dividends, make capital distributions or repurchase shares without OTS approval. Dividends per share of $0.27 were declared by the Company in 2008, resulting in payments of $454,000. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.
For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin’s actual capital levels at December 31, 2009.
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

		Minimum			Minimum
Capital standard	Actual	required	Excess	Actual	required	Excess

Core	$21,548	12,050	9,498	7.15%	4.00	3.15
Risk-based	$24,107	17,107	7,000	11.27%	8.00	3.27
RECENT ACCOUNTING PRONOUNCEMENTS
We adopted the following accounting guidance in 2009, none of which had a material effect, if any, on our year-end consolidated financial position or results of operations.
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income (loss). This guidance was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009. There were no impairments previously recognized on debt securities we owned at December 31, 2008; therefore, there was no cumulative effect adjustment to retained earnings or other comprehensive loss as a result of adopting this guidance.

In April 2009, the FASB issued guidance on “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly.” Under this guidance, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), and then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value. This guidance was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009.
In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim and annual financial statements which was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009.
In June 2008, the FASB issued guidance that clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method. It also requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and required a company to retrospectively adjust its earnings per share data. The adoption of this standard did not have a material effect on the Corporation’s financial statements.
In May 2009, the FASB issued guidance that is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance was effective for periods ending after June 15, 2009.
In June 2009, the FASB issued guidance that established the FASB Accounting Standards Codification as the single source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. This guidance also explicitly recognized rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for periods ending after September 15, 2009.
In September 2009, the FASB issued updated guidance for the fair value measurement of alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments and was effective for financial statements issued in the period ending after December 15, 2009. The adoption of this standard had no effect on the Corporation’s financial statements.
The following accounting guidance will be adopted in 2010, and is not expected to have a material impact, if any, on our consolidated financial position or results of operations.

In June 2009, the FASB issued guidance which 1) replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative; 2) requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity; and 3) requires additional disclosures about an enterprise’s involvement in variable interest entities. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009. Management does not expect the adoption of this standard to have a material effect on the financial statements.
In January 2010 the FASB issued a new standard on Accounting for Distributions to Shareholders with Components of Stock and Cash which amends the Codification to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. The standard is effective for the first interim annual period ending after December 31, 2009, and should be applied on a retrospective basis. The Corporation is currently evaluating the impact this standard will have on its financial statements.
In January 2010, the FASB issued new standards on Fair Value Measurements and Disclosures. These standards require new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements, The standards also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for the Corporation beginning with its first interim filing in 2010. The disclosures about the rollforward of information in Level 3 are required for the Corporation with its first interim filing in 2011. The Corporation is currently evaluating the impact these standards will have on its financial statements.
The FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860, Transfers and Servicing. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

CORPORATE INFORMATION
MARKET INFORMATION
The Company’s common stock is listed on the NASDAQ Global Market under the trading symbol “FFHS”. As of December 31, 2009, there were 323 stockholders of record. The following table sets forth the high and low closing sale prices of the Company’s common stock as reported on the NASDAQ Global Market during the quarters indicated. At March 23, 2010, First Franklin’s closing sale price as reported on the NASDAQ Global Market was $7.00.
Stock prices for the quarter ended:

	Low	High
March 31, 2008	6.33	10.20
June 30, 2008	7.10	9.74
September 30, 2008	4.51	10.49
December 31, 2008	3.00	11.50
March 31, 2009	1.50	5.96
June 30, 2009	3.06	6.50
September 30, 2009	4.50	6.50
December 31, 2009	5.55	8.43
DIVIDENDS
Dividends are paid upon the determination of the Company’s Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company’s current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. Due to current economic conditions and to conserve capital, the Company reduced its quarterly dividend 50% in September 2008 and in March 2009 suspended dividend payments. In addition, the Company has entered into an agreement with the OTS not to pay dividends, make capital distributions or repurchase shares without OTS approval. The Company declared dividends of $0.27 per share during 2008; this represents a dividend payout ratio of (32.28%). The Board of Directors will continue to monitor the state of the economy and the Company’s financial position, along with the OTS restrictions, in determining when to reinstate dividend payments.
The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution’s retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin did not pay dividends to the Company during 2009 or 2008. Franklin is a party to the aforementioned agreement with the OTS regarding dividend payments.
There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation’s net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Computershare Investor Services, Canton, Massachusetts
SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio
ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on June 14, 2010 at 3:00 p.m.
FORM 10-K:
The Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission will be furnished without charge to any stockholder who contacts:
Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@firstfranklin.com
Visit our Websites:
www.firstfranklin.com
www.franklinsavings.com

Management’s Report on Internal Control over Financial Reporting
Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, although, not absolute assurance, regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. Management’s assessment took into consideration the size and complexity of the company and was based on criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control over Financial Reporting — Guidance for Smaller Public Companies. In performing the assessment, management concluded that our internal control over financial reporting was not effective based on criteria set forth by the COSO. The following material weakness was identified in our internal control over financial reporting at December 31, 2009: As a result of personnel issues, during the fourth quarter of 2009, we did not perform timely reconciliations of our bank account with the Federal Home Loan Bank. We remediated this material weakness early in fiscal year 2010 and completed the reconciliation of the account through December 31, 2009 by February 28, 2010.
Notwithstanding this material weakness, we believe that our financial condition, results of operations and cash flows presented in this annual report are fairly presented in all material respects. We base our conclusion on our ability to substantiate, with a high degree of confidence, all of our significant accounts were reconciled prior to the issuance of our earnings release, annual report and 10-K.
This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Thomas H. Siemers	/s/ Daniel T. Voelpel

Thomas H. Siemers	Daniel T. Voelpel
President and Chief Executive Officer	Vice President and Chief Financial Officer
March 31, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors
of First Franklin Corporation and Subsidiary:
We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 31, 2010
105 east fourth street, ste. 1500
cincinnati, oh 45202
www.cshco.com
p. 513.241.3111
f. 513.241.1212
cincinnati | columbus | dayton | middletown | springfield

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008

ASSETS

Cash, including certificates of deposit and other interest- earning deposits of $100,000 and $1,100,000 at December 31, 2009 and 2008, respectively	$6,875,177	7,438,268
Investment securities:
Securities available-for-sale, at market value (amortized cost of $20,185,010 and $13,356,093 at December 31, 2009 and 2008, respectively)	19,949,225	13,408,420
Mortgage-backed securities:
Securities available-for-sale, at market value (amortized cost of $2,731,092 and $3,254,285 at December 31, 2009 and 2008, respectively)	2,809,463	3,235,951
Securities held-to-maturity, at amortized cost (market value of $4,154,889 and $5,180,606 at December 31, 2009 and 2008, respectively)	3,988,852	5,058,109
Loans held for sale	7,552,314	—
Loans receivable, net	236,085,388	270,049,453
Real estate owned, net	2,791,688	1,848,823
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,991,000	4,991,000
Accrued interest receivable:
Investment securities	162,102	254,922
Mortgage-backed securities	27,100	35,000
Loans receivable	945,697	814,351
Property and equipment, net	3,448,367	3,510,957
Bank owned life insurance	5,982,426	5,744,727
Other assets	6,111,680	2,391,159

	$301,720,479	318,781,140

LIABILITIES

Deposits	$244,010,350	223,108,146
Borrowings	32,419,160	68,476,927
Advances by borrowers for taxes and insurance	2,159,661	2,314,506
Other liabilities	786,040	891,958

Total liabilities	279,375,211	294,791,537

Minority interest in consolidated subsidiary	139,522	139,979

Commitments (Notes 15 and 17)

STOCKHOLDERS’ EQUITY

Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2009 and 2008	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost — 330,183 shares in 2009 and 2008	(3,270,399)	(3,270,399)
Retained earnings, substantially restricted	19,378,551	20,918,379
Accumulated other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $(48,200) and $(550) at December 31, 2009 and 2008, respectively	(105,049)	(999)

Total stockholders’ equity	22,205,746	23,849,624

	$301,720,479	318,781,140

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Years ended December 31,
	2009	2008	2007
Interest income:
Loans receivable	$14,061,642	15,540,991	16,453,785
Investment securities	832,464	1,047,941	1,414,928
Mortgage-backed securities	368,949	345,721	238,806
Other interest income	—	35,822	177,608

	15,263,055	16,970,475	18,285,127

Interest expense:
Deposits	7,277,577	7,839,818	8,717,982
Borrowings	2,014,111	3,029,622	3,379,766

	9,291,688	10,869,440	12,097,748

Net interest income	5,971,367	6,101,035	6,187,379
Provision for loan losses	2,832,192	2,703,333	300,225

Net interest income after provision for loan losses	3,139,175	3,397,702	5,887,154

Noninterest income:
Service fees on NOW accounts	885,720	881,163	840,823
Gain on loans sold	2,238,560	139,295	124,636
Loan processing fees	543,137	—	—
Gain on sale of investments	11,035	86,323	13,604
Gain on sale of Financial Institutions Partners III investment	—	19,487	—
Gain on sale of property and equipment	10,232	—	—
Income from bank owned life insurance	237,699	227,563	223,855
Other income	483,243	505,073	520,713

	4,409,626	1,858,904	1,723,631

Noninterest expense:
Salaries and employee benefits	4,680,489	2,940,917	3,026,415
Occupancy	1,073,631	1,004,523	1,022,351
Federal deposit insurance premiums	436,948	33,851	27,543
Service bureau	826,723	798,186	695,828
Advertising	144,777	213,728	233,999
Taxes other than income taxes	228,651	271,869	261,273
Deposit account expenses	261,273	243,258	520,959
Loss on sale of real estate owned	635,130	370,362	44,026
Real estate owned expenses	257,732	128,083	65,879
Other	1,517,972	1,572,563	1,131,092

	10,063,326	7,577,350	7,029,365

Income (loss) before federal income taxes	(2,514,525)	(2,320,744)	581,420

Provision (benefit) for federal income taxes	(974,697)	(914,978)	125,134

Net income (loss)	$(1,539,828)	(1,405,766)	456,286

Net income (loss) per common share:
Basic	$(0.92)	(0.84)	0.27

Diluted	$(0.92)	(0.84)	0.27

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2009	2008	2007

Net income (loss)	$(1,539,828)	(1,405,766)	456,286
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale securities:
Unrealized holding gains (losses) during the year	(96,767)	59,881	214,521
Less: Reclassification adjustment for gains on investment securities included in net income (loss)	(7,283)	(56,973)	(8,979)

Comprehensive income (loss)	$(1,643,878)	(1,402,858)	661,828

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Net unrealized
		Additional		gain (loss) on
	Common	paid-in	Treasury	available-for-sale	Retained
	stock	capital	stock	securities	earnings

Balance, December 31, 2006	$13,406	6,189,237	(3,173,624)	(209,449)	22,926,652

Dividends declared ($.36) per common share	—	—	—	—	(605,008)
Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $105,900	—	—	—	205,542	—
Issuance (repurchase) of treasury stock	—	—	(96,775)	—	—
Net income for the year ended December 31, 2007	—	—	—	—	456,286

Balance, December 31, 2007	$13,406	6,189,237	(3,270,399)	(3,907)	22,777,930

Dividends declared ($.27) per common share	—	—	—	—	(453,785)
Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $1,500	—	—	—	2,908	—
Net income (loss) for the year ended December 31, 2008	—	—	—	—	(1,405,766)

Balance, December 31, 2008	$13,406	6,189,237	(3,270,399)	(999)	20,918,379

Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $(53,499)	—	—	—	(104,050)	—
Net income (loss) for the year ended December 31, 2009	—	—	—	—	(1,539,828)

Balance, December 31, 2009	$13,406	6,189,237	(3,270,399)	(105,049)	19,378,551

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(1,539,828)	(1,405,766)	456,286
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,832,192	2,703,333	300,225
Depreciation	342,580	355,369	382,420
Amortization of premium/discount	(14,377)	(31,900)	67,477
Deferred income taxes	(439,443)	(718,599)	(23,240)
Deferred loan fees	(453,413)	67,541	(29,523)
Proceeds from sale of loans originated for sale	173,332,026	10,926,619	9,427,813
Disbursements on loans originated for sale	(176,836,728)	(10,805,565)	(9,380,340)
Gain on sale of investments	(11,035)	(86,323)	(13,604)
Gain on sale of Financial Institutions Partnership III	—	(19,487)	—
Gain on sale of loans	(2,238,560)	(139,295)	(124,636)
Gain on sale of property and equipment	(10,232)	—	—
Realized loss on real estate owned	620,059	370,362	—
FHLB stock dividends	—	(194,500)	—
Bank Owned Life Insurance	(237,699)	(227,563)	(223,855)
Net change in:
Decrease (increase) in accrued interest receivable	(30,626)	(51,309)	67,724
Decrease (increase) in other assets	(3,193,720)	209,073	957,862
Increase (decrease) in other liabilities	(106,375)	313,552	246,285
Other, net	—	(98,319)	(167,104)

Net cash (used) provided by operating activities	(7,985,180)	1,167,223	1,943,790

Net change in loans receivable	27,310,343	(1,743,783)	3,323,982
Principal reductions mortgage-backed securities	1,593,072	1,214,265	1,842,465
Proceeds from sale of student loans	90,948	458,440	449,768
Proceeds from sale of SBA loans	—	310,515	214,674
Purchase of investment securities:
Available-for-sale	(18,610,812)	(12,200,611)	—
Purchase of mortgage-backed securities:
Available-for-sale	—	(1,018,716)	—
Held-to-maturity	—	(4,993,750)	—
Proceeds from maturities/calls of investment securities:
Available-for-sale	11,551,015	13,889,127	5,045,000
Proceeds from sale of investment securities:
Available-for-sale	255,669	2,086,323	—
Proceeds on sale of Financial Institutions Partners III	—	41,529	—
Capital expenditures	(280,757)	(151,461)	(26,624)
Proceeds from sale of real estate owned	955,556	385,744	604,399
Improvements and acquisition costs to REO properties	(143,537)	(174,162)	(384,098)
Proceeds from sale of property and equipment	11,000	13,422	—

Net cash provided (used) by investing activities	$22,732,498	(1,883,118)	11,069,566

	14,747,317	(715,895)	13,013,356
Continued to page 32
See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS Continued

	Years ended December 31,
	2009	2008	2007

	$14,747,317	(715,895)	13,013,356

Cash flows from financing activities:
Net increase (decrease) in deposits	20,902,204	(3,412,872)	(4,657,656)
Issuance (repurchase) of treasury stock	—	—	(96,775)
Payment of dividends	—	(453,785)	(605,008)
Proceeds (repayments) of borrowed money, net	(36,057,767)	5,124,272	(8,863,890)
Increase (decrease) in advances by borrowers for taxes and insurance	(154,845)	(561)	278,952

Net cash provided (used) by financing activities	(15,310,408)	1,257,054	(13,944,377)

Net increase (decrease) in cash	(563,091)	541,159	(931,021)

Cash at beginning of year	7,438,268	6,897,109	7,828,130

Cash at end of year	$6,875,177	7,438,268	6,897,109

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, including interest credited to savings accounts	$9,294,940	10,844,642	12,093,370

Income taxes	$150,000	65,000	141,000

Supplemental disclosure of noncash activities:

Real estate acquired in settlement of loans	$2,374,943	1,482,797	1,187,071

Change in unrealized gain(loss) on available-for-sale securities, net of taxes of $53,499	$(104,050)	2,908	(311,442)

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Accounting Policies:
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
Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (“FHLB”) System and is subject to regulation by the Office of Thrift Supervision (“OTS”), a division of the U.S. Government Department of Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.
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
DirectTeller Systems developed and marketed a voice response telephone inquiry system to allow financial institution customers to access their account balances via telephone. This system has been in use with a local service bureau. The local service bureau is in the process of transferring its customers to a new platform.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:
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
Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company’s liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of applicable taxes. At December 31, 2009 and 2008, the Company did not hold any trading securities.
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
Loans Receivable, Continued
A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company’s investment in non-residential and multi-family residential real estate loans, the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.
The Company sells loans in the secondary market. Mortgage loan sales totaled $176,837,000 and $10,806,000 during 2009 and 2008. The amount of loans held for sale at December 31, 2009 totaled $7,552,314. Loans held for sale at December 31, 2008 were not material to the loan portfolio and thus were not reported separately in the Company’s balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management’s intention to hold all other loans originated to maturity or earlier repayment.
The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.
Mortgage Servicing Rights
Mortgage servicing rights are recognized in accordance with US GAAP. Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of mortgage loans. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of the estimated future servicing income. The capitalized mortgage servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loan. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Servicing fee income is recorded for fees earned for servicing loans, and the amortization of mortgage servicing rights is netted against this income.
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
Investment in Federal Home Loan Bank Stock
The Company is required as a condition of membership in the Federal Home Loan Bank of Cincinnati (“FHLB”) to maintain an investment in FHLB common stock. The stock is redeemable at par, and therefore, its cost is equivalent to its redemptive value. The Company’s ability to redeem FHLB shares is dependent on the redemptive practices of the FHLB of Cincinnati. At December 31, 2009, the FHLB of Cincinnati placed no restriction on redemption of shares in excess of a member’s required investment in the stock.

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
Income Taxes
The Company uses an asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized if it is more likely than not that a future benefit will be realized. The Company accounts for income taxes in accordance with US GAAP, which prescribes the recognition and measurement criteria related to tax positions taken or expected to be taken in a tax return.
The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the relevant US GAAP to all tax positions for which the statute of limitations remained open. The Company was not required to record any liability for unrecognized tax benefits as of December 31, 2009 and 2008. There have been no material changes in unrecognized tax benefits since December 31, 2009 and 2008.
The Company is subject to income taxes in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities through the year ended December 31, 2007.
The Company will recognize, if applicable, interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No interest or penalties were incurred in 2009 or 2008.
Earnings Per Common Share
Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and when applicable, those stock options that are dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:
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
Disclosures about fair value of assets and liabilities
The Company measures certain financial assets at fair value in accordance with US GAAP which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. US GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

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
Disclosures about fair value of assets and liabilities, continued

	Fair Value Measurements at
	December 31, 2009
	Quoted prices
	in active	Significant	Significant
	markets for	other	other
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
U.S. Treasury securities and Obligations of U.S. Government Corporations and agencies	$18,463,378	$18,463,378
Obligations of states and Municipalities	1,485,847	1,485,847
FHLMC certificates	1,009,495	1,009,495
FNMA certificates	342,652	342,652
GNMA certificates	1,218,610	1,218,610
Collateralized mortgage obligations	238,706	238,706
CRA fund	998,316	998,316

December 31, 2008
U.S. Treasury securities and Obligations of U.S. Government Corporations and agencies	$13,263,342	$13,263,342
Obligations of states and Municipalities	145,078	145,078
FHLMC certificates	1,086,579	1,086,579
FNMA certificates	360,090	360,090
GNMA certificates	1,468,674	1,468,674
Collateralized mortgage obligations	320,608	320,608
CRA fund	964,457	964,457
The Company is predominately an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2009 was approximately $8.0 million with total loss recognized of approximately $2.0 million.
The Corporation has real estate acquired through foreclosure totaling $2.79 million at December 31, 2009. Real estate acquired through foreclosure is carried at the lower of the cost or fair value less estimated selling expenses at the date of acquisition. Fair values are obtained using independent appraisals, based on comparable sales which the Corporation considers to be Level 2 inputs. The aggregate amount of real estate acquired through foreclosure that is carried at fair value was approximately $2,792,000 at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:
Reclassifications
Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on net income
Effect of recent accounting pronouncements
We adopted the following accounting guidance in 2009, none of which had a material effect, if any, on our year-end consolidated financial position or results of operations.
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income (loss). This guidance was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009. There were no impairments previously recognized on debt securities we owned at December 31, 2008; therefore, there was no cumulative effect adjustment to retained earnings or other comprehensive loss as a result of adopting this guidance.
In April 2009, the FASB issued guidance on “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly.” Under this guidance, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value. This guidance was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009.
In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim and annual financial statements which was effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance effective January 1, 2009.
In June 2008, the FASB issued guidance that clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method. It also requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and required a company to retrospectively adjust its earnings per share data. The adoption of this standard did not have a material effect on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:
Effect of recent accounting pronouncements, continued
In May 2009, the FASB issued guidance that is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance was effective for periods ending after June 15, 2009.
In June 2009, the FASB issued guidance that established the FASB Accounting Standards Codification as the single source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. This guidance also explicitly recognized rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for periods ending after September 15, 2009.
In September 2009, the FASB issued updated guidance for the fair value measurement of alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments and was effective for financial statements issued in the period ending after December 15, 2009. The adoption of this standard had no effect on the Company’s financial statements.
The following accounting guidance will be adopted in 2010 and is not expected to have a material impact, if any, on our consolidated financial position or results of operations.
In June 2009, the FASB issued guidance which 1) replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative; 2) requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity; and 3) requires additional disclosures about an enterprise’s involvement in variable interest entities. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009. Management does not expect the adoption of this standard to have a material effect on the financial statements.
In January 2010 the FASB issued a new standard on Accounting for Distributions to Shareholders with Components of Stock and Cash which amends the Codification to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. The standard is effective for the first interim annual period ending after December 31, 2009, and should be applied on a retrospective basis. The Company is currently evaluating the impact this standard will have on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.	Organization and Accounting Policies, Continued:
Effect of recent accounting pronouncements, continued
In January 2010, the FASB issued new standards on Fair Value Measurements and Disclosures. These standards require new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements. The standards also clarify existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for the Corporation beginning with its first interim filing in 2010. The disclosures about the rollforward of information in Level 3 are required for the Company with its first interim filing in 2011. The Company is currently evaluating the impact these standards will have on its financial statements.
The FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets, including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860, Transfers and Servicing. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.
2.	Investment and Mortgage-Backed Securities:
The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value

Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$18,720,117	15,901	272,640	18,463,378

Obligations of states and municipalities	1,464,893	30,759	9,805	1,485,847

	$20,185,010	46,660	282,445	19,949,225

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, Continued:

	December 31, 2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value

Available-for-sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$13,216,093	47,249	—	13,263,342
Obligations of states and municipalities	140,000	5,078	—	145,078

	$13,356,093	52,327	—	13,408,420

The amortized cost and estimated market value of investment securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

		Estimated
	Amortized	market
	cost	value
Available-for-sale:
Due in one year or less	$—	—
Due after one year through five years	2,096,121	2,101,337
Due after five years through ten years	5,500,000	5,485,847
Due after ten years	12,588,889	12,362,041

	$20,185,010	19,949,225

The gross proceeds on sales of investments and mortgage-backed securities were $255,669 and $2,086,323 for the years ended December 31, 2009 and 2008, respectively. No investments were sold during 2007. Gross realized gains for the years ended December 31, 2009, 2008 and 2007 were $11,035, $86,323, and $13,604, respectively. The 2009 and 2007 realized gains were primarily the result of investments called prior to maturity. Investment securities with an approximate carrying value of $946,308 at December 31, 2009 were pledged to secure an investment in the Senior Housing Crime Prevention Foundation.
The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,
	2009	2008	2007

Taxable interest income	$570,820	766,015	1,068,084
Nontaxable interest income	30,982	25,382	30,505
Dividends	230,662	256,544	316,339

	$832,464	1,047,941	1,414,928

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, Continued:

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value

Available-for-sale:
FHLMC certificates	$956,669	52,826	—	1,009,495
FNMA certificates	338,044	4,608	—	342,652
GNMA certificates	1,202,676	15,934	—	1,218,610
Collateralized mortgage obligations	233,703	5,003	—	238,706

	$2,731,092	78,371	—	2,809,463

Held-to-maturity:
FHLMC certificates	$141,142	14,145	—	155,287
FNMA certificates	3,773,066	143,874	—	3,916,940
GNMA certificates	74,644	8,018	—	82,662

	$3,988,852	166,037	—	4,154,889

	December 31, 2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value

Available-for-sale:
FHLMC certificates	$1,068,450	18,844	715	1,086,579
FNMA certificates	367,269	743	7,922	360,090
GNMA certificates	1,490,590	440	22,356	1,468,674
Collateralized mortgage obligations	327,976	—	7,368	320,608

	$3,254,285	20,027	38,361	3,235,951

Held-to-maturity:
FHLMC certificates	$152,230	7,981	—	160,211
FNMA certificates	4,815,378	109,379	—	4,924,757
GNMA certificates	90,501	5,137	—	95,638

	$5,058,109	122,497	—	5,180,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, Continued:

The tables below indicate the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2009 and 2008.

	December 31, 2009
	Less than 12 Months			12 Months or Longer			Total
	Fair		Unrealized	Fair		Unrealized	Fair		Unrealized
	Value		Losses	Value		Losses	Value		Losses

U.S. Treasury securities and obligations of U.S. Government Agencies	$9,718,987		272,640	—		—	9,718,987		272,640
Obligations of state and municipalities	45,195		9,805	—		—	45,195		9,805
Mortgage-backed Securities	—		—	—		—	—		—

	$9,764,182		282,445	—		—	9,764,182		282,445

Number of Investments		14			0			14

	December 31, 2008
	Less than 12 Months			12 Months or Longer			Total
	Fair		Unrealized	Fair		Unrealized	Fair		Unrealized
	Value		Losses	Value		Losses	Value		Losses

U.S. Treasury securities and obligations of U.S. Government Agencies	—		—	—		—	—		—
Obligations of state and municipalities	—		—	—		—	—		—
Mortgage-backed Securities	1,772,803		30,064	357,569		8,297	2,130,372		38,361

	$1,772,803		30,064	357,569		8,297	2,130,372		38,361

Number of Investments		44			6			50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
2.	Investment and Mortgage-Backed Securities, Continued:

Investment securities are reviewed for possible other-than-temporary impairment on a quarterly basis. During this review, management considers the severity and duration of the unrealized losses as well as its intent not to sell the securities and ability to hold the securities until recovery, taking into account balance sheet management strategies and its market view and outlook. Management also assesses the nature of the unrealized losses taking into consideration factors such as changes in risk-free interest rates, general credit spread widening, market supply and demand, creditworthiness of the issuer or any credit enhancement providers, and the quality of the underlying collateral. All of the Company’s agency and mortgage-backed securities are backed by either a U.S. Government agency or government-sponsored agency and are not considered to have credit quality issues.

The Company’s municipal bond securities have all been rated investment grade or higher by various rating agencies or have been subject to an annual internal review process by management. This annual review process for non-rated securities considers a review of the issuers’ current financial statements, including the related cash flows and interest payments. We concluded that the unrealized loss positions on these securities is a result of the level of market interest rates and not a result of the underlying issuers’ ability to repay.

We do not intend to sell any of the debt securities with an unrealized loss and do not believe that it is more likely than not that we will be required to sell a security in an unrealized loss position prior to a recovery in its value. The fair value of these debt securities is expected to recover as the securities approach maturity. Accordingly, we have not recognized any OTTI in our consolidated statements of income.

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

Loans receivable, net, consists of the following:

	December 31,
	2009	2008
First mortgage loans:
Principal balances:
Collateralized by one- to four- family residences	$137,277,015	172,262,875
Collateralized by multi-family properties	16,035,245	16,727,368
Collateralized by other properties	45,776,132	43,585,846
Construction loans	1,171,203	7,365,262
Loans to facilitate sale of real estate owned	772,873	434,615

	201,032,468	240,375,966

Less:
Undisbursed portion of construction loans	(291,924)	(3,308,013)
Net deferred loan origination fees	(604,186)	(275,305)

Total first mortgage loans	200,136,358	236,792,648

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
3.	Loans Receivable, Continued:

Consumer and other loans:
Principal balances:
Consumer loans	5,560,744	5,793,402
Lines of credit	32,721,924	29,559,828
Student loans	2,580,953	1,570,553

Total consumer and other loans	40,863,621	36,923,783
Less allowance for loan losses	(4,914,591)	(3,666,978)

	$236,085,388	270,049,453

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,
	2009	2008	2007

Balance, beginning of year	$3,666,978	1,100,840	1,612,205
Provision for loan losses	2,832,192	2,703,333	300,225
Charge-offs and recoveries, net	(1,584,579)	(122,195)	(465,897)
Transfers to allowance for losses on real estate owned	—	(15,000)	(345,693)

Balance, end of year	$4,914,591	3,666,978	1,100,840

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2009 and 2008 the recorded investment in loans for which impairment has been recognized was approximately $7,996,000 and $5,468,000 with related reserves of $1,966,000 and $1,674,000, respectively. The average balance in impaired loans was $6,732,000 and $3,093,000 for the years ended December 31, 2009 and 2008, respectively. Interest received on impaired loans for the years ended December 31, 2009 and 2008 was $237,000 and $224,000. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on non-accrual status as of December 31, 2009 and 2008 were approximately $9,228,000 and $6,130,000, respectively. Accruing loans over 90 days delinquent were $16,000 and $339,000 as of December 31, 2009 and 2008, respectively. Income recognized on the cash basis on non-accrual loans for the years 2009 and 2008 was $230,719 and $127,000, respectively. Additional interest income of $394,000 and $363,000 would have been recognized if the non-accrual loans had been in accordance with their original terms for the years 2009 and 2008, respectively.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $72,687,000, $65,293,000 and $64,086,000 at December 31, 2009, 2008 and 2007, respectively.

Mortgage servicing rights of $104,611, $73,699 and $77,166 were capitalized in 2009, 2008 and 2007, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2009 and 2008. The carrying value of the Company’s mortgage servicing rights totaled approximately $418,000 and $382,000 at December 31, 2009 and 2008. Amortization of mortgage-servicing rights was $69,094, $62,947 and $68,381 for 2009, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
4.	Real Estate Owned:
Real estate owned consists of the following:

Balance as of December 31, 2007	$947,970
Additions to OREO	1,656,959
Sales Proceeds	(385,744)
Loss on sale, net	(32,053)
Total write-downs	(338,309)

Balance as of December 31, 2008	$1,848,823
Additions to OREO	2,518,480
Sales Proceeds	(955,556)
Loss on sale, net	(6,314)
Total write-downs	(613,745)

Balance as of December 31, 2009	$2,791,688

Activity in the allowance for losses on real estate owned is as follows:

	Years ended December 31,
	2009	2008	2007

Balance, beginning of year	$—	118,593	20,000
Charged-off	(113,000)	(503,955)	(271,700)
Provision charged to operations	138,000	370,362	24,600
Transfers from allowance for loan losses	—	15,000	345,693

Balance, end of year	$25,000	—	118,593

The expected timing of disposal of real estate owned is not determinable.
5.	Bank Owned Life Insurance

Franklin Savings has purchased single-premium life insurance polices on officers and employees of the Company, at a cumulative cost of $5,000,000 from three insurance companies. The cash surrender value of the polices was $5,982,426 and $5,744,727 at December 31, 2009 and 2008, respectively. The face value of the policies as of December 31, 2009 is approximately $14,566,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
6.	Property and Equipment:
Property and equipment, net, consists of the following:

	December 31,
	2009	2008

Buildings and improvements	$1,954,153	1,939,153
Leasehold improvements	2,488,658	2,422,445
Furniture, fixtures and equipment	3,315,014	3,180,960

	7,757,825	7,542,558
Accumulated depreciation and amortization	(5,495,993)	(5,218,136)

	2,261,832	2,324,422
Land	1,186,535	1,186,535

	$3,448,367	3,510,957

7.	Other Assets:

Included in other assets as of December 31, 2009 and 2008 is a $1,000,000 investment in a CRA investment fund. The unrealized loss recorded on this investment totaled $1,684 and $35,543 at December 31, 2009 and 2008, respectively.

On November 12, 2009, the Federal Deposit Insurance Corporation (“FDIC”) approved a final rule requiring banks to prepay their estimated quarterly assessments for the fourth quarter of 2009, as well as all of 2010, 2011 and 2012 on December 30, 2009. The $2.19 million payment was based on Franklin Savings’ regular assessment base on September 30, 2009. Consequently, included in other assets at December 31, 2009, is approximately $2.19 million in prepaid FDIC insurance premiums.

The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market. The program utilizes a Lender Risk Account (“LRA”) which is funded through the proceeds of individual mortgages sold. One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance.

If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds, net of any losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year or when all of the loans sold under a master commitment have been paid in full. The Company’s LRA totaled $372,333 at December 31, 2009 and $7,984 at December 31, 2008. For the year ended December 31, 2009, 395 loans were sold as part of the Mortgage Purchase Program totaling $68,474,000. During 2008, sixteen loans were sold as part of the Mortgage Purchase Program totaling $2,871,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits:
Deposits consist of the following:

	December 31, 2009			December 31, 2008
	Weighted		Percent	Weighted		Percent
	average		of	average		of
	rate	Amount	deposits	rate	Amount	deposits

Passbooks	0.44%	$37,256,049	15.3%	0.78%	$28,244,046	12.7%
NOW accounts and variable rate money market savings and checking accounts	0.41	41,372,057	16.9	0.50	29,893,303	13.4

		78,628,106	32.2		58,137,349	26.1

Certificates:
1-6 month	1.14	11,523,247	4.7	2.68	13,067,202	5.9
1 year	2.18	29,549,700	12.1	3.26	30,361,671	13.6
18 month	3.29	15,349,687	6.3	3.75	14,413,058	6.5
18 month - 5 years	3.61	31,401,232	12.9	4.64	32,838,220	14.7
5-8 years	4.40	77,558,378	31.8	4.67	74,290,646	33.2

		165,382,244	67.8		164,970,797	73.9

Total deposits		$244,010,350	100.0%		223,108,146	100.0%

At December 31, 2009, scheduled maturities of certificate accounts are as follows:

2010	$91,032,762
2011	38,483,231
2012	8,902,899
2013	9,299,772
2014 and thereafter	17,663,580

$165,382,244

Interest and dividends paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,
	2009	2008	2007

Savings accounts	$189,428	302,019	521,185
Checking and money market accounts	244,425	207,930	360,733
Certificates	6,843,724	7,329,869	7,836,064

	$7,277,577	7,839,818	8,717,982

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
8.	Deposits, Continued:
Certificates of deposit with balances of $100,000 or more totaled approximately $56,155,756 and $52,287,000 at December 31, 2009 and 2008, respectively.
Deposits from officers and directors totaled $3,809,000 and $3,571,000 at December 31, 2009 and 2008, respectively.
9.	Borrowings:
Borrowings at December 31, 2009 consist of the following:

	Average	Outstanding
Maturing during	interest rate	balance

2010	6.25%	$6,120,440
2011	5.00	12,176,942
2012	2.94	1,442,285
2013	3.13	1,669,079
2014-2018	3.83	11,010,414

	4.63%	$32,419,160

At December 31, 2009 all of the Company’s borrowings consisted of fixed-rate loans.
The borrowings require principal payments as follows:

2010	$9,467,556
2011	11,207,088
2012	740,134
2013	182,739
2014	692,228
Thereafter	10,129,415

$32,419,160

As collateral for the borrowings from FHLB, the Company has pledged mortgage loans equal to or greater than 145% of the outstanding balance as well as the Bank’s investment in Federal Home Loan Bank stock.

10.	Stockholders’ Equity:
Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of savings deposits by FDIC, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2009, the most restrictive required level of capital to satisfy regulatory requirements was approximately $17,107,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:

Prior to 1996, Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2009, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2009.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:

At December 31, 2009, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock options, issued under the 1997 and 2002 plans, was accelerated in anticipation of US GAAP related to Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of the standard.

Transactions involving the 1997 Plan are summarized as follows:

	2009	2008	2007

Options outstanding at beginning of the year	71,818	104,437	105,497
Granted	—	—	—
Canceled/Forfeited	(17,559)	(32,619)	(435)
Exercised	—	—	(625)

Options outstanding at end of the year	54,259	71,818	104,437

All options have an exercise price between $7.75 and $12.81.

The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees, and directors, under which options to purchase the Company’s common _______shares were granted at a price no less than the fair market value of the shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they were granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan.

Transactions involving the 2002 Plan are summarized as follows:

	2009	2008	2007

Options outstanding at beginning of the year	105,238	105,238	106,783
Granted	—	—	—
Canceled/Forfeited	(4,875)	—	(1,545)
Exercised	—	—	—

Options outstanding at end of the year	100,363	105,238	105,238

All options have an exercise price between $10.14 and $22.42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
10.	Stockholders’ Equity, Continued:
Additional information regarding stock options outstanding as of December 31, 2009, is as follows:

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life (Years)	Price	Shares	Price
7.75 to 10.00	16,236	1.2	$7.75	16,236	$7.75
10.01 to 15.00	89,513	2.0	10.97	89,513	10.97
15.01 to 20.00	16,800	4.2	17.67	16,800	17.67
20.01 to 25.00	32,073	4.4	20.69	32,073	20.69

	154,622	2.7	$13.37	154,622	$13.37

11.	Regulatory Matters:

Franklin Savings is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulation involve quantitative measures of assets, liabilities and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action that, if undertaken, could have a direct material effect on the consolidated financial statements.

Prompt correction action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At September 28, 2009, the most recent regulatory notifications categorized Franklin Savings as well capitalized. There are no conditions or events since that notification that management believes have changed the institution’s category. Management believes that, under current regulatory capital regulations, Franklin Savings will continue to meet its minimum capital requirements in the foreseeable future. Actual and required capital amounts and ratios are presented below:

As of December 31, 2009

					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tangible capital	$21,548,000	7.2%	≥$4,520,000	≥1.5%	≥$15,067,000	≥5.0%
Core capital	21,548,000	7.2%	≥12,054,000	≥4.0%	≥18,080,000	≥6.0%
Risk-based capital	24,107,000	11.3%	≥17,107,000	≥8.0%	≥21,384,000	≥10.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
11.	Regulatory Matters, Continued:
As of December 31, 2008

					To be "well-
					capitalized" under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tangible capital	$22,964,000	7.2%	≥$4,771,000	≥1.5%	≥$15,903,000	≥5.0%
Core capital	22,964,000	7.2%	≥12,722,000	≥4.0%	≥19,083,000	≥6.0%
Risk-based capital	24,397,000	11.3%	≥17,340,000	≥8.0%	≥21,675,000	≥10.0%
12.	Fair Values of Financial Instruments:

US GAAP requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments.

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

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

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
The estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets:
Cash and cash equivalents	$6,875,177	6,875,177	7,438,268	7,438,268
Investment securities	19,949,225	19,949,225	13,408,420	13,408,420
Mortgage-backed securities	6,798,315	6,964,352	8,294,060	8,416,557
Loans receivable	243,637,702	243,065,000	270,049,453	267,906,000
Investment in FHLB stock	4,991,000	4,991,000	4,991,000	4,991,000

Financial liabilities:
Deposits	244,010,350	249,400,000	223,108,146	219,887,000
Borrowed money	32,419,160	34,170,000	68,476,927	69,072,000

	December 31, 2009		December 31, 2008
	Contractual	Fair	Contractual	Fair
	amount	value	amount	value
Unrecognized financial instruments:
Commitments to extend credit (all are fixed rates)	$1,435,000	1,435,000	4,092,000	4,092,000
Unfunded construction loans	292,000	292,000	3,308,000	3,308,000
Undisbursed lines of credit	18,855,000	18,855,000	18,705,000	18,705,000
Commitments to sell loans	21,893,000	21,893,000	24,581,000	24,581,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
13.	Federal Income Taxes:
The components of income tax expense (benefit) are as follows:

	Years ended December 31,
	2009	2008	2007
Federal:
Current	$(535,254)	(196,379)	148,374
Deferred	(439,443)	(718,599)	(23,240)

	$(974,697)	(914,978)	125,134

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,
	2009	2008	2007
Tax at statutory rates	$(854,938)	(789,053)	197,683
Benefit of tax exempt interest	(10,534)	(8,630)	(10,372)
Income from bank owned life insurance	(80,818)	(77,371)	(76,111)
Other	(28,407)	(39,924)	13,934

	$(974,697)	(914,978)	125,134

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2009	2008
Deferred tax asset arising from:
Allowance for loan losses	$1,829,900	1,231,300
Deferred loan fees and costs	600	2,900
Depreciation	67,600	64,900
Other, net	215,300	279,900

Total deferred tax assets	2,113,400	1,579,000

Deferred tax liability arising from:

Unrealized loss on securities	(42,200)	(500)
FHLB stock	(964,800)	(964,900)
Like-kind exchange	(103,000)	(103,100)

Total deferred tax liabilities	(1,110,000)	(1,068,500)

Net deferred tax asset	$1,003,400	510,500

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
14.	Benefit Plans:

The Company has a non-contributory defined contribution plan and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees’ compensation. Total expense under this defined contribution plan was $74,600, $79,600, and $183,600 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account that is credited with cash and shares of common stock of the Company based upon compensation earned subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 in cash to the ESOP in 2009, 2008 and 2007. At December 31, 2009, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 2009, 2008, and 2007. The Company’s policy is to charge to expense the amount contributed to the ESOP. At December 31, 2009, the ESOP held 199,200 allocated shares and 15,351 shares committed to be allocated.

15.	Lease Commitments:
The Company, as lessee, leases certain facilities under operating leases which expire over the next five years, with renewal options.
The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:

2010	$168,654
2011	143,245
2012	118,045
2013	92,845
2014	33,524
Thereafter	—

$556,313

Rent expense was $268,990, $236,708 and $213,356 in 2009, 2008 and 2007, respectively.
The Company, as lessor, leases a portion of its administrative office under an operating lease which expires in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
15.	Lease Commitments, Continued:
Future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term.

Year ending December 31:

2010	$49,001
2011	49,744
2012	50,488
2013	33,906

$183,139

16.	Loans to Related Parties:

Certain officers and directors of the Company had loans outstanding during the three-year period ended December 31, 2009. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,
	2009	2008	2007
Balance, beginning of year	$1,235,481	1,257,972	1,374,090
Loans originated	14,184	102,350	46,026
Repayments	(71,516)	(124,841)	(162,144)
Resigned	(23,480)	—	—

Balance, end of year	$1,154,669	1,235,481	1,257,972
17.	Loan Commitments:

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

At December 31, 2009, the Company’s total commitment to extend credit was approximately $1,435,000, and the Company had commitments to disburse construction loans of approximately $292,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $18,855,000. Fees received in connection with the loan commitments reduce closing cost to be paid by the borrower at time of closing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
18.	First Franklin Corporation — Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2009 and 2008 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2009 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

	December 31,
	2009	2008

ASSETS

Cash	$27,042	206,885
Investment in Franklin Savings	21,443,374	22,963,167
Other assets	961,545	995,411

	$22,431,961	24,165,463

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$226,215	315,839
Preferred stock — $.01 par value, 500,000 shares authorized, none issued and outstanding
Common stock — $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost – 330,183 shares in 2009 and 2008	(3,270,399)	(3,270,399)
Retained earnings	19,378,551	20,918,379
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(105,049)	(999)

	$22,431,961	24,165,463

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
	2009	2008	2007

Equity in earnings (losses) of Franklin Savings	$(1,415,745)	(1,205,362)	595,925

Interest income	190	5,597	22,151
Operating expenses	(403,901)	(406,340)	(424,592)
Other income	209,828	111,539	201,652
Federal income tax benefit	69,800	88,800	61,150

Net income (loss)	$(1,539,828)	(1,405,766)	456,286

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
19.	First Franklin Corporation — Parent Company Only Financial Information, Continued:
CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income (loss)	$(1,539,828)	(1,405,766)	456,286
Equity in earnings of Franklin Savings	1,415,745	1,205,362	(595,925)
Change in other assets and liabilities	(55,760)	(40,827)	1,564,953

Net cash provided (used) by operating activities	(179,843)	(241,231)	1,425,314

Cash flows from investing activities:
Proceeds on sale of Financial Institutions Partners III	—	41,529	—

Cash flows from financing activities:
Payment of dividends	—	(453,785)	(605,008)
Sale of treasury stock	—	—	(96,775)

Net cash used by financing activities	—	(453,785)	(701,783)

Net increase (decrease) in cash	(179,843)	(653,487)	723,531

Cash at beginning of year	206,885	860,372	136,841

Cash at end of year	$27,042	206,885	860,372

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
20.	Madison Service Corporation:
In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2009, is presented:
BALANCE SHEET

ASSETS

Cash	$518,895

$518,895

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities	$741
Equity	518,154

$518,895

STATEMENT OF OPERATIONS

Revenues:
Interest Income	$2,505
Operating expenses	(325)

Income before federal income tax	2,180
Federal income tax	741

Net income	$1,439

a.	Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b.	Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c.	Franklin Savings’ investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$110,000
Retained earnings	408,154

$518,154

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
21.	Direct Teller Systems, Inc.:

The Company owns 51% investment in Direct Teller Systems, Inc., which is accounted for as a minority interest in a consolidated entity. The following is a summary of Direct Teller Systems Inc. financial information:

Assets	$321,371
Liabilities	32,461
Equity	288,910
2009 net income	22,335
Information pertaining to the Company’s investment is as follows:

Company’s equity balance at December 31, 2009	$149,388
22.	Earnings Per Share:
Earnings (loss) per share for the years ended December 31, 2009, 2008 and 2007 are calculated as follows:

	For the year ended December 31, 2009
	Loss	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Loss available to common stockholders	$(1,539,828)	1,680,684	$(0.92)

Effect of dilutive securities:
Stock options 1997 and 2002 Plans	—	—

Diluted EPS

Loss available to common stockholders + assumed conversions	$(1,539,828)	1,680,684	$(0.92)

	For the year ended December 31, 2008
	Loss	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Loss available to common stockholders	$(1,405,766)	1,680,684	$(0.84)

Effect of dilutive securities:
Stock options 1997 and 2002 Plans	—	—

Diluted EPS

Income available to common stockholders + assumed conversions	$(1,405,766)	1,680,684	$(0.84)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
22.	Earnings Per Share, Continued:

	For the year ended December 31, 2007
	Income	Shares	Per-share
	(numerator)	(denominator)	amount
Basic EPS

Income available to common stockholders	$456,286	1,681,034	$0.27

Effect of dilutive securities:
Stock options 1997 and 2002 Plans	—	—

Diluted EPS

Income available to common stockholders + assumed conversions	$456,286	1,681,034	$0.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
23.	Quarterly Financial Information (Unaudited):
All adjustments necessary for a fair statement of operations for each period have been included.

	2009
	(dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Interest income	$4,052	3,875	3,762	3,574
Interest expense	2,476	2,407	2,302	2,107

Net interest income	1,576	1,468	1,460	1,467

Provision for loan losses	176	71	1,651	934

Net interest income after provision for loan losses	1,400	1,397	(191)	533

Noninterest income	1,003	1,175	1,023	1,209
Noninterest expense	2,017	2,576	2,561	2,909

Income (loss) before federal income taxes	386	(4)	(1,729)	(1,167)

Federal income taxes (benefit)	126	(11)	(597)	(493)

Net income (loss)	$260	7	(1,132)	(674)

Earnings per common share
Basic	$0.15	0.01	(0.68)	(0.40)

Diluted	$0.15	0.01	(0.68)	(0.40)

	2008
	(dollars in thousands except per share data)
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Interest income	$4,354	4,267	4,235	4,114
Interest expense	2,878	2,770	2,679	2,542

Net interest income	1,476	1,497	1,556	1,572

Provision for loan losses	89	1,392	60	1,162

Net interest income after provision for loan losses	1,387	105	1,496	410

Noninterest income	530	433	481	415
Noninterest expense	1,791	1,919	2,080	1,788

Income (loss) before federal income taxes	126	(1,381)	(103)	(963)

Federal income taxes (benefit)	22	(507)	(64)	(366)

Net income (loss)	$104	(874)	(39)	(597)

Earnings (loss) per common share
Basic	$0.06	(0.52)	(0.02)	(0.36)

Diluted	$0.06	(0.52)	(0.02)	(0.36)